Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on September 21, 2021
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

________________________

Anghami Inc.

(Exact name of registrant as specified in its charter)

________________________

Cayman Islands	4832	N/A
(State or other jurisdiction of incorporation organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

16th Floor, Al-Khatem Tower, WeWork Hub71,
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates
+971 2 443 4317
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

________________________

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
302-738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

________________________

Copies to:

David A. Sakowitz, Esq. Jason Osborn, Esq. Winston & Strawn LLP 200 Park Avenue New York, New York 10166 Tel: (212) 294-6700	Simon Luk, Esq. Winston & Strawn LLP 42nd Floor Bank of China Tower 1 Garden Road Central, Hong Kong Tel: +852 2292 2000	Brian Fenske, Esq. Ayse Yuksel Mahfoud, Esq. Trevor G. Pinkerton, Esq. Norton Rose Fulbright US LLP 1301 McKinney, Suite 5100 Houston, Texas 77010 Tel: (713) 651-5557

________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and on completion of the business combination described in the enclosed proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit		Proposed maximum aggregate offering price			Amount of registration fee(2)
Ordinary Shares(3)(9)	31,486,716	$	[9.98]	$	[314,237,425.68]	(10)	$
VMAC Warrants(4)	10,795,000		N/A		N/A	(11)		N/A(11)
Ordinary Shares issuable on exercise of VMAC Warrants(7)(9)	10,795,000		$11.50		$124,142,500			$(12)
Representative Warrants(5)	500,000		N/A		N/A	(11)		N/A(11)
Ordinary Shares issuable on exercise of Representative Warrants(8)(9)	500,000		$12.00		$6,000,000			$(12)
Service Warrants(6)	150,000		N/A		N/A			N/A
Ordinary Shares issuable on exercise of Service Warrants(7)(9)	150,000		$11.50		$1,725,000		$
Total				$	[446,104,926]		$

____________

(1)      All securities being registered will be issued by Anghami Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Anghami (“Pubco”). In connection with the Business Combination described in this registration statement and the enclosed proxy statement/prospectus (the “Business Combination”), among other things, (i) Vistas Media Acquisition Company Inc. (“VMAC”) will merge with and into Anghami Vista 1, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“Vistas Merger Sub”), with VMAC surviving the merger and continuing as a subsidiary of Pubco, with each outstanding share of VMAC converting into the right to receive one share of Pubco and each outstanding warrant of VMAC converting into warrants to purchase shares of Pubco on the same terms (the “Vistas Merger”), and (ii) Anghami will merge with and into Anghami Vista 2, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“Anghami Merger Sub”), with Anghami surviving the merger and continuing as a subsidiary of Pubco and Anghami’s shareholders receiving shares of Pubco (the “Anghami Merger”).

(2)      Determined in accordance with Section 6(b) of the Securities Act at a rate equal to [$109.10] per $1,000,000 of the proposed maximum aggregate offering price.

(3)      Consists of 31,486,716 ordinary shares of Pubco (“Pubco Ordinary Shares”) issuable upon completion of the business combination described in the proxy statement/prospectus contained herein, and includes (a) up to a maximum (subject to redemptions) of 10,000,000 Pubco Ordinary Shares to be issued to holders of VMAC Class A Common Stock included in outstanding units of VMAC (“VMAC Units”), each VMAC Unit consisting of one share of VMAC Class A Common Stock and one VMAC Warrant, issued pursuant to VMAC’s initial public offering, (b) 2,500,000 Pubco Ordinary Shares to be issued to holders of VMAC Class B Common Stock issued prior to VMAC’s initial public offering, (c) 4,000,000 Pubco Ordinary Shares to be issued to holders of VMAC Class A Common Stock, issued pursuant to subscription agreements as described in the proxy statement/prospectus contained herein, (d) 14,171,716 Pubco Ordinary Shares to be issued to shareholders of Anghami (subject to redemptions and reductions due to payment of Cash Consideration, as defined in the Business Combination Agreement), (e) 485,000 Pubco Ordinary Shares to be issued in relation to transaction costs incurred, (f) 295,000 Pubco Ordinary Shares to be issued to holders of Private Placement Units (as defined below) and (g) 35,000 Pubco Ordinary Shares to be issued to holders of Representative Shares (as defined below). Upon the consummation of the Business Combination, all VMAC Units and Private Placement Units will be separated into their component securities, which will be exchanged for equivalent securities of Pubco as described in the proxy statement/prospectus included herein.

(4)      VMAC Warrants will automatically convert into Pubco Warrants upon consummation of the Business Combination as described in the proxy statement/prospectus included herein.

(5)      Representative Warrants will automatically convert into Representative Pubco Warrants upon consummation of the Business Combination as described in the proxy statement/prospectus included herein.

(6)      Service Warrants will be issued upon consummation of the Business Combination as described in the proxy statement/prospectus included herein.

(7)      Consists of Pubco Ordinary Shares issuable upon exercise of Pubco Warrants. Each Pubco Warrant will entitle the warrant holder to purchase one Pubco Ordinary Share at a price of $11.50 per share (subject to adjustment).

(8)      Consists of Pubco Ordinary Shares issuable upon exercise of Representative Pubco Warrants. Each Representative Pubco Warrant will entitle the warrant holder to purchase one Pubco Ordinary Share at a price of $12.00 per share (subject to adjustment).

(9)      Pursuant to Rule 416(a), an indeterminable number of additional securities are also being registered to prevent dilution resulting from sub-divisions, share dividends or similar transactions.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(10)    Pursuant to Rules 457(c) and 457(f)(1) under the Securities Act of 1933, as amended (the “Securities Act”), and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the product obtained by multiplying [$9.98], which represents the average of the high and low prices of VMAC Common Stock on the Nasdaq Stock Market LLC on [July 28, 2021].

(11)    The maximum number of Pubco Warrants, Representative Pubco Warrants and Pubco Ordinary Shares of the registrant issuable upon exercise of the Pubco Warrants and Representative Pubco Warrants are being simultaneously registered hereunder. Consistent with the response to Question 240.06 of the Securities Act Rules Compliance and Disclosure Interpretations, the registration fee with respect to such Pubco Warrants and Representative Pubco Warrants has been allocated to the Pubco Ordinary Shares underlying such warrants and those Pubco Ordinary Shares are included in the registration fee as calculated in footnote (12) below.

(12)    No separate registration fee required pursuant to Rule 457(g) under the Securities Act. Pursuant to Rule 457(g)(1) of the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price of the Pubco Ordinary Shares underlying the Pubco Warrants for VMAC Warrants and Service Warrants is calculated based on an exercise price of $11.50 per share and for Representative Warrants is calculated based on an exercise price of $12.00 per share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY PROXY STATEMENT FOR SPECIAL MEETING OF
VISTAS MEDIA ACQUISITION COMPANY INC.
AND PROSPECTUS FOR ORDINARY SHARES AND WARRANTS OF ANGHAMI INC.
SUBJECT TO COMPLETION, DATED SEPTEMBER 21, 2021

Vistas Media Acquisition Company Inc.
30 Wall Street, 8th Floor
New York, New York 10005

Dear Vistas Media Acquisition Company Inc. Stockholders:

You are cordially invited to attend the special meeting of stockholders of Vistas Media Acquisition Company Inc., which we refer to as “we,” “us,” “our,” or “VMAC,” at       , Eastern time, on                2021, at               . At the special meeting of stockholders, our stockholders will be asked to consider and vote upon a proposal, which we refer to as the “Business Combination Proposal,” to approve and adopt the business combination agreement, dated March 3, 2021 (as may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among VMAC, Anghami, a Cayman Islands exempted company (“Anghami”), Anghami Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Anghami (“Pubco”), Anghami Vista 1, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“Vistas Merger Sub”), and Anghami Vista 2, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“Anghami Merger Sub”) and the Business Combination (as defined below) contemplated thereby.

As further described in the accompanying proxy statement/prospectus, subject to the terms and conditions of the Business Combination Agreement, upon consummation of the Business Combination, among other things: (i) VMAC will merge with and into Vistas Merger Sub, with VMAC surviving the merger and continuing as a subsidiary of Pubco, with each outstanding share of VMAC converting into the right to receive one share of Pubco and each outstanding warrant of VMAC converting into warrants to purchase Pubco Ordinary Shares on the same terms (the “Vistas Merger”), and (ii) Anghami will merge with and into Anghami Merger Sub, with Anghami surviving the merger and continuing as a subsidiary of Pubco and Anghami’s shareholders receiving Pubco Ordinary Shares (the “Anghami Merger” and together with the Vistas Merger, the “Merger”). Upon consummation of the Business Combination, Anghami and VMAC will continue to exist as wholly-owned subsidiaries of Pubco. Stockholders of VMAC will receive a right to receive one share of Pubco Ordinary shares for each share of VMAC Class A Common Stock outstanding immediately prior to the Vistas Merger Effective Time. Anghami Shareholders will receive the Per Shareholder Consideration, as set forth in the Business Combination Agreement. Pubco is expected to issue an aggregate of 31,486,716 Pubco Ordinary Shares upon consummation of the Merger (assuming no redemptions of VMAC Class A Common Stock), which may be subject to adjustment based the terms of the Business Combination Agreement, including due to the allocation of consideration between stock consideration and cash consideration pursuant to the Business Combination Agreement and redemptions of VMAC Class A Common Stock.

In connection with the Business Combination, VMAC has obtained commitments from institutional investors (each a “Subscriber”) to purchase at least 4,000,000 shares of VMAC Class A Common Stock at a purchase price of $10.00 per share in a private placement, which will be converted into Pubco Ordinary Shares in connection with the Closing (the “PIPE Shares”).

VMAC’s Class A common stock, units and warrants are currently listed on The Nasdaq Stock Market (“Nasdaq”) under the symbols “VMAC,” “VMACU” and “VMACW,” respectively. Pubco intends to apply to list the Pubco Ordinary Shares and certain Pubco Warrants on Nasdaq in connection with the Closing. We cannot assure you that the Pubco Ordinary Shares or the Pubco Warrants will be approved for listing on Nasdaq.

Pubco is a “foreign private issuer” and an “emerging growth company” under the applicable Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements.

We are providing this proxy statement/prospectus and accompanying proxy cards to our stockholders in connection with the solicitation of proxies to be voted at the special meeting of stockholders and at any adjournments or postponements of the special meeting of stockholders. Whether or not you plan to attend the special meeting, we urge you to read this proxy statement/prospectus (and any documents incorporated into this proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors,” beginning on page 42.

Our board of directors has unanimously approved and adopted the Business Combination Agreement and unanimously recommends that our stockholders vote FOR all of the proposals presented to our stockholders.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

When you consider the board of directors’ recommendation of these proposals, you should keep in mind that certain of our directors and our officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “The Business Combination — Interests of VMAC’s Directors and Officers in the Business Combination.

On behalf of our board of directors, I thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

, 2021	F. Jacob Cherian
Chief Executive Officer

This proxy statement/prospectus is dated           , 2021 and is first being mailed to the stockholders of VMAC on or about that date.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Vistas Media Acquisition Company Inc.
30 Wall Street, 8th Floor
New York, New York 10005

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON           , 2021

To the Stockholders of Vistas Media Acquisition Company Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “special meeting of stockholders”) of Vistas Media Acquisition Company Inc., a Delaware corporation (“VMAC”), will be held on           , 2021, at           , Eastern time, at           . You are cordially invited to attend the special meeting of stockholders for the following purposes:

(1)    The Business Combination Proposal: to consider and vote upon a proposal to approve and adopt the Business Combination Agreement, dated as of March 3, 2021, as may be amended, (the “Business Combination Agreement”), by and among VMAC, Anghami, a Cayman Islands exempted company (“Anghami”), Anghami Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Anghami (“Pubco”), Anghami Vista 1, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“Vistas Merger Sub”), and Anghami Vista 2, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“Anghami Merger Sub”), and the transactions contemplated therein, including the following:

•        VMAC will merge with and into Vistas Merger Sub, with VMAC continuing as the surviving company (the “Vistas Merger”), as a result of which Vistas Merger Sub will cease to exist;

•        Anghami will merge with and into Anghami Merger Sub, with Anghami continuing as the surviving company (the “Anghami Merger”) as a result of which Anghami Merger Sub will cease to exist;

•        each outstanding share of VMAC Common Stock will be exchanged for one Pubco Ordinary Share and the Anghami ordinary shares will be converted into a right to receive cash and Pubco Ordinary Shares in the amounts and pursuant to the terms of the Business Combination Agreement;

•        each issued and outstanding warrant of VMAC will cease to represent a right to acquire shares of VMAC Common Stock and will instead represent the right to acquire the same number of Pubco Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the Closing; and

•        following the consummation of the transactions contemplated by the Business Combination Agreement, including Vistas Merger and Anghami Merger, each of VMAC and Anghami are direct wholly-owned subsidiaries of Pubco (the “Business Combination”).

(2)    The Nasdaq Proposal: to consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC (“Nasdaq Listing Rules”), the issuance of more than 20% of the current total issued and outstanding shares of VMAC Class A Common Stock (the “Nasdaq Proposal”) to the Subscribers of the PIPE Shares and to SHUAA for services rendered in connection with the Business Combination; and

(3)    The Stockholder Adjournment Proposal: to consider and vote upon a proposal to adjourn the special meeting of stockholders to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting of stockholders, there are not sufficient votes to approve one or more proposals presented to stockholders for vote or the holders of VMAC’s Class A Common Stock (the “Public Stockholders”) have elected to redeem an amount of VMAC Class A Common Stock such that the minimum available cash condition to the obligation to closing of the Business Combination (as described below) would not be satisfied (the “Stockholder Adjournment Proposal”).

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Only holders of record of our common stock at the close of business on           , 2021 are entitled to notice of the special meeting of stockholders and to vote at the special meeting of stockholders and any adjournments or postponements of the special meeting of stockholders. A complete list of our stockholders of record entitled to vote at the special meeting of stockholders will be available for ten days before the special meeting of stockholders (i) on a reasonably accessible electronic network or (ii) at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting of stockholders.

Pursuant to VMAC’s second amended and restated certificate of incorporation (“the VMAC Charter”), we are providing the Public Stockholders with the opportunity to redeem their shares of VMAC Class A Common Stock for cash equal to their pro rata share of the aggregate amount on deposit in the trust account which holds the proceeds of our initial public offering as of two business days prior to the consummation of the business combination contemplated by the Business Combination Agreement (the “Business Combination”), including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes, upon the consummation of the Business Combination. For illustrative purposes, based on funds in the trust account of approximately $101,071,849.66 on September 21, 2021, the estimated per share redemption price would have been approximately $10.107.

The Public Stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal and any of the other proposals presented. A Public Stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming his, her or its shares with respect to more than an aggregate of 20% of the Offering Shares. Holders of our outstanding warrants to purchase shares of our VMAC Class A Common Stock do not have redemption rights with respect to such warrants in connection with the Business Combination. All of the holders of the VMAC Class B Common Stock have agreed to waive their redemption rights with respect to their VMAC Class B Common Stock. The VMAC Class B Common Stock will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, Vistas Media Sponsor, LLC (the “Sponsor”) owns approximately 15.5% of our issued and outstanding common stock, consisting of 10% of the VMAC Class B Common Stock. VMAC’s Sponsor, officers, directors and Initial Stockholders have agreed to vote their VMAC Class B Common Stock, which represent approximately 20% of the issued and outstanding common stock of VMAC as of [_], and any shares of VMAC common stock acquired during or after our initial public offering in favor of the Business Combination Proposal.

The Business Combination Proposal will be consummated only by an affirmative vote of the holders of at least a majority of all then outstanding shares of VMAC Common Stock entitled to vote thereon at the special meeting of stockholders. We have no specified maximum redemption threshold under our amended and restated certificate of incorporation. It is a condition to closing under the Business Combination Agreement, however, that VMAC has, in the aggregate, cash (held both in and outside of the trust account) equal to or greater than the sum of $40 million. If redemptions by VMAC’s public stockholders cause VMAC to be unable to meet this closing condition, then Anghami will not be required to consummate the Business Combination, although it may, in its sole discretion, waive this condition. In the event that Anghami waives this condition, VMAC does not intend to seek additional stockholder approval or to extend the time period in which its public stockholders can exercise their redemption rights. In no event, however, will VMAC redeem VMAC Class A Common Stock in an amount that would cause VMAC’s net tangible assets to be less than $5,000,001.

Your vote is very important, regardless of the number of shares you own. Please vote as soon as possible to ensure that your vote is counted, regardless of whether you expect to attend the special meeting of stockholders. Please complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided. You may also submit a proxy by telephone or via the internet by following the instructions printed on your proxy card. If you are a holder of record of VMAC’s class A common stock, you may also cast your vote virtually at the special meeting.

If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting. A failure to vote your shares will have the same effect as a vote “AGAINST” the Business Combination Proposal and will have no effect on the outcome of the vote on the Nasdaq Proposal or the Stockholder Adjournment Proposal.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

If you sign and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the proposals presented at the special meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the special meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting of stockholders and, if a quorum is present, will have the same effect as a vote “AGAINST” the Business Combination Proposal but will have no effect on the other proposals.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) for a more complete description of the proposed Business Combination and related transactions and each of our proposals. We encourage you to read this proxy statement/prospectus carefully. The special meeting will be completely virtual. There will be no physical meeting location and the special meeting will only be conducted via live webcast at the following address:          . If you have any questions or need assistance voting your shares, please call our proxy solicitor, [____________], at (###) ###-####, and banks and brokers may reach [___________], at (###) ###-###, or email at [ ]@[ ].com.

By Order of the Board of Directors,

, 2021	F. Jacob Cherian
Chief Executive Officer

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

i

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Pubco, constitutes a prospectus of Pubco under Section 5 of the Securities Act, with respect to the Pubco Ordinary Shares to be issued to the VMAC stockholders if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting of VMAC stockholders at which VMAC stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters.

This document does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction or to any person to whom it would be unlawful to make such offer.

This proxy statement/prospectus includes trademarks, tradenames and service marks, certain of which belong to us or Anghami and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this proxy statement/prospectus appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we or Anghami will not assert our or their rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus contains estimates, projections, and other information concerning Anghami’s industry and business, as well as data regarding market research, estimates, and forecasts prepared by Anghami’s management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which Anghami operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” Unless otherwise expressly stated, Anghami obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. In some cases, Anghami does not expressly refer to the sources from which this data is derived. When Anghami refers to one or more sources of data in any paragraph, you should assume that other data of the same type appearing in the same paragraph is derived from such sources, unless otherwise expressly stated or the context otherwise requires. While Anghami has compiled, extracted, and reproduced industry data from third-party sources (including any sources that Anghami may have paid for, sponsored, or conducted), Anghami has not independently verified the data. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this proxy statement/prospectus. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

FREQUENTLY USED TERMS

In this document:

“active user” means an user that has used the Anghami application for at least once over a three month look back period from the period-end reported.

“AED” means the lawful currency of the United Arab Emirates.

“Anghami” means Anghami, a Cayman Islands exempted company.

“Anghami Companies” means, collectively, Anghami and the direct and indirect subsidiaries of Anghami.

“Anghami Merger” means the merging of Anghami with and into Anghami Merger Sub, with Anghami surviving the merger and continuing as a subsidiary of Pubco and Anghami’s shareholders receiving Pubco Ordinary Shares.

“Anghami Merger Effective Time” means the time of acceptance of the filing of the plan of merger and other documents with the Registrar of the Companies of the Cayman Islands under the Companies Act to effectuate the Anghami Merger, or such later time as may be specified in such filings.

“Anghami Merger Sub” means Anghami Vista 2, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco.

“Anghami Merger Surviving Company” means Anghami following its merger with and into Anghami Merger Sub.

“Anghami Ordinary Shareholders” means holders of Class A Anghami Ordinary Shares and Class C Anghami Ordinary Shares.

“Anghami Ordinary Shares” means Class A Anghami Ordinary Shares and Class C Anghami Ordinary Shares.

“Anghami Preferred Shareholders” means holders of Class B Anghami Preferred Shares.

“Anghami Shareholders” means the Anghami Ordinary Shareholders and Anghami Preferred Shareholders.

“ARPU” means average revenue per user of Anghami Premium service.

“ASC” means Accounting Standards Codification.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, the Class B Conversion and the Merger.

“Business Combination Agreement” means the Business Combination Agreement, dated as of March 3, 2021, as may be amended, by and among VMAC, Anghami, Pubco, Vistas Merger Sub and Anghami Merger Sub.

“Business Combination Proposal” means the proposal to approve the adoption of the Business Combination Agreement and the Business Combination.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in New York, New York or Dubai, United Arab Emirates are authorized or required by law to close; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in New York, New York generally are open for use by customers on such day.

“Class A Anghami Ordinary Shares” means voting and participating shares in the capital of Anghami of $0.10 par value designated as Class A ordinary shares.

“Class B Anghami Preferred Shares” means voting and participating shares in the capital of Anghami of $0.10 par value designated as Class B preferred shares.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

“Class B Conversion” means the automatic conversion immediately prior to the Vistas Merger Effective Time pursuant to the Business Combination Agreement of each share of VMAC Class B Common Stock into a number of validly issued, fully paid and nonassessable shares of VMAC Class A Common Stock equal to the Class B Conversion Ratio.

“Class B Conversion Ratio” means the ratio at which the shares of VMAC Class B Common Stock are automatically convertible into shares of VMAC Class A Common Stock pursuant to Section 4.3(b) of the VMAC Charter, taking into account the waiver by the VMAC Holders of the provisions of Section 4.3(b)(ii) of the VMAC Charter relating to the adjustment of the Class B Conversion Ratio. As of the date of this proxy statement/prospectus, each share of VMAC Class B Common Stock converts into VMAC Class A Common Stock on a one-for-one basis.

“Class C Anghami Ordinary Shares” means non-voting and participating shares in the capital of Anghami of $0.10 par value designated as Class C shares.

“Closing” means the consummation of the Business Combination.

“Closing Date” means the date upon which the Closing is to occur.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Company” means Pubco and its consolidated subsidiaries after giving effect to the Business Combination.

“Continental” means Continental Stock Transfer & Trust Company, VMAC’s transfer agent and warrant agent.

“conversion rate” means the total number of Premium subscribers (daily, weekly, monthly, semi-annual, annual and trial users) across all Premium subscription plans that contributed to the Premium revenue in any given month divided by the number of MAUs for that month.

“DAU” means daily active users, which are those users that have used the Anghami application during that day.

“DGCL” means the Delaware General Corporation Law.

“EBITDA” means earnings before interest, taxes, depreciation, and amortization.

“ERP” means enterprise resource planning.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Founder Shares” means the shares of VMAC Class B Common Stock issued by VMAC to the Sponsor on April 30, 2020.

“FVTPL” means fair value through profit and loss.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.

“IAS” means International Accounting Standards.

“IASB” means International Accounting Standards Board.

“I-Bankers” means I-Bankers Securities Inc.

“IFRS” means International Financial Reporting Standards.

“Initial Stockholders” means the holders of shares of VMAC Class B Common Stock.

“IPO” means VMAC’s initial public offering of units, consummated on August 11, 2021.

“IPO Prospectus” means the prospectus in connection with the IPO.

“IRS” means the Internal Revenue Service.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Liabilities” means any and all debts, liabilities and obligations of any nature, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Lock-up Agreement” means that certain form of agreement attached to the Business Combination Agreement as Exhibit B.

“Losses” means any and all losses, Liabilities, damages, Orders, Proceedings, penalties, settlements and reasonable costs and expenses (including reasonable attorneys’ fees).

“MAU” means monthly active users, which are those users that have used the Anghami application during that month.

“MENA Operating Area” means the countries in the MENA Region where Anghami operates, being Algeria, Bahrain, Egypt, Iraq, Jordan, Kuwait, Lebanon, Libya, Morocco, Oman, Palestine, Qatar, Saudi Arabia, Sudan, Tunisia and United Arab Emirates.

“MENA Region” means the Middle East and North Africa regions.

“Merger” means the Vistas Merger and the Anghami Merger.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Nasdaq Listing Rules” means applicable listing rules of Nasdaq.

“Nasdaq Proposal” means the proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of more than 20% of the current total issued and outstanding shares of VMAC Common Stock to the Subscribers of PIPE Shares.

“Offering Shares” means the shares of VMAC Class A Common Stock sold in the IPO.

“Order” means any order, writ, judgment, injunction, temporary restraining order, stipulation, determination, ruling, verdict, decree or award that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Entity, including any arbitral institution.

“OTT” means over-the-top.

“PCAOB” means the Public Company Accounting Oversight Board.

“Person” means any natural person, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.

“PIPE” means the private placement pursuant to which the Subscribers will purchase shares of VMAC Class A Common Stock, for a purchase price of $10.00 per share, which will be converted into Pubco Ordinary Shares in connection with the Closing.

“PIPE Shares” means at least 4,000,000 shares of VMAC Class A Common Stock at a purchase price of $10.00 per share in a private placement, which will be converted into Pubco Ordinary Shares in connection with the Closing.

“Prior Letter Agreement” means that certain letter agreement, dated as of August 6, 2020, between VMAC and the SPAC Insiders that was entered into in connection with VMAC’s IPO.

“Private Placement Units” means the 295,000 units sold to Vistas Media Sponsor, LLC and I-Bankers Securities, Inc. at a purchase price of $10.00 per Private Placement Unit.

“Private Placement Warrants” means the warrants to purchase VMAC Class A Common Stock purchased in a private placement in connection with the IPO.

“Proceeding” means any action, claim, demand, charge, suit, litigation, examination, investigation, audit, notice of violation, complaint, stipulation, assessment, citation, arbitration or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

“Proposed Transactions” means, in sequential order, the following actions: (i) VMAC’s merger with and into Vistas Merger Sub, with VMAC surviving the merger and continuing as a subsidiary of Pubco, with each outstanding share of VMAC converting into the right to receive one share of Pubco and each outstanding warrant of VMAC converting into warrants to purchase Pubco Ordinary Shares on substantially the same terms, and (ii) Anghami’s merger with and into Anghami Merger Sub, with Anghami surviving the merger and continuing as a subsidiary of Pubco and Anghami’s shareholders receiving Pubco Ordinary Shares and, if applicable, the payment of cash.

“Prospectus” means the proxy statement/prospectus included in the Registration Statement on Form F-4 (Registration No. 333-) filed with the SEC.

“Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 and any implementing measures.

“Pubco” means Anghami Inc., a Cayman Islands exempted company and, prior to the Merger, wholly-owned subsidiary of Anghami.

“Pubco Charter” means Pubco’s amended and restated memorandum and articles of association.

“Pubco Ordinary Shares” means the ordinary shares of Pubco.

“Pubco Warrant Agreement” means the warrant agreement by and between Pubco and Continental Stock Transfer & Trust Company, a warrant agent, governing the Pubco Warrants, to be entered into at the Closing.

“Pubco Warrants” means the former VMAC Warrants converted at the Vistas Merger Effective Time into a right to acquire one Pubco Ordinary Share on substantially the same terms as were in effect immediately prior to the Vistas Merger Effective Time under the terms of the Warrant Agreement, as well as the Service Warrants to be issued at the Vistas Merger Effective Time.

“Public Shares” means shares of VMAC Class A Common Stock issued as part of the units sold in the IPO.

“Public Stockholders” means the holders of shares of VMAC Class A Common Stock.

“Public Warrants” means the warrants included in the units sold in VMAC’s IPO, each of which is exercisable for one share of VMAC Class A Common Stock, in accordance with its terms.

“registered user” means an user that has downloaded the Anghami application and registered an account.

“Registration Rights Agreement” means that certain form of agreement attached to the Business Combination Agreement as Exhibit C.

“Representative Shares” means shares of VMAC Class A Common Stock issued to I-Bankers (and/or its designees) in a private placement simultaneously with the closing of the IPO.

“Representative Warrant” means the warrants to purchase VMAC Class A Common Stock purchased in a private placement by the underwriters in connection with their services as underwriters for the IPO.

“Representative Warrant Agreement” means the share purchase warrant issued to I-Bankers on August 11, 2020.

“Representative Pubco Warrant” means the former Representative Warrants converted at the Vistas Merger Effective Time into a right to acquire one Pubco Ordinary Share on substantially the same terms as were in effect immediately prior to the Vistas Merger Effective Time under the terms of the Representative Warrant Agreement.

“Restrictive Covenant Agreements” means certain restrictive covenant agreements entered into by and between VMAC and certain executive officers of Anghami, in connection with VMAC’s entrance into the Business Combination Agreement.

“ROI” means return on investment.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Service Warrant” means the warrants to purchase VMAC Class A Common Stock to be issued to SHUAA upon consummation of the Business Combination for services rendered in connection with the Business Combination.

“SHUAA” means SHUAA Capital psc.

“SPAC Insiders” means certain VMAC officers, VMAC directors and other holders of VMAC Common Stock.

“Sponsor” means Vistas Media Sponsor, LLC, a Delaware limited liability company.

“Sponsor Letter Agreement” means the agreement by and between VMAC, Anghami, the Sponsor and the SPAC Insiders, pursuant to which, among other things, the SPAC Insiders agreed to vote any shares of VMAC Common Stock held by them in favor of the Business Combination and to not redeem any such shares at the special meeting of stockholders to be held in connection with the Business Combination.

“Stockholder Adjournment Proposal” means a proposal to adjourn the special meeting of the stockholders of VMAC to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote at such special meeting or Public Stockholders have elected to redeem an amount of Public Shares such that the minimum available cash condition to the obligation to closing of the Business Combination would not be satisfied.

“Stock Consideration” means the stock consideration payable to Anghami’s shareholders, which shall be equal to (a) $180 million in enterprise value minus the cash consideration paid to such shareholders (if any), divided by (b) $10.00.

“Subscribers” means the institutional investors that have committed to purchase shares of VMAC Class A Common Stock in the PIPE.

“Subscription Agreement” means the subscription agreements entered into by VMAC and Pubco, each dated as of March 3, 2021, with (i) SHUAA and (ii) Vistas Media Capital Pte. Ltd. (“Vistas Media Capital”), the parent of the Sponsor.

“Trust Account” means the trust account that holds a portion of the proceeds of the IPO and the concurrent sale of the Private Placement Warrants.

“Vistas Merger” means the merging of VMAC with and into Vistas Merger Sub, with VMAC surviving the merger and continuing as a subsidiary of Pubco, with each outstanding share of VMAC converting into the right to receive one share of Pubco and each outstanding warrant of VMAC converting into warrants to purchase Pubco Ordinary Shares on the same terms as the prior warrants.

“Vistas Merger Effective Time” means the time of acceptance of the filing of the plan of merger and other documents with the Registrar of the Companies of the Cayman Islands under the Companies Act to effectuate the Vistas Merger, or such later time as may be specified in such filings.

“Vistas Merger Sub” means Anghami Vista 1, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco.

“Vistas Merger Surviving Company” means VMAC following its merger with and into Vistas Merger Sub, with VMAC surviving the merger and continuing as a subsidiary of Pubco.

“VMAC” means Vistas Media Acquisition Company Inc., a Delaware corporation.

“VMAC Charter” means VMAC’s second amended and restated certificate of incorporation.

“VMAC Class A Common Stock” means VMAC’s Class A common stock, par value $0.0001 per share.

“VMAC Class B Common Stock” means VMAC’s Class B common stock, par value $0.0001 per share.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

“VMAC Common Stock” means the VMAC Class A Common Stock and the VMAC Class B Common Stock, collectively.

“VMAC Units” means the 10,000,000 units issued in connection with the IPO, each of which consisted of one share of VMAC Class A Common Stock and one Public Warrant.

“VMAC Warrants” means the Public Warrants and the Private Placement Warrants.

“Warrant Agreement” means the warrant agreement, dated August 6, 2020, by and between VMAC and Continental Stock Transfer & Trust Company, as warrant agent, governing VMAC’s outstanding warrants.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the special meeting of stockholders, including with respect to the proposed Business Combination.The following questions and answers may not include all the information that is important to VMAC’s stockholders. Stockholders are urged to read carefully this entire proxy statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to herein.

Questions and Answers About the Special Meeting of VMAC’s Stockholders and the Related Proposals

Q.     Why am I receiving this proxy statement/prospectus?

A.     VMAC has entered into the Business Combination Agreement with Pubco, Vistas Merger Sub, Anghami and Anghami Merger Sub, which provides for the Business Combination in which, among other transactions, each of Anghami and VMAC will become a direct wholly-owned subsidiary of Pubco. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

As a result of the Business Combination: (i) the holders of all shares of VMAC Common Stock issued and outstanding immediately prior to the Vistas Merger Effective Time will receive one validly issued, fully paid and nonassessable Pubco Ordinary Share in exchange for each share of VMAC Common Stock held by them; and (ii) all Anghami Ordinary Shares issued and outstanding immediately prior to the Anghami Merger Effective Time will be exchanged for a certain number of Pubco Ordinary Shares, which is the Stock Consideration, which amount is currently expected to be approximately [14,171,716] (assuming no redemptions). This may be adjusted pursuant to the terms of the Business Combination Agreement. Please see the sections entitled “The Business Combination Agreement — Ownership of the Combined Company Upon Completion of the Business Combination” and “Selected Unaudited Pro Forma Condensed Combined Financial Information” for further information.

VMAC stockholders are being asked to consider and vote upon the Business Combination Proposal to approve the adoption of the Business Combination Agreement and the Business Combination, among other proposals at a special stockholder meeting. You are receiving this proxy statement/prospectus because you hold VMAC Common Stock as of the record date for the special stockholder meeting.

The VMAC Class A Common Stock, Public Warrants and VMAC Units are currently listed on Nasdaq under the symbols “VMAC,” “VMACW” and “VMACU,” respectively. Pubco intends to apply to list its Pubco Ordinary Shares and Pubco Warrants on Nasdaq in connection with the Closing. All outstanding VMAC Units will be separated into their underlying securities immediately prior to the Closing. Accordingly, Pubco will not have units outstanding following consummation of the Business Combination.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the proposals to be acted upon at the special meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. This document also constitutes a prospectus of Pubco with respect to the Pubco Ordinary Shares and Pubco Warrants issuable in connection with the Business Combination.

Q.     When and where is the special meeting?

A.     The special meeting will be held at             , Eastern time, on             , 2021, via live webcast at             . The special meeting will be completely virtual.

Q.     What matters will stockholders consider at the special meeting of stockholders?

A.     At the VMAC special meeting of stockholders, VMAC will ask its stockholders to vote in favor of the following proposals:

The Business Combination Proposal — a proposal to approve and adopt the Business Combination Agreement and the Business Combination.

The Nasdaq Proposal — a proposal to approve the issuance of more than 20% of the current total issued and outstanding shares of VMAC Common Stock to the Subscribers of the PIPE Shares, for purposes of complying with the applicable listing rules of Nasdaq.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

The Stockholder Adjournment Proposal — a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote or Public Stockholders have elected to redeem an amount of Public Shares such that the minimum available cash condition to the obligation to closing of the Business Combination would not be satisfied.

Q.     Are any of the proposals conditioned on one another?

A.     The Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal. The Stockholder Adjournment Proposal does not require the approval of the Business Combination Proposal and Business Combination to be effective. It is important to note that in the event that the Business Combination Proposal is not approved, then VMAC will not consummate the Business Combination. If VMAC does not consummate the Business Combination and fails to complete an initial business combination by February 11, 2022 (after applicable extension), or amend the VMAC Charter to extend the date by which VMAC must consummate an initial business combination, VMAC will be required to dissolve and liquidate.

Q.     What will happen in the Business Combination?

A.     Pursuant to the Business Combination Agreement, each of the following transactions will occur:

•        VMAC and Vistas Merger Sub will consummate the Vistas Merger;

•        Anghami and Anghami Merger Sub will consummate the Anghami Merger;

•        each outstanding share of VMAC Common Stock will be exchanged for one Pubco Ordinary Share;

•        each issued and outstanding warrant of VMAC will cease to represent a right to acquire shares of VMAC Common Stock and will instead represent the right to acquire the same number of Pubco Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the Closing;

•        all Anghami Ordinary Shares will be exchanged for a certain number of Pubco Ordinary Shares, which is the Stock Consideration, which amount is currently expected to be approximately [14,171,716] (assuming no redemptions), and which may be adjusted pursuant to the terms of the Business Combination Agreement; and

•        following the Vistas Merger and Anghami Merger, each of VMAC and Anghami shall become direct wholly-owned subsidiaries of Pubco.

Q.     Why is VMAC proposing the Business Combination Proposal?

A.     VMAC was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. VMAC is not limited to any particular industry or sector.

VMAC received $103,450,000 from its IPO and sale of the Private Placement Units and Private Placement Warrants, of which $100,000,000 was placed into the Trust Account immediately following the IPO. In accordance with the VMAC Charter, the funds held in the Trust Account will be released upon the consummation of the Business Combination. See the question entitled “What happens to the funds held in the Trust Account upon consummation of the Business Combination?”

There currently are 12,830,000 shares of VMAC Common Stock issued and outstanding, consisting of 10,000,000 shares of VMAC Class A Common Stock originally sold as part of the VMAC Units in VMAC’s IPO, 2,500,000 VMAC Class B Common Stock that were issued to the Initial Stockholders prior to VMAC’s IPO, and 295,000 shares of VMAC Class A Common Stock underlying Private Placement Units and 35,000 Representative Shares. In addition, there currently are 11,295,000 VMAC Warrants issued and outstanding, including 10,000,000 Public Warrants and 500,000 Private Placement Warrants that were sold by VMAC to the Sponsor in a private sale simultaneously with VMAC’s IPO, 500,000 Representative Warrants and 295,000 VMAC Warrants underlying the Private Placement Units. Each whole VMAC Warrant entitles the holder thereof to purchase one share of VMAC Class A Common Stock at a price of $11.50 per share and the Representative Warrants entitle the holders thereof to purchase one share of VMAC Class A Common Stock

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

at a price of $12.00 per share. The 295,000 Private Placement Units issued and outstanding, of which 220,000 Private Placement Units were issued to the Sponsor and 75,000 Private Placement Units were issued to I-Bankers. Each Private Placement Unit is comprised of one VMAC Class A Common Stock and one Private Placement Warrant exercisable for one share of VMAC Class A Common Stock at $11.50 per share. The VMAC Warrants and the Private Placement Warrants underlying the Private Placement Units will become exercisable 30 days after the completion of VMAC’s initial business combination, and expire at 5:00 p.m., New York City time, five years after the completion of VMAC’s initial business combination or earlier upon redemption or liquidation. The Private Placement Warrants are non-redeemable so long as they are held by their initial purchasers or their permitted transferees. There are no shares of VMAC preferred stock issued and outstanding.

Under the VMAC Charter, VMAC must provide all holders of Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of VMAC’s initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote.

Q.     Why is VMAC proposing the Nasdaq Proposal?

A.     VMAC is proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d), which require stockholder approval of the issuance of securities in certain transactions that result in (1) the issuance of 20% or more of the voting power outstanding or shares of common stock outstanding before issuance of securities, (2) the issuance or potential issuance will result in a change of control of the registrant or (3) the sale or issuance of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. VMAC anticipates that the 4,000,000 shares of VMAC Class A Common Stock to be issued pursuant to the Subscription Agreements in the PIPE, which number may increase if the PIPE is oversubscribed prior to Closing, will (1) constitute more than 20% of the VMAC Class A Common Stock then outstanding, (2) constitute a change of control of the registrant and (3) be sold for a purchase price of $10.00 per share of VMAC Class A Common Stock, which will be less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement. As a result, VMAC is required to obtain stockholder approval of such issuances pursuant to Nasdaq Listing Rules 5635(a), (b) and (d). For more information, see the section entitled “VMAC Stockholder Proposal No. 2 — The Nasdaq Proposal.” The Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal.

Q.     Who is Anghami?

A.     Founded in 2012, Anghami is a music application and platform that offers listeners in 16 countries in the MENA Region Arabic and international music to stream and download. Anghami is currently the leading regional digital music entertainment technology platform in the MENA Operating Area, with the largest catalog, offering approximately 57 million songs to more than 70 million registered users as of December 31, 2020, 1.4 million paid subscribers and 18.3 million active users, with more than 9.0 billion streams per year in 2020.

Q.     What equity stake will current VMAC stockholders and Anghami Shareholders have in Pubco after the Closing?

A.     It is anticipated that, upon completion of the Business Combination, assuming no redemptions by VMAC’s existing stockholders, (i) VMAC’s existing stockholders, including the Sponsor, will own approximately 40.7% of the issued and outstanding Pubco Ordinary Shares, including 2,500,000 shares held by the Initial Stockholders that will be subject to certain lock-up arrangements pursuant to the lock-up Agreement, (ii) Anghami’s existing shareholders will own approximately 45.0% of the issued and outstanding Pubco Ordinary Shares and (iii) the Subscribers in the PIPE will own approximately 12.7% of the issued and outstanding Pubco Ordinary Shares. Assuming maximum redemptions by VMAC’s existing stockholders, these ownership amounts would be as follows: (i) VMAC’s existing stockholders, including the Sponsor, will own approximately 12.9% of the issued and outstanding Pubco Ordinary Shares, including 2,500,000 shares held

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

by the Initial Stockholders that will be subject to certain lock-up arrangements pursuant to the Sponsor Letter Agreement, (ii) Anghami’s existing shareholders will own approximately 69.7% of the issued and outstanding Pubco Ordinary Shares and (iii) the Subscribers in the PIPE will own approximately 15.5% of the issued and outstanding Pubco Ordinary Shares. These relative percentages assume that (i) the Initial Stockholders exchange all outstanding VMAC Class B Common Stock for Pubco Ordinary Shares upon completion of the Business Combination and (ii) no additional equity securities of VMAC are issued at or prior to Closing, other than the 4,000,000 shares of VMAC Class A Common Stock currently subscribed for and to be issued in connection with the PIPE and the 350,000 shares of VMAC Class A Common Stock to be issued to SHUAA for services rendered in connection with the Business Combination. If the actual facts are different than these assumptions, the percentage ownership retained by VMAC’s existing stockholders will be different. Certain figures included in this section have been rounded for ease of presentation and, as a result, percentages may not sum to 100%.

The following table illustrates the ownership levels in Pubco (excluding the impact of the shares underlying the Pubco Warrants) immediately after the Closing based on the assumptions described above:

	No Redemptions		Max Redemptions
	No. of Shares	% of Shares	No. of Shares	% of Shares
VMAC’s Initial Stockholders	2,500,000	7.9%	2,500,000	9.7%
Holders of Private Placement Units and Representative Shares	330,000	1.0%	330,000	1.3%
VMAC’s existing Public Stockholders	10,000,000	31.8%	500,000	1.9%
PIPE Subscribers	4,000,000	12.7%	4,000,000	15.5%
Anghami’s existing shareholders	14,171,716	45.0%	18,000,000	69.7%
Share-based payments	485,000	1.5%	485,000	1.9%
Total	31,486,716	100%	25,815,000	100%

Q.     How will the level of redemptions by holders of VMAC’s Class A Common Stock affect my ownership of Pubco upon the closing of the Business Combination?

A.     The total number of Pubco ordinary shares to be outstanding at the closing of the Business Combination (and your relative ownership levels) will be affected by the number of shares of VMAC Class A Common Stock that are redeemed in connection with the Business Combination.

The table below shows the relative ownership levels of holders of Pubco Ordinary Shares following the Business Combination under varying redemption scenarios and assuming that all warrants to purchase Pubco Ordinary Shares are exercised.

	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Max Redemptions(1)
	Number of Ordinary Shares	%	Number of Ordinary Shares	%	Number of Ordinary Shares	%	Number of Ordinary Shares	%	Number of Ordinary Shares	%
VMAC’s Initial Stockholders	2,500,000	6.0%	2,500,000	6.3%	2,500,000	6.6%	2,500,000	6.7%	2,500,000	7.0%
Holders of Private Placement Units and Representative Shares	330,000	0.8%	330,000	0.8%	330,000	0.9%	330,000	0.9%	330,000	0.9%
VMAC’s existing Public Stockholders	10,000,000	24.1%	7,500,000	18.9%	5,000,000	13.2%	2,500,000	6.7%	500,000	1.4%
PIPE Subscribers	4,000,000	9.6%	4,000,000	10.1%	4,000,000	10.5%	4,000,000	10.7%	4,000,000	11.2%
Anghami’s existing shareholders	14,171,716	34.2%	14,922,088	37.6%	15,672,460	41.3%	17,742,772	47.2%	18,000,000	50.3%
Share-based payments	485,000	1.2%	485,000	1.2%	485,000	1.3%	485,000	1.3%	485,000	1.4%
Public Warrants	10,000,000	24.1%	10,000,000	25.2%	10,000,000	26.3%	10,000,000	26.6%	10,000,000	27.9%
TOTAL	41,486,716	100%	39,737,088	100%	37,987,460	100%	37,557,772	100%	35,815,000	100%

____________

(1)      Assumes that VMAC stockholders holding approximately 9,500,000 shares of VMAC Class A Common Stock exercise their redemption rights for approximately $95.05 million of funds in VMAC’s trust account. See “Unaudited Pro Forma Condensed Combined Financial Information.” The Company will provide its public stockholders with the opportunity to redeem all or a portion of their shares upon the completion of the Business Combination. However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Q.     Who will be the officers and directors of Pubco if the Business Combination is consummated?

A.     It is anticipated that, at the Closing, Pubco’s board of directors will be composed of eleven directors, including Edgard Maroun, Elias Habib, F. Jacob Cherian, Klaas Baks, Abhayanand Singh, Walid Samir Hanna, Kaswara Saria Alkhatib, Maha Al-Qattan, Jana Yamani, Jassim Alseddiqi and [______]. Pubco’s executive management team will be led by the current management of Anghami and F. Jacob Cherian. See the section entitled “Management of Pubco After the Business Combination” for additional information.

Q.     What conditions must be satisfied to complete the Business Combination?

A.     There are a number of closing conditions in the Business Combination Agreement, including that VMAC’s stockholders have approved and adopted the Business Combination Agreement and the Business Combination. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, please see the section entitled “The Business Combination Agreement.”

Q.     What happens if I sell my shares of VMAC Common Stock before the special meeting of stockholders?

A.     The record date for the special meeting of stockholders will be earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of VMAC Common Stock after the record date, but before the special meeting of stockholders, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the special meeting of stockholders. However, you will not be entitled to receive any Pubco Ordinary Shares following the Closing because only VMAC’s stockholders on the date of the Closing will be entitled to receive Pubco Ordinary Shares in connection with the Closing.

Q.     What vote is required to approve the proposals presented at the special meeting of stockholders?

A.     The approval of the Business Combination Proposal requires the affirmative vote of the holders of at least a majority of all then outstanding shares of VMAC Common Stock entitled to vote thereon at the special meeting of stockholders. Accordingly, a VMAC stockholder’s failure to vote by proxy or to vote in person at the special meeting of stockholders, or an abstention from voting, will have the same effect as a vote “AGAINST” the Business Combination Proposal.

The approval of each of the Nasdaq Proposal and the Stockholder Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of VMAC Common Stock that are voted thereon at the special meeting of stockholders. Accordingly, a VMAC stockholder’s failure to vote by proxy or to vote in person at the special meeting of stockholders, or an abstention from voting, will have no effect on the outcome of any vote on the Nasdaq Proposal or the Stockholder Adjournment Proposal.

Q.     May VMAC, the Sponsor or VMAC’s directors, officers or advisors, or their affiliates, purchase shares in connection with the Business Combination?

A.     In connection with the stockholder vote to approve the proposed Business Combination, VMAC may privately negotiate transactions to purchase shares prior to the Closing from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account without the prior written consent of Anghami. None of the Sponsor or VMAC’s directors, officers or advisors, or their respective affiliates, will make any such purchases when they are in possession of any material non-public information not disclosed to the seller. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or VMAC’s directors, officers or advisors, or their affiliates, purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the Trust Account. The purpose of these purchases would be to increase the amount of cash available to VMAC for use in the Business Combination.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Q.     Will VMAC or Pubco issue additional equity securities in connection with the consummation of the Business Combination?

A.     Pubco or VMAC may enter into equity financings in connection with the proposed Business Combination with their respective affiliates or any third parties if VMAC determines that the issuance of additional equity is necessary or desirable in connection with the consummation of the Business Combination. The purposes of any such financings may include increasing the likelihood of VMAC meeting the minimum available cash condition to consummation of the Business Combination. Any equity issuances could result in dilution of the relative ownership interest of the non-redeeming Public Stockholders or the former equity holders of Anghami. In connection with the Business Combination, VMAC has obtained commitments from the Subscribers to purchase $40 million in shares of VMAC Class A Common Stock, which will be converted into Pubco Ordinary Shares in connection with the Closing (the “PIPE Shares”), at a purchase price of $10.00 per share.

Q.     How many votes do I have at the special meeting of stockholders?

A.     VMAC’s stockholders are entitled to one vote at the special meeting for each share of VMAC Common Stock held of record as of the record date. As of the close of business on the record date, there were 12,830,000 outstanding shares of VMAC Common Stock.

Q.     How will the VMAC Sponsor, directors and officers vote?

A.     In connection with VMAC’s IPO, VMAC entered into agreements with VMAC’s Sponsor, officers and directors, pursuant to which each agreed to vote their VMAC Class B Common Stock and any other shares acquired during and after the IPO in favor of the Business Combination Proposal. Currently, the Sponsor holds approximately 15.5% of the issued and outstanding shares of VMAC Common Stock. In connection with the signing of the Business Combination Agreement, the Sponsor, VMAC’s officers and directors and its Initial Stockholders, have agreed, pursuant to the Sponsor Letter Agreement, to vote their VMAC Class B Common Stock, which represents 20% of the issued and outstanding shares of VMAC Common Stock, in favor of the Business Combination.

Q.     What interests do VMAC’s current officers and directors have in the Business Combination?

A.      In considering the recommendation of our board to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, the Sponsor and certain of VMAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. VMAC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, in recommending to stockholders that they approve the Business Combination and in agreeing to vote their shares in favor of the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        If the Business Combination with Anghami or another business combination is not consummated by November 11, 2021 (or by February 11, 2022 after applicable extension, or such later date that may be approved by VMAC’s stockholders), VMAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding VMAC public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsor and VMAC’s directors and officers, which were acquired for an aggregate purchase price of $25,000 prior to the IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $            based upon the closing price of $            per share on Nasdaq on            , 2021. On the other hand, if the Business Combination is consummated, each outstanding share of VMAC Common Stock will be converted into the right to receive one share of Pubco pursuant to the Business Combination Agreement.

•        The Sponsor purchased 500,000 Private Placement Warrants from VMAC for $1.00 per Private Placement Warrant. This purchase took place on a private placement basis simultaneously with the consummation of the IPO. All of the proceeds VMAC received from these purchases were placed in the trust account. Such Private Placement Warrants had an aggregate market value of $            based upon the closing price of $            per warrant on Nasdaq on            , 2021. The VMAC Class A Common Stock underlying the Private Placement Warrants had an aggregate market value of $            based upon the closing price of $            per share on Nasdaq on            , 2021. The Private Placement Warrants and VMAC Class A Common Stock

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

underlying the Private Placement Warrants will become worthless if VMAC does not consummate a business combination by November 11, 2021 (or by February 11, 2022 after applicable extension, or such later date that may be approved by VMAC’s stockholders). On the other hand, if the Business Combination is consummated, each outstanding warrant will be converted into the right to acquire the same number of Pubco Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the Closing.

•        VMAC’s Initial Stockholders and owners of Private Placement Warrants paid significantly less for their shares and warrants than other current stockholders and holders of warrants paid for their shares and warrants purchased in the IPO or in the open market thereafter. Prior to the consummation of the IPO, Sponsor purchased 2,875,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.009 per share. Of these Founder Shares, 375,000 were forfeited by our Sponsor due to the underwriters’ not exercising the over-allotment option in connection with the IPO. Simultaneously with the consummation of the IPO, VMAC consummated the private sale of 500,000 Private Placement Warrants to the Sponsor, each of which entitles the holder to purchase one share of VMAC Class A Common Stock at an exercise price of $11.50 per share, at a price of $1.00 per warrant. Each outstanding Pubco Ordinary Share will have a target value at the time of the Business Combination of $10.00. If the Business Combination is consummated, based on the difference in the purchase price of $0.009 per share that the Sponsor paid for the Founder Shares as compared to the purchase price of $10.00 per Unit sold in the IPO, these initial stockholders and holders of Private Placement Warrants will be able, at a lower price per Pubco Ordinary Share, to recognize a greater return on their investment than stockholders or holders of warrants that purchased VMAC Common Stock or VMAC warrants in the IPO or in the open market thereafter. Furthermore, the Sponsor may earn a positive rate of return even if the price of the Pubco Ordinary Shares after the Closing falls below the price initially paid for the units in the IPO and the VMAC Stockholders may experience a negative rate of return following the Closing of the Business Combination.

•        If VMAC is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds is $            , comprised of (a) $            representing the market value of Founder Shares, (b) $            representing the market value of Private Placement Warrants and (c) $            of unpaid expenses incurred by the Sponsor and VMAC’s officers and directors and their affiliates. Certain VMAC directors and executive officers have indirect economic interests in the Private Placement Warrants and in the Founder Shares.

•        The Sponsor has agreed not to redeem any shares of VMAC Common Stock held by it in connection with a stockholder vote to approve a proposed initial business combination.

•        The VMAC Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if VMAC fails to complete an initial business combination by November 11, 2021 (or by February 11, 2022 after applicable extension, or such later date that may be approved by VMAC’s stockholders).

•        The potential continuation of certain of VMAC’s directors and officers as directors or officers of Pubco.

•        The continued indemnification of current directors and officers of VMAC and the continuation of directors’ and officers’ liability insurance after the Business Combination.

•        The Sponsor has agreed to loan VMAC up to $300,000 in the aggregate, to be used for a portion of the expenses of the Public Offering. The Sponsor also agreed to loan an additional $1,000,000 in connection with its funding of the extension payment to extend the period of time that VMAC has to consummate its initial business combination by three months to November 11, 2021. The loans are non-interest bearing and unsecured.

•        VMAC’s second amended and restated certificate of incorporation contains a waiver of the corporate opportunity doctrine, and there could have been business combination targets that have been appropriate for a combination with VMAC but were not offered due to a VMAC director’s duties to another entity. VMAC does not believe that the waiver of the corporate opportunity doctrine in its second amended and restated certificate of incorporation interfered with its ability to identify an acquisition target.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Q.     What interests do the Subscribers of the PIPE Shares have in the Business Combination?

A.     In connection with the Business Combination, VMAC entered into separate subscription agreements with each Subscriber, pursuant to which the Subscribers agreed to purchase, and VMAC agreed to sell to the Subscribers, an aggregate of 4,000,000 shares of VMAC Class A Common Stock, for a fixed purchase price of $10.00 per share, and an aggregate purchase price of $40,000,000. Such shares have an aggregate market value of approximately $             based on the closing price of VMAC Class A Common Stock of $             on Nasdaq on             , 2021, the record date for the special meeting of stockholders.

Such shares of VMAC Class A Common Stock will automatically be exchanged for the right to receive Pubco Ordinary Shares on a one-for-one basis immediately prior to the Vistas Merger Effective Time. These PIPE Shares will not be outstanding on the record date and will not be entitled to vote at the special meeting of stockholders. The issuance of the PIPE Shares pursuant to the Subscription Agreements is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Business Combination.

VMAC anticipates that the 4,000,000 shares of VMAC Class A Common Stock to be issued pursuant to the Subscription Agreements in the PIPE will (1) constitute more than 20% of the VMAC Class A Common Stock then outstanding, (2) constitute a change of control of the registrant and (3) be sold for a purchase price of $10.00 per share of VMAC Class A Common Stock, which will be less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement. As a result, VMAC is required to obtain stockholder approval of such issuances pursuant to Nasdaq Listing Rules. For more information, see the section entitled “VMAC Stockholder Proposal No. 2 — The Nasdaq Proposal.”

In addition to the above, SHUAA will receive Service Warrants and 350,000 shares of VMAC Class A Common Stock upon consummation of the Business Combination for services rendered in connection with the Business Combination.

In comparison, Public Stockholders acquired VMAC Units in connection with the IPO at a $10.00 per Unit. Each Unit consists of one share of VMAC Class A Common Stock and one VMAC Warrant. The Sponsor and certain of VMAC’s officers and directors have agreed to purchase 1,000,000 shares of VMAC Class A Common Stock pursuant to a Subscription Agreement on substantially the same terms and conditions as the other PIPE Investors.

Q.     Did VMAC’s board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.     VMAC’s board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. VMAC’s board of directors believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its stockholders. The board of directors also determined, without seeking a valuation from a financial advisor, that Anghami’s fair market value was at least 80% of VMAC’s net assets (excluding deferred underwriting discounts and commissions). Accordingly, investors will be relying on the judgment of VMAC’s board of directors as described above in valuing the Anghami’s business and assuming the risk that the board of directors may not have properly valued such business.

Q.     What happens if the Business Combination Proposal is not approved?

A.     If the Business Combination Proposal is not approved and VMAC does not consummate a business combination by February 11, 2022 after applicable extension, or amend the VMAC Charter to extend the date by which VMAC must consummate an initial business combination, VMAC will be required to dissolve and liquidate the Trust Account.

Q.     Do I have redemption rights?

A.      If you are a holder of Public Shares, you may redeem your Public Shares for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account, which holds the proceeds of VMAC’s IPO, as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to VMAC to pay its franchise and income taxes, upon the consummation of the Business Combination. The per-share amount VMAC will distribute to holders who properly redeem their shares will not be reduced by the deferred underwriting commissions VMAC will pay to the underwriters of its IPO if the Business Combination is consummated. Holders of the outstanding

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Public Warrants do not have redemption rights with respect to such warrants in connection with the Business Combination. All of the Initial Stockholders have agreed to waive their redemption rights with respect to their VMAC Class B Common Stock in connection with the completion of VMAC’s initial business combination. The VMAC Class B Common Stock will be excluded from the pro rata calculation used to determine the per-share redemption price. For illustrative purposes, based on funds in the trust account of approximately $101,071,849.66 on September 21, 2021, the estimated per share redemption price would have been approximately $10.107. This is greater than the $10.00 IPO price of the VMAC Units. Additionally, Public Shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise, holders of such shares will only be entitled to a pro rata portion of the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to VMAC to pay franchise and income taxes (less $100,000 of interest to pay dissolution expenses), in connection with the liquidation of the Trust Account.

Q.     Is there a limit on the number of shares I may redeem?

A.     A Public Stockholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 20% or more of the Public Shares. Accordingly, all shares in excess of 20% of the Public Shares owned by a holder will not be redeemed. On the other hand, a Public Stockholder who holds less than 20% of the Public Shares may redeem all of the Public Shares held by him or her for cash.

Q.     Will how I vote affect my ability to exercise redemption rights?

A.     No. You may exercise your redemption rights whether you vote your Public Shares for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus, or do not vote your shares. As a result, the Business Combination Proposal and the Nasdaq Proposal can be approved by stockholders who will redeem their Public Shares and no longer remain stockholders, leaving stockholders who choose not to redeem their Public Shares holding shares in a company with a less liquid trading market, fewer stockholders, less cash and the potential inability to meet the listing standards of Nasdaq.

It is a condition to closing under the Business Combination Agreement, however, that VMAC has, in the aggregate, cash (held both in and outside of the Trust Account) that is equal to or greater than $40 million, without any breach or inaccuracy of the representations or warranties or failure to perform any of the covenants set forth in the Business Combination Agreement. If redemptions by Public Stockholders cause VMAC to be unable to meet this closing condition, then Anghami will not be required to consummate the Business Combination, although it may, in its sole discretion, waive this condition.

Q.     How do I exercise my redemption rights?

A.     In order to exercise your redemption rights, you must, prior to 4:30 p.m. Eastern time on             , 2021 (two business days before the special meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, VMAC’s transfer agent, that VMAC redeem your Public Shares for cash, and (ii) deliver your stock to VMAC’s transfer agent physically or electronically through the Depository Trust Company (“DTC”). The address of VMAC’s transfer agent is listed under the question “Who can help answer my questions?” below. VMAC requests that any requests for redemption include the identity as to the beneficial owner making such request. Electronic delivery of your stock generally will be faster than delivery of physical stock certificates.

A physical stock certificate will not be needed if your stock is delivered to VMAC’s transfer agent electronically. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and VMAC’s transfer agent will need to act to facilitate the request. It is VMAC’s understanding that stockholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, because VMAC does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with VMAC’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to VMAC’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that VMAC’s transfer agent return the shares (physically or electronically). Such requests may be made by contacting VMAC’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?”

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Q.     What are the U.S. federal income tax consequences of exercising my redemption rights?

A.     VMAC stockholders who exercise their redemption rights to receive cash from the Trust Account in exchange for their Public Shares generally will be required to treat the transaction as a sale of such shares and recognize gain or loss upon the redemption in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of VMAC Common Stock redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A stockholder’s tax basis in his, her or its shares of VMAC Common Stock generally will equal the cost of such shares. A stockholder who purchased VMAC Units will have to allocate the cost between the shares of VMAC Common Stock or VMAC Warrants comprising the VMAC Units based on their relative fair market values at the time of the purchase. Please see the section entitled “Material U.S. Federal Income Tax Considerations.”

Q:     If I hold VMAC Warrants, can I exercise redemption rights with respect to my warrants?

A:     No. There are no redemption rights with respect to the VMAC Warrants.

Q:     Do I have appraisal rights if I object to the proposed Business Combination?

A:     No. There are no appraisal rights available to holders of shares of VMAC Common Stock in connection with the Business Combination.

Q:     What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:     If the Business Combination is consummated, the funds held in the Trust Account will be released to pay (i) VMAC stockholders who properly exercise their redemption rights and (ii) cash consideration pursuant to the Business Combination Agreement. Any additional funds available for release from the Trust Account will be used for general corporate purposes of Pubco following the Business Combination.

Q:     What happens if the Business Combination is not consummated?

A:     There are certain circumstances under which the Business Combination Agreement may be terminated. See the section entitled “The Business Combination Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Business Combination Agreement or otherwise, VMAC is unable to complete a business combination within one year of its IPO or within 18 months of such offering after two extensions of three months each, or amend the VMAC Charter to extend the date by which VMAC must consummate an initial business combination, the VMAC Charter provides that VMAC will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to VMAC to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of VMAC’s remaining stockholders and VMAC’s board of directors, dissolve and liquidate, subject in each case to VMAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. See the sections entitled “Risk Factors — Risks Related to VMAC and the Business Combination — VMAC may not be able to complete its initial business combination prior to February 11, 2022, in which case VMAC would cease all operations except for the purpose of winding up and VMAC would redeem its public shares and liquidate, in which case VMAC’s public stockholders may only receive $10.00 per share, or less than such amount in certain circumstances, and VMAC’s warrants will expire worthless.” And “— VMAC’s stockholders may be held liable for claims by third parties against VMAC to the extent of distributions received by them upon redemption of their shares.” Holders of VMAC Class B Common Stock have waived any right to any liquidation distribution with respect to those shares.

In the event of liquidation, there will be no distribution with respect to outstanding VMAC Warrants. Accordingly, the VMAC Warrants will expire worthless.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Q:     When is the Business Combination expected to be completed?

A:     It is currently anticipated that the Business Combination will be consummated promptly following the special meeting of stockholders, provided that all other conditions to the consummation of the Business Combination have been satisfied or waived.

For a description of the conditions to the completion of the Business Combination, see the section entitled “VMAC Stockholder Proposal No. 1— The Business Combination Proposal.”

Q:     What do I need to do now?

A:     You are urged to carefully read and consider the information contained in this proxy statement/prospectus, including the financial statements and annexes attached hereto, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     How do I vote?

A:     If you were a holder of record of VMAC Common Stock on             , 2021, the record date for the special meeting of stockholders, you may vote with respect to the applicable proposals in person at the special meeting of stockholders or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. If applicable, simply complete, sign and date your voting instruction card and return it in the postage-paid envelope provided to ensure that your vote is counted. Alternatively, you may vote by telephone or over the internet as instructed by your broker, bank or other nominee. If you wish to attend the special meeting of stockholders and vote in person, you must obtain a proxy from your broker, bank or nominee. Holders of VMAC Common Stock are encouraged to vote in advance of the special meeting of stockholders.

If you have any questions or need assistance voting your shares, please call our proxy solicitor, [____________] at (###) ###-#### or email at [ ]@[ ].com.

Q:     What will happen if I abstain from voting or fail to vote at the special meeting?

A:     At the special meeting of stockholders, VMAC will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, an abstention or failure to vote will have the same effect as a vote “AGAINST” the Business Combination Proposal and will have no effect on the Nasdaq Proposal or the Stockholder Adjournment Proposal. If you sign and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the proposals presented at the special meeting.

Q:     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by VMAC without an indication of how the stockholder intends to vote on a proposal will be voted in favor of each proposal presented to the stockholders.

Q.     Do I need to attend the special meeting of stockholders to vote my shares?

A.     No. You are invited to attend the special meeting to vote on the proposals described in this proxy statement/prospectus. However, you do not need to attend the special meeting of stockholders to vote your shares. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card(s) in the pre-addressed postage-paid envelope. Your vote is important. VMAC encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q.     If I am not going to attend the special meeting of stockholders virtually, should I return my proxy card instead?

A.     Yes. After carefully reading and considering the information contained in (and incorporated by reference into) this proxy statement/prospectus, please submit your proxy, as applicable, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Q.     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.     No. If your broker holds your shares in its name and you do not give the broker voting instructions, under the applicable stock exchange rules, your broker may not vote your shares on any of the proposals.

Q.     May I change my vote after I have mailed my signed proxy card?

A.     Yes. If you are a shareholder of record, you may change your vote by sending a later-dated, signed proxy card to [_______________], at [insert address] prior to the vote at the special meeting of stockholders, or attend the special meeting and vote virtually. You also may revoke your proxy by sending a notice of revocation to [__________], provided such revocation is received prior to the vote at the special meeting. If your shares are held in street name by a broker or other nominee, you must contact the broker or nominee to change your vote.

Q.     What should I do if I receive more than one set of voting materials?

A.     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q.     What is the quorum requirement for the special meeting of stockholders?

A.     A quorum will be present at the special meeting of stockholders if a majority of the VMAC Common Stock outstanding and entitled to vote at the meeting is represented in person or by proxy. In the absence of a quorum, a majority of VMAC’s stockholders, present in person or represented by proxy, and voting thereon will have the power to adjourn the special meeting.

Your shares will be counted towards the quorum only if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you vote in person at the special meeting of stockholders. Abstentions will be counted towards the quorum requirement. If there is no quorum, a majority of the shares represented by stockholders present at the special meeting or by proxy may authorize adjournment of the special meeting to another date.

Q.     What happens to VMAC Warrants I hold if I vote my shares of VMAC Class A Common Stock against approval of the Business Combination Proposal and the Nasdaq Proposal and validly exercise my redemption rights?

A.     Properly exercising your redemption rights as a VMAC stockholder does not result in either a vote “FOR” or “AGAINST” the Business Combination Proposal or any of the other proposals described in this proxy statement/prospectus. If the Business Combination is completed, all of your VMAC Warrants will automatically convert into warrants to purchase Pubco Ordinary Shares as described in this proxy statement/prospectus. Regardless of how you vote, if the Business Combination is not completed, you will continue to hold your VMAC Warrants, and if VMAC does not otherwise consummate an initial business combination by November 11, 2021 (or by February 11, 2022 after applicable extension, or such later date or such later date that may be approved by VMAC’s shareholders), or amend the VMAC Charter to extend the date by which VMAC must consummate an initial business combination, VMAC will be required to dissolve and liquidate, and your warrants will expire worthless. Such warrants have an aggregate market value of approximately $            million, based on the closing price of VMAC Warrants of $            on Nasdaq on            , 2021.

Q.     Who will solicit and pay the cost of soliciting proxies?

A.     VMAC will pay the cost of soliciting proxies for the special meeting. VMAC has engaged [_____________] to assist in the solicitation of proxies for the special meeting. VMAC has agreed to pay [__________] a fee of $[__]. VMAC will reimburse [_______________] for reasonable out-of-pocket expenses and will indemnify [_________________] and its affiliates against certain claims, liabilities, losses, damages and expenses.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VMAC also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of VMAC Common Stock for their expenses in forwarding soliciting materials to beneficial owners of VMAC Common Stock and in obtaining voting instructions from those owners. VMAC’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.     Who can help answer my questions?

A.     If you have questions about the stockholder proposals, or if you need additional copies of this proxy statement/prospectus, or the proxy cards you should contact VMAC’s proxy solicitor:

[_________]
[Address]
New York, NY [ ]
Telephone: (###) #### -####
Banks and brokers: (###) ###-####
Email: [ ]@[ ].com

You may also contact VMAC at:

Vistas Media Acquisition Company Inc.
30 Wall Street, 8th Floor
New York, New York 10005
(212) 859-3525
Attention: F. Jacob Cherian

To obtain timely delivery, VMAC’s stockholders and warrant holders must request the materials no later than five business days prior to the special meeting, or no later than            , 2021.

You may also obtain additional information about VMAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

The accompanying proxy statement/prospectus incorporates important business and financial information about VMAC and Anghami from documents that are not included in or delivered with the accompanying proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain documents incorporated by reference into the accompanying proxy statement/prospectus (other than certain exhibits or schedules to these documents) by requesting them in writing or by telephone from the appropriate company. Requests made to VMAC should be directed to the addresses and telephone numbers listed above. Requests made to Anghami should be directed to the address and telephone number noted below:

Anghami
16th Floor, Al-Khatem Tower, WeWork Hub71,
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi
United Arab Emirates
+971 2 443 4317
Attention: Edgard Maroun

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to VMAC’s transfer agent prior to 4:30 p.m., New York time, on the second business day prior to the special meeting of stockholders. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
Attention: Isaac Kagan
Email: ikagan@continentalstock.com

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Business Combination and the proposals to be considered at the special meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section entitled “Where You Can Find More Information.” Certain figures included in this section have been rounded for ease of presentation and, as a result, percentages may not sum to 100%.

Parties to the Business Combination

Vistas Media Acquisition Company Inc.

VMAC is a blank check company formed in Delaware on March 27, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses in the media and entertainment sector.

VMAC’s units, class A common stock, and warrants trade on Nasdaq under the symbols “VMACU,” “VMAC” and “VMACW,” respectively. At the Closing, the outstanding shares of VMAC Class A Common Stock will be converted into Pubco Ordinary Shares.

The mailing address of VMAC’s principal executive office is 30 Wall Street, 8th Floor New York, NY 10005, and its telephone number is (212) 859-3525.

Anghami

Anghami is a Cayman Islands exempted company with its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Anghami is a music application and platform that offers listeners in 16 countries in the MENA Region Arabic and international music to stream and download. Anghami is currently the leading regional digital music entertainment technology platform in the MENA Operating Area, with the largest catalog, offering approximately 57 million songs to more than 70 million registered users as of December 31, 2020, 1.4 million paid subscribers and 18.3 million active users, with more than 9.0 billion streams per year in 2020.

The mailing address of Anghami’s principal executive office is 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates and its telephone number is +971 2 443 4317.

For more information about Anghami, see the sections entitled “Information about Anghami” and “Anghami Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

Pubco

Pubco was incorporated as a Cayman Islands exempted company on March 1, 2021 having its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Pubco owns no material assets and does not operate any business. Prior to the consummation of the Business Combination, Edgard Maroun is the sole director of Pubco.

Pubco expects to apply to list its Pubco Ordinary Shares and certain Pubco Warrants (being those issued upon conversion of the Public Warrants at the Vistas Merger Effective Time) on Nasdaq under the symbols “ANGH” and “ANGHW”, respectively.

The address of Pubco’s principal executive office is 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. After the consummation of the Business Combination, its principal executive office will remain at 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

Upon the effectiveness of the registration statement of which this prospectus forms a part, Pubco will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after Pubco no longer qualifies as

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

an emerging growth company, as long as Pubco continues to qualify as a foreign private issuer under the Exchange Act, Pubco will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file certain public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, Pubco will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation Fair Disclosure (“Regulation FD”), which restricts the selective disclosure of material information.

As a foreign private issuer, Pubco will be permitted to follow home country corporate governance practices instead of certain corporate governance practices required by the Nasdaq for U.S. domestic issuers.

Vistas Merger Sub

Anghami Vista 1, or Vistas Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco. Vistas Merger Sub was formed solely in contemplation of the Business Combination, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than in connection with the Business Combination.

The mailing address of Vistas Merger Sub’s principal executive office is 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

Anghami Merger Sub

Anghami Vista 2, or Anghami Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco. Anghami Merger Sub was formed solely in contemplation of the Business Combination, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than in connection with the Business Combination.

The mailing address of Anghami Merger Sub’s principal executive office is 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

The Business Combination

The Business Combination Agreement

On March 3, 2021, VMAC, Anghami, Pubco, Vistas Merger Sub and Anghami Merger Sub entered into the Business Combination Agreement pursuant to which, following the effectiveness of the transactions contemplated by the Vistas Merger and Anghami Merger, the parties will consummate the Business Combination and VMAC and Anghami will become direct wholly-owned subsidiaries of Pubco. Pursuant to the Business Combination Agreement, each of the following transactions occurred, or will occur, in the following order:

•        VMAC and Vistas Merger Sub will consummate the Vistas Merger, with VMAC being the surviving company and continuing as a wholly-owned subsidiary of Pubco;

•        Anghami and Anghami Merger Sub will consummate the Anghami Merger, with Anghami being the surviving company and continuing as a wholly-owned subsidiary of Pubco;

•        each outstanding share of VMAC Common Stock will be exchanged for one Pubco Ordinary Share;

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

•        each issued and outstanding VMAC Warrant will cease to represent a right to acquire shares of VMAC Common Stock and will instead represent the right to acquire the same number of Pubco Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the Closing (in addition, each issued and outstanding Representative Warrant will cease to represent a right to acquire shares of VMAC Common Stock and will instead represent the right to acquire the same number of Pubco Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the Closing);

•        all Anghami Ordinary Shares will be exchanged for a certain number of Pubco Ordinary Shares, which is the Stock Consideration, which amount is currently expected to be approximately [14,171,716] (assuming no redemptions), and which may be adjusted pursuant to the terms of the Business Combination Agreement; and

•        following the Vistas Merger and Anghami Merger, each of VMAC and Anghami will become direct wholly-owned subsidiaries of Pubco.

The Vistas Merger is to become effective by executing and filing a plan of merger the (“Vistas Plan of Merger”) and other related documents with the Registrar of the Companies of the Cayman Islands under the Companies Act.

The Anghami Merger is to become effective immediately following the Vistas Merger by the filing of a plan of merger (the “Anghami Plan of Merger”) with the Registrar of Companies of the Cayman Islands. The parties will hold the Closing of the Business Combination Agreement on the date of the effectiveness of the Merger, following the satisfaction or waiver (to the extent such waiver is permitted by applicable law) of the conditions set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time).

At the Vistas Merger Effective Time, immediately following the Class B Conversion, by virtue of the Vistas Merger and without any further action on the part of VMAC, Anghami, Pubco, Vistas Merger Sub or Anghami Merger Sub or the holders of any of the following securities:

•        immediately prior to the Vistas Merger Effective Time, every issued and outstanding VMAC Unit shall be automatically detached and the holder thereof shall be deemed to hold one share of VMAC Class A Common Stock and one VMAC Warrant in accordance with the terms of the applicable VMAC Unit;

•        each share of VMAC Class A Common Stock outstanding immediately prior to the Vistas Merger Effective Time shall be automatically converted into the right to receive one Pubco Ordinary Share;

•        each share of VMAC Class B Common Stock outstanding immediately prior to the Vistas Merger Effective Time shall be automatically converted into the right to receive one Pubco Ordinary Share;

•        each share of capital stock of VMAC owned by VMAC as treasury shares immediately prior to the Vistas Merger Effective Time shall be cancelled and extinguished without any conversion thereof or payment therefor; and

•        each VMAC Warrant outstanding immediately prior to the Vistas Merger Effective Time shall be converted into one Pubco Warrant. Each Pubco Warrant shall have, and be subject to, the same terms and conditions set forth in the Warrant Agreement, except that they shall represent the right to acquire a Pubco Ordinary Share in lieu of a share of VMAC Class A Common Stock. In addition, each Representative Warrant immediately prior to the Vistas Merger Effective Time shall be converted into one Representative Pubco Warrant. Each Representative Pubco Warrant shall have, and be subject to, the same terms and conditions set forth in the Representative Warrant Agreement, except that it shall represent the right to acquire a Pubco Ordinary Share in lieu of a share of VMAC Class A Common Stock.

For more information, see the section entitled “The Business Combination Agreement — The Structure of the Business Combination.”

Consideration to be Received in the Business Combination

The Stock Consideration payable to Anghami’s shareholders will be an amount of Pubco Ordinary Shares equal to (a) $180 million in enterprise value minus the cash consideration paid to such shareholders (if any), divided by (b) $10.00. Anghami shareholders will receive cash consideration only if the available cash (as further described

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

below) exceeds $50,000,000, in which case the cash consideration will be calculated as the lesser of (i)(A) such available cash minus the outstanding indebtedness of Pubco for borrowed money with a maturity date of more than one year as of the Closing multiplied by (B) 0.3, or (ii) the available cash minus such indebtedness referred to in clause (i)(A) above minus $50,000,000. The available cash at Closing will be calculated by (i) adding the amount available to be released from the VMAC’s trust account, after taking into account redemptions by the VMAC’s stockholders, in addition to any cash or cash equivalents of the VMAC and the net proceeds of private placements of shares of the VMAC’s common stock to occur immediately prior to the Closing, for which the VMAC currently has commitments of $40,000,000 million, and (ii) subtracting transaction expenses of the VMAC and Anghami related to the Business Combination. Notwithstanding the foregoing, the cash consideration payable to Anghami shareholders will be reduced, and shareholders will receive a proportional increase in Stock Consideration at a price of $10.00 per share, by the minimum amount necessary for Pubco to satisfy the “substantiality” test of Treasury Regulation 1.367(a)-3(c)(3)(iii), but if such “substantiality” test cannot be met if the cash consideration is reduced to zero (with the proportional increase in Stock Consideration) then no such reduction in cash consideration will be made.

For more information, see the section entitled “The Business Combination Agreement — Consideration to be Received in the Business Combination.”

Conditions to the Closing

General Conditions

The closing of the Business Combination is subject to certain customary conditions, including, among other things: (i) the approval by VMAC’s stockholders of the Business Combination Agreement, the Business Combination, and certain other actions related thereto; (ii) Anghami and VMAC each receiving evidence that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act, as of the Closing; (iii) VMAC having at least $40 million of cash at the closing of the Business Combination, consisting of cash held in its trust account and the aggregate amount of cash actually invested in (or contributed to) the VMAC pursuant to the Subscription Agreements (as defined below), after giving effect to redemptions of public shares, if any, but before giving effect to the consummation of the closing of the Business Combination and the payment of Anghami’s and VMAC’s outstanding transaction expenses as contemplated by the Business Combination Agreement; and (iv) the Pubco Ordinary Shares to be issued in connection with the Business Combination having been approved for listing on Nasdaq subject only to official notice of issuance thereof.

VMAC Conditions to Closing

The obligations of VMAC to close the Business Combination are subject to the satisfaction or waiver (where permissible) of the following additional conditions at or prior to the Closing:

a)      Certain fundamental representations and warranties of Anghami and Pubco shall each be true and correct in all respects as if made at the time of the Closing other than immaterial inaccuracies, and the other representations and warranties of Anghami and Pubco shall each be true and correct in all respects as if made at the time of the Closing, except where the failure of such representations and warranties to be true and correct does not result in a material adverse effect on the Anghami Companies;

b)      VMAC and Anghami shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement, and Pubco shall have performed or complied in all respects with certain agreements and covenants required by Section 8.2(b) of the Business Combination Agreement;

c)      Anghami shall have delivered to VMAC a certificate, signed by an officer of Anghami, certifying as to the satisfaction of the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(c) of the Business Combination Agreement;

d)      no material adverse effect shall have occurred;

e)    VMAC shall have received the required company shareholder approval (and the approval of the Cayman Plan of Merger for the Anghami Merger) by means of the affirmative vote of the holders of at least two-thirds of the outstanding Company Shares who, being entitled to vote, attend the general meeting

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

and vote thereon, a Restrictive Covenant Agreement for each applicable shareholder identified on the Anghami Shareholder Schedule of the Business Combination Agreement, a duly executed signature page of the Lock-Up Agreement for such shareholder, a counterpart to a registration rights agreement as provided in the Business Combination Agreement executed by Pubco and such shareholder, a Sponsor Letter Agreement executed by Pubco (as defined in the Business Combination Agreement); and

f)      VMAC shall have received evidence that those certain contracts set out on the terminated contracts schedule to the Business Combination Agreement have been terminated with no further obligations of Anghami.

Anghami, Pubco, Vistas Merger Sub and Anghami Merger Sub Conditions to Closing

The obligations of Anghami, Pubco, Vistas Merger Sub and Anghami Merger Sub to consummate the transactions are subject to the satisfaction or waiver (where permissible, and upon the occurrence of Closing, such waiver shall be deemed to have occurred if any condition has not been satisfied of the Closing) of the following additional conditions at or prior to the Closing:

a)      Certain fundamental representations and warranties of VMAC shall each be true and correct in all respects as of the Closing and all other representations and warranties of VMAC shall be true and correct as of the Closing other than immaterial inaccuracies, and the other representations and warranties of VMAC shall each be true and correct in all respects as if made at the time of the Closing, except where the failure of such representations and warranties to be true and correct does not result in a material adverse effect;

b)      VMAC shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement;

c)      VMAC shall have delivered to Anghami a certificate, signed by an officer of VMAC, certifying as to the satisfaction of the conditions specified in Section 8.3(a), Section 8.3(b), Section 8.3(c) and Section 8.3(d) of the Business Combination Agreement;

d)      no material adverse effect shall have occurred;

e)      VMAC shall have delivered to Anghami a counterpart to the Registration Rights Agreement, Sponsor Letter Agreement, and shall have given irrevocable instructions to make the payments from the Trust Account and Equity Financing as set out in the Business Combination Agreement; and

f)      after giving effect to the exercise of the redemption rights and payments related thereto, VMAC shall have at least an aggregate of forty million dollars ($40,000,000) of cash or cash equivalents held in the Trust Account together with net proceeds from the equity financings.

For more information, see the section entitled “The Business Combination Agreement — Conditions to Closing the Business Combination.”

Termination Rights

The Business Combination Agreement may be terminated and the Business Combination may be abandoned at any time prior to the closing of the Vistas Merger and Anghami Merger, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Business Combination by the stockholders of Anghami or VMAC, including, but not limited to, as follows:

a)      by mutual written consent of VMAC and Anghami;

b)      by either VMAC or Anghami if the transactions contemplated by the Business Combination Agreement shall not have occurred prior to December 31, 2021 (the “Outside Date”), provided that the terminating party is not, either directly or indirectly through its affiliates, in breach or violation of any representation, warranty, covenant, agreement or obligation under the Business Combination Agreement and such breach or violation is the principal cause of the failure of a condition set forth in the Business Combination Agreement on or prior to December 31, 2021;

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

c)      by either VMAC or Anghami if any governmental authority will have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination;

d)      by either VMAC or Anghami if any of the proposals set forth in this proxy statement/prospectus will fail to receive the requisite vote for approval at VMAC’s special meeting of stockholders;

e)      by VMAC upon any breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of Anghami, Pubco or either Merger Sub that remains uncured by the Outside Date or for more than 10 days after written notice of such breach is provided by VMAC to Anghami, or if any representation or warranty of Anghami, Pubco or either Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 8.2(a) and Section 8.2(b) of the Business Combination Agreement would not be satisfied;

f)      by Anghami upon any breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of VMAC that remains uncured by the Outside Date or for more than 10 days after written notice of such breach is provided by Anghami to VMAC, or if any representation or warranty of VMAC shall have become untrue, in either case such that the conditions set forth in Section 8.3(a) and Section 8.3(b) of the Business Combination Agreement would not be satisfied;

g)      by Anghami, if, prior to when the required VMAC shareholder vote is obtained, Vistas shall have made an adverse recommendation, as defined in the Business Combination Agreement; and

h)      by either VMAC or Anghami if the required VMAC shareholder vote is not obtained at the special meeting of VMAC shareholders held to approve the Business Combination Agreement.

In the event that the Business Combination Agreement is validly terminated, all transaction expenses incurred in connection with the Business Combination Agreement and the Business Combination will be paid by the party incurring such transaction expenses.

For more information, see the section entitled “The Business Combination Agreement — Termination of the Business Combination Agreement.”

Other Agreements Related to the Business Combination Agreement

Sponsor Letter Agreement

In connection with VMAC’s entrance into the Business Combination Agreement, it also entered into the Sponsor Letter Agreement with Anghami, the Sponsor and the SPAC Insiders, pursuant to which, among other things, the SPAC Insiders agreed to vote any shares of VMAC Common Stock held by them in favor of the Business Combination and to not redeem any such shares at the special meeting of stockholders to be held in connection with the Business Combination. In addition, the SPAC Insiders agreed to not transfer (i) any of their VMAC Class B Common Stock and any VMAC Class A Common Stock issuable upon conversion of such VMAC Class B Common Stock in connection with the Closing, held by them for one year after the Closing, subject to certain permitted transfers and a potential early release of such restrictions subject to certain specific conditions as set forth therein, and (ii) any Private Placement Warrants or any shares of Class A common stock issued or issuable upon exercise thereof until 30 days after the Closing. The Sponsor Letter Agreement amended and restated that certain letter agreement, dated as of August 6, 2020, between VMAC and the SPAC Insiders that was entered into in connection with VMAC’s IPO.

For more information about the Sponsor Letter Agreement, see the section entitled “Certain Agreements Related to the Business Combination — Sponsor Letter Agreement.”

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Restrictive Covenant Agreements

In connection with VMAC’s entrance into the Business Combination Agreement, it also entered into Restrictive Covenant Agreements (the “Restrictive Covenant Agreements”) with certain executive officers of Anghami (the “Anghami Executives”) pursuant to which, among other things the Anghami Executives agreed that, for a period of two years, the Anghami Executives will not (i) work for or with, own, invest in, render any service or advice to or otherwise assist (in each case, whether or not for compensation) or act as an officer, director, employee, partner or independent contractor, directly or indirectly, for any competing music streaming business in several countries in the MENA Region and (ii) solicit, hire, induce, encourage or attempt to solicit, hire, induce or encourage any employee of Pubco, VMAC or its subsidiaries to leave the employ of such entity.

The Restrictive Covenant Agreements are subject to customary conditions, covenants, representations and warranties.

Subscription Agreements

VMAC and Pubco entered into subscription agreements (the “Subscription Agreements”), each dated as of March 3, 2021, with (i) SHUAA and (ii) Vistas Media Capital Pte. Ltd. (“Vistas Media Capital”), the parent of the Sponsor, pursuant to which, among other things, VMAC agreed to issue and sell, in private placements to close immediately prior to the closing of the Business Combination, an aggregate of 4,000,000 shares of VMAC’s Class A common stock for $10.00 per share, 3,000,000 of which to be issued to SHUAA and 1,000,000 of which to be issued to Vistas Media Capital.

For more information about the Subscription Agreements, see the section entitled “Certain Agreements Related to the Business Combination — Subscription Agreements.”

In addition to the above, SHUAA will receive Service Warrants and 350,000 shares of VMAC Class A Common Stock upon consummation of the Business Combination for services rendered in connection with the Business Combination.

Registration Rights Agreement

In connection with VMAC’s entrance into the Business Combination Agreement, it will also enter into an Amended and Restated Registration Rights Agreement (the “A&R RRA”) with Pubco, the Sponsor, I-Bankers Securities Inc. (“I-Bankers”), VMAC’s directors and officers, the SPAC Insiders and certain of Anghami’s shareholders, which, among other things, will amend and restate the registration rights agreement entered into by and among the VMAC, VMAC’s initial directors, officers, the SPAC Insiders, I-Bankers and the Sponsor at the time of VMAC’s IPO. Pursuant to the terms of the A&R RRA, among other things, Pubco will provide the parties to the A&R RRA certain demand, piggyback and shelf registration rights.

For more information about the Registration Rights Agreement, see the section entitled “Certain Agreements Related to the Business Combination — Amended and Restated Registration Rights Agreement.”

Lock-Up Agreement

As a condition to the Closing, Pubco will enter into a Lock-Up Agreement with certain of Anghami’s shareholders. Pursuant to the Lock-Up Agreement, the securities held by such shareholders will be locked-up for six months after the Closing, subject to earlier release on such date on which Anghami completes a liquidation, merger, stock exchange or other similar transaction that results in all of Anghami’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

For more information about the Lock-Up Agreement, see the section entitled “Certain Agreements Related to the Business Combination — Lock-Up Agreement.”

Interests of Certain Persons in the Business Combination

In considering the recommendation of VMAC’s board of directors to vote in favor of the Business Combination, VMAC’s stockholders should be aware that, aside from their interests as stockholders, the Sponsor and VMAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

other stockholders and warrant holders generally. VMAC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        If the Business Combination with Anghami or another business combination is not consummated by November 11, 2021 (or by February 11, 2022 after applicable extension, or such later date that may be approved by VMAC’s stockholders), VMAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding VMAC public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsor and VMAC’s directors and officers, which were acquired for an aggregate purchase price of $25,000 prior to the IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $        based upon the closing price of $        per share on Nasdaq on        , 2021. On the other hand, if the Business Combination is consummated, each outstanding share of VMAC Common Stock will be converted into the right to receive one share of Pubco pursuant to the Business Combination Agreement.

•        The Sponsor purchased 500,000 Private Placement Warrants from VMAC for $1.00 per Private Placement Warrant. This purchase took place on a private placement basis simultaneously with the consummation of the IPO. All of the proceeds VMAC received from these purchases were placed in the trust account. Such Private Placement Warrants had an aggregate market value of $        based upon the closing price of $        per warrant on Nasdaq on        , 2021. The VMAC Class A Common Stock underlying the Private Placement Warrants had an aggregate market value of $        based upon the closing price of $        per share on Nasdaq on        , 2021. The Private Placement Warrants and VMAC Class A Common Stock underlying the Private Placement Warrants will become worthless if VMAC does not consummate a business combination by November 11, 2021 (by February 11, 2022 after applicable extension, or such later date that may be approved by VMAC’s stockholders). On the other hand, if the Business Combination is consummated, each outstanding warrant will be converted into the right to acquire the same number of Pubco Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the Closing.

•        VMAC’s Initial Stockholders and owners of Private Placement Warrants paid significantly less for their shares and warrants than other current stockholders and holders of warrants paid for their shares and warrants purchased in the IPO or in the open market thereafter. Prior to the consummation of the IPO, Sponsor purchased 2,875,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.009 per share. Of these Founder Shares, 375,000 were forfeited by our Sponsor due to the underwriters’ not exercising the over-allotment option in connection with the IPO. Simultaneously with the consummation of the IPO, VMAC consummated the private sale of 500,000 Private Placement Warrants to Sponsor, each of which entitles the holder to purchase one share of VMAC Class A Common Stock at an exercise price of $11.50 per share, at a price of $1.00 per warrant. Each outstanding Pubco Ordinary Share will have a target value at the time of the Business Combination of $10.00. If the Business Combination is consummated, based on the difference in the purchase price of $0.009 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, these initial stockholders and holders of Private Placement Warrants will be able, at a lower price per Pubco Ordinary Share, to recognize a greater return on their investment than stockholders or holders of warrants that purchased VMAC Common Stock or VMAC warrants in the IPO or in the open market thereafter. Furthermore, the Sponsor may earn a positive rate of return even if the price of the Pubco Ordinary Shares after the Closing falls below the price initially paid for the units in the IPO and the VMAC Stockholders may experience a negative rate of return following the Closing of the Business Combination.

•        If VMAC is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds is $        , comprised of (a) $        representing the market value of Founder Shares, (b) $        representing the market value of Private Placement Warrants and (c) $        of unpaid expenses incurred by the Sponsor and VMAC’s officers and directors and their affiliates. Certain VMAC directors and executive officers have indirect economic interests in the Private Placement Warrants and in the Founder Shares.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

•        The Sponsor has agreed not to redeem any shares of VMAC Common Stock held by it in connection with a stockholder vote to approve a proposed initial business combination,

•        The VMAC Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if VMAC fails to complete an initial business combination by November 11, 2021 (or by February 11, 2022 after applicable extension, or such later date that may be approved by VMAC’s stockholders),

•        The potential continuation of certain of VMAC’s directors and officers as directors or officers of Pubco.

•        The continued indemnification of current directors and officers of VMAC and the continuation of directors’ and officers’ liability insurance after the Business Combination.

•        The Sponsor has agreed to loan VMAC up to $300,000 in the aggregate, to be used for a portion of the expenses of the Public Offering. The Sponsor also agreed to loan an additional $1,000,000 in connection with its funding of the extension payment to extend the period of time that VMAC has to consummate its initial business combination by three months to November 11, 2021. The loans are non-interest bearing and unsecured.

•        VMAC’s second amended and restated certificate of incorporation contains a waiver of the corporate opportunity doctrine, and there could have been business combination targets that have been appropriate for a combination with VMAC but were not offered due to a VMAC director’s duties to another entity. VMAC does not believe that the waiver of the corporate opportunity doctrine in its second amended and restated certificate of incorporation interfered with its ability to identify an acquisition target.

These interests may influence VMAC’s directors in making their recommendation to vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. You should also read the section entitled “The Business Combination — Interests of VMAC’s Directors and Officers in the Business Combination.”

Reasons for the Approval of the Business Combination

After careful consideration, VMAC’s board of directors recommends that VMAC’s stockholders vote “FOR” each proposal being submitted to a vote of the VMAC stockholders at the special meeting. For a description of VMAC’s reasons for the approval of the Business Combination and the recommendation of VMAC’s board of directors, see the section entitled “The Business Combination — VMAC’s Board of Directors’ Reasons for the Approval of the Business Combination.”

Redemption Rights

Pursuant to VMAC’s Second Amended and Restated Certificate of Incorporation, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, including interest earned on the funds held in the trust account and not previously released to VMAC to pay its taxes, calculated as of two business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of VMAC’s IPO as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to VMAC to pay its taxes, upon the consummation of the Business Combination. For illustrative purposes, based on funds in the trust account of approximately $101,071,849.66 on September 21, 2021, the estimated per share redemption price would have been approximately $10.107.

If you exercise your redemption rights, your shares of VMAC Class A Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

aggregate amount on deposit in the Trust Account. You will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption. See the section entitled “The Special Meeting of VMAC Stockholders — Redemption Rights.”

Impact of the Business Combination on Pubco’s Public Float

It is anticipated that, upon completion of the Business Combination, (i) VMAC’s existing stockholders, including the Sponsor, will own approximately 40.7% of the issued and outstanding Pubco Ordinary Shares, including 2,500,000 shares held by the Initial Stockholders that will be subject to certain lock-up arrangements pursuant to the lock-up agreement (ii) Anghami’s existing shareholders will own approximately [45.0]% of the issued and outstanding Pubco Ordinary Shares and (iii) the Subscribers in the PIPE will own approximately [12.7]% of the issued and outstanding Pubco Ordinary Shares. These relative percentages assume (i) that none of VMAC’s existing Public Stockholders exercise their redemption rights, (ii) that the Initial Stockholders exchange all outstanding VMAC Class B Common Stock for Pubco Ordinary Shares upon completion of the Business Combination, and (iii) no additional equity securities of VMAC are issued at or prior to Closing, other than the 4,000,000 shares of VMAC Class A Common Stock currently subscribed for and to be issued in connection with the PIPE and the 350,000 shares of VMAC Class A Common Stock to be issued to SHUAA for services rendered in connection with the Business Combination. If the actual facts are different than these assumptions, the percentage ownership retained by VMAC’s existing stockholders will be different.

The following table illustrates the ownership levels in Pubco (excluding the impact of the shares underlying the Pubco Warrants) immediately after the Closing based on the assumptions described above:

	No Redemptions
	Number	Percentage
VMAC’s Initial Stockholders	2,500,000	7.9%
Holders of Private Placement Units and Representative Shares	330,000	1.1%
VMAC existing Public Stockholders	10,000,000	31.8%
PIPE Subscribers	4,000,000	12.7%
Anghami’s existing shareholders	14,171,716	45.0%
Share based payments	485,000	1.5%
Total	31,486,716	100%
	Maximum Redemptions
	Number	Percentage
VMAC’s Initial Stockholders	2,500,000	9.7%
Holders of Private Placement Units and Representative Shares	330,000	1.3%
VMAC existing Public Stockholders	500,000	1.9%
PIPE Subscribers	4,000,000	15.5%
Anghami’s existing shareholders	18,000,000	69.7%
Share based payments	485,000	1.9%
Total	25,815,000	100%

For more information, see the section entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information.”

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Organizational Structure

Prior to the Business Combination

The following diagram shows the current ownership structure of VMAC (excluding the impact of the shares underlying the VMAC Warrants).

(1)     Includes holders of Private Placement Units and Representative Shares. For more information about the ownership interests of our Initial Stockholders, including the Sponsor, prior to the Business Combination, please see the section entitled —“Security Ownership of Certain Beneficial Owners and Management.”

The following diagram shows the current ownership structure of Anghami.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Following the Business Combination

The following diagram shows the pro forma ownership percentages (excluding the impact of the shares underlying the Pubco Warrants) and structure of Pubco immediately following the consummation of the Business Combination.

Board of Directors of Pubco Following the Business Combination

Pursuant to the Business Combination Agreement, Pubco’s board of directors will consist of eleven individuals allocated among three classes prior to Closing, with: (i) three directors designated by the VMAC, including at least two who qualify as independent directors under Nasdaq rules, with none appointed to the first class, two appointed to the second class and one appointed to the third class; (ii) six directors designated by Anghami, including at least three who qualify as independent directors under Nasdaq rules, with one appointed to the first class, two appointed to the second class, and three appointed to the third class; and (iii) two directors designated by SHUAA, both appointed to the first class and at least one of whom will qualify as an independent director under Nasdaq rules. In the event the number of directors on the board changes prior to the Closing, the rights to designate directors will be adjusted such that Anghami will retain the ability to designate a majority of the directors. Pubco is in the process of identifying other individuals who will be members of our board of directors, and will identify those individuals and provide details regarding these individuals.

Material Tax Consequences

For a detailed discussion of certain U.S. federal income tax consequences and Cayman Islands tax consequences of the Business Combination, see the sections entitled “Material U.S. Federal Income Tax Considerations” and “Material Cayman Islands Income Tax Considerations” in this proxy statement/prospectus.

Accounting Treatment

The exchange of Anghami’s shares for Pubco’s shares will be accounted for as a transaction under common control in accordance with IFRS. The exchange of VMAC’s shares for Pubco’s shares will be accounted for as a “reverse acquisition” in accordance with IFRS. Under this method of accounting, VMAC will be treated as the “acquired” company for financial reporting purposes.

This determination was based on the guidance provided in IFRS 3 (Business Combinations) and IFRS 10 (Consolidated Financial Statements) and was primarily based on the assumptions that Anghami’s operations will substantially comprise the ongoing operations of the Combined Company, Anghami’s designees are expected to comprise a majority of the governing body of the Combined Company, Anghami’s senior management will comprise the senior management of the Combined Company, and Anghami’s existing shareholders will be the largest group of shareholders of the Combined Company following the consummation of the Business Combination (Anghami’s existing shareholders are expected to represent between 45.01% (assuming a no-redemption scenario) to 69.73% (assuming the maximum redemption scenario) of the Combined Company).

Accordingly, for accounting purposes, the exchange of VMAC’s shares for Pubco shares will be treated as the equivalent of Pubco issuing shares for the net assets of VMAC, accompanied by a recapitalization. It has been determined that VMAC is not a business under IFRS, hence the transaction is accounted for within the scope of IFRS 2 (“share-based payment”).

In accordance with IFRS 2, the difference in the fair value of Pubco’s equity instruments deemed issued to VMAC shareholders over the fair value of identifiable net assets of VMAC represents a service for listing, and is accounted for as a share-based payment which is expensed as incurred. The net assets of the Combined Company will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the exchange of VMAC’s shares for Pubco’s shares will be deemed to be those of Pubco.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Other Stockholder Proposals

In addition to the Business Combination Proposal, VMAC stockholders will be asked to vote on the Nasdaq Proposal and the Stockholder Adjournment Proposal. For more information about these proposals, see the sections entitled “VMAC Stockholder Proposal No. 2 — The Nasdaq Proposal” and “VMAC Stockholder Proposal No. 3 — The Stockholder Adjournment Proposal.”

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of shares of VMAC Common Stock or VMAC Warrants in connection with the Business Combination. For more proxy information, see the section entitled “The Special Meeting Of VMAC Stockholders.”

Date, Time and Place of Special Meeting

The special meeting of stockholders of VMAC will be held at            a.m., Eastern time, on            , 2021, at            , or such other date, time and place to which such meetings may be adjourned or postponed, for the purpose of considering and voting upon the proposals. The special meeting will be completely virtual.

Record Date and Voting

You will be entitled to vote or direct votes to be cast at the special meeting of stockholders if you owned shares of VMAC Common Stock at the close of business on            , 2021, which is the record date for the special meeting of stockholders. You are entitled to one vote for each share of VMAC Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were [ ] shares of VMAC Common Stock outstanding, of which [ ] are shares of VMAC Class A Common Stock and [ ] are VMAC Class B Common Stock held by VMAC’s Initial Stockholders and [ ] outstanding Public Warrants.

VMAC’s Sponsor, officers and directors have agreed to vote all of their VMAC Class B Common Stock and any Public Shares acquired by them in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. VMAC’s issued and outstanding warrants do not have voting rights at the special meeting of stockholders.

Proxy Solicitation

Proxies may be solicited by mail. VMAC has engaged [_________] to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the special meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “The Special Meeting of VMAC Stockholders — Revocability of Proxies.”

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of VMAC’s stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting of stockholders if a majority of the VMAC Common Stock outstanding and entitled to vote at the meeting is represented in person or by proxy.

The approval of the Business Combination Proposal requires the affirmative vote of the holders of at least a majority of all then outstanding shares of VMAC Common Stock entitled to vote thereon at the special meeting of stockholders. Each of the Nasdaq Proposal and the Stockholder Adjournment Proposal, if presented, require the affirmative vote of the holders of a majority of the shares of VMAC Common Stock that are voted thereon at the special meeting of stockholders. Accordingly, a VMAC stockholder’s failure to vote by proxy or to vote in person at the special meeting of stockholders, or an abstention from voting, will have the same effect as a vote “AGAINST” the Business Combination Proposal and will have no effect on the outcome of any vote on the Nasdaq Proposal or the Stockholder Adjournment Proposal.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Recommendation to VMAC Stockholders

VMAC’s board of directors believes that each of the Business Combination Proposal, the Nasdaq Proposal, and the Stockholder Adjournment Proposal, is in the best interests of VMAC and its stockholders and recommends that its stockholders vote “FOR” each of the proposals to be presented at the special meeting.

Risk Factors

In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.” Some of the risks related to VMAC and Anghami are summarized below:

VMAC

•        VMAC may not be able to complete its initial business combination prior to February 11, 2022 after applicable extension, in which case VMAC would cease all operations except for the purpose of winding up and VMAC would redeem its public shares and liquidate, in which case VMAC’s public stockholders may only receive $10.00 per share, or less than such amount in certain circumstances, and its warrants will expire worthless.

•        The ability of the Public Stockholders to exercise redemption rights with respect to a large number of shares of VMAC Class A Common Stock could increase the probability that the Business Combination will be unsuccessful and that VMAC’s stockholders will have to wait for liquidation in order to redeem their Public Shares.

•        If a stockholder fails to receive notice of VMAC’s offer to redeem its Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

•        You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or warrants, potentially at a loss.

•        The Sponsor and VMAC’s directors, officers, advisors or their affiliates may elect to purchase shares from Public Stockholders, which may influence a vote on a proposed business combination and reduce the public “float” of VMAC Class A Common Stock.

•        If a stockholder or a “group” of stockholders are deemed to hold in excess of 20% of VMAC Class A Common Stock, such stockholder or group will lose the ability to redeem all such shares in excess of 20% of VMAC Class A Common Stock.

•        VMAC’s stockholders cannot be sure of the market value of the Pubco Ordinary Shares to be issued upon completion of the Business Combination.

•        The Pubco Ordinary Shares to be received by VMAC’s stockholders as a result of the Business Combination will have different rights from shares of VMAC Common Stock.

•        VMAC’s Sponsor, officers, directors and Initial Stockholders and I-Bankers have agreed to vote in favor of the Business Combination, regardless of how the Public Stockholders vote.

•        VMAC’s board of directors did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.

•        The Sponsor and VMAC’s executive officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in the Registration Statement of which this proxy statement/prospectus is a part.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

•        If VMAC fails to consummate the PIPE, it may not have enough funds to complete the Business Combination.

•        Subsequent to the completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on Pubco’s financial condition, results of operations and our stock price, which could cause you to lose some or all of your investment.

•        VMAC’s stockholders will have a reduced ownership and voting interest after consummation of the Business Combination and will exercise less influence over management.

Anghami

•        Anghami may not be able to successfully attract prospective users and retain existing users, which could adversely affect its growth prospects and revenue.

•        Anghami depends on third-party licenses for sound recordings and musical compositions and an adverse change to, loss of, or claim that it does not hold any necessary licenses may materially adversely affect its business, operating results, and financial condition.

•        Anghami is a party to many license agreements which are complex and impose numerous obligations upon it which may make it difficult to operate its business, and a breach of such agreements could adversely affect Anghami’s business, operating results, and financial condition.

•        Anghami has no control over the providers of its content, and its business may be adversely affected if the access to music is limited or delayed. The concentration of control of content by Anghami’s major providers means that even one entity, or a small number of entities working together, could unilaterally affect its access to music and other content.

•        Anghami has complex royalty payment arrangement that are difficult to estimate under its licensing agreements.

•        Anghami is required to make minimum guarantee payments under certain licensing agreements, for sound recordings and underlying musical compositions. Such minimum guarantees can limit Anghami’s operations and may adversely affect its business, operating results, and financial condition.

•        Comprehensive and accurate ownership information for the musical compositions embodied in sound recordings is often unavailable to Anghami or difficult or, in some cases, impossible for it to obtain, often times because it is withheld by the owners or administrators of such rights. This impacts Anghami’s ability to perform its obligations under its licenses, affects the size of its catalog, impacts its ability to control content acquisition costs, and leads to potential copyright infringement claims.

•        If Anghami’s security systems are breached, it may face civil liability, and public perception of its security measures could be diminished, either of which would negatively affect Anghami’s ability to attract and retain users, advertisers, content providers, and other business partners.

•        Third parties have asserted, and may in the future assert, that Anghami has infringed, misappropriated, or otherwise violated their copyrights, patents, and other intellectual property rights, and as Anghami faces increasing competition, the possibility of intellectual property rights claims against it grows.

•        Failure to transfer the ownership of Anghami’s subsidiary in Egypt from certain employees may adversely affect its business, operating results, and financial condition.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

•        Failure to protect Anghami’s intellectual property could substantially harm its business, operating results, and financial condition.

SELECTED HISTORICAL FINANCIAL DATA OF VMAC

The following set forth summary financial data for VMAC’s business. This information is only a summary and should be read in conjunction with the section entitled “VMAC Management’s Discussion and Analysis of Financial Condition and Results of Operations” and VMAC’s audited financial statements, and the notes related thereto, which are included elsewhere in this proxy statement/prospectus. VMAC’s historical results are not necessarily indicative of future results, and the results of any interim period are not necessarily indicative of the results that may be expected for a full year.

VMAC’s balance sheet data as of June 30, 2021 and statement of operations data for the three months period ended June 30, 2021 are derived from VMAC’s unaudited financial statements. VMAC’s balance sheet data as of December 31, 2020, and statement of operations data from inception (March 27, 2020) to December 31, 2020 are derived from VMAC’s audited financial statements included elsewhere in this proxy statement/prospectus.

All numbers given below are in US dollars except for the number of shares outstanding. Certain amounts that appear in this section may not sum due to rounding.

Statement of Operations	For the six month period ended June 30, 2021	For the Period from March 27, 2020 (inception) through December 31, 2020
	$	$
Revenue	—	—
Net loss from operations	(437,784)	(576,316)
Interest income on marketable securities	15,465	49,603
Change in fair value of warrant liabilities	(2,547,970)	1,468,350
Provision for income taxes	—	—
Net (loss)/income	(2,970,289)	941,637
Basic and diluted net income per share	(0.65)	0.219
Weighted average shares outstanding- basic and diluted	4,594,426	4,297,397
Balance Sheet Data:	As of June 30, 2021	As of December 31, 2020
	$	$
Net working capital	117,095	554,878
Trust account	100,065,068	100,049,603
Total assets	100,314,163	100,759,482
Total liabilities	12,958,420	10,433,450
Value of common stock subject to redemption	82,273,384	85,326,031
Total stockholders’ equity	5,000,001	5,000,001

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

SELECTED HISTORICAL FINANCIAL DATA OF ANGHAMI

The following set forth summary financial data for Anghami’s business. This information is only a summary and should be read in conjunction with the section entitled “Anghami Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Anghami’s audited financial statements, and the notes related thereto, which are included elsewhere in this proxy statement/prospectus. Anghami’s historical results are not necessarily indicative of future results.

Anghami’s statement of financial position data as of December 31, 2020 and December 31, 2019 and statement of comprehensive income for the years ended December 31, 2020 and 2019 are derived from Anghami’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

All numbers given below are in US dollars except for the number of shares outstanding. Certain amounts that appear in this section may not sum due to rounding.

Statement of comprehensive income data	Year Ended December 31, 2020	Year Ended December 31, 2019
	$	$
Revenue	30,518,356	31,227,649
Cost of revenue	(22,346,521)	(21,321,616)
Gross profit	8,171,835	9,906,033
Selling and marketing expenses	(5,284,152)	(8,232,405)
General and administrative expenses	(5,435,996)	(6,923,949)
Operating loss	(2,548,313)	(5,250,321)
Net finance cost and others	(2,693,639)	(1,057,107)
Loss before tax	(5,241,952)	(6,307,428)
Income tax	(501,238)	(638,965)
Total comprehensive loss for the period	(5,743,190)	(6,946,393)
Basic and diluted loss per share attributable to equity holders of the parent	(68.27)	(83.05)
Weighted average shares outstanding – basic and diluted	81,823	81,222
Statement of Financial position data	As of December 31, 2020	As of December 31, 2019
	$	$
Total assets	14,257,298	10,718,578
Total liabilities	32,170,171	23,351,771
Total equity	(17,912,873)	(12,633,193)

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Selected Unaudited Pro Forma Condensed Combined Financial Information

VMAC is providing the following selected unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the transactions.

The following selected unaudited pro forma condensed combined statement of comprehensive income for the period ended December 31, 2020 combines the audited historical consolidated statement of comprehensive income of Anghami for the year ended December 31, 2020 with the audited statement of operations of VMAC for the period from March 27, 2020 (inception) through December 31, 2020, giving effect to the transactions as if they had occurred as of the earliest period presented.

The following selected unaudited pro forma condensed combined statement of financial position combines the audited historical consolidated statement of financial position of Anghami as of December 31, 2020 with the audited historical balance sheet of VMAC as of December 31, 2020, giving effect to the transactions as if they had been consummated as of that date.

This information is only a summary and should be read together with the audited financial statements of VMAC and related notes thereto, the Anghami audited consolidated financial statements and the related notes thereto, and the sections entitled “Unaudited Pro Forma Combined Financial Information”, “VMAC Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Anghami Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The selected unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of VMAC common stock into cash:

1.      Assuming No Redemptions:    This presentation assumes that no VMAC stockholders exercise redemption rights with respect to their shares of VMAC Class A Common Stock upon consummation of the Business Combination and $40,000,000 proceeds from the PIPE;

2.      Assuming Maximum Redemptions:    This presentation assumes that VMAC stockholders exercise their redemption rights with respect to 9,500,000 shares of VMAC Class A Common Stock upon consummation of the Business Combination at a redemption price of approximately $10 per share. The maximum redemption amount is derived so that there is a minimum of $45,000,001 of cash held either in or outside of the trust account, including the aggregate amount of any proceeds from the PIPE, after giving effect to the payments to redeeming stockholders and before considering transaction fees.

The summary unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. The unaudited pro forma condensed combined financial information should not be relied upon as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the Combined Company will experience. VMAC and Anghami have not had any historical relationship prior to the Business Combination.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

All numbers given below are in US dollars. Certain amounts that appear in this section may not sum due to rounding.

Selected Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income for the year ended December 31, 2020	Historical VMAC	Historical Anghami	Pro forma assuming no redemptions	Pro forma assuming maximum redemptions
	$	$	$	$
Revenue from contracts with customers	—	30,518,356	30,518,356	30,518,356
Cost of revenue	—	(22,346,521)	(22,346,521)	(22,346,521)
Gross Profit	—	8,171,835	8,171,835	8,171,835
Selling and marketing expenses	—	(5,284,152)	(5,284,152)	(5,284,152)
General and administrative expenses	(576,316)	(5,435,996)	(43,986,281)	(44,033,403)
Operating Loss	(576,316)	(2,548,313)	(41,098,598)	(41,145,720)
Net finance cost and others	1,517,953	(2,693,639)	(1,225,289)	(1,225,289)
Income/(loss) before tax	941,637	(5,241,952)	(42,323,887)	(42,371,009)
Income tax expense	—	(501,238)	(501,238)	(501,238)
Total Comprehensive Income/(Loss) for the period	941,637	(5,743,190)	(42,825,125)	(42,872,247)
Basic and diluted net income/(loss) per share	0.22	(68.27)	(1.36)	(1.65)
Selected Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2020	Historical VMAC	Historical Anghami	Pro forma assuming no redemptions	Pro forma assuming maximum redemptions
	$	$	$	$
Total assets	100,759,482	14,257,298	103,428,935	46,664,656
Total liabilities	10,433,450	32,170,171	29,849,286	29,849,286
Total equity	5,000,001	(17,912,873)	73,579,649	16,815,370

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•        our ability to consummate the Business Combination;

•        the benefits of the Business Combination;

•        the Combined Company’s financial performance following the Business Combination;

•        the ability to obtain or maintain the listing of the Pubco Ordinary Shares or Pubco Warrants on Nasdaq, following the Business Combination;

•        Anghami’s growth strategy, future operations, financial position, estimated revenues and losses, projected capex, prospects and plans;

•        Anghami’s strategic advantages and the impact those advantages will have on future financial and operational results;

•        the implementation, market acceptance and success of Anghami’s platform and new offerings;

•        Anghami’s approach and goals with respect to technology;

•        Anghami’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•        the impact of the COVID-19 pandemic on Anghami’s business;

•        changes in applicable laws or regulations; and

•        the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to vote your proxy or instruct how your vote should be cast on the proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•        the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•        the outcome of any legal proceedings that may be instituted against VMAC, Pubco or Anghami following announcement of the proposed Business Combination and the transactions contemplated thereby;

•        the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of VMAC or to satisfy other conditions to the Closing in the Business Combination Agreement;

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

•        the ability to obtain or maintain the listing of the Pubco Ordinary Shares on Nasdaq following the Business Combination;

•        the risk that the proposed Business Combination disrupts current plans and operations of Anghami as a result of the announcement and consummation of the transactions described herein;

•        our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Anghami to grow and manage growth profitably following the Business Combination;

•        costs related to the Business Combination;

•        changes in applicable laws or regulations;

•        the lack of a third-party valuation in determining whether or not to pursue the proposed transaction;

•        the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities;

•        Anghami’s ability to attract and retain users;

•        risks related to licensing agreements that Anghami enters into, including the obligations that arise from it, adverse changes to it that could impact Anghami, and the complexity involved in royalty payment;

•        Anghami’s dependence upon third-party licenses for sound recordings and musical composition, and ability to comply with such complex license agreements;

•        Anghami’s lack of control over the providers of our content and their effect on our access to music and other content;

•        the risk that the post-combination company may never achieve or sustain profitability;

•        the risk that the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

•        the risk that the post-combination company experiences difficulties in managing its growth and expanding operations;

•        that Anghami has identified material weaknesses in its internal control over financial reporting which, if not corrected, could affect the reliability of Anghami’s financial statements;

•        the possibility that VMAC or Anghami may be adversely affected by other economic, business, and/or competitive factors; and

•        other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors.”

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein. Certain of the following risk factors apply to the business and operations of Anghami and will also apply to the business and operations of Pubco following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of Pubco following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Pubco, VMAC and Anghami which later may prove to be incorrect or incomplete. Pubco, VMAC and Anghami may face additional risks and uncertainties that are not presently known to such entity, or that are currently deemed immaterial, which may also impair their business or financial condition.

Risks Related to Anghami’s Business and Industry

If Anghami’s efforts to attract prospective users and to retain existing users are not successful, Anghami’s growth prospects and revenue will be adversely affected.

Anghami’s ability to grow its business and generate revenue depends on retaining and expanding the total user base, increasing advertising revenue by effectively monetizing its Ad-Supported Free service user base, and increasing the number of Premium service users. Anghami’s ability to attract new users, retain existing users, and convert Ad-Supported Free service users to Premium service users depends in large part on its ability to continue to offer leading technologies and products, compelling catalog of content, superior functionality, and a high-quality, user-friendly and engaging user experience. Some of its competitors, including Apple, Amazon, and Google, have developed, and are continuing to develop, devices for which their music streaming service is preloaded, which puts us at a significant competitive disadvantage. As consumer tastes and preferences change on the internet and with mobile devices and other internet-connected products, Anghami will need to enhance and improve its existing service, introduce new features, and maintain its competitive position with additional technological advances and an adaptable platform. If it fails to keep pace with technological advances or fails to offer compelling product offerings and state-of-the-art delivery platforms to meet consumer demands, Anghami’s ability to grow or sustain the reach of its service, attract and retain users, and increase Premium service users may be adversely affected.

In addition, in order to increase advertising revenue, Anghami also seeks to increase the listening time that its Ad-Supported Free service users spend on the Ad-Supported Free service. The more content Anghami streams under this service, the more advertising inventory it will have to sell. Generally, any increase in Ad-Supported Free service user base increases the size and scope of user pools targeted by advertisers, which improves Anghami’s ability to deliver relevant advertising to those users in a manner that maximizes its advertising customers’ return on investment. This, in turn, illustrates the effectiveness of Anghami’s advertising solutions and justifies its pricing structure. If Anghami fails to grow its Ad-Supported Free service user base, the amount of content streamed, and the listening time spent by these users, Anghami may be unable to grow Ad-Supported revenue. Moreover, since Anghami primarily sources Premium service user from the conversion of its Ad-Supported Free service users, any failure to grow the Ad-Supported Free service user base or convert them to Premium service users may negatively impact Anghami’s revenue.

Anghami depends on third-party licenses for sound recordings and musical compositions and an adverse change to, loss of, or claim that it does not hold any necessary licenses may materially adversely affect its business, operating results, and financial condition.

To secure the rights to stream sound recordings and the musical compositions embodied therein, Anghami enters into license agreements to obtain licenses from rights holders such as record labels, music publishers, performing rights organizations, collecting societies, and other copyright owners or their agents, and pays royalties to such parties or their agents around the world. Anghami works diligently to obtain all necessary licenses to stream sound recordings and the musical compositions embodied therein, however, there is no guarantee that the licenses available to it now will continue to be available in the future at rates and on terms that are favorable or commercially reasonable or at all. The terms of these licenses, including the royalty rates that Anghami is required to pay pursuant

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

to them, may change as a result of changes in its bargaining power, changes in the industry, changes in the law, or for other reasons. Increases in royalty rates or changes to other terms of these licenses may materially impact Anghami’s business, operating results, and financial condition.

Anghami has entered into license agreements to obtain rights to stream sound recordings, including from the major international record labels who hold the rights to stream a significant number of sound recordings such as Universal Music Group, Sony Music Entertainment, and Warner Music Group, as well as regional record labels, such as Qanawat Nile Production and Stars for Art production & distribution Offshore. If Anghami fails to retain these licenses, the size and quality of its catalog may be materially impacted and its business, operating results, and financial condition could be materially harmed.

Anghami generally obtains licenses for two types of rights with respect to musical compositions: mechanical rights and public performance rights. Anghami obtains mechanical and performance licenses for musical compositions either through local collecting societies representing publishers or from publishers directly, or a combination thereof.

With respect to mechanical rights, in the MENA Operating Area, Anghami pays various rights owners through a ratemaking process conducted on a case-by-case basis based on negotiating each deal. Anghami obtains mechanical and performance licenses for musical compositions either through local collecting societies representing publishers or from publishers directly, or a combination thereof. There are cases of publishing deals which are represented by bodies which combine both mechanical and public performance rights, such as SOLAR which represents mechanical rights of Sony Music Publishing and public performance rights from PRS and International Copyright Enterprise Services Limited among others. Since in many countries in the MENA Region, there are no collection societies, Anghami cannot guarantee that its licenses with the existing few collecting societies and/or its direct licenses with publishers provide full coverage for all of the musical compositions Anghami makes available to its users in such countries. As such there is a fragmented copyright licensing landscape which leads to publishers, songwriters, and other rights holders choosing not to be represented by collecting societies and that adversely impacts Anghami’s ability to secure favorable licensing arrangements in connection with musical compositions that such rights holders own or control, including increasing the costs of licensing such musical compositions, or subjecting Anghami to significant liability for copyright infringement.

In the United States, the rates Anghami pays are for mechanical rights, a function of a ratemaking proceeding conducted by an administrative agency called the Copyright Royalty Board. The most recent proceeding before the Copyright Royalty Board (the “Phonorecords III Proceedings”) set the rates for the Section 115 compulsory license for calendar years 2018 to 2022. The Copyright Royalty Board issued its initial written determination on January 26, 2018 and set up the Mechanical Licensing Collective (the “MLC”). The MLC is a nonprofit organization designated by the U.S. Copyright Office pursuant to the Music Modernization Act of 2018. In January 2021, the MLC began administering blanket mechanical licenses to eligible streaming and download services (digital service providers or DSPs) in the United States, which Anghami opted for and obtained a blanket license for mechanical rights in the U.S. The MLC collects the royalties due under those licenses from the DSPs and pay songwriters, composers, lyricists, and music publishers. Anghami currently believes that the current rates will not materially impact its business, operating results, and financial condition in the U.S. as although the U.S. is its biggest market outside of the MENA Operating Area, it is currently not a significant market. However, if Anghami does decide to expand its business (with both Arabic and international music) in the U.S., and does not perform as expected or if the rates are modified to be higher than the proposed rates, its content acquisition costs could increase and impact its ability to obtain content on pricing terms favorable to Anghami, which could negatively harm its business, operating results, and financial condition and hinder its ability to provide interactive features in Anghami’s services, or cause one or more of Anghami’s services not to be economically viable in U.S.

In the U.S., performing rights organizations (“PROs”) generally provide public performance rights, which negotiate blanket licenses with copyright users for the public performance of compositions, collect royalties, and distribute those royalties to rights owners. The royalty rates that apply to Anghami today may be subject to changes in the future. Licenses provided by two of these PROs, the American Society of Composers, Authors and Publishers and Broadcast Music, Inc. are governed by consent decrees which are subject to terms which could be unfavorable to Anghami in the future. This could affect its financial viability in the future in the U.S.

Anghami cannot guarantee that its licenses with collecting societies and its direct licenses with publishers provide full coverage for all of the musical compositions that Anghami makes available on its platform.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

There also is no guarantee that Anghami has or will have all of the licenses it needs to stream content, as the process of obtaining such licenses involves many rights holders, some of whom are unknown, and myriad complex legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed. Additionally, there is a risk that aspiring rights holders, their agents, or legislative or regulatory bodies will create or attempt to create new rights that could require Anghami to enter into license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify. See also the section entitled “Risk Factors — Risks Related to Anghami’s Business and Industry — Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on Anghami’s service and the ownership thereof may impact Anghami’s ability to perform its obligations under licenses, affect the size of its catalog, impact its ability to control content acquisition costs, and lead to potential copyright infringement claims.”

Further, Anghami cannot guarantee that such agreements will continue to be renewed indefinitely. For example, from time to time, license agreements with certain rights holders and/or their agents may expire while Anghami negotiates their renewals and, per industry custom and practice, it may enter into brief (for example, month-, week-, or even days-long) extensions of those agreements and/or continue to operate as if the license agreement had been extended, including by Anghami continuing to make music available. During these periods, Anghami may not have assurance of long-term access to such rights holders’ content, which could have a material adverse effect on its business and could lead to potential copyright infringement claims. It also is possible that such agreements will never be renewed at all. The lack of renewal, or termination, of one or more of Anghami’s license agreements, or the renewal of a license agreement on less favorable terms, also could have a material adverse effect on its business, financial condition, and results of operations.

Anghami is a party to many license agreements which are complex and impose numerous obligations upon it which may make it difficult to operate its business, and a breach of such agreements could adversely affect Anghami’s business, operating results, and financial condition.

Anghami’s license agreements are primarily complex and impose numerous obligations on it, including obligations to, among other things:

•        meet certain user and conversion targets in order to secure certain licenses and royalty rates;

•        calculate and make payments based on complex royalty structures, which requires tracking usage of content on Anghami’s service that may have inaccurate or incomplete metadata necessary for such calculation;

•        provide periodic reports on the exploitation of the content in specified formats;

•        represent that Anghami will obtain all necessary publishing licenses and consents and pay all associated fees, royalties, and other amounts due for the licensing of musical compositions;

•        provide advertising inventory;

•        comply with certain marketing and advertising restrictions; and

•        comply with certain security and technical specifications.

Some of Anghami’s license agreements grant the licensor the right to audit its compliance with the terms and conditions of such agreements. Some of the license agreements also include so-called “most favored nations” provisions which require that certain terms (including potentially the material terms) of such agreements are no less favorable than those provided to any similarly situated licensor. If triggered, these most favored nations provisions could cause Anghami’s payments or other obligations under those agreements to escalate substantially. Additionally, some license agreements require consent to undertake certain business initiatives and without such consent, Anghami’s ability to undertake new business initiatives may be limited and in turn could hurt its competitive position.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

If Anghami materially breaches any of these obligations or any other obligations set forth in any of the license agreements, or if Anghami uses content in ways that are found to exceed the scope of such agreements, it could be subject to monetary penalties and its rights under such license agreements could be terminated, either of which could have a material adverse effect on Anghami’s business, operating results, and financial condition.

Anghami has no control over the providers of its content, and its business may be adversely affected if the access to music is limited or delayed. The concentration of control of content by Anghami’s major providers means that even one entity, or a small number of entities working together, may unilaterally affect its access to music and other content.

Anghami relies on music rights holders, over whom it has no control, for the content it makes available on Anghami’s service. Anghami cannot guarantee that these parties will always choose to license to it. The music industry has a high level of concentration, which means that one or a small number of entities may, on their own, take actions that adversely affect Anghami’s business. For example, with respect to sound recordings, the music licensed to Anghami under its agreements with Universal Music Group, Sony Music Entertainment, and Warner Music Group, makes up the majority of music consumed on Anghami’s service. For the year ended December 31, 2020, this content accounted for approximately 39.24% of streams.

Anghami’s business may be adversely affected if its access to music is limited or delayed because of deterioration in its relationships with one or more of these rights holders or if they choose not to license to Anghami for any other reason. Rights holders also may attempt to take advantage of their market power to seek onerous financial terms from Anghami, which could have a material adverse effect on its financial condition and results of operations. In 2019, Rotana Audio and Video (“Rotana”) terminated their license agreement. Anghami initiated an arbitration proceeding at the Commercial Courts in Beirut against Rotana for breach of the provisions of the license agreement. In October 2019, Rotana filed a suit against Anghami before Beirut First Instance Court, claiming that Anghami has been illegally distributing content owned by Rotana without a license. Rotana also initiated a legal claim against Anghami before the Cyber Crime Bureau in September 2020, alleging that Anghami kept some content owned by Rotana without a license. See the section entitled “Information about Anghami — Legal Proceedings” for more details. To the extent that these litigations with Rotana result in material damages, fines, or losses it could have a materially negative impact on Anghami’s business, results of operations, and financial condition.

Even if Anghami is able to secure rights to sound recordings from record labels and other copyright owners, artists and/or artist groups may object and may exert public or private pressure on third parties to discontinue licensing rights to Anghami, hold back content from it, or increase royalty rates. As a result, Anghami’s ability to continue to license rights to sound recordings is subject to convincing a broad range of stakeholders of the value and quality of Anghami’s service.

To the extent that Anghami is unable to license a large amount of content or the content of certain popular artists, its business, operating results, and financial condition could be materially adversely affected.

Anghami’s royalty payment arrangements are complex, and it is difficult to estimate the amount payable under license agreements.

Under Anghami’s license agreements, Anghami has to pay a royalty to record labels, music publishers, and other copyright owners in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the revenue generated, the type of content streamed and the country in which it is streamed, the service tier such content is streamed on, identification of the appropriate license holder, size of user base, ratio of Ad-Supported Free service users to Premium service users, and any applicable advertising fees, app stores and telecom operators fees and discounts, among other variables. Additionally, for new licensing agreements, Anghami has certain arrangements because of which royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is estimated when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amount. Additionally, Anghami also has license agreements that include so-called “most favored nations” provisions that require that the material terms of such agreements are the most favorable material terms provided to any music licensor, which, if triggered, could cause Anghami’s royalty payments under those agreements to escalate substantially. An accrual and expense is recognized when it is probable that Anghami will make additional royalty payments under these terms.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Determining royalty payments is complex. As a result, Anghami may underpay or overpay the royalty amounts payable to record labels, music publishers, and other copyright owners. Underpayment could result in (i) litigation or other disputes with record labels, music publishers, and other copyright owners, (ii) the unexpected payment of additional royalties in material amounts, and (iii) damage to business relationships with record labels, music publishers, other copyright owners, and artists and/or artist groups. If Anghami overpays royalties, it may be unable to reclaim such overpayments, and its profits will suffer. Failure to accurately pay royalties may adversely affect Anghami’s business, operating results, and financial condition.

Minimum guarantees required under certain of Anghami’s license agreements for sound recordings and underlying musical compositions may limit Anghami’s operations and may adversely affect its business, operating results, and financial condition.

Certain of Anghami’s license agreements for sound recordings and musical compositions (both for mechanical rights and public performance rights) contain minimum guarantees and/or require that Anghami make minimum guarantee payments. As of December 31, 2020, Anghami has estimated future minimum guarantee commitments of $8,075,000. Such minimum guarantees related to content acquisition costs are not always tied to Anghami’s number of users, Premium service users, or the number of sound recordings and musical compositions used on Anghami’s service. Accordingly, Anghami’s ability to achieve and sustain profitability and operating leverage on its service depends, in part, on its ability to increase revenue through increased sales of Premium service and advertising sales on terms that maintain an adequate gross margin. The duration of license agreements that contain minimum guarantees is typically between one and two years, but Premium service users may cancel their subscriptions at any time. If Anghami’s forecasts of Premium service user acquisition do not meet its expectations or the number or advertising sales decline significantly during the term of the license agreements, Anghami’s margins may be materially and adversely affected. To the extent Premium service revenue growth or advertising sales do not meet Anghami’s expectations, Anghami’s business, operating results, and financial condition also could be adversely affected as a result of such minimum guarantees. In addition, the fixed cost nature of these minimum guarantees may limit Anghami’s flexibility in planning for, or reacting to, changes in its business and the market segments in which it operates.

Anghami relies on estimates of the market share of licensable content controlled by each content provider, as well as its own user growth and forecasted advertising revenue, to forecast whether such minimum guarantees could be recouped against Anghami’s actual content acquisition costs incurred over the duration of the license agreement. To the extent that these revenue and/or market share estimates underperform relative to Anghami’s expectations, leading to content acquisition costs that do not exceed such minimum guarantees, its margins may be materially and adversely affected.

Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on Anghami’s service and the ownership thereof may impact Anghami’s ability to perform its obligations under its licenses, affect the size of its catalog, impact its ability to control content acquisition costs, and lead to potential copyright infringement claims.

Comprehensive and accurate ownership information for the musical compositions embodied in sound recordings is often unavailable to Anghami or difficult or, in some cases, impossible for it to obtain, often times because it is withheld by the owners or administrators of such rights. Anghami currently relies on the assistance of third parties to determine this information. If the information provided to Anghami or obtained by such third parties does not comprehensively or accurately identify the ownership of musical compositions, or if Anghami is unable to determine which musical compositions correspond to specific sound recordings, it may be difficult or impossible to identify the appropriate rights holders to whom to pay royalties. This may make it difficult to comply with the obligations of any agreements with those rights holders.

These challenges, and others concerning the licensing of musical compositions embodied in sound recordings on Anghami’s service, may subject Anghami to significant liability for copyright infringement, breach of contract, or other claims. See the section entitled “Information about Anghami — Legal Proceedings.”

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

If Anghami’s security systems are breached, it may face civil liability, and public perception of its security measures could be diminished, either of which would negatively affect Anghami’s ability to attract and retain Premium service users, Ad-Supported Free service users, advertisers, content providers, and other business partners.

Techniques used to gain unauthorized access to data and software are constantly evolving, and Anghami may be unable to anticipate or prevent unauthorized access to data pertaining to its users, including credit card and debit card information and other personal data about its users, business partners, and employees. Like all internet services, Anghami’s service, which is supported by its own systems and those of third parties that Anghami works with, is vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks and similar disruptions from unauthorized use of its and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access to personal data. Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in the music subscription industry, and may occur on Anghami’s systems in the future. Because of Anghami’s prominence, Anghami believes that it is a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of Anghami’s products and technical infrastructure to the satisfaction of its users may harm Anghami’s reputation and ability to retain existing users and attract new users. Although Anghami has developed systems and processes that are designed to protect its data and user data, to prevent data loss, to disable undesirable accounts and activities on the platform, and to prevent or detect security breaches, Anghami such measures may not provide absolute security, may fail, or may fail to stop such data loss or activities, and it may incur significant costs in protecting against or remediating cyber-attacks.

Any failure, or perceived failure, by Anghami to maintain the security of data relating to its users, to comply with its posted privacy policy, laws and regulations, rules of self-regulatory organizations, industry standards, and contractual provisions to which Anghami may be bound, could result in the loss of confidence in Anghami, or result in actions against it by governmental entities or others, all of which could result in litigation and financial losses, and could potentially cause Anghami to lose users, advertisers, and revenues.

Assertions by third parties of infringement or other violation by Anghami of their intellectual property rights could harm Anghami’s business, operating results, and financial condition.

Third parties have asserted, and may in the future assert, that Anghami has infringed, misappropriated, or otherwise violated their copyrights, patents, and other intellectual property rights, and as Anghami faces increasing competition, the possibility of intellectual property rights claims against it grows. In October 2019, Rotana filed a case against Anghami, alleging that Anghami has been illegally distributing content owned by Rotana without a license. See the section entitled “Information About Anghami — Legal Proceedings.”

Anghami’s ability to provide its service is dependent upon its ability to license intellectual property rights to sound recordings and the musical compositions embodied therein, as well as related content such as album cover art and artist images. Various laws and regulations govern the copyright and other intellectual property rights associated with sound recordings and musical compositions. Existing laws and regulations are evolving and subject to different interpretations, and various legislative or regulatory bodies may expand current or enact new laws or regulations. It may be the case that a third party asserts that it is infringing or violating a third-party intellectual property right, or it may be the case that Anghami may do so in the future. See the section entitled “Risk Factors — Risks Related to Anghami’s Business and Industry — Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on Anghami’s service and the ownership thereof may impact Anghami’s ability to perform its obligations under its licenses, affect the size of its catalog, impact its ability to control content acquisition costs, and lead to potential copyright infringement claims.”

In addition, music, internet, technology, and media companies are frequently subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Many companies in these industries, including many of Anghami’s competitors, have substantially larger patent and intellectual property portfolios than Anghami does, which could make it a target for litigation as it may not be able to assert counterclaims against parties that sue for patent, or other intellectual property infringement. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert claims in order to extract value from technology companies. Further, from time to time Anghami may introduce new

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

products and services, including in territories where it currently does not have an offering, which could increase its exposure to patent and other intellectual property claims from competitors and non-practicing entities. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm Anghami’s business, operating results, and financial condition. If Anghami is forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in its favor, Anghami may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require Anghami to pay significant damages, which may be even greater if it is found to have willfully infringed upon a party’s intellectual property; cease exploiting copyrighted content that it has previously had the ability to exploit; cease using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign its solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; indemnify its partners and other third parties; and/or take other actions that may have material effects on its business, operating results, and financial condition.

Additionally, Anghami relies on software programmers to design proprietary technologies, and it regularly contributes software source code under “open source” licenses and have made technology it has developed available under open source licenses. Anghami does not exercise complete control over the development efforts of its programmers, and it cannot be certain that its programmers have not used software that is subject to licenses that would require it to disclose code and/or innovations in its products or that they will not do so in the future. In the event that portions of Anghami’s proprietary technology are determined to be subject to licenses that require it to publicly release the affected portions of its source code, re-engineer a portion of its technologies, or otherwise be limited in the licensing of its technologies, Anghami may be forced to do so, each of which could materially harm its business, operating results, and financial condition.

Finally, some of the content offered on Anghami’s service is generated by its users or other content creators, subjecting Anghami to heightened risk of claims of intellectual property infringement by third-parties if such users and content creators do not obtain the appropriate authorizations from rights holders.

Failure to transfer the ownership of Anghami’s subsidiary in Egypt from certain employees may adversely affect its business, operating results, and financial condition.

Anghami for Digital Content, a joint-stock company registered in Egypt (“ADC”), was established in March 2017 by Anghami, with Walid Mansour, Edgard Jean Maroun and Elias Nabil Habib (each a current director of Anghami) as shareholders. However, following incorporation, the shareholders were not permitted to be holders of such securities by the Egyptian regulatory authorities, pending adequate security clearance. Anghami transferred the ownership of ADC to three employees of ADC instead, and each of these employees executed an acknowledgment stating that the shares are owned by Anghami, and an undertaking to remit the shares and transfer the ownership upon first demand by Anghami free of charge, waiving any rights in relation to the shares. Anghami is currently in the process of transferring the ownership of ADC to Anghami FZ LLC (a wholly owned subsidiary of Anghami), Hossam El Gamal and Emad Tayel with the Egyptian regulatory authorities. ADC accounted for 13.4% of Anghami’s revenue for the year ended December 31, 2020. However, Anghami may not be able to transfer ADC’s ownership promptly, or at all. If Anghami is unable to transfer such ownership, it intends to continue with the current circumstance, transferring ownership when necessary to other employees under similar agreements. If that is not possible or if the employees assert ownership over such shares in any capacity or purport to transfer ownership to another party other than at Anghami’s direction, Anghami may have to expend significant time and financial resources to support and secure its ownership of ADC. Accordingly, Anghami’s business, operating results, and financial condition may be adversely affected if it is unable to transfer the ownership of ADC.

Failure to protect Anghami’s intellectual property could substantially harm its business, operating results, and financial condition.

The success of Anghami’s business depends on its ability to protect and enforce its patents, trade secrets, trademarks, copyrights, and all of its other intellectual property rights, including intellectual property rights underlying Anghami’s service. Anghami attempts to protect its intellectual property under patent, trade secret, trademark, and copyright laws through a combination of employee, third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods, which provide only limited protection. Despite

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Anghami’s efforts to protect its intellectual property rights and trade secrets, unauthorized parties may attempt to copy aspects of its song recommendation technology or other technology, or obtain and use its trade secrets and other confidential information. Moreover, policing Anghami’s intellectual property rights is difficult and time consuming.

Anghami has filed, and may in the future file, patent applications on certain of its innovations. It is possible, however, that these innovations may not be patentable. In addition, given the cost, effort, risks, and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, Anghami may choose not to seek patent protection for some innovations. Furthermore, Anghami’s patent applications may not issue as granted patents, the scope of the protection gained may be insufficient or an issued patent may be deemed invalid or unenforceable. Further, Anghami cannot guarantee that any of its present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned. Neither can Anghami guarantee that its intellectual property rights will provide competitive advantages to it. Anghami’s ability to assert its intellectual property rights against potential competitors or to settle current or future disputes could be limited by its relationships with third parties, and any of its pending or future patent applications may not have the scope of coverage originally sought. Anghami cannot guarantee that its intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak. Anghami could lose both the ability to assert its intellectual property rights against, or to license its technology to, others and the ability to collect royalties or other payments.

Anghami currently owns the www.anghami.com internet domain name and various other related domain names. Internet regulatory bodies generally regulate domain names. If Anghami loses the ability to use a domain name in a particular country, it would be forced either to incur significant additional expenses to market Anghami’s service within that country or, in extreme cases, to elect not to offer Anghami’s service in that country. Either result could harm its business, operating results, and financial condition. Regulatory bodies could also establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, Anghami may not be able to acquire or maintain the domain names that utilize its brand names in the countries in which it may conduct business in the future.

Anghami has initiated, and may in the future initiate, litigation or proceedings before governmental authorities and administrative bodies, to enforce Anghami’s intellectual property rights, to protect its patent rights, trademarks, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. Anghami’s efforts to enforce or protect its proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm its operating results. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect Anghami’s ability to protect and enforce its patents and other intellectual property.

Anghami’s user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect its reputation and business.

Anghami regularly reviews key metrics related to the operation of its business, including, but not limited to, active users, Premium subscribers and conversion, Premium average revenue per user, unit economics and EBITDA, Premium user churn rate, Arabic content and originals content creation to evaluate growth trends, measure performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. These numbers were not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC, or the applicable guidelines for the preparation and presentation of financial statements. While these numbers are based on what Anghami believes to be reasonable estimates of its user base for the applicable period of measurement, there are inherent challenges in measuring how Anghami’s service is used across large populations globally. For example, Anghami believes that there are individuals who have multiple Anghami accounts, which can result in an overstatement of active users. Errors or inaccuracies in metrics or data could result in incorrect business decisions and inefficiencies.

In addition, advertisers generally rely on third-party measurement services to calculate Anghami’s metrics, and these third-party measurement services may not reflect its true audience. Some of Anghami’s demographic data also may be incomplete or inaccurate because users self-report their names and dates of birth. If advertisers, partners, or investors do not perceive Anghami’s user, geographic, or other demographic metrics to be accurate representations of its user base, or if Anghami discovers material inaccuracies in its user, geographic, or other demographic metrics, its

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

reputation may be seriously harmed. See the sections entitled “Risk Factors — Risks Related to Anghami’s Business and Industry — Anghami relies on advertising revenue from its Ad-Supported Free service, and any failure to convince advertisers of the benefits of its Ad-Supported Free service in the future could harm its business, operating results, and financial condition,” “— Anghami is at risk of artificial manipulation of stream counts and failure to effectively manage and remediate such fraudulent streams could have an adverse impact on its business, operating results, and financial condition,” and “— Anghami is at risk of attempts at unauthorized access to its service and failure to effectively prevent and remediate such attempts could have an adverse impact on its business, operating results, and financial condition.”

Anghami is at risk of attempts at unauthorized access to its service and failure to effectively prevent and remediate such attempts could have an adverse impact on its business, operating results, and financial condition.

Anghami is at risk of being impacted by attempts by third parties to manipulate and exploit its software for the purpose of gaining unauthorized access to Anghami’s service. If Anghami has currently failed to successfully detect and address such issues or if in the future Anghami fails to successfully detect and address such issues, it may have artificial effects on key performance indicators, which underlie, among other things, Anghami’s contractual obligations with rights holders and advertisers, as well as harm its relationship with advertisers and rights holders. This may also impact Anghami’s results of operations, particularly with respect to margins on its Ad-Supported Free service segment, by increasing the Ad-Supported cost of revenue without a corresponding increase to its Ad-Supported revenue, and could expose Anghami to claims for damages including, but not limited to, from rights holders, any of which could seriously harm its business. Moreover, once Anghami detects and corrects such unauthorized access and any key performance indicators it affects, investor confidence in the integrity of Anghami’s key performance indicators could be undermined. These could have a material adverse impact on Anghami’s business, operating results, and financial condition.

Anghami is at risk of artificial manipulation of stream counts and failure to effectively manage and remediate such fraudulent streams could have an adverse impact on its business, operating results, and financial condition.

Anghami has in the past been, and continues to be, impacted by attempts by third parties to artificially manipulate stream counts. Such attempts may, for example, be designed to generate revenue for rights holders or to influence placement of content on Anghami-created playlists or industry music charts. These potentially fraudulent streams also may involve the creation of non-bona fide user accounts or artists. Anghami uses a combination of algorithms and manual review by employees to detect fraudulent streams. However, it may not be successful in detecting, removing, and addressing all fraudulent streams (and any related user accounts). If Anghami fails to successfully detect, remove, and address fraudulent streams and associated user accounts, it may result in the manipulation of its data, including the key performance indicators which underlie, among other things, its contractual obligations with rights holders and advertisers (which could expose Anghami to the risk of litigation), as well as harm its relationships with advertisers and rights holders. In addition, once Anghami detects, corrects, and discloses fraudulent streams and associated user accounts and the key performance indicators they affect, investor confidence in the integrity of its key performance indicators could be undermined. These could have a material adverse impact on Anghami’s business, operating results, and financial condition.

If Anghami fails to develop and maintain an effective system of internal controls covering financial reporting, Anghami and Pubco may be unable to accurately or timely report its financial results or prevent fraud, and investor confidence and the market price of Pubco’s shares may be materially and adversely impacted.

Effective internal controls over financial reporting are necessary for Anghami and Pubco to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Prior to the Business Combination, Anghami was a private company with limited accounting personnel and limited resources with which to address internal controls over financial reporting. In connection with the audit of its consolidated financial statements for the years ended December 31, 2019 and 2020, Anghami and its independent registered public accounting firm identified certain material weaknesses in its internal controls over financial reporting.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal controls covering financial reporting, such that there is a reasonable possibility that a material misstatement of the financial statements will not be detected or prevented on a timely basis.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

The material weaknesses identified were:

•        Anghami did not have sufficient skilled personnel with requisite IFRS reporting knowledge and experience;

•        Anghami did not have sufficient entity level controls and sufficiently designed internal controls and financial reporting policies and procedures including segregation of duties that are commensurate with IFRS reporting requirements; and

•        Anghami did not have sufficient effective controls over prospective financial information used in the Anghami’s going concern assessment.

These material weaknesses, if not remedied in a timely manner, may lead to material misstatements in Pubco’s future consolidated financial statements.

Anghami was neither historically required to perform an evaluation of internal controls covering financial reporting as of December 31, 2019 or December 31, 2020 in accordance with the provisions of the Sarbanes-Oxley Act as it was a private company, nor did Anghami undertake a comprehensive assessment of its internal controls for purposes of identifying and reporting material weaknesses and other control deficiencies. Had Anghami performed a formal assessment of its internal controls over financial reporting or had its independent registered public accounting firm performed an audit of Anghami’s internal controls over financial reporting, additional deficiencies may have been identified.

As a public company, Pubco will be required to maintain internal control over financial reporting, including adequate disclosure controls and procedures, and to report any material weaknesses in those internal controls, subject to any exemptions that it avails itself of under the JOBS Act (including the requirement to provide an auditor’s attestation report under Section 404(b) of the Sarbanes-Oxley Act). For example, Pubco will be required to perform system and process evaluation and testing of its internal control over financial reporting to allow its management to report on the effectiveness of its internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If Anghami and Pubco are unable to successfully remediate the identified material weaknesses, if Anghami or Pubco discovers additional material weaknesses or if Anghami or Pubco is otherwise unable to report financial statements accurately or in a timely manner, Pubco would be required to continue disclosing such material weaknesses in future filings with the SEC, which could adversely affect its business, investor confidence in the company and the market price of its ordinary shares and could subject Pubco to litigation or regulatory enforcement actions. As a result, shareholders could lose confidence in Pubco’s financial and other public reporting, which would harm its business and the market value of its ordinary shares.

Pubco’s management and accounting teams will consist primarily of the existing management and accounting teams of Anghami. Following the identification of the material weaknesses, Anghami has begun taking measures, and Pubco will continue to take measures, to remediate these control deficiencies. See the section entitled “Anghami Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Controls over Financial Reporting.” However, the implementation of these measures may not fully address the material weaknesses in Anghami’s internal controls covering financial reporting, and Anghami cannot conclude that they have been fully remediated. Anghami and Pubco’s failure to correct the material weaknesses or their failure to discover and address any other deficiencies could result in inaccuracies in Pubco’s financial statements and impair its ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. At the time of this proxy statement/prospectus, such material weaknesses have not been remediated.

Anghami is subject to a variety of laws around the world. Government regulation of the internet is evolving and any changes in government regulations relating to the internet or other areas of Anghami’s business or other unfavorable developments may adversely affect its business, operating results, and financial condition.

Anghami is an international company with offices and/or operations in 16 countries and territories around the world. As a result of this organizational structure and the scope of Anghami’s operations, Anghami is subject to a variety of laws in different countries. The scope and interpretation of the laws that are or may be applicable to it are often uncertain and may be conflicting, additionally, as Anghami’s business grows and evolves, it will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to Anghami’s business and the new laws to which it may become subject.

Anghami is subject to general business regulations and laws, as well as regulations and laws specific to the internet. Such laws and regulations include, but are not limited to, labor, advertising and marketing, real estate, taxation, user privacy, data collection and protection, intellectual property, anti-corruption, anti-money laundering, foreign

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

exchange controls, antitrust and competition, electronic contracts, telecommunications, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protections, broadband internet access, and content restrictions. Anghami cannot guarantee that it has been or will be fully compliant in every jurisdiction in which it is subject to regulation, as existing laws and regulations are constantly changing. The adoption or modification of laws or regulations relating to the internet or other areas of Anghami’s business could limit or otherwise adversely affect the manner in which it currently conducts business. Further, compliance with laws, regulations, and other requirements imposed upon Anghami’s business may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Moreover, as internet commerce continues to evolve, increasing regulation by international regulators becomes more likely and may lead to more stringent consumer protection laws, which may impose additional burdens on Anghami. The adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet, including laws limiting internet neutrality, could decrease user demand for Anghami’s service and increase its cost of doing business. Future regulations, or changes in laws and regulations or their existing interpretations or applications, also could hinder its operational flexibility, raise compliance costs, and result in additional historical or future liabilities, resulting in material adverse impacts on Anghami’s business, operating results, and financial condition.

Anghami depends on highly skilled key personnel to operate its business, and if it is unable to attract, retain, and motivate qualified personnel, Anghami’s ability to develop and successfully grow its business could be harmed.

Anghami believes that its future success is highly dependent on the talents and contributions of its senior management, Edgard Maroun, its Chief Executive Officer, and Elias Habib, its Chief Technical Officer, members of its executive team, and other key employees, such as key engineering, finance, research and development, marketing, and sales personnel. Anghami’s future success depends on its continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. Certain members of Anghami’s senior management, are free to terminate their employment relationship at any time, and their knowledge of Anghami’s business and industry may be difficult to replace. Qualified individuals are in high demand, particularly in the digital media industry, and Anghami may incur significant costs to attract them. If Anghami is unable to attract and retain senior management and key employees, it may not be able to achieve its strategic objectives, and its business could be harmed.

Streaming depends on effectively working with third-party platforms, operating systems, online platforms, hardware, networks, regulations, and standards that Anghami does not control. Changes in Anghami’s service or those operating systems, hardware, networks, regulations, or standards, and Anghami’s limitations on its ability to access those platforms, operating systems, hardware, or networks may seriously harm its business.

Anghami’s service requires high-bandwidth data capabilities and if the costs of data usage increase or access to data networks is limited, its business may be seriously harmed. Additionally, to deliver high-quality audio, video, and other content over networks, Anghami’s services must work well with a range of technologies, systems, networks, regulations, and standards that it does not control.

Anghami also relies on a variety of operating systems, online platforms, hardware, and networks to reach its customers. These platforms range from desktop and mobile operating systems and application stores to wearables and intelligent voice assistants. The owners or operators of these platforms may not share Anghami’s interests and may restrict its access to them or place conditions on access that would materially affect Anghami’s ability to access those platforms. In particular, where the owner of a platform also is Anghami’s direct competitor, the platform may attempt to use this position to affect Anghami’s access to customers and ability to compete. Online platforms also may unilaterally impose certain requirements that negatively affect Anghami’s ability to convert users to the Premium service, such as conditions that limit its freedom to communicate promotions and offers to the users. Similarly, online platforms may force Anghami to use the platform’s payment processing systems which may be inferior to and more costly than other payment processing services available in the market. Online platforms frequently change the rules and requirements for services like Anghami’s to access the platform, and such changes may adversely affect the success or desirability of Anghami’s service. Online platforms may limit Anghami’s access to information about customers, limiting its ability to convert and retain them. Online platforms also may deny access to application programming interfaces (“API”) or documentation, limiting functionality of Anghami’s service on the platform. There can be no assurance that Anghami will be able to comply with the requirements of those operating systems, online platforms, hardware, networks, regulations, and standards on which Anghami’s service depends, and failure to do so could result in serious harm to its business.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Anghami faces and will continue to face competition for Ad-Supported Free service users, Premium service users, and user listening time.

Anghami competes for the time and attention of its users with other content providers on the basis of a number of factors, including quality of experience, relevance, diversity of content, ease of use, price, accessibility, perception of advertising load, brand awareness, and reputation. Anghami competes with providers of on-demand music, which is purchased or available for free and playable on mobile devices and in the home. These forms of media may be purchased, downloaded, and owned such as iTunes audio files, MP3s, or CDs, or accessed from subscription or free online on-demand offerings by music providers or content streams from other online services. Anghami faces increasing competition for users from a growing variety of businesses, including other subscription music services around the world, many of which offer services that are similar to Anghami’s service, that deliver music content over the internet, through mobile phones, and through other wireless devices. Many of Anghami’s current or future competitors are already entrenched or may have significant brand recognition in a particular region or market in which it seeks to penetrate.

Anghami also competes with providers of internet radio both online and through connected mobile devices. These internet radio providers may offer more extensive content libraries than Anghami offers and some may have a broader international offering than Anghami’s. Anghami also competes with terrestrial radio, satellite radio, and online radio. In addition, Anghami also competes for users with providers of social media services both online and through connected mobile devices.

Anghami also believes that companies with a combination of technical expertise, brand recognition, financial resources, and digital media experience also pose a significant threat of developing competing on-demand music distribution technologies. In particular, if known incumbents in the digital media space such as Facebook choose to offer competing services, they may devote greater resources than Anghami has available, have a more accelerated time frame for deployment, and leverage their existing user base and proprietary technologies to provide services that Anghami’s users and advertisers may view as superior. Furthermore, Spotify, YouTube, Amazon Prime, Apple Music, Deezer, Google Play Music, Joox, Pandora, SoundCloud, and others have competing services, which may negatively impact Anghami’s business, operating results, and financial condition. Anghami’s current and future competitors may have higher brand recognition, more established relationships with music and other content licensors and mobile device manufacturers, greater financial, technical, and other resources, more sophisticated technologies, and/or more experience in the markets in which it competes. In addition, Apple and Google also own application store platforms and are charging in-application purchase fees, which are not being levied on their own applications, thus creating a competitive advantage for themselves against Anghami. As the market for on-demand music on the internet and mobile and connected devices increases, new competitors, business models, and solutions are likely to emerge.

Anghami also faces significant competition for users from companies promoting their own digital music content online or through application stores, including several large, well-funded, and seasoned participants in the digital media market. The websites and mobile applications of Anghami’s competitors may rank higher than Anghami’s website and the Anghami mobile application, and Anghami’s application may be difficult to locate in mobile device application stores, which could draw potential users away from its service and toward those of its competitors. In addition, some of the competitors, including Apple, Amazon, and Google, have developed, and are continuing to develop, devices for which their music streaming service is preloaded, creating a visibility advantage. If Anghami is unable to compete successfully for users against other digital media providers by maintaining and increasing its presence and visibility online, on mobile devices, and in application stores, its number of Premium service users and songs streamed on its service may fail to increase or may decline and subscription fees and advertising sales may suffer. See the section entitled “Risk Factors — Risks Related to Anghami’s Business and Industry — If Anghami’s efforts to attract prospective users and to retain existing users are not successful, Anghami’s growth prospects and revenue will be adversely affected.”

Anghami competes for a share of advertisers’ overall marketing budgets with other content providers on a variety of factors including perceived return on investment, effectiveness and relevance of advertising products, pricing structure, and ability to deliver large volumes or precise types of advertisements to targeted user demographic pools. Anghami also competes for advertisers with a range of internet companies, including major internet portals, search engine companies, social media sites, and applications, as well as traditional advertising channels such as terrestrial radio. Failure to compete successfully against its current or future competitors could result in loss of

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

current or potential advertisers, a reduced share of Anghami’s advertisers’ overall marketing budget, loss of existing or potential users, or diminished brand strength, which could adversely affect its pricing and margins, lower revenue, increase research and development and marketing expenses, and prevent Anghami from achieving profitability.

Interruptions, delays or discontinuations in service arising from Anghami’s own systems or from third parties could impair the delivery of its service and harm its business.

Anghami relies on systems housed in its own facilities and upon third parties, including bandwidth providers and third-party “cloud” data storage services, to enable its users to receive Anghami content in a dependable, timely, and efficient manner. Anghami has experienced and may in the future experience periodic service interruptions and delays involving its own systems and those of third parties that it works with. Both Anghami’s own facilities and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They also are subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that Anghami works with, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in Anghami’s service and to unauthorized access to, or alteration of, the content and data contained on its systems and that these third parties store and deliver on its behalf. Any disruption in the services provided by these third parties could materially adversely impact Anghami’s business reputation, customer relations, and operating results.

If Anghami fails to accurately predict, recommend, and play music that its users enjoy, Anghami may fail to retain existing users and attract new users in sufficient numbers to meet investor expectations for growth or to operate its business profitably.

Anghami’s system for predicting user music preferences and selecting music tailored to its users’ individual music tastes is based on advanced data analytics systems and proprietary algorithms. While Anghami has invested, and will continue to invest, significant resources in refining these technologies; however, these investments may not yield an attractive return and such refinements may not be effective. The effectiveness of its ability to predict user music preferences and select music tailored to Anghami’s users’ individual music tastes depends in part on its ability to gather and effectively analyze large amounts of user data. In addition, Anghami’s ability to offer users songs that they have not previously heard and impart a sense of discovery depends on its ability to acquire and appropriately categorize additional songs that will appeal to each users’ diverse and changing tastes. Although Anghami has a large catalog of songs available to stream, it may not be able to effectively identify and analyze additional songs that its users will enjoy. Anghami’s ability to predict and select music content that its users enjoy is critical to its service and failure to make accurate predictions could materially adversely affect its ability to adequately attract and retain users, increase hours spent by users consuming video and audio content on Anghami’s app (“Content Hours”), and sell advertising to meet investor expectations for growth or to operate the business profitably.

If Anghami fails to effectively manage its growth, its business, operating results, and financial condition may suffer.

Anghami’s rapid growth has placed, and will continue to place, significant demands on its management and operational and financial infrastructure. In order to attain and maintain profitability, Anghami will need to recruit, integrate, and retain skilled and experienced personnel who can demonstrate its value proposition to users, advertisers, and business partners and who can increase the monetization of the music streamed on Anghami’s service, particularly on mobile devices. Continued growth also could strain Anghami’s ability to maintain reliable service levels for its users, effectively monetize the music streamed, develop and improve its operational and financial controls, and recruit, train, and retain highly skilled personnel. If Anghami’s systems do not evolve to meet the increased demands placed on it by an increasing number of advertisers, it also may be unable to meet obligations under advertising agreements with respect to the delivery of advertising or other performance obligations. As Anghami operations grow in size, scope, and complexity, Anghami will need to improve and upgrade its systems and infrastructure, which will require significant expenditures and allocation of valuable technical and management resources. If Anghami fails to maintain efficiency and allocate limited resources effectively in its organization as it grows, its business, operating results, and financial condition may suffer.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Anghami’s ability to increase the number of users will depend in part on its ability to distribute Anghami’s service, which may be affected by third-party interference beyond its control.

The use of Anghami’s service depends on the ability of its users to access the internet, Anghami’s website, and the Anghami app. Enterprises or professional organizations, including governmental agencies, could block access to the internet, Anghami’s website, and the Anghami application for a number of reasons such as security or confidentiality concerns or regulatory reasons that could adversely impact Anghami’s user base.

Additionally, Anghami distributes its application via smartphone and tablet application download stores managed by Amazon, Apple, Google, and Microsoft, among others. Certain of these companies are now, and others may in the future become, competitors of Anghami, and could stop allowing or supporting access to Anghami’s service through their products, could allow access for Anghami only at an unsustainable cost, or could make changes to the terms of access in order to make Anghami’s service less desirable or harder to access, for competitive reasons.

Anghami relies on advertising revenue from its Ad-Supported Free service, and any failure to convince advertisers of the benefits of the Ad-Supported Free service in the future could harm its business, operating results, and financial condition.

Anghami’s ability to attract and retain advertisers, and ultimately to generate advertising revenue, depends on a number of factors, including:

•        increasing the number of hours Ad-Supported Free service users spend listening to music or otherwise engaging with content;

•        increasing the number of Ad-Supported Free service users;

•        keeping up with advancements in technology;

•        competing effectively for advertising dollars from other online and mobile music streaming and media companies;

•        maintaining and growing relationships with marketers, agencies, and other demand sources who purchase advertising inventory from Anghami; and

•        continuing to develop and diversify Anghami’s advertisement platform, which currently includes delivery of advertising products through multiple delivery channels, including traditional computers, mobile, and other connected devices.

Anghami may not succeed in capturing a greater share of its advertisers’ core marketing budgets, particularly if it is unable to achieve the scale, reach, products, and market penetration necessary to demonstrate the effectiveness of its advertising solutions, or if its advertising model proves ineffective or not competitive when compared to other alternatives and platforms through which advertisers choose to invest their budgets. Failure to grow the Ad-Supported Free service user base and to effectively demonstrate the value of Anghami’s Ad-Supported Free service to advertisers could result in loss of, or reduced spending by, existing or potential future advertisers, which would materially harm Anghami’s business, operating results, and financial condition.

Negative media coverage could adversely affect Anghami’s business.

Anghami receives a high degree of media coverage in the MENA Operating Area. Unfavorable publicity regarding, for example, payments to music labels, publishers, artists, and other copyright owners, Anghami’s privacy practices, terms of service, service changes, service quality, litigation or regulatory activity, government surveillance, the actions of its advertisers, the actions of its developers whose services are integrated with Anghami’s service, the use of Anghami’s service for illicit, objectionable, or illegal ends, the actions of any users, the quality and integrity of content shared on Anghami’s service, or the actions of other companies that provide similar services to it, could materially adversely affect Anghami’s reputation. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of Anghami’s user base and result in decreased revenue, which would materially adversely affect its business, operating results, and financial condition.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Anghami’s business depends on a strong brand, and any failure to maintain, protect, and enhance the brand would hurt its ability to retain or expand its base of Ad-Supported Free service users, Premium service users, and advertisers.

Anghami has developed a strong brand that it believes has contributed significantly to the success of its business. Maintaining, protecting, and enhancing the “Anghami” brand is critical to expanding Anghami’s base of Ad-Supported Free service users, Premium service users, and advertisers, and will depend largely on its ability to continue to develop and provide an innovative and high-quality experience for its users and to attract advertisers, content owners, mobile device manufacturers, and other consumer electronic product manufacturers to work with it, which it may not do successfully. If Anghami does not successfully maintain a strong brand, its business could be harmed.

Anghami’s brand may be impaired by a number of other factors, including any failure to keep pace with technological advances on its platform or with its service, slower load times for its service, a decline in the quality or quantity of the content available, a failure to protect intellectual property rights, or any alleged violations of law, regulations, or public policy. Additionally, the actions of Anghami’s developers, advertisers, and content partners may affect its brand if users do not have a positive experience using third-party applications or websites integrated with Anghami or that make use of Anghami’s content.

Anghami’s trademarks, trade dress, and other designations of origin are important elements of its brand. Anghami has registered “Anghami” and other marks as trademarks in New York, UK, Switzerland, UAE, Saudi Arabia, Lebanon, Egypt, Jordan, and certain other jurisdictions. Nevertheless, competitors or other companies may adopt marks similar to Anghami, or use its marks and confusingly similar terms as keywords in internet search engine advertising programs, thereby impeding Anghami’s ability to build brand identity and possibly leading to confusion among its users. For instance, Anghami has filed a lawsuit against the Ministry of Commerce of Saudi Arabia for incorrectly registering the mark “Anghami” on behalf of another company in Saudi Arabia. See the section entitled “Information About Anghami — Legal Proceedings.” Anghami may also face opposition from third parties to its applications to register key trademarks in foreign jurisdictions in which it has expanded or may expand its presence. If Anghami is unsuccessful in defending against these oppositions, its trademark applications may be denied. Whether or not Anghami’s trademark applications are denied, third parties may claim that Anghami’s trademarks infringe upon their rights. As a result, Anghami could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of its brand in those or other jurisdictions. Doing so could harm Anghami’s brand or brand recognition and adversely affect its business, financial condition, and results of operation.

Various regulations related to privacy and data security concerns pose the threat of lawsuits and other liability, require Anghami to expend significant resources, and may harm its business, operating results, and financial condition.

Anghami collects and uses personal and other information from and about its users as they interact with Anghami’s Service. Various laws and regulations govern the collection, use, retention, sharing, and security of the data Anghami receives from and about its users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users or devices with data collected through the internet, and Anghami expects such scrutiny to continue to increase. Alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose Anghami to potential liability and may require it to expend significant resources in responding to and defending such allegations and claims. Claims or allegations that Anghami has violated laws and regulations relating to privacy and data security could in the future result in negative publicity and a loss of confidence by its users and partners. Such claims or allegations also may subject Anghami to fines, including by data protection authorities and credit card companies, and could result in the loss of its ability to accept credit and debit card payments.

Additionally, the regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Anghami’s business, including its ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with its current business practices and that require changes to these practices, the design of Anghami’s website, services, features, or its privacy policy. Anghami’s business could be harmed by any significant change to applicable laws, regulations, or industry practices regarding the use of its users’ personal data, for example regarding the manner in which disclosures are made and how the express or implied consent of users for the use of personal

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

data is obtained. Such changes may require Anghami to modify its services and features, possibly in a material manner, and may limit its ability to develop new services and features that make use of the data that users voluntarily share. In addition, some of Anghami’s developers or other partners, such as those that help measure the effectiveness of ads, may receive or store information provided by Anghami or by users through mobile or web applications integrated with Anghami’s service. Anghami provides limited information to such third parties based on the scope of services provided. However, if these third parties or developers fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, Anghami’s data or its users’ data may be improperly accessed, used, or disclosed.

The European Union General Data Protection Regulation (“GDPR”) came into effect on May 25, 2018 and required Anghami to change its privacy and data security practices. The GDPR implemented more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities. The GDPR provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could limit its ability to use and share personal data or could require localized changes to its operating model. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance. These new laws also could cause Anghami’s costs to increase and result in further administrative costs to providing its service.

Anghami may find it necessary or desirable to join self-regulatory bodies or other privacy-related organizations that require compliance with their rules pertaining to privacy and data security. Anghami also may be bound by contractual obligations that limit its ability to collect, use, disclose, share, and leverage user data and to derive economic value from it. New laws, amendments to, or reinterpretations of existing laws, rules of self-regulatory bodies, industry standards, and contractual obligations, as well as changes in its users’ expectations and demands regarding privacy and data security, may limit its ability to collect, use, and disclose, and to leverage and derive economic value from user data. Restrictions on its ability to collect, access and harness user data, or to use or disclose user data or any profiles that Anghami develops using such data, may require Anghami to expend significant resources to adapt to these changes, and would in turn limit its ability to stream personalized music content to its users and offer targeted advertising opportunities to its Ad-Supported Free service users.

In addition, any failure or perceived failure by Anghami to comply with privacy or security laws, policies, legal obligations, industry standards, or any security incident that results in the unauthorized release or transfer of personal data may result in governmental enforcement actions and investigations, including fines and penalties, enforcement orders requiring Anghami to cease processing or operate in a certain way, litigation and/or adverse publicity, including by consumer advocacy groups, and could cause its customers to lose trust in Anghami, which could have an adverse effect on Anghami’s reputation and business. Such failures could have a material adverse effect on Anghami’s financial condition and operations. If the third parties Anghami works with (for example, cloud-based vendors) violate applicable laws or contractual obligations or suffer a security breach, such violations also may put Anghami in breach of its obligations under privacy laws and regulations and/or could in turn have a material adverse effect on its business.

Anghami has incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, self-regulatory bodies, industry standards, and contractual obligations.

Increased regulation of data capture, analysis, and utilization and distribution practices, including self-regulation and industry standards, could increase Anghami’s cost of operation, limit its ability to grow its operations, or otherwise adversely affect its business, operating results, and financial condition.

Anghami is subject to a number of risks related to credit card and debit card payments it accepts.

Anghami accepts some payments through credit and debit card transactions. For credit and debit card payments, Anghami pays interchange and other fees, which may increase over time. An increase in those fees would require Anghami to either increase the prices it charges for the Premium service, which could cause us to lose Premium service users and subscription revenue, or suffer an increase in costs without a corresponding increase in the price, either of which could harm its business, operating results, and financial condition.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

If Anghami or any of its service providers for payment processing services have problems with the billing software, or the billing software malfunctions, it could have a material adverse effect on Anghami’s user satisfaction and could cause one or more of the major credit card companies to disallow its continued use of their payment products. In addition, if Anghami’s billing software fails to work properly and, as a result, it does not automatically charge its Premium service user’s credit cards on a timely basis or at all, Anghami’s business, financial condition, and results of operations could be materially adversely affected.

Anghami is also are subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for Anghami to comply. Additionally, if Anghami fails to adequately control fraudulent credit card transactions, it may face civil liability, diminished public perception of its security measures, and significantly higher credit card-related costs, each of which could adversely affect its business, financial condition, and results of operations. If Anghami is unable to maintain its chargeback rate or refund rates at acceptable levels, credit card and debit card companies may increase transaction fees or terminate their relationships with it, which would adversely affect its results of operations. The termination of Anghami’s ability to process payments on any major credit or debit card would significantly impair its ability to operate the business.

Anghami is subject to a number of risks related to other payment solution providers.

Anghami accepts payments through various payment solution providers, such as telco integrated billings and prepaid codes vendors. These payment solution providers provide services to Anghami in exchange for a fee and settlement terms, which may be subject to change, impacting Anghami’s profitability and cash position. Furthermore, Anghami relies on their accurate and timely reports on sales and redemptions. If such accurate and timely reports are not being provided, it will affect the accuracy of Anghami’s reports to its licensors, and also affect the accuracy of its financial reporting. In addition, Anghami’s ability to provide subscription service is dependent on the performance of such payment solution providers. If these service providers face technical issues that result in service downtime, Anghami’s ability to generate subscription revenue could be adversely impacted.

Emerging industry trends in digital advertising may pose challenges for Anghami’s ability to forecast or optimize its advertising inventory, which may adversely impact the Ad-Supported Free service revenue.

The digital advertising industry is introducing new ways to measure and price advertising inventory. In the absence of a uniform industry standard, agencies and advertisers have adopted several different measurement methodologies and standards. In addition, measurement services may require technological integrations, which are still being evaluated by the advertising industry without an agreed-upon industry standard metric. As these trends in the industry continue to evolve, Anghami’s advertising revenue may be adversely affected by the availability, accuracy, and utility of the available analytics and measurement technologies as well as its ability to successfully implement and operationalize such technologies and standards.

Further, the digital advertising industry is shifting to data-driven technologies and advertising products, such as automated buying. These data-driven advertising products and automated buying technologies allow publishers and advertisers to use data to target advertising toward specific groups of users who are more likely to be interested in the advertising message delivered to them. These advertising products and programmatic technologies are currently more developed in terms of advertising technology and industry adoption on the web than they are on mobile or on other software applications, and may not integrate with Anghami’s desktop software version of the Ad-Supported Free service. Because the majority of Anghami’s Ad-Supported Free service user hours occur on mobile devices, if Anghami is unable to deploy effective solutions to monetize the mobile device usage by Ad-Supported Free service user base, Anghami’s ability to attract advertising spend, and ultimately advertising revenue, may be adversely affected by this shift.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Anghami’s operating results may fluctuate, which makes its results difficult to predict.

Anghami’s revenue and operating results could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside its control. As a result, comparing Anghami’s operating results on a period-to-period basis may not be meaningful. In addition to other risk factors discussed herein, factors that may contribute to the variability of Anghami’s quarterly and annual results include:

•        Anghami’s ability to retain current user base, increase the number of Ad-Supported Free service users and Premium service users, and increase users’ time spent streaming content;

•        Anghami’s ability to effectively manage growth;

•        Anghami’s ability to attract and retain existing advertisers and prove that its advertising products are effective enough to justify a pricing structure that is profitable;

•        the effects of increased competition on Anghami’s business;

•        Anghami’s ability to keep pace with changes in technology and competitors;

•        lack of accurate and timely reports and invoices from rights holders and partners;

•        interruptions in service, whether or not Anghami is responsible for such interruptions, and any related impact on its reputation;

•        Anghami’s ability to pursue and appropriately time its entry into new geographic or content markets and, if pursued, its management of this expansion;

•        costs associated with defending any litigation, including intellectual property infringement litigation;

•        the impact of general economic conditions on Anghami’s revenue and expenses; and

•        changes in regulations affecting Anghami’s business.

Seasonal variations in user and marketing behavior also may cause fluctuations in Anghami’s financial results. Anghami expects to experience some effects of seasonal trends in user behavior due to increased internet usage and sales of streaming service subscriptions and devices during holiday periods, such as New Year’s Eve, Eid, and Christmas. Anghami also may experience higher advertising sales during such increased usage periods, and incur greater marketing expenses as it attempts to attract new users and convert Ad-Supported Free service users to Premium service users. In addition, expenditures by advertisers tend to be cyclical and are often discretionary in nature, reflecting overall economic conditions, the economic prospects of specific advertisers or industries, budgeting constraints and buying patterns, and a variety of other factors, many of which are outside Anghami’s control.

Anghami may require additional capital to support business growth and objectives, and this capital might not be available on acceptable terms, if at all.

Anghami intends to continue to make investments to support its business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance existing Anghami service, expand into additional markets around the world, improve infrastructure, or acquire complementary businesses and technologies. Accordingly, Anghami may need to engage, and have engaged, in equity and debt financings to secure additional funds. If Anghami raises additional funds through future issuances of equity or convertible debt securities, its existing shareholders could suffer additional significant dilution, and any new equity securities it issues could have rights, preferences, and privileges superior to those of holders of its common shares. Any debt financing Anghami secures in the future also could contain restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for Anghami to obtain additional capital and pursue business opportunities, including potential acquisitions. Anghami may not be able to obtain additional financing on terms favorable to it, if at all. If Anghami is unable to obtain adequate financing or financing on terms satisfactory to it when required, its ability to continue to support business growth, acquire or retain users, and respond to business challenges could be significantly impaired.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

If Anghami does not receive previously agreed financial incentives from the Abu Dhabi Investment Office, the results of Anghami’s operations could be adversely affected.

Anghami’s headquarters are in Abu Dhabi, the capital of the UAE, at the Abu Dhabi Global Market (“ADGM”). The Abu Dhabi Investment Office (“ADIO”), being the Abu Dhabi government’s investment attraction and development hub, has committed to providing up to approximately AED 60 million (which as of September 13, 2021 would have been approximately $16.5 million) in financial incentives to support the establishment, growth and development of our technology and research and development center in Abu Dhabi. Pursuant to the incentive programme agreement entered into between ADIO and Anghami, dated December 23, 2020, Anghami will be entitled to receive these financial incentives, in the form of rebates, only upon meeting certain performance metrics and conditions. These include, establishing the project plan (which includes setting up the new global headquarters in Abu Dhabi and moving personnel to such office), certain employment commitments and investment commitments. Based on these achievements, Anghami will have to submit quarterly financial reports and ADIO has the right to approve these reports and determine applicable rebates payable for such quarter. If Anghami is unable to meet these performance metrics or conditions in any quarter, or otherwise fails to receive the financial incentive payments, the results of Anghami’s operations could be adversely affected.

If currency exchange rates fluctuate substantially in the future, the results of Anghami’s operations could be adversely affected.

As Anghami continues to expand its international operations, it becomes increasingly exposed to the effects of fluctuations in currency exchange rates. Anghami incurs expenses for employee compensation, rental fees, and other operating expenses in the local currency, and an increasing percentage of its international revenue is from users who pay it in currencies other than U.S. dollars, including the Lebanese Pound, Egyptian Pound, Saudi Riyal, and UAE Dirham. Anghami’s principle foreign currency risk arises from Egyptian and Lebanese Pound denominated transactions. For instance, as at December 31, 2020, Anghami has had to reclass its bank balances in Lebanese Pounds equivalent of $161,525 to other financial assets due to significant devaluation of Lebanese Pounds against U.S. dollar caused by the ongoing political and economic situation in Lebanon. Anghami has also had to drop the value of contract assets denominated in Lebanese pounds resulting in $143,964 in foreign exchange loss during the year ended December 31, 2020. Fluctuations in the exchange rates between the U.S. dollar and other currencies may impact expenses as well as revenue, and consequently have an impact on margin and the reported operating results. This could have a negative impact on Anghami’s reported operating results. To date, Anghami has engaged in limited hedging strategies related to foreign exchange risk stemming from its operations. These strategies may include instruments such as foreign exchange forward contracts and options. However, these strategies should not be expected to fully eliminate the foreign exchange rate risk that Anghami is exposed to.

The ongoing coronavirus (COVID-19) pandemic and the global attempt to contain it may harm Anghami’s industry, business, and results of operations.

The global spread of the coronavirus (COVID-19) and the various attempts to contain it have created significant volatility, uncertainty and economic disruption. In an effort to contain COVID-19 or slow its spread, governments around the world have enacted various measures, some of which have been subsequently rescinded, modified or reinstated, including orders to close all businesses not deemed “essential,” isolate residents to their homes or places of residence, and practice social distancing. Anghami anticipates that these actions and the global health crisis caused by COVID-19, including any resurgences, as well as global impacts of the COVID-19 for instance, on the commodity prices of oil and gas, will continue to negatively impact business activity across the globe, including the MENA Region.

The COVID-19 pandemic had a significant negative impact on Anghami’s business and that of its customers. The direct impact on Anghami’s business, beyond disruptions in normal business operations, was driven by the reduced spending of major advertisers and consumer spending on discretionary items, which in turn adversely affected Anghami’s revenue from both Ad-Supported free service and Premium service. While many of Anghami’s advertisers have increased their advertising budget and there has been an increase in Anghami’s users’ engagement, these are still not at the pre-pandemic level. As a result of the COVID-19 pandemic, artists and other content creators have experienced delays or interruptions in their ability to create and release new content on the platform. The decrease in the amount or quality of content available on Anghami’s platform has adversely affected user engagement and its financial performance. The COVID-19 pandemic also delayed Anghami’s fundraising process to the last quarter of 2020. However, the full extent to which the COVID-19 pandemic and the various responses to it

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

impacts Anghami’s business, operations and financial results will depend on numerous evolving factors that it may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic; the availability and cost to access the capital markets; the effect on Anghami’s users and user demand for and ability to pay for Anghami’s services; and disruptions or restrictions on Anghami’s employees’ ability to work and travel. During the ongoing COVID-19 crisis, Anghami may not be able to provide the same level of customer service and product features that its users are used to which could negatively impact their perception of Anghami’s service resulting in an increase in cancellations. Furthermore, given increased government expenditures associated with their COVID-19 response, Anghami could see increased government obligations which could negatively impact its results of operations. Anghami will continue to actively monitor the issues raised by the COVID-19 pandemic and may take further actions that alter its business operations, as may be required by the authorities, or that it determines are in the best interests of its employees, users, rights holders, and partners.

The impact of worldwide economic conditions may adversely affect Anghami’s business, operating results, and financial condition.

Anghami’s financial performance is subject to worldwide economic conditions and their impact on levels of advertising spending. Expenditures by advertisers generally tend to reflect overall economic conditions, and to the extent that the economy continues to stagnate, reductions in spending by advertisers could have a material adverse impact on Anghami’s business. Historically, economic downturns have resulted in overall reductions in advertising spending. Economic conditions may adversely impact levels of consumer spending, which could adversely impact the number of users who purchase Anghami’s Premium services on its website and mobile application.

Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. To the extent that overall economic conditions reduce spending on discretionary activities, Anghami’s ability to retain current and obtain new Premium service users could be hindered, which could reduce its subscription revenue and negatively impact its business.

Anghami is a multinational company that faces complex taxation regimes in various jurisdictions. Audits, investigations, and tax proceedings could have a material adverse effect on its business, results of operations, and financial condition.

Anghami is subject to income and non-income taxes in numerous jurisdictions. Income tax accounting often involves complex issues, and judgment is required in determining Anghami’s worldwide provision for income taxes and other tax liabilities. Anghami regularly assesses the likely outcomes of these audits in order to determine the appropriateness of its tax reserves as well as tax liabilities going forward. In addition, the application of withholding tax, value added tax, goods and services tax, sales taxes and other non-income taxes is not always clear and Anghami may be subject to tax audits relating to such withholding or non-income taxes. Anghami believes that its tax positions are reasonable and that the tax reserves are adequate to cover any potential liability. However, tax authorities in certain jurisdictions may disagree with Anghami’s position, including the propriety of its related party arm’s length transfer pricing policies and the tax treatment of corresponding expenses and income. If any of these tax authorities were successful in challenging Anghami’s positions, Anghami may be liable for additional income tax and penalties and interest related thereto in excess of any reserves established therefor, which may have a significant impact on its results and operations and future cash flow.

Additionally, changes in tax laws, treaties, or regulations or their interpretation or enforcement are unpredictable. Any of these occurrences could have a material adverse effect on Anghami’s results of operations and financial condition.

The exercise of dissent and appraisal rights by Anghami’s shareholders may adversely affect the Combined Company

The Companies Act of the Cayman Islands provides members of a company a right to dissent from a merger and to demand that such company pay the fair value for their shares, as determined in a judicial proceeding, instead of the merger consideration offered to such members in connection with the merger, if they follow the statutory procedure.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

If Anghami shareholders elect to dissent, a substantial cash payment may be required to be made to such dissenting shareholders that could have an adverse effect on Pubco and Anghami’s financial condition and cash resources once the Business Combination is completed.

Risks Related to Doing Business in Jurisdictions in Which Anghami Operates

Continued hostilities and unrest in the MENA Region or changes in the economic, social and political environment in the MENA Region could have an adverse impact on Anghami’s business.

It is difficult for Anghami to predict the consequences of any political and socio-economic change that may be brought about as a result of the unrest in several countries in the MENA Region, or what the implications of such changes will be on its operations given that legislative, tax and business environments can be altered quickly and dramatically. Accordingly, Anghami’s ability to operate its businesses regularly and its willingness to commit new resources or investments may be affected or disrupted, potentially with corresponding reductions in revenue, more aggressive taxation policies, increases in other expenses, restrictions on repatriating funds and difficulties in recruiting staff. Such risks may have a material adverse effect on Anghami’s business, financial condition, results of operations and/or prospects.

Additionally, as a substantial part of Anghami’s assets and operations are currently located in jurisdictions which are, have been, or could in the future be subject to political, economic and social instability, its operating results were and will be affected by any economic, social and political developments that affect each of the countries in which Anghami operates and, in particular, by the level of economic activity. Economic, social and political instability leads to uncertainty over future economic conditions and policy decisions. Prolonged disruptions of business operations due to any political or social instability could adversely affect Anghami’s business.

Further incidents of political or social instability, terrorism, protests or violence may directly or indirectly affect the economies of the markets in which Anghami operates, which, in turn, could have a material adverse effect on Anghami’s business, prospects, financial condition, cash flows or results of operations.

Anghami is subject to the economic and political conditions of operating in an emerging market and operates against a backdrop of continued instability and unrest in the Middle East.

Anghami headquarters are in the UAE and, accordingly, Anghami’s results of operations are, and will continue to be, generally affected by financial, economic and political developments in or affecting Abu Dhabi, the UAE and the Middle East. It is not possible to predict the occurrence of events or circumstances, such as war or hostilities, or the impact of such occurrences, and no assurance can be given that Anghami would be able to sustain the operation of its business if adverse political events or circumstances were to occur. A general downturn or instability in certain sectors of the UAE or the regional economy could have an adverse effect on Anghami’s business, financial condition, results of operations and prospects.

Although economic growth rates in the UAE remain above those of many more developed, as well as regional, markets, the UAE has experienced slower economic growth in recent years, following the sharp decline in oil prices in recent years, which remain volatile and below historic highs. Economic growth or performance in the UAE, in general, may not be sustained. The UAE’s wealth remains largely based on oil and gas. Despite the UAE being viewed as being less vulnerable than some of its neighbors, due to the growth in the non-oil sector and the sizeable wealth of the government of Abu Dhabi, fluctuations in energy prices have an important bearing on economic growth. To the extent that economic growth or performance in the UAE subsequently declines, Anghami’s business, financial condition and results of operations may be adversely affected. In addition, the implementation by the governments of the UAE of restrictive fiscal or monetary policies or regulations, including in respect of interest rates, or new legal interpretations of existing regulations and the introduction of taxation or exchange controls could have a material adverse effect on Anghami’s business, financial condition, results of operations and prospects.

While the UAE is seen as a relatively stable political environment, certain other jurisdictions in the Middle East are not and there is a risk that regional geopolitical instability could impact the UAE. Instability in the Middle East may result from a number of factors, including government or military regime change, civil unrest or terrorism. In particular, since early 2011 there has been political unrest in a range of countries in the MENA Region, including the

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Arab Republic of Egypt, Algeria, the Hashemite Kingdom of Jordan, Libya, the Kingdom of Bahrain, the Kingdom of Saudi Arabia, the Republic of Yemen, the Republic of Iraq (Kurdistan), Syria, Palestine, the Republic of Turkey, Tunisia and the Sultanate of Oman.

This unrest has ranged from public demonstrations to, in extreme cases, armed conflict (for example, the multinational conflict in Syria with Islamic State (also known as Daesh, ISIS or ISIL)) and the overthrow or potential overthrow of existing leadership in various countries and has given rise to increased political uncertainty across the region. Further, the UAE, along with other Arab states, is currently participating in the Saudi Arabian led intervention in the Republic of Yemen which began in 2015 in response to requests for assistance from the Yemeni government against the Al Houthi militia. The UAE is also a member of another Saudi Arabian led coalition formed in December 2015 to combat Islamic extremism and, in particular, Islamic State.

These situations have caused significant disruption to the economies of affected countries and have had a destabilizing effect on international oil and gas prices. Continued instability affecting the countries in the MENA Region could adversely impact the UAE although to date there has been no significant impact on the UAE. In particular, such continuing instability and unrest in the MENA Region may significantly affect the sectors in which Anghami does business, financial markets and the real economy generally. The consequences of such instability include a decrease in foreign direct investment into the region, capital outflows or increased volatility in the global and regional financial markets.

Any of the foregoing circumstances could have a material adverse effect on the political and economic stability of the Middle East and the UAE and, consequently, could have an adverse effect on Anghami’s business, financial condition, results of operations and prospects.

It is not possible to predict the occurrence of events or circumstances such as terrorism, war or hostilities, or more generally the financial, political and economic conditions prevailing from time to time, or the impact of such occurrences or conditions, and no assurance can be given that Anghami would be able to be profitable if adverse financial, political or economic events or circumstances were to occur. A general downturn or instability in certain sectors of the UAE or the regional economy, or political upheaval therein, could have an adverse effect on Anghami’s business, results of operations and financial condition. Investors should also note that Anghami’s business and financial performance could be adversely affected by political, economic or related developments both within and outside the MENA Region because of interrelationships within the global financial markets.

Prospective investors should also be aware that investments in emerging markets, such as the UAE, are subject to greater risks than those in more developed markets. The economy of the UAE, like those of many emerging markets, has been characterized by significant government involvement through direct ownership of enterprises and extensive regulation of market conditions, including foreign investment, foreign trade and financial services. While the policies of the local and central governments of the UAE generally resulted in improved economic performance in previous years, there can be no assurance that these levels of performance can be sustained.

Anghami’s business operations could be adversely affected by terrorist attacks and political instability, and other events beyond its control.

Terrorist activity in the MENA Region stemming from the ongoing political instability and civil war in certain countries, including Syria and Iraq, has had an adverse effect on consumer appetite and demand in general. There have been a number of terrorist attacks in various countries, which are claimed to be conducted by the terrorist organization and despite the recent loss of military might and territory of such organization in Syria and Iraq, there is no assurance that no such attempts will be carried out in the near future. The MENA Region has generally also experienced domestic political instability caused by ethnic separatist groups. Anghami’s business, financial condition, results of operations or liquidity could be adversely affected if such terrorist activity heightens and spreads into cities where Anghami operates.

Anghami does business in locations where it is exposed to a greater-than-average risk of adverse sovereign action.

Anghami does business in locations where it is exposed to a greater-than-average risk of adverse sovereign action, including overt or effective expropriation or nationalization of property. Furthermore, relatively high commodity prices and other factors in recent years have resulted in increased resource nationalization in some countries, with governments repudiating or renegotiating contracts with, and expropriating assets from, companies that are

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

producing in such countries. Governments in these countries may decide not to recognize previous arrangements if they regard them as no longer being in the national interest. Governments may also implement export controls on commodities regarded by them as strategic or place restrictions on foreign ownership or operation of strategic assets. Governments of the countries in which Anghami operates may adopt nationalization, expropriation, or export control policies going forward. Expropriation of assets, renegotiation or nullification of existing agreements, leases or permits by the governments of counties in which Anghami operates, could each have a material adverse effect on its business, results of operations, financial condition and/or prospects.

Additionally, although not direct sovereign actions, certain countries have passed laws to favor their own economic growth. For instance, Saudi Arabia will no longer sign contracts with foreign companies that do not have regional headquarters in the kingdom after 2023. If the governments of counties in which Anghami operates create similar requirements, Anghami could be required to expend additional resources to meet such requirements and this could adversely affect its business, results of operations, and financial condition.

Anghami operates in regions where corrupt behavior exists that could impair its ability to do business in the future or result in significant fines or penalties.

Anghami does business, and may continue to do business in the future, in countries and regions where governmental corruption has been known to exist, and where it may face, directly or indirectly, corrupt demands by officials, or the risk of unauthorized payments or offers of payments by one of its employees, consultants, sponsors or agents. Our existing anti-corruption safeguards and policies and any future improvements thereon may prove to be not fully effective in preventing such unauthorized payments, and its employees and consultants may engage in conduct for which Anghami might be held responsible. While Anghami is committed to conducting business in a legal and ethical manner, there is a risk of violating applicable anti-corruption regulations that generally prohibit the making of improper payments to foreign officials for the purpose of obtaining or keeping business. Violation of these laws may result in severe criminal or civil sanctions or other liabilities that could materially damage Anghami’s reputation and, therefore, its business, results of operations and financial condition.

Risks Related to Pubco’s Status as a Foreign Private Issuer

As a foreign private issuer, Pubco will be exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies must. This may limit the information available to holders of the Pubco Ordinary Shares.

Pubco will qualify as a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, Pubco will not be subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, Pubco will be exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, Pubco’s officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of Pubco’s securities. For example, some of Pubco’s key executives may sell a significant amount of Pubco Ordinary Shares and such sales will not be required to be disclosed as promptly as public companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, the price of Pubco Ordinary Shares may decline significantly. Moreover, Pubco will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Pubco will also not be subject to Regulation FD under the Exchange Act, which would prohibit Pubco from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning Pubco than there is for U.S. public companies.

As a foreign private issuer, Pubco will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after Pubco publicly announces these events. However, because of the above exemptions for foreign private issuers, which Pubco intends to rely on, Pubco shareholders will not be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Pubco may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject Pubco to U.S. GAAP reporting requirements which may be difficult for it to comply with.

As a “foreign private issuer,” Pubco would not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Pubco on June 30, 2022.

In the future, Pubco could lose its foreign private issuer status if a majority of its ordinary shares are held by residents in the United States and it fails to meet any one of the additional “business contacts” requirements. Although Pubco intends to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, Pubco’s loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to Pubco under U.S. securities laws if it is deemed a U.S. domestic issuer may be significantly higher. If Pubco is not a foreign private issuer, Pubco will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, Pubco would become subject to the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. Pubco also may be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, Pubco may lose its ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. Nasdaq rules also require shareholder approval of certain share issuances, including approval of equity compensation plans. As a foreign private issuer, Pubco would be permitted to follow home country practice in lieu of the above requirements. As long as Pubco relies on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on its board of directors are not required to be independent directors, its remuneration committee is not required to be comprised entirely of independent directors and it will not be required to have a nominating and corporate governance committee. Also, Pubco would be required to change its basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which may be difficult and costly for it to comply with. If Pubco loses its foreign private issuer status and fails to comply with U.S. securities laws applicable to U.S. domestic issuers, Pubco may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

Because Pubco is incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Pubco is an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon Pubco’s directors or officers, or enforce judgments obtained in the United States courts against Pubco’s directors or officers.

Pubco’s corporate affairs will be governed by its amended and restated memorandum and articles of association, the Companies Law (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. Pubco will also be subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of Pubco’s directors to Pubco under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of Pubco’s shareholders and the fiduciary responsibilities of Pubco’s directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Pubco has been advised by Maples and Calder (Dubai) LLP, its Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against it judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against it predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

It may be difficult to enforce a U.S. judgment against Pubco or its directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

A number of Pubco directors and executive officers are not residents of the United States, and the majority of its assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon Pubco within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. See the section entitled “Enforceability of Civil Liabilities under U.S. Securities Law.”

As a company incorporated in the Cayman Islands, Pubco is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if Pubco complied fully with Nasdaq corporate governance listing standards.

Pubco is a company incorporated in the Cayman Islands, and has applied for listing of the Pubco Ordinary Shares on Nasdaq. Nasdaq market rules permit a foreign private issuer like Pubco to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is Pubco’s home country, may differ significantly from Nasdaq corporate governance listing standards.

Among others, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee consisting entirely of independent directors; (iii) have a minimum of three members on the audit committee; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Provisions in the Pubco’s governance documents may inhibit a takeover of Pubco, which could limit the price investors might be willing to pay in the future for Pubco Ordinary Shares and could entrench management.

Pubco’s governance documents will contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include that Pubco’s board of directors will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of the board only by successfully engaging in a proxy contest at two or more annual general meetings. Pubco may issue additional shares without shareholder approval and such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability for Pubco to issue additional shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for Pubco Ordinary Shares.

Risks Related to VMAC and the Business Combination

Because Pubco will become a public reporting company by means other than a traditional underwritten initial public offering, the shareholders of Pubco may face additional risks and uncertainties.

Because Pubco will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling Pubco’s ordinary shares, and, accordingly, the shareholders of Pubco will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriter selling Pubco’s Ordinary Shares, VMAC Stockholders must rely on the information included in this proxy statement/prospectus. Although VMAC’s management conducted a due diligence review and investigation of Anghami in connection with the Business Combination, the lack of an independent due diligence review and investigation increases the risk of investment in Pubco because it may not have uncovered facts that would be important to a potential investor.

Moreover, the shareholders of Pubco will not benefit from possible recourse against an underwriter for material misstatements or omissions in this prospectus or additional roles of the underwriters in a traditional underwritten initial public offering, such as the book-building process, which helps inform efficient price discovery, and underwriter support to help stabilize the public price of the new issue immediately after listing. The lack of such recourse process and support in connection with Pubco’s Ordinary Shares could result in greater potential for errors, diminished investor demand, inefficiencies in pricing and a more volatile public price for the shares during the period immediately following the listing.

In addition, because Pubco will not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of Pubco. Investment banks may also be less likely to agree to underwrite secondary offerings on behalf of Pubco than they might if Pubco became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with Pubco as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for Pubco’s Ordinary Shares could have an adverse effect on Pubco’s ability to develop a liquid market for Pubco’s Ordinary Shares.

Until the earlier of the Closing of the Business Combination or termination of the Business Combination Agreement, VMAC and Anghami are prohibited from entering into certain transactions that might otherwise be beneficial to VMAC, Anghami or their respective shareholders.

Until the earlier of the Closing of the Business Combination or termination of the Business Combination Agreement (the “Pre-Closing Period”), VMAC and Anghami are subject to certain limitations on the operations of their businesses. The limitations on VMAC’s and Anghami’s conduct of their businesses during this period could have the effect of delaying or preventing other strategic transactions and may, in some cases, make it impossible to pursue business opportunities that are available only for a limited time.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Uncertainties about the Business Combination during the Pre-Closing Period may cause third parties to delay or defer decisions concerning Anghami or seek to change existing arrangements.

There may be uncertainty regarding whether the Business Combination will occur. This uncertainty may cause third parties to delay or defer decisions concerning Anghami, which could negatively affect Anghami’s business. Third parties may seek to change existing agreements with Anghami as a result of the Business Combination or other reasons.

VMAC may not be able to complete its initial business combination prior to February 11, 2022, in which case VMAC would cease all operations except for the purpose of winding up and VMAC would redeem its public shares and liquidate, in which case VMAC’s public stockholders may only receive $10.00 per share, or less than such amount in certain circumstances, and its warrants will expire worthless.

The VMAC Charter provides that VMAC must complete its initial business combination by February 11, 2022. VMAC may not be able to complete its initial business combination within such time period. VMAC’s ability to complete its initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. If VMAC has not completed its initial business combination within such time period, it will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation (as defined in the VMAC Charter) to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of VMAC’s remaining stockholders and VMAC’s board of directors, dissolve and liquidate, subject in each case to VMAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, the Public Stockholders may only receive $10.00 per share, and VMAC’s warrants will expire worthless. In certain circumstances, the Public Stockholders may receive less than $10.00 per share on the redemption of their shares.

If the Stockholder Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the board will not have the ability to adjourn the special meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

VMAC’s board of directors is seeking approval to adjourn the special meeting to a later date or dates if, at the special meeting, the Business Combination Proposal is not approved. If the Stockholder Adjournment Proposal is not approved, VMAC’s board of directors will not have the ability to adjourn the special meeting to a later date, and, therefore, the Business Combination would not be completed.

The ability of the Public Stockholders to exercise redemption rights with respect to a large number of shares of VMAC Class A Common Stock could increase the probability that the Business Combination will be unsuccessful and that VMAC’s stockholders will have to wait for liquidation in order to redeem their Public Shares.

Since the Business Combination Agreement requires that VMAC have, in the aggregate, cash (held both in and outside of the Trust Account) that is equal to or greater than $40 million, the probability that the Business Combination will be unsuccessful is increased if a large number of the Public Shares are tendered for redemption. If the Business Combination is unsuccessful, the Public Stockholders will not receive their pro rata portion of the Trust Account until the Trust Account is liquidated. If the Public Stockholders are in need of immediate liquidity, they could attempt to sell their Public Shares in the open market; however, at such time, the VMAC Class A Common Stock may trade at a discount to the pro rata per share amount in the Trust Account. In either situation, VMAC’s stockholders may suffer a material loss on their investment or lose the benefit of funds expected in connection with the redemption until VMAC is liquidated or VMAC’s stockholders are able to sell their Public Shares in the open market.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

If a stockholder fails to receive notice of VMAC’s offer to redeem its Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

This proxy statement/prospectus describes the various procedures that must be complied with in order for a Public Stockholder to validly redeem its Public Shares. In the event that a stockholder fails to comply with these procedures, its shares may not be redeemed.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or warrants, potentially at a loss.

The Public Stockholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (a) the completion of VMAC’s initial business combination, (b) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the VMAC Charter (i) to modify the substance or timing of VMAC’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of our Public Shares if it does not complete its initial business combination within 18 months from the closing of its IPO or (ii) with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity and (c) the redemption of the Public Shares if VMAC is unable to complete its business combination within 18 months from the closing of its IPO, subject to applicable law. Stockholders who do not exercise their rights to the funds in connection with an amendment to VMAC’s certificate of incorporation would still have rights to the funds in connection with a subsequent business combination. In no other circumstances will a public stockholder have any right or interest of any kind in the trust account. Accordingly, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

If VMAC’s stockholders fail to properly demand redemption rights, they will not be entitled to redeem their public shares for a pro rata portion of the trust account.

Stockholders holding public shares may demand that VMAC redeem their public shares for a pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. Stockholders who seek to exercise this redemption right must deliver their VMAC Class A Common Stock (either physically or electronically) to the Transfer Agent prior to the vote at the special meeting. Any stockholder who fails to properly demand redemption rights will not be entitled to redeem his, her or its public shares for a pro rata portion of the trust account. See the section entitled “The Special Meeting of VMAC Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

Stockholders, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group, will be restricted from seeking redemption rights with respect to more than 20% of the issued and outstanding public shares.

A stockholder, together with any affiliate or any other person with whom he, or she is acting in concert or as a partnership, syndicate, or other group, will be restricted from seeking redemption rights with respect to more than 20% of the issued and outstanding public shares. Accordingly, if you hold more than 20% of the public shares and the Business Combination Proposal is approved, you will not be able to seek redemption rights with respect to the full amount of your public shares and may be forced to hold the public shares in excess of 20% or sell them in the open market. VMAC cannot assure you that the value of such excess public shares will appreciate over time following the Business Combination or that the market price of the VMAC Class A Common Stock will exceed the per-share redemption price.

The Sponsor and VMAC’s directors, officers, advisors or their affiliates may elect to purchase shares from Public Stockholders, which may influence a vote on a proposed business combination and reduce the public “float” of VMAC Class A Common Stock.

The Sponsor and VMAC’s directors, officers, advisors or their affiliates may purchase shares of VMAC Common Stock in privately negotiated transactions or in the open market prior to the completion of the Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

therefore agrees not to exercise its redemption rights. In the event that the Sponsor and VMAC’s directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, or to satisfy the closing condition in the Business Combination Agreement that requires VMAC to have a minimum amount of cash at the Closing. This may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of VMAC Class A Common Stock and the number of beneficial holders of VMAC’s securities may be reduced, possibly making it difficult for Pubco to obtain the quotation, listing or trading of its securities on a national securities exchange.

If a stockholder or a “group” of stockholders are deemed to hold in excess of 20% of VMAC Class A Common Stock, such stockholder or group will lose the ability to redeem all such shares in excess of 20% of VMAC Class A Common Stock.

The VMAC Charter provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 20% of the shares sold in VMAC’s IPO, which VMAC refers to as the “Excess Shares.” However, VMAC would not be restricting its stockholders’ ability to vote all of their shares (including Excess Shares) for or against its business combination. The inability of a stockholder to redeem the Excess Shares will reduce its influence over VMAC’s ability to complete its business combination and such stockholder could suffer a material loss on its investment in VMAC if it sells Excess Shares in open market transactions. Additionally, such stockholder will not receive redemption distributions with respect to the Excess Shares if VMAC completes its business combination. And as a result, such stockholder will continue to hold that number of shares exceeding 20% and, in order to dispose of such shares, would be required to sell its stock in open market transactions, potentially at a loss.

VMAC’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to VMAC’s public stockholders.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, in each case, less taxes payable, and VMAC’s Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, VMAC’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While VMAC currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to VMAC, it is possible that VMAC’s independent directors. In exercising their business judgment and subject to their fiduciary duties, may choose not to do so in any particular instance. If VMAC’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to VMAC’s public stockholders may be reduced below $10.00 per share.

If, before distributing the proceeds in the Trust Account to the Public Stockholders, VMAC files a voluntary bankruptcy petition or an involuntary bankruptcy petition is filed against VMAC that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of VMAC’s stockholders and the per-share amount that would otherwise be received by VMAC’s stockholders in connection with VMAC’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Stockholders, VMAC files a voluntary bankruptcy petition or an involuntary bankruptcy petition is filed against VMAC that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in VMAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of VMAC’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by VMAC’s stockholders in connection with VMAC’s liquidation may be reduced.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VMAC’s stockholders may be held liable for claims by third parties against VMAC to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to its Public Stockholders upon the redemption of the Public Shares in the event VMAC does not complete its initial business combination by February 11, 2022 or such later date that may be approved by VMAC’s stockholders, may be considered a liquidation distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is VMAC’s intention to redeem its Public Shares as soon as reasonably possible following February 11, 2022 or such later date that may be approved by VMAC’s stockholders, in the event VMAC does not complete its business combination and, therefore, VMAC does not intend to comply with those procedures.

Because VMAC will not be complying with Section 280, Section 281(b) of the DGCL requires VMAC to adopt a plan, based on facts known to VMAC at such time that will provide for its payment of all existing and pending claims or claims that may be potentially brought against VMAC within the 10 years following its dissolution. However, because VMAC is a blank check company, rather than an operating company, and VMAC’s operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from VMAC’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If VMAC’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. VMAC cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, VMAC’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of VMAC’s stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to the Public Stockholders upon the redemption of the Public Shares in the event VMAC does not complete its initial business combination by February 11, 2022, or such later date that may be approved by VMAC’s stockholders, is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution.

VMAC’s stockholders cannot be sure of the market value of the Pubco Ordinary Shares to be issued upon completion of the Business Combination.

The holders of shares of VMAC Common Stock issued and outstanding immediately prior to the Vistas Merger Effective Time (other than any redeemed shares) will receive one Pubco Ordinary Share in exchange for each share of VMAC Class A Common Stock held by them, rather than a number of shares with a particular fixed market value. The market value of VMAC Common Stock at the time of the Business Combination may vary significantly from its price on the date the Business Combination Agreement was executed, the date of the Registration Statement of which this proxy statement/prospectus is a part or the date on which VMAC stockholders vote on the Business Combination. Because the exchange ratio of the shares will not be adjusted to reflect any changes in the market prices of VMAC Common Stock, the market value of the Pubco Ordinary Shares issued in the Business Combination and the VMAC Common Stock surrendered in the Business Combination may be higher or lower than the value of these shares on earlier dates. 100% of the consideration to be received by VMAC’s stockholders will be Pubco Ordinary Shares. Following consummation of the Business Combination, the market price of Pubco’s securities may be influenced by many factors, some of which are beyond its control, including those described above and the following:

•        changes in financial estimates by analysts;

•        announcements by it or its competitors of significant contracts, productions, acquisitions or capital commitments;

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

•        fluctuations in its quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•        general economic conditions;

•        changes in market valuations of similar companies;

•        terrorist acts;

•        changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

•        future sales of Pubco Ordinary Shares;

•        regulatory developments in the United States, foreign countries or both;

•        litigation involving Pubco, its subsidiaries or its general industry; and

•        additions or departures of key personnel.

In addition, it is possible that the Business Combination may not be completed until a significant period of time has passed after the special meeting of VMAC’s stockholders. As a result, the market value of VMAC Common Stock may vary significantly from the date of the special meeting to the date of the completion of the Business Combination. You are urged to obtain up-to-date prices for VMAC Common Stock. There is no assurance that the Business Combination will be completed, that there will not be a delay in the completion of the Business Combination or that all or any of the anticipated benefits of the Business Combination will be obtained.

The Pubco Ordinary Shares to be received by VMAC’s stockholders as a result of the Business Combination will have different rights from shares of VMAC Common Stock.

Following completion of the Business Combination, the Public Stockholders will no longer be stockholders of VMAC but will instead be shareholders of Pubco. There will be important differences between your current rights as a VMAC stockholder and your rights as a Pubco shareholder. See the section entitled “Comparison of Shareholder Rights” for a discussion of the different rights associated with the securities.

VMAC’s Sponsor, officers and directors have agreed to vote in favor of the Business Combination, regardless of how the Public Stockholders vote.

Unlike many other blank check companies in which the Initial Stockholders agree to vote their Founder Shares in accordance with the majority of the votes cast by the Public Stockholders in connection with an initial business combination, VMAC’s Sponsor, officers and directors have agreed to vote their VMAC Class B Common Stock (also referred to as Founder Shares), as well as any Public Shares purchased during or after VMAC’s IPO, in favor of the Business Combination, and own 21.1% of the outstanding shares of VMAC Common Stock. Accordingly, it is more likely that the necessary stockholder approval to complete the Business Combination will be received than would be the case if VMAC’s Sponsor, officers and directors agreed to vote their VMAC Class B Common Stock in accordance with the majority of the votes cast by the Public Stockholders.

The exercise of discretion by VMAC’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of VMAC Stockholders.

In the period leading up to the Closing, other events may occur that, pursuant to the Business Combination Agreement, would require VMAC to agree to amend the Business Combination Agreement, to consent to certain actions or to waive rights that VMAC is entitled to under those agreements. Such events could arise because of changes in the course of Anghami’s business, a request by Anghami to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Anghami’s business and would entitle us to terminate the Business Combination Agreement. In any of such circumstances, it would be in VMAC’s discretion, acting through its board of directors, to grant VMAC’s consent or waive its rights. The existence of the financial and personal interests of the directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

more of the directors between what he may believe is best for VMAC and its securityholders and what he may believe is best for himself or his affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, VMAC does not believe there will be any changes or waivers that its directors and officers would be likely to make after stockholder approval of the Business Combination has been obtained. While certain changes could be made without further stockholder approval, if there is a change to the terms of the transaction that would have a material impact on the stockholders, VMAC will be required to circulate a new or amended proxy statement/prospectus or supplement thereto and resolicit the vote of its stockholders with respect to the Business Combination Proposal.

VMAC’s board of directors did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.

In analyzing the Business Combination, the VMAC board of directors conducted significant due diligence on Anghami. For a complete discussion of the factors utilized by VMAC’s board of directors in approving the Business Combination, see the section entitled “The Business Combination — VMAC Board of Directors’ Reasons for the Approval of the Business Combination.” The VMAC board of directors believes because of the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its stockholders and that Anghami’s fair market value was at least 80% of VMAC’s net assets (excluding deferred underwriting discounts and commissions). Notwithstanding the foregoing, VMAC’s board of directors did not obtain a fairness opinion to assist it in its determination. Accordingly, VMAC’s board of directors may be incorrect in its assessment of the Business Combination.

The Sponsor and VMAC’s executive officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in the Registration Statement of which this proxy statement/prospectus is a part.

In considering the recommendation of VMAC’s board to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, the Sponsor and certain of VMAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. VMAC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, in recommending to stockholders that they approve the Business Combination and in agreeing to vote their shares in favor of the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        If the Business Combination with Anghami or another business combination is not consummated by November 11, 2021 (or by February 11, 2022 after applicable extension, or such later date that may be approved by VMAC’s stockholders), VMAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding VMAC public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsor and VMAC’s directors and officers, which were acquired for an aggregate purchase price of $25,000 prior to the IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $            based upon the closing price of $            per share on Nasdaq on            , 2021. On the other hand, if the Business Combination is consummated, each outstanding share of VMAC Common Stock will be converted into the right to receive one share of Pubco pursuant to the Business Combination Agreement.

•        The Sponsor purchased 500,000 Private Placement Warrants from VMAC for $1.00 per Private Placement Warrant. This purchase took place on a private placement basis simultaneously with the consummation of the IPO. All of the proceeds VMAC received from these purchases were placed in the trust account. Such Private Placement Warrants had an aggregate market value of $            based upon the closing price of $            per warrant on Nasdaq on            , 2021. The VMAC Class A Common Stock underlying the Private Placement Warrants had an aggregate market value of $            based upon the closing price of $            per share on Nasdaq on            , 2021. The Private Placement Warrants and

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VMAC Class A Common Stock underlying the Private Placement Warrants will become worthless if VMAC does not consummate a business combination by November 11, 2021 (or by February 11, 2022 after applicable extension, or such later date that may be approved by VMAC’s stockholders). On the other hand, if the Business Combination is consummated, each outstanding warrant will be converted into the right to acquire the same number of Pubco Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the Closing.

•        VMAC’s Initial Stockholders and owners of Private Placement Warrants paid significantly less for their shares and warrants than other current stockholders and holders of warrants paid for their shares and warrants purchased in the IPO or in the open market thereafter. Prior to the consummation of the IPO, Sponsor purchased 2,875,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.009 per share. Of these Founder Shares, 375,000 were forfeited by our Sponsor due to the underwriters’ not exercising the over-allotment option in connection with the IPO. Simultaneously with the consummation of the IPO, VMAC consummated the private sale of 500,000 Private Placement Warrants to Sponsor, each of which entitles the holder to purchase one share of VMAC Class A Common Stock at an exercise price of $11.50 per share, at a price of $1.00 per warrant. Each outstanding Pubco Ordinary Share will have a target value at the time of the Business Combination of $10.00. If the Business Combination is consummated, based on the difference in the purchase price of $0.009 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, these initial stockholders and holders of Private Placement Warrants will be able, at a lower price per Pubco Ordinary Share, to recognize a greater return on their investment than stockholders or holders of warrants that purchased VMAC Common Stock or VMAC warrants in the IPO or in the open market thereafter. Furthermore, the Sponsor may earn a positive rate of return even if the price of the Pubco Ordinary Shares after the Closing falls below the price initially paid for the units in the IPO and the VMAC Stockholders may experience a negative rate of return following the Closing of the Business Combination.

•        If VMAC is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds is $            , comprised of (a) $             representing the market value of Founder Shares, (b) $            representing the market value of Private Placement Warrants and (c) $            of unpaid expenses incurred by the Sponsor and VMAC’s officers and directors and their affiliates. Certain VMAC directors and executive officers have indirect economic interests in the Private Placement Warrants and in the Founder Shares.

•        The Sponsor has agreed not to redeem any shares of VMAC Common Stock held by it in connection with a stockholder vote to approve a proposed initial business combination,

•        The VMAC Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if VMAC fails to complete an initial business combination by November 11, 2021 (or by February 11, 2022 after applicable extension, or such later date that may be approved by VMAC’s stockholders),

•        The potential continuation of certain of VMAC’s directors and officers as directors or officers of Pubco.

•        The continued indemnification of current directors and officers of VMAC and the continuation of directors’ and officers’ liability insurance after the Business Combination.

•        The Sponsor has agreed to loan VMAC up to $300,000 in the aggregate, to be used for a portion of the expenses of the Public Offering. The Sponsor also agreed to loan an additional $1,000,000 in connection with its funding of the extension payment to extend the period of time that VMAC has to consummate its initial business combination by three months to November 11, 2021. The loans are non-interest bearing and unsecured.

•        VMAC’s second amended and restated certificate of incorporation contains a waiver of the corporate opportunity doctrine, and there could have been business combination targets that have been appropriate for a combination with VMAC but were not offered due to a VMAC director’s duties to another entity. VMAC does not believe that the waiver of the corporate opportunity doctrine in its second amended and restated certificate of incorporation interfered with its ability to identify an acquisition target.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

These interests may influence VMAC’s directors in making their recommendation to vote in favor of the Business Combination Proposal and the other proposals described in the Registration Statement of which this proxy statement/prospectus is a part. You should also read the section entitled “The Business Combination.”

The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by VMAC’s stockholders is not obtained or that there are not sufficient funds in the trust account, in each case, subject to certain terms specified in the Business Combination Agreement (as described under the section entitled “The Business Combination Agreement — Conditions to Closing the Business Combination”), or that other closing conditions are not satisfied. If VMAC does not complete the Business Combination, it could be subject to several risks, including:

•        the parties may be liable for damages to one another under the terms and conditions of the Business Combination Agreement;

•        negative reactions from the financial markets, including declines in the price of VMAC’s Class A Common Stock due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

•        the attention of its management will have been diverted to the Business Combination rather than its own operations and pursuit of other opportunities that could have been beneficial to VMAC.

Pubco may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

Pubco will have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of its Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption, and provided further that there is an effective registration statement covering the Ordinary Shares issuable upon exercise of the warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period, or Pubco has elected to require the exercise of the warrants on a “cashless basis,” and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by Pubco, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders (i) to exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) to sell the warrants at the then-current market price when the holder might otherwise wish to hold its warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. The Private Placement Warrants are not redeemable by Pubco so long as they are held by the Sponsor or its permitted transferees.

The only principal asset of Pubco following the Business Combination will be its interest in Anghami, and accordingly, it will depend on distributions from Anghami to pay taxes and expenses.

Upon consummation of the Business Combination, Pubco will be a holding company and will have no material assets other than its interests in Anghami. Pubco is not expected to have independent means of generating revenue or cash flow, and its ability to pay taxes and operating expenses, as well as dividends in the future, if any, will be dependent upon the financial results and cash flows of Anghami. There can be no assurance that Anghami will generate sufficient cash flow to distribute funds to Pubco, or that applicable law and contractual restrictions, including negative covenants under any debt instruments, if applicable, will permit such distributions. If Anghami does not distribute sufficient funds to Pubco to pay its taxes or other liabilities, Pubco may default on contractual obligations or have to borrow additional funds. In the event that Pubco is required to borrow additional funds, it could adversely affect Pubco’s liquidity and subject it to additional restrictions imposed by lenders.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Even if VMAC consummates the Business Combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for the outstanding warrants is $11.50 per VMAC Class A Common Stock. There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.

If VMAC fails to consummate the PIPE, it may not have enough funds to complete the Business Combination.

As a condition to closing the Business Combination, the Business Combination Agreement provides that VMAC must have $40 million available at upon the closing of the Business Combination. Since the amount in the Trust Account is less than $40 million, VMAC requires the funds from the PIPE in order to consummate the Business Combination. While VMAC has entered into Subscription Agreements to raise an aggregate of approximately $40 million immediately prior to the Closing, there can be no assurance that the counterparties to the Subscription Agreements will perform their obligations thereunder. If VMAC fails to consummate the PIPE, it is unlikely that VMAC will have sufficient funds to meet the condition to Closing in the Business Combination Agreement.

Subsequent to the completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on Pubco’s financial condition, results of operations and our stock price, which could cause you to lose some or all of your investment.

Although VMAC has conducted due diligence on Anghami, we cannot assure you that our diligence surfaced all material issues that may be present inside Anghami, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Anghami and outside of VMAC’s control will not later arise. As a result of these factors, Pubco may be forced to later write-down or write off assets, restructure its operations, or incur impairment or other charges that could result in Pubco reporting losses. Even if VMAC’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with VMAC’s preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on VMAC’s liquidity, the fact that VMAC reports charges of this nature could contribute to negative market perceptions about VMAC or its securities. Accordingly, any stockholders who choose to remain stockholders following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by VMAC’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

Public stockholders at the time of the Business Combination who purchased their VMAC Units in VMAC’s IPO and do not exercise their redemption rights may pursue rescission rights and related claims.

The Public Stockholders may allege that some aspects of the Business Combination are inconsistent with the disclosure contained in the prospectus issued by VMAC in connection with the offer and sale in its IPO of units, including the structure of the proposed Business Combination. Consequently, a Public Stockholder who purchased shares in the IPO (excluding the Initial Stockholders) and still holds them at the time of the Business Combination and who does not seek to exercise redemption rights might seek rescission of the purchase of the VMAC Units such holder acquired in the IPO. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in the value of such holder’s shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. If stockholders bring successful rescission claims against VMAC, it may not have sufficient funds following the consummation of the Business Combination to pay such claims, or if claims are successfully brought against Pubco following the consummation of the Business Combination, Pubco’s results of operations could be adversely affected and, in any event, Pubco may be required in connection with the defense of such claims to incur expenses and divert employee attention from other business matters.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VMAC’s stockholders will have a reduced ownership and voting interest after consummation of the Business Combination and will exercise less influence over management.

After the completion of the Business Combination, VMAC’s stockholders will own a smaller percentage of Pubco than they currently own of VMAC. Upon completion of the Business Combination, it is anticipated that VMAC’s stockholders (including the Initial Stockholders), will own approximately 40.7% of the Ordinary Shares issued and outstanding immediately after the consummation of the Business Combination, assuming that none of the Public Stockholders exercise their redemption rights. Consequently, VMAC’s stockholders, as a group, will have reduced ownership and voting power in Pubco compared to their ownership and voting power in VMAC.

VMAC’s and Anghami’s ability to consummate the Business Combination, and the operations of Pubco following the Business Combination, may be materially adversely affected by the recent coronavirus (COVID-19) pandemic.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern.” On January 31, 2020, the U.S. Department of Health and Human Services declared a public health emergency for the United States to aid the U.S., and on March 11, 2020, the World Health Organization characterized the COVID-19 outbreak as a “pandemic.”

The COVID-19 pandemic has resulted, and other infectious diseases could result, in a widespread health crisis that has and could continue to adversely affect the economies and financial markets worldwide, which may delay or prevent the consummation of the Business Combination, and the business of Anghami or Pubco following the Business Combination could be materially and adversely affected. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. The disruptions posed by COVID-19 have continued, and other matters of global concern may continue, for an extensive period of time, and VMAC’s and Anghami’s ability to consummate the Business Combination and Pubco’s financial condition and results of operations following the Business Combination may be materially adversely affected. Each of VMAC, Anghami and Pubco may also incur additional costs due to delays caused by COVID-19, which could adversely affect Pubco’s financial condition and results of operations.

The securities in which we invest the funds held in the Trust Account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by public stockholders may be less than $10.00 per share.

The proceeds held in the Trust Account are invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. While short-term U.S. government treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event that VMAC is unable to complete its initial business combination or make certain amendments to the VMAC Charter, its public stockholders are entitled to receive their pro-rata share of the proceeds held in the Trust Account, plus any interest income not released to us, net of taxes payable. Negative interest rates could impact the per-share redemption amount that may be received by public stockholders.

Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

VMAC depends on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which they may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of VMAC’s assets, proprietary information and sensitive or confidential data. As an early stage company without significant investments in data security protection, VMAC may not be sufficiently protected against such occurrences. VMAC may not have sufficient resources to adequately

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on VMAC’s business and lead to financial loss.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus may not be indicative of what VMAC and Anghami’s actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what VMAC and Anghami’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See the section entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information” for more information.

A market for Pubco’s securities may not continue, which would adversely affect the liquidity and price of its securities.

Following the Business Combination, the price of Pubco’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for Pubco’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of Pubco’s securities after the Business Combination can vary due to general economic conditions and forecasts, its general business condition and the release of its financial reports. Additionally, if its securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of its securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about the Combined Company, its business, or its market, or if they change their recommendations regarding Pubco Ordinary Shares adversely, then the price and trading volume of Pubco Ordinary Shares could decline.

The trading market for Pubco Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about the Combined Company, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on VMAC or the Combined Company. If no securities or industry analysts commence coverage of the Combined Company, Pubco Ordinary Share price and trading volume would likely be negatively impacted. If any of the analysts who may cover the Combined Company change their recommendation regarding Pubco Ordinary Shares adversely, or provide more favorable relative recommendations about Pubco’s competitors, the price of Pubco Ordinary Shares would likely decline. If any analyst who may cover VMAC were to cease coverage of the Combined Company or fail to regularly publish reports on it, Pubco could lose visibility in the financial markets, which could cause Pubco Ordinary Share price or trading volume to decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of VMAC’s and/or Pubco’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of VMAC’s Class A Common Stock prior to the consummation of the Business Combination may decline. The market values of VMAC’s Class A Common Stock at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus or the date on which VMAC’s stockholders vote on the Business Combination. Because the number of Pubco Ordinary Shares to be issued pursuant to the Business Combination Agreement will not be adjusted to reflect any changes in the market price of VMAC’s Class A Common Stock, the market value of Pubco Ordinary Shares issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

In addition, following the Business Combination, fluctuations in the price of Pubco Ordinary Shares could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Pubco Ordinary Shares. Accordingly, the valuation ascribed to Pubco in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for Pubco’s securities develops and continues, the trading price of Pubco Ordinary Shares following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Pubco’s control. Any of the factors listed below could have a material adverse effect on your investment in Pubco Ordinary Shares, and Pubco Ordinary Shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Pubco Ordinary Shares may not recover and may experience a further decline.

Factors affecting the trading price of Pubco Ordinary Shares may include:

•        actual or anticipated fluctuations in Pubco’s quarterly financial results or the quarterly financial results of companies perceived to be similar to Pubco;

•        changes in the market’s expectations about Pubco’s operating results;

•        success of competitors;

•        Pubco’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning Pubco or the industries in which Pubco operates in general;

•        operating and share price performance of other companies that investors deem comparable to Pubco;

•        changes in laws and regulations affecting Pubco’s business;

•        commencement of, or involvement in, litigation involving Pubco;

•        changes in Pubco’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of Pubco Ordinary Shares available for public sale;

•        any major change in Pubco’s board or management;

•        sales of substantial amounts of Pubco Ordinary Shares by Pubco’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of Pubco Ordinary Shares irrespective of Pubco’s operating performance. The stock market in general, and Nasdaq, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Pubco Ordinary Shares, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to Pubco could depress its share price, regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of Pubco Ordinary Shares also could adversely affect Pubco’s ability to issue additional securities and its ability to obtain additional financing in the future.

The JOBS Act permits “emerging growth companies” like Pubco to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

Pubco currently qualifies as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, which we refer to as the “JOBS Act.” As such, Pubco takes advantage of certain exemptions from various reporting requirements applicable to other public companies

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

that are not emerging growth companies for as long as it continues to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. As a result, Pubco shareholders may not have access to certain information they deem important.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as it is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable.

Pubco cannot predict if investors will find Pubco Ordinary Shares less attractive because it relies on these exemptions. If some investors find Pubco Ordinary Shares less attractive as a result, there may be a less active trading market and share price for Pubco Ordinary Shares may be more volatile. Pubco does not expect to qualify as an emerging growth company after the last day of the fiscal year in which the Business Combination is consummated and may incur increased legal, accounting and compliance costs associated with Section 404 of the Sarbanes-Oxley Act.

Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

Lawsuits may be filed against VMAC or its directors and officers in connection with the Business Combination. Defending such additional lawsuits could require VMAC to incur significant costs and draw the attention of VMAC’s management team away from the Business Combination. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the Closing may adversely affect the combined company’s business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Closing from occurring within the contemplated timeframe.

Anghami will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on Anghami’s team members and third parties may have an adverse effect Anghami. These uncertainties may impair Anghami’s ability to retain and motivate key personnel and could cause third parties that deal with Anghami to defer entering into contracts or making other decisions or seek to change existing business relationships. If key team members depart because of uncertainty about their future roles and the potential complexities of the Business Combination, VMAC or Anghami’s business could be harmed.

VMAC may face litigation and other risks as a result of the material weakness in its internal control over financial reporting.

Following the issuance of the SEC Staff Statement, VMAC’s audit committee concluded that it was appropriate to restate VMAC’s previously-issued financial statements as of December 31, 2020, and for the period from March 27, 2020 (date of inception) through December 31, 2020 (the “Restatement”). As part of the Restatement, VMAC identified a material weakness in its internal control over financial reporting.

As a result of such material weakness, the Restatement, the change in accounting for the VMAC Warrants and other matters raised or that may in the future be raised by the SEC, VMAC may face potential for litigation or other disputes, including, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the Restatement and material weaknesses in VMAC’s internal control over financial reporting and the preparation of VMAC’s financial statements. As of the date of this proxy statement/prospectus, VMAC has no knowledge of any such litigation or dispute. However, VMAC can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on VMAC’s business, results of operations and financial condition or its ability to complete the Business Combination.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

U.S. Tax Risk Factors

There may be tax consequences of the Business Combination that may adversely affect holders of VMAC Common Stock or VMAC Warrants.

Although the matter is not free from doubt, the exchange of VMAC Common Stock for Pubco Ordinary Shares pursuant to the Merger generally is expected to qualify as a tax-free exchange for U.S. federal income tax purposes. To the extent the Merger does not so qualify, it could result in the imposition of substantial taxes on VMAC’s stockholders. In addition, although the matter is not free from doubt, the Merger may be a taxable transaction for U.S. federal income tax purposes to holders of VMAC Warrants. See the section entitled “Material U.S. Federal Income Tax Considerations.”

The IRS may not agree that Pubco should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, Pubco, which is incorporated under the laws of the Cayman Islands, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. If Pubco were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to its non-U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Considerations”) could be subject to U.S. withholding tax.

As more fully described in the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Pubco,” Pubco is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes. However, whether the requirements for such treatment have been satisfied must be finally determined at completion of the Merger, by which time there could be adverse changes to the relevant facts and circumstances. Further, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Accordingly, there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court in the event of litigation.

The Business Combination may give rise to a taxable event for U.S. holders of VMAC Common Stock and VMAC Warrants

Subject to the limitations and qualifications described in the section entitled “Material U.S. Federal Income Tax Considerations” below, the Business Combination is generally intended to be tax-deferred to U.S. holders and Non-U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Considerations”) of VMAC Common Stock and VMAC Warrants for U.S. federal income tax purposes, except to the extent that U.S. holders and Non-U.S. holders of VMAC Common Stock receive cash pursuant to the exercise of redemption rights. However, the failure of a U.S. holder to meet certain requirements could result in the exchange of VMAC Common Stock for Pubco Ordinary Shares and/or the assumption by Pubco of VMAC Warrants being a taxable event to such U.S. holder.

Section 367(a) of the U.S. Tax Code and the Treasury Regulations promulgated thereunder, in certain circumstances, may impose additional requirements for a U.S. holder to qualify for tax-deferred treatment with respect to the exchange of VMAC Common Stock and/or the assumption by Pubco of VMAC Warrants in the Business Combination.

The requirements for tax-deferred treatment, including Section 367(a) of the U.S. Tax Code, and the U.S. federal income tax consequences to U.S. holders if such requirements are not met are discussed in more detail under the sections entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders”. If you are a U.S. holder exchanging VMAC Common Stock in the Business Combination or holding VMAC Warrants at the time of the consummation of the Business Combination, you are urged to consult your own tax advisor to determine the tax consequences thereof.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Furthermore, if a U.S. holder or Non-U.S. holder exercises its redemption rights to receive cash from the trust account in exchange for a portion or, if such U.S. holder or Non-U.S. holder maintains its ownership of public warrants, all of its VMAC Common Stock, such redemption may be treated as integrated with the Vistas Merger rather than as a separate transaction. In such case, cash received by such U.S. holder or Non-U.S. holder in the redemption may also be treated as taxable boot received in a “reorganization” which, depending on the circumstances applicable to such U.S. holder or Non-U.S. holder, may be treated as capital gain (but not loss) or dividend income. If the IRS were to assert, and a court were to sustain such a contrary position, such U.S. holder or Non-U.S. holder may be required to recognize more gain or income than if the redemption of VMAC Common Stock was treated as a separate transaction from the exchanges pursuant to the Vistas Merger. For further discussion on the tax implications of such treatment, please see the discussion under the sections entitled “Material U.S. Federal Income Tax Considerations — U.S. Holder.” If you are a U.S. holder or Non-U.S. holder exercising your redemption rights with respect to the VMAC Common Stock, you are urged to consult your own tax advisor to determine the tax consequences if the Vistas Merger and the redemption of VMAC Common Stock are to be treated as an integrated transaction.

If Pubco were a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. holders of Pubco Ordinary Shares could be subject to adverse United States federal income tax consequences.

If Pubco is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder holds Pubco Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Based on the projected composition of Pubco’s income and assets, including goodwill, and the fact that Pubco is not yet producing revenue from its active operations, Pubco may be classified as a PFIC for its taxable year that includes the date of the Merger or in the foreseeable future. There can be no assurance that Pubco will not be treated as a PFIC for any taxable year.

If Pubco were treated as a PFIC, a U.S. holder of Pubco Ordinary Shares or Public Warrants may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. Certain elections (including a qualified electing fund (“QEF”) or a mark-to-market election) may be available to U.S. holders of Pubco Ordinary Shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, but U.S. holders will not be able to make similar elections with respect to the Pubco Warrants. See the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Rules.”

If a United States person is treated as owning at least 10% of Pubco’s shares, such person may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Pubco’s shares, such person may be treated as a “United States shareholder” with respect to each of Pubco and its direct and indirect subsidiaries (“Pubco Group”) that is a “controlled foreign corporation.” If the Pubco Group includes one or more U.S. subsidiaries, under recently-enacted rules, certain of Pubco’s non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether Pubco is treated as a controlled foreign corporation (although there are currently proposed Treasury Regulations that may significantly limit the application of these rules). Immediately following the business combination, the Pubco Group will include a U.S. subsidiary.

A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income” and (in computing its “global intangible low-taxed income”) “tested income” and a pro rata share of the amount of U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Pubco cannot provide any assurances that it will assist holders in determining whether any of its non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations.

Future resales of Pubco’s Ordinary Shares and/or warrants may cause the market price of such securities to drop significantly, even if its business is doing well.

The Sponsor, I-Bankers, VMAC’s directors and officers, the SPAC Insiders and certain of Anghami’s shareholders will be granted certain rights, pursuant to the Amended and Restated Registration Rights Agreement, to require Pubco to register, in certain circumstances, the resale under the Securities Act of their Pubco Ordinary Shares or warrants held by them, subject to certain conditions, and to certain demand, piggy-back and shelf registration rights. The sale or possibility of sale of these Pubco Ordinary Shares and/or warrants could have the effect of increasing the volatility in Pubco Ordinary Share price or putting significant downward pressure on the price of Pubco Ordinary Shares and/or warrants.

Additionally, a significant portion of Pubco Ordinary Shares will be subject to a lock-up and restricted from immediate resale, however, upon expiration of their respective lock-up periods, the sale of Pubco Ordinary Shares or the perception that such sales may occur, could cause the market price of Pubco Ordinary Shares to drop significantly.

Pubco may issue additional Pubco Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of Pubco Ordinary Shares. Additionally, activities taken by existing VMAC stockholders to increase the likelihood of approval of the Business Combination Proposal and other proposals could have a depressive effect on Pubco Ordinary Shares.

VMAC may need to obtain additional financing to complete the Business Combination, either because the transaction requires more cash than is available from the proceeds held in its trust account or because it becomes obligated to redeem a significant number of public shares upon completion of the Business Combination, in which case Pubco may issue additional Pubco Ordinary Shares or other equity securities or incur debt in connection with the Business Combination. Pubco may also issue additional Pubco Ordinary Shares or other equity securities in the future in connection with, among other things, future capital raising and transactions and future acquisitions, without your approval in many circumstances.

Pubco’s issuance of additional Pubco Ordinary Shares or other equity securities would have the following effects:

•        Pubco’s existing shareholders’ proportionate ownership interest in Pubco may decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each previously outstanding Pubco Ordinary Share may be diminished; and

•        the market price of Pubco Ordinary Shares may decline.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding VMAC or its securities, the Founders and/or their affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such Pubco Ordinary Shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire or vote their shares in favor of the Business Combination Proposal. The purpose of such purchases and other transactions would be to increase the likelihood that the Business Combination Proposal is approved. Entering into any such arrangements may have a depressive effect on the Pubco Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase Pubco Ordinary Shares at a price lower than market and may therefore be more likely to sell the Pubco Ordinary Shares he, she or it owns, either prior to or immediately after the special meeting.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Nasdaq may not list Pubco’s securities, which could limit investors’ ability to make transactions in Pubco’s securities and subject Pubco to additional trading restrictions.

Pubco intends to apply to have its securities listed on Nasdaq upon consummation of the Business Combination. Pubco will be required to meet the initial listing requirements to be listed. Pubco may not be able to meet those initial listing requirements. Even if Pubco’s securities are so listed, it may be unable to maintain the listing of its securities in the future.

If Pubco fails to meet the initial listing requirements and Nasdaq does not list its securities and the related closing condition is waived by the parties, Pubco could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        a limited amount of news and analyst coverage on it; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma combined financial information is being provided to aid in the analysis of the financial aspects of the Proposed Transactions (as defined below). The following has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma combined statement of financial position as of December 31, 2020 combines the historical balance sheet of VMAC and statement of financial position of Anghami on a pro forma basis as if the Proposed Transactions, summarized below, had been consummated as of that date. The unaudited pro forma combined statement of comprehensive income combines the historical statement of comprehensive income of Anghami for the year ended December 31, 2020 and statement of operations of VMAC for the period from March 27, 2020 (inception) through December 31, 2020, giving effect to the transactions as if they had occurred as of the earliest period presented. This information should be read together with the audited financial statements of VMAC and related notes thereto, Anghami’s audited financial statements and related notes thereto, the sections entitled “VMAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Anghami’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined statement of financial position as of December 31, 2020 has been prepared using the following:

•        Anghami’s audited statement of financial position as of December 31, 2020, as included elsewhere in this proxy statement/prospectus; and

•        VMAC’s audited historical balance sheet as of December 31, 2020, as included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined statement of comprehensive income for the period ended December 31, 2020 has been prepared using the following:

•        Anghami’s audited statement of comprehensive income for the year ended December 31, 2020, as included elsewhere in this proxy statement/prospectus;

•        VMAC’s audited statement of operations for the period from March 27, 2020 (inception) through December 31, 2020, as included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined financial information has been presented for informational purposes only and is not necessarily indicative of what Pubco’s actual financial position or results of operations would have been had the Proposed Transactions been completed as of the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of Pubco.

The unaudited pro forma adjustments are based on information currently available. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the unaudited pro forma combined financial information. As the unaudited pro forma combined financial information has been prepared based on preliminary estimates, the final amounts recorded may differ materially from the information presented. As a result, this unaudited pro forma combined financial information should be read in conjunction with the historical financial information included elsewhere in the proxy statement/prospectus.

Description of the Proposed Transactions

On March 3, 2021, VMAC, Anghami, Pubco, Vistas Merger Sub and Anghami Merger Sub entered into the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination fee provisions and other terms relating to the mergers and the other transactions contemplated thereby. The key steps, in sequential order are (i) VMAC will merge with and into Vistas Merger Sub, with VMAC surviving the merger and continuing as a subsidiary of Pubco, with each outstanding share of VMAC converting into the right to receive one share of Pubco and each outstanding warrant of VMAC converting into warrants to purchase

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Pubco Ordinary Shares on the same terms, and (ii) Anghami will merge with and into Anghami Merger Sub, with Anghami surviving the merger and continuing as a subsidiary of Pubco and Anghami’s shareholders receiving Pubco Ordinary Shares and, if applicable, the payment of cash (together the “Proposed Transactions”). Upon consummation of the Proposed Transactions, shareholders of VMAC and Anghami will become shareholder of Pubco. For more information about the Business Combination, please see the section entitled “The Business Combination Agreement.”

Accounting for the Proposed Transactions

The exchange of Anghami’s shares for Pubco’s shares will be accounted for as a transaction under common control in accordance with IFRS. The exchange of VMAC’s shares for Pubco’s shares will be accounted for as a “reverse acquisition” in accordance with IFRS. Under this method of accounting, VMAC will be treated as the “acquired” company for financial reporting purposes.

This determination was primarily based on the assumptions that Anghami’s shareholders will hold a majority of the voting power of the Combined Company, Anghami’s operations will substantially comprise the ongoing operations of the Combined Company, Anghami’s designees are expected to comprise a majority of the governing body of the Combined Company, and Anghami’s senior management will comprise the senior management of the Combined Company.

Accordingly, for accounting purposes, the exchange of VMAC’s shares for Pubco shares will be treated as the equivalent of Pubco issuing shares for the net assets of VMAC, accompanied by a recapitalization. It has been determined that VMAC is not a business under IFRS, hence the transaction is accounted for within the scope of IFRS 2 (“share-based payment”).

In accordance with IFRS 2, the difference in the fair value of Pubco’s equity instruments deemed issued to VMAC shareholders over the fair value of identifiable net assets of VMAC represents a service for listing, and is accounted for as a share-based payment which is expensed as incurred. The net assets of the Combined Company will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the exchange of VMAC’s shares for Pubco’s shares will be deemed to be those of Pubco.

Basis of Pro Forma Presentation

The adjustments presented in the unaudited pro forma combined financial information have been identified and presented to provide an understanding of the Combined Company upon consummation of the Proposed Transactions for illustrative purposes.

The following unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Anghami has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma combined financial information.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. The unaudited pro forma combined financial information should not be relied upon as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the Combined Company will experience. Anghami and VMAC have not had any historical relationship prior to the Proposed Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The historical financial information of VMAC has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma combined financial information. No adjustments were required to convert VMAC financial statements from U.S. GAAP to IFRS except to reclassify VMAC change in fair value of warrants liability to finance income to align with IFRS presentation. This did not impact net income.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

The unaudited pro forma combined financial information has been prepared assuming two redemption scenarios as follows:

1.      Assuming No Redemptions: This presentation assumes that no VMAC stockholders exercise redemption rights with respect to their shares of VMAC Class A Common Stock upon consummation of the Business Combination and $40,000,000 in proceeds from the PIPE;

2.      Assuming Maximum Redemptions: This presentation assumes that VMAC stockholders exercise their redemption rights with respect to 9,500,000 shares of VMAC Class A Common Stock upon consummation of the Business Combination at a redemption price of approximately $10 per share. The maximum redemption amount assumes that there is a minimum of $45,000,001 of cash held either in or outside of the trust account, including the aggregate amount of any proceeds from the PIPE, after giving effect to the payments to redeeming stockholders and before considering transaction fees. The maximum redemption scenario includes all adjustments contained in the no redemption scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

Included in the shares outstanding and weighted average shares outstanding as presented in the unaudited pro forma combined financial information are an aggregate of [14,171,716] Pubco Ordinary Shares to be issued to Anghami’s shareholders under the no redemption scenario and 18,000,000 Pubco Ordinary Shares to be issued to Anghami’s shareholders under the maximum redemption scenario.

Pursuant to the Business Combination Agreement, Anghami Shareholders are entitled to receive cash consideration only if the available cash (as further described below) exceeds $50,000,000, in which case the cash consideration will be calculated as the lesser of (i)(A) such available cash minus the outstanding indebtedness of Pubco for borrowed money with a maturity date of more than one year as of the Closing multiplied by (B) 0.3, or (ii) the available cash minus such indebtedness referred to in clause (i)(A) above minus $50,000,000 (the “Cash Consideration”). The available cash at Closing will be calculated by (i) adding the amount available to be released from VMAC’s trust account, after taking into account redemptions by VMAC’s stockholders, in addition to any cash or cash equivalents of VMAC and the net proceeds of private placements of shares of VMAC common stock to occur immediately prior to the Closing and (ii) subtracting transaction expenses of VMAC and Anghami related to the Proposed Transaction.

The following table summarizes the pro forma number of Pubco Ordinary Shares outstanding, by source, under the two alternative scenarios presented above (in each case, without giving effect to (i) Pubco Warrants that will remain outstanding immediately following the Proposed Transactions and may be exercised thereafter or (ii) any options that will be outstanding upon completion of the Proposed Transactions under the Pubco incentive plan, but including the VMAC Class B Common Stock, which at the Closing will convert into 2,500,000 Pubco Ordinary Shares):

	Assuming No Redemptions		Assuming Maximum Redemptions
	Number of Shares(1)	% of Shares	Number of Shares(1)	% of Shares
VMAC’s Public Stockholders	10,000,000	31.76%	500,000	1.94%
VMAC’s Initial Stockholders and Holders of Private Placement Units and Representative Shares	2,830,000	8.99%	2,830,000	10.96%
PIPE investors(2)	4,000,000	12.70%	4,000,000	15.49%
Anghami Shareholders(3)	14,171,716	45.01%	18,000,000	69.73%
Share based payments(4)	485,000	1.54%	485,000	1.88%
Total	31,486,716	100.00%	25,815,000	100.00%

____________

(1)      Excludes Pubco Ordinary Shares issuable upon the exercise of 11,445,000 Pubco warrants to be outstanding upon completion of the Proposed Transactions.

(2)      Includes 4,000,000 Pubco Ordinary Shares held by VMAC PIPE investors.

(3)      Based on estimated price of $10.00 per share.

(4)      Relates to transaction costs due to SHUAA and deNovo Corporate Advisors, intended to be settled in shares issued.

All numbers given below are in US dollars except as indicated otherwise. Certain amounts that appear in this section may not sum due to rounding.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Unaudited Pro Forma Combined Statement of Financial Position as of December 31, 2020
(in U.S. dollars)

						Assuming No Redemptions					Assuming Maximum Redemptions
	Historical Anghami		Historical VMAC		Notes	Pro forma adjustments		Pro forma Combined		Notes	Pro forma adjustments		Pro forma Combined
	$		$			$		$			$		$
Assets
Non-Current
Property and equipment		268,053		—			—		268,053			—		268,053
Intangible assets		1,576,002		—			—		1,576,002			—		1,576,002
Right-of-use assets		254,653		—			—		254,653			—		254,653
Cash held in Trust Account		—		100,049,603	(A)		(100,049,603)		—	(A)		(100,049,603)		—
Non-current Assets		2,098,708		100,049,603					2,098,708					2,098,708

Current
Trade and other receivables		4,824,189		—			—		4,824,189			—		4,824,189
Due from related parties		447,241		—			—		447,241			—		447,241
Contract assets		1,272,390		—			—		1,272,390			—		1,272,390
Cash and bank balances		5,614,770		709,879	(A)		100,049,603		94,786,407	(A)		100,049,603		38,022,128
					(B)		40,000,000			(B)		40,000,000
					(D)		(155,000)			(D)		(155,000)
					(E)		(38,282,845)			(H)		(95,047,123)
					(J)		(13,150,000)			(J)		(13,150,000)
Current Assets		12,158,590		709,879					101,330,227					44,565,948
Total Assets		14,257,298		100,759,482					103,428,935					46,664,656

Liabilities
Non-Current
Provision for employees’ end-of-service benefits		131,109		—			—		131,109			—		131,109
Convertible notes		5,106,092		—	(C)		(5,106,092)		—	(C)		(5,106,092)		—
Derivative warrant liabilities		—		10,278,450	(L)		136,500		10,414,950	(L)		136,500		10,414,950
Lease liabilities		240,199		—			—		240,199			—		240,199
Deferred tax liabilities		17,898		—			—		17,898			—		17,898
Non-current Liabilities		5,495,298		10,278,450					10,804,156					10,804,156

Current
Trade and other payables		14,409,807		155,000	(D)		(155,000)		14,409,807	(D)		(155,000)		14,409,807
Contract liabilities		2,306,502		—			—		2,306,502			—		2,306,502
Convertible notes		7,629,743		—	(C)		(7,629,743)		—	(C)		(7,629,743)		—
Amount due to related parties		1,885,132		—			—		1,885,132			—		1,885,132
Income tax payables		358,016		—			—		358,016			—		358,016
Bank overdrafts		6,459		—			—		6,459			—		6,459
Lease liabilities		79,214		—			—		79,214			—		79,214
Current Liabilities		26,674,873		155,000					19,045,130					19,045,130
Total Liabilities		32,170,171		10,433,450					29,849,286					29,849,286

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Unaudited Pro Forma Combined Statement of Financial Position As of December 31, 2020

						Assuming No Redemptions					Assuming Maximum Redemptions
	Historical Anghami		Historical VMAC		Notes	Pro forma adjustments		Pro forma Combined		Notes	Pro forma adjustments		Pro forma Combined
	$		$			$		$			$		$
Commitments and Contingencies
Common stock subject to possible redemption		—		85,326,031	(F)		(85,326,031)		—	(H)		(85,326,031)		—

Shareholders Equity
Anghami
Share capital		30,093		—	(C)		737		—	(C)		737		—
					(E)		(30,830)			(E)		(30,830)
Share premium		25,050,823		—	(C)		12,735,098		—	(C)		12,735,098		—
					(E)		(37,785,921)			(E)		(37,785,921)
Share-based payment reserves		2,361,094		—	(E)		(2,361,094)		—	(E)		(2,361,094)		—
Other reserves		(269,033)		—	(E)		269,033		—	(E)		269,033		—
Accumulated losses		(44,228,530)		—	(E)		44,228,530		—	(E)		44,228,530		—
Non-controlling interest		(857,320)		—	(E)		857,320		—	(E)		857,320		—

VMAC
Class A share capital		—		180	(E)		(180)		—	(E)		(180)		—
Class B share capital		—		250	(G)		(250)		—	(G)		(250)		—
Additional paid-in capital		—		4,057,934	(E)		(4,057,934)		—	(E)		(4,057,934)		—
Accumulated earnings		—		941,637	(E)		(941,637)		—	(E)		(941,637)		—

Pubco
Ordinary share capital		—		—	(B)		400		3,149	(B)		400		2,582
					(E)		1,417			(E)		1,800
					(E)		180			(E)(H)		33
					(F)		853			(H)		50
					(G)		250			(G)		250
					(K)		49			(K)		49
Share premium reserve		—		—	(B)		39,999,600		153,602,621	(B)		39,999,600		96,886,033
					(E)		30,830			(E)		30,830
					(E)		37,785,921			(E)		37,785,921
					(E)		37,972,552			(E)		38,019,292
					(E)		4,057,934			(E)		4,057,934
					(F)		85,325,177			(H)		(9,720,996)
					(E)		(38,282,845)			(J)		(13,150,000)
					(J)		(13,150,000)			(K)		(49)
					(K)		(49)			(L)		(136,500)
					(L)		(136,500)
Share-based payment reserves		—		—	(E)		2,361,094		2,361,094	(E)		2,361,094		2,361,094
Other reserves		—		—	(E)		(269,033)		(269,033)	(E)		(269,033)		(269,033)
Accumulated losses		—		—	(E)		(44,228,530)		(81,260,862)	(E)		(44,228,530)		(81,307,985)
					(E)		(37,973,969)			(E)		(38,021,092)
					(E)		941,637			(E)		941,637
Non-controlling interest		—		—	(E)		(857,320)		(857,320)	(E)		(857,320)		(857,320)
Total shareholders’ equity		(17,912,873)		5,000,001					73,579,649					16,815,370
Total Liabilities and Shareholders’ Equity		14,257,298		100,759,482					103,428,935					46,664,656

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Unaudited Pro Forma Combined Statement of Comprehensive Income For the year ended December 31, 2020
(in U.S. dollars, except share data)

	Historical Anghami		Historical VMAC		Notes	IFRS conversion and presentation alignment	Notes	Assuming No Redemptions				Notes	Assuming Maximum Redemptions
								Pro forma adjustments		Pro forma Combined			Pro forma adjustments		Pro forma Combined
	$		$					$		$			$		$
Revenue from contracts with customers		30,518,356		—		—			—		30,518,356			—		30,518,356
Cost of revenue		(22,346,521)		—		—			—		(22,346,521)			—		(22,346,521)
Gross Profit		8,171,835		—							8,171,835					8,171,835

Selling and marketing expenses		(5,284,152)		—		—			—		(5,284,152)			—		(5,284,152)
General and administrative expenses		(5,435,996)		(576,316)		—	(E)		(37,973,969)		(43,986,281)	(E)		(38,021,092)		(44,033,403)
Operating Loss		(2,548,313)		(576,316)							(41,098,598)					(41,145,720)

Finance costs		(1,764,682)		—		—			—		(1,764,682)			—		(1,764,682)
Finance income		137,397		49,603	(1)	1,468,350	(I)		(49,603)		1,605,747	(I)		(49,603)		1,605,747
Other income		60,497		—		—			—		60,497			—		60,497
Foreign exchange loss, net		(1,126,851)		—		—			—		(1,126,851)			—		(1,126,851)
Change in fair value of warrant liabilities		—		1,468,350	(1)	(1,468,350)			—		—			—		—
(Loss)/income before tax		(5,241,952)		941,637							(42,323,887)					(42,371,009)

Income tax expense		(501,238)		—		—			—		(501,238)			—		(501,238)

Total comprehensive (loss)/income for the period		(5,743,190)		941,637							(42,825,125)					(42,872,247)

Attributable to:
Equity holders of the parent		(5,585,948)		941,637		—			(38,023,572)		(42,667,883)			(38,070,695)		(42,715,005)
Non-controlling interests		(157,242)		—		—			—		(157,242)			—		(157,242)
Total comprehensive (loss)/income for the period		(5,743,190)		941,637							(42,825,125)					(42,872,247)
Weighted average share outstanding – basic and diluted		81,823		4,297,397							31,486,716					25,815,000
Basic and diluted net income/(loss) per share		(68.27)		0.22							(1.36)					(1.65)

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

IFRS Adjustments and Reclassifications

The historical financial information of VMAC for the year ended December 31, 2020 was prepared in accordance with U.S. GAAP, and has been adjusted to give effect to the differences between U.S. GAAP and IFRS.

The IFRS adjustments and reclassifications included in the unaudited pro forma combined statement of comprehensive income for the year ended December 31, 2020 are as follows:

(1)    Reflects the reclassification adjustments to align VMAC historical financial statements balances with the presentation of Anghami’s historical financial statements. This reclassification has no impact on net income.

Transaction Accounting Adjustments to unaudited pro forma combined financial information

(A)    Reflects the reclassification of $100,049,603 of cash and marketable securities held in the Trust Account that becomes available to fund the Proposed Transactions.

(B)    Reflects the proceeds received from the PIPE with the corresponding issuance of 4,000,000 Pubco Ordinary Shares, with a nominal value of $0.0001 per share, assuming stock price of $10.00 per share. The unaudited pro forma combined statement of financial position reflects this payment as an increase of cash and bank balances of $40,000,000 with a corresponding increase to ordinary share capital of $400 and increase to share premium reserve of $39,999,600.

(C)    Represents the conversion of Anghami’s convertible notes into ordinary shares in Anghami immediately prior to Closing. $12,735,835 converted to 7,367 shares reflected as an increase in $737 share capital and $12,735,098 share premium.

(D)    Reflects the payment of $155,000 deferred fees, which results in a decrease in Cash and bank balances with a corresponding decrease in trade and other payables.

(E)    To reflect the recapitalization of Anghami through:

(i)     The contribution of all the aggregate share capital, share premium, share-based payment reserves, other reserves, accumulated losses and non-controlling interest (post considering the conversion of Anghami’s convertible notes into ordinary shares) in Anghami to Pubco of $30,830, $37,785,921, $2,361,094, $(269,033), $(44,228,530), and $(857,320).

(ii)    The issuance of 14,171,716 Pubco Ordinary Shares and payment of secondary cash component of $38,282,845 in the no redemption scenario, and 18,000,000 in the maximum redemption scenario, Pubco Ordinary Shares to Anghami Shareholders is recorded as an increase in Pubco ordinary share capital of $1,417, and an increase in Pubco share premium reserve of $37,972,552 in the no redemption scenario and an increase in Pubco ordinary share capital of $1,800, and an increase in Pubco share premium reserve of $38,019,292 in the maximum redemption scenario.

(iii)   The elimination of the historical VMAC Class A share capital of $180, additional paid-in capital of $4,057,934 and accumulated earnings of $941,637.

(iv)   The fair value of the share consideration and the excess of the fair value of the shares issued over the value of the net monetary assets acquired in the Proposed Transactions under each scenario as follows:

—Assuming no redemptions: Fair value of share consideration of $168,300,000 and a $37,973,969 excess over the value of the net monetary assets acquired.

—Assuming maximum redemptions: Fair value of share consideration of $73,300,000 and a $38,021,092 excess over the value of the net monetary assets acquired.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Under IFRS 2, this excess amount is recognized as a loss on the unaudited pro forma combined statement of comprehensive income.

(F)    Reflects the reorganization between VMAC and Pubco with Pubco as the surviving entity. The reorganization is the first step to be completed as part of the Proposed Transactions and the VMAC Stockholders will surrender all VMAC Class A Common Stock in exchange for the same number of Pubco Ordinary Shares. VMAC Class A Stockholders will receive Pubco Ordinary Shares and VMAC Warrant holders will receive Pubco Warrants on a one for one basis. Due to the fact that the equity is exchanged on a one for one basis, there is no impact on the Combined Company financial information with the exception of the reclassification of the VMAC Class A Common Stock subject to redemption of $85,326,031 from liabilities to equity. The unaudited pro forma combined statement of financial position reflects this reclassification as a decrease of common stock subject to possible redemption of $85,326,031 and an increase to Pubco ordinary share capital of $853 with a corresponding increase to Pubco share premium reserve of $85,325,177.

(G)    Reflects the net adjustment in respect of VMAC Class B Common Stock in relation to the reorganization between VMAC and Pubco and the Proposed Transactions. Upon completion of the reorganization between VMAC and Pubco, all VMAC Class B Common Stock will be surrendered in exchange for the same number of Pubco ordinary shares. The unaudited pro forma combined statement of financial position reflects these adjustments as a reduction to VMAC Class B share capital of $250 with a corresponding increase to Pubco ordinary share capital of $250.

(H)    Reflects the maximum redemption of 9,500,000 VMAC Class A Common Stock for aggregate redemption payments of $95,047,123. The cash available to fund the maximum redemption scenario includes the funds available in the trust account provided that the closing cash is a minimum of $40,000,000 per the Business Combination Agreement. The unaudited pro forma combined statement of financial position reflects this payment as a reduction to cash and bank balances of $95,047,123 with a corresponding decrease in Common stock subject to possible redemption of $85,326,031, a decrease in Pubco ordinary share capital of $97, and decrease in Pubco share premium reserve of $9,720,996.

(I)     Reflects the elimination of interest income related to the marketable securities held in the Trust Account.

(J)     Represents preliminary estimated transaction costs to be incurred by Anghami and VMAC of approximately $13,150,000, inclusive of advisory, banking, printing, legal, and accounting fees that are incurred as a part of the Business Combination and equity issuance costs that are specifically incremental costs directly attributable to the Business Combination that are capitalized into Share premium. The unaudited pro forma condensed combined statement of financial position reflects these costs as a reduction of cash and bank balances of $13,150,000 with a corresponding offset of $13,150,000 to additional share premium reserve.

(K)    Represents preliminary estimated transaction costs to be incurred by Anghami and VMAC of approximately $4,850,000 settled through the issuance of shares. This transaction cost relates to advisory and banking fees that are incurred as a part of the Business Combination and equity issuance costs that are specifically incremental costs directly attributable to the Business Combination that are capitalized into Share premium. The unaudited pro forma condensed combined statement of financial position reflects these costs as an increase to Pubco ordinary share capital of $48.5 with a corresponding net offset of $48.5 to additional share premium reserve.

(L)    Represents preliminary estimated transaction costs to be incurred by Anghami and VMAC of approximately $136,500 settled through the issuance of warrants. This transaction cost relates to advisory and banking fees that are incurred as part of the Business Combination and equity issuance costs that are specifically incremental costs directly attributable to the Business Combination that are capitalized into Share premium. The unaudited pro forma condensed combined statement of financial position reflects this cost as an increase to derivative warrant liabilities of $136,500 with a corresponding offset of $136,500 to additional share premium reserve.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA COMPARATIVE PER SHARE DATA

The following table sets forth: (i) the historical comparative share information of VMAC for the period from March 27, 2020 (inception) through December 31, 2020 on a stand-alone basis; (ii) the historical comparative share information of Anghami for the year ended December 31, 2020 on a stand-alone basis; and (iii) pro forma combined per share information after giving effect to the transaction, assuming two redemption scenarios as follows:

1.      Assuming No Redemptions:    This presentation assumes that no VMAC stockholders exercise redemption rights with respect to their shares of VMAC Class A Common Stock upon consummation of the Business Combination and $40,000,000 proceeds from the PIPE;

2.      Assuming Maximum Redemptions:    This presentation assumes that VMAC stockholders exercise their redemption rights with respect to 9,500,000 shares of VMAC Class A Common Stock upon consummation of the Business Combination at a redemption price of approximately $10 per share. The maximum redemption amount is derived so that there is a minimum of $45,000,001 of cash held either in or outside of the trust account, including the aggregate amount of any proceeds from the PIPE, after giving effect to the payments to redeeming stockholders and before considering transaction fees.

The weighted average shares outstanding and net earnings per share information reflect the transactions as if it had occurred on January 1, 2020.

This information is only a summary and should be read together with the audited financial statements of VMAC and related notes thereto, Anghami audited consolidated financial statements and the related notes thereto included elsewhere in this proxy statements/prospectus. The unaudited pro forma combined per share data of VMAC and Anghami is derived from, and should be read in conjunction with, the section entitled “Unaudited Pro Forma Combined Financial Information” and related notes thereto included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined net loss per share information below does not purport to represent the net loss per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period.

The following table is also based on the assumption that there are no adjustments for the outstanding public and private placement warrants as such securities are not exercisable until the later of: (i) 30 days after the completion of VMAC’s initial business combination, and (ii) 12 months from the closing of VMAC’s IPO. The warrants expire five years after completion of VMAC’s initial business combination.

All numbers given below are in US dollars except as indicated otherwise. Certain amounts that appear in this section may not sum due to rounding.

Unaudited Pro Forma Comparative Per Share Data for the year ended December 31, 2020	Historical VMAC	Historical Anghami	Pro forma assuming no redemptions	Pro forma assuming maximum redemptions
	$	$	$	$
Net loss attributable to equity holders of the parent	941,637	(5,585,948)	(42,667,883)	(42,715,005)
Weighted average shares outstanding – basic and diluted	4,297,397	81,823	31,486,716	25,815,000
Basic and diluted net income / (loss) per share	0.22	(68.27)	(1.36)	(1.65)

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

THE SPECIAL MEETING OF VMAC STOCKHOLDERS

The VMAC Special Meeting

VMAC is furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by its board of directors for use at the special meeting of stockholders to be held on             , 2021, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to VMAC’s stockholders on or about             , 2021. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the special meeting of stockholders.

Date, Time and Place of the Special Meeting

The special meeting of stockholders of VMAC will be held at              a.m., Eastern time, on             , 2021, at             , or such other date, time and place to which such meeting may be adjourned or postponed, for the purpose of considering and voting upon the proposals. The special meeting will be completely virtual.

Purpose of the Special Meeting

At the VMAC special meeting of stockholders, VMAC will ask the VMAC stockholders to vote in favor of the following proposals:

•        The Business Combination Proposal — a proposal to approve the adoption of the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.

•        The Nasdaq Proposal — a proposal to approve the issuance of more than 20% of the current total issued and outstanding shares VMAC Common Stock, for purposes of complying with the applicable Nasdaq Listing Rules.

•        The Stockholder Adjournment Proposal — a proposal to authorize the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based on the tabulated vote at the time of the special meeting, there are not sufficient votes to approve the Business Combination Proposal or the Nasdaq Proposal, or Public Stockholders have elected to redeem an amount of Public Shares such that the minimum available cash condition to the obligation to closing of the Business Combination would not be satisfied.

Recommendation of the VMAC Board of Directors

VMAC’s board of directors believes that each of the Business Combination Proposal, the Nasdaq Proposal and the Stockholder Adjournment Proposal to be presented at the special meeting is in the best interests of VMAC and its stockholders and unanimously recommends that its stockholders vote “FOR” each of the proposals.

In considering the recommendation of VMAC’s board of directors to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, the Sponsor and certain of VMAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. VMAC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, in recommending to stockholders that they approve the Business Combination and in agreeing to vote their shares in favor of the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        If the Business Combination with Anghami or another business combination is not consummated by November 11, 2021 (or by February 11, 2022 after applicable extension, or such later date that may be approved by VMAC’s stockholders), VMAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding VMAC public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsor and VMAC’s directors and officers, which were acquired for an aggregate purchase price of $25,000 prior to the IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $              based upon the closing price of $             per share on Nasdaq on             ,

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

2021. On the other hand, if the Business Combination is consummated, each outstanding share of VMAC Common Stock will be converted into the right to receive one share of Pubco pursuant to the Business Combination Agreement.

•        The Sponsor purchased 500,000 Private Placement Warrants from VMAC for $1.00 per Private Placement Warrant. This purchase took place on a private placement basis simultaneously with the consummation of the IPO. All of the proceeds VMAC received from these purchases were placed in the trust account. Such Private Placement Warrants had an aggregate market value of $              based upon the closing price of $              per warrant on Nasdaq on             , 2021. The VMAC Class A Common Stock underlying the Private Placement Warrants had an aggregate market value of $              based upon the closing price of $              per share on Nasdaq on             , 2021. The Private Placement Warrants and VMAC Class A Common Stock underlying the Private Placement Warrants will become worthless if VMAC does not consummate a business combination by November 11, 2021 (or by February 11, 2022 after applicable extension, or such later date that may be approved by VMAC’s stockholders). On the other hand, if the Business Combination is consummated, each outstanding warrant will be converted into the right to acquire the same number of Pubco Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the Closing.

•        VMAC’s Initial Stockholders and owners of Private Placement Warrants paid significantly less for their shares and warrants than other current stockholders and holders of warrants paid for their shares and warrants purchased in the IPO or in the open market thereafter. Prior to the consummation of the IPO, the Sponsor purchased 2,875,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.009 per share. Of these Founder Shares, 375,000 were forfeited by our Sponsor due to the underwriters’ not exercising the over-allotment option in connection with the IPO. Simultaneously with the consummation of the IPO, VMAC consummated the private sale of 500,000 Private Placement Warrants to the Sponsor, each of which entitles the holder to purchase one share of VMAC Class A Common Stock at an exercise price of $11.50 per share, at a price of $1.00 per warrant. Each outstanding Pubco Ordinary Share will have a target value at the time of the Business Combination of $10.00. If the Business Combination is consummated, based on the difference in the purchase price of $0.009 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, these initial stockholders and holders of Private Placement Warrants will be able, at a lower price per Pubco Ordinary Share, to recognize a greater return on their investment than stockholders or holders of warrants that purchased VMAC Common Stock or VMAC warrants in the IPO or in the open market thereafter. Furthermore, the Sponsor may earn a positive rate of return even if the price of the Pubco Ordinary Shares after the Closing falls below the price initially paid for the units in the IPO and the VMAC Stockholders may experience a negative rate of return following the Closing of the Business Combination.

•        If VMAC is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds is $             , comprised of (a) $              representing the market value of Founder Shares, (b) $              representing the market value of Private Placement Warrants and (c) $              of unpaid expenses incurred by the Sponsor and VMAC’s officers and directors and their affiliates. Certain VMAC directors and executive officers have indirect economic interests in the Private Placement Warrants and in the Founder Shares.

•        The Sponsor has agreed not to redeem any shares of VMAC Common Stock held by it in connection with a stockholder vote to approve a proposed initial business combination,

•        The VMAC Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if VMAC fails to complete an initial business combination by November 11, 2021 (or by February 11, 2022 after applicable extension, or such later date that may be approved by VMAC’s stockholders),

•        The potential continuation of certain of VMAC’s directors and officers as directors or officers of Pubco.

•        The continued indemnification of current directors and officers of VMAC and the continuation of directors’ and officers’ liability insurance after the Business Combination.

•        The Sponsor has agreed to loan VMAC up to $300,000 in the aggregate, to be used for a portion of the expenses of the Public Offering. The Sponsor also agreed to loan an additional $1,000,000 in connection with its funding of the extension payment to extend the period of time that VMAC has to consummate its initial business combination by three months to November 11, 2021. The loans are non-interest bearing and unsecured.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

•        VMAC’s second amended and restated certificate of incorporation contains a waiver of the corporate opportunity doctrine, and there could have been business combination targets that have been appropriate for a combination with VMAC but were not offered due to a VMAC director’s duties to another entity. VMAC does not believe that the waiver of the corporate opportunity doctrine in its second amended and restated certificate of incorporation interfered with its ability to identify an acquisition target.

Record Date and Voting

You will be entitled to vote or direct votes to be cast at the special meeting of stockholders if you owned shares of VMAC Common Stock at the close of business on             , 2021, which is the record date for the special meeting of stockholders. You are entitled to one vote for each share of VMAC Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were [ ] shares of VMAC Common Stock outstanding, of which [ ] are shares of VMAC Class A Common Stock and [ ] are VMAC Class B Common Stock held by VMAC’s Initial Stockholders and [ ] outstanding Public Warrants.

VMAC’s Sponsor, officers and directors have agreed to vote all of their VMAC Class B Common Stock and any Public Shares acquired by them in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. VMAC’s issued and outstanding warrants do not have voting rights at the special meeting of stockholders.

Voting Your Shares

Each share of VMAC Common Stock that you own in your name entitles you to one vote on each of the proposals for the special meeting of stockholders. Your one or more proxy cards show the number of shares of VMAC Common Stock that you own.

If you are a holder of record, there are two ways to vote your shares of VMAC Common Stock at the special meeting of stockholders:

•        You can vote by completing, signing and returning the enclosed proxy card(s) in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the applicable special meeting(s). If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of VMAC Common Stock will be voted as recommended by VMAC’s board of directors. With respect to proposals for the special meeting of stockholders, that means: “FOR” the Business Combination Proposal, “FOR” the Nasdaq Proposal, and “FOR” the Stockholder Adjournment Proposal.

•        You can attend the special meeting and vote virtually. However, if your shares of VMAC Common Stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of VMAC Common Stock.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of VMAC Common Stock, you may contact VMAC’s proxy solicitor:

[___________]
[ ]
New York, NY [ ]
Telephone: (###) ### -####
Banks and brokers: (###) ###-####
Email: [ ]@[ ].com

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Quorum and Vote Required for the Proposals

A quorum of VMAC’s stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting of stockholders if a majority of the VMAC Common Stock outstanding and entitled to vote at the meeting is represented in person or by proxy.

The approval of the Business Combination Proposal requires the affirmative vote of the holders of at least a majority of all then outstanding shares of VMAC Common Stock entitled to vote thereon at the special meeting of stockholders. Accordingly, a VMAC stockholder’s failure to vote by proxy or to vote in person at the special meeting of stockholders, or an abstention from voting, will have the same effect as a vote “AGAINST” the Business Combination Proposal.

Each of the Nasdaq Proposal and the Stockholder Adjournment Proposal, if presented, requires the affirmative vote of the holders of a majority of the shares of VMAC Common Stock that are voted thereon at the special meeting of stockholders. Accordingly, a VMAC stockholder’s failure to vote by proxy or to vote in person at the special meeting, or an abstention from voting, will have no effect on the outcome of any vote on the Nasdaq Proposal or the Stockholder Adjournment Proposal.

Abstentions

Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. VMAC believes the proposals presented to its stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction.

Abstentions will be counted for purposes of determining the presence of a quorum at the special meeting of VMAC stockholders. Abstentions will have the same effect as a vote “AGAINST” the Business Combination Proposal and no effect on the Nasdaq Proposal or the Stockholder Adjournment Proposal. No broker non-votes are expected as there are no routine items.

Revocability of Proxies

If you have submitted a proxy to vote your shares and wish to change your vote, you may do so by delivering a later-dated, signed proxy card to [___________], VMAC’s proxy solicitor, prior to the date of the special meeting or by voting in person at the special meeting. Attendance at the special meeting alone will not change your vote. You also may revoke your proxy by sending a notice of revocation to: [___________], [address], provided such revocation is received prior to the vote at the special meeting of stockholders.

Redemption Rights

Pursuant to the VMAC Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less franchise and income taxes payable, calculated as of two business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of VMAC’s IPO as of two business days prior to the consummation of the Business Combination, less franchise and income taxes payable, upon the consummation of the Business Combination. For illustrative purposes, based on funds in the trust account of approximately $101,071,849.66 on September 21, 2021, the estimated per share redemption price would have been approximately $10.107.

Redemption rights are not available to holders of warrants in connection with the Business Combination.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

In order to exercise your redemption rights, you must, prior to 4:30 p.m., Eastern time, on             , 2021 (two business days before the special meeting), both:

•        Submit a request in writing that VMAC redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, VMAC’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
Attention: Isaac Kagan
Email: ikagan@continentalstock.com

•        Deliver your public shares either physically or electronically through DTC to VMAC’s transfer agent. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent. It is VMAC’s understanding that stockholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, VMAC does not have any control over this process and it may take longer than one week. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with VMAC’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to VMAC’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that VMAC’s transfer agent return the shares (physically or electronically). You may make such request by contacting VMAC’s transfer agent at the phone number or address listed above.

Each redemption of Public Shares by the Public Stockholders will decrease the amount in the Trust Account. In no event, however, will VMAC redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon completion of the Business Combination.

Prior to exercising redemption rights, stockholders should verify the market price of their VMAC Class A Common Stock as they may receive higher proceeds from the sale of their VMAC Class A Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. VMAC cannot assure you that you will be able to sell your shares of VMAC Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in VMAC Class A Common Stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of VMAC Class A Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption.

If the Business Combination Proposal is not approved and VMAC does not consummate an initial business combination by February 11, 2022 after applicable extension, or amend the VMAC Charter to extend the date by which VMAC must consummate an initial business combination, it will be required to dissolve and liquidate and the VMAC Warrants will expire worthless.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of shares of VMAC Common Stock or VMAC Warrants in connection with the Business Combination.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Solicitation of Proxies

VMAC will pay the cost of soliciting proxies for the special meeting. VMAC has engaged [______________] to assist in the solicitation of proxies for the special meeting. VMAC has agreed to pay [__________] a fee of $[  ]. VMAC will reimburse [__________] for reasonable out-of-pocket expenses and will indemnify [__________] and its affiliates against certain claims, liabilities, losses, damages and expenses. VMAC also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of VMAC Common Stock for their expenses in forwarding soliciting materials to beneficial owners of VMAC Common Stock and in obtaining voting instructions from those owners. VMAC’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Stock Ownership

As of the record date, the Initial Stockholders beneficially own an aggregate of about 19.5% of the outstanding shares of VMAC Common Stock. VMAC’s Sponsor, officers and directors have agreed to vote all of their VMAC Class B Common Stock and any Public Shares acquired by them in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

THE BUSINESS COMBINATION

The Background of the Business Combination

The terms of the Business Combination are the result of negotiations between representatives of VMAC and Anghami. The following is a brief description of the background of these negotiations and the resulting Business Combination.

VMAC is a blank check company formed under the laws of the State of Delaware on March 27, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While VMAC may pursue a business combination with a private or public target in any business, industry or geographic location, we have focused on opportunities to capitalize on the ability of our management team, particularly our executive officers, to identify, acquire and operate a business in the technology, media and telecommunications (“TMT”) industries. The proposed Business Combination with Anghami is the result of an extensive search for a potential business combination using the investing and operating experience of VMAC’s board of directors and management team. The terms of the Business Combination are the result of arm’s-length negotiations between representatives of VMAC and Anghami. The following is a brief discussion of the background of these negotiations, the Business Combination and related transactions.

On August 11, 2020, VMAC consummated its IPO of 10,000,000 units at a price of $10.00 per unit, generating gross proceeds of $100,000,000, with each unit consisting of one share of Class A common stock and one public warrant. Simultaneously with the closing of the IPO, VMAC consummated the sale of an aggregate of 548,610 private placement warrants to the Sponsor at a price of $1.00 per warrant, generating gross proceeds of $548,610. In addition, VMAC issued 35,000 Representative Shares, at a price of $0.01 per share, and 500,000 Representative Warrants to I-Bankers (and/or its designees) in a private placement simultaneously with the closing of the IPO.

Prior to the consummation of the IPO, neither VMAC, nor anyone on its behalf, had selected any business combination target or initiated any substantive discussions, directly or indirectly, with respect to identifying any business combination target.

After the IPO, VMAC’s officers and directors commenced an active search for prospective businesses or assets to acquire in the initial business combination. In the prospectus for the IPO, VMAC identified the following general criteria and guidelines that it believed would be important in evaluating acquisition opportunities, although it indicated that it may decide to enter an initial business combination with a target business that does not meet these criteria and guidelines. VMAC intended to acquire companies or assets that it believed had the following attributes:

•        a proven and experienced existing management team that is eager to take advantage of the experience and expertise that our management team brings with it;

•        high growth trajectories within the media and entertainment industry that are driven by competitive advantages that can be accelerated through a partnership with us;

•        within digital content production and distribution (e.g. OTT and video on demand), digital animation and visual effects and media technology businesses, which have benefited from the digitalization of media around the world;

•        management teams with the appetite and ability to execute various strategic initiatives, with an emphasis on those focused on creating shareholder value;

•        have diligent compliance and reporting processes, and financial controls in place and are thus prepared for the regulatory requirements of a public entity;

•        have the vision to take advantage of and appreciate the benefits of operating as a publicly-traded entity, including broader access to capital, liquidity for employee compensation and potential acquisitions, and expanded branding in the marketplace;

•        have multiple and diverse potential drivers of revenue and earnings growth. We intend to acquire one or more businesses that have the potential to generate strong and stable free cash flow; and

•        a decent market share and growth potential in the segments in which they operate, but available at a discount to valuation given the current economic environment due to the impact of COVID-19.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

As disclosed in VMAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and filed with the SEC on April 15, 2021, as amended by Amendment No. 1 filed with the SEC on May 24, 2021, these criteria were not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination was to be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management deemed relevant.

During the search process from the consummation of VMAC’s IPO through the signing on the Business Combination Agreement on March 3, 2021, VMAC reviewed self-generated ideas, explored ideas with I-Bankers, representatives of VMAC contacted, and were contacted by, a number of individuals and entities with respect to business combination opportunities and engaged with many possible target businesses in discussions with respect to potential business combinations. As part of that process, VMAC considered approximately twenty-four potential business combination targets in a wide variety of industry sectors, engaged in discussions with representatives of over forty-five potential business combination targets and conducted analysis and due diligence on a significant subset thereof. From the date of the IPO through March 3, 2021, representatives of VMAC entered into approximately twelve non-disclosure or confidentiality agreements with potential business combination targets (including Anghami) and entered into one letter of intent with Anghami. No non-disclosure, confidentiality or other agreement entered into with any potential business combination target imposed any “standstill” or similar restrictions that would restrict either the business combination target or VMAC from proposing or pursuing a transaction. However, VMAC ultimately determined to abandon each of the alternative acquisition opportunities either because the target pursued an alternative business combination or strategy, or VMAC concluded that the target business would not be a suitable acquisition for it given the eight criteria listed above.

On August 12, 2020, Mr. Cherian, VMAC’s Chief Executive Officer, emailed Tahir Mahmood, Head of Business Development, Nasdaq Dubai that VMAC started trading on Nasdaq and was commencing its search for a company in the Global Media & Entertainment space.

On September 2, 2020, Mr. Mahmood introduced Mr. Cherian to Alexandre Halm, the Managing Director at deNovo Corporate Advisors (“deNovo”), and Mr. Cherian and Mr. Halm discussed the background of VMAC and the types of target companies it was seeking and size and scope of potential transaction.

On September 18, 2020, Mr. Halm told Mr. Cherian about Anghami and Mr. Cherian asked deNovo to conduct research on the company.

On September 21, 2020, deNovo met with Mr. Rabih Khoury of Middle East Venture Partners, the largest shareholder of Anghami, and spoke about VMAC [and interest].

On September 27, 2020, VMAC and deNovo entered into an engagement letter pursuant to which deNovo would act as an advisor to VMAC in connection with its business combination search.

On September 28, 2020, Mr. Cherian, Mr. Jawad Qasim of deNovo and Mr. Khoury of MEVP met via a Zoom call to discuss Anghami.

On September 28, 2020, Mr. Cherian provided details of Anghami to Mike McCrory, Mathew McCloskey and Cade Liu of I-Bankers, the underwriter of its IPO.

On September 30, 2020, VMAC and Anghami entered into a nondisclosure agreement pursuant to which VMAC would begin to receive confidential information of Anghami in its evaluation of a potential transaction.

Over the next several weeks, Anghami provided documents and other information to VMAC to facilitate VMAC’s preliminary due diligence review of the Anghami business and the management of Anghami and VMAC held frequent Zoom meetings to discuss the business and financial performance of Anghami.

From October 15, 2020 to October 20, 2020, Mr. Cherian visited Dubai and met with Anghami’s management and various board members and shareholders to discuss the potential transaction and plans for the Anghami business.

On October 23, 2020, Anghami provided VMAC and certain of its advisors with access to an electronic data room containing information relating to Anghami for VMAC’s due diligence review. VMAC’s representatives and advisors commenced an extensive due diligence investigations of Anghami, which continued through February 2021.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

On October 23, 2020, VMAC’s board of directors met with the management team, who provided information regarding Anghami and set up each board member with the Anghami data room access.

On October 29, 2020, VMAC’s board of directors and management team met via Zoom with Anghami’s management team and members from deNovo and MEVP.

On November 3, 2020, following several weeks of discussions, VMAC and Anghami entered into a letter of intent to pursue a potential business combination.

Following execution of the Letter of Intent (“LOI”), VMAC directed its advisors to commence extensive diligence on Anghami. In addition, between early November and January, several virtual meetings and teleconferences occurred that involved VMAC or its advisors and some that involved Anghami and its advisors. In general, these virtual meetings focused on diligence, discussions with respect to potential growth and support of Anghami’s business and the honing of the investor presentation to be utilized in connection with the prospective PIPE fundraising.

Following execution of the LOI, VMAC contacted SHUAA and another bank to act as placement agents for the PIPE. Between November 2020 and January 2021, VMAC negotiated the terms of the potential engagement of each bank and on January 20, 2021, VMAC formally engaged SHUAA to act as placement agent. VMAC ultimately selected SHUAA to act as placement agent because of, among other things, SHUAA’s expertise in Anghami’s industry and the strength of SHUAA’s capital markets practice in the Middle East. Following extensive investor outreach, SHUAA ultimately entered into a Subscription Agreement with VMAC to subscribe for $30 million in PIPE Shares for certain of its retail accounts.

Following the execution of the LOI, VMAC and Winston & Strawn LLP, its legal counsel (“Winston”) and Anghami and Norton Rose Fulbright US LLP (“Norton Rose”) held several discussions regarding the structure of the potential business combination and other preliminary transaction related matters. Once the structure was determined, Winston began work on an initial draft of the Business Combination Agreement. The first draft was delivered by Winston to Norton Rose on February 7, 2021. A revised draft of the Business Combination Agreement was provided by Norton Rose on February 15, 2021. Winston and Norton Rose then exchanged multiple drafts of the Business Combination Agreement prior to the execution thereof. The focus of negotiations related to the breadth and depth of both the representations and warranties, the interim operating covenants and whether or not to include adjustments to the consideration to be received by the Anghami shareholders for net capital, indebtedness and transaction expenses. Other key points of negotiation included the negotiation around the cash component of the consideration and the circumstances regarding potential adjustments to the cash consideration.

On February 17, 2021, VMAC’s board of directors held a video meeting to discuss the terms of the Business Combination Agreement and the other definitive agreements for the Business Combination between VMAC and Anghami and the PIPE. The VMAC board reviewed management’s valuation ascribed to Anghami in connection with the proposed business combination. Thereafter, Winston reviewed, among other things, the results of the legal diligence and the material terms of the proposed Business Combination. Following these presentations, F. Jacob Cherian reviewed for VMAC’s board of directors the strategic reasons for pursuing a business combination with Anghami. Thereafter, VMAC’s board of directors engaged in extensive discussion and deliberation. Following thorough discussion, VMAC’s board of directors determined to adjourn in order to afford directors more time to study the materials presented to VMAC’s board of directors and to review the proposed Business Combination Agreement and the other definitive agreements contemplated thereby.

On March 2, 2021, via action taken by written consent, VMAC’s board of directors unanimously approved the entry into the Business Combination Agreement and the other definitive agreements contemplated thereby.

On March 3, 2021, the parties entered into the Business Combination Agreement and the other definitive agreements contemplated thereby. Later that day, Anghami and VMAC issued a press release announcing the entry into the Business Combination Agreement.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VMAC’s Board of Directors’ Reasons for the Approval of the Business Combination

As described under “The Background of the Business Combination” above, VMAC’s board of directors, in evaluating the Business Combination, consulted with VMAC’s management and financial and legal advisors. In reaching its unanimous decision to approve the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, VMAC’s board of directors considered a range of factors, including, but not limited to, the factors discussed below. In light of the complexity of such factors, VMAC’s board of directors, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of VMAC’s board of directors may have given different weight to different factors.

The explanation of the reasons for the approval by VMAC’s board of directors of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, VMAC’s board of directors discussed the results of the due diligence conducted by VMAC’s management, and their advisors, which included:

•        review of Anghami’s material contracts, intellectual property, financial, tax, legal, real estate and accounting due diligence;

•        meetings and calls with the management team and advisors of Anghami regarding operations and forecasts;

•        consultations with Anghami’s management and legal and financial advisors;

•        Anghami’s audited and unaudited financial statements;

•        financial review and analysis of Anghami and the Business Combination;

•        financial projections prepared by Anghami’s management team;

•        analysis on comparable target companies; and

•        research on comparable transactions.

In approving the Business Combination, VMAC’s board of directors determined not to obtain a fairness opinion. The officers and directors of VMAC have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the experience and sector expertise of I-Bankers and their consultants, enabled them to make the necessary analyses and determinations regarding the Business Combination. However, VMAC’s management and advisors prepared an analysis with respect to the market valuation of comparable companies as described in greater detail in the below section entitled “Market Valuation of Comparable Companies.”

VMAC’s board of directors considered a wide range of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following:

•        Significant Revenue and Earnings Growth Potential:    Anghami is a growth oriented business that VMAC believed exhibits sound, underlying fundamentals as well as demonstrated revenue growth and a clear path to profitability. In addition, VMAC expected that Anghami would have multiple organic and M&A-driven potential growth opportunities over time.

•        High-Growth Market:    VMAC believed Anghami is a professionally managed media-tech firm with world-class technology systems and processes to manage their key performance indicators across their markets.

•        “Category of One” Company:    Anghami’s unique digital entertainment platform unifies the highly fragmented music ecosystem in the MENA Region for all key constituents. While several publicly traded companies compete with Anghami in certain aspects of its business, VMAC believed Anghami is uniquely positioned to dominate the MENA Region.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

•        Innovation:    VMAC believed that Anghami has a well-established technology developed using modern development practices. The architecture is flexible and the infrastructure is scalable and VMAC believed it should be able to support the significant growth VMAC expected Anghami to achieve.

•        Attractive Adjusted EBITDA and Cash Flow Profile:    Anghami is a potential high growth digital entertainment platform business that VMAC expected to be EBIDTA positive in the near future, with an Adjusted EBITA margin that VMAC’s directors believed to be attractive. VMAC believed that Anghami has favorable unit economics and operating leverage and that these would drive an increase in normalized Adjusted Gross Margins. The board of VMAC further considered that Anghami intends to accomplish this margin expansion while investing extensively into its business.

•        Experienced and Motivated Management Team:    Anghami is a founder-driven business led by its Chief Executive Officer, Mr. Maroun and Chief Technology Officer Mr. Habib. Upon completion of the Business Combination, Mr. Cherian will join the company as co-Chief Executive Officer for a term of one year from appointment, in addition to being a member of the board of directors of Pubco.

•        Attractive Investor Base:    Anghami’s investors currently include leading MENA financial investors including venture capital firms, private equity firms and strategic shareholders, including MBC group, a Saudi-owned media conglomerate, and other leading telecommunications companies.

The statements above, and elsewhere in “VMAC’s Board of Directors’ Reasons for the Approval of the Business Combination” are intended to be qualified by and made subject to the cautionary language included in the sections of this proxy statement/prospectus entitled “Certain Unaudited Prospective Financial Information of Anghami”, “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

In the course of its deliberations, VMAC’s board of directors also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including, but not limited to, the following:

•        The risk that VMAC’s public stockholders would vote against the Business Combination proposal or exercise their redemption rights: The board of directors considered the risk that some of the current public stockholders would vote against the Business Combination proposal or decide to exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account to an amount below the minimum required to consummate the Business Combination. The board concluded, however, that this risk was substantially mitigated because VMAC would have secured commitments equal approximately to $40 million, which is more than the minimum proceeds necessary for consummating the Business Combination. Further, the fact that public stockholders may vote for the Business Combination proposal while also exercising their redemption rights mitigates against any incentive a public stockholder might have to vote against the Business Combination proposal, especially to the extent that they hold public warrants which would be worthless if the Business Combination is not completed;

•        The risk that management and directors may have different interests in the Business Combination than the public stockholders: The board of directors also considered the fact that members of VMAC’s management and board of directors may have interests that are different from, or are in addition to, the interests of its stockholders generally. However, the board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the IPO prospectus and (ii) these disparate interests would exist or may be even greater with respect to a business combination with another target company;

•        Risks related to Anghami’s business: With respect to Anghami’s business, VMAC’s management and the board of directors considered (i) Anghami ’s historical growth rates and its ability to significantly accelerate its growth rate; (ii) the competitive industry in which Anghami operates; and (iii) Anghami’s ability to adapt to changing market conditions, including due to COVID-19. VMAC’s management and the board of directors believed that although these risks could not be eliminated, the Anghami management team was aware of these risks and was well-positioned to address them.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Valuation

Under the Business Combination Agreement, VMAC has agreed to combine with Anghami based on a $180 million pre-money enterprise value to be paid in cash and common shares of VMAC. The total consideration represents a market value of equity in excess of 80% of the assets held in VMAC’s Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account), a requirement for an initial business combination.

To determine Anghami’s valuation, VMAC’s board of directors relied on the following sources (i) due diligence on Anghami’s business operations; (ii) research reports and data related to the digital entertainment and music industry; (iii) VMAC management’s collective experience in public markets transactions in constructing and evaluating financial models/projections and conducting valuations of businesses; (iv) VMAC management’s collective experience with similar digital technology business models. In addition, during the course of valuing Anghami, VMAC’s management engaged an independent third party to identify several comparable public companies in the digital entertainment space and provide a comparable valuation analysis. Although Anghami does not have a direct operating comparable that offers a comprehensive digital entertainment solution in the MENA Region, VMAC’s management determined that the most relevant publicly traded high-growth digital entertainment companies are Roku Inc., Twilio Inc., Netflix Inc., Amazon Inc., Spotify Technology S.A., Cur Media and Now News Digital Media Technology Co. Ltd. VMAC’s management believes that the Combined Company is likely to be considered to be in one or more of these categories by potential investors based on its business and financial model. The following is the financial trading multiples of these companies and Anghami that was considered by the VMAC board of directors:

	Anghami (2)	Comparables
Enterprise Value/2021E Revenue	4.2x	6.6x
Enterprise Value/2022E Revenue	3.0x	5.5x

Notes

(1)    Source: Information for companies other than Anghami have been obtained from public filings and data from ValuSource’s BVDataWorld, the SEC’s EDGAR filings, and finance.yahoo.com as of September 22, 2020. Median multiples listed in the table above.

(2)    Anghami’s multiples are based on $180 million Enterprise Value divided by projected 2021 revenue as provided by Anghami’s management.

(3)    Represents 2021E Revenue multiple divided by 2021E to 2022E revenue growth.

(4)    Represents 2022E Revenue multiple divided by 2021E to 2022E revenue growth.

After extensive review, VMAC’s board of directors concluded that the potential benefits that it expects VMAC and its stockholders to realize as a result of the Business Combination outweigh the potential risks associated with the Business Combination. Accordingly, VMAC’s board of directors, based on its consideration of the specific factors listed above, unanimously approved and declared advisable the Business Combination Agreement, the other ancillary documents and all transactions contemplated thereby.

Interests of VMAC’s Directors and Officers in the Business Combination

In considering the recommendation of VMAC’s board of directors to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, the Sponsor and certain of VMAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. VMAC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, in recommending to stockholders that they approve the Business Combination and in agreeing to vote their shares in favor of the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        If the Business Combination with Anghami or another business combination is not consummated by November 11, 2021 (or by February 11, 2022 after applicable extension, or such later date that may be approved by VMAC’s stockholders), VMAC will cease all operations except for the purpose of winding

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

up, redeeming 100% of the outstanding VMAC public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsor and VMAC’s directors and officers, which were acquired for an aggregate purchase price of $25,000 prior to the IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $               based upon the closing price of $               per share on Nasdaq on               , 2021. On the other hand, if the Business Combination is consummated, each outstanding share of VMAC Common Stock will be converted into the right to receive one share of Pubco pursuant to the Business Combination Agreement.

•        The Sponsor purchased 500,000 Private Placement Warrants from VMAC for $1.00 per Private Placement Warrant. This purchase took place on a private placement basis simultaneously with the consummation of the IPO. All of the proceeds VMAC received from these purchases were placed in the trust account. Such Private Placement Warrant. had an aggregate market value of $               based upon the closing price of $               per warrant on Nasdaq on                , 2021. The VMAC Class A Common Stock underlying the Private Placement Warrants had an aggregate market value of $               based upon the closing price of $               per share on Nasdaq on               , 2021. The Private Placement Warrants and VMAC Class A Common Stock underlying the Private Placement Warrants will become worthless if VMAC does not consummate a business combination by November 11, 2021 (or by February 11, 2022 after applicable extension, or such later date that may be approved by VMAC’s stockholders). On the other hand, if the Business Combination is consummated, each outstanding warrant will be converted into the right to acquire the same number of Pubco Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the Closing.

•        VMAC’s Initial Stockholders and owners of Private Placement Warrants paid significantly less for their shares and warrants than other current stockholders and holders of warrants paid for their shares and warrants purchased in the IPO or in the open market thereafter. Prior to the consummation of the IPO, Sponsor purchased 2,875,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.009 per share. Of these Founder Shares, 375,000 were forfeited by our Sponsor due to the underwriters’ not exercising the over-allotment option in connection with the IPO. Simultaneously with the consummation of the IPO, VMAC consummated the private sale of 500,000 Private Placement Warrants to Sponsor, each of which entitles the holder to purchase one share of VMAC Class A Common Stock at an exercise price of $11.50 per share, at a price of $1.00 per warrant. Each outstanding Pubco Ordinary Share will have a target value at the time of the Business Combination of $10.00. If the Business Combination is consummated, based on the difference in the purchase price of $0.009 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, these initial stockholders and holders of Private Placement Warrants will be able, at a lower price per Pubco Ordinary Share, to recognize a greater return on their investment than stockholders or holders of warrants that purchased VMAC Common Stock or VMAC warrants in the IPO or in the open market thereafter. Furthermore, the Sponsor may earn a positive rate of return even if the price of the Pubco Ordinary Shares after the Closing falls below the price initially paid for the units in the IPO and the VMAC Stockholders may experience a negative rate of return following the Closing of the Business Combination.

•        If VMAC is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds is $              , comprised of (a) $               representing the market value of Founder Shares, (b) $               representing the market value of Private Placement Warrants and (c) $               of unpaid expenses incurred by the Sponsor and VMAC’s officers and directors and their affiliates. Certain VMAC directors and executive officers have indirect economic interests in the Private Placement Warrants and in the Founder Shares.

•        The Sponsor has agreed not to redeem any shares of VMAC Common Stock held by it in connection with a stockholder vote to approve a proposed initial business combination,

•        The VMAC Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if VMAC fails to complete an initial business combination by November 11, 2021 (or by February 11, 2022 after applicable extension, or such later date that may be approved by VMAC’s stockholders),

•        The potential continuation of certain of VMAC’s directors and officers as directors or officers of Pubco.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

•        The continued indemnification of current directors and officers of VMAC and the continuation of directors’ and officers’ liability insurance after the Business Combination.

•        The Sponsor has agreed to loan VMAC up to $300,000 in the aggregate, to be used for a portion of the expenses of the Public Offering. The Sponsor also agreed to loan an additional $1,000,000 in connection with its funding of the extension payment to extend the period of time that VMAC has to consummate its initial business combination by three months to November 11, 2021. The loans are non-interest bearing and unsecured.

•        VMAC’s second amended and restated certificate of incorporation contains a waiver of the corporate opportunity doctrine, and there could have been business combination targets that have been appropriate for a combination with VMAC but were not offered due to a VMAC director’s duties to another entity. VMAC does not believe that the waiver of the corporate opportunity doctrine in its second amended and restated certificate of incorporation interfered with its ability to identify an acquisition target.

Potential Actions to Secure Requisite Stockholder Approvals

In connection with the stockholder vote to approve the Business Combination, the Sponsor and VMAC’s directors, officers, advisors or their affiliates may privately negotiate transactions to purchase shares of VMAC Common Stock from stockholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per-share pro rata portion of the Trust Account. None of the Sponsor or VMAC’s directors, officers, advisors or their affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller. Such a purchase of shares may include a contractual acknowledgement that such stockholder, although still the record holder of the shares of VMAC Class A Common Stock is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or VMAC’s directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the Trust Account. The purpose of such share purchases would be to increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy the closing condition in the Business Combination Agreement that VMAC has, in the aggregate, cash (held both in and outside of the Trust Account) that is equal to or greater than $40 million.

Regulatory Approvals Required for the Business Combination

Non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Business Combination or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the Business Combination on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. VMAC and Anghami are not aware of any other regulatory approvals in the United States, the Cayman Islands or elsewhere required for the consummation of the Business Combination.

Listing of Pubco Ordinary Shares

Approval of the listing on Nasdaq of the Pubco Ordinary Shares to be issued in the Business Combination, subject to official notice of issuance, is a condition to each party’s obligation to complete the Business Combination.

Accounting Treatment of the Business Combination

The exchange of Anghami’s shares for Pubco’s shares will be accounted for as a transaction under common control in accordance with IFRS. The exchange of VMAC’s shares for Pubco’s shares will be accounted for as a “reverse acquisition” in accordance with IFRS. Under this method of accounting, VMAC will be treated as the “acquired” company for financial reporting purposes.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

This determination was primarily based on the guidance provided in IFRS 3 (Business Combinations) and IFRS 10 (Consolidated Financial Statements) and was based on the assumptions that Anghami’s operations will substantially comprise the ongoing operations of the Combined Company, Anghami’s designees are expected to comprise a majority of the governing body of the Combined Company, Anghami’s senior management will comprise the senior management of the Combined Company, and Anghami’s existing shareholders will be the largest group of shareholders of the Combined Company following the consummation of the Business Combination (Anghami’s existing shareholders are expected to represent between 45.01% (assuming a no-redemption scenario) to 69.73% (assuming the maximum redemption scenario) of the Combined Company).

Accordingly, for accounting purposes, the exchange of VMAC’s shares for Pubco shares will be treated as the equivalent of Pubco issuing shares for the net assets of VMAC, accompanied by a recapitalization. It has been determined that VMAC is not a business under IFRS, hence the transaction is accounted for within the scope of IFRS 2 (“share-based payment”).

In accordance with IFRS 2, the difference in the fair value of Pubco’s equity instruments deemed issued to VMAC shareholders over the fair value of identifiable net assets of VMAC represents a service for listing, and is accounted for as a share-based payment which is expensed as incurred. The net assets of the Combined Company will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the exchange of VMAC’s shares for Pubco’s shares will be deemed to be those of Pubco.

Certain Unaudited Prospective Financial Information of Anghami

Anghami does not as a matter of course publicly disclose long-term forecasts or internal projections as to performance, revenue, earnings, financial condition, or other results. However, Anghami management prepared and provided to VMAC and potential PIPE investors certain internal, unaudited prospective financial information in connection with the evaluation of the Business Combination. Anghami management prepared such financial information based on their judgment and assumptions regarding the future financial performance of Anghami at the time of such preparation. The inclusion of the below unaudited prospective financial information should not be regarded as an indication that Anghami or any other recipient of this unaudited prospective financial information considered — or now considers — it to be necessarily predictive of actual future results.

The unaudited prospective financial information is subjective in many respects and is thus susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As a result, the unaudited prospective results may not be realized and actual results are likely to be significantly different than estimated. Since the unaudited prospective financial information covers multiple years, the unaudited prospective financial information by its nature becomes less predictive with each successive year and with the passage of time since the preparation of such unaudited prospective financial information.

While presented in this proxy statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Anghami management, including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” Anghami believes the assumptions in the unaudited prospective financial information were reasonable at the time that the unaudited prospective financial information was prepared, given the information Anghami had at the time. However, important factors that may affect actual results and cause the results reflected in the unaudited prospective financial information not to be achieved include, among other things, risks and uncertainties relating to Anghami’s business, industry performance, consumer behavior, the competitive intensity, the size of the addressable market, the regulatory environment, the length of the period of time between when the unaudited prospective financial information was prepared and when the Business Combination Agreement was signed and also the length of the period of time between the signing of the Business Combination Agreement and closing of the Business Combination, cash and funding requirements prior to Closing, timing and availability of funding sources after Closing and general business and economic conditions. The unaudited prospective financial information also reflects assumptions as to certain business decisions that were and are subject to change. The unaudited prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants with respect to unaudited prospective financial information, but, in the view of Anghami management, was prepared at the time on a reasonable basis, reflected the best currently

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

available estimates and judgments, and presented, to the best of Anghami management’s knowledge and belief at the time of preparation, the expected course of action and the expected future financial performance of Anghami. However, this information is not fact and should not be relied upon as being necessarily indicative of future results; since the projections cover multiple years, such information by its nature becomes less predictive with each successive year; and readers of this proxy statement/ prospectus are cautioned not to place undue reliance on the unaudited prospective financial information.

Neither Anghami’s independent auditors, nor any other independent accountants, have complied with, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such unaudited prospective financial information or its achievability, and assume no responsibility for, and disclaim any association with, the unaudited prospective financial information. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the unaudited prospective financial information and should not be read to do so.

EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, ANGHAMI DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS ARE SHOWN TO BE IN ERROR. THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO RELY ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW. NONE OF ANGHAMI OR ANY OF ITS RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY ANGHAMI SHAREHOLDER, VMAC STOCKHOLDER, PIPE INVESTOR, OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED. ANGHAMI DOES NOT INTEND TO REFERENCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION IN ITS FUTURE PERIODIC REPORTS FILED UNDER THE EXCHANGE ACT.

Certain of the measures included in the unaudited prospective financial information may be considered non-IFRS financial measures, such measures include Total Adjusted Revenue, Adjusted Gross Profits (and Adjusted Gross Margin), Adjusted EBITDA (and Adjusted EBITDA Margin), EBIT (and EBIT Margin), Change in NWC and Free Cash Flow. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS financial measure. Furthermore, non-IFRS financial measures as used by Anghami may not be comparable to similarly titled measures used by other issuers. Financial measures provided in connection with a business combination transaction are excluded from the definition of non-IFRS financial measures and therefore are not subject to SEC rules regarding disclosures of non-IFRS financial measures, which would otherwise require a reconciliation of a non-IFRS financial measure to a IFRS financial measure. In addition, certain of the financial measures (such as the ones listed in the table below and referred to in this section) included in the unaudited prospective financial information may not have the same definition as those reported in the audited financial statements and should be interpreted differently. Accordingly, we have not provided a reconciliation of such financial measures. We have referred to Total Adjusted Revenue, Adjusted Gross Profit and Adjusted EBITDA to distinguish them from Total Revenue, Gross Profit and EBITDA as used elsewhere in this proxy statement/prospectus. The use of Total Adjusted Revenue, Adjusted Gross Profit and Adjusted EBITDA in the unaudited prospective financial information does not include every entry item included in Total Revenue, Gross Profit or in the EBITDA as used elsewhere in this proxy statement/prospectus.

Set forth below are summaries of two sets of unaudited prospective financial information that were prepared by Anghami in connection with VMAC’s consideration of the Business Combination. In November 2020, Anghami prepared what is referred to below as “Summary Model One Anghami Projections” and in December 2020, Anghami prepared a revised set of unaudited prospective financial information to take into consideration certain alternate assumptions. This second set of unaudited prospective financial information is referred to below as the “Summary Model Two Anghami Projections”.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

The following table sets forth the Summary Model One Anghami Projections and the Summary Model Two Anghami Projections, which each provides information for Anghami for the years 2021, 2022, 2023, 2024, and 2025:

Summary Model One Anghami Projections (Model One):

	2021E	2022E	2023E	2024E	2025E
MAUs(1)	12,141,964	19,793,494	28,590,284	37,959,173	46,281,069
Paid Subscribers(2)	3,203,155	5,693,238	8,737,857	12,230,667	15,614,199
Total Adjusted Revenue(3)	$50,866,588	$89,711,701	$143,441,936	$213,270,556	$290,658,732
Adjusted Gross Profit(4)	$16,104,434	$31,443,754	$53,502,676	$78,693,546	$110,071,972
Adjusted Gross Margin*	32%	35%	37%	37%	38%
Adjusted EBITDA(5)	$(733,050)	$2,742,500	$10,320,201	$19,857,882	$39,054,121
Adjusted EBITDA Margin*(5)	(1)%	3%	7%	9%	13%
EBIT(6)	$(2,769,385)	$(1,334,675)	$3,112,623	$5,917,764	$12,867,938
EBIT Margin*(6)	(5)%	(1)%	2%	3%	4%
Net Income	$(4,016,140)	$(3,105,972)	$578,279	$2,357,089	$7,321,562
Net Income Margin*	(8)%	(3)%	0%	1%	3%
Capex(7)	$3,642,067	$6,492,480	$11,368,336	$23,594,448	$39,440,800
Change in NWC(8)	$(2,639,820)	$(4,538,179)	$(6,999,326)	$(11,436,159)	$(9,068,021)
Free Cash Flow(9)	$(7,014,936)	$(8,288,159)	$(8,047,461)	$(15,172,726)	$(9,454,700)

Summary Model Two Anghami Projections (Model Two):

	2021E	2022E	2023E	2024E	2025E
MAUs(1)	12,146,445	17,977,832	27,072,173	40,381,339	60,043,254
Paid Subscribers(2)	2,960,884	4,978,268	8,234,462	13,146,687	20,499,436
Total Adjusted Revenue(3)	$48,362,496	$87,835,055	$149,531,001	$249,949,142	$403,041,170
Adjusted Gross Profit(4)	$15,489,951	$31,995,026	$59,297,920	$105,627,063	$179,326,680
Adjusted Gross Margin*	32%	36%	40%	42%	44%
Adjusted EBITDA(5)	$712,198	$3,617,395	$8,017,536	$16,940,714	$25,230,997
Adjusted EBITDA Margin*(5)	1%	4%	5%	7%	6%
EBIT(6)	$(1,141,289)	$(287,520)	$1,001,557	$1,353,088	$(6,177,055)
EBIT Margin*(6)	(2)%	(0)%	1%	1%	(2)%
Net Income	$(3,513,259)	$(2,136,759)	$(1,763,709)	$(6,308,747)	$(14,810,202)
Net Income Margin*	(7)%	(2)%	(1)%	(3)%	(4)%
Capex(7)	$2,768,267	$6,512,480	$11,368,336	$28,634,448	$48,480,800
Change in NWC(8)	$(3,279,144)	$(5,925,730)	$(7,609,847)	$(11,135,603)	$(12,468,582)
Free Cash Flow(9)	(5,335,212)	(8,820,814)	(10,960,647)	(22,829,336)	(35,718,384)

____________

*        Percentages are rounded.

(1)      MAU or Monthly Active User as here used is defined as a user who downloaded and used the Anghami app, or used Anghami on any other platform, at least once during the reported month. MAU figures as here used are as of the month of December of the referenced year. This definition is different than “active user” as used elsewhere in this proxy statement/prospectus. An active user means a user who used the Anghami app, or used Anghami on any other platform, at least once over a 3 month look back period.

(2)      Paid users means a user who subscribes to Anghami Premium service. The figures reported in these tables present the estimated Paid Subscribers as of the month of December of the referenced year.

(3)      Total Adjusted Revenue includes subscription revenue, ad-supported revenue, content licensing revenue and social billing revenue. The Total Adjusted Revenue figures do not include the unearned revenue adjustment which is estimated at approximately 1% of subscription revenue for the referenced year. Content licensing revenue is generated from Anghami licensing its owned content to third parties. Social billing revenue represents Anghami’s share of the micro payments made by Anghami’s users to tip broadcasters using Live Radio features.

(4)      Adjusted Gross Profit is adjusted to include the cost of sales and advertising related to Anghami’s ad-supported segment but is not adjusted to include the cost of publishing rights, whereas Gross Profit as included in Anghami’s financial statements includes the cost of publishing rights. The cost of publishing rights is included in the Adjusted EBITDA, as discussed below. We caution investors that amounts presented in accordance with the definition of Gross Profit as calculated in the unaudited prospective financial information, may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Gross Profit in the same manner.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(5)      Adjusted EBITDA is adjusted to include the cost of publishing rights but does not include the cost of stock-based compensation or net foreign exchange differences. Stock-based compensation and net foreign exchange differences have not been estimated as part the unaudited prospective financial information. Adjusted EBITDA Margin as here used means Adjusted EBITDA as a percentage of Total Adjusted Revenue. We caution investors that amounts presented in accordance with the definition of Adjusted EBITDA as calculated in the unaudited prospective financial information, may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with IFRS or as an alternative to cash flows from operating activities as a measure of Anghami’s liquidity.

(6)      EBIT refers to earnings before interest and taxes. EBIT margin refers to EBIT as a percentage of Adjusted Gross Revenue.

(7)      Capex includes projected investment in product development and in content production. For Model One, the capex figures include a projected investment in content production of $500,000, $3 million, $8 million, $20 million, and $36 million, respectively from 2021 through 2025. For Model Two, the capex figures include a projected investment in content production of $500,000, $3 million, $8 million, $25 million, $45 million, respectively from 2021 through 2025.

(8)      NWC (net working capital) is defined as current assets (meaning accounts receivable, the changes in unbilled receivables, the changes in ADIO receivables, the changes in prepaid expenses and other debit balances, but excluding cash) minus current liabilities (meaning accounts payable and other credit balance). Change in NWC means the change in these items over the period. An increase in NWC over the period is here represented as a negative number, as it indicates a use of cash. A decrease in the NWC over the period is here represented as a positive number, as it indicates a source of cash.

(9)      Free Cash Flow is defined as Adjusted EBITDA plus Capex (expressed as a negative number) plus Change in NWC.

The numbers included in the table above represent certain summary financial metrics that Anghami provided to VMAC in connection with VMAC’s consideration of the Business Combination. Anghami provided the above summary financial metrics over a five-year period as it believed that the penetration in the MENA region music streaming market is at a nascent stage and Anghami expected the market to witness significant growth over the next five years. Accordingly, Anghami believed that showing a five-year period provided a long enough time frame to show the expected growth of its market, while still limiting the number of years presented. Additionally, Anghami also desired to reflect two rounds of financing over the five-year period in the summary financial metrics, because Anghami believed that it would likely require an additional financing in the period after the closing of the Business Combination. While the projected growth rates used for the above unaudited prospective financial information are higher than what Anghami has historically achieved, Anghami has relied on the injection of cash and the various assumptions underlying the unaudited prospective financial information, as detailed below, in calculating such growth rates. The unaudited prospective financial information was prepared using numerous assumptions, including the following assumptions that Anghami management believed to be material. Anghami believed these assumptions were reasonable at the time made based on Anghami management’s experience in running Anghami’s business, their knowledge of the market, and Anghami’s historical operating performance. As there has been a significant passage of time between the time of preparation of the unaudited prospective financial information and this proxy statement/prospectus, Anghami expects that the unaudited prospective financial information contained in this section, and the assumptions underlying such unaudited prospective financial information, have changed and will continue to change. Accordingly, Anghami cautions investors not to rely on the unaudited prospective financial information in this section as an accurate prediction of future operating performance.

•        The Summary Model One Anghami Projections were prepared during November 2020 and assumed that Anghami would receive $50 million in net cash in June 2021 as a result of the closing of the Business Combination (which has not occurred) and additional equity investment of $25 million in January 2024.

•        The Summary Model Two Anghami Projections were prepared during December 2020 and assumed that Anghami would receive $65 million in net cash in August 2021 as a result of the closing of the Business Combination (which has not occurred) and additional debt investment of $100 million in January 2024.

•        The unaudited prospective financial information was based on Anghami’s historical operating and financial performance metrics for the periods prior to its preparation, accordingly Anghami believes it is likely that such information may not be an accurate representation of the unaudited prospective financial information if such unaudited prospective financial information had been prepared as of the time of this proxy statement/prospectus.

•        The unaudited prospective financial information assumes that Anghami will expand its presence in its core markets and will cater to subscribers in the Arab diaspora outside the MENA Region. The projected investment in marketing to target the Arab diaspora assumed here is approximately $6 million for Summary Model One Anghami Projections and approximately $13 million for Summary Model Two Anghami Projections, for the period between 2022 and 2025.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

•        The assumed amounts of additional funding from debt and equity may not be reflective of the actual capital needs of Anghami at such time and such additional funding amounts were selected purely for purposes of discussion between the parties as to the possible impact of raising debt in lieu of equity in future periods.

•        Total Adjusted Revenue as shown above is based on a variety of operational assumptions, including among others the continued development of the Anghami platform, the continued expansion of the music streaming market, the continued expansion of the adoption of music streaming in Anghami’s target demographics, the commercialization timing for new Anghami products under development, the growth of Anghami’s user base, the growth of Anghami’s subscriber base, the growth of Anghami’s content production, the increase of advertising revenue and the increase in new revenue streams such as content licensing and social billing. The Total Adjusted Revenue as shown in the Summary Model One Anghami Projections and the Summary Model Two Anghami Projections provided above assume that Anghami would receive at least $50 million in net cash in June 2021 or $65 million in net cash in August 2021, respectively, as a result of the closing of the Business Combination. Accordingly, these models assumed that Anghami would deploy a portion of this capital in marketing and other efforts to support growth of Anghami’s user base and such models reflect Anghami’s expected revenue as a result of such efforts. Similarly, the Total Adjusted Revenue projections for 2024 and 2025 reflect the use of additional capital expected in January 2024 for marketing and growth efforts.

•        Adjusted Gross Profit and Adjusted EBITDA as shown above are driven by a multitude of factors attributed among others to efficiencies through data management, cost optimizations from the use of Anghami’s own produced content, relying on Telcos for continued subscriber growth, new technologies and product design, the growth in higher margin revenue streams such as content licensing and social billing.

•        In addition, the foregoing assumptions regarding Total Adjusted Revenue, Adjusted Gross Profit and Adjusted EBITDA are based on Anghami’s estimate of future operating expenses, including estimates of the future cost of content licensing, content creation and content delivery. As discussed above with respect to Total Adjusted Revenue, the assumed cash infusion as a result of the Business Combination and the assumed January 2024 capital raise will drive revenue but will also support Anghami’s initiatives focusing on higher margin revenue streams, such as content licensing, content creation and social billing. Anghami assumes this higher margin activity will positively impact Adjusted Gross Profit and Adjusted EBITDA. Similarly, Anghami expects the cash infusion to drive marketing and other growth efforts that will positively impact MAUs and Premium Subscriber numbers. The increase in Capex (which includes content creation and content acquisition but not content licensing) in the above models is based on the estimated growth in content acquisition and content creation driven by the cash infusion.

•        The unaudited prospective financial information was based on Anghami’s historical operating performance metrics and historical financial information including but not limited to user cost of acquisition, monthly churn, conversion rate, average monthly subscription revenue per user, addressable market, penetration, and cost of content production, all of which may have changed since the date of the preparation of the unaudited prospective financial information. However, in order to be conservative, Anghami has estimated a higher user cost of acquisition going forward than its historical amount, as well as higher operating expenses related to increased compensation amounts and growth of the team and as necessary.

•        The unaudited prospective financial information was also based on other assumptions that impact profitability projections including, but not limited to, Anghami management’s operational focus and investment focus on growth (including through higher penetration in its current markets, growing in new markets, growing its new revenue streams, investing in its streaming platform, and investing in the creation of its own content), date and amount of available growth capital, investment in product development, headcount, third party contractors, and investment in content production, but excluding costs associated with the consummation of the merger and excluding costs associated with public company operations and compliance.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

In making the foregoing assumptions on which the unaudited prospective financial information is based, Anghami management relied on a number of factors, including, but not limited to, the following factors:

•        its estimates of market maturity over the projected period;

•        its estimates of the size of its addressable market over the projected period;

•        its estimates of the competitive environment in its market over the projected period;

•        its estimates of forecasts for the growth of its industry;

•        its estimates of the availability of growth capital (equity or debt);

•        its estimates of the timing for new product features or content releases and overall product development process;

•        the relevant uses of Anghami platform for different features and market segments;

•        the historical usage patterns of Anghami users;

•        non-occurrence of any materially disruptive technology or geopolitical or economic events that could impact Anghami’s services or its customers’ ability to pay; and

•        third party forecasts for addressable market growth.

Comparison of Certain Unaudited Prospective Financial Information with Historical Operating Results

The below table includes information regarding Anghami’s historical operating results for the purposes of comparison with the two sets of unaudited prospective financial information that were provided to VMAC as set forth above.

	Year Ended December 31, 2019(1)	Year Ended December 31, 2020(1)
MAUs	7,165,288 (2)	8,563,045 (2)
Premium Subscribers	1,373,601 (3)	1,416,521 (3)
Total Revenue	$31,227,649	$30,518,356
Gross Profit	$9,906,033	$8,171,835
Gross Margin*	31.7%	26.8%
EBITDA	$(3,937,893)	$(1,124,900)
EBITDA Margin*	(12.6)%	(3.7)%
EBIT	$(4,606,512)	$(1,984,030)
EBIT Margin*	(14.8)%	(6.5)%
Net Income	$(6,946,392)	$(5,743,191)
Net Income Margin*	(22.2)%	(18.8)%
Capex	$995,923	$897,306
Change in NWC(4)	$3,480,192	$2,755,155
Free Cash Flow	1,544,310	2,029,007

____________

*        Percentages are rounded.

(1)      For more details on Anghami’s historical results of operations, see the section entitled “Anghami Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Anghami’s audited financial statements, and the notes related thereto, which are included elsewhere in this proxy statement/prospectus.

(2)      MAU figures as here used are as of the month of December of the referenced year.

(3)      Premium subscribers figures as here used as of the month of December of the referenced year.

(4)      Change in NWC means the change in these items over the period. An increase in NWC over the period is here represented as a negative number, as it indicates a use of cash. A decrease in the NWC over the period is here represented as a positive number, as it indicates a source of cash.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

THE BUSINESS COMBINATION AGREEMENT

This section of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. This summary is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is attached as Annex A hereto. Certain figures included in this section have been rounded for ease of presentation and, as a result, percentages may not sum to 100%.

The Business Combination

On March 3, 2021, VMAC, Anghami, Pubco, Anghami Vista 1 (“Vistas Merger Sub”) and Anghami Vista 2 (“Anghami Merger Sub”) entered into the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination fee provisions and other terms relating to the mergers and the other transactions contemplated thereby, as summarized below. Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

The Structure of the Business Combination

Pursuant to the Business Combination Agreement, following the effectiveness of the transactions contemplated by the Business Combination, the VMAC will merge with Vistas Merger Sub (the “Vistas Merger”), with VMAC continuing as the surviving company and Anghami will merge with Anghami Merger Sub (the “Anghami Merger”), with Anghami continuing as the surviving company. As a result of these two mergers, the Business Combination will be effective and the two Merger Subs will cease to exist and VMAC and Anghami will become direct wholly-owned subsidiaries of Pubco. Accordingly, VMAC and Anghami shareholders will be shareholders of Pubco.

The closing of the Vistas Merger and the Anghami Merger (the “Closing”) will take place three days after the Conditions to the Obligations of the Parties, as described below, are satisfied or waived or such other time and place as VMAC and Anghami may mutually agree in writing. The date on which the Closing actually occurs is the Closing Date.

At the Vistas Merger Effective Time, by virtue of the Vistas Merger and without any further action on the part of VMAC, Vistas Merger Sub, Anghami Merger Sub, Pubco or Anghami or the holders of any of their securities:

•        each outstanding VMAC Unit and Private Placement Unit shall automatically be exchanged for one share of Vistas Class A common stock and one VMAC Warrant;

•        each share of Vistas Class A common stock outstanding immediately prior to the Vistas Merger Effective Time automatically converts to the right to receive one Pubco Ordinary Share, after which all Vistas Class A common stock shall be cancelled and shall cease to be outstanding;

•        each share of Vistas Class B common stock outstanding immediately prior to the Vistas Merger Effective Time automatically converts to the right to receive one Pubco Ordinary Share, following which all such shares of Vistas Class B Common Stock shall be cancelled and shall cease to exist;

•        each share of capital stock of VMAC owned by VMAC as treasury shares immediately prior to the Vistas Merger Effective Time shall be cancelled and extinguished without any conversion thereof or payment therefor; and

•        each VMAC Warrant outstanding immediately prior to the Vistas Merger Effective Time shall be converted into one Pubco Warrant. Each Pubco Warrant shall have, and be subject to, the same terms and conditions set forth in the Warrant Agreement, except that they shall represent the right to acquire a Pubco share instead of a share of Vistas Class A Common Stock. In addition, each Representative Warrant immediately prior to the Vistas Merger Effective Time shall be converted into one Representative Pubco Warrant. Each Representative Pubco Warrant shall have, and be subject to, the same terms and conditions set forth in the Representative Warrant Agreement, except that it shall represent the right to acquire a Pubco Ordinary Share in lieu of a share of VMAC Class A Common Stock. At or prior to the Vistas Merger Effective Time, Pubco shall take all corporate action necessary to maintain sufficient numbers of Pubco Ordinary Shares outstanding for delivery upon the exercise of such Pubco Warrants and Representative Pubco Warrants.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

The following diagram shows the current ownership structure of VMAC (excluding the impact of the shares underlying the VMAC Warrants).

____________

(1)      For more information about the ownership interests of our Initial Stockholders, including the Sponsor, prior to the Business Combination, please see the section entitled —“Security Ownership Of Certain Beneficial Owners and Management.”

The following diagram shows the current ownership structure of Anghami.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

The following diagram shows the pro forma ownership percentages (excluding the impact of the shares underlying the Pubco Warrants) and structure of Pubco immediately following the consummation of the Business Combination.

Consideration to be received in the Business Combination

The Stock Consideration payable to Anghami’s shareholders will be an amount of Pubco Ordinary Shares equal to (a) $180 million in enterprise value minus the cash consideration paid to such shareholders (if any), divided by (b) $10.00.

Anghami shareholders will receive cash consideration only if the available cash (as further described below) exceeds $50,000,000, in which case the cash consideration will be calculated as the lesser of (i)(A) such available cash minus the outstanding indebtedness of Pubco for borrowed money with a maturity date of more than one year as of the Closing multiplied by (B) 0.3, or (ii) the available cash minus such indebtedness referred to in clause (i)(A) above minus $50,000,000. The available cash at Closing will be calculated by (i) adding the amount available to be released from VMAC’s trust account, after taking into account redemptions by VMAC’s stockholders, in addition to any cash or cash equivalents of VMAC and the net proceeds of private placements of shares of VMAC’s common stock to occur immediately prior to the Closing, for which VMAC currently has commitments of $40 million, and (ii) subtracting transaction expenses of VMAC and Anghami related to the Business Combination. Notwithstanding the foregoing, the cash consideration payable to Anghami shareholders will be reduced, and shareholders will receive a proportional increase in Stock Consideration at a price of $10.00 per share, by the minimum amount necessary for Pubco to satisfy the “substantiality” test of Treasury Regulation 1.367(a)-3(c)(3)(iii), but if such “substantiality” test cannot be met if the cash consideration is reduced to zero (with the proportional increase in Stock Consideration) then no such reduction in cash consideration will be made.

Effect of Vistas Merger on Vistas Merger Sub Share Capital and Anghami Merger on Anghami Merger Sub Share Capital

Once the Vistas Merger occurs, by virtue of the Vistas Merger and without any action on the part of any Party or the holders of securities of VMAC, Pubco, Vistas Merger Sub, Anghami Merger Sub or Anghami all of the share capital of Vistas Merger Sub issued and outstanding immediately prior to the Vistas Merger will convert into an equal number of ordinary shares of the Vistas Merger Surviving Company, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding share capital of the Vistas Merger Surviving Company.

Once the Anghami Merger occurs, by virtue of the Anghami Merger and without any action on the part of any Party or the holders of securities of VMAC, Pubco, Vistas Merger Sub, Anghami Merger Sub or Anghami all of the share capital of Anghami Merger Sub issued and outstanding immediately prior to the Anghami Merger will convert into an equal number of ordinary shares of the Anghami Merger Surviving Company, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding share capital of the Anghami Merger Surviving Company.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Ownership of Anghami and VMAC Upon Completion of the Business Combination

Following the Business Combination, each of VMAC and Anghami become direct wholly-owned subsidiaries of Pubco.

Consideration Adjustment

At least five (5) Business Days prior to the Closing Date, Anghami will prepare and deliver to VMAC a statement setting forth (y) the per shareholder consideration and (z) (A) the names of all holders of its capital stock and convertible securities and their respective addresses, e-mail addresses (where available) and, where available, taxpayer identification numbers, (B) the number and type of Anghami shares, Anghami shares subject to any options, warrants or rights to purchase Anghami shares and/or Anghami shares subject to securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any equity interests of Anghami, held by such person and, in the case of outstanding shares, the respective certificate numbers, (C) the number of Anghami shares for which the convertible security will be converted into, (D) the calculation of the per shareholder consideration payable to each Anghami shareholder at the Closing, and (E) a funds flow memorandum setting forth applicable wire transfer instructions and other information reasonably requested by VMAC.

Promptly after Anghami delivers the above statement (the “Closing Statement”) to VMAC, it will meet with VMAC to review and discuss the statement and will incorporate all comments from VMAC made in good faith and make any appropriate adjustments to such statement prior to the Closing, which adjusted statement shall thereafter become the applicable Closing Statement for all purposes of the Business Combination Agreement.

On the Business Day prior to the Closing Date, VMAC will prepare and deliver to Anghami a statement setting forth: (i) the aggregate amount of cash proceeds that will be required to satisfy the redemptions of VMAC shares; (ii) an estimate of the number of Pubco Ordinary Shares to be outstanding as of the Closing after giving effect to the VMAC shares redemptions (and which will be based in part on Anghami’s above statement); (iii) the amount of Available Cash, including the amount of VMAC’s transaction expenses; (iv) a list of VMAC’s transaction expenses; and (v) the outstanding indebtedness of Pubco for borrowed money with a maturity date of more than one year as of the Closing.

Notwithstanding the foregoing, the cash consideration payable to Anghami shareholders will be reduced, and shareholders will receive a proportional increase in Stock Consideration at a price of $10.00 per share, by the minimum amount necessary for Pubco to satisfy the “substantiality” test of Treasury Regulation 1.367(a)-3(c)(3)(iii), but if such “substantiality” test cannot be met if the cash consideration is reduced to zero (with the proportional increase in Stock Consideration) then no such reduction in cash consideration will be made.

Representation and Warranties

The Business Combination Agreement contains customary representations, warranties and covenants of (a) Anghami, (b) Pubco, Vistas Merger Sub and Anghami Merger Sub, and (c) VMAC relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization.

Conduct of Business Pending Consummation of the Business Combination; Covenants

Conduct of Business by Anghami, Pubco, Vistas Merger Sub and Anghami Merger Sub pending the Merger

From the date of the Business Combination Agreement and until the earlier of the termination of the Business Combination Agreement and the Closing Date, except as expressly contemplated by the Business Combination Agreement or any ancillary agreement, Anghami will, and will cause each other Anghami Company, Pubco, Vistas Merger Sub and Anghami Merger Sub and their respective Affiliates to, (A) conduct their respective businesses, in all material respects, in the ordinary course consistent with past practice, (B) comply in all material respects with all laws applicable to the Anghami Companies, Pubco, Vistas Merger Sub and Anghami Merger Sub and their respective businesses, assets and employees, and (C) take commercially reasonable measures to preserve intact, in all material respects, their respective business organizations; in each case other than as set forth in clauses (A) – (W) below.

Except as expressly contemplated by any other provision of the Business Combination Agreement and any ancillary agreement, as set forth in the Anghami disclosure schedule, or prior written consent of VMAC, Anghami will not,

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

and will cause each subsidiary, Pubco and the Merger Subs not to, between the date of the Business Combination Agreement and the earlier of the termination of the Business Combination Agreement and the Closing Time (as defined in the Business Combination Agreement), directly or indirectly, do any of the following, absent waiver or consent by VMAC: (A) amend or otherwise change its governing documents except as required by applicable law, (B) other than grants of stock options or other equity awards to employees in the ordinary course consistent with past practice, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class, or engage in any hedging transaction with a third Person with respect to such securities, (C) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities, (D) incur, create, assume, prepay or otherwise become liable for any debt (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any debt, liability or obligation of any person in excess of $200,000 individually or $500,000 in the aggregate, (E) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any benefit plans with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable law, under the terms of an employee benefit plan or in the ordinary course of business, (F) change or rescind any material election relating to taxes, settle, in a manner that requires a material amount of taxes to be owed by an Anghami Company, any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, file any material amended tax return or material claim for refund, or make any material change in its accounting or tax policies or procedures, in each case except as required by applicable law, (G) transfer or license to anyone or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material intellectual property owned, licensed by, licensed to, or otherwise used or held for use by any Anghami Company (excluding non-exclusive licenses to Anghami Company customers in the ordinary course of business), or disclose to anyone who has not entered into a confidentiality agreement any trade secrets, (H) amend, terminate, or waive or assign any material right under any material contract or enter into any contract that would be a material contract in any case outside the ordinary course of business, (I) fail to maintain its books, accounts and records in all material respects in the ordinary course of business, (J) establish any subsidiary or enter into new lines of business, (K) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect, (L) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with auditors, (M) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Business Combination Agreement and the transactions it contemplates), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a party or its affiliates) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any legal liabilities or obligations, unless such amount has been reserved in the Financial Statements or the consolidated financial statements of Pubco, as applicable, (N) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities, (O) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business, (P) make capital expenditures in excess of the budget provided to VMAC to the extent such excess exceeds $500,000 in the aggregate, (Q) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, (R) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, (S) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of Anghami, Pubco, Vistas Merger Sub or Anghami Merger Sub, (T) take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any Governmental Entity required to be obtained in connection with the Business Combination Agreement,

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(U) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business, (V) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Party (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice), or (W) authorize or agree to any of the foregoing actions.

Conduct of Business by VMAC pending the Merger

From the date of the Business Combination Agreement and until the earlier of the termination of the Business Combination Agreement and the Closing Date, except as (i) expressly contemplated by the Business Combination Agreement or any ancillary agreement, (ii) set forth on the VMAC disclosure schedules, and (iii) as required by applicable law, unless Anghami otherwise consents in writing, VMAC will conduct its business in the ordinary course and in a manner consistent with past practice and will not, directly or indirectly, take any action that would reasonably be likely to impede or materially delay the consummation of the transactions proposed under the Business Combination Agreement. Without limiting the generality of the foregoing, VMAC will not, between the date of the Business Combination Agreement and the Closing Date or the earlier termination of the Business Combination Agreement, directly or indirectly, take any of the following actions without the prior written consent of Anghami: (A) conduct any activities or enter into any contracts directed toward or in contemplation of an alternative (whether by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination) to the transactions contemplated by the Business Combination Agreement; (B) change, modify or amend the Trust Agreement (or any other agreement relating to the Trust Account) or the VMAC governing documents; (C) (i) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, VMAC; (ii) split, combine or reclassify any capital stock of, or other equity interests in, VMAC; or (iii) other than in connection with the required VMAC shareholder vote or as otherwise required by the governing documents in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, VMAC; (D) make, rescind or change any material tax election, adopt or change any material tax accounting method, amend any tax return, enter into any agreement with a Governmental Entity with respect to taxes, settle or compromise any claim or assessment in respect of taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of taxes or the collection of any tax, or enter into any tax sharing agreement or similar contract; (E) enter into, renew or amend in any material respect, any transaction or contract with an affiliate of VMAC (including, for the avoidance of doubt, (x) the sponsors or anyone related by blood, marriage or adoption to any sponsor and (y) any person in which any sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater); (F) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened proceeding) or compromise or settle any liability; (G) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any debt; (H) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any material Liabilities, debts or obligations, other than any VMAC transaction expenses and such other material liabilities, debts or obligations as are expressly contemplated by the Business Combination Agreement; (I) amend, alter or change in any way the Sponsor Letter Agreement, the Prior Letter Agreement or the registration rights agreement, dated as of August 6, 2020, by and among VMAC and the holders of Founder Shares named therein; or (J) (i) other than in connection with respect to the issuance of VMAC securities in connection with the consummation of any equity financing, offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, VMAC or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, (ii) enter into any guaranty on price or investment return with respect to the acquisition or sale of shares of VMAC common stock by a third party for which VMAC or Pubco would have any liability after the Closing or (iii) amend, modify or waive any of the terms or rights set forth in, any warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein.

Vistas Redemptions

From the date of the Business Combination Agreement and until the earlier of the termination of the Business Combination Agreement and the Closing Date, VMAC will not take any action with the specific intent to encourage any shareholder to participate in the VMAC shareholder redemption and redeem their shares.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Vistas Nasdaq Listing

From the date of the Business Combination Agreement and until the earlier of the termination of the Business Combination Agreement and the Closing Date, VMAC will use its reasonable best efforts to ensure it remains listed as a public company on, and for shares of Vistas Class A Common Stock to be listed on, Nasdaq. Moreover, the parties to the Business Combination Agreement will use their reasonable best efforts to (a) cause any Pubco Ordinary Shares to be issued in connection with the transactions to be approved for listing on Nasdaq at and following the Closing and (b) make all necessary and appropriate filings with Nasdaq and undertake all other steps reasonably required prior to the Closing to effect such listing. Vistas shall provide the Company with prompt written notice to the extent Vistas becomes aware, on or prior to the Vistas Merger Effective Time, of any fact, circumstance or event that would reasonably be expected to lead to a deficiency notice from Nasdaq relating to the continued listing requirements of the VMAC shares at any time during the prior to Closing. The parties acknowledge and agree that from and after the Closing, they intend to list on Nasdaq only the Pubco Ordinary Shares and the Pubco Warrants issued in respect of the Vistas Public Warrants. Notwithstanding the foregoing, if reasonably acceptable to VMAC and Anghami, the parties may instead use their reasonable best efforts to list on the New York Stock Exchange or such other national securities exchange as reasonably acceptable to VMAC and Anghami.

Transaction Exclusivity

From the date of the Business Combination Agreement and until the earlier of the termination of the Business Combination Agreement and the Closing Date, VMAC shall not, and shall not permit its representatives on its behalf to, directly or indirectly (A) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from anyone or any group aiming to make a separate merger, (B) furnish any non-public information regarding VMAC or its affiliates or their respective businesses, operations, assets, liabilities, financial condition, prospects or employees to any person or group (other than a party to the Business Combination Agreement or their respective representatives) in connection with or in response to such separate merger proposal, (C) engage, participate or enter into discussions or negotiations with anyone or a group with respect to, or that would reasonably be expected to lead to, a separate merger proposal, (D) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any separate merger proposal, or (E) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement regarding the terms of, or otherwise consummate, an alternative (whether by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination) to the transactions contemplated by the Business Combination Agreement with anyone other than Anghami and affiliates. VMAC shall, and shall cause its representatives to, immediately cease and cause to be terminated all existing solicitations, discussions or negotiations with any person conducted heretofore with respect to any separate merger proposal. During the period before closing, VMAC will promptly notify Anghami if it or any of its representatives receive any bona fide inquiry, proposal, offer or submission or request for discussions or negotiations that would reasonably be expected to result in a separate merger, along with the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information.

From the date of the Business Combination Agreement and until the earlier of the termination of the Business Combination Agreement and the Closing Date, none of the Anghami Companies, Pubco, Vistas Merger Sub, nor Anghami Merger Sub shall, or shall permit an of their respective representatives on their behalf to, directly or indirectly (A) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an alternative Anghami merger, (B) furnish any non-public information regarding any Anghami Company or their respective affiliates or their respective businesses, operations, assets, liabilities, financial condition, prospects or employees to any person or group (other than a party to the Business Combination Agreement or their respective representatives) in connection with or in response to an alternative Anghami merger, (C) engage, participate or enter into discussions or negotiations with any person or group with respect to, or that would reasonably be expected to lead to, an alternative Anghami merger, (D) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any alternative Anghami merger proposal, or (E) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement regarding the terms of, or otherwise consummate, any sale of all or any material part of the equity interests or assets of any Anghami Company (except for dispositions of inventory and assets in the ordinary course of business), whether such transaction takes the form of a sale of Anghami shares, merger, reorganization,

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

recapitalization, joint venture, sale of assets or otherwise, with any person other than VMAC. Each Anghami Company, Pubco, Vistas Merger Sub and Anghami Merger Sub shall, and shall cause its representatives to, immediately cease and cause to be terminated all existing solicitations, discussions or negotiations with any Person conducted heretofore with respect to any alternative Anghami merger. During the period before Closing, Anghami will promptly notify VMAC if any Anghami Company, Pubco, Vistas Merger Sub, Anghami Merger Sub or any of their respective representatives receives any bona fide inquiry, proposal, offer or submission or request for discussions or negotiations that would reasonably be expected to result in an alternative Anghami merger proposal.

Notification of Certain Matters

From the date of the Business Combination Agreement and until the earlier of the termination of the Business Combination Agreement and the Closing Date, each party will give prompt notice to the other parties if such party or its affiliates: (a) receives any notice or other communication in writing from any third party (including any Governmental Entity) alleging (i) that the consent of such third party is or may be required in connection with the transactions contemplated by the Business Combination Agreement or (ii) any non-compliance with any law by such party or its affiliates; (b) receives any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this agreement; (c) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing, as set forth in the Business Combination Agreement and discussed below, not being satisfied or the satisfaction of those conditions being materially delayed; or (d) becomes aware of the commencement or threat, in writing, of any proceeding against such party or any of its affiliates, or any of their respective material properties or material assets, or, to the knowledge of such party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such party or of its affiliates with respect to the consummation of the transactions contemplated by the Business Combination Agreement. No such notice shall constitute an acknowledgement or admission by the party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in the Business Combination Agreement have been breached.

No Trading in VMAC Shares

From the date of the Business Combination Agreement and until the earlier of the termination of the Business Combination Agreement and the Closing Date, Anghami, Pubco, Vistas Merger Sub and Anghami Merger Sub each acknowledge and agree that it is aware, and that their respective affiliates may be aware (and each of their respective representatives may be aware or, upon receipt of any material nonpublic information of VMAC, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise and other applicable foreign and domestic laws on a person possessing material nonpublic information about a publicly traded company. Anghami, Pubco, Vistas Merger Sub and Anghami Merger Sub each hereby agree that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of VMAC, communicate such information to any third party, take any other action with respect to VMAC in violation of such laws, or cause or encourage any third party to do any of the foregoing.

Directors and Officers; Indemnity

Pubco will indemnify and hold harmless each present (as of immediately prior to the Vistas Merger Effective Time) and former officer or director of VMAC or Anghami Company who is entitled to indemnification under the applicable governing documents of such party effective as of immediately prior to the Vistas Merger Effective Time against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the person is or was an officer or director of such entity prior to the Closing Date or (ii) matters existing or occurring at or prior to the Closing Date (including Business Combination Agreement and the transactions and actions contemplated thereby) solely to the extent they relate to the operation of the business of such entity, and to the extent such claim arises out of the fact that the indemnified person is or was an officer or director of a relevant entity prior to the Closing Date, whether such claim asserted or claimed prior to, at or after the Closing Date, to the fullest extent permitted under applicable law. In the event of any such claim, after the Closing Date, each indemnified director or officer will be entitled to advancement of expenses as provided for in applicable governing documents as of the

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

immediately prior to the Vistas Merger Effective Time; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable law or by the governing documents of the applicable entity.

Upon the Closing, Pubco will purchase all necessary insurance policies to operate the business of combined companies including one or more prepaid insurance policies (i.e., “tail coverage”), which policies provide liability insurance coverage for the indemnified persons who are covered by the directors’ and officers’ liability insurance policy maintained by the applicable entities as of immediately prior to the Vistas Merger Effective Time on no less favorable terms (including in amount and scope) as such policy for the benefit of such individuals for a period of at least six (6) years after the Closing Date with respect to claims arising from acts, events or omissions that occurred at or prior to the Closing solely to the extent they relate to the business of the relevant entities, including with respect to the transactions contemplated by the Business Combination Agreement.

Equity Financing

From the date of the Business Combination Agreement and until the earlier of the termination of the Business Combination Agreement and the Closing Date, VMAC may enter into and consummate subscription agreements with equity investors and Pubco in form and substance and on terms and conditions reasonable acceptable to Anghami and VMAC.

Conditions to Closing the Business Combination

General Conditions

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are conditioned on the satisfaction or waiver (where permissible) of the following conditions at or prior to the Closing Date: (a) no law or legal order is in effect that makes the Business Combination or other contemplated transaction illegal; (b) all material regulatory consents by government entities have been made in order to effect the Business Combination and related transactions; (c) the required vote by VMAC will be secured; (d) this registration statement will have become effective and  no SEC stop order suspending the effectiveness of this registration statement will be in effect and no related proceedings for such stop order will be pending or threatened; (e) the members of the surviving Pubco board after the Business Combination will be elected or appointed; (f) Pubco’s governing documents will be amended and restated; (g) both Anghami and VMAC will receive satisfactory evidence that Pubco qualifies as a foreign private issuer under Rule 3b-4 of the Exchange Act as of the Closing; and (h) the Pubco Ordinary Shares will be approved for listing on the Nasdaq following the Closing, subject only to official notice of issuance.

VMAC Conditions to Closing

The obligations of VMAC to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) of the following additional conditions at or prior to the Closing:

a)      certain representations and warranties of Anghami shall each be true and correct in all respects as of the Closing and all other representations and warranties of Anghami shall be true and correct as of the Closing, except where the failure of such representations and warranties to be true and correct does not result in a material adverse effect;

b)      Pubco, Vistas Merger Sub, Anghami Merger Sub and Anghami shall have performed or complied in all material respects with all covenants required by the Business Combination Agreement to be performed or complied with by Anghami on or prior to the Closing Date;

c)      Anghami shall have delivered to VMAC a certificate, signed by an officer of Anghami, certifying as to the satisfaction of the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(c) of the Business Combination Agreement;

d)      no material adverse effect shall have occurred; and

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

e)      Vistas shall have received (i) Anghami’s written consent and acknowledgements regarding the Business Combination; (ii) a restrictive covenant agreement for each Anghami shareholder identified in the Company Shareholder Schedule of the Business Combination Agreement (as defined in the Business Combination Agreement), executed by such shareholder and Pubco; (iii) a duly executed signature page or joinder to the Lock-Up Agreement in the form attached to the Business Combination Agreement and as discussed below, for each Anghami shareholder identified in the Company Shareholder Schedule of the Business Combination Agreement (as defined in the Business Combination Agreement), executed by such shareholder and Pubco; (iv) a counterpart to the Sponsor Letter Agreement in the form attached to the Business Combination Agreement and as discussed below, executed by Pubco; and (v) evidence that the contracts identified in the Business Combination Agreement involving Anghami affiliates are terminated and no obligations thereunder continue past Closing.

In connection with the consummation of the Business Combination, VMAC has waived and may waive certain representations, warranties, covenants, and conditions regarding Anghami and its operations prior to the Closing.

Anghami, Pubco and Merger Sub Conditions to Closing

The obligations of Pubco, Anghami, Vistas Merger Sub and Anghami Merger Sub to consummate the transactions are subject to the satisfaction or waiver (where permissible) of the following additional conditions or prior to the Closing:

a)      certain representations and warranties of VMAC shall each be true and correct in all respects as of the Closing and all other representations and warranties of VMAC shall be true and correct as of the Closing, except where the failure of such representations and warranties to be true and correct does not result in a material adverse effect;

b)      VMAC shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement;

c)      VMAC shall have delivered to Anghami a certificate, signed by an officer of VMAC, certifying as to the satisfaction of the conditions specified in Section 8.3(a), Section 8.3(b), Section 8.3(c) and Section 8.3(d) of the Business Combination Agreement;

d)      no material adverse effect shall have occurred;

e)      the sum of (i) the cash available to be released from the Trust Account (for avoidance of doubt, after taking into account VMAC shareholder redemptions) plus (ii) any other cash or cash equivalents of VMAC plus (iii) the net proceeds from the equity financings shall equal or exceed $40,000,000 at Closing; and

f)      Anghami shall have received (i) a counterpart to the registration rights agreement, as defined in the Business Combination Agreement and discussed below, executed by the sponsors; (ii) a counterpart to the Sponsor Letter Agreement, executed by the sponsors and VMAC; and (iii) VMAC shall have made irrevocable instructions for payments from the Trust Account and Equity Financing in accordance with the Business Combination Agreement.

Notwithstanding the above conditions to closing, upon the occurrence of the Closing, any condition set forth in above that was not satisfied as of the Closing shall be deemed to have been waived as of and from the Closing. For purposes of the Business Combination Agreement, a “material adverse effect” means, with respect to any specified Person, any event, change, development, circumstance, condition, effect, state of facts or occurrence that, individually or in the aggregate, has, causes or results in, or would reasonably be expected to have, cause or result in, a material adverse effect upon (i) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such Person and its subsidiaries, taken as a whole, or (ii) the ability of such Person or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the other transactions contemplated by the Business Combination Agreement to which it is or is required to be a party or bound or to perform its obligations hereunder or thereunder; but in each case shall exclude any event, change, development, circumstance, condition, state of facts or occurrence to the extent resulting or arising from: (a) any change in any applicable law or IFRS, GAAP or other applicable accounting principles, or interpretation thereof; (b) any change in the financial or securities markets or general economic conditions in the industries or markets in

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

which such Persons or its subsidiaries principally operate or the U.S. securities markets; (c) any change made by any Governmental Entity that is generally applicable to the industries or markets in which such Person or its subsidiaries principally operate; (d) any national or international political or social conditions, including the engagement by any government in hostilities, whether or not pursuant to the declaration of a national emergency or war; (e) any acts of God, including any earthquakes, hurricanes, tornados, floods, tsunamis or other natural disasters, pandemic, epidemic or disease outbreak (including COVID-19), or any other damage to or destruction of assets caused by such event; (f) the announcement of the execution of Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, including Losses or threatened Losses of, or any adverse change in the relationship with employees, customers, suppliers, distributors, financing sources, licensors, licensees or others having relationships with any such Person; (g) any consequences arising from any action required to be taken by any Party to the Business Combination Agreement; (g) any failure in and of itself by such Person and its subsidiaries to meet internal or published projections, estimates or forecasts of revenues, earnings or other measures of financial or operating performance for any period, except that the underlying causes of such failure (subject to the other provisions of this definition) shall not be excluded; (h) any fluctuations in the exchange rates between currencies, and (i) with respect to Vistas, the consummation and effects of any redemptions by VMAC shareholders or Pubco shareholders of their VMAC Units or Pubco Ordinary Shares for cash; provided, however, that in the case of each of clauses (a), (b), (c), (d) and (e) of the foregoing, any such event, change, circumstance or occurrence shall not be excluded to the extent that it has or would reasonably be expected to have a materially disproportionate adverse effect on such Person or any of its subsidiaries compared to other participants in the industries in which such Person or any of its subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to Vistas, the amount of any redemptions by VMAC shareholders or Pubco shareholders of their VMAC Units or Pubco Ordinary Shares for cash or the failure to obtain the Required Vistas Shareholder Vote (as such term is defined in the Business Combination Agreement) shall not be deemed to be a material adverse effect on or with respect to Vistas.

Termination of the Business Combination Agreement

The Business Combination Agreement may be terminated and the transactions may be abandoned at any time prior to the Closing Date only as follows:

a)      by mutual written consent of VMAC and Anghami;

b)      by either Anghami or VMAC by written notice to the other if any applicable law is in effect making the consummation of the transactions contemplated hereby illegal or any final, non-appealable order is in effect permanently preventing the consummation of the transactions contemplated hereby; provided, however, that the right to terminate the Business Combination Agreement pursuant to the preceding clause shall not be available to a party if such party’s or its affiliates’ breach of any representation, warranty, covenant or agreement results in or causes such final, non-appealable order;

c)      by either Anghami or VMAC by written notice to the other if the consummation of the transactions contemplated hereby shall not have occurred on or before December 31, 2021 (the “Outside Date”); provided, that the right to terminate the Business Combination Agreement under the preceding clause shall not be available to a party if the breach or violation by such party or its affiliates of any representation, warranty, covenant or obligation was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

d)      by written notice by Anghami to VMAC, if, unless otherwise waived, VMAC breaches any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of VMAC shall have become untrue or inaccurate, in any case, which (i) would render the conditions precedent to Anghami’s, Pubco’s, Vistas Merger Sub’s and Anghami Merger Sub’s obligations to consummate the transactions contemplated set forth in Section 8.3(a) or Section 8.3(b) of the Business Combination Agreement to not be satisfied, and (ii) after the giving of written notice of such breach or inaccuracy to VMAC by Anghami, cannot be cured or has not been cured by the earlier of the Outside Date and ten (10) Business Days after the delivery of such notice; provided, however, that Anghami’s right to terminate under the preceding clause will be unavailable to Anghami if Anghami or an affiliate (including Pubco or Merger Sub) is then in material uncured breach of any representation, warranty, covenant or agreement contained in the Business Combination Agreement;

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

e)      by written notice by VMAC to Anghami, if, unless otherwise waived, Anghami, Pubco, Vistas Merger Sub or Anghami Merger Sub breaches any of their respective representations, warranties, covenants or agreements under the Business Combination Agreement, or if any representation or warranty of Anghami, Pubco, Vistas Merger Sub or Anghami Merger Sub shall have become untrue or inaccurate, in any case, which (i) would render the conditions precedent to VMAC’s obligations to consummate the transactions contemplated set forth in Section 8.2(a) or Section 8.2(b) of the Business Combination Agreement to not be satisfied, and (ii) after the giving of written notice of such breach or inaccuracy to Anghami by VMAC, cannot be cured or has not been cured by the earlier of the Outside Date and ten (10) Business Days after the delivery of such notice; provided, however, that the right to terminate the Business Combination Agreement under the preceding clause will not be available to VMAC if VMAC or an affiliate is then in material uncured breach of any representation, warranty, covenant or agreement contained in the Business Combination Agreement

f)      by written notice by VMAC to Anghami, if a material adverse effect occurs relating to Anghami or Pubco following the date of the Business Combination Agreement which is uncured and continuing;

g)      by written notice from either VMAC or Anghami to the other if the required VMAC shareholder vote is not obtained at the special meeting to approve the Business Combination;

h)      by written notice by Anghami to VMAC, if there shall have been a material adverse effect relating to VMAC following the date of the Business Combination Agreement which is uncured and continuing; or

i)       by written notice by Anghami to VMAC, if VMAC makes an adverse recommendation prior to the time the required VMAC shareholder vote is obtained, as defined in the Business Combination Agreement.

In the event that the Business Combination Agreement is validly terminated, all transaction expenses incurred in connection with the Business Combination Agreement, the Ancillary Agreements (as defined in the Business Combination Agreement), and the transactions will be paid by the party incurring such transaction expenses. No other fees will be paid to either party in the event of the termination of the Business Combination. However, confidentiality agreements signed in connection with the Business Combination Agreement will survive its termination, and no such termination shall relieve any party from any liability arising out of or incurred as a result of its breach of the terms of the Business Combination Agreement prior to such termination.

Amendment; Assignment of the Business Combination Agreement

The Business Combination Agreement may be amended in writing by all parties thereto at any time prior to the Closing.

The Business Combination Agreement and all of the provisions thereof are binding and intended for the benefit of the parties and their respective successors and permitted assigns; provided, that, neither the Business Combination Agreement nor any of the rights, interests or obligations thereunder may be assigned or delegated by any party (including by operation of law) without the prior written consent of the other parties, and any assignment without such consent will be entirely void; and provided, further that no such assignment shall relieve the assigning party of its obligations hereunder. Without limiting the foregoing, in the event Anghami, VMAC or Pubco or any of their respective successors or permitted assigns, (a) consolidates with or merges into any other person or (b) transfers all or substantially all of the assets of such party and its subsidiaries, taken as a whole, to any person, then, and in each case, the successors and assigns of such party shall be deemed to have assumed the obligations of such party under the Business Combination Agreement.

Arbitration; Governing Law; Consent to Jurisdiction

Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution), arising out of, related to, or in connection with the Business Combination Agreement or the transactions contemplated thereby are subject to the arbitration provisions of the Business Combination Agreement. A party must, in the first instance, provide written notice of any disputes to the other parties subject to such dispute, which must provide a reasonably detailed description of the matters subject to the dispute. The parties involved in such dispute shall seek to resolve the dispute on an amicable basis within ten (10) Business Days of the notice being received by such other parties

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

subject to such dispute. The three-member arbitration panel that will convene to resolve disputes will convene in London and apply the substantive laws of the State of New York. Additionally, the laws of the State of New York shall govern (i) all claims or matters related to or arising from the Business Combination Agreement (including any tort or non-contractual claims) and (ii) any questions concerning the construction, interpretation, validity and enforceability of the Business Combination Agreement, and the performance of the obligations it imposes, in each case without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of New York.

Trust Account Waiver

Each of Anghami, Pubco, Vistas Merger Sub and Anghami Merger Sub acknowledges that, as described in the IPO Prospectus, VMAC has established the Trust Account for the benefit of its public stockholders (including overallotment shares acquired by VMAC’s underwriters), which holds proceeds of its IPO and the overallotment shares acquired by VMAC’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon), and that VMAC may pay out money from the Trust Account only in the circumstances described in the IPO Prospectus and VMAC’s governing documents. Each of Anghami, Pubco, Vistas Merger Sub and Anghami Merger Sub, for itself and the affiliates it has the authority to bind, hereby agrees it and such affiliates do not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to public stockholders), or make any claim against the Trust Account (including any distributions therefrom to public stockholders), regardless of whether such claim arises as a result of, in connection with or relating in any way to, the Business Combination Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability, and hereby irrevocably waives any claims it or such affiliates has or may have at any time against or with respect to the Trust Account (or distributions therefrom to public stockholders) as a result of, or arising out of, any discussions, contracts or agreements involving VMAC and will not seek recourse against the Trust Account (or distributions therefrom to public stockholders) for any reason whatsoever. Each of Anghami, Pubco, Vistas Merger Sub and Anghami Merger Sub agrees and acknowledges that such irrevocable waiver is material to the Business Combination Agreement and specifically relied upon by VMAC and its affiliates to induce VMAC to enter in the Business Combination Agreement, and each of Anghami, Pubco, Vistas Merger Sub and Anghami Merger Sub further intends and understands such waiver to be valid, binding and enforceable against such party and each of its affiliates under applicable law. Notwithstanding the foregoing, nothing stated in this section above affects any rights of Anghami, Pubco, Vistas Merger Sub or Anghami Merger Sub or their respective affiliates in the capacity as a public stockholder to redeem their shares of VMAC in the VMAC shareholder redemption. This waiver of claims against the Trust Account shall survive termination of the Business combination Agreement for any reason and continue indefinitely.

Vote Required for Approval

The Business Combination Proposal will be approved and adopted only if the holders of a majority of the outstanding shares of VMAC Common Stock entitled to vote thereon at the special meeting vote “FOR” the Business Combination Proposal. Adoption of the Business Combination Proposal is not conditioned upon the adoption of any of the other proposals.

Recommendation of the Board

VMAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS
COMBINATION PROPOSAL.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

CERTAIN AGREEMENTS RELATED TO THE BUSINESS COMBINATION

Sponsor Letter Agreement

In connection with the execution of the Business Combination Agreement, VMAC delivered and entered into a letter Sponsor Letter Agreement with Pubco, Vistas Merger Sub, Anghami Merger Sub, and other entities and individuals (the “Insiders”) who, collectively with Vistas Media Sponsor, LLC (the “Sponsor”), owned all of the Founder Shares of VMAC. Pursuant to the Sponsor Letter Agreement, the Sponsor and Insiders agreed that they will:

a)      vote their common stock in favor of the Business Combination and each other proposal related to the Business Combination that is included in the agenda for the special meeting of the stockholders related to the Business Combination;

b)      when that meeting of stockholders is held, appear at the meeting or otherwise cause their shares to be counted present in order to establish a quorum;

c)      vote or cause to be voted at the meeting all of their shares covered by the Sponsor Letter Agreement against any other merger or acquisition proposal that would reasonably be expected to impede, interfere with, delay or otherwise negatively affect the execution of the Business Combination or cause a breach of the Business Combination Agreement and the conditions precedent to consummating the Business Combination and related transactions;

d)      vote or cause to be voted at the meeting all their covered shares against any change in business, management, or board of directors of VMAC other than those contemplated by the Business Combination Agreement; and

e)      not redeem their covered shares under the Sponsor Letter Agreement in connection with the stockholder approval achieved at the special meeting.

The Sponsor and each Insider also agreed to a one-year lockup period for their Founder Shares until the earlier of (A) one year after the completion of the Business Combination and (B) subsequent to the Business Combination, (x) the date when the closing price of VMAC common stock has equaled or exceeded $12.00 per share for 20 trading days within a 30-day trading period commencing at least 150 days after the Business Combination or (y) the date on which Pubco completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all Pubco stockholders having the rights to exchange their shares for cash, securities or other property. The Sponsor and each Insider also agreed to a 30-day lockup period following the Business Combination covering any private placement securities they receive.

The Sponsor Letter Agreement will automatically terminate on the expiration of all of the lock-up periods discussed in the above paragraph. In the event of a valid termination of the Business Combination Agreement, this Sponsor Letter Agreement shall be of no force and effect and shall revert to the Prior Letter Agreement. No such termination or reversion shall relieve the Sponsor, each Insider, VMAC or Pubco from any liability resulting from a breach of this Sponsor Letter Agreement occurring prior to such termination or reversion.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, VMAC and Pubco entered into the Subscription Agreements with SHUAA and Vistas Media Capital Pte. Ltd. (the “Subscribers”), pursuant to which the Subscribers agreed to purchase, and VMAC agreed to sell to the Subscribers, an aggregate of 4,000,000, shares of VMAC Class A common stock, for a purchase price of $10.00 per share and an aggregate purchase price of $40,000,000, which shares of VMAC Class A common stock will automatically be exchanged with Pubco for the right to receive Pubco Class A common stock immediately following the Closing. Such shares have an aggregate market value of approximately $             based on the closing price of VMAC Class A Common Stock of $              on Nasdaq on             , 2021, the record date for the special meeting of stockholders.

The issuance of the PIPE Shares pursuant to the Subscription Agreements is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Business Combination. The purpose of the PIPE is to fund growth of the company following the Business Combination.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Pursuant to the Subscription Agreements, Pubco agreed to file (at Pubco’s sole cost and expense) a registration statement registering the resale of the shares provided to the Subscribers by the Subscription Agreements, and Pubco shall use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days (or ninety (90) calendar days if the SEC notifies Pubco that it will “review” the registration statement) following the Closing Date and (ii) the 5th business day (any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed) after the date Pubco is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. Pubco will use its commercially reasonable efforts to provide a draft of the registration statement to the Subscribers for review at least two (2) business days in advance of filing the registration statement; provided that, for the avoidance of doubt, in no event shall Pubco be required to delay or postpone the filing of such registration statement as a result of or in connection with a Subscriber’s review. Unless otherwise agreed to in writing by the Subscriber, Subscriber shall not be identified as a statutory underwriter in the registration statement unless requested by the Commission or another regulatory agency; provided, that if the SEC or another regulatory agency requests that a Subscriber be identified as a statutory underwriter in the registration statement, the Subscriber will have the opportunity to withdraw from the registration statement upon its prompt written request to Pubco. Notwithstanding the foregoing, if the SEC prevents Pubco from including any or all of the shares proposed to be registered under the registration statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the subscribed shares by the applicable stockholders or otherwise, the registration statement will register the number of shares for resale which is equal to the maximum number of subscribed shares as the SEC permits. In such event, the number of subscribed shares to be registered for each selling stockholder named in the registration statement will be proportionally reduced among all such selling stockholders. The Subscribers agreed to disclose their beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of subscribed shares to Pubco (or its successor) upon request to assist Pubco in making the determination described above. Pubco’s obligations to include the subscribed shares in the registration statement are contingent upon the Subscriber furnishing in writing to Pubco such information regarding the Subscriber, the securities of Pubco held by Subscriber and the intended method of disposition of the subscribed shares as Pubco reasonably requests to effect the registration of the applicable shares, and the Subscriber shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder in similar situations, including providing that Pubco can postpone and suspend the use of the registration statement during any customary blackout or similar period or as permitted hereunder. However, for the avoidance of doubt, the Subscriber will not be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the subscribed shares. In the case of the registration effected by Pubco pursuant to the Subscription Agreement, Pubco will, upon reasonable request, inform the Subscriber as to the status of such registration. The Subscribers are not entitled to use the registration statement for an underwritten offering of the applicable subscribed shares.

In addition to the above, SHUAA will receive Service Warrants and 350,000 shares of VMAC Class A Common Stock upon the consummation of the Business Combination for services rendered in connection with the Business Combination.

Restrictive Covenant Agreements

In connection with the execution of the Business Combination Agreement, Pubco, VMAC, the Anghami entities, and shareholders Elias Habib and Edgard Maroun (the “Shareholders”) entered into Restrictive Covenant Agreements that ensure the Shareholders did not compete with Pubco and its related entities by joining a competitor in the music streaming business. Under the Restrictive Covenant Agreements, the Shareholders agreed that for a two-year period following the Closing they would not:

a)      work for, invest in, or otherwise advise a competing business in certain countries in the Middle East;

b)      solicit, hire, or otherwise recruit employees from VMAC and the other parties to the Business Combination Agreement to leave such party, except in circumstances where such an employee contacts the Shareholder or the Shareholder is not specifically targeting employees of VMAC and others entering the Business Combination;

c)      publish derogatory statements or otherwise damage the integrity, reputation, or good will of any party to the Business Combination Agreement, but the Shareholders’ ability to cooperate with a governmental or other legal proceeding in a truthful manner will not be impeded;

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

          d)      disclose confidential information in any way without the prior written consent of Pubco, unless the Shareholder can prove that such information would be accessible through public means unrelated to the execution or negotiation of the Business Combination Agreement and operations of the parties’ business, and all agreements relating to the confidentiality of information the Shareholders may acquire in the performance of their duties for Pubco and related VMAC entities are in no way affected or limited by the Restrictive Covenant Agreements;

Pubco and the other parties interested in the restrictive nature of the Restrictive Covenant Agreements on the Shareholders are entitled to pursue specific performance or damages in the event a Shareholder violates any of their obligations under the agreements.

Amended and Restated Registration Rights Agreement

On August 6, 2020, VMAC, Vistas Media Sponsor, LLC, I-Bankers Securities, Inc, and the Initial Stockholders entered into a Registration Rights Agreement which provides customary demand and piggyback registration rights. The Registration Rights Agreement also restricted the Initial Stockholders to a lock-up agreement barring sale of their Founder Shares lasting through the period ending on the earlier of (A) one year after the completion of VMAC’s initial Business Combination and (B) subsequent to the Business Combination, (x) the date when the closing price of VMAC common stock has equaled or exceeded $12.00 per share for 20 trading days within a 30-day trading period commencing at least 150 days after the Business Combination or (y) the date on which VMAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all VMAC stockholders having the rights to exchange their shares for cash, securities or other property.

Pursuant to the Registration Rights Agreement, VMAC agreed that, upon request of the Initial Stockholders, it will file with the SEC a registration statement registering the resale of certain VMAC shares held by the Initial Stockholders and VMAC will use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof. However, during the period starting with the date sixty (60) days prior to VMAC’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a VMAC-initiated registration and provided that VMAC has delivered written notice to the Initial Stockholders prior to receipt of a shareholder request as noted above, and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable registration statement to become effective; (B) the shareholders have requested an underwritten registration and VMAC and the Initial Stockholders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the VMAC board such registration would be seriously detrimental to VMAC and the board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement.

Lock-Up Agreement

Certain shareholders also entered into formal Lock-Up Agreements with Pubco in connection with the Business Combination Agreements, and such Lock-Up Agreements may also be entered into and joined by other shareholders who acquire capital stock and continue as shareholders through the Business Combination. Shareholders entering into Lock-Up Agreements agree he or she shall not transfer any shares of common stock until the earlier of (A) six months after the Closing Date and (B) subsequent to the Closing Date, the date on which Pubco completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Pubco’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Such shareholders may make transfers under two circumstances, however: (i) for estate planning if the shareholder is a natural person and transfers stock as a gift within their family or upon their death and (ii) to affiliates of Pubco or parties to the Business Combination Agreement, so long as the transferee also signs and agrees to the terms of the Lock-Up Agreement.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

MATERIAL CAYMAN ISLANDS INCOME TAX CONSIDERATIONS

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of Pubco. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the warrants. An instrument of transfer in respect of a warrant is stampable if executed in or brought into the Cayman Islands.

No stamp duty is payable in respect of the issue of our Class A ordinary shares or on an instrument of transfer in respect of such shares. However, an instrument of transfer in respect of shares is stampable if executed in or brought into the Cayman Islands.

Pubco has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Financial Secretary undertakes with Anghami Inc. (the “Company”):

1.      That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.      In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1    On or in respect of the shares, debentures or other obligations of the Company; or

2.2    by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 20 years from the date hereof.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Subject to the qualifications, assumptions and limitations in the opinion attached as Exhibit [8.1], the statements of law and legal conclusions set forth below represent the opinion of Winston & Strawn LLP.

This section describes the material U.S. federal income tax considerations for beneficial owners of VMAC Common Stock and VMAC Warrants (collectively, the “VMAC securities”) (i) electing to have their VMAC Common Stock redeemed for cash if the Business Combination is completed, (ii) of the Business Combination and (iii) of the ownership and disposition of Pubco Ordinary Shares and Pubco Warrants acquired pursuant to the Merger. This discussion applies only to VMAC securities and Pubco Ordinary Shares held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, including:

•        brokers, dealers and other investors that do not own their VMAC securities, Pubco Ordinary Shares or Pubco Warrants as capital assets;

•        traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•        tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

•        banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

•        U.S. expatriates or former long-term residents of the United States;

•        persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of the VMAC Common Stock or Pubco Ordinary Shares;

•        partnerships or other pass-through entities for U.S. federal income tax purposes, or beneficial owners of partnerships or other pass-through entities;

•        persons holding VMAC securities, Pubco Ordinary Shares or Pubco Warrants as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

•        persons required to accelerate the recognition of any item of gross income with respect to VMAC securities, Pubco Ordinary Shares or Pubco Warrants as a result of such income being recognized on an applicable financial statement;

•        persons whose functional currency is not the U.S. dollar;

•        persons that received VMAC securities, Pubco Ordinary Shares or Pubco Warrants as compensation for services; or

•        controlled foreign corporations or passive foreign investment companies.

This discussion is based on the Code, its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of VMAC securities, Pubco Ordinary Shares or Pubco Warrants. We have not and do not intend to seek any rulings from the IRS regarding the Business Combination. There is no assurance that the IRS will not take positions concerning the tax consequences of the Business Combination that are different from those discussed below, or that any such different positions would not be sustained by a court.

ALL HOLDERS OF VMAC SECURITIES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF PUBCO ORDINARY SHARES AND PUBCO WARRANTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Federal Income Tax Treatment of Pubco

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, Pubco, which is incorporated under the Cayman Islands, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.

Under Section 7874, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s worldwide activities (this test is referred to as the “substantial business activities test”); and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (this test is referred to as the “80% ownership test”).

For purposes of Section 7874, the first two conditions described above will be met with respect to the Business Combination because Pubco will acquire indirectly all of the assets of VMAC through the Merger, and Pubco, including its “expanded affiliated group,” is not expected to satisfy the substantial business activities test upon consummation of the Merger. As a result, whether Section 7874 will apply to cause Pubco to be treated as a U.S. corporation for U.S. federal income tax purposes following the Merger should depend on the satisfaction of the 80% ownership test.

Based upon the terms of the Merger, the rules for determining share ownership under Section 7874 and the Treasury Regulations promulgated thereunder, and certain factual assumptions, VMAC and Pubco currently expect that the Section 7874 ownership percentage of the VMAC stockholders in Pubco should be less than 80%. Accordingly, Pubco is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874. However, whether the 80% ownership test has been satisfied must be finally determined after completion of the Merger, by which time there could be adverse changes to the relevant facts and circumstances. Further, for purposes of determining the ownership percentage of former VMAC stockholders for purposes of Section 7874, former VMAC stockholders will be deemed to own an amount of Pubco Ordinary Shares in respect to certain redemptions by VMAC prior to the Merger. In addition, as discussed above, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Accordingly, there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court.

If Pubco were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to its non-U.S. holders (as defined below) could be subject to 30% U.S. withholding tax, depending on the application of any income tax treaty that might apply to reduce the withholding tax.

The remainder of this discussion assumes that Pubco will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

U.S. Holders

The section applies to you if you are a U.S. holder. For purposes of this discussion, a U.S. holder means a beneficial owner of VMAC securities, Pubco Ordinary Shares or Pubco Warrants that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income tax regardless of its source; or

•        a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The Business Combination

Subject to the discussion below of VMAC Warrants and Section 367(a) of the Code, the exchange by a U.S. holder of VMAC Common Stock for Pubco Ordinary Shares pursuant to the Merger is expected to qualify as an exchange described in Section 351(a) of the Code. Assuming such qualification, a U.S. holder that exchanges its VMAC Common Stock in the Merger for Pubco Ordinary Shares generally should not recognize any gain or loss on such exchange, subject to Section 367(a) of the Code discussed below. In such case, assuming gain recognition is not required under Section 367(a) of the Code as described below, the aggregate adjusted tax basis of the Pubco Ordinary Shares received in the Merger by a U.S. holder should be equal to the adjusted tax basis of the VMAC Common Stock surrendered in the Merger in exchange therefor. The holding period of the Pubco Ordinary Shares should include the holding period during which the VMAC Common Stock surrendered in the Merger in exchange therefor.

The appropriate U.S. federal income tax treatment of VMAC Warrants in connection with the Merger is uncertain. It is possible that a U.S. holder of VMAC Warrants could be treated as exchanging such VMAC Warrants for “new” warrants. If so treated, a U.S. holder could be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of the Pubco Warrants held by it immediately following the Merger and the adjusted tax basis of the VMAC Warrants held by it immediately prior to the Merger. Alternatively, it is also possible that a U.S. holder of VMAC Warrants could be treated as transferring its VMAC Warrants and shares of VMAC Common Stock to Pubco in exchange for Pubco Warrants and Pubco Ordinary Shares in an exchange governed only by Section 351 of the Code (and not by Section 368 of the Code). If so treated, a U.S. holder should be required to recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such holder (generally, the excess of (x) the sum of the fair market values of the Pubco Warrants treated as received by such holder and the Pubco Ordinary Shares received by such holder over (y) such holder’s aggregate adjusted tax basis in the VMAC Warrants and VMAC Common Stock treated as having been exchanged therefor) and (ii) the fair market value of the Pubco Warrants treated as having been received by such holder in such exchange. If the deemed transfer of VMAC Warrants also qualifies as part of a “reorganization” within the meaning of Section 368 of the Code, subject to Section 367(a) of the Code discussed below, a U.S. holder of VMAC Warrants generally should not recognize any gain or loss on any such deemed transfer of VMAC Warrants, and such U.S. holder’s basis in the Pubco Warrants deemed received should be equal to the U.S. holder’s basis in its VMAC Warrants deemed transferred. However, the requirements for qualification of the Merger as a “reorganization” under Section 368 of the Code are more stringent in certain respects than the requirements for qualification as an exchange under Section 351 of the Code, and there can be no assurance that the Merger will also qualify under Section 368.

U.S. holders of VMAC Warrants are urged to consult with their own tax advisors regarding the treatment of their VMAC Warrants in connection with the Merger.

Section 367(a)

Section 367(a) of the Code and the Treasury Regulations promulgated thereunder, in certain circumstances described below, impose additional requirements for a U.S. holder to qualify for tax-deferred treatment under Section 351 of the Code and Section 368 of the Code with respect to the exchange of VMAC Common Stock and/or VMAC Warrants in the Vistas Merger.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Section 367(a) of the Code potentially may apply to the exchange by a U.S. holder of VMAC Common Stock for Pubco Ordinary Shares pursuant to the Vistas Merger. Section 367(a) of the Code generally requires a U.S. holder of stock in a U.S. corporation to recognize gain (but not loss) when such stock is exchanged for stock of a non-U.S. corporation in an exchange that would otherwise qualify for tax-deferred treatment (such as pursuant to an exchange under Section 351 of the Code or a reorganization under Section 368 of the Code) and any of the following is true: (i) the U.S. corporation fails to comply with certain reporting requirements; (ii) U.S. holders of stock of the acquired U.S. corporation receive more than 50% (by vote or value) of the stock of the non-U.S. corporation; (iii) U.S. persons that are officers, directors, or 5% or greater shareholders of the acquired U.S. corporation own more than 50% (by vote or value) of the stock of the non-U.S. corporation immediately after the acquisition; (iv) such U.S. holder is a 5% or greater shareholder of the acquired U.S. corporation and fails to enter into a 5-year gain recognition agreement with the IRS to recognize gain with respect to the acquired U.S. corporation stock exchanged in the acquisition; or (v) the U.S. and non-U.S. corporations (and other relevant parties) fail to meet the “active trade or business test.” A holder of an acquired U.S. corporation is presumed to be a U.S. person unless that person signs an ownership statement certifying certain information, including its residency. The “active trade or business test” generally requires (A) that the non-U.S. corporation (and its qualified subsidiaries, including for this purpose Anghami and its subsidiaries) be engaged in an “active trade or business” outside of the U.S. for the 36-month period immediately before the exchange and that neither the transferors nor the non-U.S. corporation has an intention to substantially dispose of or discontinue such trade or business, and (B) that the fair market value of the non-U.S. corporation be at least equal to the fair market value of the U.S. corporation, as specifically determined for purposes of Section 367 of the Code, as of the closing of the exchange (the “substantiality test”). For purposes of applying the substantiality test to the Vistas Merger, the fair market value of VMAC generally will be deemed to include the value of any non-ordinary course distributions, as determined under applicable Treasury Regulations, made by VMAC during the 36-month period ending on the closing of the Vistas Merger. Because of the inherently factual nature of these tests under the applicable Treasury Regulations, and the fact that these tests are generally applied based on the relevant facts at the time of, and following, the completion of the Vistas Merger, Winston & Strawn LLP is unable to opine on the application of Section 367(a) of the Code to the exchange by a U.S. holder of VMAC Common Stock and/or VMAC Warrants in the Vistas Merger.

To the extent that U.S. holders of VMAC Common Stock and/or VMAC Warrants are required to recognize gain under Section 367(a) of the Code for any of the foregoing reasons, a U.S. holder generally would recognize gain, if any, (but not loss) in an amount equal to the excess of (i) the sum of the fair market value of the Pubco Ordinary Shares received and/or VMAC Warrants deemed received by such U.S. holder, over (ii) such U.S. holder’s adjusted tax basis in the VMAC Common Stock exchanged and/or VMAC Warrants deemed exchanged therefor. Any such gain would generally be capital gain, and would be long-term capital gain if the U.S. holder’s holding period for the VMAC Common Stock and/or VMAC Warrants was more than one year at the time of the Vistas Merger. In either case described in the previous sentence, the U.S. holder’s tax basis in the Pubco Ordinary Shares and/or Public Warrants received in the exchange would be equal to the fair market value of such Pubco Ordinary Shares and/or Public Warrants at the time of the Vistas Merger.

The rules dealing with Section 367(a) of the Code discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, you are strongly urged to consult your own tax advisor concerning the application of the these rules to your exchange of VMAC Common Stock and/or VMAC Warrants under your particular circumstances, including, if you believe you will be a 5% or greater shareholder and the possibility of entering into a “gain recognition agreement” under applicable Treasury Regulations.

Redemption of VMAC Common Stock

In the event that a U.S. holder of VMAC Common Stock exercises such holder’s right to have such holder’s VMAC Common Stock redeemed pursuant to the redemption provisions described herein, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such stock pursuant to Section 302 of the Code or whether the U.S. holder will be treated as receiving a corporate distribution. Whether that redemption qualifies for sale treatment will depend largely on the total number of shares of VMAC common stock treated as held by the U.S. holder (including any stock constructively owned by the U.S. holder as a result of, among other things, owning warrants) relative to all of shares of VMAC Common Stock both before and after the redemption. The redemption of stock generally will be treated as a sale of the stock (rather than as a

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. holder, results in a “complete termination” of the U.S. holder’s interest in VMAC or is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also shares of VMAC Common Stock that are constructively owned by such U.S. holder. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock the U.S. holder has a right to acquire by exercise of an option, which generally would include common stock that could be acquired pursuant to the exercise of the VMAC Warrants. In order to meet the substantially disproportionate test, the percentage of VMAC’s outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of VMAC Common Stock must, among other requirements, be less than 80% of the percentage of VMAC’s outstanding voting stock actually and constructively owned by the U.S. holder immediately before the redemption. There will be a complete termination of a U.S. holder’s interest if either all the shares of VMAC Common Stock actually and constructively owned by the U.S. holder are redeemed or all the shares of VMAC Common Stock actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other stock. The redemption of the VMAC Common Stock will not be essentially equivalent to a dividend if a U.S. holder’s redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in VMAC. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in VMAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of redemption.

If the redemption qualifies as a sale of stock by the U.S. holder under Section 302 of the Code, the U.S. holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of VMAC Common Stock redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. holder’s tax basis in such holder’s shares of VMAC Common Stock generally will equal the cost of such shares. A U.S. holder that purchased VMAC Units would have been required to allocate the cost between the shares of VMAC Common Stock and the VMAC Warrants comprising the units based on their relative fair market values at the time of the purchase.

If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in such U.S. holder’s VMAC Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the VMAC Common Stock. Special rules apply to dividends received by U.S. holders that are taxable corporations. After the application of the foregoing rules, any remaining tax basis of the U.S. holder in the redeemed VMAC Common Stock will be added to the U.S. holder’s adjusted tax basis in its remaining stock, or, to the basis of stock constructively owned by such holder if the stock actually owned by the holder is completely redeemed.

Distributions on Pubco Ordinary Shares

Subject to the discussion under the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Rules,” the gross amount of any distribution on Pubco Ordinary Shares that is made out of Pubco’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds Pubco’s current and accumulated earnings and profits (as

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Pubco Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange.

Subject to the discussion under the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Rules,” dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. There is currently no income tax treaty between the United States and the Cayman Islands. Therefore, there can be no assurances that Pubco will be eligible for benefits of an applicable comprehensive income tax treaty with the United States. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on Nasdaq (which Pubco Ordinary Shares are expected to be) will be considered readily tradable on an established securities market in the United States. There can be no assurance that Pubco Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Pubco’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Pubco will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Rules.”

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by Pubco may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Pubco Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their own tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Pubco Ordinary Shares and Pubco Warrants

Subject to the discussion under the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Pubco Ordinary Shares or Pubco Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares and/or warrants. Any gain or loss recognized by a U.S. holder on a taxable disposition of Pubco Ordinary Shares or Pubco Warrants generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Pubco Ordinary Shares or Pubco Warrants generally will be treated as U.S. source gain or loss.

Exercise or Lapse of a Pubco Warrant

Except as discussed below with respect to the cashless exercise of a Pubco Warrant, a U.S. holder generally will not recognize gain or loss upon the acquisition of a Pubco Ordinary Share on the exercise of a Pubco Warrant for cash. A U.S. holder’s tax basis in a Pubco Ordinary Shares received upon exercise of the Pubco Warrant generally should be an amount equal to the sum of the U.S. holder’s tax basis in the Pubco Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for a Pubco Ordinary Share received upon exercise of the Pubco Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Pubco Warrant and

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

will not include the period during which the U.S. holder held the Pubco Warrant. If a Pubco Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Pubco Warrant.

The tax consequences of a cashless exercise of a Pubco Warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. holder’s basis in the Pubco Ordinary Shares received would equal the holder’s basis in the Pubco Warrants exercised therefore. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the Pubco Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Pubco Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Pubco Ordinary Shares would include the holding period of the Pubco Warrants exercised therefore.

It is also possible that a cashless exercise of a Pubco Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder would recognize gain or loss with respect to the portion of the exercised Pubco Warrants treated as surrendered to pay the exercise price of the Pubco Warrants (the “surrendered warrants”). The U.S. holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the Pubco Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the Pubco Warrants and (ii) the sum of the U.S. holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. holder’s tax basis in the Pubco Ordinary Shares received would equal the U.S. holder’s tax basis in the Pubco Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. holder’s holding period for the Pubco Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Pubco Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of Pubco Warrants.

Possible Constructive Distributions

The terms of each Pubco Warrant provide for an adjustment to the number of Pubco Ordinary Shares for which the Pubco Warrant may be exercised or to the exercise price of the Pubco Warrant in certain events, as discussed in the section entitled “Description of Pubco Securities.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Pubco Warrant would, however, be treated as receiving a constructive distribution from Pubco if, for example, the adjustment increases the holder’s proportionate interest in Pubco’s assets or earnings and profits (e.g., through an increase in the number of Pubco Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the Pubco Ordinary Shares which is taxable to the U.S. holders of such shares as described under the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Distributions on Pubco Ordinary Shares.” Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such warrant received a cash distribution from Pubco equal to the fair market value of such increased interest. The rules regarding constructive distributions are complex. U.S. holders should consult their own tax advisors regarding the application of the rules to them in light of their own circumstances.

Passive Foreign Investment Company Rules

Generally.    The treatment of U.S. holders of the Pubco Ordinary Shares could be materially different from that described above if Pubco is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A PFIC is any foreign corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year. Once a foreign corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.

Based on the projected composition of Pubco’s income and assets, including goodwill, and the fact that Pubco is not yet producing revenue from its active operations, Pubco may be classified as a PFIC for its taxable year that includes the date of the Merger or in the foreseeable future. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of Pubco is expected to depend, in part, upon (a) the market value of the Pubco Ordinary Shares, and (b) the composition of the assets and income of Pubco. Further, because Pubco may value its goodwill based on the market value of the Pubco Ordinary Shares, a decrease in the market value of the Pubco Ordinary Shares and/or an increase in cash or other passive assets (including as a result of the Merger) would increase the relative percentage of its passive assets. Moreover, Pubco may be classified as a PFIC for its taxable year that includes the date of the closing of the Merger as a result of interest income that Pubco earns on its deposits, which generally will be treated as passive income. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that Pubco is a PFIC for the taxable year that includes the date of the Merger or in a future year.

If Pubco is or becomes a PFIC during any year in which a U.S. holder holds Pubco Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) QEF regime, and (iii) mark-to-market regime. A U.S. holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime.    If a U.S. holder does not make a QEF election or a mark-to-market election, as described below, the U.S. holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of Pubco Ordinary Shares, and (ii) any “excess distribution” received on Pubco Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on Pubco Ordinary Shares during the preceding three years or the U.S. holder’s holding period, whichever is shorter). Generally, under this excess distribution regime:

•        the gain or excess distribution will be allocated ratably over the period during which the U.S. holder held Pubco Ordinary Shares;

•        the amount allocated to the current taxable year, will be treated as ordinary income; and

•        the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of Pubco Ordinary Shares cannot be treated as capital gains, even if you hold the shares as capital assets. Further, no portion of any distribution will be treated as QDI.

QEF Regime.    A QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If a U.S. holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. holder will be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if amount is not distributed to the U.S. holder. Thus, the U.S. holder may be required to report taxable income as a result of QEF income inclusions without corresponding receipts of cash. Pubco shareholders that are U.S. holders subject to

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

U.S. federal income tax should not expect that they will receive cash distributions from Pubco sufficient to cover their respective U.S. tax liability with respect to such QEF income inclusions. In addition, U.S. holders of Pubco Warrants will not be able to make a QEF election with respect to their Pubco Warrants.

The timely QEF election also allows the electing U.S. holder to: (i) generally treat any gain recognized on the disposition of its shares of the PFIC as capital gain; (ii) treat its share of the PFIC’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on its share of PFIC’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to our shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, a U.S. holder may over time be taxed on amounts that as an economic matter exceed our net profits.

A U.S. holder’s tax basis in Pubco Ordinary Shares will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as QDI. Amounts included as QEF income inclusions with respect to direct and indirect investments generally will not be taxed again when distributed. U.S. holders should consult their own tax advisors as to the manner in which QEF income inclusions affect their allocable share of Pubco’s income and their basis in your Pubco Ordinary Shares.

In order to comply with the requirements of a QEF election, a U.S. holder must receive certain information from Pubco. If Pubco determines that it is a PFIC for any taxable year, Pubco will endeavor to provide all of the information that a U.S. holder making a QEF election is required to obtain to make and maintain a QEF election, but there is no assurance that Pubco will timely provide such information. There is also no assurance that Pubco will have timely knowledge of its status as a PFIC in the future or of the required information to be provided. In addition, if Pubco holds an interest in a lower-tier PFIC (including, without limitation, in any PFIC subsidiaries), U.S. holders will generally be subject to the PFIC rules described above with respect to any such lower-tier PFICs. There can be no assurance that a portfolio company or subsidiary in which Pubco holds an interest will not qualify as a PFIC, or that a PFIC in which Pubco holds an interest will provide the information necessary for a QEF election to be made by a U.S. holder (in particular if Pubco does not control that PFIC).

Mark-to-Market Regime.    Alternatively, a U.S. holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the Securities and Exchange Commission or on the national market system established under Section 11A of the Securities Exchange Act of 1934; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that Pubco Ordinary Shares, which are expected to be listed on Nasdaq, will qualify as marketable shares for the PFIC rules purposes, but there can be no assurance that Pubco Ordinary Shares will be “regularly traded” for purposes of these rules. Pursuant to such an election, a U.S. holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. A U.S. holder may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of Pubco Ordinary Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as Pubco) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. U.S. holders should consult their own tax advisors

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election. In addition, U.S. holders of Pubco Warrants will not be able to make a mark-to-market election with respect to their Pubco Warrants.

PFIC Reporting Requirements.    A U.S. holder of Pubco Ordinary Shares will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such Forms are properly filed.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Pubco Ordinary Shares, subject to certain exceptions (including an exception for Pubco Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 to their tax return, for each year in which they hold Pubco Ordinary Shares. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close before the date which is three years after the date on which the required information is filed. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Pubco Ordinary Shares.

Non-U.S. Holders

The section applies to non-U.S. holders. For purposes of this discussion, a non-U.S. holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of VMAC securities, Pubco Ordinary Shares or Pubco Warrants that is not a U.S. holder.

Assuming that Pubco is not treated as a U.S. corporation under the rules discussed above, a non-U.S. holder of Pubco Ordinary Shares will not be subject to U.S. federal income tax or, subject to the discussion below under “— Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on Pubco Ordinary Shares or any gain recognized on a sale or other disposition of Pubco Ordinary Shares (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s Pubco Ordinary Shares) unless the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In addition, special rules may apply to a non-U.S. holder that is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met. Such holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of Pubco Ordinary Shares.

Dividends and gains that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in the case of a non-U.S. holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a non-U.S. holder’s exercise of a Pubco Warrant, or the lapse of a Pubco Warrant held by a non-U.S. holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. holder, as described under “— U.S. Holders — Exercise or Lapse of a Pubco Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a non-U.S. holder’s gain on the sale or other disposition of the Pubco Ordinary Shares and Pubco Warrants.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in redemption of VMAC Common Stock, dividends received by U.S. holders of Pubco Ordinary Shares, and the proceeds received on the disposition of Pubco Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to VMAC Common Stock and Pubco Ordinary Shares and proceeds from the sale, exchange, redemption or other disposition of Pubco Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on amounts received in respect of their VMAC Common Stock, VMAC Warrants or their Pubco Ordinary Shares, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption. Dividends paid with respect to Pubco Ordinary Shares and proceeds from the sale of other disposition of Pubco Ordinary Shares received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VMAC STOCKHOLDER PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

As discussed in this proxy statement/prospectus, VMAC stockholders are being asked to consider and vote on the Business Combination Proposal. You should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination. In particular, you are directed to the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus.

Vote Required for Approval

The Business Combination Proposal will be approved and adopted only if the holders of a majority of the outstanding shares of VMAC Common Stock entitled to vote thereon at the special meeting vote “FOR” the Business Combination Proposal. Adoption of the Business Combination Proposal is not conditioned upon the adoption of any of the other proposals.

Recommendation of the Board

VMAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF
THE BUSINESS COMBINATION PROPOSAL.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VMAC STOCKHOLDER PROPOSAL NO. 2 — THE NASDAQ PROPOSAL

Overview

VMAC is seeking stockholder approval of the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d).

Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant.

Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

VMAC currently has 12,830,000 shares of VMAC Common Stock issued and outstanding.

Pursuant to the Subscription Agreements, VMAC has obtained commitments from Subscribers to purchase shares of VMAC Class A Common Stock, which will be converted into Pubco Ordinary Shares, for a purchase price of $10.00 per share. Several institutional investors have committed an aggregate of $40 million to participate in the PIPE. The 4,000,000 shares of VMAC Common Stock VMAC anticipates issuing pursuant to the Subscription Agreements will (1) constitute more than 20% of VMAC’s then outstanding common stock, (2) will constitute a change of control and (3) be sold for a purchase price of $10.00 per share of VMAC Class A Common Stock, which will be less than the market value of the shares. VMAC is required to obtain shareholder approval of such issuances pursuant to Nasdaq Listing Rules 5635(a), (b) and (d).

Effect of Proposal on Current Stockholders

If the Nasdaq Proposal is adopted and the Business Combination is consummated VMAC expects the Subscribers will receive 4,000,000 shares of VMAC Class A Common Stock pursuant to the Subscription Agreements. The issuance of such shares would result in significant dilution to VMAC’s stockholders, and would afford VMAC’s Stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of Pubco after the Closing.

Vote Required for Approval

The Nasdaq Proposal will be approved and adopted if the holders of a majority of the shares of VMAC Common Stock represented in person or by proxy and voted thereon at the special meeting vote “FOR” the Nasdaq Proposal. Adoption of the Nasdaq Proposal is conditioned upon the adoption of the Business Combination Proposal.

Recommendation of the Board

VMAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VMAC STOCKHOLDER PROPOSAL NO. 3 — THE STOCKHOLDER ADJOURNMENT PROPOSAL

The Stockholder Adjournment Proposal

The Stockholder Adjournment Proposal, if adopted, will allow VMAC’s board of directors to adjourn the special meeting of stockholders to a later date or dates to permit further solicitation of proxies. The Stockholder Adjournment Proposal will only be presented to VMAC’s stockholders in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting of stockholders to approve one or more of the proposals presented at the special meeting or Public Stockholders have elected to redeem an amount of Public Shares such that the minimum available cash condition to the obligation to closing of the Business Combination would not be satisfied. In no event will VMAC’s board of directors adjourn the special meeting of stockholders or consummate the Business Combination beyond the date by which it may properly do so under the VMAC Charter and Delaware law.

Consequences if the Stockholder Adjournment Proposal is Not Approved

If the Stockholder Adjournment Proposal is not approved by VMAC’s stockholders, VMAC’s board of directors may not be able to adjourn the special meeting of stockholders to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting of stockholders to approve the Business Combination Proposal or Public Stockholders have elected to redeem an amount of Public Shares such that the minimum available cash condition to the obligation to closing of the Business Combination would not be satisfied.

Vote Required for Approval

The Stockholder Adjournment Proposal will be approved and adopted if the holders of a majority of the shares of VMAC Common Stock represented in person or by proxy and voted thereon at the special meeting vote “FOR” the Stockholder Adjournment Proposal. Adoption of the Stockholder Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

Recommendation of the Board

VMAC’s BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCKHOLDER ADJOURNMENT PROPOSAL.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

INFORMATION ABOUT ANGHAMI

In this section, references to “we,” “us” and “our” are intended to refer to Anghami and its subsidiaries, unless the context clearly indicates otherwise.

Overview

Founded in 2012, Anghami was the first music-streaming platform in the Middle East and North Africa (the “MENA Region”). Anghami’s business focuses on the following countries within the MENA Region: Algeria, Bahrain, Egypt, Iraq, Jordan, Kuwait, Lebanon, Libya, Morocco, Oman, Palestine, Qatar, Saudi Arabia, Sudan, Tunisia and UAE (together, our “MENA Operating Area”). We are now the leading regional digital music entertainment technology platform in our MENA Operating Area, with the largest catalog, offering approximately 57 million songs to more than 70 million registered users as of December 31, 2020, 1.4 million paid subscribers and 18.3 million active users, with more than 9.0 billion streams per year in 2020. Anghami is a music application and platform that offers listeners in the MENA Operating Area Arabic and international music to stream and download.

The service is offered through a choice of two primary plans: Free (Ad-supported) and Anghami Plus (Premium service). Within the Premium service, we offer four main subscription plans: our individual Anghami Plus plan, the Family Anghami Plus Plan (1 plan for 6 individual accounts at a discounted price), the Student Plan (discounted and restricted to students), the limited Anghami Plus plan (a more restricted Plus plan currently available through selected partners or in certain territories). These plans differ in both pricing and duration ranging from daily to yearly offers. The pricing plans differ by country and currencies.

We have licensing agreements with thousands of independent labels and distributors to provide users with access to a vast catalog of music. We have long standing business relationships with major global labels including Universal Music Group, Sony Music and Warner Music Group. Anghami has a physical presence in UAE, Saudi Arabia, Egypt and Lebanon, in the MENA Region to establish and maintain strong partnerships with labels, artists, brands, and telecommunication companies. In addition, Anghami has established strategic relationships with 35 telecommunication companies across the MENA Operating Area, which Anghami believes will help us to boost free user acquisitions and facilitate subscriptions in our effort to maintain a leading paying conversion rate amongst music streaming services in the MENA Operating Area.

Our artificial intelligence and machine learning algorithms process over 56 million data points collected from our users every day. We utilize over nine years of historical user data to understand user trends, predict user behavior, and invest in growth areas that we believe are likely to generate the highest return on investment. Anghami expects its use of data collection and historical user data to help improve monetization and continue to be a key driver of revenues.

The Company is headquartered in Abu Dhabi, at the ADGM, and has offices in Beirut, Dubai, Cairo and Riyadh. The ADIO, being the Abu Dhabi government’s investment attraction and development hub, has committed to providing approximately up to AED 60 million (which as of September 13, 2021 would have been approximately $16.5 million) in financial incentives to support the establishment, growth and development of our technology and research and development center in Abu Dhabi, subject to us meeting certain performance metrics and conditions.

Corporate History and Structure

We are a Cayman Islands exempted company incorporated in February 2012. The direct and indirect key subsidiaries of the Company include:

•        DigiMusic S.A.L. (Off-Shore), a Lebanese entity established in November 2011;

•        Anghami FZ LLC, a limited liability company, registered in the UAE, Dubai, established in May 2014;

•        Anghami for Digital Content, a joint-stock company, registered in Egypt, established in March 2017 (“ADC”);

•        Anghami KSA Co., a limited liability company, registered in the Kingdom of Saudi Arabia, established in May 2018;

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•        Anghami UK LTD, a limited liability company, registered in England, established in December 2019; and

•        Anghami Technologies Ltd, a limited liability company, registered in the UAE, Abu Dhabi, established in December 2020.

ADC was established in 2017 with three shareholders. However, following incorporation, the shareholders were not permitted to be holders of such securities by the Egyptian regulatory authorities. Accordingly, we transferred the ownership of ADC to three employees of ADC, and each of these employees executed an acknowledgement stating that the shares are owned by Anghami, and undertakings to remit the shares and transfer the ownership upon first demand free of charge, waiving any rights in relation to the shares. Anghami is currently in the process of transferring the ownership to Anghami. Please see the section entitled “Risk Factors — Risks Related to Anghami’s Business and Industry — Failure to transfer the ownership of Anghami’s subsidiary in Egypt from certain employees may adversely affect its business, operating results, and financial condition.” for additional details.

The following diagram illustrates our current organizational structure:

Industry Overview

Global Music Recording Industry

The global music recording industry has been making a strong comeback after a period of decline in the early 2000s and is steadily achieving positive growth due in large part to the advent of music streaming. According to the International Federation of the Phonographic Industry (“IFPI”), recorded music revenue returned to growth in 2015 after the global industry’s lowest revenue in 2014 of $14 billion. After nearly two decades of piracy-driven declines, in 2015 global recorded music revenues grew more than 3.57% from the prior year, and global recorded music revenue growth accelerated in 2016 reaching $15.8 billion, an increase of 8.97% from 2015. Since that time the industry has rebounded to $21.6 billion in revenue in 2020. The industry, bolstered by music streaming, has now experienced six years of positive growth.

Streaming Behind Music Industry Return to Growth

The return to growth of the global recording industry was primarily driven by streaming, as its growth replaced the decline in physical music sales. According to the IFPI, streaming constituted 62.1% of global recorded music revenues in 2019, reaching $12.5 billion, while physical sales and digital download revenues stood at 19.5% and 5.8% of global recorded music revenues respectively. Global streaming revenues grew at a 42% CAGR (compound annual growth rate) from 2015 to 2020, with 2020 being a standout year with 18.5% industry revenue growth.

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Streaming is growing globally, including in emerging markets. The ease of access to the internet, exponentially increasing internet penetration, and high smartphone adoption were drivers for this growth and turned streaming into the dominant global format in the music industry. The COVID-19 pandemic has only increased the impact and importance of music streaming, as digital delivery platforms allowed continued use during the pandemic despite government shutdowns and social distancing behaviors.

We believe that the music streaming market still has potential for significant growth and is still in its early stage. Adoption and penetration rates have plenty of room to increase both in established and growing markets. In 2020, the IFPI recorded 443 million users of paid subscription accounts in the industry generally, which is far fewer than the 3.8 billion global smartphone users. Further, aggregate streaming revenues in the United States, which is the largest market for the recorded music industry, grew 13.4% in 2020 to $10.1 billion, and constituted 83% of the total US music industry revenues in that year.

Music Streaming Industry in the Middle East and North Africa Region

Decreasing popularity of physical CDs and album purchases is a global phenomenon and applicable to all music markets around the globe, including the MENA Region, which in recent years has shown significant growth in online music streaming adoption rates.

The MENA Region is particularly well suited to growth in the online music streaming space. According to Middle East and Africa Music Streaming Market Forecast to 2027 - COVID-19 Impact and Regional Analysis By Content Type (Audio Streaming and Video Streaming), Streaming Type (Live Streaming and On-demand Streaming), and End User (Commercial and Individual) Report issued by Insight Partners in September 2020, the music streaming market in the MENA Region is expected to grow fast at a CAGR of 9.5% from $1.5 billion in 2019 to $3.2 billion by 2027.

The total global Arab and Pakistani diaspora is substantial and is considered one of the world’s fastest-growing populations. This diaspora also constitutes a favorable demographic for the music streaming space, with a large portion of this group aged between 10-35 years old.

The MENA Region also has one of the highest smartphone penetration rates in the world (especially the Gulf Cooperation Council (“GCC”) region). According to Mobile Consumption in a Post-Growth World, a Deloitte Global Mobile Consumer Survey, Middle East Edition 2019, 97% of the population overall in UAE and Saudi Arabia own a smartphone. This region also has a high internet penetration. Another study conducted by market research company Ipsos indicates a substantial embrace of music streaming in the region with 50% of music streamers listening to music online on a daily basis and around 30% using these services for at least 3-5 hours a day.

Despite international brands such as Apple, Spotify, and Deezer entering the MENA Region, Anghami has positioned itself as the leading streaming platform in the MENA Operating Area with first mover advantages due to being a local company and benefiting from its prior experience and history in the market. Our digital streaming offering benefits from and is differentiated by cultural fit, localized content and language, products adapted to local tastes and consumer behavior, an AI engine that caters to local tastes, and strong relationships with regional brands and telecommunications providers and a large user database. Today, Anghami is the largest digital music streaming player in the MENA Operating Area.

We have business relationships with 35 telecommunications providers, which we refer to as “Telcos”, across the MENA Operating Area, giving us a competitive edge, as we expect to have priority position with Telcos’ customers, access to more marketing and technical flexibility to control and optimize the subscriber’s lifecycle (the process of a customer moving from Telco to a Premium service with Anghami. We leverage the Telcos’ strong marketing capabilities to drive acquisition of new Anghami Premium subscribers using above the line marketing (during offer launches or seasonal campaigns) and ongoing below the line campaigns to promote Anghami’s service, fueled by the exclusive content that we acquire and new features that we launch.

We also collaborate with leading media groups in the MENA Operating Area, mainly MBC Group, a Saudi-owned media conglomerate. This collaboration has enhanced our visibility in the region, primarily through association of our brand with widely viewed TV shows such as The Voice and Arab Idol.

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Our Strengths

Localized Content

Anghami is the sound of the MENA Region. Arabic musical content is hyper-local. It is comprised of many subgenres, and is a relatively small percentage of the global music catalogue.

•        Multiplicity of Subgenres.    The MENA Region has a large diversity of local musical content and music taste is often divided by sub regions within the MENA Region. For example, GCC countries have a local taste for Khaleeji content. While the Levant region’s listeners focus on two distinct content categories: (1) Iraqi content and (2) the female artists popular in the broader Eastern Mediterranean. North African content falls into three major content categories: (1) Egyptian, (2) Rai (North Africa) and (3) Sudanese. Each of these interest groups comprises its own musical genre and has a large fan base across the MENA Region and among the international Arab diaspora.

•        Local Content with Room for Growth.    The entire Arabic music catalog on Anghami includes about 600,000 songs. The Arabic catalogue accounts for 45-50% of total streams on Anghami which proves a huge potential for content creation and further growth. New, and in certain cases exclusive, Arabic content is expected to attract new users to the Anghami Premium service. In the 2021 global business review report by IFPI, recorded music revenues in the Africa and Middle East region increased by 8.4% in 2020. In recent years the traditional Arabic content has been supplemented by younger generations who favor international remixes, Arabic hip hop and indie music with a large presence of female artists.

Anghami Content Strategy

We believe that the availability of unique content will drive new users and further increase in streaming adoption in the MENA Region. Accordingly, we are working to create our own original content, which we believe will help us acquire users and distinguish us from our competition.

Since its inception, Anghami collected data from more than 70 million downloads. This data collection provides Anghami with irreplaceable information regarding trends and tastes, including which artists are trending and how music genres and interests are split by demographics and country. This data provided us with test cases for and helped us in creating Anghami originals, which is a program whereby Anghami partners with local artists to create new songs and release them on Anghami’s platform. From 2017 to 2020, Anghami created more than 30 original songs, with an average ROI of 60%.

We intend to continue to create content for Anghami Originals both via our relationships with local and international artists and through potential acquisitions of Arabic content from existing labels.

Two-Sided Marketplace

Anghami as a platform connects artists and fans bringing value in the form of a two-sided marketplace, meaning that it has the ability to provide value both to users and to artists. Users have the ability to enjoy and discover new music while remaining connected with their favorite artists. While for artists, the platform allows them both to reach and interact with fans and have access to analytics that drive a better understanding of the artist’s audiences and their needs. This two-sided market approach is discussed more fully below:

Benefits for Users

We allow users to discover and play their favorite music based on algorithms for recommendations as well as human curation:

•        Free Ad-Supported and Paid Experience.    Users have access to a free, ad-supported tier of Anghami which also provides access to a very rich high-quality content. This free offering allows users to discover the service. Our aim is that once engaged such users will opt to subscribe for a premium paid experience through different plans. These include individual monthly subscriptions, but also provide specialized offerings such as family plans, student plans and other discount plans. We also offer flexibility to pay weekly and daily especially in low ARPU markets and users can pay by various means such as billing through mobile carrier, vouchers, cash payment solutions or credit and debit card. This flexibility of plan

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choice, flexibility in method of payment, and flexibility in timing of payment, are all designed so that we can suit each user’s individual needs. Finally, our relationship with 36 Telcos also makes it convenient for users to become paying customers who subscribe to our platform.

•        Playlists and Personalization.    With access to more than 57 million tracks, we provide users with curated and machine-learning generated playlists that are built to suit their tastes starting from the moment they open Anghami. The more they listen and engage, the more we understand their music DNA and behavior, and the more we can provide them with content that matches their tastes, moods and preferences. We believe this tailored and personalized approach delivers higher engagement.

•        Multi-Platform Product Availability.    We reach users wherever they are, be it on mobile, tablet, web, desktop, car, Smart TV, Smart Watch, Gaming console, etc., accessible with a single user ID. We continue to strive to provide a seamless experience that is available across all platforms.

Benefits for Artists & Creators

The Anghami platform allows artists to connect with and reach a wide audience through a variety of features, such as Live Radio, that are unique to our platform. Moreover, we provide artists with tools to access data and analytics and, most importantly, an upload tool which allows artists to publish their content directly to the platform and access reports, sales and performance data without the need for a distributor or a third party.

•        Monetization.    Since 2012, Anghami built the digital music economy in the MENA Operating Area and has been the largest music streaming platform in the MENA Operating Area in terms of payouts to artists, which neared $40 million between inception and December 31, 2020.

•        Exposure.    We offer artists access to millions of fans through various features in-app making their work visible to their relevant audience via editorial, promoting the artist’s work on the platform or on social media accounts of Anghami or the artist, and curation. We also promote artist’s work through our digital media, TV partnerships such as MBC and other media outlets.

•        Artist Promotions via Amplify.    We enable artists, creators and their managers to promote their own work on the platform via paid promotions under a program named Amplify. This program allows artists, creators, and managers to gain visibility, reach the new potential fans and grow the audiences that they feel are relevant to their popularity.

•        Data & Analytics.    We provide numerous analytics for artists through our Anghami Artists app and dashboard interface. These offerings include demographics of that artists listening audience, geographical locations of their listeners, information about similar artists, playlist data and revenues accrued from their work.

•        Branded Collaboration via AnghamiStudios.    Through AnghamiStudios, our production team works to provide branded content opportunities that will bring artists and brands together to create content that features brand placements. This process brings exposure, revenues and valuable brand associations to artists and brands.

Strong Local Partnerships

Anghami was the pioneer of Telco partnerships in the MENA Operating Area. Since the early days of the company, given the region’s low credit card penetration and the team’s extensive experience in the telecom industry, we prioritized Telco partnerships because they are a primary payment collection mechanism that users of the region trust and are familiar with.

Anghami’s relationship with Telcos has evolved over the years to become more of a strategic alliance benefiting both Anghami and the Telcos. This beneficial relationship functions as follows:

•        Telcos use Anghami as a tool to enhance their brand image by associating their Telco brand with an entertainment service that their customers love. This enables them to attract youth audiences, gain market share in high value segments, and drive higher data consumption. Our service helps Telcos increase their customer’s retention and satisfaction as well as boosting their ARPU and their customers’ uptake of new packages.

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•        Our small but effective team has a substantial experience in the industry, both technically and commercially, and is dedicated to onboarding Telcos. The team works closely with Telcos across the region to create mutually beneficial value propositions by proposing the appropriate and tailored offerings based on their strong understanding of each market. We understand the challenges and best practices of each country and each Telco specifically on the commercial, pricing, technical, marketing and legal levels. This helps us build products and services that perform better than other music streaming platforms and in a more efficient manner and that are customized to the Telco needs:

•        We offer Anghami Premium service as a standalone service. It is accessible through daily, weekly and monthly packages depending on the territory and is enabled using direct carrier billing or other more traditional charging methods.

•        Anghami Premium service is soft or hard bundled (which means that the Anghami subscription can either be automatically included in the mobile subscription or the Telco customer has the option to purchase the subscription through his Telco) with the Telco packages, which allows the customers to have access to the service part of the package free of charge for a certain period or as long as they are subscribed.

•        We have relationships with 36 Telcos across the MENA Operating Area, which provides us an advantage of priority within the Telco process, marketing, and technical support, reducing our need to engage third parties.

•        Backed by our engineering team and given our experience in integrating with a vast array of Telco systems and infrastructures, we can integrate and launch services with distinct Telcos very quickly and with minimal difficulties and issues. Telco teams trust us to launch the products they need and customize them based on their requirements on tight deadlines.

•        Direct integration with Telcos allows us to have better control of the subscriber’s lifecycle. We have implemented several mechanisms that allow us to increase subscriber retention and maximize ARPU by enabling grace periods, retrial, and auto payment mechanisms that are customized by market and product.

•        We leverage on the Telco’s strong marketing capabilities to drive acquisition of new Anghami Premium service subscribers using: (a) above the line communication during offer launches or seasonal campaigns; and (b) ongoing below the line communication to promote the service, fueled by the exclusive content that we acquire as well as new features that are deployed.

•        We utilize our access to artists and major entertainment events in the region to provide our Telco partners with exclusive and attractive promotional events that lead to mobile service activations throughout the year. They use these to promote Anghami’s service and allows the Telcos to associate with events and artists that create engagement with their customers. Events such as artists meet and greet, VIP concert tickets giveaways, access to private sessions with artists, and access to major regional events such as the Formula 1 in Abu Dhabi.

Our Growth Strategies

Anghami is already the market leader in music streaming in the MENA Operating Area, but it still has ample room to grow. Our growth strategy is focused around three areas: (1) capitalizing on increasing digital music market growth in the MENA Region; (2) leveraging our current market position and knowledge to increase revenue generation and market penetration; and (3) acquiring new target users and new target geographies.

Capitalizing on Growth

We intend to capitalize on increasing digital music market growth in the MENA Region in three main areas: (1) growth in streaming in our core markets; (2) a strong and increasing demand for Arabic music; and (3) the ability of Arabic music to “go global” with popularity expanding beyond the Arab world and its diaspora.

•        Large Streaming Growth Potential in Core Markets.    Music streaming penetration in Anghami’s key markets is currently very low in comparison to other more economically developed markets. For example, only approximately 6% of the Addressable Market (defined as the part of a country’s

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population that is 10 to 50 years old and with access to an internet connection) in Saudi Arabia has been reached, which is Anghami’s largest market. Anghami’s target markets in North Africa (i.e., Tunisia, Algeria and Morocco) also have low market penetration relative to other countries. Whereas the music streaming penetration in the U.S. is approximately 35% of the addressable market. While the penetration in the MENA Region is currently low, it is growing. For example, penetration in Saudi Arabia increased from 6% in 2019 to 7% in 2020, measured as the total MAU over the total addressable market. Anghami expects to benefit from this growing penetration as consumer behavior shifts from traditional methods (such as radio, digital downloads, CDs) to using music streaming.

•        Strong Demand for Arabic Music.    Anghami believes that there is room for growth and strong demand for a greater breadth of Arabic music. The entire Arabic music catalog on Anghami includes about 600,000 songs in comparison to the international music catalog that includes about 57 million songs. Given that Arabic music represents around 45-50% of Anghami’s music streams, we believe there is a compelling growth potential for Arabic content. Anghami expects to benefit from the strong latent demand for more Arabic music content created both by Anghami (through our Anghami Originals) and by other international music labels.

•        Arabic Music Going Global.    We believe that the Arabic music genre is on the cusp of going global similar to what occurred with: (1) Latin music in the early 2000s (e.g., Shakira’s hit album Laundry Service in 2001) and (2) Korean music (often called K-Pop) in the past 8 years (e.g., smash hit Gangnam Style released in 2012 and more recently BTS (Bangtan Boys) in 2019). The global appeal of Arabic music has also been highlighted with the global success of the movie Fast & Furious 7, the theme song of which and background music were all Arabic-inspired. In response to the global appeal of Arabic music, the two leading global music labels (Universal Music and Warner Music) have all announced in 2021 landmark initiatives to support the creation more Arabic music content:

•        Universal Music announced on April 6, 2021 the creation of a dedicated division for Arabic music called Universal Music MENA; and

•        Warner Music announced in February 2021 its investment in a leading Arabic music label.

Anghami, as the leading music streaming platform with the largest streaming distribution network in the MENA Operating Area, will benefit from this new Arabic music content in two ways. The new Arabic content will: (1) attract more users in Anghami’s focus markets and also across the global diaspora of Arabs (the “Arab Diaspora”) (refer to the section below entitled “— New Target Users and New Target Geographies”), and (2) create a new revenue stream for Anghami as Anghami strategically licenses this content globally.

Leveraging Current Market Position and Knowledge.

We aim to leverage our current market position and knowledge to increase revenue generation and market penetration through: (1) maintaining and utilizing our leading local brand name, (2) our knowledge of user behavior, and (3) the growth in digital advertising in the MENA Region.

•        Maintain Leading Brand Name.    As the first music streaming platform in the MENA Operating Area and the market leader, we believe Anghami is synonymous in our target markets locally with music streaming. Anghami has market-leading brand appeal among both the MENA Operating Area’s music artists and music streaming users. This market-leading position provides Anghami an ability to leverage its market position and brand recognition to spur interest in both its new products and features and new Arabic music content.

•        Knowledge of Local User Behavior.    Anghami has a unique proprietary data set covering music streaming user’s behavior in the MENA Operating Area. Anghami has been collecting user behavior data since inception and currently collects approximately [56] million user data points per day. Anghami has a strong data-driven music recommendation engine that gives Anghami unique insights on the type and positioning of new Arabic music in the MENA Region. Anghami already creates its own content (Anghami Originals) and believes it has proven the business case for data-driven new Arabic content creation and distribution (average ROI of 60%).

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

•        Growth in Digital Advertising.    As one of the leading data-driven digital advertising platforms in the MENA Operating Area, Anghami will benefit from the accelerating shift of advertising spend from traditional advertising to digital advertising. According to an IPSOS, the total online media advertising expenditures in the MENA Region grew by 2%, from $1.27 billion in 2019 to $1.29 billion in 2020. We believe the growth of digital advertising in the MENA Region is accelerating and Anghami is uniquely positioned to benefit from this growth. According to eMarketer, by the end of 2025, podcasts will represent more than one-third of all digital audio services ad dollars.

New Target Users and New Target Geographies

Anghami intends to target the Arab diaspora with content and products. There is a large Arab diaspora living outside the MENA Region, mostly in the Americas, Europe and Africa. This Arab diaspora is fairly affluent and educated and has maintained a strong ethnic identity and lasting links back home in the Arab world. While, in the past, Anghami has not targeted this Arab diaspora, recently, Anghami has developed new music streaming products and content specifically designed for the Arab diaspora.

Anghami intends to expand into large and relevant markets that are adjacent geographically or culturally to its current geographic scope. For example, Pakistan with a population of about 220 million people is a natural expansion market for Anghami. Commercial music streaming does not functionally exist in Pakistan and the music catalog is fragmented and value priced. In addition, Pakistan shares certain affinities that make it a prime market for the MENA Region, including (1) a shared religion, (2) a shared alphabet, (3) geographic proximity and (4) a large diaspora of Pakistani nationals that reside and work in the MENA Region and have done so for generations. Anghami has developed the “playbook” to tackle new markets such as Pakistan, a market very similar to Egypt, one of Anghami’s existing key markets.

Our Head of International Partnership is Los Angeles-based music industry entrepreneur and manager, Wassim “Sal” Slaiby, the CEO of XO Records, a top music label that The Weekend co-founded, and of SALXCO, his artist management firm. Sal has been instrumental in building an international user base for us and expanding our business globally. Sal will oversee our presence and launch in the U.S.

Anghami also intends to use features such as Live Radio, that offers unique experiences like participation in real-time alongside content; podcasts, which have gained significant traction with users, creators, brands, and advertisers; micro payments (which relate to social billing on the live radio or live concerts, where users can tip the broadcaster or artist, and Anghami will receive a share of that amount) and e-gifting options to attract new users to its platform.

Our Business Model

We offer both paid subscriptions known as the “Anghami Plus” or “Premium” service and ad-supported free services known as the “Ad-Supported” service. We currently operate in 16 countries.

We offer users four main subscription plans within our Anghami Premium service: our individual Anghami Plus plan, the Family Anghami Plus Plan (1 plan for 6 individual accounts at a discounted price), the Student Plan (discounted and restricted to students), the limited Anghami Plus plan (a more restricted Plus plan currently available through selected partners or in certain territories ). These plans come in monthly, 3-month, 6-month and 12-month subscription options (both renewed and non-renewed) and can be purchased through the distribution channels listed above. The pricing plans differ by country and currencies. Additionally and with selected partners (mainly Telco operators) and territories we offer daily and weekly subscription options.

Revenue

We have two primary revenue streams: (i) Premium subscriptions; and (ii) advertising. Revenues are primarily driven from Premium subscriptions (through app stores, our Telco partners, and direct debit and card purchases), which generated 81% of total revenues during fiscal year ended December 31, 2020. Whereas, data driven advertising contributed 19% of total revenues during the fiscal year ended December 31, 2020.

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Over the years, we have experienced increased engagement from users, which we believe is due to the compatibility of our platform across various devices, including smartphones, desktops, cars and game consoles. Our Premium users (that is, users of Anghami Plus, our premium service) average about 73 minutes per day in 2020. Our Premium users have streamed 1.6 times the amount of content per month than non-Premium users. The latter are steadily converting into the Premium service at an average rate of 21.0% in 2020 with a healthy ratio of DAU to MAU. Our average DAU/MAU ratio was 22.3% in 2020. For a discussion of how we track active users, see the section entitled “Anghami Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators (unaudited) — Active Users.”

Premium Service

Our Premium service provides paying subscribers with unlimited online and offline high-quality streaming and download access to our catalog, commercial-free.

Revenues through the Premium service are generated via three main payment channels: (i) through the app stores (Google Play and Apple Store), (ii) through our Telco partners, or (iii) through direct debit and card purchases. An offline channel is also available through which consumers can purchase vouchers from partner stores that provide limited access to our Premium service. So far, we have partnered with 36 Telcos distributed among 16 countries. Most of our Telco partnerships include valuable offerings to the end users such as data bundles, where customers can subscribe to our platform and receive certain amount of data to use on it. In addition, Telcos often advertise Anghami’s services and plans with a significant marketing budget. We are also expanding to new online payment channels that are gaining popularity in the region such as STC Pay in Saudi Arabia and Fawry Pay in Egypt as well as integrating with mobile wallets of various banks and mobile operators that are becoming more popular as payment channels.

Premium service is the largest revenue stream and our marketing efforts focus on growing our Premium user base while investing in the product to enhance our free to premium conversion rates. Our efforts translated into consistent new subscriber growth, with the aggregate monthly subscribers (Telco and direct) increasing from 595,980 in January 2019 to 797,984 in December in 2020. We have also invested heavily in increasing the retention of our subscriber base by offering tailored plans and through an advanced algorithmic content recommendation engine. Over time, the churn of the monthly paying subscribers has continued to trend lower from 7.7% in January 2019 to 5.9% in December 2020.

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Churn of monthly premium subscribers
7.7%
6.4%
5.9%
Jan-19
Dec-19
Dec-20

In order to drive the sales of our Anghami Premium service we rely on:

•        Converting the Anghami Free user base:    Using owned and paid media channels we have built a conversion engine that relies on segmentation to target free users along their journey with the different available subscription plans directly or through partners by offering them discounts, no commitment plans and free trials. We also run big seasonal campaigns (for example: Eid offer, White Friday offer, Saudi National offer) that have longer trial periods (usually three months for new subscribers) that drive subscriptions and revenues significantly across the year; and

•        Acquiring Anghami Premium service subscribers (through Business to Business (“B2B”) partners):    We leverage both Telco partners and distribution partners to run major seasonal above the line (ATL) campaigns and monthly below the line (BTL) campaigns that drives the acquisition of new Anghami Premium service subscribers who purchase the subscription either from the partner or get it for free (subsidized by the partner) as a part of a bundle or product sold by the partner.

In order to increase subscriber’s retention and lifetime value (LTV) we have implemented several mechanisms to address churn whether involuntary, for instance, because of payment related issues such as expired credit card, or voluntary, that is the Premium user choosing to unsubscribe. In 2020, we increased re-subscription rate of churned users by 53% by reviewing all audiences and user journey at different stages: grace period to churn and post-churn, and adding customized messages based on the churn reason and subscription channels in different placements (in-app, email, push notifications, SMS). On the Telco level we also implemented smart charging mechanisms and extended grace periods that reduce involuntary churn and maximize the ARPU.

Anghami has also signed separate servicing agreements with 6 of the Telco operators, our B2B partners, through which Anghami sells its Premium subscription at a discount directly to the Telco operators. These Telco operators then go on to offer Anghami Premium service to their user base as part of a broader package. These agreements are based on a discounted subscription fee and tied with a minimum revenue guarantee scheme.

Anghami’s subsidiaries, Anghami FZ, LLC and Anghami KSA Co., have also entered into certain promotion agreements with Souq.com FZ-LLC and Afaq Q-Tech General Trading Co, respectively, in connection with their participation in the Amazon Prime program, which allows them to offer certain promotions, including a discounted subscription to the “Anghami Plus” program, to certain Amazon Prime members, subject to certain terms and conditions. Following the expiration of the twelve-month promotional period, the Amazon Prime members will be charged at standard service rates as applicable to other Premium subscribers.

Advertising Revenue

Our Ad-Supported Service has no subscription fees and provides Ad-Supported users with limited on-demand online access to our catalog on their computers and shuffle-only access on compatible mobile devices and tablets. This segment contributes to our revenues and also works as a marketing tool, increasing our user engagement who often convert to our Premium service. We generate revenue for our Ad-Supported segment from the sale of display, audio, video and content sponsorship solutions delivered through advertising impressions. We source our advertising customers through advertising agency, Digital Media Service (“DMS”), who receive a 40.5% revenue share of the gross advertising value. To date, more than 280 global brands have advertised on our platform. In 2020, we have

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launched an additional “direct ads” service, whereby Anghami directly works with brands while DMS invoices and collects the receivables with a 10% revenue share. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period.

Revenue for our Ad-Supported segment is affected primarily by the number of our Ad-Supported users, the total Content Hours per MAU of our Ad-Supported users, and our ability to provide innovative advertising products that are relevant to our Ad-Supported users and enhance returns for our advertising partners. Our advertising strategy centers on the belief that advertising products that are based in music and are relevant to the Ad-Supported user can enhance Ad-Supported users’ experiences and provide even greater returns for advertisers.

We offer different advertising campaigns on our platform, primarily in the form of:

•        branded content — producing a song tailored to a specific brand;

•        content promotion — banner ads, promotion on certain playlists, audio ads, etc.; and

•        sponsored playlists.

According to a study performed internally our ad formats significantly increase awareness and intent to action. The results are displayed in the table below:

As for our branded content solutions (sponsored playlists or branded song content) we offer brands the chance to unlock metrics focused around brand love:

Variable Cost Structure

Licensing Agreements

Anghami has a rich catalog of over 57 million songs. Anghami has signed content agreements with up to 2,000 music labels. Obtaining license agreements and paying royalties are the two prevailing costs of sales. In exchange for the right to stream certain music, royalty costs are due to music record labels and publishers. Royalties are calculated

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monthly based on the percentage of revenue and the music labels’ respective market share. In addition, Premium service user royalties depend on the number of subscribers while royalties for free users depend on the number of streams. Licensing agreements include several terms related to paying royalties, minimum guaranteed payments, marketing commitments, reporting and audit rights. Generally, the contracts are valid for 1 year, and renegotiated on annual basis, the label holds the right to terminate the agreements if any breach of terms takes place. The content cost, which represents the royalties paid to the labels, calculated based on the number of streams/revenue generated for each category separately (Premium revenue and Ad-Supported revenue), constitutes a major part of our variable costs and amounts to 36% of our revenue.

We have long standing relationships with both global and local music companies despite a fragmented market. Among these are the top three global music labels: Universal Music Group, Sony Music Entertainment, and Warner Music Group; alongside the largest regional labels: Qanawat, Watary, Platinum record and Nay. Arabic label agreements provide for global coverage while most of the international music agreements are restricted to the MENA Operating Area.

Percentage of label costs our of revenue
35.7%
33.9%
2019
2020

Payment Fees/Expenses

The various payment channels we use are entitled to a portion of our revenue. The emerging markets are characterized by very low credit and debit cards penetration, which is why Anghami has focused on diversifying its payment channels to increase its user base. Partnerships with the Telco operators acted as a key catalyst to help us achieve and maintain a leading paying conversion rate amongst music streaming services in the MENA Operating Area.

The take rate varies depending on the payment channel as follows:

•        Direct carrier billing:    51.7% of our total subscription revenues in 2020 were paid via direct carrier billing. The Telco operator’s share is subject to a revenue share agreement that varies by operator and by country. On average, Telcos charge a 30% transaction fee.

•        App stores:    34.0% of our total subscription revenues in 2020 were paid via app stores and are subject to revenue share agreements with the relevant app store. Apple Store and Google Play charge 30% of the transaction value. Both stores reduce the take rate to 15% of the transaction value in the second year of the retained user’s subscription.

•        Vouchers:    To cater to users who are not used to transact online, we offer them the possibility to buy vouchers via an offline distribution network such as Tpay, Cash United, Virgin Megastores and the Lebanese post office. 3.6% of our total subscription revenues in 2020 were paid via vouchers. Distribution partners charge up to 10%fee of the voucher value. In addition, vouchers are often combined with an advertising campaign and sold to our advertising brands, who then distribute it to its customers.

•        Debit and credit cards: There is generally a fixed transaction fee per transaction plus a variable rate that varies according to the country and currency. 2.7% of our subscription revenues in 2020 were paid via debit and credit cards, average fees amount to 5.4%.

B2B Telco contracts described above are not subject to a revenue share agreement.

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Variable Technology costs

We partnered with Amazon Web Services (“AWS”) to host our servers and to provide scalability, redundancy, security and ensure continuity of our operations. In addition, we partnered with other third party technology providers to optimize our services and the music listening experience. On an average, monthly variable technology costs in 2020 amounted to $179,000. These costs vary month-to-month based on usage and app features (video vs. audio streaming, etc.).

Our Services

Unique User Experience

We combine a sleek and seamless user interface with our artificial intelligence and machine learning capabilities to create a sophisticated yet user-friendly platform accessible on every kind of device. We provide a customized on-boarding process to ensure that from the moment users open the Anghami application, they see a personalized homepage with content that reflects our understanding of their music tastes. Users are able to explore Anghami’s deep library of content with a variety of features including personalized mixtapes, song recommendations and playlists with top charts by country and genre. We provide effortless search capabilities using the universal search bar, Radar and Personal DJ features.

We also give our users different ways to search, browse, engage, and discover music and other content. These include:

•        Mixtapes:    We have built a machine learning model that learns from users’ streaming habits and generates weekly and daily personalized mixtapes that fit their music taste. They are part of our effort to increase music discoverability, personalize the user’s experience by ensuring that we provide them with a variety of content inspired by the music they like.

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•        Personalized recommendations:    Our AI-powered recommendation system fuels different parts of the platform. Our explore page is shaped around personalized playlists, albums, and songs that match the users’ expectations. Those recommendations rely on their music DNA, time of day, day of week, and other factors, to surface the content that the users are most likely to enjoy and therefore increase time spent on the application. Whenever users interact with any song, album, or artist, we utilize our recommendation system to generate a list of similar content that is also personalized to make sure they enjoy a pleasant music experience.

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•        Playlists:    We provide users with the ability to create their own playlists to organize their library and access their favorite songs easily. They can also discover playlists that are made by other users or by our own curation team. Our team has built over 4,000 playlists so users can browse among more than a 100 genres and moods and find a variety of playlists that fit their different moods and tastes.

•        Search Functions:    To allow proper discoverability of our entire library, we give users the ability to search for all types of content. Users can find songs, albums, artists, playlists, podcasts, moods, genres, and even other users on Anghami. They can also search for songs using parts of their lyrics. Our search engine is integrated with various virtual assistants like Siri and Google assistant to make it even easier to search and find content using audio commands.

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•        Videos:    We also have invested in expanding our content offerings to include videos. Embedding video clips into activity-based playlists helps provide a visual layer to our content offerings, allowing artists to promote their music further through graphics or photos on social media platforms while the song is playing. Integrating video into our playlists enables us to convert our listeners into content viewers.

•        Podcasts:    We offer a growing number of podcasts, which have gained significant traction with users, creators, brands, and advertisers. Our platform enables seamless dissemination of podcasts covering a wide range of genres and topics, including technology, sports, business and finance, travel, and cooking, among many others. There were a total of 485 million global podcast listeners across all platforms worldwide in 2020 which has significantly increased over the years. This engagement presents a significant opportunity for Anghami as we believe we have the ability to enhance the podcast user experience with a better product that is focused on discovery, especially since we are working on original podcasts and have developed a curated podcast section for the MENA Operating Area users.

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•        Radar:    Discovery of new music is a big part of any user’s experience on Anghami. With a single tap, a user can trigger Radar, a recognition feature which would identify the music playing around them, display the song with all its details then add it to a special playlist for easy access. This allows users to discover new songs they hear on TV, radio, or at public places and add them to their library. Our Radar ensures offline experiences are complimented by a smooth online experience on the platform.

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Immersive User Engagement

In addition to our large catalogue of music, we offer unique opportunities to our users to engage with the Anghami community through features that create an immersive social experience such as chats, stories, Anghami Live and music rooms.

•        Chats:    To increase user-to-user interaction and extend the time spent in-app, we allow users to share music with their friends directly on Anghami instead of having to use a third party chat application. This simplifies the users’ experience and encourages them to interact with others around music. Users can exchange songs and text messages via Chats and instantly create a shared mixtape that matches both their tastes.

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•        Stories:    Stories allow users to share the music they play with their followers in a unique way. All stories are displayed at the top of the explore page. Users can choose to share songs manually or automatically so they can be posted as chapters in their stories. Stories are 15 seconds previews of songs that users can browse in a seamless manner and react to them using Emoji’s and text replies. They allow users to discover new music through their friends and interact with others around music.

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•        Live Radio:    Live Radio offers a number of unique features. Any user, including artists, DJs, content creators and music influencers, will be able to talk alongside playing songs, playlists and podcasts from Anghami’s library of over 57 million tracks. It gives everyone the chance to participate in a real-time version of a podcast experience and, by creating their own virtual events, users will be able to bring together communities with live interaction. Other features include applauding the host, sending text comments, meeting other participants and side-chats.

9:41
STOP
حضل أحبك
Issam Alnajjar
986
LIVE 218
Invite Your Friends
PARTICIPANTS
QUEUE
COMMENTS
Lauryn Smith joined 20 min ago
Ogaily this music is super awesome keep it up man 20 min ago
Wael Hourani thanks guys Just now
Daisy McDermot loving this Just now
Lauryn Smith suggested a song
Handmade Heaven
MARINA
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9:41
Wael Hourani
Sharing my taste in music!
حضل أحبك
Issam Alnajjar
986
LIVE 218
Invite Your Friends
PARTICIPANTS
COMMENTS
Speakers
Wael 86% match
Mohammed 18% match
Karine 75% match
Others
Invite your friends
Lara 80% match
Sabine 12% match
Tamer 76% match
Clara 53% match
Karmen 88% match
Tala 30% match
Elie 60% match
9:41
Wael Hourani
Sharing my taste in music!
Recharge
324
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60
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20
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100
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•        Music Match:    As part of the social music experience, Anghami allows users to find people that have a similar music taste. A music match is a score that shows on any user suggestions component and on a user’s profile page. We surface a special section of users that have a high music match on the explore page. This increases engagement between users and helps them build new friendships.

8:40
Explore
Arabic + International
Meet your music buddies
Samir Tad
Profile
Albin Casey
Profile
Music videos just for you
View all
Better Days - OneRepublic

Suggest Music Buddies on Explore page

Anghami suggests a list of music buddies on the Explore page, sorted by the **music match** percentage visible to the user

9:01
Tala Kichli
72% music match
PLUS
FOLLOWING
CHAT
Likes
Orphans
Smooth (feat. Rob Thomas)
Smooth
Wish You Were Here
Better Days - OneRepublic

Show music match in profile header

When suggesting music buddies, they are sorted by music match percentage

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•        Collaborative Playlists:    Users can share their playlists with their friends and allow them to collaborate on the playlist content. Collaborators can add, remove, and reorder songs directly from the playlist’s page. This allows users to build playlists together and build communities around music.

Advertising Solutions

We offer the following advertising solutions:

Media Offerings:

•        Audio Ads:    Audio ads, our core offering, are 15-second ad slots that sit in between songs, and cannot be skipped. They are accompanied by a companion banner with a call to action that can link to a landing page. It creates a one-on-one environment between the brand and the user. We have also recently released a unique audio to leads solution. This allows brands to collect Anghami first party data via a lead form that the ad leads to. This lead form can be customized with a message from the brand, to make the user want to submit their leads.

•        Video Ads:    Anghami allows brands to communicate their video copies, either 15-seconds or 30-seconds of length. These also appear in between the users’ listening experience.

•        Display Ads:    Display, which is one of the most common media formats in the market, is available on Anghami across multiple formats. These are best used to drive traffic to a landing page. One of the reasons we offer video and display, apart from being common and known formats, is because our research has shown that combining video and display with audio drives further impact across brand funnel metrics.

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•        Programmatic Integration:    Our media solutions are available programmatically, through what are typically referred to as digital signal processing (“DSP”s). Programmatic is used by clients to buy in real-time and have more cross campaign visibility. We can guarantee audio on programmatic at a fixed price, however our display solutions are available to be bought in real-time by a programmatic DSP.

Content Promotion Offerings and Production

We offer brands the ability to promote their own music content to achieve more streams. We typically do this by making the content more discoverable on the platform and easily searchable. We also provide brands the ability to sponsor a playlist. Sponsoring a playlist gives the brand 100% share of voice on that playlist, with a logo on the cover of the playlist and a display masthead within the playlist. A brand can also create their own playlist which we can in turn promote on the platform, while also leveraging the platform’s AI to recommend customized playlists to users, with a branded message.

We also offer both audio and music production capabilities to advertisers. Branded content is a significant part of Anghami’s advertising unit, as brands have become more accustomed to creating content to communicate their message, and build favorability. Anghami produces music in various forms for brands, and manages the entire process. Most notably, Anghami produces songs that brands end up owning and can promote on Anghami, as well as across other media channels. Furthermore, Anghami also creates music videos to support the songs, the majority of which are shot in studios. Anghami has also started creating experiences in the form of concerts. These can be pre-recorded and post-edited, or live. With the latter, Anghami allows brands to host the concert live via their new live feature, where people can stream live and engage with the brand, as well as with each other.

Data Solutions

To measure the effectiveness of our ad campaigns, we run research to note the awareness, favorability and recall brands have on the platform. In certain instances, we run searches on the platform to note the current level of awareness a brand may have. We send these research documents to brands post-campaign and measure against the initial awareness they had. We have also automated and decentralized certain tools to give clients the ability to cherry pick insights and create audience profiling on the platforms as well as traffic campaigns, specifically audio, display, video and playlist promotions. We have also surveyed our users via Global Web Index, across different verticalized questions and audience behavior — for example, their favorite car brand — and made this available via a tool to our clients to support their campaigns.

Anghami’s Technology

Anghami is a technology company, and as such we are continuously investing in a scalable and reliable platform to improve experience, functionality, performance and retention. As of June 2021, 43% of our employees are engineers. We are an engineering-driven, product-centric, company that puts product development at the core. The majority of our tech stack is built in-house, which allows us to easily maintain and enhance different parts of our platform. Our platform is fully integrated across our technology infrastructure, machine learning, payment, advertising, and engagement solutions. We have been focused over the past few years to introduce a social layer to build a community within our platform. We strongly believe that by connecting people to music and people to people through music using technology creates a differentiated product with higher retention. Our goals rely, partially, on the performance of our technology and infrastructure and our ability to enhance and expand in a timely and cost-effective manner. We are continuously working on expanding and enhancing the scalability of our cloud platform to improve the user experience, especially as we roll new complex products beyond our core music services.

Recommendation Systems

Recommendation systems are at the core of the Anghami app. Given our focus on the MENA Region, we invest significant effort in ensuring that recommendations of both Arabic and International music are up to standard. This means diving deep into user behavior and trying different algorithms for different segments. Focusing on the MENA Region means finding innovative solutions for dealing with Arabic content, focusing on Arabic-first solutions for search, recommendations, and discovery.

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Our recommender system — Octopus –is a highly proprietary tuned hybrid where both collaborative filtering — based on implicit feedback matrix factorization and content-based filtering are combined together and used to accomplish our tasks. Moreover, we are continuously investing in Cochlea, a deep learning audio representation framework built-in house that incorporates both Mel spectrograms and Constant-Q transform in a unified architecture to take advantage of the power of these two frequency representations.

Our systems not only present algorithmic music recommendations but also extend into people, as we allow users to create mixtapes based on friends and allow users to connect with other individuals and understand with one glance their music matching. The backbone of these services is Octopus that taps into the users MusicDNA, rather than songs vectors.

We will continue to invest in machine learning to enhance our existing users’ experience and to attract new users, as well as increase conversions. We also plan to invest in innovation by leveraging the power of machine learning and data science to drive better outcomes for users and further improve our user acquisition efficiency.

Data Collection

As a technology company operating with a large user base, we have been collecting data about user behavior and consumption since early 2012. This data not only helps us understand behavior on playing music, podcasts, religious songs — but also provides insights on where the user is, what he is doing while playing music, who he shares it with, the mood he’s into, what artists he’s interested in, his consumption schedule and a lot of other data points collected from his mobile phone or other device such as activity, handset type, 3G or Wi-Fi usage. Billions of data points allow us to analyze behavior and insights that we now use for recommendations, but will also eventually for our advertising products, as well as our music production services. However, we have a core attention to the privacy of our users and protection of their data as it is important to our continued growth and success.

Cloud Architecture

We have built our platform’s technology infrastructure using a distributed and scalable architecture built to support future development while delivering high availability and low latency. We run entirely on AWS cloud infrastructure that allows us to focus on running and growing our product rather than building our own infrastructure. All of our cloud resources are deployed across multiple zones to ensure the availability of our services. Over the past year, we have been working hard at being able to switch to a multi-cloud architecture to increase reliability and reduce any dependency over the long run.

Products

Our technology extends into user facing products, artists and labels facing products, and brands facing products. We think mobile first, and most of our products have been created first and foremost for mobile.

We continue to build high quality apps across different platforms. As such we are available on multiple platforms, including iPhone/iPad, Android phones/tablets, smart watches (Apple watch, Android Wear), Car apps (Ford, CarPlay, AndroidAuto), TV apps (AppleTV, AndroidTv, LG TV, SamsungTV, Hisense TV), Windows app, Mac app, Web app, PlayStation, Sonos, and a variety of other devices.

We have created a platform for artists/labels to manage content, data, reports but also tap into insights on users, as well as upload content directly to our platform. Artists and labels can also promote particular music using our own amplify platform. Amplify supports a variety of ways to help artists gain more visibility on the platform organically but also as a paid service for the artists, to increase reach, streams and exposure. Our brand ad products allow brands to reach users on the Anghami platform with audio ads, video ads, display ads across all our products.

Marketing

Over the last nine years, we have endeavored to build on our brand’s presence, focusing on creating a place where users can socialize and get entertained beyond simply listening to music. We offer users the ability to invite friends, watch their friends’ music stories, go live, discover their music soulmates, chat with people by text or audio, watch live concerts and much more. Our marketing efforts revolve around a key USP that caters for all

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music lovers: Anghami, the sound of Freedom. We believe we are the leading brand with 84% aided awareness in comparison to our direct competitors according to a study conducted in 2019 by Global Web Index in the Saudi Arabia, the UAE and Egypt.

Our key differentiator is our ability to adapt our marketing strategy to seasonality and our agile approach to real-time events which allows us to be relevant and closer to users while sounding familiar. We listen to our different user segments and create custom experiences based on their different needs in each market or region. We make use of the different internal and external marketing touchpoints to ensure we have a 360 coverage in our communications throughout the user journey in-app and through external channels. The objective being to have a unified and efficient way to spread brand love while acquiring, engaging, retaining and converting users to our premium service: Anghami Plus.

Digital Marketing

Our digital presence covers all leading networks in our key markets mainly via performance and social media marketing. We rely heavily on data analytics in our decision making by using internal tools and dashboards that reflect the performance of our campaigns. This data allows us to optimize our campaigns and make strategic and budgeting decisions to allocate the right amount on each market, OS and by platform. On social media, our aim has always been to build a strong and engaged community with our users and partners. Our strategy is implemented on each platform differently using adapted approaches. One of them being influencer marketing, which is allowing us to increase our reach when collaborating with content creators from different industries. Another successful approach has been by rewarding our Anghami Premium service users by giving them the chance to win exclusive signed merchandise from their favorite local and international artists. Our most recent addition has been our blog “Anghami talks” which was created in order to keep all stakeholders up-to-date by showcasing Anghami’s latest business and product news and updates which allowed us to have better press coverage.

Owned Media

We also employ marketing efforts on our own platform by using all different touchpoints from email marketing to SMS, native display and audio ads. The whole process in-app is built on user behavior throughout their lifecycle, but tailored to each person. A new user will go through an on-boarding process for us to better understand their music taste and start building their customized in-app journey. They can optionally choose to opt in to Anghami Premium service, completely for free during the trial period, to discover the full Anghami experience. In an effort to keep our users engaged and retained, we use the power of machine learning to recommend customized and relevant content.

We offer free trials of Anghami Premium service in all our markets and have created custom pricing models with a wide option of payment methods to cater to all user segments. We also offer a wide range discounted plan prices, some of which are seasonal campaigns and some are available throughout the year.

Offline Marketing

In the early days and through our partnership with MBC, Anghami relied a lot on TV media for brand building and brand affinity. This helped increase our brand presence in the region, especially through the association with the popular TV shows such as The Voice and Arab Idol. We run several out-of-home campaigns in Egypt, Saudi Arabia, UAE and Lebanon, throughout the year, promoting the brand as well as new releases and artists. We also get offline exposure through key partners such as the Dubai International Airport where we offer free and easy web access to our platform to all airport visitors when accessing the Wi-Fi landing page. We also get support from our Telco partners who run major co-branded outdoor campaigns across the region.

In 2017, we launched our brand ambassador program in over 10 universities in Egypt with the objective of creating an active community among the youth. Additionally, we have organized and taken part in different local events, concerts and music festivals across major markets, which have been recently paused due to the COVID-19 pandemic.

Competition

We compete for the time and attention of our users across different forms of media, including traditional broadcast, terrestrial, satellite, and internet radio, other providers of on-demand music streaming services (Spotify, YouTube, YouTube Music, Apple Music, Deezer, Google Play Music, and SoundCloud), and other providers of in-home and

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mobile entertainment such as cable television, video streaming services, and social media and networking websites. We compete to attract, engage, and retain users with other content providers based on a number of factors, including quality of the user experience, content range and quality, ease of use of the Anghami application, price, accessibility, perceptions of advertising load on our Ad-Supported Free service, brand awareness, and reputation. Many of our competitors enjoy competitive advantages such as greater name recognition, legacy operating histories, and larger marketing budgets, as well as greater financial, technical, human, and other resources. In addition, some of our competitors, including Google, Apple, and Amazon have developed, and continue to develop, devices for which their music streaming service is preloaded, creating a visibility advantage.

Additionally, we compete to attract and retain advertisers and a share of their advertising spend for our Ad-Supported Free service. We believe our ability to compete depends primarily on the reputation and strength of our brand as well as our reach and ability to deliver a strong return on investment to our advertisers, which is driven by the size of our Ad-Supported free user database, our advertising products, our targeting, delivery and measurement capabilities, and other tools.

We also compete to attract and retain highly talented individuals, including data scientists, engineers, product designers, and product managers. Our ability to attract and retain personnel is driven by compensation, culture, and the reputation and strength of our brand. We believe we provide competitive compensation packages and foster a team-oriented culture where each employee is encouraged to have a meaningful contribution to Anghami. We also believe the reputation and strength of our brand helps us attract individuals that are passionate about our brand.

For information on competition-related risks, see the sections entitled “Risk Factors — Risks Related to Anghami’s Business and Industry — If Anghami’s efforts to attract prospective users and to retain existing users are not successful, Anghami’s growth prospects and revenue will be adversely affected,” “Risk Factors — Risks Related to Anghami’s Business and Industry — Anghami faces and will continue to face competition for Ad-Supported Free service users, Premium service users, and user listening time,” and “Risk Factors — Risks Related to Anghami’s Business and Industry — Anghami’s business depends on a strong brand, and any failure to maintain, protect, and enhance the brand would hurt its ability to retain or expand its base of Ad-Supported Free service users, Premium service users, and advertisers.”

Intellectual Property

Our success depends in part upon our ability to protect our technologies and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including trade secrets, patents, copyrights, and trademarks, as well as contractual restrictions, technological measures, and other methods.

We have filed and acquired several active patent applications and issued patents in the MENA Operating Area, the United States and other countries. We continue to pursue additional patent protection, both in the United States and other countries outside the MENA Operating Area, where appropriate and cost effective. We intend to hold these patents as part of our strategy to protect and defend Anghami’s technology, including to protect and defend Anghami in patent-related litigation.

Our registered trademarks include our primary mark “Anghami” and various versions of the Anghami logo. In addition, “Anghami” is registered in several jurisdictions such as the New York, UK, Switzerland, UAE, Saudi Arabia, Lebanon, Jordan and Egypt. We also have pending trademark applications in the United States, the European Union and other countries for certain Anghami marks. Finally, we have a portfolio of internet domain names, including our primary domain www.anghami.com.

In addition to the forms of intellectual property listed above, we own rights to proprietary processes and trade secrets, including those underlying the Anghami platform. We use contractual and technological means to control the use and distribution of our proprietary software, trade secrets, and other confidential information, both internally and externally, including contractual protections with employees, contractors, customers, and partners. Finally, we also have licenses with various rights holders to stream sound recordings and the musical compositions embodied therein, as further described under “— Licensing Agreements” below, as well as licenses to stream sound recordings in videos and other types of content.

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Licensing Agreements

In order to stream music to our users, we generally secure rights both to the sound recordings and the musical compositions embodied therein (i.e., the musical notes and the lyrics). To secure such rights, we obtain licenses from, and pay royalties to, rights holders or their agents. Below is a summary of certain provisions of our license agreements.

Sound Recording License Agreements with Major and Independent Record Labels

We have license agreements with record label affiliates of the three largest music companies for English/International Music — Universal Music Group, Sony Music Entertainment, and Warner Music Group — as well as Merlin, which represents the digital rights on behalf of numerous independent record labels. Similarly, we have license agreements with independent labels, as well as companies known as “aggregators” (for example, Believe International).

For Arabic music we have similar license agreements in place with Mazzika, Qanawat and Watary which represent digital rights on behalf of prominent Arabic artists. These agreements typically require us to pay royalties and make minimum guaranteed payments, and they include marketing commitments, advertising inventory, and financial and data reporting obligations. The sound recording rights granted to us with respect to these agreements, generally having a duration of 1 year, constituted for over 85% of streams for the year ended December 31, 2020 (the remaining 15% is from other independent labels. These license agreements, generally are not automatically renewable and apply to the Middle East in case of the international major labels and globally for the Arabic labels and aggregators. The license agreements also allow for the record label to terminate the agreement in certain circumstances, including, for example, our failure to timely pay sums due within a certain period, our breach of material terms. These agreements generally provide that the record labels have the right to audit us for compliance with the terms of these agreements. Further, they contain “most favored nations” provisions, which require that certain material contract terms are at least as favorable as the terms we have agreed to with any other record label. As of December 31, 2020, we have estimated future minimum guarantee commitments of approximately $8,075,000. See the section entitled “Risk Factors — Risks Related to Anghami’s Business and Industry — Minimum guarantees required under certain of Anghami’s license agreements for sound recordings and underlying musical compositions may limit Anghami’s operations and may adversely affect its business, operating results, and financial condition.”

Musical Composition License Agreements with Music Publishers

With respect to the underlying musical compositions embodied in the sound recordings we stream, we generally secure both reproduction (“mechanical”) and public performance rights from the owners of the compositions (or their agents). In the United States, the rates we pay are for mechanical rights, a function of a ratemaking proceeding conducted by an administrative agency called the Copyright Royalty Board. The most recent proceeding before the Copyright Royalty Board (the “Phonorecords III Proceedings”) set the rates for the Section 115 compulsory license for calendar years 2018 to 2022. The Copyright Royalty Board issued its initial written determination on January 26, 2018 and set up the Mechanical Licensing Collective (The MLC). The MLC is a nonprofit organization designated by the U.S. Copyright Office pursuant to the historic Music Modernization Act of 2018. In January 2021, The MLC began administering blanket mechanical licenses to eligible streaming and download services (digital service providers or DSPs) in the United States, which Anghami opted for and obtained a Blanket License for Mechanical Rights in the US. The MLC collects the royalties due under those licenses from the DSPs and pays songwriters, composers, lyricists, and music publishers. We currently believe that the current rates will not materially impact our business, operating results, and financial condition in the US as although the US is our biggest market outside of the MENA Operating Area, it is not significant in comparison to our markets in the MENA Operating Area. However, if our business does decide to expand fully (with Arabic and International music both) in the US market, and does not perform as expected or if the rates are modified to be higher than the proposed rates, our content acquisition costs could increase and impact our ability to obtain content on pricing terms favorable to us, which could negatively harm our business, operating results, and financial condition and hinder our ability to provide interactive features in our services, or cause one or more of our services not to be economically viable in US.

In the United States, public performance rights are generally obtained through intermediaries known as PROs, which negotiate blanket licenses with copyright users for the public performance of compositions in their repertory, collect royalties under such licenses, and distribute those royalties to copyright owners. We have obtained public

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performance licenses from, and pay license fees to, the major PROs in the United States, including ASCAP, and are in the process of obtaining licenses from other prominent PRO, including SESAC, Inc., among others. These agreements have music usage reporting obligations and audit rights for the PROs. In addition, these agreements typically have one to two year terms, and some have continuous renewal provisions, with either party able to terminate for convenience with one to two months’ prior written notice, and are limited to the territory of the United States and its territories and possessions.

With respect to publishing rights in the MENA Operating Area, Anghami pays on the rates to various rights owners through a ratemaking process conducted on a case by case basis negotiating each license. We obtain mechanical and performance licenses for musical compositions either through local collecting societies representing publishers or from publishers directly, or a combination thereof. There are cases of publishing deals which are represented by bodies or agents which combine both Mechanical and Public Performance rights. Since in many countries in the MENA Operating Areas there are no collection societies we cannot guarantee that our licenses with the existing few collecting societies and/or our direct licenses with publishers provide full coverage for all of the musical compositions we make available to our users in such countries. As such there is a fragmented copyright licensing landscape which leads to publishers, songwriters, and other rights holders choosing not to be represented by collecting societies and that adversely impacts our ability to secure favorable licensing arrangements in connection with musical compositions that such rights holders own or control, including increasing the costs of licensing such musical compositions, or subjecting us to significant liability for copyright infringement.

From time to time, our license agreements with certain rights holders and/or their agents, including both sound recording license agreements with major and independent record labels and musical composition license agreements with music publishers, may expire while we negotiate renewals. Per industry custom and practice, we and those rights holders may continue such agreements on a month-to-month basis or enter into other short-term extensions, and/or continue to operate as if the license agreement had been extended (including by our continuing to make music available). It also is possible that such agreements will never be renewed at all. The lack of renewal, or termination, of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, could have a material adverse effect on our business, financial condition, and results of operations. See the section entitled “Risk Factors — Risks Related to Anghami’s Business and Industry — Anghami depends on third-party licenses for sound recordings and musical compositions and an adverse change to, loss of, or claim that it does not hold any necessary licenses may materially adversely affect its business, operating results, and financial condition.”

We also obtain licenses directly from artists, through our Dashboard License Agreement, that contains simpler terms of the licensing agreement signed with the labels and distributors.

We opted to create new and original content as part of our Anghami Originals project, whereby we create new content for artists through collaboration agreements, in addition to hosting and producing Anghami Sessions with the artists whereby the latter performs his/her songs in a different format and set up. Anghami Originals and Anghami Sessions’ intellectual property is sometimes owned by Anghami or by the artist or even co-owned, with ownership being addressed on a case by case basis. Anghami also produces music in various forms for brands. This branded content is owned by the brands and promoted on Anghami.

Government Regulations

We are subject to many U.S. federal and state, European, Luxembourg, MENA Operating Area and other foreign laws and regulations, including those related to privacy, data protection, content regulation, intellectual property, consumer protection, rights of publicity, health and safety, employment and labor, competition, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm our business. In addition, it is possible that certain governments may seek to block or limit our products or otherwise impose other restrictions that may affect the accessibility or usability of any or all of our products for an extended period of time or indefinitely.

In the area of information security and data protection, the laws in several jurisdictions require companies to implement specific information security controls to protect certain types of information. Data protection, privacy, consumer protection, content regulation, and other laws and regulations are very stringent and vary from jurisdiction to jurisdiction. In particular, we are subject to the data protection/privacy regulation under the laws of the EU.

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The framework legislation at an EU level with respect to data protection currently is Directive 95/46/EC (the “Data Protection Directive”). The purpose of the Data Protection Directive is to provide for the protection of the individual’s right to privacy with respect to the processing of personal data. Each member state is obligated to have national legislation consistent with the Data Protection Directive. We are therefore subject to the local implementing rules of the European countries where we are established (for example, Luxembourg and Sweden). These local laws can impose stringent rules relating to the way in which we process personal data.

The Data Protection Directive will be superseded by the General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018. The GDPR is intended to create a single legal framework that applies across all EU member states. However, there are certain areas where EU member states can derogate from the requirements in their own legislation. It is therefore likely that we will need to comply with these local regulations in addition to the GDPR. Local Supervisory Authorities will be able to impose fines of up to 4% of annual worldwide turnover of the preceding financial year or €20 million, whichever is greater, for non-compliance. These data protection authorities will have the power to carry out audits, require companies to cease or change processing, request information, and obtain access to premises. Where consent is relied upon as the legal basis for processing personal data, businesses must be able to demonstrate that the data subjects gave their consent to the processing of their personal data and will bear the burden of proof that consent was validly obtained and can be withdrawn at any time. The GDPR implemented more stringent operational requirements for processors and controllers of personal data, including, for example, requiring enhanced disclosures to data subjects about how personal data is processed, limiting retention periods of personal data, requiring mandatory data breach notification, and requiring additional policies and procedures to comply with the accountability principle under the GDPR. In addition, data subjects have more robust rights with regard to their personal data.

Our privacy policy and terms and conditions of use describe our practices concerning the use, transmission, and disclosure of user information and are posted on our website.

Legal Proceedings

Anghami is from time to time subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. Anghami recognizes provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, current reserves could be inadequate and Anghami could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth, and cash flows.

In 2019, Anghami initiated an arbitration proceeding at the Commercial Courts in Beirut against Rotana Audio and Video (“Rotana”) for breach of the provisions of the license agreement dated April 18, 2015, entered into between the Company and Rotana (the “License Agreement”), seeking to recover approximately $5.5 million as compensation for the unlawful termination of the License Agreement. All correspondences have been finalized and the award was expected to be issued. However, an unexpected delay occurred since the appointed arbitrator in this case was appointed as Minister of Justice and requested her recusal from the case. We expect that once a new government is formed, the arbitrator shall resume her duties. In October 2019, Rotana filed a suit against Anghami before Beirut First Instance Court, claiming that Anghami has been illegally distributing content owned by Rotana without a license. In December 2019, the Beirut First Instance Court issued an order rejecting Rotana’s claim on the grounds that no infringement had occurred. Rotana appealed the First Instance Court decision before the Appeal Court, which appeal was rejected on February 25, 2020 for lack of legal grounds. Rotana has the option to file another appeal before the Court of Cassation, if it does not then the decision of the Appeal court shall be deemed final. Rotana also initiated a legal claim against Anghami before the Cyber Crime Bureau in September 2020, alleging that Anghami kept some content owned by Rotana without a license, requesting removal of the content and claiming compensation of $1 million. The general attorney of the Cyber Crime Bureau transferred the claim in front of the Criminal Judge in Beirut on February 10, 2021. The legal claim is currently pending decision. Anghami

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filed an administrative complaint against Rotana Audio and Video and Deezer, before the General Authority for Competition in the Saudi Arabia, alleging abuse of dominance in the Saudi Arabia in 2019. The complaint is pending before the committee.

Anghami issued a trademark claim against the Ministry of Commerce of the Saudi Arabia, requesting annulment of the Anghami trademark registered for the benefit of Vivdville Inc., under two classes. Anghami has also filed a claim at the Commercial Courts in Riyadh, against the Ministry of Commerce, for falsely registering the mark “Anghami” for Vivdville Inc., in Saudi Arabia. The claim is currently in the last stages of appeal at the High Court in Saudi Arabia, pending a court sitting to be assigned by the High Court. Anghami filed an opposition claim of the published mark in the UAE Trademark Office Committee for the benefit of Vivdville Inc.. On September 21, 2020, the UAE Trademark Office Committee issued a decision rejecting our opposition. Anghami appealed the decision of the Ministry of Economy and filed a Grievance dismissal objection in October 2020. The appeal is currently pending.

Property and Equipment

Anghami’s headquarters are in Abu Dhabi, the capital of the UAE, at the ADGM. The ADIO, being the Abu Dhabi government’s investment attraction and development hub, has committed to providing up to approximately AED 60 million (which as of September 13, 2021 would have been approximately $16.5 million) in financial incentives to support the establishment, growth and development of our technology and research and development center in Abu Dhabi. Pursuant to the incentive programme agreement entered into between ADIO and Anghami, dated December 23, 2020, Anghami will be entitled to receive these financial incentives, in the form of rebates, only upon meeting certain performance metrics and conditions. These include, establishing the project plan (which includes setting up the new global headquarters in Abu Dhabi and moving personnel to such office), certain employment commitments and investment commitments. Based on these achievements, Anghami will have to submit quarterly financial reports and ADIO has the right to approve these reports and determine applicable rebates payable for such quarter. We also lease regional offices in Beirut, Dubai, Cairo and Riyadh. Our computing needs are fully serviced from our cloud infrastructure. We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations. However, we may expand our footprint if circumstances or business concerns warrant doing so.

Employees

As of December 31, 2020 and 2019, we had 114 and 116 full-time and part-time employees, respectively, including seven part-time employees as of December 31, 2020 and four part-time employees as of December 31, 2019. The following table provides a breakdown of our employee base by function as of the dates indicated:

Department	As of December 31, 2020	As of December 31, 2019
Engineering Department	45	47
Sales and Marketing	22	19
Business Development	4	8
Finance and Administration	14	14
Operations	29	28

The following table provides a breakdown of our employee base by geographic location as of the dates indicated:

Location	As of December 31, 2020	As of December 31, 2019
Abu Dhabi	0	0
Beirut	91	104
Cairo	7	5
Dubai	14	5
Riyadh	2	2

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MANAGEMENT OF ANGHAMI

Executive Officers

References in this section to “we”, “our”, “us”, the “Company”, or “Anghami” generally refer to Anghami and its consolidated subsidiaries.

The names, ages, and current positions of Anghami’s current executive officers are listed in the table below. Anghami expects that these executive officers will continue as executive officers of Pubco following the Business Combination.

Name	Age	Position
Edgard Maroun	46	Co-Founder and Chief Executive Officer
Elias Habib	48	Co-Founder and Chief Technology Officer
Choucri Khairallah	36	Vice President, Business Development
Elie Abou Saleh	33	Vice President, Gulf Cooperation Council
Omar Sukarieh	36	Vice President, Finance
Hossam El Gamal	46	Vice President, North Africa
Raja Baz	33	Deputy Chief Technology Officer

Edgard Maroun.    Upon the closing of the Business Combination, Mr. Maroun will serve as the Chief Executive Officer of Pubco. Mr. Maroun is Anghami’s co-founder and has served as Chief Executive Officer and as a member of Anghami’s Board of Directors since 2012. Mr. Maroun handles the business development and strategic partnerships among music labels, telecommunication companies, advertisers and the media. Prior to founding Anghami, Mr. Maroun was VAS Manager at PowerMeMobile, a company that engineered SMS gateways for mobile operators from 2001 to 2012. Mr. Maroun received a bachelor’s degree in law and a master’s degree in private law from the University of La Sagesse in Lebanon, a master’s degree in business administration in international business from Bordeaux Business School (Kedge) and a master’s degree in business administration from Notre Dame University, Lebanon.

Elias Habib.    Upon the closing of the Business Combination, Mr. Habib will serve as the Chief Technology Officer of Pubco. Mr. Habib is Anghami’s co-founder and has served as Anghami’s Chief Technology Officer and as the chairman of its Board of Directors since 2012. Prior to founding Anghami, Mr. Habib was the co-founder and Chief Technology Officer of PowerMeMobile, since 2003. Previously, Mr. Habib served as IT Manager at Naharnet, and developed an online e-commerce store for Getforless. Mr. Habib received a bachelor’s degree in Computer Science and a master’s degree in Software Engineering from the Lebanese American University in Lebanon.

Choucri Khairallah.    Upon the closing of the Business Combination, Mr. Khairallah will serve as the Chief Premium Officer of Pubco. Mr. Khairallah serves as Anghami’s since Vice President, Business Development since February 2018. As our Vice President, Business Development, Mr. Khairallah is responsible for overseeing strategy, marketing, global partnerships, and product offerings for Anghami’s subscription business. Mr. Khairallah previously served as Business Development Manager and Product and Account Manager at Anghami. Prior to joining Anghami in 2013, Mr. Khairallah was Product Implementation Team Lead at Invigo. Mr. Khairallah holds a bachelor’s degree in Science in Electrical and Computer Engineering from the American University of Beirut and graduated with distinction in 2007.

Elie Abou Saleh.    Upon the closing of the Business Combination, Mr. Abou Saleh will serve as the Chief Growth Officer of Pubco. Mr. Abou Saleh is Anghami’s Vice President, Gulf Cooperation Council since January 2019. He is responsible for strategy and advertising, and marketing and business development at Anghami. From November 2017 to March 2019, Mr. Abou Saleh was the Manager of Global Markets and Content Monetization for Snap Inc. He held the position of Commercial Director at Anghami from May 2014 to October 2017. Prior to joining Anghami, Mr. Abou Saleh was the Senior Digital Planner for MTV Lebanon from September 2012 to May 2014. Mr. Abou Saleh received a bachelor’s degree in International Business Management from Notre Dame University, Lebanon, a master’s degree in business administration, and a master’s degree in science from Notre Dame University — Bordeaux Business School, Lebanon.

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Omar Sukarieh.    Upon the closing of the Business Combination, Mr. Sukarieh will serve as the Vice President, Finance of Pubco. Mr. Sukarieh has 15 years of experience in corporate accounting, finance, taxation and auditing and has been the Vice President, Finance at Anghami since December 2017. Prior to joining Anghami, Mr. Sukarieh served as Financial Manager of Nymgo, Luxembourg, from 2014 to 2017 and as Senior Consultant of PricewaterhouseCoopers, from 2012 to 2014. He also held numerous auditor and financial analyst positions from 2009 to 2012, including as consultant for a tech start-up and a financial analyst for Debbane Saikali Group. Mr. Sukarieh received a bachelor’s degree in business administration from the University of Haigazian, Lebanon, and a master’s degree in business administration from the University of Chicago — Booth School of Business. He is also a Chartered Financial Analyst Charterholder from the CFA Institute.

Hossam El Gamal.    Upon the closing of the Business Combination, Mr. El Gamal will serve as the Chief Brand Officer of Pubco. Mr. El Gamal is Anghami’s Vice President, North Africa since March 2019. He is responsible for the brand’s image and experience and oversees marketing, design, public relations, and customer service. He began working at Anghami in January 2016 as a Country Director in Egypt. Prior to joining Anghami, Mr. El Gamal was Marketing Director at ALZWAD Mobile Services (ZMS) from 2011 to 2015 and Head of Retail and Channel Marketing at Etisalat Telecommunication Company from 2007 to 2011. Prior to that he served as the Head Retail Operations and Marketing for Linea Fashion. Mr. El Gamal received a bachelor’s degree in Mechatronics Engineering from the Higher Technological Institute, Cairo, and a master’s degree in business administration from the University of ESLSCA Business School, France.

Raja Baz.    Upon the closing of the Business Combination, Mr. Baz will serve as the Deputy Chief Technology Officer of Pubco. Mr. Baz has served as Anghami’s Deputy Chief Technology Officer since March 2019. He oversees Anghami’s teams that develop client-side offerings and the engineering team at Anghami. Prior to becoming deputy Chief Technology Officer, Mr. Baz started his career at Anghami in November 2014 as Android engineer and later became the Lead iOS Engineer in February 2015. Before joining Anghami in 2014, Mr. Baz has served as a Software Engineer for Ubanquity from 2013 to 2014, for Walking Thumbs LLC from 2012 to 2013, and for Invigo from 2011 to 2012. Mr. Baz holds a bachelor’s degree in Computer Engineering from the Lebanese American University.

Anghami Executive Compensation

For the year ended December 31, 2020, Anghami’s executive officers received total compensation of approximately $883,346.62. The total compensation paid to Anghami’s executive officers consists of base salary, and the value of stock options granted in 2020. Anghami’s executive officers are also entitled to and earn sales commission as well as certain statutory medical insurance and allowances, to the extent applicable.

Anghami Employee Share Option Plan

In November 2013, Anghami adopted a general employee shares based payment plan (the “Anghami Plan”).

Purpose and Eligibility.    The Anghami Plan is intended to enable Anghami to retain and reward, and to provide additional incentives to, its current and former employees, officers, directors and/or consultants by providing them with the opportunity to acquire Anghami Plan shares.

Voting Rights.    Shares subject to the Anghami Plan are Class C, non-voting shares of Anghami.

Transferability.    Pursuant to Anghami’s policies, its articles of association, and the executed Anghami Plan agreements, employees to whom Anghami Plan shares are transferred acknowledge that such shares cannot be sold or transferred to entities or persons other than Anghami and/or Anghami’s shareholders.

Termination.    Anghami has the unilateral right to revoke the Anghami Plan arrangement at any time, as a result of which all Anghami Plan shares not vested as of the date of revocation will not be transferred to the employee. In the event an employee resigns or his employment agreement is terminated, for whatever reason, the employee’s entitlements over all shares not yet vested pursuant to the Anghami Plan shall automatically terminate. Further, in cases of resignation or termination, the employee agrees to sell back all of his shares to Anghami within two days of receipt of notice of resignation or termination, as the case may be.

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Employment Agreements

Co-Founder and Chief Executive Officer.    Edgard Maroun co-founded Anghami in 2012 and was appointed Chief Executive Officer effective on April 1, 2012. He entered into his employment agreement with DigiMusic S.A.L. Off-Shore, acting on behalf of Anghami, on April 1, 2012, which expired in 2016 and an employment agreement with Anghami on September 1, 2016, which, was initially set to expire on September 1, 2020 and was mutually extended for an indefinite period unless and until Anghami and Mr. Maroun terminate the employment by mutual agreement. Under the agreement, Mr. Maroun will receive an annual salary of $144,000 that may be reviewed from time to time, excluding insurance, social security benefits, and other business-related allowances, if applicable. Mr. Maroun is subject to confidentiality provisions and non-solicitation restrictive covenants for a period of 3 years and 6 months, respectively, after the termination of his employment.

Co-Founder and Chief Technology Officer.    Elias Habib co-founded Anghami in 2012 and was appointed Chief Technology Officer effective on May 1, 2012. He entered into his employment agreement with DigiMusic S.A.L. Off-Shore, acting on behalf of Anghami on May 1, 2012, which expired in 2016 and an employment agreement with Anghami on September 1, 2016, which, was initially set to expire on September 1, 2020 and was mutually extended for an indefinite period, unless and until Anghami and Mr. Habib terminate the employment by mutual agreement. Under the agreement, Mr. Habib will receive an annual salary of $144,000 that may be reviewed from time to time, excluding insurance, social security benefits, and other business-related allowances, if applicable. Mr. Habib is subject to confidentiality provisions and non-solicitation restrictive covenants for a period of 3 years and 6 months, respectively, after the termination of his employment.

Vice President of Business Development.    Choucri Khairallah was appointed Vice President of Business Development effective in February 2018. He entered into his employment agreement with DigiMusic S.A.L. Offshore, acting on behalf of Anghami, on April 1, 2015. Under the agreement, Mr. Khairallah will receive an annual salary of $46,596, excluding social security benefits and $1,404 to cover Mr. Choucri’s travel-related expenses. Mr. Khairallah is subject to confidentiality provisions and non-solicitation restrictive covenants, indefinitely and for a period of 18 months, respectively, after the termination of his employment.

Vice President, Gulf Cooperation Council.    Elie Abou Saleh was appointed Vice President of Gulf Cooperation Council effective on January 6, 2019. He entered into his employment agreement with Anghami FZ LLC, acting on behalf of Anghami, on December 3, 2018. Under the agreement, Mr. Abou Saleh will receive an annual salary of AED 661,200, (which as of July 20, 2021 would have been approximately $180,663) excluding performance-based bonuses, commissions on new revenue streams introduced by Mr. Abou Saleh, and travel allowances, as may be applicable. Mr. Abou Saleh is subject to confidentiality provisions and non-solicitation restrictive covenants, indefinitely and for a period of 12 months, respectively, after the termination of his employment.

Vice President, Finance.    Omar Sukarieh was appointed Vice President of Finance effective on February 1, 2018. He entered into his employment agreement with DigiMusic S.A.L. Offshore, acting on behalf of Anghami, on February 1, 2018. Under the agreement, Mr. Sukarieh will receive an annual salary of $79,596, excluding social security benefits and $1,404 to cover Mr. Sukarieh’s travel-related expenses. Mr. Sukarieh is subject to confidentiality provisions and non-solicitation restrictive covenants, indefinitely and for a period of 18 months, respectively, after the termination of his employment.

Vice President, North Africa.    Hossam El Gamal was appointed Vice President of North Africa effective on March 2, 2020. He entered into his employment agreement with Anghami FZ LLC, acting on behalf of Anghami, on March 2, 2020. Under the agreement, Mr. El Gamal will receive an annual salary of $91,080, excluding performance-based bonuses, as may be applicable. Mr. El Gamal is subject to confidentiality provisions and non-solicitation restrictive covenants, indefinitely and for a period of 18 months, respectively, after the termination of his employment.

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Deputy Chief Technology Officer.    Raja Baz was appointed Deputy Chief Technology Officer effective in March 2019. He entered into his employment agreement with DigiMusic S.A.L. Offshore, acting on behalf of Anghami, on July 1, 2015. Under the agreement, Mr. Baz will receive an annual salary of $35,616, excluding social security benefits and $117 to cover Mr. Baz’s travel-related expenses. Mr. Baz is subject to confidentiality provisions and non-solicitation restrictive covenants, indefinitely and for a period of 18 months, respectively, after the termination of his employment.

Director Compensation

Anghami does not pay any compensation to directors of Anghami.

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ANGHAMI MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Historical Financial Data of Anghami” and our consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.    This discussion and analysis reflects our historical results of operations and financial position, and, except as otherwise indicated below, does not give effect to the completion of this registration. This discussion contains forward-looking statements based upon current plans, expectations, and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements due to various factors, including those set forth under “Risk Factors” and in other parts of this proxy statement/prospectus.

Overview

Anghami is a technology-driven mobile-first music platform that offers listeners in the MENA Operating Area unlimited Arabic and international music to stream and download.

Today we are the leading music-streaming platform in the MENA Operating Area. We partner with mobile telecom operators across the region, have direct relationships with 36 Telcos, and with MBC group, the largest media group in the MENA Region, and utilize these relationships and our business plan to fuel growth and boost customer acquisition. We digitize local Arabic music catalogs and also offer innovative social features allowing users to chat and meet locally. Furthermore, built on 56 million user data points, we utilize our artificial intelligence (“AI”) and machine learning algorithms, to predict user behavior, capture investment returns and spur product development. With an Arabic speaking population of over 400 million worldwide, we plan to continue to expand our user base globally and invest in delivering a unique music streaming experience.

We offer more than 57 million songs to more than 70 million registered users with close to 9 billion streams per year as of December 2020. We currently monetize our service through both subscriptions and advertising. Our Premium service users numbered 1.42 million and our Ad-Supported free service users were 7.14 million as of December 31, 2020. The Premium service and Ad-Supported users support each other’s growth, and we leverage the Telco’s strong marketing capabilities to drive acquisition of new Premium subscribers. Our Premium service and Ad-Supported free service and revenue have continued to grow since inception although from 2019 to 2020 our Ad-Supported revenue has decreased due to the COVID-19 pandemic.

We have long standing business relationships within the music industry, locally in the MENA Operating Area and globally with the major music labels including Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network. We also have licensing agreements with thousands of independent labels to provide users with legal access to a vast catalog of music.

Our investors currently include leading MENA financial investors including venture capital firms, private equity firms and strategic shareholders, including MBC group, a Saudi-owned media conglomerate, and other leading telecommunications companies.

Recent Developments

Live Radio

On May 4, 2021, we announced the launch of Live Radio, an innovative music and voice real-time audio experience that enables users to tune in, listen to music and interact via text messaging and audio in real time collectively. Fully developed in-house by Anghami, this is a cutting-edge social audio service that allows users to enjoy music together, sharing conversations and more.

Virtual Concerts

Additionally, we have built full capabilities to stream virtual concerts live with the ability to sell tickets on our platform via credit cards and mobile carrier billing. Top Arabic artists that had their concerts streamed live on our platform include Amr Diab, Yara, and Adonis.

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The Business Combination

On March 3, 2021, we entered into the Business Combination Agreement with VMAC, Pubco, Anghami Merger Sub and Vistas Merger Sub. The Business Combination is a reverse merger between VMAC and us whereby our shareholders will become the majority shareholders of newly established entity, Pubco. Upon the completion of the merger, which is expected in the third quarter of 2021, Anghami Inc. will be listed on Nasdaq under the ticker symbol “ANGH.” As part of the Business Combination and upon the completion of the merger, Anghami Inc. intends to raise at least $40 million through a committed PIPE (Private Investment in Public Equity) investment.

We expect the Business Combination to enable us to access large capital resources to fund future growth and allow us access to VMAC’s music and film production expertise in India.

Impact of COVID-19

The COVID-19 pandemic had a significant negative impact on our business and that of our customers. The direct impact on our business, beyond disruptions in normal business operations, was driven by the reduced spending of major advertisers and consumer spending on discretionary items, which in turn adversely affected our revenue from both Ad-Supported subscriptions and Premium subscriptions. While many of our advertisers have increased their advertising budget and there has been an increase in our users’ engagement, these are still not at the pre-pandemic level. As a result of the COVID-19 pandemic, artists and other content creators have experienced delays or interruptions in their ability to create and release new content on the platform. The decrease in the amount or quality of content available on Anghami’s platform has adversely affected user engagement and our financial performance. The COVID-19 pandemic also delayed our fundraising process to the last quarter of 2020. The ultimate impact of COVID-19 on our financial performance and results of operations will depend on numerous evolving factors that we may not be able to accurately predict, including the duration and scope of the pandemic, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response to the length of time that these disruptions exist.

Corporate Social Responsibility Strategy

Giving back to our community and caring for the locals is in our DNA. In addition to our innovation, what sets us apart is our corporate social responsibility and our 2020 was full of charitable events that made a positive impact on our community and local people. See the section entitled “— Corporate Social Responsibility Strategy” below.

Key Components of Our Operating Results

Revenue.

We operate and manage our business in two reportable segments: (1) Premium service, branded as Anghami Plus, which accounts for around 81% of the revenues during the fiscal year ended December 31, 2020, and (2) Ad-Supported, consisting of advertising revenue generated from Ad-Supported free service, which accounts for 19% of the revenues during the fiscal year ended December 31, 2020. We identify these lines of businesses based on the organizational units used by management to monitor the performance and other key aspects of our business in order to make operational decisions, including but not limited to the type of subscriber, the channel of subscribing customer (direct subscriptions, app stores or Telcos (Business to Customer (“B2C”) or B2B), the type and volume of the content consumed, the intellectual property (“IP”) owners of the consumed content, the country of the subscribing customer, research and development and capital allocations.

Premium Subscriptions.    Our Premium service segment provides paid subscribers with a commercial free streaming experience, unlimited access to online streaming content and unlimited downloads across various devices. In addition, Premium subscribers can download encrypted music and have access to exclusive contents and pre-releases. As of December 31, 2019 and 2020, we had approximately 1.37 million and 1.42 million Premium subscribers, respectively. New Premium subscriber growth is driven by conversion of Ad-Supported and free trial users. Premium subscribers are split into two groups. First, direct subscription, which includes subscribers who subscribe via Apple Store, Google Play Store, Paypal, our website or through prepaid subscription cards. Second, Telco subscription, which includes subscribers who subscribe via the Telco network. We have two types of subscribers through the Telco network: (1) B2C subscribers who choose to subscribe to Anghami Plus (our Premium service) and pay their subscription through their mobile carrier billing, and (2) B2B subscribers to whom we sell

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

bulk subscriptions at a discount to the Telcos, which in return bundle our subscription with other services and sell the bundled plan to their users. We received an average monthly revenue of $163,000 from the B2B subscriptions in the fiscal year ended December 31, 2020.

Ad-Supported Revenue.    Without a subscription fee, our Ad-Supported free service users are provided with limited access to on-demand online streaming content with audio or video advertisements played intermittently. We generate revenue from charging the brands a fee on cost per minute (“CPM”) basis of the display, audio and video advertising. The fee rate varies across countries and regions. In addition, we sell branded content to advertisers where we customize audio and music video contents for brands that wish to release songs featuring their brands. Among the brands that we worked with are PepsiCo and OmanTel. Revenue from our Ad-Supported segment is impacted by the profile of our Ad-Supported free service users, our ability to reach the target audience with respect to the advertisers and in the geographic markets in which we operate.

Cost of Revenue.

Cost of revenue consists mainly of royalty costs, publishing rights costs, processing fees and technology infrastructure.

Content acquisition and royalty costs.    Our content cost makes up approximately half the total cost of revenue for the year ended December 31, 2020. We pay the content cost, which mainly represents royalty fees, to music labels for the right to stream their content on our platform. For the Ad-Supported segment, the content cost is driven by the number of streams per label, net proceeds from advertising revenue and the per stream rate. For the Premium service segment, the content cost is dependent on the number of subscribers, the number of streams per label, the rate per subscriber, the rate per stream and revenue per subscriber. Rates per subscriber and rates per stream vary by country and region. The cost of labels are calculated per country on a monthly basis. In certain cases, our negotiated rates are dependent on meeting certain key performance indicators (“KPI”s) like growth of subscribers or implementing content usage restriction on Ad-Supported users. Certain content cost agreements require a minimum annual guarantee to be paid by us representing approximately 50% of our content cost, currently estimated at $8,075,000 for the year ending December 31, 2021. This minimum guarantee is renegotiated annually and is typically recouped against monthly calculated costs, but not always. In certain cases, we might not recoup the full minimum guarantee which will result in higher content cost and lower gross profit margin. The un-recouped balances have not been significant to date.

Publishing Rights Cost.    Publishing rights are comprised of mechanical licensing and public performance licensing. Mechanical rights grant its holder the right to reproduce and distribute copyrighted musical compositions while public performance rights enable songwriters, composers and music publishers to have the exclusive right to play and authorize others to play their music under copyright laws. Similar to content cost, we negotiate with Performing Rights Organizations (“PRO”s) on rates, minimum guarantees, and settlement terms for mechanical and public performance rights. PROs are organizations that track, license, and pay for songwriters and publishers their royalties.

Processing and Agency Fees.    We incur significant processing fees relating to app stores such as Apple Store and Google Play and through the revenue sharing agreements with Telcos. Credit card usage is low in the MENA Region, so we partnered with the leading Telcos in the region to utilize their network as a payment processing solution. Similar to the app store fees, Telcos’ revenue sharing agreements stand at approximately 30% of the revenue generated from subscribers through the Telco network.

Technology Infrastructure Costs.    These costs relate to the cloud computing and server rental expenses.

Amortization of intangible assets.    Cost of revenue also includes amortization of intangible assets relating to the product development, including part of the engineers’ salaries (see the section entitled “— Key Components of Our Operating Results — Cost of Revenue — Research and Development” below) and costs related to new song creations. Since 2017, we have created more than thirty original songs in which we partner with top and rising artists to create a new song or remix an existing song. The cost to create a new song including lyrics, mixing and mastering, artist fees and production costs are capitalized under intellectual property. Once released, the capitalized cost is amortized on a double declining method over three years with 5% salvage value.

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Research and Development.    We invest heavily in research and development. We have been focused on creating distinctive application features that enhance user experience and increases user engagement on the platform, such as unique features like live radio, chats, and stories. We capitalize as product development part of our engineering cost. Capitalized cost is amortized on a straight-line basis over a five-year period and reported under the cost of revenue. In 2020, we capitalized 52% of engineering salaries related to major enhancement of existing functionality or development of new features like live radio and daily and offline mixtapes, an increase from the 42% capitalization in 2019. Time spent by engineers on research of new features or managing day-to-day operations like content ingestion, Telco integrations and reporting are expensed as part of monthly employee expenses.

Marketing and Branding Expense.    This includes all the digital and social media campaigns, television, offline and outdoor campaigns utilized to promote our brand recognition, user acquisition and user retargeting. It also includes all software subscriptions needed for marketing such as appearance of Anghami on search engines as well as marketing research needed for developing growth and acquisition strategies.

Advertising.    Advertising expenses consist of fees paid to advertising and branding agencies to promote and sell ad campaigns to regional and international brands on our platform. We partner with the largest digital ad agency in the MENA Region.

General and Administrative.

General and administrative expenses consist mainly of employee compensations, share-based compensation expense, consulting and professional fees and depreciation. Employee compensation includes salaries and benefits of finance, accounting, legal, analytics, and operations teams. Consulting and professional fees are related to legal, audit, and tax advisory. After the Business Combination, we will be implementing additional procedures and processes to address standards applicable to public companies. Accordingly, we expect to incur additional fees relating to directors’ fees, director liabilities insurance, reporting requirements of the SEC, Nasdaq listing fees, increased audit and advisory fees and hiring additional accounting, legal, compliance and administrative staff. We also expect to incur one-time deal related fees including special audit fees, filing and legal advisory fees related to the Business Combination. We have incurred $2 million for the total advisory, legal and other fees in preparation of the Business Combination and expect to incur an additional $12 million in cash for financial advisers’ fees, legal fees, research and media coverage, and advisory fees, which will be paid from the proceeds received as part of the Business Combination.

Key Performance Indicators (unaudited)

In addition to the IFRS financial metrics that we regularly monitor, we also monitor the following metrics to evaluate our business, measure our performance and identify trends affecting our business. The metrics provided below are unaudited and were not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC, or the applicable guidelines for the preparation and presentation of financial statements. The metrics provided below may not be comparable to metrics issued by other issuers or competitors.

Active Users

We track active users as an indicator of the size of the audience engaged with our platform. Active users are the users who used our app for at least once over a three month look back period from the period-end reported. We use the three month period because we have strong seasonality of music consumption in the MENA Operating Area due to major holidays. For example, users consume less contents during Ramadan, the Muslim holy month, while music activity increases drastically in December. Active users number dropped in 2019 due to the loss of a partnership with a major label and the new competition from international players, and increased in 2020 as many churned users returned to our platform from our successful retargeting campaigns. We believe that there is a large potential of user acquisition capacity in Saudi Arabia and Egypt where our market share is less than 10% of the total addressable market with the target population aged 10-50 years old who have access to the internet. The table below sets forth our active users as of December 31, 2019 and 2020.

	2019	2020
Active Users (at year-end)	14,711,073	18,354,766

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Premium Subscribers, Conversion and ARPU

We define Premium subscribers as users who have completed registration on our platform and activated a payment method for Premium services. Premium subscribers include subscribers who are within a grace period of up to 30 days after failure to pay their subscription fee as well as free trial users. We define the Premium average revenue per user, or ARPU, as the monthly measure of total Premium subscription revenue earned during a specific month, divided by the total number of Premium subscribers over the period of that specific month, that contributed towards the monthly revenue. Premium subscribers at the month-end are counted without duplication, that is, if a single subscriber has subscribed to different plans over the month, that subscriber is counted as one single subscriber. Free trial users are not counted for the purposes of ARPU. Total Premium subscription revenue includes revenue earned from all types of Premium subscribers (daily, weekly, monthly, semi-annual and annual) and is calculated on an accrual basis excluding any unearned revenue at month-end. We have one of the highest Premium subscribers’ conversion rates in emerging markets, exceeding 20% in 2020, driven by our marketing efforts and a strong partnership with Telcos, who launch seasonal SMS campaigns to entice users to subscribe to our Premium services. Conversion rate means the total number of Premium subscribers (daily, weekly, monthly, semi-annual, annual and free trial users) across all Premium subscription plans that contributed to the Premium revenue in any given month divided by the number of MAUs for that month. Daily Premium subscribers are those subscribers who subscribe to our daily Premium plan (meaning the subscription covers one day), whereas monthly Premium Subscribers are those who subscribe to our monthly Premium plan (meaning the subscription covers one month). Premium subscribers includes subscribers to all types of Premium plans (daily, weekly, monthly, semi-annual and annual). Starting 2018, we have focused on increasing daily premium subscribers as a starting point for our users to try our Premium services, and then incentivize them to convert into monthly Premium subscribers through long term offers, free trials and discounts. Through these efforts, we have increased our ARPU from $1.73 for the month ended December 30, 2019 to $2.26 for the month ended December 31,2020 while maintaining the same subscribers base.

The table below sets forth our Premium subscribers, monthly Premium subscribers, ARPU and our direct integration from Telco users for the months of December 2020 and December 2019.

	Month ended December 31, 2019	Month ended December 31, 2020
Premium Subscribers	1,373,601	1,416,521
Monthly Premium Subscribers	746,699	797,984
Premium Average Revenue Per User	$1.73	$2.26
Direct Telco Integrations (at year end)	30	35

Unit Economics and EBITDA

We measure our efficiency by the rate of investment, or ROI, on marketing expenses, defined as our total annual revenue divided by the total annual amount of sales, branding and marketing expenses. We optimized our limited marketing budget by leveraging our expertise, and data across different marketing channels, such as Facebook, Instagram or app stores, and across different countries to attract new users in various demographics. Our ROI increased significantly from 3.8 times in 2019 to 5.8 times in 2020. The table below sets forth our average ROI on marketing expense for the years ended December 31, 2019 and 2020.

	2019	2020
ROI on marketing expense	3.8X	5.8X
EBITDA	$(3,937,893)	$(1,124,900)

User Engagement

We focused on maintaining strong user engagement during 2020 to minimize churn and increase Premium conversion. Despite the economic and operational challenges from COVID-19, we maintained a stable average daily streaming time for Premium subscribers from 2019 to 2020. The average streaming time remained stable at 1.25 hours for Premium subscribers and 45 minutes for Ad-Supported users. We achieved this through both our technology and content marketing initiatives. On the technology front, we launched new features such as live radio that enables broadcasters to stream their playlists and songs to their followers live. We also improved our machine learning algorithm so more users listened to the playlists recommended by the platform. On the content marketing

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

initiatives front, we launched multiple initiatives like live events with artists, partnerships with top international DJs such as Marshmallow to create exclusive playlists on Anghami to attract new users and building music communities across the MENA Operating Area. We define churned subscriber as a monthly paying subscriber who churned from his or her Premium subscription during a given month and did not recover later during the same month or the 30 days following the churn date. Churn rate is defined as the percentage of monthly Premium subscribers who stopped paying Premium fee in the 30-day look back period from the indicated period end, out of the total Premium subscribers. The table below sets forth the churn rate for the years ended December 31, 2019 and 2020.

	2019	2020
Churn Rate	6.4%	5.9%

Arabic Content and Originals Creation

We stand out for our strong local Arabic content and user base. For the years ended December 31, 2019 and 2020, Arabic songs streaming time on our platform stabled at approximately 45% of total streams, although Arabic catalogue represented only 1% of Anghami’s total song library, and new Arabic releases were low in 2020 compared with international counterparts. We believe this represents an opportunity to invest in Arabic content creation, which has generated a high ROI. Since the beginning of 2018, we have created more than 30 original Arabic songs that generated an ROI of 60% on our production cost with the best successes from Arabic and international remixes. Not only has it built a foundation for strong relationships with international labels, creating Arabic contents will also be a cornerstone of our growth strategy and a key differentiator for us.

Results of Operations

Our performance in 2019 was strong; revenues increased by more than 35% with strong growth across both of the Premium and Ad-Supported segments, driven by increased conversion of Premium subscribers and increased revenue from the advertisers on our platform. We increased the conversion rate by introducing more plans, bundles and signing agreements with new Telcos. Furthermore, we introduced new advertisement tools that attracted new brands with higher advertising budgets, resulting in revenue growth of more than 30% for Ad-Supported segment.

Although 2020 started with several challenges, we have strived to increase our Premium subscribers despite the significant reduction in the advertisement revenue and our reduced marketing spending of our own brand. We reacted proactively to the pandemic and adjusted our business plan for the remaining of 2020 to adapt to our capital constraints and expected revenue decline. In March 2020, we launched a cost saving initiative to preserve our cash flows whereby we cut spending on marketing and branding expenses by 36%. In addition, we reduced our headcount by 10% and implemented salary cuts to reduce salary expenses by more than 20%. Salary cuts were effective between March and September 2020. We focused all our efforts on converting our free Ad-Supported users to Premium users. We succeeded in maintaining our 2020 revenues almost flat with 2019.

In 2020, our Premium subscription revenue increased by 7%, offset by the 28% drop in our Ad-Supported revenues. Our Premium segment performed well in 2020. Monthly Premium subscribers (which includes free trial subscribers) increased in 2020 by approximately 7% as compared to the month of December 2019. In addition, the ARPU also increased for the month of December 2020 by more than 30% as compared to the month of December 2019, mainly due to the increase in the number of monthly Premium subscribers, who have a higher ARPU compared to daily and weekly subscribers, and a decrease in the number of daily subscribers. Free trial users are not counted for the purposes of ARPU and therefore the denominator used in calculating the ARPU is smaller than it would be if these free trial users were included. The average ARPU for the fiscal year 2020 of $1.85 increased by 13.5% compared to the average ARPU of $1.63 for the fiscal year 2019, while the average number of Premium subscribers for the fiscal year 2020 decreased by 7.0% compared to the average Premium subscribers for the fiscal year 2019. We believe this is a clear testament to the strength of Anghami’s music streaming service that continues to spur the shift in user behavior towards subscribing to our Premium services.

Our performance in 2020 across our geographic markets was mixed. Saudi Arabia was the strongest market where revenues grew by 6% driven by the increased Telco subscribers, followed by a slight increase of revenues from Egypt driven by the growth in Ad-Supported revenues. The UAE market saw a 16% decline in revenue in 2020 as compared to 2019 due to lower Ad-Supported revenues in 2020.

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Revenue

	Year ended December 31,		Change from 2019 to 2020
	2020	2019
	USD	USD	USD	%
Revenue from Premium Subscriptions	24,715,271	23,211,281	1,503,990	7%
Revenue from Advertisement	5,803,085	8,016,368	(2,213,283)	(28)%
TOTAL	30,518,356	31,227,649	(709,293)	(2)%

Revenue from Premium Segment.

For the year ended December 31, 2020, revenue from Premium segment comprised 81% of our total revenue. Compared with 2019, the revenue from Premium segment increased by $1.5 million, or 7%. The increase was due to an 7% increase in the number of monthly Premium subscribers, driven by our strong initiative to convert the Ad-Supported users into Premium subscribers. In addition, the revenue from Premium Subscriptions was positively impacted by the 30% increase in the ARPU during the month ended December 31, 2020, primarily driven by an increase in subscription rates and a change in user mix from daily subscribers to monthly subscribers.

Revenue from Ad-Supported Segment.

For the year ended December 31, 2020, the revenue from Ad-Supported segment comprised close to 19% of our total revenue. Compared with 2019, the revenue from Ad-Supported segment decreased by $2.2 million or 28%. The significant drop was due to the global economic crisis caused by COVID-19 pandemic that has caused a significant decline in our advertisers’ marketing budgets. We expect the revenue from Ad-Supported segment to recover in 2021 as the MENA Operating Area recovers from the COVID-19 pandemic and our advertisers start to increase their budget on marketing and advertisement.

Cost of Revenue

	Year ended December 31,		Change from 2019 to 2020
	2020	2019
	USD	USD	USD	%
Content acquisition and royalty costs	10,925,371	10,587,476	337,895	3%
Payment processing and agency fees	6,819,022	6,724,381	94,641	1%
Publishing rights	1,675,002	1,188,985	486,017	41%
Technology infrastructure costs	2,152,996	2,237,593	(84,597)	(4)%
Amortization of intangible assets	623,276	437,256	186,020	43%
Online and other costs	150,854	145,925	4,929	3%
TOTAL	22,346,521	21,321,616	1,024,905	5%

Content acquisition and royalty costs

Content acquisition and royalty costs have increased by $0.35 million or 3% during the year ended December 31, 2020 compared to 2019. The increase was driven primarily by an 7% increase in the number of monthly Premium subscribers, which led to more content acquisitions and a higher cost for such content acquisition.

Payment processing and agency fees

Payment processing and agency fees represent 29% of total subscription revenue in 2019 compared to 27.5% in 2020. The cost remained relatively stable during the year ended December 31, 2020 compared with 2019, driven by the lower negotiated fees from our revenue share agreements with key Telcos.

Publishing rights

Publishing rights cost has increased by $0.5 million or 41% during the year ended December 31, 2020 compared to 2019. The increase in publishing rights is a natural result from the growth and maturing of the MENA Region music industry. From 2018, after the global streaming platforms like Spotify, Deezer and YouTube Music entered

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

the MENA Region, the global PROs have started negotiations on the artists’ royalties relating to mechanical and public performance licensing. We completed the negotiations with leading PROs in first quarter 2021 and recorded an adjustment in the year ended December 31, 2020 relating to historical publishing rights costs. Going forward, no significant additional increase as percentage of revenue in publishing rights costs is expected.

Technology infrastructure costs

During the year ended December 31, 2020, technology infrastructure cost decreased by $84,597 or 4% as compared to 2019. The slight decrease is driven by the optimization in our technology infrastructure and long terms deals signed with our technology partners that decreased our unit cost.

Amortization of intangible assets

Amortization of intangibles assets increased by $186,020 or 43% during the year ended December 31, 2020 compared to 2019. Intangible assets, include the costs of application development and original content creation, have increased by $0.8 million during the year ended December 31, 2020, which resulted in a higher amortization cost. The increase in capitalized intangible assets is normal as we invest heavily into research and original content creation and is expected to continue in the future as new features are added to the platform and new proprietary content is developed in-house.

Online and other costs

Online and other costs increased by $4,929 or 3% during the year ended December 31, 2020 compared to 2019. This mainly includes the software subscriptions cost utilized by the engineering team.

Gross Profit and Gross Margin

	2020	2019	Change	Change
	USD	USD	USD	%
Premium segment
Revenue	24,715,271	23,211,281	1,503,990	7%
Cost of revenue	(18,772,861)	(16,811,459)	1,961,402	12%
Gross profit	5,942,410	6,399,822	(457,412)	(7)%
Gross margin	24%	28%

Ad-Supported segment
Revenue	5,803,085	8,016,368	(2,213,283)	(28)%
Cost of revenue	(3,573,660)	(4,510,157)	(936,497)	(21)%
Gross profit	2,229,425	3,506,211	(1,276,786)	(36)%
Gross margin	38%	44%

Consolidated
Revenue	30,518,356	31,227,649	(709,293)	(2)%
Cost of revenue	(22,346,521)	(21,321,616)	(1,024,905)	(5)%
Gross profit	8,171,835	9,906,033	(1,734,198)	(18)%
Gross margin	27%	32%

For the year ended December 31, 2020 as compared to 2019, the gross profit has decreased by $1.7 million or 18% and the gross margin has decreased from 32% to 27%. The decrease in gross profit in 2020 was mainly caused by the $0.7 million decrease in total revenue as compared to 2019 and the increase in content acquisition and royalty cost, publishing rights and the amortization of intangibles as explained above.

The decrease in gross margin was driven by the change in revenue mix during the year ended December 31, 2020 as compared to 2019. During the year ended December 31, 2020, the revenue from Premium subscriptions and the revenue from advertisement constituted 81% and 19% respectively, compared to 74% and 26% in 2019. The decreased proportion of in the revenue from advertisements out from the total revenue has negatively impacted the gross margin since the revenue from advertisement has a higher gross margin compared to revenue from Premium subscriptions. The gross margin is expected to increase when the revenue from advertisement rebounds after the local economy recovers in 2021 from the pandemic-caused economic crisis.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Advertising and Marketing Expenses

	Year ended 31 December		Change from 2019 to 2020
	2020	2019
	USD	USD	USD	%
Advertising expenses	2,359,656	4,000,032	(1,640,376)	(41)%
Marketing and branding expenses	2,924,496	4,232,373	(1,307,877)	(31)%
TOTAL	5,284,152	8,232,405	(2,948,253)	(36)%

Advertising expenses

This mainly relates to the expenses paid to advertising agencies to facilitate the revenue from advertisement. During the year ended December 31, 2020 the advertising expenses decreased by $1.6 million or 41% as compared to 2019. The significant decrease is driven by the 28% decrease in revenue from advertisement during 2020. This expense is expected to increase and normalize when the revenue from advertisements rebounds after the local economy recovers in 2021 from the pandemic-caused economic crisis.

Marketing and branding expenses

This mainly relates to the marketing and branding expenses to grow our brand. Marketing and branding expenses decreased by $1.3 million or 31% during the year ended December 31, 2020 as compared to 2019. The significant decrease is due to our strategy to preserve cash by cutting our marketing and branding spending and focusing our efforts on retaining our existing user base and converting the Ad-Supported users to Premium subscribers. After the Business Combination, the marketing spending is expected to increase significantly to achieve the revenue growth targets.

General and administrative expenses

	Year ended 31 December		Change from 2019 to 2020
	2020	2019
	USD	USD	USD	%
Salaries and other related benefits	3,507,055	4,540,502	(1,033,447)	(23)%
Employees’ share-based compensation	564,284	643,809	(79,525)	(12)%
Rent and related charges	89,362	90,557	(1,195)	(1)%
Travel expenses	84,114	204,309	(120,195)	(59)%
Utilities	73,465	65,745	7,720	12%
Consultancy and professional fees	231,369	252,286	(20,917)	(8)%
Insurance expense	65,997	56,426	9,571	17%
Write-off of accounts receivable	8,501	54,163	(45,662)	(84)%
Depreciation of property, plant and equipment	150,736	146,712	4,024	3%
Depreciation of rights-of-use assets	85,117	84,651	466	1%
Provision for employee’s end of service benefit	33,717	54,891	(21,174)	(39)%
License fees	290,148	385,206	(95,058)	(25)%
Taxes	25,142	11,799	13,343	113%
Other expenses	226,989	332,893	(105,904)	(32)%
TOTAL	5,435,996	6,923,949	(1,487,953)	(21)%

General and administrative expenses mainly consist of employee-related expenses which includes: (1) salaries and other related benefits, (2) employees’ share-based compensation and (3) provision for employee’s severance benefit, which as combined have decreased by $1.13 million or 22% during the year ended December 31, 2020 as compared to 2019. The significant drop in employee-related costs is caused by our strategy to cut salaries and reduce employees’ headcount to preserve cash during the COVID-19 economic crisis. After the Business Combination, our employees’ headcount is expected to increase across all the departments but mainly in the sales, machine learning and marketing teams to support revenue growth and development of new application features. The decrease in other general and administrative expenses are related to cost cutting initiatives made during 2020.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Finance Cost

	Year ended 31 December		Change from 2019 to 2020
	2020	2019
	USD	USD	USD	%
Transaction and other costs	150,000	21,719	128,281	591%
Interest on lease liabilities	74,149	86,493	(12,344)	(14)%
Fair value movements on convertible notes	1,291,551	790,216	501,335	63%
Interest on convertible notes	188,138	137	188,001	137,227%
Bank interest and other charges	60,844	79,767	(18,923)	(24)%
TOTAL	1,764,682	978,332	(786,350)	(80)%

Transaction and other costs

During the year ended December 31, 2020, transaction and other costs increased by $128,281 or 591% as compared to 2019. This amount mainly includes the transaction cost on the convertible notes received during 2020.

Fair value movements on convertible notes

Convertible notes from SAMENA Beats Holdings (“Samena”) of $3 million and the first tranche of MEVP convertibles for $1.5 million, respectively, had a valuation cap and were accordingly valued at fair market value. Fair value movements on convertible notes have increased by $501,335 or 63% during the year ended December 31, 2020 as compared to 2019 as the value of the cap option became in the money.

Interest on Convertible notes

Tranche 2 of MEVP convertible notes of $650,000 and convertibles from Alkonost Investment Ltd. (“Alkonost”) of $5 million had no valuation cap and accordingly were valued at amortized cost. The increase in interest cost in 2020 is due to receipt of Alkonost convertible in December 2020 and partial receipt of MEVP convertible in May 2020. See Note 21 to the accompanying audited consolidated financial statements. The convertible notes are expected to convert into our ordinary shares upon the consummation of the Business Combination and thus this cost will not continue afterwards.

Loss attributable to equity holders of the Company

	Year ended 31 December		Change from 2019 to 2020
	2020	2019
	USD	USD	USD	%
Loss attributable to equity holders of the Company	(5,585,948)	(6,745,735)	1,159,787	17%

For the year ended December 31, 2020 as compared to 2019, loss attributable to equity holders of the Company has decreased by $1.2 million or 17% due to the factors stated above.

EBITDA

	Year ended 31 December		Change from 2019 to 2020
	2020	2019
	USD	USD	USD	%
EBITDA	(1,124,900)	(3,937,893)	2,812,993	71%
As a percentage of revenue	(3.7)%	(12.6)%

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

For the year ended December 31, 2020, as compared to 2019, EBITDA loss decreased by $2.8 million or 71%. This decrease was mainly driven by the increase in Premium subscription revenue and cost cutting measures to preserve cash. For a discussion of the limitations associated with using EBITDA rather than IFRS measures and a reconciliation of EBITDA to net loss, see discussion below and the section entitled “Selected Historical Financial Data of Anghami.”

Non-IFRS Financial Measures

This proxy statement/prospectus includes certain non-IFRS financial measures, such as EBITDA. We present EBITDA, a non-IFRS performance measure, to supplement the financial results presented in accordance with IFRS. EBITDA is defined as earnings before interest, income tax, depreciation and amortization. We believe EBITDA is useful to investors for evaluating the operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of EBITDA is susceptible to varying calculations and may not be comparable to other similarly titled performance measures of other companies. EBITDA is not intended to be a substitute for any IFRS financial measure. You should not consider EBITDA in isolation, or as a substitute for an analysis of our results as reported on our consolidated financial statements appearing elsewhere in this proxy statement/prospectus.

The following table presents a reconciliation of EBITDA to the net loss for the periods indicated:

	Year ended 31 December
	2020	2019
	USD	USD
Net loss	(5,743,190)	(6,946,393)

Taxes	501,238	638,965
Finance cost	1,764,682	978,332
Foreign exchange loss, net	1,126,851	165,815
Finance income	(137,397)	(3,305)
Other income	(60,497)	(83,735)
Depreciation and amortization	859,129	668,619
Share based payments	564,284	643,809
EBITDA	(1,124,900)	(3,937,893)

Seasonality in Our Business

Our business exhibits significant seasonality. Historically our fourth quarter is our strongest quarter, driven by large advertising spending from our advertisers during the holiday season. In addition, we face seasonal fluctuations during Ramadan, the Muslim holy month. Ramadan started in April in 2021 but is a floating holiday and shifts by approximately 10 days each year. During Ramadan, our user activities and revenues from Ad-Supported users and Premium subscriptions drop significantly due to general reductions in people’s daily leisure activities. To reduce the impact of Ramadan’s seasonality on our user engagement and revenues, in 2017 we launched a special Ramadan subscription that offers Ramadan-related content to offset the negative impact on our user engagement.

Competition

We still consider piracy to be our main competitor, as the copyright protection laws are still developing in the MENA Region. However, we believe the early stage of regulations on music copyrights represents an opportunity for our growth as we provide a legal and premium experience with higher quality contents than piracy with the option to upgrade for more unique features.

Our other competitors include global streaming services. In 2015, Apple Music launched globally including in the MENA Region, but our number of subscribers kept growing. In 2018, both Spotify and Deezer launched in the MENA Region. In 2019, YouTube Music also expanded to the MENA Region, with the support from various contents from YouTube and the power of Google Search. We believe that the competition can help increase the general awareness to music copyrights, which in turn helps to expand the market and therefore benefits the entire music streaming industry.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

There are other non-significant local music streaming platforms with limited reach to Telco users, except a few Telco driven platforms such as Etisalat Music in Egypt. Huawei Music is available preinstalled in Huawei devices but has a relatively small market recognition. Amazon Music is currently not available in the MENA Region.

According to a study published by MiDia research in 2020 about the music revenues in every geographic market, Anghami has 58% market share of the total subscribers in the MENA Region. In a more recent report released by Talkwalker in 2021, Anghami is the third most loved brand in the region and is the only brand out of this region to be listed as Top 10 by Talkwalker.

Market Trends and Future Outlook

As the local economy recovers from the adverse effects of the COVID-19 pandemic, we expect Ad-Supported segment revenues to recover driven by a return to advertising spending by leading brands and potentially exceed the Ad-Supported segment revenues in 2019. We expect to continue growing our Premium segment revenues as we increase our investment in marketing. We believe the growth in Premium segment revenues will benefit from our strong brand in the MENA Operating Area and by the continued shift in consumer behavior towards more adoption of streaming services. In addition, we expect the combination of the original Arabic content coupled with our ever-improving music recommendation engine will accelerate this growth. Lastly, we plan to introduce new monetization features including ticket sales to live events, advertisements campaigns and social billing, which is related to the revenue generated from Live Radio and Live Concerts features.

In the short term from 2021 to 2022, we plan to focus on further expanding our market share among the younger generation in our existing geographic markets. In the medium term from 2023 to 2025, we plan to focus on French-speaking North Africa, Iraq and the Arab diaspora, a large population of Arabs who live outside the MENA Region. Combined with our native interface in the French language and our efforts to partner with North African Telcos, as well as our relationship with Iraqi Telcos and a new collaboration with a major internet service provider, or ISP, in 2021 that will expect to generate $2 million in revenue in Iraqi market, we expect to grow in these areas. With over 20 million Arabs living in North America and Europe, Arab diaspora represent a large opportunity to grow our users beyond the MENA Region. We have developed new music streaming products and original content specifically designed for this population, mainly by combining Arabic music with English and French lyrics or tunes. In the longer term, we plan to expand into South Asia, mainly Pakistan. With a population of 220 million people, almost half of the Arab world’s population, Pakistan has similar market dynamics to the MENA Region with a large young population, a significant Telco user base and high mobile phone ownerships. We expect our experiences in the MENA Operating Area could bring us success in Pakistan.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operations. Cash and cash equivalents and short-term investment securities consist mostly of cash on deposit with banks. As of December 31, 2020, our cash and cash equivalents amounted to $5.61 million, an increase from $1.26 million as of December 31, 2019.

On a pro forma basis, assuming consummation of the Business Combination on or before [  ] with cash proceeds of $140 million, including $40 million gross proceeds from the PIPE transaction, our cash and cash equivalents are expected to be approximately $100 million higher at closing, which amount will depend on the extent of redemptions by VMAC Stockholders, transaction expenses paid and the cash consideration paid to Anghami shareholders Please see the section entitled “Unaudited Pro Forma Combined Financial Information. Anghami is also currently in the process of securing a $4 million interest free loan from SHUAA and MEVP.

We believe our cash and cash equivalent balances following the consummation of the Business Combination, will be sufficient to meet our working capital and capital expenditure needs for a period of 24-30 months from the date hereof. However, long term, the continuation of our activities is dependent on the availability of adequate financial support and the cash flow may not be sufficient to sustain operations. Our future capital requirements also may be materially different than currently planned and depend on many factors. These factors including the proceeds of the Business Combination being less than anticipated due to excessive redemptions or the PIPE Investment being consummated for less than the full committed amount, our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, competitive factors, and overall economic conditions, globally.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing or additional convertible debt would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all. See the section entitled “Risk Factors — Risks Related to Anghami’s Business and Industry — Anghami may require additional capital to support business growth and objectives, and this capital might not be available on acceptable terms, if at all.”

The following table summarizes our cash flows for each of the periods presented:

Cash Flow

	Year ended 31 December		Change from 2019 to 2020
	2020	2019
	USD	USD	USD
Cash from operating activities	171,157	(939,958)	1,111,115
Cash from investing activities	(897,306)	(995,923)	98,616
Cash from financing activities	5,292,903	2,429,896	2,863,007
Net change in cash and cash equivalents	4,566,754	494,015	4,072,740
Cash and cash equivalent	5,608,311	1,041,557	4,566,754
Free cash flow	(726,149)	(1,935,881)	1,209,732

Operating Activities

During the year ended December 31, 2020, cash flows from operating activities were $171,157, primarily resulting from our optimizations in working capital during the year to preserve cash.

During the year ended December 31, 2019, we used cash in operating activities of $0.9 million, primarily resulting from slower receivables collections during the period.

Investing Activities

During the year ended December 31, 2020 and December 31, 2019, we used cash in investing activities of $0.9 million and $1 million, respectively, consisting primarily of the capitalized portion of engineering salary and costs related to new song creations. The cash used in 2020 was slightly lower due to the reduced engineering headcount and salary cuts implemented in 2020 in relation to cost saving initiatives.

Financing Activities

During the year ended December 31, 2020 and December 31, 2019, cash flows from financing activities were $5.3 million and $2.4 million, respectively, consisting of the capital raised through convertible notes from MEVP, Samena, and Alkonost.

Free Cash Flow

Free cash flow represents the total sum of operating and investing cash flow. The improvement in free cash flow is driven by the improvement in operations, which includes an improved efficiency in expenditures and the optimization of working capital.

Debt

Our principal debts are comprised of trade accounts payables, bank overdraft, convertible notes and operating lease obligations.

Anghami entered into a convertible note agreement, dated October 3, 2018, with MEVP, pursuant to which MEVP granted Anghami a convertible note amounting to $1,500,000, maturing on April 2, 2020, and subject to an interest rate of 8% per annum. Pursuant to an amended and restated convertible note agreement, dated September 24,

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

2020, the note was extended until April 2, 2021, subject to an interest rate of 9% per annum. On April 2, 2021, the convertible note reached maturity pursuant to which Khaleej 1 Ltd., an affiliate of MEVP, received 1,160 Class B shares of Anghami, which Anghami is currently in the process of issuing.

Anghami entered into a convertible note agreement, dated February 5, 2019, with Samena, pursuant to which Samena granted Anghami a convertible note amounting to $3,000,000 maturing in April 2020 and subject to an interest rate of 8% per annum. Pursuant to an amended and restated convertible note agreement, dated September 24, 2020, the note was extended until April 2, 2021, subject to an interest rate of 9% per annum. On April 2, 2021, the convertible note reached maturity pursuant to which Samena received 2,204 Class B shares of Anghami.

Anghami entered into a convertible loan agreement, in May 2020, with MEVP, pursuant to which MEVP has granted Anghami a convertible note amounting to $650,000 maturing on May 31, 2021, and subject to an interest rate of 9% per annum. MEVP has most favored nation rights in which it can match the terms of subsequent notes in case the terms were more favorable. As a result, MEVP loan will be subject to 12% interest similar to Alkonost raised in December 2020.

Anghami entered into convertible note agreement with Alkonost in November 2020 whereby Anghami was granted $5 million maturing May 2022 and subject to interest rate of 12%.

As of December 31, 2020, we had in aggregate $12.7 million in outstanding convertible notes consisting of the following tranches:

Counterparty	Principal amount	Outstanding amount	Interest Rate	Conversion Terms	Maturity
	USD	USD
MEVP	650,000	862,877	12%	In the absence of certain equity injection before maturity, the principal and the accrued interest is converted at a discount of 20% to an agreed upon fair market value	May 2021
Alkonost , an affiliate of SHUAA	5,000,000	5,106,092	12%	In the absence of certain equity injection before maturity, the principal and the accrued interest is converted at a discount of 25% to an agreed upon fair market value	May 2022

TOTAL	5,650,000	5,968,969

The two tranches of the convertible notes set forth below were converted into our Class B shares in April 2021. These Class B shares will be converted into ordinary shares upon the consummation of the Business Combination.

Counterparty	Principal amount	Outstanding amount	Interest Rate	Conversion Terms	Maturity
	USD	USD
MEVP	1,500,000	2,333,174	9%

In the absence of certain equity injection before the maturity, the principal and the accrued interest is converted at a discount of 20% of the lower of the pre-money valuation cap of $165 million or fair market value of the company

					April 2021
Samena	3,000,000	4,433,692	9%

In the absence of certain equity injection before the maturity, the principal and the accrued interest is converted at a discount of 20% of the lower of the pre-money valuation cap of $165 million or fair market value of the company

					April 2021

TOTAL	4,500,000	6,766,866

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

The convertible loan agreements include certain affirmative covenants, including the delivery of audited consolidated financial statements to the debtholders. We intend to use the capital raised from the 2020 convertible note to fund our operations and growth.

All the outstanding convertible notes will be converted into Anghami shares upon the consummation of the Business Combination.

Off-balance sheet arrangements

As of June 30, 2021, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020:

Contractual Obligations	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	USD	USD	USD	USD	USD
Convertible notes(1)	12,735,835	7,629,743	5,106,092	—	—
Bank overdraft	6,459	6,459	—	—	—
Operating lease obligations	319,413	79,214	240,199	—	—
Trade and other payables	13,973,417	13,973,417	—	—	—
Content cost minimum guarantee(2)	8,075,000	8,075,000	—	—	—
TOTAL	35,110,124	29,763,833	5,346,291	—	—

____________

(1)      Convertible Notes amounts consist of principal and interest payments. See Note 21 to the consolidated financial statements included elsewhere in this prospectus for further details.

(2)      Anghami is subject to minimum guarantee amounts relating to the content cost.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of four types of risk: foreign currency risk, interest rate risk, commodity price risk and equity price risk. The main risks for us are foreign currency risk and interest rate risk. We do not currently have significant commodity risk or equity price risk. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.

Foreign Currency Risk

Currency risk arises from the possibility that changes in exchange rates will affect the values of the financial assets and liabilities denominated in foreign currencies against the U.S. dollar in case we do not hedge the currency exposure by hedging instruments. The functional currency of Anghami is U.S. dollars. We are exposed to foreign currency fluctuations on our transactions in foreign currencies, mainly in Egyptian and Lebanese pounds. As the UAE dirham and Saudi riyal are pegged to the U.S. dollar, balances in these currencies are not considered to represent significant currency risk. Our principle foreign currency risk arises from Egyptian and Lebanese pounds denominated transaction of which the balance was $1,749,641 during the year ended December 31, 2020.

Portions of our cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are denominated in Egyptian and Lebanese pounds. Accordingly, we are exposed to fluctuations in the Egyptian and Lebanese pounds exchange rates. The following table sets forth the net foreign exchange loss for 2020 and 2019. The effect of a 5% increase or decrease in U.S. dollars rate against the Egyptian and Lebanese pounds on the loss before tax is estimated to be $87,482.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Foreign exchange loss, net

	Year ended 31 December		Change from 2019 to 2020
	2020	2019
	USD	USD	USD	%
Foreign exchange loss, net	1,126,851	165,815	961,036	580%

Foreign exchange loss has increased by $961,036 or 580% during the year ended December 31, 2020 as compared to 2019. The major increase is due to the recognition of foreign exchange loss on the net position of outstanding assets and liabilities with Lebanese counterparties. Since the last quarter of 2019, Lebanon has faced severe economic crises resulting in a significant deterioration in the Lebanese pounds exchange rate against the U.S. dollars. We have taken a conservative approach and revalued our net position of outstanding assets and liabilities in Lebanese pounds at the prevailing market exchange rate. Future losses are expected to be incurred in case of further deterioration of Lebanese pounds against the U.S. dollars.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in market interest rates will affect the fair value of convertible notes. The fair value of our convertible notes was dependent on market interest rates, which could negatively impact earnings. The convertible notes were remeasured at each reporting date using valuation models using input data, which could include market interest rates. Changes in the fair value of the convertible notes were recognized in finance income or cost in the consolidated statement of comprehensive income.

Internal Controls over Financial Reporting

Prior to this offering, Anghami was a private company with limited accounting personnel and limited resources with which to address internal controls over financial reporting. As a result, Anghami did not design or maintain effective internal controls and financial reporting policies and procedures.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2019 and 2020, we and our independent registered public accounting firm, identified the following material weaknesses in our internal controls over financial reporting:

•        Lack of sufficient skilled personnel with requisite IFRS reporting knowledge and experience;

•        Lack of sufficient entity level controls and sufficiently designed internal controls and financial reporting policies and procedures including segregation of duties that are commensurate with IFRS reporting requirements; and

•        Lack of sufficient effective controls over prospective financial information used in Anghami’s going concern assessment.

We were not required to perform an evaluation of internal controls over financial reporting as of December 31, 2019 or December 31, 2020 in accordance with the provisions of the Sarbanes-Oxley Act as Anghami was a private company. Therefore, we cannot assure you that we have identified all of our existing material weaknesses, or that we will not have additional material weaknesses in the future.

Management understands that effective internal controls over financial reporting and adequate policies and procedures are necessary to provide reliable financial reports on a timely basis. As such, Anghami will implement several measures to address the material weaknesses including:

•        hiring internal personnel and external advisors with relevant public reporting experience;

•        conducting training for our personnel in IFRS reporting requirements;

•        designing, implementing and evaluating the controls covering financial reporting;

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

•        implementing controls over budgeting with emphasis over regular testing of actual versus budgeted amounts; and

•        implementing a new ERP system to automate and strengthen the IT control environment.

We are working to remediate the material weaknesses as quickly and efficiently as possible. In this regard, we will dedicate internal resources, recruit personnel with public reporting experience, engage outside consultants as required and adopt a detailed framework to assess and document the adequacy of our internal controls. Implementing these remedial measures will require substantial investment in time and resources, including the involvement of members of Pubco’s and Anghami’s senior management which may divert internal resources and take a significant amount of time and effort to complete. Also, implementing these remedial measures will include validating whether the newly applied controls are performing as designed.

Corporate Social Responsibility Strategy

Giving back to our community is one of our core corporate values. We led or participated in various charitable events, supported the local community and impacted the local people positively. Among our community giving initiatives are the following highlights.

Zikrayat Campaign

We conducted a campaign to help Alzheimer’s patients relive their memories through music therapy, in partnership with the Alzheimer’s Association in Lebanon. Our team created a selection of playlists that dated back to the 1940s where the most famous songs from certain decades would play after entering the patient’s year of birth.

Donation for Beirut

After the explosion that hit the Lebanese capital city on August 4, 2020, our team volunteered with the Lebanese Red Cross and several non-governmental organizations, or NGOs, on the ground to support families in need. We also created a landing page on our platform to donate to the NGOs of their choice and contributed in helping the victims of the Beirut explosion.

The Sound of Beirut

A month after the Beirut explosion on August 4, 2020, we hosted the biggest fundraiser concert of the time to support the rebuilding of Beirut where our platform hosted more than 30 artists and celebrities from all over the world. In partnership with the United Nations World Food Program, the fundraiser featured top international artists such as Bebe Rexha, Ali Gatie, Alan Walker, Massari and many more. On the regional level, artists like Mohamad Hamaki, Ragheb Alama, Balqees, Latifa, Maya Diab, Joseph Attieh, Hatim Ammor and many others performed during the fundraiser. We were able to raise around $1 million in donations from this event.

Wash’em Like A Star

In an attempt to bring more awareness over hand hygiene and COVID-19 prevention, our team invented a creative use of our lyrics database and allowed the users to generate the hand washing poster based on their favorite song lyrics. Famous artists and celebrities engaged with this initiative and created their own lyrics posters to further raise awareness about the importance of hygiene during the early days of the pandemic.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience (except certain items measured at fair value or present value) and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

The full details of our accounting policies are presented in Note 3 to our audited consolidated financial statements for the year ended December 31, 2020 as included in this proxy statement/prospectus. These policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of our financial statements and the uncertainties that could have a bearing on our financial results. The significant accounting policies that we believe to be most critical in fully understanding and evaluating our financial results are described below.

Revenue recognition

Subscription revenue

We generate subscription revenue from the sale of the Premium service. Premium services are sold directly to end users and through Telco partners that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. Premium services are paid in advance.

Premium Telco partner subscription revenue is based on a per-subscriber rate in a negotiated Telco partner agreement. Under these arrangements, a Telco partner may bundle the Premium service with its existing product offerings or offer the Premium service as an add-on. Payment is remitted to us through the Premium partner. We assess the facts and circumstances, including whether the Telco partner is acting as a principal or agent, of all partner revenue arrangements and then recognizes revenues either gross or net. Telco partner services, whether recognized gross or net, have one material performance obligation, that being the delivery of the Premium service.

Additionally, we bundle the Premium service with third-party services and products, which has one as-bundled performance obligation and transaction price, with revenue recognized at the time of sale.

Ad-Supported revenue

We generate advertising revenue for our Ad-Supported segment primarily through display, audio, and video advertising delivered through advertising impressions. We enter into an arrangement with an advertising agency that sells ads campaigns to global and regional brands. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order, or IO, that specifies the terms of the arrangement such as the type of ad product, pricing, insertion dates, and number of impressions in a stated period. Additionally, we generate Ad-Supported revenue through arrangements with certain advertising exchange platforms to distribute advertising inventory for purchase on a cost-per-thousand basis through their automated exchange. Revenue is recognized over time based on the number of impressions delivered. In all such arrangements, the agency acts on behalf of us to sell ads to brands for a commission, while we have the obligation to deliver the ads to our platform.

Content cost

We incur royalty costs for the right to stream music to our users, paid to certain music record labels and other rights holders. Label and publishing costs are typically calculated using negotiated rates in accordance with license agreements and are based on either subscription and advertising revenue earned, user/usage measures, or a combination of these.

The determination of the amount of the rights holders’ liability is complex and subject to a number of variables, including the revenue recognized, the type of content streamed and the country in which it is streamed, the product tier such content is streamed on, identification of the appropriate license holder, size of user base, ratio of Ad-Supported users to Premium subscribers, and any applicable advertising fees and discounts, among other variables. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions are ongoing. In such situations, label and publishing costs are calculated using estimated rates. In certain jurisdictions, rights holders have several years to claim royalties for musical compositions and therefore estimates of the label and publishing payables are made until payments are made.

We have certain arrangements whereby label and publishing costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is established when actual label and publishing costs to be incurred during a

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

contractual period are expected to fall short of the minimum guaranteed amounts. An accrual and expense are recognized when it is probable that we will make additional label and publishing payments under these terms. The expense related to these accruals is recognized in cost of revenue.

Share-based payments

General employee share-based payment plan

Our employees receive remuneration in the form of share-based payment transactions, whereby employees render services in consideration for equity instruments.

The fair value of the share is estimated on the grant date using a revenue multiple approaches or by reference to a market transaction and taking into account the terms and conditions on which the shares were granted. The model simulates the revenue multiple and compares it against the group of principal competitors or comparable companies, whilst applying an appropriate liquidity discount.

We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. A higher revised forfeiture rate than previously estimated will result in an adjustment that will decrease the stock-based compensation expense recognized in the consolidated statement of comprehensive income. A lower revised forfeiture rate than previously estimated will result in an adjustment that will increase the stock-based compensation expense recognized in the consolidated statement of comprehensive income.

Share based payment to service provider

Our valuation of stock option requires the input of highly subjective assumptions, including the fair value of our underlying ordinary shares, risk-free interest rates, expected volatility of the price of our ordinary share and the expected dividend yield of our ordinary shares. The assumptions used in our stock option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions and estimates are as follows:

(1)    Fair value of our ordinary shares. Revenue multiple based on comparable of publicly traded streaming businesses at the prevailing dates;

(2)    Risk-free interest rate. We base the risk-free interest rate on the yields of U.S. treasury bond with maturities approximately equal to the term of employee stock option awards, as the exercise price is based on a fixed U.S. dollar amount;

(3)    Expected volatility. As we do not have a public market trading history for our ordinary shares, the expected volatility for our ordinary shares was estimated based on the historical volatility of public companies that are deemed to be comparable to us over the expected term of the award; and

(4)    Dividend yield. We do not anticipate paying any cash dividends in the near future and therefore use an expected dividend yield of zero in the option valuation model.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our ordinary shares, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Convertible Notes

Our convertible notes are recognized initially at fair value of the consideration received less directly attributable transaction costs. After initial recognition, the convertible notes are subsequently measured at amortized cost using the effective interest method or fair value through profit or loss. The effective interest method amortization is included in finance costs and fair value changes are included in the finance costs or finance income in the consolidated statement of comprehensive income. Certain convertible notes include embedded derivatives designated at fair value through profit or loss are subsequently remeasured at fair value. At December 31, 2020, the convertible

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

notes designated at fair value through profit or loss were valued at the assumed exchange to ordinary shares based on the fair value of our ordinary share price. The key assumptions used to estimate the fair value of the convertible notes are:

(1)    Fair value of our ordinary shares. Revenue multiple based on comparable of publicly traded streaming businesses at the prevailing dates;

(2)    Liquidity discount rate. No liquidity discounted was assumed in the year ended December 31, 2020 as Anghami was intending to consummate the Business Combination; and

(3)    Market interest rate. We base the risk-free interest rate on the yields of UAE risk where our headquarter is located, plus a credit default spread for a company with similar risk profile to Anghami.

All the convertible notes will be converted into Anghami shares upon the consummation of the Business Combination.

See Note 21 to our consolidated financial statements included elsewhere in this proxy statement/prospectus for additional information on the valuation models used in for our convertible notes.

Recently issued accounting pronouncements

The consolidated financial statements provide comparative information in respect of the previous periods. On January 1, 2019, we adopted IFRS 16, Leases, using the modified retrospective approach. See Note 3 to our audited consolidated financial statements for the year ended December 31, 2020 as included in this proxy statement/prospectus for further information on comparability following the adoption.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

CERTAIN ANGHAMI RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Party Loans and Warrants

•        Anghami entered into a convertible note agreement, dated October 3, 2018, with MEVP, pursuant to which MEVP has granted Anghami a convertible note amounting to $1,500,000, maturing on April 2, 2020, and subject to an interest rate of 8% per annum. Pursuant to an amended and restated convertible note agreement, dated September 24, 2020, the note was extended until April 2, 2021, subject to an interest rate of 9% per annum. On April 2, 2021, the convertible note reached maturity pursuant to which Khaleej 1 Ltd., an affiliate of MEVP, received 1,160 Class B shares of Anghami.

•        Anghami entered into a loan agreement, dated December 30, 2019, with MEVM Ltd, pursuant to which Anghami borrowed $450,000, repayable on March 31, 2020. Pursuant to an amendment, dated May 20, 2020, the repayment was extended, with $100,000 repayable on May 31, 2020 and October 31, 2020, $150,000 repayable on November 30, 2020 and the remaining $100,000 repayable on December 30, 2020. On December 17, 2020, MEVM Ltd assigned the loan to MEVP. Pursuant to a letter agreement, dated December 31, 2020, MEVP agreed to extend the payment date and the loan is repayable within five business days following the closing of a transaction in which Anghami’s outstanding shares of capital stock are exchanged for or otherwise converted into securities that are publicly listed on a securities exchange, including through a merger, acquisition, business combination or similar transaction through a special purpose acquisition company, or November 15, 2021, whichever is earlier. Currently, Anghami owes $250,000 under this loan agreement.

•        Anghami entered into a convertible note agreement, dated February 5, 2019, with Samena Beats Holdings, pursuant to which Samena Beats Holding has granted Anghami a convertible note amounting to $3,000,000 maturing in April 2020 and subject to an interest rate of 8% per annum. Pursuant to an amended and restated convertible note agreement, dated September 24, 2020, the note was extended until April 2, 2021, subject to an interest rate of 9% per annum. On April 2, 2021, the convertible note reached maturity pursuant to which Samena Beats Holding received 2,204 Class B shares of Anghami.

•        Anghami entered into a convertible loan agreement, in May, 2020, with MEVP, pursuant to which MEVP has granted Anghami a convertible note amounting to $650,000 maturing on May 31, 2021, and subject to an interest rate of 9% per annum, which has been extended at the direction of MEVP.

For more details on the convertible notes, please see the section entitled “Anghami Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and Anghami’s audited financial statements and related notes thereto. The outstanding convertible notes are expected to convert into equity shares of Anghami prior to the Business Combination closing.

Commercial Arrangements

•        Anghami entered into a marketing agreement, dated May 26, 2019, with MBC FZ LLC (“MBC”), a shareholder of Anghami, pursuant to which MBC provides advertising services to Anghami, featured in all MBC entertainment shows and formats. Anghami paid MBC $250,000 in marketing expenses for the year ended December 31, 2020.

•        Anghami entered into an operator billing agreement, dated October 15, 2013, and as amended on October 25, 2015, with Emirates Integrated Telecommunications Company, PJSC (“Du”), a shareholder of Anghami, pursuant to which Anghami uses Du’s billing services platform. Du is entitled to receive 30% of the net revenue collected on behalf of Anghami, in accordance with the terms and conditions of the agreement. Anghami paid Du $171,121 for payment processing for the year ended December 31, 2020. Pursuant to an amendment, Anghami has also agreed to provide Anghami Plus, its Premium service, to Du which Du will in turn provide to its own customers. Du will pay Anghami for every customer that activates the Premium service, in line with specific pricing terms provided in the amendment.

•        Anghami entered into a revenue sharing agreement, dated March 11, 2014, with Etihad Etisalat Company (“Mobily”), a shareholder of Anghami, pursuant to which Anghami will provide content

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

services through Mobily’s platform systems. Based on the type of service, Mobily will be entitled to a certain percentage share of the revenue, ranging from 35%-70%. Pursuant to an amendment, Anghami revised some of its content services, including providing Anghami Plus, its Premium service to Mobily which Mobily can then offer to its customers. Anghami paid Mobily $406,620 for payment processing for the year ended December 31, 2020.

Related Party Advances

•        In order to fund working capital deficiencies, certain of Anghami’s officers and directors have made loans to the Company that are not interest bearing and do not have a specified repayment schedule. The current outstanding aggregate amount is $164,233, of which Anghami owes Edgard Maroun $68,400.

Shareholders’ Agreement

Anghami entered into an Amended and Restated Shareholders’ Agreement in, 2016, with Elias Habib, Edgard Maroun, MEVP Cayman Ltd., Mobily Ventures Holding S.P.c., MBC Ventures Limited, Digimusic Offshore SAL, Streaming Ltd., Samena Beats Holdings, and EITC Investment Holdings Limited. This Shareholders’ Agreement governs the terms of the relationship between the shareholder parties in relation to Anghami and its subsidiary, Digimusic. Each of Endeavor Catalyst 1 L.P., and Megladon Investments Limited have also entered into Deeds of Adherence to the Shareholder Agreement, in 2016 and 2017, respectively. This agreement contains customary terms, including in relation to management, sale and transfer of shares, pre-emptive rights, drag-along rights, lock-up and put options. Anghami intends to terminate this Shareholders’ Agreement at Closing.

For descriptions of the Restrictive Covenant Agreements, Registration Rights Agreement and Lock-Up Agreement, please see the section entitled “Certain Agreements Related to the Business Combination.”

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

INFORMATION ABOUT VMAC

References in this section to “we”, “our”, “us”, the “Company”, or “VMAC” generally refer to VMAC.

Overview

VMAC is a blank check company formed in Delaware on March 27, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, without limitation as to business, industry or sector. VMAC intends to capitalize on the ability of VMAC’s management team to identify, acquire, and operate a business in the technology and technology-enabled services sectors that may provide opportunities for attractive long-term risk-adjusted returns, though VMAC reserves the right to pursue an acquisition opportunity in any business or industry.

VMAC’s registration statement on Form S-1 (File No. 333-239819), or VMAC’s registration statement, for VMAC’s IPO was declared effective by the SEC on August 6, 2020. On August 11, 2020, VMAC consummated its IPO of 10,000,000 VMAC Units. Each VMAC Unit consists of one share of VMAC Class A Common Stock, $0.0001 par value per share, and one “Public Warrant”, with each whole warrant entitling the holder to purchase one share of VMAC Class A Common Stock at $11.50 per share. The VMAC Units were sold at an offering price of $10.00 per VMAC Unit, generating gross proceeds of $100,000,000. Simultaneously with the consummation of the IPO and the sale of the VMAC Units, VMAC consummated the private placement (“Private Placement”) of an aggregate of 295,000 Private Placement Units at a price of $10.00 per unit and 500,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, generating total proceeds of $3.45 million. In addition, VMAC issued 35,000 Representative Shares, at a price of $0.01 per share, and 500,000 Representative Warrants to I-Bankers (and/or its designees) in a private placement simultaneously with the closing of the IPO.

A total of $100,000,000 of the net proceeds from VMAC’s IPO and the private placement with the Initial Stockholders were deposited in the Trust Account established for the benefit of the Public Stockholders.

VMAC’s units began trading on August 7, 2020 on the Nasdaq under the symbol VMACU. Commencing on August 21, 2020, the securities comprising the units began separate trading. The units, class A common stock, and warrants are trading on Nasdaq under the symbols “VMACU,” “VMAC” and “VMACW,” respectively.

Initial Business Combination

VMAC’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial business combination. If VMAC’s board of directors is not able to independently determine the fair market value of the target business or businesses, VMAC will obtain an opinion from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority, Inc. with respect to the satisfaction of such criteria.

Financial Position

As of [_____], 2021, VMAC had funds available for a business combination in the amount of approximately $[_], after payment of $[_] of marketing fees and before fees and expenses associated with its initial business combination. With these funds VMAC can offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt or leverage ratio. Because VMAC is able to complete its business combination using its cash, debt or equity securities, or a combination of the foregoing, VMAC has the flexibility to use the most efficient combination that will allow VMAC to tailor the consideration to be paid to the target business to fit its needs and desires. However, there can be no assurance that third party financing will be available to VMAC.

Permitted Purchases of VMAC’s Securities

The Sponsor and VMAC’s directors, officers and advisors, or their affiliates, may purchase shares of VMAC Class A Common Stock in privately negotiated transactions or in the open market prior to the completion of the Business Combination. They will not make any such purchases when they are in possession of any material non-public

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of VMAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or VMAC’s directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. VMAC does not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.

The purpose of such purchases would be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or (ii) satisfy a closing condition in the Business Combination Agreement that requires VMAC to have a certain amount of cash at the Closing, where it appears that such requirement would otherwise not be met. This may result in the completion of the Business Combination where it may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of VMAC Class A Common Stock and the number of beneficial holders of VMAC’s securities may be reduced, possibly making it difficult for Pubco to obtain the quotation, listing or trading of its securities on a national securities exchange.

The Sponsor, VMAC’s officers and directors and/or their affiliates anticipate that they may identify the stockholders with whom the Sponsor, VMAC’s officers and directors or their affiliates may pursue privately negotiated purchases by either the stockholders contacting VMAC directly or by VMAC’s receipt of redemption requests submitted by stockholders following VMAC’s mailing of proxy materials in connection with the Business Combination. To the extent that the Sponsor, VMAC’s officers, directors and advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination.

Redemption Rights for Holders of Public Shares

VMAC will provide its Public Stockholders with the opportunity to redeem all or a portion of their shares of VMAC Class A Common Stock upon the completion of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the Trust Account and not previously released to VMAC to pay its taxes, divided by the number of then outstanding Public Shares, subject to the limitations described herein. As of September 21, 2021, the amount in the Trust Account was approximately $101,071,849.66, which is equal to approximately $10.107 per Public Share. The per-share amount VMAC will distribute to stockholders who properly redeem their shares will not be reduced by the deferred underwriting commissions VMAC will pay to the underwriters. VMAC’s Sponsor, officers and directors have entered into a letter agreement with VMAC, pursuant to which they have agreed to waive their redemption rights with respect to any VMAC Class B Common Stock and any public shares held by them in connection with the completion of VMAC’s business combination.

Limitation on Redemption Rights

VMAC’s Second Amended and Restated Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption with respect to more than an aggregate of 20% of the shares sold in VMAC’s IPO. VMAC believes this restriction will discourage stockholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed business combination as a means to force VMAC or VMAC’s management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Stockholder holding more than an aggregate of 20% of the shares sold in VMAC’s IPO could threaten to exercise its redemption rights if such stockholder’s shares are not purchased by VMAC or VMAC’s management at a premium to the then-current market price or on other undesirable terms. By limiting VMAC’s stockholders’ ability to redeem no more than 20% of the shares sold in VMAC’s IPO, VMAC

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

believes it will limit the ability of a small group of stockholders to unreasonably attempt to block VMAC’s ability to complete its business combination, particularly in connection with a business combination with a target that requires as a closing condition that VMAC have a minimum net worth or a certain amount of cash. However, VMAC would not be restricting its stockholders’ ability to vote all of their shares (including Excess Shares) for or against VMAC’s business combination.

Redemption of Public Shares and Liquidation if No Business Combination

The Sponsor and VMAC’s officers and directors have agreed that VMAC must complete its initial business combination by February 11, 2022 or such later date that may be approved by VMAC’s stockholders. VMAC may not be able to complete its initial business combination within this time period. If VMAC has not completed its initial business combination within this time period, or amended the VMAC Charter to extend the date by which VMAC must consummate an initial business combination, VMAC will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to VMAC to pay its franchise and income taxes (less $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of VMAC’s remaining stockholders and VMAC’s board of directors, dissolve and liquidate, subject in each case to VMAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, the Public Stockholders may only receive $10.00 per share, and VMAC’s warrants will expire worthless. In certain circumstances, the Public Stockholders may receive less than $10.00 per share on the redemption of their shares.

The Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their VMAC Class B Common Stock if VMAC fails to complete its initial business combination by February 11, 2022 or such later date that may be approved by VMAC’s stockholders. However, if the Initial Stockholders acquire Public Shares in or after VMAC’s IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if VMAC fails to complete its initial business combination by February 11, 2022 or such later date that may be approved by VMAC’s stockholders.

VMAC’s Sponsor, officers and directors have agreed, pursuant to a letter agreement with VMAC, that they will not propose any amendment to the VMAC Charter that would modify the substance or timing of VMAC’s obligation to redeem 100% of its Public Shares if VMAC does not complete its initial business combination by February 11, 2022, unless VMAC provides its public stockholders with the opportunity to redeem their shares of VMAC Class A Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to VMAC to pay its franchise and income taxes divided by the number of then outstanding Public Shares. However, VMAC may not redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon completion of its initial business combination (so that VMAC is not subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of Public Shares such that VMAC cannot satisfy the net tangible asset requirement (described above) VMAC would not proceed with the amendment or the related redemption of its Public Shares.

VMAC expects to use the amounts held outside the Trust Account to pay for all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, although VMAC cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing VMAC’s plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay franchise and income taxes on interest income earned on the Trust Account balance, VMAC may request the trustee to release to VMAC an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If VMAC were to expend all of the net proceeds of its IPO and the sale of the Private Placement Units and Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon VMAC’s dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however,

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

become subject to the claims of VMAC’s creditors which would have higher priority than the claims of its Public Stockholders. VMAC cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. Under Section 281(b) of the DGCL, VMAC’s plan of dissolution must provide for all claims against it to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before VMAC makes any distribution of its remaining assets to its stockholders. While VMAC intends to pay such amounts, if any, VMAC cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although VMAC will seek to have all vendors, service providers (other than its independent auditors), prospective target businesses or other entities with which VMAC does business execute agreements with VMAC waiving any right, title, interest and claim of any kind in or to any monies held in the Trust Account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against VMAC’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, VMAC’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to VMAC than any alternative. Examples of possible instances where VMAC may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with VMAC and will not seek recourse against the Trust Account for any reason. VMAC’s Sponsor has agreed that it will be liable to VMAC if and to the extent any claims by a third party for services rendered or products sold to VMAC, or a prospective target business with which VMAC has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under VMAC’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then VMAC’s Sponsor will not be responsible to the extent of any liability for such third party claims. VMAC has not independently verified whether its Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of VMAC. VMAC has not asked its Sponsor to reserve for such indemnification obligations. Therefore, VMAC cannot assure you that its Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for VMAC’s initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, VMAC may not be able to complete its initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of VMAC’s officers will indemnify it for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and VMAC’s Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, VMAC’s independent directors would determine whether to take legal action against its Sponsor to enforce its indemnification obligations. While VMAC currently expects that its independent directors would take legal action on VMAC’s behalf against its Sponsor to enforce its indemnification obligations to VMAC, it is possible that VMAC’s independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. VMAC has not asked its Sponsor to reserve for such indemnification obligations and VMAC

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

cannot assure you that its Sponsor would be able to satisfy those obligations. Accordingly, VMAC cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per Public Share.

VMAC will seek to reduce the possibility that its Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which VMAC does business execute agreements with VMAC waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. VMAC’s Sponsor will also not be liable as to any claims under VMAC’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act. VMAC may have access to amounts held outside of the Trust Account ($709,879 as of December 31, 2020) to pay any such potential claims but these amounts may be spent on expenses incurred as a result of being a public company or due diligence expenses on prospective business combination candidates. In the event that VMAC liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the Trust Account could be liable for claims made by creditors.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to the Public Stockholders upon the redemption of the Public Shares in the event VMAC does not complete its business combination, by February 11, 2022, or such later date that may be approved by VMAC’s stockholders, may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of the Trust Account distributed to its Public Stockholders upon the redemption of the Public Shares in the event VMAC does not complete its business combination by February 11, 2022, or such later date that may be approved by VMAC’s stockholders, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If VMAC is unable to complete its business combination by February 11, 2022, or such later date that may be approved by VMAC’s stockholders, VMAC will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to VMAC to pay its franchise and income taxes (less $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of VMAC’s remaining stockholders and VMAC’s board of directors, dissolve and liquidate, subject in each case to VMAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is VMAC’s intention to redeem its Public Shares as soon as reasonably possible following [  ], 2021 or such later date that may be approved by VMAC’s stockholders, and, therefore, VMAC does not intend to comply with those procedures. As such, VMAC’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of VMAC’s stockholders may extend well beyond the third anniversary of such date.

Because VMAC will not be complying with Section 280, Section 281(b) of the DGCL requires VMAC to adopt a plan, based on facts known to it at such time that will provide for VMAC’s payment of all existing and pending claims or claims that may be potentially brought against it within the subsequent 10 years. However, because VMAC is a blank check company, rather than an operating company, and its operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from VMAC’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in VMAC’s underwriting agreement, VMAC will seek to have all vendors, service providers, prospective

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

target businesses or other entities with which VMAC does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against VMAC are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. Further, VMAC’s Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under VMAC’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, VMAC’s Sponsor will not be responsible to the extent of any liability for such third-party claims.

If VMAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in VMAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the Trust Account, VMAC cannot assure you it will be able to return $10.00 per share to the Public Stockholders. Additionally, if VMAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by VMAC’s stockholders. Furthermore, VMAC’s board of directors may be viewed as having breached its fiduciary duty to VMAC’s creditors and/or may have acted in bad faith, thereby exposing itself and VMAC to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. VMAC cannot assure you that claims will not be brought against it for these reasons.

The Public Stockholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of the Public Shares if VMAC does not complete its business combination by February 11, 2022, subject to applicable law, (ii) in connection with a stockholder vote to approve an amendment to the VMAC Charter to modify the substance or timing of its obligation to redeem 100% of the Public Shares if VMAC has not consummated an initial business combination by February 11, 2022 or (iii) VMAC’s completion of an initial business combination, and then only in connection with those shares of VMAC Common Stock that such stockholder properly elected to redeem, subject to the limitations described in this proxy statement/prospectus. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event VMAC seeks stockholder approval in connection with its initial business combination, a stockholder’s voting in connection with the Business Combination alone will not result in a stockholder’s redeeming its shares to VMAC for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights as described above.

Legal Proceedings

From time to time, VMAC may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of its business.

Employees

VMAC currently has two executive officers. These individuals are not obligated to devote any specific number of hours to VMAC’s matters and intend to devote only as much time as they deem necessary to VMAC’s affairs. The amount of time they will devote in any time period will vary. VMAC presently expects its executive officers to devote such amount of time as they reasonably believe is necessary to VMAC’s business. VMAC does not intend to have any employees prior to the consummation of a business combination.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Directors and Executive Officers

VMAC’s directors and executive officers are as follows:

Name	Age	Position
Abhayanand Singh	40	Co-Founder and Director
Saurabh Gupta, CAIA	43	Co-Founder and Director
F. Jacob Cherian	56	Chief Executive Officer, Secretary and Director
Nagarajan Venkatesan	53	Chief Financial Officer
Benjamin Waisbren	63	Director
Dr. Klaas Baks, Ph.D.	48	Director
Marc Iyeki	63	Director
Abhinav Somani	32	Director

Abhayanand Singh has served as VMAC’s Co-Founder and group Chief Executive Officer since April 2018 and has served as a member of our board of directors since April 2020. Mr. Singh also has served as a director of JB Ventures Group Ltd., a film financing investment company, since May 2019. Previously, he served as the co-founder and chief executive officer of Indie Muviz Pte. Ltd (“Muviz”), a digital streaming and content production company. He also has experience in the banking, private equity and asset management industries, as a managing director of Pinnacle Fund Management Ltd, an investment management company, from 2010 to 2013, and as an assistant vice president at HSBC from 2005 to 2010. Over the last six years, Mr. Singh’s companies have invested in more than 15 films and series across productions and distributions, which have been released worldwide, including in China and across several leading OTT/Digital platforms globally. Mr. Singh also serves as a director of Sidus Consulting Pte. Ltd., a management consulting company, and Muviz. Mr. Singh holds an MBA in marketing from Chetana’s Institute of Marketing & Research Mumbai and a bachelor’s degree in Business Administration from the University of Lucknow, India.

Saurabh Gupta, CAIA, VMAC’s Co-Founder, has been a member of our board of directors since May 2020. Mr. Gupta is the founder and managing director of M! Capital Ventures Pte. Ltd., a Singapore-based specialty media investments firm and managing partner and director of The Asian Film Fund — Series 1, which is registered in Mauritius as a Global Business Category 1 licensed entity. Over the last five years, his media ventures have invested in over 12 films across productions and distributions, which have been successfully released worldwide including China theatrically and across several leading OTT/digital platforms globally. In his personal capacity, Mr. Gupta has co-produced several additional films in India and Hollywood, which are at different stages of production and due to release over the next 6-12 months. He is a highly experienced banking, asset management and media investments professional with over 20 years of work experience, the majority of which has been spent in leading senior functions within the banking industry, including executive director at Bank Julius Baer, senior director at ANZ Bank, vice president at ABN AMRO Bank and relationship manager at Citibank, and as a senior consultant at Arete Financial Partners, a management consultancy and investment advisory company. Mr. Gupta also serves as a director of CitiState Capital Pte. Ltd, which is the parent investment holding company for his media ventures, SHS Advisors Pte. Ltd., which is a business advisory and consulting firm based in Singapore, and WE Capital Partners Pte. Ltd., which is a wealth management and advisory firm. Mr. Gupta was an Adjunct Faculty at the Singapore Management University’s School of Business from July 2008 until January 2009, teaching Financial Services Marketing and Wealth Management. He is a qualified Chartered Alternative Investment Analyst (CAIA) from the CAIA Association, and holds an MBA in marketing from Narsee Monjee Institute of Management Studies and a B.A. in economics from the University of Delhi, India.

F. Jacob Cherian has been VMAC’s Chief Executive Officer and a member of our board of directors since April 2020. Mr. Cherian co-founded and served as Chief Executive Officer and a director of I-AM Capital Acquisition Company Inc. (“I-AM”), a special purpose acquisition company, from August 2017 to February 2019. I-AM completed a $50 million initial public offering in August 2017 and completed a business combination in December 2018, listing the first e-sports company on Nasdaq (Simplicity Esports & Gaming). Mr. Cherian also served as Chairman, Chief Executive Officer and director of Millennium India Acquisition Company Inc., a special purpose acquisition company, from March 2006 to October 2013, completing a $58 million initial public offering in July 2006. Millennium India completed a business combination with SMC, an India-headquartered leading diversified financial services company with over 2,500 locations in over 500 cities serving approximately 1.7 million customers in India and the Middle East. Mr. Cherian’s prior work and experience with JP Morgan & Co., as

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

a director at KPMG LLP and as Partner at Computer Sciences Corp., a Fortune 500 global information technology & services company spans 15 years and three continents of Europe, Middle East and South Asia. Mr. Cherian holds a B.A. in Accounting & Information Systems from Queens College of CUNY and an MBA in International Finance from St. John’s University. He has also served as Adjunct Professor of Finance at the Tobin College of Business at St. John’s University’s MBA Program for ten years. Mr. Cherian has served as a member of the board of directors on a number of public and private and not-for profit boards.

Nagarajan Venkatesan has been VMAC’s Chief Financial Officer since April 2020. Mr. Venkatesan has 33 years of experience in corporate accounting, finance, taxation and auditing and is currently the chief financial officer of Vistas Media Capital. For the last six years, he has maintained an independent practice, in his individual capacity, in internal/forensic audits. Prior to beginning his independent practice, Mr. Venkatesan served as a member of the board of directors of Getax International Pte. Ltd., a chemicals and fertilizer trading company from April 2009 to January 2014 and as the Chief Financial Officer of Getax Ocean Trades Pte. Ltd., a trading company from June 2008 to April 2009. He also held numerous audit, accounting and finance positions from 1990 to 2008, including finance manager of Rutledge Global E&P Pte. Ltd., an investment company, audit manager at MGI N Rajan Associates, an accounting firm, senior audit and tax associate at M/s B.P.Yap & Co, an accounting firm, and accountant at M/s Primefield Technologies Pvt. Ltd., a software company. Mr. Venkatesan received a Post Graduate in Commerce specialization in professional accounting from the University of Southern Queensland, Australia in 2005, a Bachelor degree in commerce from the University of Madras, India in 1987 and a Bachelor degree in general law from Annamalai University, India in 1991.

Benjamin Waisbren has served on VMAC’s board of directors since August 2020. Mr. Waisbren has been the principal of Virtually There Holdings LLC d/b/a Ben Waisbren & Associates since April 2014, which advises media companies and firms involved in distressed situations. From April 2014 through December 2017, he was President of LSC Film Corporation as part of Virtually There’s management agreement with LSC, which co-financed production of 30 major motion pictures released by Sony Pictures. He was executive producer for over 40 motion pictures. From March 2019 to February 2020, Mr. Waisbren served as Chief Executive Officer and Chief Restructuring Officer of NanoMech Inc., a nanotechnology company that he led through a Chapter 11 case and its sale to a global company. Mr. Waisbren was an attorney, with a national bankruptcy practice, as a partner at Lord Bissell & Brook LLP (now Locke Lord LLP) from May 1990 to May 1995, and later practiced law as a partner at Winston & Strawn LLP from March 2013 to July 2017. Before and after his retirement from Winston & Strawn, he was engaged by the U.S. Department of Justice in the 1Malaysia Development Berhad money laundering matter as a film industry expert and financial advisor until September 2018. He was also on the Supervisory Board of Wild Bunch AG, a German-listed, Paris-based award-winning film co-production and distribution company, from May 2013 to February 2019. Mr. Waisbren was the founder and president of Continental Entertainment Capital LP in 2007 and was employed as a Managing Director at Salomon Brothers Inc. from May 1995 to June 1998 to lead its global restructuring advisory group in the M&A Department. Mr. Waisbren earned a B.A. in English from Boston University in 1979 and a J.D. from the University of Wisconsin in 1982.

Dr. Klaas Baks, Ph.D. has served on VMAC’s board of directors since August 2020. Dr. Baks is the Co-Founder and Director of the Emory Center for Alternative Investments and has been a finance professor at Emory University’s Goizueta Business School since September 2002. He teaches courses in private equity, venture capital and distressed investing and has been recognized with nine awards, including Emory University’s highest award for teaching excellence, the Emory Williams Distinguished Teaching Award, the Marc F. Adler Prize for Teaching Excellence awarded by alumni and the Donald R. Keough Award for Excellence. Since October 2014, Dr. Baks has served as the Atlanta Chair for Tiger 21, a peer-to-peer learning network for high-net-worth investors whose members manage more than $50 billion and are entrepreneurs, inventors and top executives focused on improving investment acumen and exploring common issues of wealth preservation, estate planning and family dynamics. Dr. Baks also serves as a director or advisor for various companies and investment funds, including American Virtual Cloud Technologies (NASDAQ: AVCT) (since July 2017) – acquired through a SPAC business combination, Buckhead One Financial (since January 2018), JOYN (from May 2017 to March 2020), Peachtree Hotel Group (since August 2016), Backend Benchmarking (since April 2018) and TWO Capital Partners (since September 2009). Dr. Baks also has served on the Investment Committee of the Westminster Schools Board of Trustees since September 2017. Prior to joining Emory University, he held positions at Fuji Bank in Tokyo, Japan, Deutsche Bank in Hong Kong and the International Monetary Fund in Washington, D.C. Dr. Baks’s research and teaching focuses on issues in alternative investments, entrepreneurial finance and investment management, and he has published papers in numerous academic and business journals, including the Wall Street Journal. Dr. Baks studied at the Wharton School at the

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

University of Pennsylvania, during which he spent two years at Harvard University as part of his doctoral research on the performance of actively managed mutual funds, and earned a Ph.D. in finance. He also earned a Master of Arts in economics from Brown University, a Master of Science in econometrics, cum laude from Groningen University and a diploma in Japanese language and business studies from Leiden University.

Marc Iyeki has served on VMAC’s board of directors since August 2020. Mr. Iyeki has been a Senior Consultant to Global Markets Advisory Group since July 2020 and an expert network consultant at Capvisions since June 2020. Mr. Iyeki was Senior Advisor — APAC, Global Listings, at the NYSE from February 2020 to May 2020, advising on matters including capital markets, exchange compliance, federal securities regulations, and marketing. Before that, Mr. Iyeki held various other senior roles including Chief Representative, NYSE Beijing Representative Office, from January 2019 to February 2020, Regional Head — Asia Pacific, from 2014 to January 2019, and Managing Director — Asia Pacific, from 2004 to 2014, during which time he developed and managed NYSE relationships with over 120 listed companies, including leading start-ups and Global 500 companies. Previously, from May 1987 to February 1999, Mr. Iyeki held attorney positions, including Trial Counsel, at the enforcement division of the NYSE, investigating and prosecuting alleged violations of NYSE and SEC rules and regulations. Before that, from January 1985 to May 1987, he was an Assistant Deputy Public Advocate at the New Jersey Department of the Public Advocate. Mr. Iyeki has been a speaker on capital markets matters at professional and academic forums in the US and throughout Asia. He also authored an NYSE blog: “Asia Pacific Markets,” sharing his insights and providing practical advice for professionals interested in the Asia Pacific issuer community. Mr. Iyeki attended Austin College and earned a B.A., cum laude, with honors in Economics, from Washington University in St. Louis, and a J.D. from the New York University School of Law (where he was on the editorial staff of the N.Y.U. Review of Law & Social Change). He also studied public policy in the master’s program for one year at the University of Pennsylvania, where he was a Samuel Fels Fellow.

Abhinav Somani has served on VMAC’s board of directors since August 2020. Since July 2019, Mr. Somani has been the Managing Director of artificial intelligence software products at MRI Software, LLC, a global company that provides real estate and investment management software to real estate owners, investors, and operators. Mr. Somani was the Chief Executive Officer of Leverton Corporation, a global artificial intelligence SaaS company that was sold to MRI Software, LLC, from February 2017 to July 2019. From August 2014 to February 2017, he was the Senior Vice President of business development at smartShift Technologies, LLC, an enterprise software and services company specializing in upgrades to high-performance, next-generation computing environments, including moves from on-premise to cloud, relational data to big data and platform-to-platform. Prior to that, Mr. Somani was an associate at ICV Partners and American Securities from August 2012 to July 2014 where he worked with portfolio companies to improve their sales, enhance marketing, turn around ailing business segments, and increase operational efficiencies. He was also an investment banking analyst at Rothschild & Co. from July 2009 to July 2012 where he worked in equity capital markets and mergers and acquisitions. Mr. Somani earned a B.S. in Finance, Management and International Business from New York University.

Number and Terms of Office of Officers and Directors

VMAC has seven directors. VMAC’s board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to its first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of Messrs. Singh, Waisbren and Somani, will expire at the first annual meeting of stockholders. The term of office of the second class of directors, consisting of Messrs. Gupta and Iyeki, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Mr. Cherian and Dr. Baks, will expire at the third annual meeting of stockholders. Subject to any other special rights applicable to the stockholders, any vacancies on our board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board of directors that includes any directors representing our sponsor then on our board of directors.

VMAC’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers shall be a Chief Executive Officer, a Chief Financial Officer and a Secretary, and may also consist of a Chairman of the Board, Presidents, Vice Presidents, Assistant Secretaries and a Treasurer, and such other offices as may be determined by the board of director.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs. Iyeki, Waisbren and Somani and Dr. Baks are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our audit committee is entirely composed of independent directors meeting Nasdaq’s additional requirements applicable to members of the audit committee. Our independent directors have scheduled meetings at which only independent directors are present.

Officer and Director Compensation

None of VMAC’s officers has received any cash compensation for services rendered to VMAC. VMAC pays the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of VMAC’s initial business combination or its liquidation, VMAC will cease paying these monthly fees. No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by VMAC to its sponsor, officers and directors, or any affiliate of the sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than audit committee review of such payments, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the Combined Company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by the Combined Company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Committees of the Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the board of directors. The members of our audit committee are Messrs. Iyeki and Waisbren and Dr. Baks. Dr. Baks serves as chairman of the audit committee. Each member of the audit committee is financially literate and our board of directors has determined that Dr. Baks qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        meeting with our independent registered accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

•        monitoring the independence of the independent registered public accounting firm;

•        verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•        inquiring and discussing with management our compliance with applicable laws and regulations;

•        pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•        appointing or replacing the independent registered public accounting firm;

•        determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•        monitoring compliance on a quarterly basis with the terms of this offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of this offering; and

•        reviewing and approving all payments made to our existing stockholders, executive officers or directors and their respective affiliates. Any payments to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Compensation Committee

We have established a compensation committee of the board of directors. The members of our compensation committee are Messrs. Iyeki and Waisbren. We have adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and approving the compensation of all of our other Section 16 executive officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Notwithstanding the foregoing, as indicated above, other than the payment to the Sponsor of $10,000 per month, for up to 18 months, for office space, utilities and secretarial and administrative support and reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to complete the consummation of a business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other compensation from the Combined Company. All compensation will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our officers after the completion of our initial business combination will be determined by a compensation committee constituted solely by independent directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who shall participate in the consideration and recommendation of director nominees are Messrs. Iyeki, Waisbren and Somani and Dr. Baks. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The Board of Directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to the board of directors should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors of considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed our Code of Ethics and our Audit and Compensation Committee charters as exhibits to the registration statement filed in connection with our IPO. You can review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, we believe that during the year ended December 31, 2020 there were no delinquent filers.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Compensation Discussion and Analysis

None of our officers or directors have received any compensation for services rendered to us. Our sponsor, officers, directors and their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our Audit Committee will review on a quarterly basis all payments that were made by us to our sponsor, officers, directors or our or any of their respective affiliates.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other compensation from the Combined Company. All compensation will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our officers after the completion of our initial business combination will be determined by a compensation committee constituted solely by independent directors.

We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business, and we do not believe that the ability of our management to remain with us after the consummation of our initial business combination should be a determining factor in our decision to proceed with any potential business combination.

Principal Accountant Fees and Services

The following is a summary of fees paid or to be paid to Prager Metis CPAs, LLC (“Prager”) for services rendered.

Audit Fees. Audit fees consist of fees for professional services rendered for the audit of our year-end financial statements, reviews of our quarterly financial statements and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings. The aggregate fees billed by Prager for audit fees, inclusive of required filings with the SEC for the period from March 27, 2020 (inception) through December 31, 2020 and of services rendered in connection with our IPO, totaled $69,000.

Audit-Related Fees. Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our year-end financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. During the period from March 27, 2020 (inception) through December 31, 2020, we did not pay Prager any audit-related fees.

Tax Fees. Tax fees consist of fees billed for professional services relating to tax compliance, tax planning and tax advice. During the period from March 27, 2020 (inception) through December 31, 2020, we did not pay Prager any tax fees.

All Other Fees. All other fees consist of fees billed for all other services. During the period from March 27, 2020 (inception) through December 31, 2020, we did not pay Prager any other fees.

Pre-Approval Policy

Our audit committee was formed upon the consummation of our IPO. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by our board of directors. Since the formation of our audit committee, and on a going-forward basis, the audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VMAC MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this section to “we”, “our”, “us”, the “Company”, or “VMAC” generally refer to VMAC.

Overview

VMAC is a blank check company incorporated as a Delaware corporation on March 27, 2020 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. VMAC intends to complete its initial business combination using cash from the proceeds of its IPO and the sales of the Private Placement Units and Private Placement Warrants, VMAC’s capital stock, debt or a combination of cash, stock and debt. VMAC’s sponsor is Vistas Media Sponsor, LLC, a Delaware limited liability company.

VMAC consummated its IPO on August 11, 2020. On March 3, 2021, VMAC, Anghami, Pubco, Vistas Merger Sub and Anghami Merger Sub entered into the Business Combination Agreement. The terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination fee provisions and other terms relating to the mergers and the other transactions contemplated thereby, are summarized below. Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Following the consummation of the Business Combination, Anghami and VMAC will become direct wholly-owned subsidiaries of Pubco. Pursuant to the Business Combination Agreement, each of the following transactions occurred, or will occur, in the following order:

•        VMAC and Vistas Merger Sub will consummate the Vistas Merger, with VMAC being the surviving company;

•        Anghami and Anghami Merger Sub will consummate the Anghami Merger, with Anghami being the surviving company as a wholly owned subsidiary of Pubco;

•        each outstanding share of VMAC Common Stock will be exchanged for one Pubco Ordinary Share;

•        each issued and outstanding warrant of VMAC will cease to represent a right to acquire shares of VMAC Common Stock and will instead represent the right to acquire the same number of Pubco Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the Closing;

•        all Anghami Ordinary Shares will be exchanged for a certain number of Pubco Ordinary Shares, which is the Stock Consideration, as defined and set forth in the Business Combination Agreement, which amount is currently expected to be approximately [14,171,716] (assuming no redemptions), and which may be adjusted pursuant to the terms of the Business Combination Agreement; and

•        following the Vistas Merger and Anghami Merger, each of VMAC and Anghami will become direct wholly-owned subsidiaries of Pubco.

The Business Combination implies an initial pro-forma enterprise valuation of the combined company of approximately $220 million (assuming $40 million in PIPE proceeds). Upon Closing, Anghami’s shareholders will be entitled to receive either all Stock Consideration or a combination of cash and Stock Consideration with an aggregate value of $180 million.

The Stock Consideration payable to Anghami’s shareholders will be an amount of Pubco Ordinary Shares equal to (a) $180 million in enterprise value minus the cash consideration paid to such shareholders (if any), divided by (b) $10.00.

Anghami shareholders will receive cash consideration only if the available cash (as further described below) exceeds $50,000,000, in which case the cash consideration will be calculated as the lesser of (i)(A) such available cash minus the outstanding indebtedness of Pubco for borrowed money with a maturity date of more than one year as of the Closing multiplied by (B) 0.3, or (ii) the available cash minus such indebtedness referred to in clause (i)(A) above minus $50,000,000. The available cash at Closing will be calculated by (i) adding the amount available to be released from the Company’s trust account, after taking into account redemptions by the Company’s stockholders,

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

in addition to any cash or cash equivalents of the Company and the net proceeds of private placements of shares of the Company’s common stock to occur immediately prior to the Closing, for which the Company currently has commitments of $40 million, and (ii) subtracting transaction expenses of the Company and Anghami related to the Business Combination. Notwithstanding the foregoing, the cash consideration payable to Anghami shareholders will be reduced, and shareholders will receive a proportional increase in Stock Consideration at a price of $10.00 per share, by the minimum amount necessary for Pubco to satisfy the “substantiality” test of Treasury Regulation 1.367(a)-3(c)(3)(iii), but if such “substantiality” test cannot be met if the cash consideration is reduced to zero (with the proportional increase in Stock Consideration) then no such reduction in cash consideration will be made.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from March 27, 2020 (inception) through June 30, 2021 were organizational activities, those necessary to prepare for the IPO, described below, and, after our IPO, identifying a target company for a Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We expect to generate non-operating income in the form of interest income on marketable securities held after the IPO. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

As a result of the restatement described in Note 2 of the notes to financial statements of our Annual Report on Form 10-K/A filed with the SEC on May 24, 2021 (“10-K/A”), we classify the warrants issued in connection with the IPO as liabilities at their fair value and adjust the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations.

For the six months ended June 30, 2021, we had a net loss of $2,970,289 which includes losses of $2,547,970 due to changes in fair value of warrant liabilities and general administrative expenses of $229,107.

For the period from March 27, 2020 (inception) through December 31, 2020 we had net income of $941,637 which consisted of $1,468,350 gain from change in fair value of warrant liabilities and interest income on marketable securities held in the Trust Account of $49,603 and general and administrative expenses of $576,316.

Liquidity and Capital Resources

As of June 30, 2021, we had marketable securities held in the Trust Account of $100,065,068. We intend to utilize substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less deferred underwriting commissions and income taxes payable), to complete our Business Combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

For the period from March 27, 2020 (inception) through December 31, 2020, cash used in operating activities was $421,314. Net income of $941,637 includes non-cash income of $1,468,350 due to change in fair value of warrant liabilities and interest earned on marketable securities held in the Trust Account of $49,603. In addition, changes in operating assets and liabilities used $155,000 of cash from operating activities. As of June 30, 2021, we had $249,095 of cash and cash equivalents.

Prior to the consummation of the IPO, our liquidity needs were satisfied through the receipt of $25,000 from our Sponsor in exchange for the issuance of the Founder Shares, and the loan proceeds from the promissory note from our Sponsor. The note was fully repaid following the IPO. Subsequent to the consummation of the IPO and Private Placement, our liquidity needs have been satisfied with the proceeds from the consummation of the Private Placement not held in the Trust Account. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the initial stockholders or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we would repay such loaned amounts. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants identical to the Private Placement Warrants, at a price of $1.00 per warrant at the option of the lender.

Based on the foregoing, our management believes that we will have sufficient working capital and borrowing capacity to meet our needs through the earlier of the consummation of the Business Combination or 12 months from the closing of the IPO (or 18 months, as applicable). Over this time period, we will be using these funds for paying existing accounts payable, in connection with our Business Combination, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our public shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our Business Combination. If we are unable to complete our Business Combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of the balance sheet. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following as our critical accounting policies:

Warrant Liability

We account for the warrants issued in connection with the IPO in accordance with the guidance contained in ASC 815-40-15-7D under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the warrants as liabilities at their fair value and adjust the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations.

Common Stock Subject to Possible Redemption

We account for Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our outstanding common stock features certain

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2020, 8,532,603 shares of common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the balance sheet.

Net Loss per Share of Common Stock

Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2020. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and secretarial and administrative support to the Company. We began incurring these fees on August 11, 2020 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and the Company’s liquidation.

The underwriters are entitled to marketing fee of $0.275 per Unit, or $2,750,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement.

Quantitative and Qualitative Disclosures About Market Risk

Following the consummation of our IPO, the net proceeds received into the Trust Account, have been invested in U.S. government treasury bills, notes or bonds with a maturity of 180 days or less or in certain money market funds that invest solely in US treasuries. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

JOBS Act

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following [__], 2024, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

CERTAIN VMAC RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

References in this section to “we”, “our”, “us”, the “Company”, or “VMAC” generally refer to VMAC.

Founder Shares

On April 30, 2020, our sponsor purchased an aggregate of 2,875,000 Founder Shares for $25,000, or $0.009 per share. In July 2020, our sponsor transferred 225,000 Founder Shares to PFVI, LLC in exchange for $1,500,000, resulting in our sponsor holding 2,650,000 Founder Shares. Pursuant to an agreement entered into with our sponsor, PFVI, LLC has the right to designate one director for election to our board of directors. PFVI, LLC’s initial director designee is Mr. Somani. Following the expiration of Mr. Somani’s initial term of office, PFVI, LLC will recommend to the board of directors that Mr. Somani (or another designee, at PFVI, LLC’s discretion) be nominated for election at each annual meeting of stockholders at which directors of the class to which Mr. Somani has been assigned are up for election. In the event that PFVI, LLC disagrees with our decision to consummate an initial business combination, it shall have the right to transfer its Founder Shares back to our sponsor in exchange for a return of the purchase price paid for such Founder Shares. On August 6, 2020, our sponsor transferred an aggregate of 334,000 Founder Shares to certain members of our management team. Of these shares, 250,000 were transferred to F. Jacob Cherian, 28,000 were transferred to Benjamin Waisbren, 18,000 were transferred to each of Marc Iyeki and Dr. Klaas Baks, 10,000 were transferred to Jayesh Parekh and 5,000 were transferred to each of Sergei Bespalov and Daniel Santos. In addition, on August 6, 2020, our sponsor transferred an aggregate of 172,500 Founder Shares to certain of its affiliates. Of these shares, 100,000 were transferred to Gurinder Ahluwalia, 30,000 were transferred to Exemplary Holdings Pte. Ltd., 12,500 were transferred to Jayesh Parekh and 10,000 were transferred to each of Vipul Shah, Sameer Parmar and Mishal Iyer. These transfers and the forfeiture of 375,000 Founder Shares from the expiration of the underwriters over-allotment option resulted in our sponsor holding 1,768,500 Founder Shares. Our sponsor also intends to transfer an aggregate of 782,250 Founder Shares to certain of its affiliates upon the end of the lock-up period described in the prospectus. Of these shares, 300,000 will be transferred to JB Ventures Group Ltd., 100,000 will be transferred to Exemplary Films Corporation, 250,000 will be transferred to Asian Film Fund — Series 1, 50,000 will be transferred to each of Gurinder Ahluwalia and Miten Shah, 12,000 will be transferred to Exemplary Holdings Pte. Ltd., 6,250 will be transferred to Jayesh Parekh, 5,000 will be transferred to each of Vipul Shah and Mishal Iyer and 4,000 will be transferred to Sameer Parmar. Following all of these transfers, our sponsor will hold 986,250 Founder Shares.

Prior to the initial investment in the Company of $25,000 by our sponsor, the Company had no assets, tangible or intangible. The number of Founder Shares outstanding was determined based on the expectation that the total size of the IPO would be a maximum of 11,500,000 units if the underwriters’ over-allotment option is exercised in full, and therefore that such founder shares would represent 20% of the outstanding shares after the IPO (without giving effect to the private placements). Of these founder shares, 375,000 were forfeited by our sponsor due to the underwriters’ not exercising the over-allotment option.

The Founder Shares are identical to the public shares except that the Founder Shares are subject to certain transfer restrictions, as described in more detail below.

Our Initial Stockholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (i) one year after the completion of our initial business combination and (ii) the date on which we complete a liquidation, merger, capital stock exchange or other similar transaction after our initial business combination that results in all of our stockholders having the right to exchange their VMAC Class A Common Stock for cash, securities or other property; except to certain permitted transferees and under certain circumstances as described in the. Any permitted transferees will be subject to the same restrictions and other agreements of our initial stockholders with respect to any Founder Shares. Notwithstanding the foregoing, if (1) the closing price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (2) if we consummate a transaction after our initial business combination which results in our stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Private Placement

Simultaneously with the closing of the IPO, the Company consummated the private placement (the “Private Placement”) of an aggregate of 295,000 Private Placement Units and 500,000 Private Placement Warrants. The Sponsor purchased 220,000 Private Placement Units and I-Bankers purchased 75,000 Private Placement Units at a price of $10.00 per Private Placement Unit. Each Private Placement Unit consists of one share of VMAC Class A common stock and one VMAC warrant to purchase one share of VMAC Class A common stock. The Sponsor also purchased 500,000 Private Placement Warrants at a price of $1.00 per Private Warrant. The sale of the 10,000,000 Units in the IPO generated gross proceeds of $100,000,000, less underwriting commissions of $1,750,000 (1.75% of the gross proceeds of the IPO) and other offering costs of $593,806. The Private Placement Units and Private Placement Warrants generated $3,450,000 of gross proceeds.

If the Company does not complete a Business Combination, the proceeds of the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Units and all underlying securities will expire worthless.

On August 11, 2020, VMAC issued 35,000 Representative Shares and an aggregate of 500,000 Representatives Warrants, exercisable at $12.00 per share, to the underwriters in connection with their services as underwriters for the IPO. The Representatives Warrants may be exercised for cash or on a cashless basis, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of the registration statement of VMAC and the closing of VMAC’s initial business combination and terminating on the fifth anniversary of such effectiveness date. The underwriters have each agreed that neither it nor its designees will be permitted to exercise the warrants after the five-year anniversary of the effective date of the registration statement.

Administrative Services

We reimburse our sponsor $10,000 per month for office space, secretarial and administrative services provided to members of our management team. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

Related Party Policy

The audit committee of our board of directors will adopt a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” A “related party transaction” is any consummated or proposed transaction or series of transactions: (i) in which the company was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) the lesser of $120,000 or 1% of the average of the company’s total assets at year end for the prior two completed fiscal years in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy will include: (i) our directors, nominees for director or executive officers; (ii) any record or beneficial owner of more than 5% of any class of our voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who maybe a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes our code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of the company and its stockholders and (v) the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the board’s committees. Management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, we may consummate related party transactions only if our audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy will not permit any director or executive officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Business Combination Agreement. The agreements described in this section, or forms of such agreements as they will be in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto. These agreements include:

•        Form of Subscription Agreement (see the section entitled “Certain Agreements Related to the Business Combination — Subscription Agreements”);

•        Sponsor Letter Agreement (see the section entitled “Certain Agreements Related to the Business Combination — Sponsor Letter Agreement”);

•        Amended and Restated Registration Rights Agreement (see the section entitled “Certain Agreements Related to the Business Combination — Amended and Restated Registration Rights Agreement”);

•        Lock-Up Agreement (see the section entitled “Certain Agreements Related to the Business Combination — Lock-Up Agreement”).

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT OF PUBCO AFTER THE BUSINESS COMBINATION

References in this section to “we”, “our”, “us” and the “Company” generally refer to Anghami and its consolidated subsidiaries, prior to the Business Combination and Pubco and its consolidated subsidiaries after giving effect to the Business Combination.

Management and Board of Directors of Pubco

Pursuant to the Business Combination Agreement, Pubco’s board of directors will consist of eleven individuals allocated among three classes prior to Closing, with: (i) three directors designated by the VMAC, including at least two who qualify as independent directors under Nasdaq rules, with none appointed to the first class, two appointed to the second class and one appointed to the third class; (ii) six directors designated by Anghami, including at least three who qualify as independent directors under Nasdaq rules, with one appointed to the first class, two appointed to the second class, and three appointed to the third class; and (iii) two directors designated by SHUAA, both appointed to the first class and at least one of whom will qualify as an independent director under Nasdaq rules. In the event the number of directors on the board changes prior to the Closing, the rights to designate directors will be adjusted such that Anghami will retain the ability to designate a majority of the directors.

The following table sets forth the persons VMAC and Anghami anticipate will become the executive officers and the directors of Pubco, following the Business Combination. We are in the process of identifying other individuals who will be members of our board of directors, and will identify those individuals and provide details regarding these individuals.

Name	Age	Position
Edgard Maroun	46	Chief Executive Officer, Director
Elias Habib	48	Chief Technical Officer, Chairman
Choucri Khairallah	36	Chief Premium Officer
Elie Abou Saleh	33	Chief Growth Officer
Omar Sukarieh	36	Vice President, Finance
Hossam El Gamal	46	Chief Brand Officer of Pubco
Raja Baz	33	Deputy Chief Technology Officer
F. Jacob Cherian	56	Co-Chief Executive Officer, Director
Walid Samir Hanna	49	Director
Kaswara Saria Alkhatib	52	Director
Maha Al-Qattan	37	Director
Jana Yamani	33	Director
Klaas Baks	48	Director
Abhayanand Singh	40	Director
Jassim Alseddiqi	37	Director
[___________]	[•]	Director

For biographical information concerning the executive officers, see the section entitled “Management of Anghami.” F. Jacob Cherian will serve as the Co-Chief Executive Officer of Pubco for a term of one year from appointment. For biographical information concerning F. Jacob Cherian, Klaas Baks, and Abhayanand Singh, see the section entitled “Information about VMAC — Directors and Executive Officers.” For biographical information concerning the remaining directors, see below.

Walid Samir Hanna is the founder and chief executive officer of Middle East Venture Partners. Mr. Hanna has co-founded, invested in, led and exited several startups in the MENA region, spanning a range of industries with a focus on technology. Mr. Hanna has been active in venture capital and in new venture development for the past 19 years with over 50 venture capital investments executed since 2010. Prior to founding Middle East Venture Partners in July 2009, Mr. Hanna was the chief executive officer of Dubai International Capital’s venture arm “the Arab Business Angels Network” from July 2007 until July 2009, he served as vice president of Abraaj Capital from 2006 until 2007 and as managing partner of Orange Investment Holdings from 2001 until 2005. Mr. Hanna holds a bachelor’s degree in Economics from McGill University (Canada), and a master’s in Finance from H.E.C (France). We believe Mr. Hanna is qualified to serve on our board of directors due to his extensive financial and regional knowledge.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Kaswara Saria Alkhatib is the Chairman of Webedia Arabia Holding Ltd. and the Chief Marketing Officer of Events Center (part of General Entertainment Authority of Saudi Arabia). Mr. Alkhatib has been serving as Chairman of Webedia Arabia Holding Ltd. since 2018. Prior to that, Mr. Alkhatib joined UTURN Entertainment in 2011 and served as its Chairman from March 2013 until 2018, launched ‘Made in Saudi Films’, a production and post-production house in 2009 and served as its Chief Exeucitve Officer until 2018, and founded and served as chief executive officer of FullStop in 2002. Mr. Alkhatib holds a bachelor of technology degree in Computer Engineering from Jamiat Al-Malik Abdulaziz. We believe Mr. Alkhatib is qualified to serve on our board of directors due to his extensive knowledge and experience in the broadcasting and entertainment industries.

Maha Al-Qattan is the Group Chief People Officer at DPWorld, a leading global supply chain and logistics company. Ms. Al-Qattan joined DPWorld in 2017. She also serves as a non-executive board member of SHUAA and as an executive board member of DPWorld UAE Region, DPWorld Yarimca and Hindustan Ports Private Limited. Prior to joining DPWorld, Ms. Al-Qattan served as the Regional HRBP MEA with GE from August 2013 to March 2017 and as Senior Manager Human Resources with United Holdings prior to that. Ms. Al-Qattan holds a master’s degree in Industrial and Labor Relations from Cornell University and a Bachelor of Business Administration in Management and Human Resources from the University of Wisconsin-Madison. We believe Ms. Al-Qattan is qualified to serve on our board of directors due to her regional knowledge.

Jana Yamani leads MBC Talent, MBC Academy, and MBC Hope at Middle East Broadcasting Center (MBC). Mrs. Yamani joined MBC Group in October 2019. Prior to that she founded Outar International from December 2016 until October 2019, led Fellowships and Traineeships at Misk Foundation from August 2017 until September 2019, managed customer experience projects with Medallia from November 2015 until July 2016, and consulted for McKinsey & Company prior to that. Mrs. Yamani holds a master’s of science degree in Computation for Design and Optimization from the Massachusetts Institute of Technology and a bachelor’s degree of science in Computer Science and Mathematics from Northeastern University. We believe Mrs. Yamani is qualified to serve on our board of directors due to her knowledge and experience in the broadcasting and entertainment industries.

Jassim Alseddiqi is the Group Chief Executive Officer of SHUAA, a leading asset management and investment banking platform with approximately $14 billion in assets under management. He also serves on the boards of multiple public and private companies focused on financial services, consumer, technology and energy companies. Mr. Alseddiqi is known for his dynamic and innovative approach, having pioneered many investment strategies in the Middle East region. He is currently the Chairman of GFH Financial Group, Islamic Arab Insurance Company (SALAMA), Eshraq Investments, Khaleeji Commercial Bank and The Entertainer. He also serves on the boards of First Abu Dhabi Bank (FAB), ADNOC Distribution, Dana Gas and Abu Dhabi Chamber of Commerce and Industry. Mr. Alseddiqi holds a bachelor of science degree in Electrical Engineering from the University of Wisconsin-Madison and a master of science degree in Electrical Engineering from Cornell University. He has also served as a noted lecturer at the Abu Dhabi-based The Petroleum Institute. We believe Mr. Alseddiqi is qualified to serve on our board of directors due to his extensive financial and regional knowledge as well as public company experience.

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, Pubco is permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers other than with respect to certain voting and committee requirements.

Pubco intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

Because Pubco is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules, if applicable based on their holdings.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Corporate Governance

We intend to structure our corporate governance in a manner that VMAC and Anghami believe will closely align our interests with those of our shareholders following the Business Combination. Notable features of this corporate governance include:

•        we will have a majority of independent directors, in accordance with Nasdaq rules that apply for foreign private issuers, and independent director representation on our audit, compensation and nominating committees immediately following the consummation of the Business Combination, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

•        at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC; and

•        we plan to implement a range of other corporate governance practices, including implementing a robust director education program.

Classified Board of Directors

In accordance with Pubco’s articles of association and the Business Combination Agreement, Pubco’s Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors initially appointed as Class I and Class II directors) serving a three-year term. The initial Class I directors’ term will expire at the annual general meeting approving the annual accounts for the financial year ended in 2022, the initial Class II directors’ term will expire at the annual general meeting approving the annual accounts for the financial year ended in 2023, and the initial Class III directors’ term will expire at the annual general meeting approving the annual accounts for the financial year ended in 2024.

Prior to the Closing, Pubco will determine which of its directors will serve as Class I, Class II and Class III directors.

Independence of our Board of Directors

Pubco currently expects that upon consummation of the Business Combination, a majority of its board will be independent directors and Pubco’s Board will have an independent audit committee, nominating committee and compensation committee. Pubco currently expects it will follow home country practice with respect to independence of the directors serving on the nomination committee and the compensation committee.

Board Committees

Audit Committee

Our audit committee will be responsible for, among other things:

•        meeting with our independent registered accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

•        monitoring the independence of the independent registered public accounting firm;

•        verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•        inquiring and discussing with management our compliance with applicable laws and regulations;

•        pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•        appointing or replacing the independent registered public accounting firm;

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

•        determine the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•        reviewing our policies on risk assessment and risk management; and

•        reviewing related person transactions.

Prior to the Closing, Pubco will determine which of its directors will serve on its audit committee, each of whom will qualify as independent directors according to the applicable rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members will meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the audit committee members will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. Pubco’s Board will adopt a new written charter for the audit committee, which will be available on Pubco’s website after adoption. The reference to Pubco’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on Pubco’s website into this proxy statement/prospectus.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and approving the compensation of all of our other executive officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with any disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.; and

•        retaining and overseeing any compensation consultants.

Prior to the Closing, Pubco will determine which of its directors will serve on its compensation committee. Pubco’s Board will adopt a new written charter for the compensation committee, which will be available on Pubco’s website after adoption. The reference to Pubco’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on Pubco’s website into this proxy statement/prospectus.

Nominating Committee

Our nominating committee will be responsible for, among other things:

•        identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•        overseeing succession planning for our Chief Executive Officer and other executive officers;

•        periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors;

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

•        overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and

•        developing and recommending to our board of directors a set of corporate governance guidelines.

Prior to the Closing, Pubco will determine which of its directors will serve on its nominating committee. Pubco’s Board will adopt a new written charter for the nominating committee, which will be available on Pubco’s website after adoption. The reference to Pubco’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on Pubco’s website into this proxy statement/prospectus.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our board of directors believes its administration of its risk function has not negatively affected our board of directors’ leadership structure.

Code of Ethics

Pubco’s Board will adopt a Code of Ethics applicable to our directors, executive officers and team members that complies with the rules and regulations of Nasdaq and the SEC. The Code of Ethics will be available on Pubco’s website. In addition, Pubco intends to post on the Corporate Governance section of its website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to Pubco’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on Pubco’s website into this proxy statement/prospectus.

Compensation of Directors and Officers

Following the Closing of the Business Combination, we expect Pubco’s executive compensation program to reflect Anghami’s compensation policies and philosophies, as they may be modified and updated from time to time.

Following the Closing of the Business Combination, we expect that decisions with respect to the compensation of our executive officers, will be made by the compensation committee of the Pubco board of directors. Anghami’s executive compensation programs for 2020 are further described above under the sections entitled “Management of Anghami — Anghami Executive Compensation” and “Management of Anghami — Director Compensation.”

Following the Closing of the Business Combination, we expect Pubco to pay a retainer of $[            ] per year to its non-employee directors, $[            ] per year to the chairperson of its audit committee, $[            ] per year to the chairperson of its compensation committee and $[            ] per year to the chairperson of its nominating committee.

The Board of Pubco and the Company also intend to approve a new long term incentive plan with terms customary for a company listed as a foreign private issuer on a U.S. securities exchange (the “Pubco Plan”). The Pubco Plan will become effective on the closing of the Business Combination, and is a comprehensive incentive compensation plan under which Pubco can grant equity-based and other incentive awards to officers, employees and directors of, and consultants and advisers to, Pubco. The purpose of the Pubco Plan is to help Pubco attract, motivate and retain such persons and thereby enhance shareholder value.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF PUBCO’S SECURITIES

The following description of the material terms of the securities of Pubco following the Business Combination includes a summary of specified provisions of the Pubco Charter that will be in effect upon completion of the Business Combination. This description is qualified by reference to the Pubco Charter as will be in effect upon consummation of the Business Combination, [a copy of which of is attached to this proxy statement/prospectus as Annex C] and is incorporated in this proxy statement/prospectus by reference. References to ‘shareholder’ and ‘member’ shall be used interchangeably herein.

Pubco is a Cayman Islands exempted company and its affairs are governed by the Pubco Charter, the Companies Act and the common law of the Cayman Islands. Pursuant to Pubco Charter which will be adopted upon the closing of the Business Combination, Pubco will be authorized to issue 2,150,000,000 Ordinary Shares and 5,000,000 preference shares, par value of US$0.0001 each (together “Pubco Shares”).

As of the date of this proxy statement/prospectus, Pubco is authorised to issue 50,000 ordinary shares of which 1 ordinary share is issued to Anghami.

Ordinary Shares

Holders of Ordinary Shares will be entitled to one vote for each share held of record on all matters to be voted on by members.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Preference Shares

Pubco’s board of directors (the “Pubco Board”) is authorized to issue preference shares from time to time in one or more series without member approval. The Pubco Board has the discretion under the Pubco Charter to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of Pubco’s authorized but unissued undesignated shares, and the Pubco Board may issue those shares in series of preference shares, without any further member approval. The rights with respect to a series of preference shares may be greater than the rights attached the Ordinary Shares. It is not possible to state the actual effect of the issuance of any preference shares on the rights of holders of Ordinary Shares until the Pubco Board determines the specific rights attached to any preference shares so issued. The effect of issuing preference shares could include, among other things, one or more of the following:

•        Restricting dividends in respect of the Ordinary Shares;

•        Diluting the voting power of the Ordinary Shares or providing that holders of preference shares have the right to vote on matters as a class;

•        Impairing the liquidation rights of the Ordinary Shares; or

•        Delaying or preventing a change of control of Pubco.

Upon the consummation of the Business Combination, there will be no preference shares outstanding, and Pubco has no present plans to designate the rights of or to issue any preference shares.

Dividend Rights

Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of the Pubco Board.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Variation of Rights

Under the Pubco Charter, if the Pubco share capital is divided into more than one class of shares, the rights attached to any such class may, whether or not Pubco is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors not to have a material and adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of all of the holders of the issued shares of that class or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Transfer of Shares

Members may transfer all or any of the member’s Shares in compliance with the rules and regulations of the designated stock exchange, the SEC and any other competent regulatory authority or as permitted by applicable law.

The Pubco Board may in its absolute discretion decline to register a transfer of Shares which are not fully paid up or on which Pubco has a lien or issued under any share incentive scheme for employees upon which a transfer restriction imposed still exists. The Pubco Board may, but is not required to, decline to register a transfer of any Shares unless certain requirements are met.

Liquidation

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of Shares will be entitled to participate in any assets available for distribution in proportion to their shareholdings.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Pubco Charter permit indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default which may attach to such directors or officers. In addition, Pubco intends to enter into indemnification agreements with its directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in the Pubco Charter.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Pubco’s directors, officers or persons controlling Pubco under the foregoing provisions, Pubco has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain Anti-Takeover Provisions in the Pubco Charter

Certain provisions in the Pubco Charter may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a member might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the Ordinary Shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with the Pubco Board.

Ordinary Shares

The authorized but unissued Ordinary Shares will be available for future issuance by the Pubco Board on such terms as the Pubco Board may determine, subject to any limitations in the Pubco Charter. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued Ordinary Shares could render more difficult or discourage an attempt to obtain control over Pubco by means of a proxy contest, tender offer, merger, amalgamation, scheme of arrangement or otherwise.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Preference Shares

Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of Pubco or make removal of management more difficult. If the Pubco Board decides to issue these preference shares, the price of Ordinary Shares may fall and the voting and other rights of the holders of Ordinary Shares may be materially adversely affected. Pursuant to the Pubco Charter, preference shares may be issued by Pubco from time to time, and the Pubco Board is authorized (without any requirement for further member action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attaching to those shares (and any further undesignated shares which may be authorized by Pubco’s members). See “— Preference Shares.”

However, under Cayman Islands law, Pubco’s directors may only exercise the rights and powers granted to them under the Pubco Charter for a proper purpose and for what they believe in good faith to be in the best interests of Pubco.

Classified Board

The Pubco Charter provide that, subject to the right of holders of any series of preference shares, the Pubco Board will be divided into three classes of directors, as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual general meeting. As a result, approximately one-third of the Pubco Board will be elected each year.

The classification of directors will have the effect of making it more difficult for members to change the composition of the Pubco Board. The Pubco Charter provide for a board comprised of between three and 12 directors, but in accordance with the Pubco Charter, the directors may increase or reduce the upper and lower limits of the number of directors. See the section entitled “Information about Executive Officers, Directors and Nominees.”

Unanimous Action by Written Consent

The Pubco Charter provide that members may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each member who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Amendment of Governing Documents

As permitted by Cayman Islands law, the Pubco Charter may only be amended by a special resolution of the members.

Member Proposals and Director Nominations

An extraordinary general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling extraordinary general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting.

The Pubco Charter provides for the ability of members to nominate candidates for election as directors and for the ability to bring business before a meeting of members, subject to meeting certain notice and delivery requirements.

General Meetings

The Companies Act provides members with only limited rights to requisition a general meeting, and does not provide member with any right to put any proposal before a general meeting. The Pubco Charter permit the Pubco Board or the chairperson of the Pubco Board to call general meetings. The Pubco Charter do not allow members to requisition a general meeting. The Pubco Articles, however, allows a member to put a proposal before a general meeting, subject to meeting certain notice and delivery requirements.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Cumulative Voting

Cumulative voting potentially facilitates the representation of minority members on a board of directors since it permits the minority member to cast all the votes to which the member is entitled on a single director, which increases the member’s voting power with respect to electing such director. As permitted under Cayman Islands law, the Pubco Charter do not provide for cumulative voting.

Transactions with Interested Members

Cayman Islands law has no statute that prohibits certain business combinations with an interested member. However, although Cayman Islands law does not regulate transactions between a company and its significant members, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority members. Any merger or consolidation of Pubco with one (1) or more constituent companies shall require the approval of a special resolution (66 2/3% of members at a general meeting where there is a quorum).

Dissolution; Winding Up

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an Ordinary Resolution (simple majority standard) of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Pubco Charter, if Pubco is wound up, the liquidator may distribute the assets available for distribution amongst the members in proportion to the par value of the Ordinary Shares held by them at the commencement of the winding up subject to a deduction from those Ordinary Shares in respect of which there are monies due, of all monies payable to Pubco for unpaid calls or otherwise.

Rights of Non-Resident or Foreign Members

There are no limitations imposed by the Pubco Charter on the rights of non-resident or foreign members to hold or exercise voting rights on Pubco’s shares. In addition, there are no provisions in the Pubco Charter governing the ownership threshold above which member ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, the Pubco Board is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, or other rights or restrictions.

Inspection of Books and Records

Holders of Pubco shares have no general right under Cayman Islands law to inspect or obtain copies of the Pubco register of members or Pubco’s corporate records.

Waiver of Certain Corporate Opportunities

The Pubco Charter provide for a waiver of the obligation to provide business opportunities to Pubco for directors, members and affiliates of members, in each case, other than an officer (including any officer that is also a director, or a member or an affiliate of such member, as the case may be) (as more particularly described in the Pubco Charter). Notwithstanding that the waiver does not apply to any officer, officers are not restricted from engaging, directly or indirectly, in other business ventures of every type and description (other than any competing business, except to the extent permitted under the Pubco Charter).

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Directors

Appointment of Directors

The Pubco Board shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively with directors divided as nearly as possible into thirds among the classes. Directors shall be assigned to each class by the Pubco Board. At the 2022 annual general meeting of Pubco, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three (3) years. At the 2023 annual general meeting of Pubco, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the 2024 annual general meeting of Pubco, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of Pubco, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. Directors hold office until the expiration of the director’s term, until a director’s successor has been duly elected and qualified or until such director’s earlier death, resignation or removal.

Directors are elected by a majority standard, which requires the number of votes cast for the person’s appointment to exceed the number of votes cast against the person’s appointment.

Removal of Directors

Under the Pubco Charter, a director may be removed from office only for cause by special resolution of Pubco. A director will also cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with such director’s creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns the office of director by notice in writing to the company; (iv) the director absents himself or herself (for the avoidance of doubt, without being represented by proxy) from three (3) consecutive meetings of the Pubco Board without special leave of absence from the Pubco Board, and the Pubco Board passes a resolution that he or she has by reason of such absence vacated office; or (v) is prohibited, by any applicable law or relevant code applicable to the listing of shares on the designated stock exchange, from being a director.

Filing Vacancies on the Pubco Board

Vacancies on the Pubco Board may be filled by the majority of the directors then in office, even if less than a quorum, or by a sole remaining director (subject to the Companies Act, applicable law, or any rights of any preference shares).

A director appointed to fill a vacancy resulting from the death, resignation or removal of a director serves the remainder of the full term of the director whose death, resignation or removal created the vacancy and until his or her successor shall have been appointed and qualified.

Directors’ Fiduciary Duties

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•        duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•        duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•        directors should not improperly fetter the exercise of future discretion;

•        duty to exercise powers fairly as between different sections of members;

•        duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•        duty to exercise independent judgment.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the members provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by member approval at general meetings.

Meetings of Members

As a Cayman Islands exempted company, Pubco is not obliged by law to call annual general meetings, however, directors are elected at annual general meetings.

Transfer Agent and Registrar

The transfer agent and registrar for ordinary shares will be Computershare Trust Company, N.A.

Listing

We intend to have the Ordinary Shares listed on NASDAQ under the symbol “ANGH”.

Warrants

Pubco Warrants

Each warrant will entitle the registered holder to purchase one Pubco Ordinary Share at a price of $11.50 per share (or such lower price as Pubco may determine pursuant to the terms of the warrant agreement), subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the VMAC’s public offering and 30 days after the completion of the Business Combination, provided in each case that Pubco has an effective registration statement under the Securities Act covering the Pubco Ordinary Shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or Pubco permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. The warrants will expire five years after the completion of VMAC’s initial business combination, at 5:00 p.m., New York City time (or such later date as Pubco may determine pursuant to the terms of the warrant agreement), or earlier upon redemption or liquidation.

Pubco will not be obligated to deliver any Pubco Ordinary Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Pubco Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to Pubco’s satisfying obligations described below with respect to registration. No warrant will be exercisable and Pubco will not be obligated to issue a Pubco Ordinary Share upon exercise of a warrant unless Pubco Ordinary Shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will Pubco be required to net cash settle any warrant.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Redemption of Pubco Warrants

Once the warrants become exercisable, Pubco may call the warrants for redemption for cash:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the closing price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and for certain issuances of Pubco Ordinary Shares and equity-linked securities for capital raising purposes in connection with the closing of our initial business combination as described elsewhere in the Prospectus) for any 20 trading days within a 30-trading day period ending three business days before we send to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by Pubco for cash, Pubco may exercise its redemption right even if Pubco is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Pubco has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and Pubco issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of Pubco Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and for certain issuances of Pubco Ordinary Shares and equity-linked securities for capital raising purposes in connection with the closing of the Business Combination) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Representative Warrants

VMAC granted to I-Bankers (and/or its designees) 500,000 warrants exercisable at $12.00 per share upon the closing of the VMAC’s IPO. Pubco will convert each of the former Representative Warrants at the Vistas Merger Effective Time into a right to acquire one Pubco Ordinary Share on substantially the same terms as were in effect immediately prior to the Vistas Merger Effective Time. The warrants may be exercised for cash or on a cashless basis, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of VMAC’s registration statement and the closing of the Business Combination and terminating on the fifth anniversary of such effectiveness date. Notwithstanding anything to the contrary, I-Bankers has agreed that neither it nor its designees will be permitted to exercise the warrants after the five-year anniversary of the effective date of VMAC’s registration statement. The warrants grant to holders certain registration rights with respect to the registration under the Securities Act of the Pubco Ordinary Shares issuable upon exercise of the warrants. The exercise price and number of Pubco Ordinary Shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or Pubco’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of Pubco Ordinary Shares at a price below its exercise price. Pubco will have no obligation to net cash settle the exercise of the warrants. The holder of the warrants will not be entitled to exercise the warrants for cash unless a registration statement covering the securities underlying the warrants is effective or an exemption from registration is available.

Service Warrants

SHUAA will receive Service Warrants for services rendered in connection with the Business Combination. The Service Warrants will have terms identical to the Pubco Warrants.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Enforceability of Civil Liability under Cayman Islands Law

Pubco has been advised by Maples and Calder (Dubai) LLP, its Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize, or enforce against Pubco, judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against Pubco predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. Pubco understands that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

Anti-Money Laundering — Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

Pubco has certain duties under the Data Protection Act, 2017 of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Privacy Notice

Introduction

This privacy notice puts Pubco’s members on notice that through your investment in Pubco you will provide Pubco with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to Pubco and its affiliates and/or delegates, except where the context requires otherwise.

Investor Data

Pubco will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. Pubco will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct its activities on an ongoing basis or to comply with legal and regulatory obligations to which Pubco is subject. Pubco will only transfer personal data in accordance with the requirements of the Data Protection Act, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In its use of this personal data, Pubco will be characterized as a “data controller” for the purposes of the Data Protection Act, while its affiliates and service providers who may receive this personal data from Pubco in the conduct of its activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to Pubco.

Pubco may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a member and/or any individuals connected with a member as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the member’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides Pubco with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How Pubco May Use a Member’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

1.      where this is necessary for the performance of its rights and obligations under any purchase agreements;

2.      where this is necessary for compliance with a legal and regulatory obligation to which the company is subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

3.      where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should Pubco wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), it will contact you.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Why Pubco May Transfer Your Personal Data

In certain circumstances Pubco may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

Pubco anticipates disclosing personal data to persons who provide services to the company and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on its behalf.

The Data Protection Measures Pubco Takes

Any transfer of personal data by Pubco or its duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

Pubco and its duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

Pubco shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

COMPARISON OF SHAREHOLDER RIGHTS

In connection with the Business Combination, holders of VMAC Common Stock will become shareholders of Pubco and their rights will be governed by the Cayman Islands law and the Pubco Charter. Currently, the rights of VMAC stockholders are governed by the laws of the State of Delaware and the VMAC Charter.

This section describes the material differences between the rights of VMAC stockholders and the proposed rights of Pubco’s shareholders. This summary is not complete and does not cover all of the differences between the Cayman Islands laws and Delaware laws affecting corporations and their shareholders or all the differences between VMAC’s and Pubco’s organizational documents. The summary is therefore subject to the complete text of the relevant provisions of the Cayman Islands laws and Delaware laws and VMAC’s and Pubco’s organizational documents. For information on the VMAC Charter see the section entitled, “Where You Can Find More Information” in this proxy statement/prospectus. For a summary of the Pubco Charter, see the section entitled “Description of Pubco’s Securities” in this proxy statement/prospectus.

Cayman Islands	Delaware
Shareholder Meetings
• Held at such time or place as designated in the articles of association, or if not so designated, as determined by the board of directors	• Held at such time or place as designated in the certificate of incorporation or the by-laws, or if not so designated, as determined by the board of directors
• May be held within or without the Cayman Islands	• May be held within or without Delaware
• Notice:	• Notice:

•   Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting and the general nature of the business to be conducted at the general meeting.

•   Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

• At least five clear days’ notice shall be given of any meeting.	• Written notice shall be given not less than 10 nor more than 60 days before the meeting.
• Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	• Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote
• Any person authorized to vote may authorize another person or persons to act for him by proxy.	• Any person authorized to vote may authorize another person or persons to act for him by proxy.

•   The quorum required for a general meeting of Members consists of at least one (1) Member, present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy, and entitled to vote, holding in aggregate not less than one-third (1/3) of the voting power of issued shares in issue carrying a right to vote at such meeting.

•   For stock corporations, certificate of incorporation or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

• The articles of association may provide for cumulative voting. As permitted under Cayman Islands law, the Pubco Charter does not provide for cumulative voting.	• The certificate of incorporation may provide for cumulative voting.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Cayman Islands	Delaware
Directors
• Board shall consist of not less than three nor more than 12 persons.	• Board must consist of at least one member.
• The number of board members is fixed in the articles of association and it may be increased or reduced by a resolution of members or by a resolution of the directors.

•   Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate.

Fiduciary Duties
• Directors and officers must act in good faith and in the best interest of the corporation as a whole.	• Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the corporation as a whole.
• Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.	• Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.

•   Decisions made by directors and officers on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation will be protected by the “business judgment rule.”

Shareholders’ Derivative Actions

Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) its officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•   a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•   the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•   those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against a company where the individual rights of that shareholder have been infringed or are about to be infringed.

•   In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Cayman Islands	Delaware
• Complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort.
• Such action shall not be dismissed or compromised without the approval of the Chancery Court.

•   Shareholders of a Delaware corporation that redeemed their shares, or whose shares were canceled in connection with dissolution, would not be able to bring a derivative action against the corporation after the shares have been redeemed or canceled.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

Cayman Islands

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Pubco has appointed Puglisi & Associates as its agent upon whom process may be served in any action brought against it under the securities laws of the United States after the consummation of the Business Combination.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Upon the Closing, Pubco will have 2,150,000,000 Pubco Ordinary Shares and 5,000,000 preference shares, par value of US$0.0001 each, authorized and, based on the assumptions set out elsewhere in this proxy statement/prospectus, up to [31,486,716] Pubco Ordinary Shares issued and outstanding, assuming no shares of VMAC Class A Common Stock are redeemed in connection with the Business Combination and 2,500,000 shares held by the Initial Stockholders that will be subject to certain lock-up arrangements. In addition, Pubco is expected to have [10,945,000] warrants issued and outstanding, each warrant exercisable for one Pubco Ordinary Share at $11.50 per share and [500,000] warrants issued and outstanding, each warrant exercisable for one Pubco Ordinary Share at $12.00 per share. All of the Pubco Ordinary Shares issued to the VMAC stockholders in connection with the Business Combination will be freely transferable by persons other than by Pubco’s “affiliates” or VMAC’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the Pubco Ordinary Shares in the public market could adversely affect prevailing market prices of the Pubco Ordinary Shares. Prior to the Business Combination, there has been no public market for Pubco Ordinary Shares. Pubco intends to apply for listing of the Pubco Ordinary Shares and Pubco Warrants on Nasdaq, but Pubco cannot assure you that a regular trading market will develop in the Pubco Ordinary Shares and Pubco Warrants.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the beneficial ownership of Anghami Ordinary Shares and Class B Anghami Preferred Shares as of [September 13, 2021] by:

•        each person known by Anghami to beneficially own more than 5% of the outstanding Anghami Ordinary Shares and Class B Anghami Preferred Shares;

•        each of Anghami’s named executive officers and directors; and

•        all of Anghami’s executive officers and directors as a group.

Unless otherwise indicated, Anghami believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Anghami Ordinary Shares and Class B Anghami Preferred Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Anghami Ordinary Shares and Class B Anghami Preferred Shares as to which the holder has sole or shared voting power or investment power and also any Anghami Ordinary Shares and Class B Anghami Preferred Shares which the holder has the right to acquire within 60 days of [July 30, 2021] through the exercise of any option, conversion or any other right. The table does not include stock options and restricted shares held by the executive officers that do not vest or become exercisable, and do not provide voting rights, within 60 days of the date of this proxy statement/prospectus. See the section entitled “Management of Anghami.” As of [September 13, 2021], there were 25,697 Class A Anghami Ordinary Shares outstanding (excluding treasury shares), 55,951 Class B Anghami Preferred Shares outstanding, and 5,578 Class C Anghami Ordinary Shares outstanding. Percentages below have been calculated assuming 59,954 Class B Anghami Preferred Shares, which includes the issuance of additional Class B Anghami Preferred Shares underlying convertible notes that will be convertible at or prior to Closing.

Name and Address of Beneficial Owner(1)	Class A Ordinary Shares		Class B Preferred Shares		Class C Shares(2)		All Capital Percentage
	Number	Percentage of Class	Number	Percentage of Class	Number	Percentage of Class
Executive Officers and Directors:
Edgard Jean Maroun	12,600	49.0%	—	—	—	—	13.8%
Elias Nabil Habib	12,600	49.0%	—	—	—	—	13.8%
Choucri Khairallah	—	—	—	—	400	7.2%	*
Elie Abou Saleh	—	—	—	—	160	2.9%	*
Omar Sukarieh	—	—	—	—	100	1.8%	*
Hossam El Gamal	—	—	—	—	100	1.8%	*
Raja Baz	—	—	—	—	150	2.7%	*
Walid Mansour	—	—	—	—	—	—	—
Stephanie Holden	—	—	—	—	—	—	—
Wassim Moukhhal	—	—	—	—	—	—	—
Mazen M. Aldawood	—	—	—	—	—	—	—
All directors and executive officers as a group (11 individuals)	25,200	98.1%	—	—	910	16.3%	1.1%
Five Percent or More Holders:
MBC Ventures Limited(3)	—	—	15,836	26.4%	—	—	17.4%
MEVP Cayman LTD(4)	—	—	13,280	22.2%	—	—	14.6%
Samena Beats Holdings(5)	—	—	10,018	16.7%	—	—	11.0%
Mobily Ventures Holdings W.L.L.(6)	—	—	6,680	11.1%	—	—	7.3%
Streaming Limited(7)	—	—	5,938	9.9%	—	—	6.5%
EITC Investment Holdings Limited(8)	—	—	3,907	6.5%	—	—	4.3%

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

To our knowledge, except as noted above, no person or entity is the beneficial owner of more than 5% of the voting power of the company’s stock. Anghami has one record holder in the United States of America, that holds 1.30% of Class B Anghami Preferred Shares.

____________

*        Less than 1%.

(1)      Unless otherwise noted, the address of each beneficial owner is Anghami KY1-1104, Ugland House, Grand Cayman, Cayman Islands.

(2)      All Class C Anghami Ordinary Shares are held by Nadi Najjar as outside counsel to Anghami, on behalf of the beneficial owners. Each vested Class C Anghami Ordinary Share that is outstanding at Closing will be exchanged for a number of Pubco Ordinary Shares that are equivalent to their proportionate holding of Anghami immediately prior to Closing, and will be held as of record and beneficially owned by the beneficial owner thereof. Each unvested Class C Anghami Ordinary Share that is outstanding at Closing will be cancelled and is expected to be converted into an equity based replacement award under Pubco’s long term incentive plan that will be adopted prior to Closing.

(3)      MBC Ventures Limited is a company duly incorporated under the British Virgin Islands laws. The address of MBC Ventures Limited is Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands. Sheikh Walid Al Brahim is the sole shareholder of MBC Ventures Limited.

(4)      MEVP Cayman LTD is a company duly incorporated under the Cayman Island law. The address of MEVP Cayman LTD is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The disclosed interests of MEVP Cayman LTD include 1,160 Class B Anghami Preferred Shares held by Khaleej 1 Ltd., an affiliate of MEVP Cayman LTD, and 489 Class B Anghami Preferred Shares underlying convertible notes that will be convertible at or prior to Closing.

(5)      Semena Beats Holdings is a company duly incorporated under the Cayman Island law. The address of Semena Beats Holdings is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(6)      Mobily Ventures Holdings W.L.L. is a company duly incorporated under the laws of the Kingdom of Bahrain. The address of Mobily Ventures Holdings W.L.L. is Unit 1237, Building 574, Road 31, Block 611, Al-Himriya, Kingdom of Bahrain.

(7)      Streaming Limited is a company incorporated under the laws of the Cayman Islands. The address of Streaming Limited is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Streaming Limited is an affiliate of MEVP Cayman LTD.

(8)      EITC Investment Holdings Limited is a company incorporated under the laws of the UAE in Jebel Ali Free Zone Authority. The address of EITC Investment Holdings Limited is Jebel Ali Free Zone, Dubai, UAE.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

PRICE RANGE OF SECURITIES AND DIVIDENDS

VMAC

Price Range of VMAC Securities

The following table shows, for the periods indicated, the high and low sales prices per share of the Units, VMAC Class A Common Stock and VMAC Warrants as reported by Nasdaq. Prior to August 7, 2020, there was no established public trading market for VMAC’s securities.

Quarter Ended	Units				VMAC Class A Common Stock				VMAC Warrants
	High		Low		High		Low		High		Low
2020
Third Quarter(1)		$10.12		$9.91		$9.92		$9.67		$0.48		$0.21
Fourth Quarter		$10.85		$9.92		$11.12		$9.75		$0.90		$0.24
2021
First Quarter		$12.55		$10.67		$10.85		$9.83		$1.18		$0.55
Second Quarter		$11.49		$10.20		$10.03		$9.88		$1.22		$0.44
Third Quarter (through [ ], 2021)	$		$		$		$		$		$

____________

(1)      The Third Quarter 2020 reflects the high and low trade prices of VMAC Units beginning as of August 7, 2020, the first day that the VMAC Units began trading on the Nasdaq Capital Market, and the high and low trade prices of VMAC Class A Common Stock and VMAC Warrants beginning as of August 21, 2020, the first day that the shares of VMAC Class A Common Stock and warrants began trading on Nasdaq.

Dividends

VMAC has not paid any cash dividends on the VMAC Class A Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

Anghami

Price Range of Anghami Securities

Historical market price information regarding Anghami is not provided because Anghami is a privately held company and there is no public market for Anghami’s units.

Dividends

Anghami has not paid any cash dividends on its shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

Pubco

Price Range of Pubco Securities

Historical market price information regarding Pubco is not provided because there is no public market for its securities. We are applying to list the Pubco Ordinary Shares and Pubco Warrants on Nasdaq upon the Closing.

Dividends

Pubco has not paid any cash dividends to date and does not intend to pay cash dividends prior to the completion the Business Combination.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ADDITIONAL INFORMATION

Submission of Future Stockholder Proposals

VMAC’s board of directors is aware of no other matter that may be brought before the special meeting. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the special meeting.

VMAC does not expect to hold a 2021 annual meeting of stockholders because it will not be a separate public company if the Business Combination is completed. Alternatively, if VMAC does not consummate a business combination by February 11, 2022, VMAC is required to begin the dissolution process provided for in the VMAC Charter, as amended. VMAC will liquidate as soon as practicable following such dissolution and will conduct no annual meetings thereafter.

Delivery of Documents to Stockholders

Pursuant to the rules of the SEC, VMAC and servicers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement. Upon written or oral request, VMAC will deliver a separate copy of the proxy statement to any stockholder at a shared address to which a single copy of the proxy statement was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement may likewise request delivery of single copies of the proxy statement in the future. Stockholders may notify VMAC of their requests by calling or writing VMAC at its principal executive offices at (212) 859-3525 and 30 Wall Street, 8th Floor, New York, New York 10005.

Transfer Agent; Warrant Agent and Registrar

The registrar and transfer agent for the shares of common stock of VMAC and Pubco and the warrant agent for VMAC’s warrants is Continental Stock Transfer & Trust Company. VMAC has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of the Pubco Ordinary Shares to be issued in connection with the Business Combination will be passed upon by Maples and Calder (Dubai) LLP and the material U.S. federal income tax consequences of the Business Combination will be passed upon by Winston & Strawn LLP.

EXPERTS

The consolidated financial statements of Anghami at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, included in the prospectus of Anghami Inc. and the proxy statement of Vistas Media Acquisition Company Inc., which is referred to and made a part of this prospectus and Registration Statement, have been audited by Ernst & Young — Middle East (Abu Dhabi), independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Anghami’s ability to continue as a going concern as described in Note 2.1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of VMAC included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Marcum LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

WHERE YOU CAN FIND MORE INFORMATION

As a foreign private issuer, after the consummation of the Business Combination, Pubco will be required to file its annual report on Form 20-F with the SEC no later than four months following its fiscal year end. VMAC files annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read VMAC’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

All documents subsequently filed by VMAC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the date on which the special meeting of stockholders is held, shall be deemed to be incorporated by reference into this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, you should contact us by telephone or in writing:

Vistas Media Acquisition Company Inc.
30 Wall Street, 8th Floor
New York, New York 10005
(212) 859-3525
Attention: F. Jacob Cherian, Chief Executive Officer

You may also obtain these documents by requesting them in writing or by telephone from VMAC’s proxy solicitation agent at the following address, telephone number and email:

[__________]
[Address]
Telephone: (###) ### -####
Banks and brokers: (###) ###-####
Email: [    ]@[    ].com

If you are a stockholder of VMAC and would like to request documents, please do so by             , 2021 to receive them before the VMAC special meeting of stockholders. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information in this proxy statement/prospectus relating to VMAC has been supplied by VMAC, and all such information relating to Anghami has been supplied by Anghami. Information provided by either VMAC or Anghami does not constitute any representation, estimate or projection of any other party.

Anghami does not file any annual, quarterly and current reports, proxy statements and other information with the SEC.

None of VMAC, Pubco or Anghami has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
INDEX TO FINANCIAL STATEMENTS

ANGHAMI
Index to combined and consolidated financial statements

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
BALANCE SHEET
(Unaudited)

	Jun 30, 2021	Dec 31, 2020
ASSETS
Current Assets
Cash	$249,095	$709,879
Total Current Assets	249,095	709,879
Cash held in Trust Account	100,065,068	100,049,603
Total Assets	100,314,163	100,759,482
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$132,000	$155,000
Total Current Liabilities	132,000	155,000
Derivative warrant liabilities	12,826,420	10,278,450
Total Liabilities	12,958,420	10,433,450
Commitments and Contingencies
Common stock subject to possible redemption, 8,235,574 and 8,532,603 shares; at redemption value as of June 30, 2021 and December 31, 2020	82,355,742	85,326,031
Stockholders’ Equity
Preferred Stock – $0.0001 par value; 1,000,000 shares authorized; 1,000,000 shares non issued.	—	—
Common Stock Class A – $0.0001 par value; 380,000,000 shares authorized; 2,094,426 and 1,797,397 shares issued and outstanding (excluding 8,226,859 and 8,532,603 subject to redemption)	209	180
Common Stock Class B – $0.0001 par value; 20,000,000 shares authorized; 2,500,000 shares issued and outstanding	250	250
Additional paid-in capital	7,028,195	4,057,934
Accumulated income and (loss)	(2,028,653)	941,637
Total Stockholders’ Equity	5,000,001	5,000,001
Total Liabilities and Stockholders’ Equity	$100,314,163	$100,759,482

The accompanying notes are an integral part of the financial statements

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
STATEMENT OF OPERATIONS
(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	Jun 30, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2020
Revenues	$—	$—	$—	$—

Operating Expenses
General and administrative expenses	229,107	1,590	437,784	1,590
Total Operating Expenses	229,107	1,590	437,784	1,590
Net Loss from Operations	(229,107)	(1,590)	(437,784)	(1,590)

Other Income
Interest income	3,363	—	15,465	—
Change in fair value of warrant liabilities	(5,258,770)	—	(2,547,970)	—
Total other Income/(Loss)	(5,255,407)	—	(2,532,505)	—
Net Loss	(5,484,514)	(1,590)	(2,970,289)	(1,590)
Basic and diluted net income per share	$(1.19)	$(0.00)	$(0.65)	$(0.00)
Weighted average number of common shares outstanding	4,594,426	2,500,000	4,594,426	2,500,000

____________

(1)      Excludes an aggregate of 375,000 shares of common stock that are subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full (Note 5).

The accompanying notes are an integral part of the financial statements

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(Unaudited)

	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares	Amount
Balance at Inception March 27, 2020	—	—	—	—	—
Issuance of common stock to sponsor	2,875,000	288	24,712	—	25,000
Net loss for the period	—	—	—	(1,590)	(1,590)
Balance at June 30, 2020	2,875,000	288	24,712	(1,590)	23,410
Sale of 10,000,000 Units, net of underwriting discount and offering expenses and warrant fair value	10,000,000	1,000	86,058,394	—	86,059,394
Private placement	220,000	22	2,199,978	—	2,200,000
Issuance of shares to underwriters	110,000	11	1,099,989	—	1,100,000
Net Income for the period	—	—	—	943,227	943,227
Common stock subject to redemption	(8,532,603)	(853)	(85,325,177)	—	(85,326,030)
Balance at December 31, 2020	4,297,397	430	4,057,934	941,637	5,000,001
Net loss for the period	—	—	—	(2,970,289)	(2,970,289)
Change in Common stock subject to redemption	297,029	29	2,970,261	—	2,970,289
Balance at June 30, 2021	4,594,426	459	7,028,195	(2,028,653)	5,000,001

____________

(1)      Includes an aggregate of 375,000 shares of common stock that are subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full (Note 5).

The accompanying notes are an integral part of the financial statements

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
STATEMENT OF CASH FLOWS

	For the Period Ended
	Jun 30, 2021	Jun 30, 2020
	Unaudited	Unaudited
Cash Flows from Operating Activities:
Net Loss	$(2,970,289)	$(1,590)
Change in fair value of warrant liabilities	2,547,970	—
Interest earned on marketable securities held in trust account	(15,465)	—
Adjustments to reconcile net income to net cash used in operating activities:
Changes in operating liability:
Change in accounts payable	(23,000)	1,500
Net Cash used in Operating Activities	(460,784)	(90)
Cash Flows from Investing Activities:
Net Cash used in Investing Activities	—	—

Cash flows from Financing Activities
Proceeds of loan from sponsor	—	57,478
Proceeds from issuance of common stock to sponsor	—	25,000
Increase in deferred offering cost	—	(33,838)
Net Cash Provided by Financing Activities	—	48,640

Net increase in cash	(460,784)	48,550
Cash and cash equivalents at beginning of period	$709,879	—
Cash and cash equivalents at end of period	$249,095	$48,550

The accompanying notes are an integral part of the financial statements

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. Description of Organization and Business Operations

Vistas Media Acquisition Company Inc. (the “Company”) was incorporated in Delaware on March 27, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus its search for an initial business combination on companies that are positioned to benefit directly from the growth of digitally available content. While the Company’s efforts to identify a target will not be limited to any particular media and entertainment segment or geography, it intends to focus its search on content, film, post-production and/or visual effects facilities, animation, streaming, augmented and virtual reality, music, digital media, gaming and e-sports. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

The Company’s sponsor is Vistas Media Sponsor, LLC, a Delaware limited liability company (the “Sponsor”).

As of June 30, 2021, the Company had not yet commenced any operations. All activity for the period from March 27, 2020 (inception) through June 30, 2021 relates to the Company’s formation and the initial public offering (“Public Offering” or “IPO”), which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company anticipates it will generate income in the form of interest income from the proceeds derived from the IPO and placed in Trust Account (as defined below) as described below.

Public Offering

The Company completed the sale of 10,000,000 units (the “Units”) at an offering price of $10.00 per Unit in the Public Offering on August 11, 2020. Simultaneously with the closing of the Public Offering, the Company consummated the private placement (the “Private Placement”) of an aggregate of 295,000 private placement units (the “Private Placement Units”) and 500,000 private placement warrants (the “Private Placement Warrants”). The Sponsor purchased 220,000 Private Placement Units and I-Bankers Securities, Inc. (“I-Bankers”) purchased 75,000 Private Placement Units at a price of $10.00 per Private Placement Unit. The Sponsor also purchased 500,000 Private Placement Warrants at a price of $1.00 per Private Warrant. The sale of the 10,000,000 Units in the Public Offering (the “Public Units”) generated gross proceeds of $100,000,000, less underwriting commissions of $1,750,000 (1.75% of the gross proceeds of the Public Offering) and other offering costs of $593,806. The Private Placement Units and Private Placement Warrants generated $3,450,000 of gross proceeds.

Each Unit consists of one (1) share of Class A common stock, par value $0.0001 per share, of the Company (“Class A Common Stock”) and one (1) redeemable warrant to purchase one share of Class A Common Stock (collectively, with the Private Placement Warrants and the warrants underlying the Private Placement Units, the “Warrants”). One Warrant entitles the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share.

The Company also granted the underwriters a 30-day option to purchase up to 1,500,000 additional Units at the Public Offering price less the underwriting discounts.

The Trust Account

Upon completion of the Public Offering, $100,000,000 of proceeds were held in the Company’s trust account at UBS Financial Services Inc., with Continental Stock Transfer& Trust Company acting as trustee (the “Trust Account”), and will be invested in permitted United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that invest only in direct U.S. government treasury obligations. Unless and until the Company completes the Initial Business Combination, it may pay its expenses only from the net proceeds of the Public Offering and the Private Placement held outside the Trust Account.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. Description of Organization and Business Operations (cont.)

Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, the proceeds from the Public Offering may not be released from the Trust Account until the earliest of: (i) the completion of the Initial Business Combination; (ii) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if it does not complete the Initial Business Combination by August 11, 2021, 12 months from the closing of the Public Offering (or up to 18 months from the closing of the Public Offering if the Company extends the period of time to consummate a business combination); or (iii) the redemption of all of the Company’s public shares if the Company is unable to complete the Initial Business Combination by August 11, 2021, 12 months from the closing of the Public Offering (or up to 18 months from the closing of the Public Offering if the Company extends the period of time to consummate a business combination (see Note 8 — subsequent events)) (at which such time up to $100,000 of interest shall be available to the Company to pay dissolution expenses), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the holders of the Company’s public shares (the “public stockholders”).

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, although substantially all of the net proceeds of the Public Offering and the Private Placement are intended to be generally applied toward consummating an Initial Business Combination. The Initial Business Combination must occur with one or more businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account. There is no assurance that the Company will be able to successfully effect an Initial Business Combination.

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their shares upon the completion of the Initial Business Combination, either (i) in connection with a stockholder meeting called to approve the business combination or (ii) by means of a tender offer. However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001.

If the Company holds a stockholder meeting to approve the Initial Business Combination, a public stockholder will have the right to redeem its public shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable. As a result, such shares of Class A common stock have been recorded at redemption amount and classified as temporary equity upon the completion of the Public Offering, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Pursuant to the Company’s amended and restated certificate of incorporation, if the Company is unable to complete the Initial Business Combination by August 11, 2021, 12 months from the closing of the Public Offering (or up to 18 months from the closing of the Public Offering if the Company extends the period of time to consummate a business combination (see Note 8 — subsequent events)), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. Description of Organization and Business Operations (cont.)

The Sponsor and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and Private Placement Shares (as defined below) held by them if the Company fails to complete the Initial Business Combination within 12 months of the closing of the Public Offering (or up to 18 months from the closing of the Public Offering if the Company extends the period of time to consummate a business combination). However, if the Sponsor or any of the Company’s directors or officers acquires shares of Class A common stock in or after the Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if the Company fails to complete the Initial Business Combination within the prescribed time period.

As discussed in Note 8 Subsequent Events, on August 10, 2021, the Extension Payment was deposited by the Sponsor into the Company’s trust account to extend the August 11, 2021 deadline to November 11, 2021. The Sponsor has the option to extend the deadline once more from November 11, 2021 to February 11, 2022.

In the event of a liquidation, dissolution or winding up of the Company after an Initial Business Combination the Company’s remaining stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. The Company’s stockholders have no preemptive or other subscription rights. The Company will provide its stockholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, under the circumstances, and, subject to the limitations, described herein.

NOTE 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. Summary of Significant Accounting Policies (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation limit of $250,000. As of June 30, 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Net Loss Per Ordinary Share

Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. At June 30, 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets were deemed immaterial as of June 30, 2021.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of June 30, 2021. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of June 30, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

NOTE 3. Income Taxes

A reconciliation of income taxes computed at the statutory rate of 21% to the income tax amount recorded is as follows:

Details	30-Jun-21
Income tax expense (credit) at statutory rate	$—
Income tax adjustment	$—
Change of valuation allowance	$—
Income tax expense (credit)	$—

The components of the Company’s deferred tax asset as of June 30, 2021 is as follows:

Details	30-Jun-21
Deferred tax asset – Operating loss carry forward	$—
Operating losses utilized	$—
Valuation allowance	$—
Income tax expense (credit)	$—

As of June 30, 2021, the Company had certain federal net operating loss carryovers (“NOLs”), however under current tax law, only NOLs accrued after 2017 may be carried on indefinitely. Further, utilization of the NOLs may be subject to limitation under the Internal Revenue Code Section 382 should there be a greater than 50% ownership change as determined under regulations.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the assessment, management has established a full valuation allowance against all of the deferred tax asset relating to NOLs for every period because it is more likely than not that all of the deferred tax asset will not be realized.

The Company files income tax returns in the United States federal jurisdiction. No tax returns are currently under examination by any tax authorities.

NOTE 4. Related Party Transactions

Founder Shares

On April 30, 2020, the Sponsor purchased an aggregate of 2,875,000 shares of Class B common stock (the “Founder Shares”) in exchange for a capital contribution of $25,000, or approximately $0.009 per share. On July 1, 2020, the Sponsor transferred 225,000 Founder Shares to PFVI, LLC for a purchase price of $1,500,000. On August 6, 2020, the Sponsor transferred an aggregate of 334,000 Founder Shares to members of its management team and 172,500 Founder Shares to certain of its affiliates.

The Founder Shares are identical to the shares of common stock included in the Units and holders of Founder Shares have the same stockholder rights as public stockholders, except that (i) the Founder Shares and the shares of common stock underlying the Private Placement Units are subject to certain transfer restrictions, and (ii) the Sponsor

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4. Related Party Transactions (cont.)

has entered into a letter agreement, pursuant to which it has agreed (A) to waive its redemption rights with respect to the Founder Shares, and the shares of common stock underlying the Private Placement Units and the Public Units in connection with the completion of a Business Combination and (B) to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares and the shares of common stock underlying the Private Placement Units if the Company fails to complete a Business Combination within 12 months from the closing of the Public Offering (or up to 18 months from the closing of the Public Offering if the Company extends the period of time to consummate a Business Combination (see Note 8 — subsequent events)).

With certain limited exceptions, the Founder Shares are not transferable, assignable or saleable (except to the Company’s officers and directors and other persons or entities affiliated with the Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) one year after the completion of an initial Business Combination or earlier of (B) subsequent to the Company’s initial Business Combination, (i) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (ii) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placements

In addition, the Sponsor purchased, pursuant to written agreements, an aggregate of 220,000 Private Placement Units at $10.00 per Private Placement Unit and 500,000 Private Placement Warrants at $1.00 per Private Placement Warrant for aggregate proceeds of $2,700,000. This purchase took place on a private placement basis simultaneously with the completion of the Initial Public Offering. This issuance was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Administrative Service Fee

The Company has agreed, commencing on the effective date of the Initial Public Offering through the earlier of the Company’s consummation of a Business Combination or its liquidation, to pay the Sponsor a monthly fee of $10,000 for office space, utilities and secretarial and administrative support. The total amounts of administrative service fees expensed for the three months and six months ended June 30, 2021 were $30,000 and $60,000, respectively. Upon completion of the Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, officers and directors or their respective affiliates may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, the Company will repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Such Working Capital Loans would be evidenced by promissory notes. The notes would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, or converted upon consummation of a Business Combination into additional Private Placement Units at a price of $10.00 per Unit (the “Working Capital Units”). As of June 30, 2021, no Working Capital Loans have been issued.

Extension Loans

The Company may extend the period of time to consummate a Business Combination up to two times, each by an additional three months (for a total of 18 months to complete a Business Combination). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliates or designees must

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4. Related Party Transactions (cont.)

deposit into the Trust Account $1,000,000 ($0.10 per Public Share), on or prior to the date of the applicable deadline, up to an aggregate of $2,000,000. Any such payments would be made in the form of a loan. The terms of the loan in connection with the loan have not yet been negotiated. If the Company completes a Business Combination, the Company would repay such loaned amounts out of the proceeds of the Trust Account released to the Company. If the Company does not complete a Business Combination, the Company will not repay such loans.

Registration Rights

The holders of the Founder Shares, private placement securities (and underlying securities) and units that may be issued upon conversion of working capital loans have registration rights to require the Company to register a sale of any of the Company’s securities held by them pursuant to a registration rights agreement. These holders are entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders have “piggy-back” registration rights to include their securities in other registration statements filed by the Company. Notwithstanding the foregoing, I-Bankers may not exercise its demand and “piggyback” registration rights after five and seven years, respectively, after the effective date of the registration statement for the Public Offering and may not exercise its demand rights on more than one occasion.

Business Combination Marketing Agreement

The Company has engaged I-Bankers in connection with its business combination to assist it in holding meetings with stockholders to discuss the potential business combination and the target business’ attributes, introduce it to potential investors that are interested in purchasing its securities in connection with its initial business combination, assist it in obtaining stockholder approval for the business combination and assist it with its press releases and public filings in connection with the business combination. The scope of engagement excludes identifying and/or evaluating possible acquisition candidates. Pursuant to the Company’s agreement with I-Bankers, the marketing fee payable to I-Bankers will be 2.75% of the gross proceeds of the Public Offering. However, if the Company has not consummated its business combination within 12 months from the closing of the Public Offering and the Sponsor elects to extend such period to consummate a business combination by an additional three months and, pursuant to the trust agreement, deposits $1,000,000 (or up to $1,150,000 depending on the extent to which the underwriters’ over-allotment option is exercised) into the trust account, then the marketing fee payable to I-Bankers will be reduced to 1.75% of the gross proceeds of the Public Offering.

Representative’s Shares

On August 11, 2020, the Company issued an aggregate of 35,000 Representative’s Shares to the underwriters, in connection with their services as underwriters for the IPO. The underwriters have agreed not to transfer, assign, or sell any of Representative’s Shares until the completion of the Company’s initial Business Combination. In addition, the underwriters agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of the initial Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to the Representative’s Shares if the Company fails to complete its initial Business Combination within the Combination Period. Based on the IPO price of $10.00 per Unit, the fair value of the 35,000 ordinary shares was $350,000, which was an expense of the IPO resulting in a charge directly to stockholders’ equity upon the completion of the IPO.

The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the registration statement of the Company in connection with the IPO, pursuant to FINRA Rule 5110(g)(1). Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4. Related Party Transactions (cont.)

registration statement, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners.

Representative’s Warrants

On August 11, 2020, the Company issued an aggregate of 500,000 Representative’s Warrants, exercisable at $12.00 per share, to the underwriters in connection with their services as underwriters for the IPO. The Representative’s Warrants may be exercised for cash or on a cashless basis, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of the registration statement of the Company and the closing of the Company’s initial Business Combination and terminating on the fifth anniversary of such effectiveness date. The underwriters have each agreed that neither it nor its designees will be permitted to exercise the warrants after the five-year anniversary of the effective date of the registration statement. The Company accounted for the 500,000 warrants as an expense of the IPO resulting in a charge directly to stockholders’ equity. The fair value of Representative’s Warrants was estimated to be approximately $1,086,000 (or $2.172 per warrant) using the Black-Scholes option-pricing model. The fair value of the Representative’s Warrants granted to the underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 31.5%, (2) risk-free interest rate of 0.29%, share price at $10.00 with a strike price at $12.00 and (3) expected life of five years.

The Representative’s Warrants and such shares purchased pursuant to the Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the registration statement pursuant to FINRA Rule 5110(g)(1). Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 360 days immediately following the effective date of the registration statement, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statement except to any underwriter and selected dealer participating in the IPO and their bona fide officers or partners. The Representative’s Warrants grant to holder’s demand and “piggyback” rights for periods of five and seven years, respectively, from the effective date of the registration statement with respect to the registration under the Securities Act of the ordinary shares issuable upon exercise of the Representative’s Warrants. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions, which will be paid for by the holders themselves. The exercise price and number of ordinary shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a share dividend, or the Company’s recapitalization, reorganization, merger or consolidation. However, the Representative’s Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price.

NOTE 5. Stockholder’s Equity

Class A Common Stock — The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share.

On April 30, 2020, the Company issued 2,875,000 shares of Class B common stock, including an aggregate of up to 375,000 shares of Class B common stock that were subject to forfeiture, to the Company by the initial stockholders for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full, so that the initial stockholders will collectively own 20% of the Company’s issued and outstanding common stock after the Public Offering (excluding the Private Placement Units).

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 5. Stockholder’s Equity (cont.)

Stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders except as required by law.

The Class B common stock will automatically convert into Class A common stock at the time of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders and excluding the Private Placement Units), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Units issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2021, there were no shares of preferred stock issued or outstanding.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Proposed Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless” basis, and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue-sky laws to the extent an exemption is not available.

The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 5. Stockholder’s Equity (cont.)

the Sponsor, I-Bankers or their permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor, I-Bankers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company may call the Public Warrants for redemption:

A.     in whole and not in part;

B.     at a price of $0.01 per warrant;

C.     upon a minimum of 30 days’ prior written notice of redemption; and

D.     if, and only if, the last sales price of the Class A common stock equals or exceeds $18.00 per share on each of 20 trading days within the 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

If the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by the initial stockholders or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price of the Warrants will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

NOTE 6. Fair Value Instruments

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 6. Fair Value Instruments (cont.)

assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:      Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:      Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:      Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of June 30, 2021 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	Level 1	Level 2	Level 3
U. S. Money Market funds	100,065,068
Public Warrants	11,433,000
Private Warrants			1,393,420

Derivative Warrant Liability

The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liability on the Company’s balance sheet. The warrant liability is measured at fair value at inception and on a recurring basis, with any subsequent changes in fair value presented within change in fair value of warrant liability in the Company’s statement of operations.

Initial Measurement and Subsequent Measurement

The Company established the initial fair value for the Warrants on August 11, 2020, the date of the closing of the Initial Public Offering. The company used a Monte Carlo simulation model to value the Public Warrants and a Black-Scholes model to value the Private Warrants.

On June 30, 2021, the Company used NASDAQ trading price of warrants for valuing the Public Warrants and used Black-Scholes model to value the Private Warrants.

The key inputs used into the Monte Carlo simulation and the Black-Scholes models used for warrant valuation from initial valuation till June 30, 2021 are detailed below:

	8/11/2020	12/31/2020	3/31/2021	6/30/2021
	(Initial Measurement)
Risk-free interest rate	0.39%	0.41%	0.99%	1.10%
Expected term (years)	5	5	5	5
Expected volatility	20%	15%	12%	16%
Exercise price	$11.50	$11.50	$11.50	$11.50
Stock price	$9.48	$10.09	$9.90	$9.99
Dividend yield	0	0	0	0

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 6. Fair Value Instruments (cont.)

The following table presents the changes in the fair value of derivative warrant liability:

	Private Warrants	Public Warrants	Derivative Warrant Liability
Fair Value of Warrants as of December 31, 2020	1,178,450	9,100,000	10,278,450
Change in warrant valuation	(310,800)	(2,400,000)	(2,710,800)
Fair Value of Warrants as of March 31, 2021	867,650	6,700,000	7,567,650
Change in warrant valuation	525,770	4,733,000	5,258,770
Fair Value of Warrants as of June 30, 2021	1,393,420	11,433,000	12,826,420

NOTE 7. Merger Agreement

On March 3, 2021, Vistas Media Acquisition Company Inc. (“VMAC” or the “Company”) entered into a Business Combination Agreement (the “Business Combination Agreement”) with Anghami, a Cayman Islands exempted company (“Anghami”), Anghami Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Anghami (“Pubco”), Anghami Vista 1, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“Vistas Merger Sub”), and Anghami Vista 2, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“Anghami Merger Sub”), pursuant to which (i) the Company will merge with and into Vistas Merger Sub, with the Company surviving the merger and continuing as a subsidiary of Pubco, with each outstanding share of the Company converting into the right to receive one share of Pubco and each outstanding warrant of the Company converting into warrants to purchase shares of Pubco on the same terms (the “Vistas Merger”), and (ii) Anghami will merge with and into Anghami Merger Sub, with Anghami surviving the merger and continuing as a subsidiary of Pubco and Anghami’s shareholders receiving shares of Pubco (the “Anghami Merger”). Upon consummation of the transactions contemplated by the Business Combination Agreement (the “Business Combination”), Anghami and the Company will continue to exist as wholly-owned subsidiaries of Pubco.

The Business Combination implies an initial pro-forma enterprise valuation of the combined company of approximately $220 million. Upon the closing of the Business Combination (the “Closing”), Anghami’s shareholders will be entitled to receive either all stock consideration or a combination of cash and stock consideration with an aggregate value of $180 million.

The stock consideration payable to Anghami’s shareholders will be an amount of shares of Pubco equal to (a) $180 million in enterprise value minus the cash consideration paid to such shareholders (if any), divided by (b) $10.00.

Anghami shareholders will receive cash consideration only if the available cash (as further described below) exceeds $50,000,000, in which case the cash consideration will be calculated as the lesser of (i)(A) such available cash minus the outstanding indebtedness of Pubco for borrowed money with a maturity date of more than one year as of the Closing multiplied by (B) 0.3, or (ii) the available cash minus such indebtedness referred to in clause (i)(A) above minus $50,000,000. The available cash at Closing will be calculated by (i) adding the amount available to be released from the Company’s trust account, after taking into account redemptions by the Company’s stockholders, in addition to any cash or cash equivalents of the Company and the net proceeds of private placements of shares of the Company’s common stock to occur immediately prior to the Closing, for which the Company currently has commitments of $40 million, and (ii) subtracting transaction expenses of the Company and Anghami related to the Business Combination. Notwithstanding the foregoing, the cash consideration payable to Anghami shareholders will be reduced, and shareholders will receive a proportional increase in stock consideration at a price of $10.00 per share, by the minimum amount necessary for Pubco to satisfy the “substantiality” test of Treasury Regulation 1.367(a)-3(c)(3)(iii), but if such “substantiality” test cannot be met if the cash consideration is reduced to zero (with the proportional increase in stock consideration) then no such reduction in cash consideration will be made.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7. Merger Agreement (cont.)

Pubco’s board of directors will consist of eleven individuals allocated among three classes, and a majority of those directors will qualify as independent directors under applicable rules of the Nasdaq Capital Market (“Nasdaq”). Immediately after the Closing, the following individuals will be designated and appointed to the Pubco board of directors: (i) three directors designated by the Company prior to the Closing, including at least two who qualify as independent directors under Nasdaq rules, with none appointed to the first class, two appointed to the second class and one appointed to the third class; (ii) six directors designated by Anghami prior to the Closing, including at least three who qualify as independent directors under Nasdaq rules, with one appointed to the first class, two appointed to the second class, and three appointed to the third class; and (iii) two directors designated by Shuaa Capital psc (“Shuaa”), both appointed to the first class and at least one of whom will qualify as an independent director under Nasdaq rules. In the event the number of directors on the board changes prior to the Closing, the rights to designate directors will be adjusted such that Anghami will retain the ability to designate a majority of the directors.

The parties to the Business Combination Agreement have made customary representations, warranties and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of the Company and Anghami and its subsidiaries prior to the closing of the Business Combination.

The closing of the Business Combination is subject to certain customary conditions, including, among other things: (i) the approval by VMAC’s stockholders of the Business Combination Agreement, the Business Combination, and certain other actions related thereto; (ii) Anghami and the Company each receiving evidence that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the Closing; (iii) VMAC having at least $40 million of cash at the closing of the Business Combination, consisting of cash held in its trust account and the aggregate amount of cash actually invested in (or contributed to) the Company pursuant to the Subscription Agreements (as defined below), after giving effect to redemptions of public shares, if any, but before giving effect to the consummation of the closing of the Business Combination and the payment of Anghami’s and VMAC’s outstanding transaction expenses as contemplated by the Business Combination Agreement; (iv) the shares of Class A common stock of Pubco to be issued in connection with the Business Combination having been approved for listing on Nasdaq subject only to official notice of issuance thereof and (v) the execution of the Sponsor Agreement Amendment and the Registration Rights Agreement.

The Business Combination Agreement may be terminated by VMAC or Anghami under certain circumstances, including, among others, (i) by written consent of VMAC and Anghami, (ii) by either VMAC or Anghami if the closing of the Business Combination has not occurred on or before December 31, 2021, and (iii) by VMAC or Anghami if VMAC has not obtained the required approval of its stockholders.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about VMAC, Anghami or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7. Merger Agreement (cont.)

“SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Sponsor Agreement

In connection with the Company’s entrance into the Business Combination Agreement, it will also enter into a Sponsor Agreement (the “Sponsor Agreement”) with Anghami, Vistas Media Sponsor, LLC (the “Sponsor”) and certain of the Company’s officers, the members of the Company’s board of directors and other holders of the Company’s common stock (the “SPAC Insiders”), pursuant to which, among other things, the SPAC Insiders will agree to vote any of the Company’s shares of common stock held by them in favor of the Business Combination and to not redeem any such shares at the special meeting of stockholders to be held in connection with the Business Combination. In addition, the SPAC Insiders will agree to not transfer (i) any of the Company’s shares of Class B common stock, par value $0.0001 per share (the “Founder Shares”), held by them for one year after the Closing, subject to certain permitted transfers and a potential early release of such restrictions as set forth therein, and (ii) any private placement warrants or any shares of Class A common stock issued or issuable upon exercise thereof until 30 days after the Closing. The Sponsor Agreement will amend and restate that certain letter agreement, dated as of August 6, 2020, between the Company and the SPAC Insiders that was entered into in connection with the Company’s initial public offering.

The foregoing description of the Sponsor Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Agreement, the form of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Restrictive Covenant Agreements

In connection with the Company’s entrance into the Business Combination Agreement, it also entered into Restrictive Covenant Agreements (the “Restrictive Covenant Agreements”) pursuant to which, among other things, certain executive officers of Anghami (the “Anghami Executives”) agreed that, for a period of two years, the Anghami Executives will not (i) work for or with, own, invest in, render any service or advice to or otherwise assist (in each case, whether or not for compensation) or act as an officer, director, employee, partner or independent contractor, directly or indirectly, for any competing music streaming business in several countries in the Middle East and North Africa region and (ii) solicit, hire, induce, encourage or attempt to solicit, hire, induce or encourage any employee of Pubco, Vistas, the Company or its subsidiaries to leave the employ of such entity.

The foregoing description of the Restrictive Covenant Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Restrictive Covenant Agreements, the form of which is filed as Exhibit 10.2 hereto and are incorporated by reference herein.

Subscription Agreements

The Company and Pubco entered into subscription agreements (the “Subscription Agreements”), each dated as of March 3, 2021, with (i) Shuaa and (ii) Vistas Media Capital Pte. Ltd. (“Vistas Media Capital”), the parent of the Sponsor, pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close immediately prior to the closing of the Business Combination, an aggregate of 4,000,000 shares of the Company’s Class A common stock for $10 per share, 3,000,000 of which will be issued to Shuaa and 1,000,000 of which will be issued to Vistas Media Capital.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7. Merger Agreement (cont.)

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreements, the form of which is filed as Exhibit 10.3 hereto and is incorporated by reference herein.

Amended and Restated Registration Rights Agreement

In connection with the Company’s entrance into the Business Combination Agreement, it will also enter into an Amended and Restated Registration Rights Agreement (the “A&R RRA”) with Pubco, the Sponsor, I-Bankers Securities Inc. (“I-Bankers”), the Company’s directors and officers, the SPAC Insiders and certain of Anghami’s shareholders, which, among other things, will amend and restate the registration rights agreement entered into by and among the Company, the Company’s initial directors, officers, the SPAC Insiders, I-Bankers and the Sponsor at the time of the Company’s initial public offering. Pursuant to the terms of the A&R RRA, among other things, Pubco will provide the parties to the A&R RRA certain demand, piggyback and shelf registration rights.

The foregoing description of the Registration Rights Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Registration Rights Agreement, a copy of which is filed as Exhibit 10.4 hereto and is incorporated by reference herein.

Lock-Up Agreement

In connection with the Company’s entrance into the Business Combination Agreement, Pubco will also enter into a Lock-Up Agreement (the “Lock-Up Agreement”) with certain of Anghami’s shareholders, pursuant to which, among other things, such shareholders will agree to not transfer any shares of Anghami held by them prior to 6 months after the Closing, subject to certain permitted transfers and a potential early release of such restrictions as set forth therein.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 10.5 hereto and is incorporated by reference herein.

NOTE 8. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below or in these financial statements, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On July 15, 2021, the Company entered into an agreement (the “Truist Agreement”) with Truist Securities, Inc. (“Truist”), pursuant to which Truist shall act (i) as placement agent in connection with the Company’s proposed issuance, offering and sale of private placement securities (the “PIPE Offering”) in connection with a potential business combination between the Company and Anghami and (ii) as capital markets advisor in connection with the potential business combination. As compensation for Truist’s services, the Company agreed to pay Truist (i) a placement fee equal to 6.0% of the gross proceeds raised in the PIPE Offering (the “Placement Fee”), payable at closing and (ii) an advisory fee equal to $750,000 (the “Advisory Fee”), payable upon the closing of a business combination and creditable against the Placement Fee. Truist also received a 36-month right of first refusal, commencing on the expiration or termination of Truist’s services under the Truist Agreement (other than a termination for cause), (i) to act as lead managing underwriter, lead initial purchaser or lead placement agent for any financing involving debt or equity securities of the Company and as lead arranger of any syndicated loan financing undertaken on behalf of the Company or any of its affiliates (in each case acting as sole or joint active book runner with lead left placement and entitled to at least 50% of the aggregate economics payable to the underwriters, initial purchasers, placement agents or arrangers in the applicable transaction), (ii) exclusive financial advisor to the Company or its applicable affiliates in the event of any acquisition of a business (other than a business combination) by the Company or any of its affiliates, and (iii) financial advisor to the Company or its applicable affiliate in the

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 8. Subsequent Events (cont.)

event of any significant disposition, sale, merger or other extraordinary corporate transaction (other than a business combination) involving the Company or any its affiliates or any of its or their assets, securities or businesses, whether by way of purchase or sale of securities or assets, merger, consolidation, reorganization, recapitalization, spin-off, split-off or otherwise.

On August 10, 2021, an aggregate of $1,000,000 (the “Extension Payment”) was deposited by Vistas Media Sponsor, LLC, a Delaware limited liability company (“Sponsor”), into the trust account of the Company for the Company’s public stockholders, representing $0.10 per public share, which enables the Company to extend the period of time it has to consummate its Initial Business Combination by three months to November 11, 2021 (the “Extension”). The Extension is the first of up to two three-month extensions permitted under the Company’s governing documents and provides the Company with additional time to complete its proposed Initial Business Combination with Anghami, Inc.

The Sponsor loaned the Extension Payment to the Company in order to support the Extension and caused the Extension Payment to be deposited in the Company’s trust account for its public stockholders. In connection with the Extension Payment, the Company issued to Sponsor an unsecured promissory note (the “Note”) having a principal amount equal to the amount of the Extension Payment. The Note bears no interest and will be due and payable (subject to the waiver against trust provisions) on the earlier of (i) the date on which the Business Combination is consummated and (ii) the date of the liquidation of the Company.

The following events constitute events of default under the Note:

1.      Failure to make the required payments under the Note when due;

2.      The voluntary liquidation of the Company; and

3.      The involuntary bankruptcy of the Company

The Note was issued pursuant to an exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Vistas Media Acquisition Company Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Vistas Media Acquisition Company Inc. (the Company) as of December 31, 2020, and the related statements of operations, changes in stockholders’ equity, and cash flows for the period from March 27, 2020 (date of inception) through December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from March 27, 2020 (date of inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 2 to the financial statements, the Securities and Exchange Commission issued a public statement entitled Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Public Statement”) on April 12, 2021, which discusses the accounting for certain warrants as liabilities. The Company previously accounted for its warrants as equity instruments. Management evaluated its warrants against the Public Statement, and determined that the warrants should be accounted for as liabilities. Accordingly, the 2020 financial statements have been restated to correct the accounting and related disclosure for the warrants.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Prager Metis CPA’s LLC

We have served as the Company’s auditor since 2020

Hackensack, New Jersey
April 15, 2021, except for Note 2, as to which the date is May 24, 2021

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
BALANCE SHEET
DECEMBER 31, 2020
(As Restated)

ASSETS
Current Assets
Cash	$709,879
Total Current Assets	709,879

Cash held in Trust Account	100,049,603

Total Assets	100,759,482

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued expenses	$155,000
Total Current Liabilities	155,000

Derivative warrant liabilities	10,278,450
Total Liabilities	10,433,450
Commitments and Contingencies
Common stock subject to possible redemption, 8,532,603 shares; at redemption value	85,326,031

Stockholders’ Equity
Preferred Stock – $0.0001 par value; 1,000,000 shares authorized; 1,000,000 shares non issued.	—
Common Stock Class A – $0.0001 par value; 380,000,000 shares authorized; 1,797,397 shares issued and outstanding (excluding 8,532,603 subject to redemption)	180
Common Stock Class B – $0.0001 par value; 20,000,000 shares authorized; 2,500,000 shares issued and outstanding	250
Additional paid-in capital	4,057,934
Accumulated deficit	941,637
Total Stockholders’ Equity	5,000,001
Total Liabilities and Stockholders’ Equity	$100,759,482

The accompanying notes are an integral part of the financial statements

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MARCH 27, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(As Restated)

Revenues	$—

Operating Expenses
General and administrative expenses	576,316
Total Operating Expenses	576,316

Net Loss from Operations	(576,316)

Other Income
Interest income	49,603
Change in fair value of warrant liabilities	1,468,350
Total other Income	1,517,953

Net Income	941,637

Basic and diluted net loss per share	$0.22
Weighted average number of common shares outstanding	4,297,397

The accompanying notes are an integral part of the financial statements

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM MARCH 27, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(As Restated)

	Common Stock		Additional Paid In Capital	Accumulated Deficit/Income	Total Stockholder’s Equity
	Shares	Amount
Balance at Inception March 27, 2020	—	—	—	—	—
Issuance of common stock to sponsor	2,500,000	250	24,750	—	25,000
Sale of 10,000,000 Units, net of underwriting discount and offering expenses and warrant fair value	10,000,000	1,000	86,058,394	—	86,059,394
Private placement	220,000	22	2,199,978	—	2,200,000
Issuance of shares to underwriters	110,000	11	1,099,989	—	1,100,000
Net Income for the period	—	—	—	941,637	941,637
Common stock subject to redemption	(8,532,603)	(853)	(85,325,177)	—	(85,326,030)
Balance at December 31, 2020	4,297,397	430	4,057,934	941,637	5,000,001

The accompanying notes are an integral part of the financial statements

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM MARCH 27, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(As Restated)

Cash Flows from Operating Activities:

Net Income	$941,637
Change in fair value of warrant liabilities	$(1,468,350)
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	$(49,603)
Changes in operating liability:
Increase in accounts payable	155,000
Net Cash used in Operating Activities	(421,314)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(100,000,000)
Net Cash used in Investing Activities	(100,000,000)

Cash flows from Financing Activities
Gross proceeds from sale of Units, net of commissions	98,931,193
Proceeds from sale of Private Units	2,200,000
Proceeds from note payable – related party, net	384,978
Repayment of note payable – related party, net	(384,978)
Net Cash Provided by Financing Activities	101,131,193

Net increase in cash	709,879
Cash and cash equivalents at beginning of period	—
Cash and cash equivalents at end of period	709,879

The accompanying notes are an integral part of the financial statements

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. Description of Organization and Business Operations

Vistas Media Acquisition Company Inc. (the “Company”) was incorporated in Delaware on March 27, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus its search for an initial business combination on companies that are positioned to benefit directly from the growth of digitally available content. While the Company’s efforts to identify a target will not be limited to any particular media and entertainment segment or geography, it intends to focus its search on content, film, post -production and/or visual effects facilities, animation, streaming, augmented and virtual reality, music, digital media, gaming and e-sports. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

The Company’s sponsor is Vistas Media Sponsor, LLC, a Delaware limited liability company (the “Sponsor”).

As of December 31, 2020, the Company had not yet commenced any operations. All activity for the period from March 27, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (“Public Offering” or “IPO”), which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company anticipates it will generate income in the form of interest income from the proceeds derived from the IPO and placed in Trust Account (as defined below) as described below.

Public Offering

The Company completed the sale of 10,000,000 units (the “Units”) at an offering price of $10.00 per Unit in the Public Offering on August 11, 2020. Simultaneously with the closing of the Public Offering, the Company consummated the private placement (the “Private Placement”) of an aggregate of 295,000 private placement units (the “Private Placement Units”) and 500,000 private placement warrants (the “Private Placement Warrants”). The Sponsor purchased 220,000 Private Placement Units and I-Bankers Securities, Inc. (“I-Bankers”) purchased 75,000 Private Placement Units at a price of $10.00 per Private Placement Unit. The Sponsor also purchased 500,000 Private Placement Warrants at a price of $1.00 per Private Warrant. The sale of the 10,000,000 Units in the Public Offering (the “Public Units”) generated gross proceeds of $100,000,000, less underwriting commissions of $1,750,000 (1.75% of the gross proceeds of the Public Offering) and other offering costs of $593,806. The Private Placement Units and Private Placement Warrants generated $3,450,000 of gross proceeds.

Each Unit consists of one (1) share of Class A common stock, par value $0.0001 per share, of the Company (“Class A Common Stock”) and one (1) redeemable warrant to purchase one share of Class A Common Stock (collectively, with the Private Placement Warrants and the warrants underlying the Private Placement Units, the “Warrants”). One Warrant entitles the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share.

The Company also granted the underwriters a 30-day option to purchase up to 1,500,000 additional Units at the Public Offering price less the underwriting discounts.

The Trust Account

Upon completion of the Public Offering, $100,000,000 of proceeds were held in the Company’s trust account at UBS Financial Services Inc., with Continental Stock Transfer & Trust Company acting as trustee (the “Trust Account”), and will be invested in permitted United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that invest only in direct U.S. government treasury obligations. Unless and until the Company completes the Initial Business Combination, it may pay its expenses only from the net proceeds of the Public Offering and the Private Placement held outside the Trust Account.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. Description of Organization and Business Operations (cont.)

Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, the proceeds from the Public Offering may not be released from the Trust Account until the earliest of: (i) the completion of the Initial Business Combination; (ii) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if it does not complete the Initial Business Combination by August 11, 2021, 12 months from the closing of the Public Offering (or up to 18 months from the closing of the Public Offering if the Company extends the period of time to consummate a business combination); or (iii) the redemption of all of the Company’s public shares if the Company is unable to complete the Initial Business Combination by August 11, 2021, 12 months from the closing of the Public Offering (or up to 18 months from the closing of the Public Offering if the Company extends the period of time to consummate a business combination) (at which such time up to $100,000 of interest shall be available to the Company to pay dissolution expenses), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the holders of the Company’s public shares (the “public stockholders”).

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, although substantially all of the net proceeds of the Public Offering and the Private Placement are intended to be generally applied toward consummating an Initial Business Combination. The Initial Business Combination must occur with one or more businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account. There is no assurance that the Company will be able to successfully effect an Initial Business Combination.

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their shares upon the completion of the Initial Business Combination, either (i) in connection with a stockholder meeting called to approve the business combination or (ii) by means of a tender offer. However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001.

If the Company holds a stockholder meeting to approve the Initial Business Combination, a public stockholder will have the right to redeem its public shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable. As a result, such shares of Class A common stock have been recorded at redemption amount and classified as temporary equity upon the completion of the Public Offering, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Pursuant to the Company’s amended and restated certificate of incorporation, if the Company is unable to complete the Initial Business Combination by August 11, 2021, 12 months from the closing of the Public Offering (or up to 18 months from the closing of the Public Offering if the Company extends the period of time to consummate a business combination), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. Description of Organization and Business Operations (cont.)

The Sponsor and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and Private Placement Shares (as defined below) held by them if the Company fails to complete the Initial Business Combination within 12 months of the closing of the Public Offering (or up to 18 months from the closing of the Public Offering if the Company extends the period of time to consummate a business combination). However, if the Sponsor or any of the Company’s directors or officers acquires shares of Class A common stock in or after the Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if the Company fails to complete the Initial Business Combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the Company after an Initial Business Combination the Company’s remaining stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. The Company’s stockholders have no preemptive or other subscription rights. The Company will provide its stockholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, under the circumstances, and, subject to the limitations, described herein.

NOTE 2. Restatement of Previously Issued Financial Statements

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to being treated as equity. The Company previously accounted for the Warrants as component of equity.

In response to the SEC Statement, the Company reevaluated the accounting treatment of (i) the 10,000,000 redeemable warrants (the “Public Warrants”) that were included in the Units issued by the Company in its IPO and (ii) the 500,000 redeemable warrants that were issued to the Company’s sponsor in a private placement that closed concurrently with the closing of the IPO. The Company previously accounted for the Warrants as components of equity.

In further consideration of the guidance in Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging; Contracts in Entity’s Own Equity, the Company concluded that the terms of the Warrant Agreement preclude the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, management concluded that the Warrants should be recorded as derivative liabilities on the Balance Sheet and measured at fair value at issuance (on the date of the consummation of the IPO) and at each reporting date in accordance with ASC 820, Fair Value Measurement, with changes in fair value recognized in the Statement of Operations in the period of the change. In accordance with ASC 825-10 “Financial Instruments”, the Company has concluded that a portion of the transaction costs which directly related to the Initial Public Offering and the Private Placement, which were previously charged to stockholders’ equity, should be allocated to the Warrants based on their relative fair value against total proceeds, and recognized as transaction costs in the statement of operations.

The Company’s management and the audit committee of the Company’s Board of Directors concluded that it is appropriate to restate (i) the Company’s previously issued audited financial statements as of December 31, 2020. The restated classification and reported values of the Warrants as accounted for under ASC 815-40 are included in the financial statements herein.

The Company’s accounting for the warrants as components of equity instead of as derivative liabilities did not have any effect on the Company’s previously reported operating expenses, cash flows or cash.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. Restatement of Previously Issued Financial Statements (cont.)

The following tables summarize the effect of the restatement on each financial statement line item as of the dates, and for the period, indicated:

	As Previously Reported	Adjustments	As Restated
Balance Sheet at December 31, 2020
Warrant Liability Intial August 11, 2020	—	11,746,800	11,746,800
Change in fair value of warrants	—	(1,468,350)	—
Total Liabilities	48,478	10,278,450	10,326,928
Class A common stock subject to possible redemption	95,604,480	(10,278,450)	85,326,030
Class A common stock	77	103	180
Additional paid-in capital	5,526,387	(1,468,453)	4,057,934
Accumulated deficit	(526,713)	1,468,350	941,637
Class B common stock	250	—	250
Total Stockholders’ Equity	5,000,001	—	5,000,001

Statement of Operations for the period from March 27, 2020 (inception) through December 31, 2020
Unrealized loss/Gain on change in fair value of warrant liability	—	1,468,350	1,468,350
Total other income (expense)	49,603	1,468,350	1,517,953
Net Income (Loss)	(526,713)	1,468,350	941,637
Basic and diluted net Income (loss) per share	(0.16)	0.34	0.22

Statement of Cash Flows for the period from March 27, 2020 (inception) through December 31, 2020
Cash Flows from Operating Activities:
Net Income (Loss)	(526,713)	1,468,350	941,637
Unrealized gain on change in fair value of warrant liability Transactions costs	—	1,468,350	1,468,350

NOTE 3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 3. Summary of Significant Accounting Policies (cont.)

the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation limit of $250,000. As of December 31, 2020, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Net Loss Per Ordinary Share

Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets were deemed immaterial as of December 31, 2020.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2020. The Company recognizes accrued interest and penalties

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 3. Summary of Significant Accounting Policies (cont.)

related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

NOTE 4. Income Taxes

A reconciliation of income taxes computed at the statutory rate of 21% to the income tax amount recorded is as follows:

Details	31-Dec-20
Income tax expense (credit) at statutory rate	$—
Income tax adjustment	$—
Change of valuation allowance	$—
Income tax expense (credit)	$—

The components of the Company’s deferred tax asset as of December 31, 2020 is as follows:

Details	31-Dec-20
Deferred tax asset – Operating loss carry forward	$121,026
Operating losses utilized	$—
Valuation allowance	$(121,026)
Income tax expense (credit)	$—

As of December 31, 2020, the Company had certain federal net operating loss carryovers (“NOLs”), however under current tax law, only NOLs accrued after 2017 may be carried on indefinitely. Further, utilization of the NOLs may be subject to limitation under the Internal Revenue Code Section 382 should there be a greater than 50% ownership change as determined under regulations.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the assessment, management has established a full valuation allowance against all of the deferred tax asset relating to NOLs for every period because it is more likely than not that all of the deferred tax asset will not be realized.

The Company files income tax returns in the United States federal jurisdiction. No tax returns are currently under examination by any tax authorities.

NOTE 5. Related Party Transactions

Founder Shares

On April 30, 2020, the Sponsor purchased an aggregate of 2,875,000 shares of Class B common stock (the “Founder Shares”) in exchange for a capital contribution of $25,000, or approximately $0.009 per share. On July 1, 2020, the Sponsor transferred 225,000 Founder Shares to PFVI, LLC for a purchase price of $1,500,000. On August 6, 2020, the Sponsor transferred an aggregate of 334,000 Founder Shares to members of its management team and 172,500 Founder Shares to certain of its affiliates.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 5. Related Party Transactions (cont.)

The Founder Shares are identical to the shares of common stock included in the Units and holders of Founder Shares have the same stockholder rights as public stockholders, except that (i) the Founder Shares and the shares of common stock underlying the Private Placement Units are subject to certain transfer restrictions, and (ii) the Sponsor has entered into a letter agreement, pursuant to which it has agreed (A) to waive its redemption rights with respect to the Founder Shares, and the shares of common stock underlying the Private Placement Units and the Public Units in connection with the completion of a Business Combination and (B) to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares and the shares of common stock underlying the Private Placement Units if the Company fails to complete a Business Combination within 12 months from the closing of the Public Offering (or up to 18 months from the closing of the Public Offering if the Company extends the period of time to consummate a Business Combination).

With certain limited exceptions, the Founder Shares are not transferable, assignable or saleable (except to the Company’s officers and directors and other persons or entities affiliated with the Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) one year after the completion of an initial Business Combination or earlier of (B) subsequent to the Company’s initial Business Combination, (i) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (ii) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placements

In addition, the Sponsor purchased, pursuant to written agreements, an aggregate of 220,000 Private Placement Units at $10.00 per Private Placement Unit and 500,000 Private Placement Warrants at $1.00 per Private Placement Warrant for aggregate proceeds of $2,700,000. This purchase took place on a private placement basis simultaneously with the completion of the Initial Public Offering. This issuance was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Administrative Service Fee

The Company has agreed, commencing on the effective date of the Initial Public Offering through the earlier of the Company’s consummation of a Business Combination or its liquidation, to pay the Sponsor a monthly fee of $10,000 for office space, utilities and secretarial and administrative support. As of December 31, 2020, the Company has paid $85,000 which is presented as general and administrative expense on the accompanying statement of operations.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, officers and directors or their respective affiliates may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Such Working Capital Loans would be evidenced by promissory notes. The notes would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, or converted upon consummation of a Business Combination into additional Private Placement Units at a price of $10.00 per Unit (the “Working Capital Units”). As of December 31, 2020, no Working Capital Loans have been issued.

Extension Loans

The Company may extend the period of time to consummate a Business Combination up to two times, each by an additional three months (for a total of 18 months to complete a Business Combination). In order to extend the time

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 5. Related Party Transactions (cont.)

available for the Company to consummate a Business Combination, the Sponsor or its affiliates or designees must deposit into the Trust Account $1,000,000 ($0.10 per Public Share), on or prior to the date of the applicable deadline, up to an aggregate of $2,000,000. Any such payments would be made in the form of a loan. The terms of the loan in connection with the loan have not yet been negotiated. If the Company completes a Business Combination, the Company would repay such loaned amounts out of the proceeds of the Trust Account released to the Company. If the Company does not complete a Business Combination, the Company will not repay such loans.

Registration Rights

The holders of the Founder Shares, private placement securities (and underlying securities) and units that may be issued upon conversion of working capital loans have registration rights to require the Company to register a sale of any of the Company’s securities held by them pursuant to a registration rights agreement. These holders are entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders have “piggy-back” registration rights to include their securities in other registration statements filed by the Company. Notwithstanding the foregoing, I-Bankers may not exercise its demand and “piggyback” registration rights after five and seven years, respectively, after the effective date of the registration statement for the Public Offering and may not exercise its demand rights on more than one occasion.

Business Combination Marketing Agreement

The Company has engaged I-Bankers in connection with its business combination to assist it in holding meetings with stockholders to discuss the potential business combination and the target business’ attributes, introduce it to potential investors that are interested in purchasing its securities in connection with its initial business combination, assist it in obtaining stockholder approval for the business combination and assist it with its press releases and public filings in connection with the business combination. The scope of engagement excludes identifying and/or evaluating possible acquisition candidates. Pursuant to the Company’s agreement with I-Bankers, the marketing fee payable to I-Bankers will be 2.75% of the gross proceeds of the Public Offering. However, if the Company has not consummated its business combination within 12 months from the closing of the Public Offering and the Sponsor elects to extend such period to consummate a business combination by an additional three months and, pursuant to the trust agreement, deposits $1,000,000 (or up to $1,150,000 depending on the extent to which the underwriters’ over-allotment option is exercised) into the trust account, then the marketing fee payable to I-Bankers will be reduced to 1.75% of the gross proceeds of the Public Offering.

Representative’s Shares

On August 11, 2020, the Company issued an aggregate of 35,000 Representative’s Shares to the underwriters, in connection with their services as underwriters for the IPO. The underwriters have agreed not to transfer, assign, or sell any of Representative’s Shares until the completion of the Company’s initial Business Combination. In addition, the underwriters agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of the initial Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to the Representative’s Shares if the Company fails to complete its initial Business Combination within the Combination Period. Based on the IPO price of $10.00 per Unit, the fair value of the 35,000 ordinary shares was $350,000, which was an expense of the IPO resulting in a charge directly to stockholders’ equity upon the completion of the IPO.

The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the registration statement of the Company in connection with the IPO, pursuant to FINRA Rule 5110(g)(1). Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 5. Related Party Transactions (cont.)

registration statement, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners.

Representative’s Warrants

On August 11, 2020, the Company issued an aggregate of 500,000 Representative’s Warrants, exercisable at $12.00 per share, to the underwriters in connection with their services as underwriters for the IPO. The Representative’s Warrants may be exercised for cash or on a cashless basis, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of the registration statement of the Company and the closing of the Company’s initial Business Combination and terminating on the fifth anniversary of such effectiveness date. The underwriters have each agreed that neither it nor its designees will be permitted to exercise the warrants after the five-year anniversary of the effective date of the registration statement. The Company accounted for the 500,000 warrants as an expense of the IPO resulting in a charge directly to stockholders’ equity. The fair value of Representative’s Warrants was estimated to be approximately $1,086,000 (or $2.172 per warrant) using the Black-Scholes option-pricing model. The fair value of the Representative’s Warrants granted to the underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 31.5%, (2) risk-free interest rate of 0.29%, share price at $10.00 with a strike price at $12.00 and (3) expected life of five years.

The Representative’s Warrants and such shares purchased pursuant to the Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the registration statement pursuant to FINRA Rule 5110(g)(1). Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 360 days immediately following the effective date of the registration statement, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statement except to any underwriter and selected dealer participating in the IPO and their bona fide officers or partners. The Representative’s Warrants grant to holder’s demand and “piggyback” rights for periods of five and seven years, respectively, from the effective date of the registration statement with respect to the registration under the Securities Act of the ordinary shares issuable upon exercise of the Representative’s Warrants. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions, which will be paid for by the holders themselves. The exercise price and number of ordinary shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a share dividend, or the Company’s recapitalization, reorganization, merger or consolidation. However, the Representative’s Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price.

NOTE 6. Stockholder’s Equity

Class A Common Stock — The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share.

On April 30, 2020, the Company issued 2,875,000 shares of Class B common stock, including an aggregate of up to 375,000 shares of Class B common stock that were subject to forfeiture, to the Company by the initial stockholders for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full, so that the initial stockholders will collectively own 20% of the Company’s issued and outstanding common stock after the Public Offering (excluding the Private Placement Units).

Stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders except as required by law.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 6. Stockholder’s Equity (cont.)

The Class B common stock will automatically convert into Class A common stock at the time of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders and excluding the Private Placement Units), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Units issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020, there were no shares of preferred stock issued or outstanding.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Proposed Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless” basis, and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue-sky laws to the extent an exemption is not available.

The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor, I-Bankers or their permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor, I- Bankers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 6. Stockholder’s Equity (cont.)

The Company may call the Public Warrants for redemption:

A.     in whole and not in part;

B.     at a price of $0.01 per warrant;

C.     upon a minimum of 30 days’ prior written notice of redemption; and

D.     if, and only if, the last sales price of the Class A common stock equals or exceeds $18.00 per share on each of 20 trading days within the 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

If the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by the initial stockholders or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price of the Warrants will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

NOTE 7. Fair Value Instruments

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:      Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7. Fair Value Instruments (cont.)

Level 2:      Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:      Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

There were no assets measured on a recurring basis at fair value at December 31, 2020. At December 31, 2020, there were cash and marketable securities held in trust in the amount of $100,759,482 with a fair value hierarchy of Level 1 that was used as valuation inputs by the Company to determine such fair value.

Derivative Warrant Liability

The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liability on the Company’s balance sheet. The warrant liability is measured at fair value at inception and on a recurring basis, with any subsequent changes in fair value presented within change in fair value of warrant liability in the Company’s statement of operations. The Warrants were classified within Level 3 of the fair value hierarchy at the measurement dates due to the use of unobservable inputs.

Initial Measurement and Subsequent Measurement

The Company established the initial fair value for the Warrants on August 11, 2020, the date of the closing of the Initial Public Offering, and subsequent fair value as of December 31, 2020. The Public Warrants and Private Placement Warrants are measured at fair value on a recurring basis, using an Options Pricing Model (the “OPM”).

The Company utilizes the OPM to value the Warrants at each reporting period, with any subsequent changes in fair value recognized in the statement of operations. The estimated fair value of the warrant liability is determined using Level 3 inputs. Inherent in the OPM are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its shares of common stock based on historical volatility that matches the expected remaining life of the Warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the Warrants. The expected life of the Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero. The aforementioned warrant liability is not subject to qualified hedge accounting.

	8/11/2020 (Initial Measurement)	12/31/2020
Risk-free interest rate	0.39%	0.41%
Expected term (years)	5	5
Expected volatility	20%	15%
Exercise price	$11.50	$11.50
Stock price	$9.48	$10.09
Dividend yield	0%	0%

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7. Fair Value Instruments (cont.)

The following table presents the changes in the fair value of derivative warrant liability:

	Private Placement	Public	Derivative Warrant Liability
Fair value as of January 1, 2020
Initial measurement on August 11 2020	1,346,800	10,400,000	11,746,800
Change in valuation inputs or other assumptions(1)	168,350	1,300,000	1,468,350
Fair value as of December 31, 2020	1,178,450	9,100,000	10,278,450

____________

(1)      Changes in valuation inputs or other assumptions are recognized in Change in fair value of warrant liability in the statement of operations.

NOTE 8. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below or in these financial statements, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Merger Agreement

On March 3, 2021, Vistas Media Acquisition Company Inc. (“VMAC” or the “Company”) entered into a Business Combination Agreement (the “Business Combination Agreement”) with Anghami, a Cayman Islands exempted company (“Anghami”), Anghami Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Anghami (“Pubco”), Anghami Vista 1, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“Vistas Merger Sub”), and Anghami Vista 2, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“Anghami Merger Sub”), pursuant to which (i) the Company will merge with and into Vistas Merger Sub, with the Company surviving the merger and continuing as a subsidiary of Pubco, with each outstanding share of the Company converting into the right to receive one share of Pubco and each outstanding warrant of the Company converting into warrants to purchase shares of Pubco on the same terms (the “Vistas Merger”), and (ii) Anghami will merge with and into Anghami Merger Sub, with Anghami surviving the merger and continuing as a subsidiary of Pubco and Anghami’s shareholders receiving shares of Pubco (the “Anghami Merger”). Upon consummation of the transactions contemplated by the Business Combination Agreement (the “Business Combination”), Anghami and the Company will continue to exist as wholly owned subsidiaries of Pubco.

The Business Combination implies an initial pro-forma enterprise valuation of the combined company of approximately $220 million. Upon the closing of the Business Combination (the “Closing”), Anghami’s shareholders will be entitled to receive either all stock consideration or a combination of cash and stock consideration with an aggregate value of $180 million.

The stock consideration payable to Anghami’s shareholders will be an amount of shares of Pubco equal to (a) $180 million in enterprise value minus the cash consideration paid to such shareholders (if any), divided by (b) $10.00.

Anghami shareholders will receive cash consideration only if the available cash (as further described below) exceeds $50,000,000, in which case the cash consideration will be calculated as the lesser of (i)(A) such available cash minus the outstanding indebtedness of Pubco for borrowed money with a maturity date of more than one year as of the Closing multiplied by (B) 0.3, or (ii) the available cash minus such indebtedness referred to in clause (i)(A) above minus $50,000,000. The available cash at Closing will be calculated by (i) adding the amount available to be released from the Company’s trust account, after taking into account redemptions by the Company’s stockholders, in addition to any cash or cash equivalents of the Company and the net proceeds of private placements of shares of the Company’s common stock to occur immediately prior to the Closing, for which the Company currently has commitments of $40 million, and (ii) subtracting transaction expenses of the Company and Anghami related to the

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 8. Subsequent Events (cont.)

Business Combination. Notwithstanding the foregoing, the cash consideration payable to Anghami shareholders will be reduced, and shareholders will receive a proportional increase in stock consideration at a price of $10.00 per share, by the minimum amount necessary for Pubco to satisfy the “substantiality” test of Treasury Regulation 1.367(a)-3(c)(3)(iii), but if such “substantiality” test cannot be met if the cash consideration is reduced to zero (with the proportional increase in stock consideration) then no such reduction in cash consideration will be made.

Pubco’s board of directors will consist of eleven individuals allocated among three classes, and a majority of those directors will qualify as independent directors under applicable rules of the Nasdaq Capital Market (“Nasdaq”). Immediately after the Closing, the following individuals will be designated and appointed to the Pubco board of directors: (i) three directors designated by the Company prior to the Closing, including at least two who qualify as independent directors under Nasdaq rules, with none appointed to the first class, two appointed to the second class and one appointed to the third class; (ii) six directors designated by Anghami prior to the Closing, including at least three who qualify as independent directors under Nasdaq rules, with one appointed to the first class, two appointed to the second class, and three appointed to the third class; and (iii) two directors designated by Shuaa Capital psc (“Shuaa”), both appointed to the first class and at least one of whom will qualify as an independent director under Nasdaq rules. In the event the number of directors on the board changes prior to the Closing, the rights to designate directors will be adjusted such that Anghami will retain the ability to designate a majority of the directors.

The parties to the Business Combination Agreement have made customary representations, warranties and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of the Company and Anghami and its subsidiaries prior to the closing of the Business Combination.

The closing of the Business Combination is subject to certain customary conditions, including, among other things: (i) the approval by VMAC’s stockholders of the Business Combination Agreement, the Business Combination, and certain other actions related thereto; (ii) Anghami and the Company each receiving evidence that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the Closing; (iii) VMAC having at least $40 million of cash at the closing of the Business Combination, consisting of cash held in its trust account and the aggregate amount of cash actually invested in (or contributed to) the Company pursuant to the Subscription Agreements (as defined below), after giving effect to redemptions of public shares, if any, but before giving effect to the consummation of the closing of the Business Combination and the payment of Anghami’s and VMAC’s outstanding transaction expenses as contemplated by the Business Combination Agreement; (iv) the shares of Class A common stock of Pubco to be issued in connection with the Business Combination having been approved for listing on Nasdaq subject only to official notice of issuance thereof and (v) the execution of the Sponsor Agreement Amendment and the Registration Rights Agreement.

The Business Combination Agreement may be terminated by VMAC or Anghami under certain circumstances, including, among others, (i) by written consent of VMAC and Anghami, (ii) by either VMAC or Anghami if the closing of the Business Combination has not occurred on or before December 31, 2021, and (iii) by VMAC or Anghami if VMAC has not obtained the required approval of its stockholders.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about VMAC, Anghami or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 8. Subsequent Events (cont.)

the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Sponsor Agreement

In connection with the Company’s entrance into the Business Combination Agreement, it will also enter into a Sponsor Agreement (the “Sponsor Agreement”) with Anghami, Vistas Media Sponsor, LLC (the “Sponsor”) and certain of the Company’s officers, the members of the Company’s board of directors and other holders of the Company’s common stock (the “SPAC Insiders”), pursuant to which, among other things, the SPAC Insiders will agree to vote any of the Company’s shares of common stock held by them in favor of the Business Combination and to not redeem any such shares at the special meeting of stockholders to be held in connection with the Business Combination. In addition, the SPAC Insiders will agree to not transfer (i) any of the Company’s shares of Class B common stock, par value $0.0001 per share (the “Founder Shares”), held by them for one year after the Closing, subject to certain permitted transfers and a potential early release of such restrictions as set forth therein, and (ii) any private placement warrants or any shares of Class A common stock issued or issuable upon exercise thereof until 30 days after the Closing. The Sponsor Agreement will amend and restate that certain letter agreement, dated as of August 6, 2020, between the Company and the SPAC Insiders that was entered into in connection with the Company’s initial public offering.

The foregoing description of the Sponsor Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Agreement, the form of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Restrictive Covenant Agreements

In connection with the Company’s entrance into the Business Combination Agreement, it also entered into Restrictive Covenant Agreements (the “Restrictive Covenant Agreements”) pursuant to which, among other things, certain executive officers of Anghami (the “Anghami Executives”) agreed that, for a period of two years, the Anghami Executives will not (i) work for or with, own, invest in, render any service or advice to or otherwise assist (in each case, whether or not for compensation) or act as an officer, director, employee, partner or independent contractor, directly or indirectly, for any competing music streaming business in several countries in the Middle East and North Africa region and (ii) solicit, hire, induce, encourage or attempt to solicit, hire, induce or encourage any employee of Pubco, Vistas, the Company or its subsidiaries to leave the employ of such entity.

The foregoing description of the Restrictive Covenant Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Restrictive Covenant Agreements, the form of which is filed as Exhibit 10.2 hereto and are incorporated by reference herein.

Subscription Agreements

The Company and Pubco entered into subscription agreements (the “Subscription Agreements”), each dated as of March 3, 2021, with (i) Shuaa and (ii) Vistas Media Capital Pte. Ltd. (“Vistas Media Capital”), the parent of the Sponsor, pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

VISTAS MEDIA ACQUISITION COMPANY INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 8. Subsequent Events (cont.)

immediately prior to the closing of the Business Combination, an aggregate of 4,000,000 shares of the Company’s Class A common stock for $10 per share, 3,000,000 of which will be issued to Shuaa and 1,000,000 of which will be issued to Vistas Media Capital.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreements, the form of which is filed as Exhibit 10.3 hereto and is incorporated by reference herein.

Amended and Restated Registration Rights Agreement

In connection with the Company’s entrance into the Business Combination Agreement, it will also enter into an Amended and Restated Registration Rights Agreement (the “A&R RRA”) with Pubco, the Sponsor, I-Bankers Securities Inc. (“I-Bankers”), the Company’s directors and officers, the SPAC Insiders and certain of Anghami’s shareholders, which, among other things, will amend and restate the registration rights agreement entered into by and among the Company, the Company’s initial directors, officers, the SPAC Insiders, I-Bankers and the Sponsor at the time of the Company’s initial public offering. Pursuant to the terms of the A&R RRA, among other things, Pubco will provide the parties to the A&R RRA certain demand, piggyback and shelf registration rights.

The foregoing description of the Registration Rights Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Registration Rights Agreement, a copy of which is filed as Exhibit 10.4 hereto and is incorporated by reference herein.

Lock-Up Agreement

In connection with the Company’s entrance into the Business Combination Agreement, Pubco will also enter into a Lock-Up Agreement (the “Lock-Up Agreement”) with certain of Anghami’s shareholders, pursuant to which, among other things, such shareholders will agree to not transfer any shares of Anghami held by them prior to 6 months after the Closing, subject to certain permitted transfers and a potential early release of such restrictions as set forth therein.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 10.5 hereto and is incorporated by reference herein.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Anghami

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Anghami and its subsidiaries (the Company) as of December 31, 2020 and 2019, the related statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of 2019 Financial Statements

As discussed in Note 3.6 to the consolidated financial statements, the 2019 consolidated financial statements have been restated to correct misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young

We have served as the Company’s auditor since 2019.

Abu Dhabi, United Arab Emirates

September [__], 2021

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and December 31, 2019 (reissuance)

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	Notes	2020 USD	2019 USD

			(Restated)
Revenue from contracts with customers	4	30,518,356	31,227,649
Cost of revenue	5	(22,346,521)	(21,321,616)
Gross profit		8,171,835	9,906,033

Selling and marketing expenses	6	(5,284,152)	(8,232,405)
General and administrative expenses	7	(5,435,996)	(6,923,949)
Operating loss		(2,548,313)	(5,250,321)

Finance costs	8	(1,764,682)	(978,332)
Finance income		137,397	3,305
Other income	9	60,497	83,735
Foreign exchange loss, net		(1,126,851)	(165,815)
Loss before tax		(5,241,952)	(6,307,428)

Income tax expense	10	(501,238)	(638,965)
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(5,743,190)	(6,946,393)

Attributable to:
Equity holders of the parent		(5,585,948)	(6,745,735)
Non-controlling interests		(157,242)	(200,658)
		(5,743,190)	(6,946,393)
Basic and diluted loss per share attributable to equity holders of the parent	25	(68.27)	(83.05)

The attached notes 1 to 27 form part of these consolidated financial statements.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
		December 31 2020 USD	December 31 2019 USD	January 1 2019 USD

	Notes
			(Restated)	(Restated)
ASSETS
Non-current assets
Property and equipment	11	268,053	338,301	442,834
Intangible assets	12	1,576,002	1,382,460	865,972
Right-of-use assets	17	254,653	339,770	—
Deferred tax assets	10	—	19,508	—
		2,098,708	2,080,039	1,308,806
Current assets
Trade and other receivables	13	4,824,189	5,381,059	2,946,024
Amount due from related parties	20	447,241	457,510	257,537
Contract assets	4	1,272,390	1,536,932	1,133,015
Cash and bank balances	14	5,614,770	1,263,038	864,934
		12,158,590	8,638,539	5,201,510
TOTAL ASSETS		14,257,298	10,718,578	6,510,316

DEFICIENCY OF ASSETS AND LIABILITIES
Deficiency of assets
Share capital	15	30,093	30,093	30,093
Share premium	15	25,050,823	25,050,823	25,050,823
Share-based payment reserves	15	2,361,094	1,796,810	1,153,001
Other reserves		(269,033)	(168,259)	14,139
Accumulated losses		(44,228,530)	(38,642,582)	(31,896,847)

Deficiency of assets attributed to equity holders of the parent		(17,055,553)	(11,933,115)	(5,648,791)
Non-controlling interest		(857,320)	(700,078)	(499,420)
Total deficiency of assets		(17,912,873)	(12,633,193)	(6,148,211)

Non-current liabilities
Provision for employees’ end-of-service benefits	18	131,109	106,569	51,678
Convertible notes	21	5,106,092	180,057	1,532,621
Lease liabilities	17	240,199	319,413	—
Deferred tax liabilities	10	17,898	17,898	—
		5,495,298	623,937	1,584,299
Current liabilities
Trade and other payables	19	14,409,807	13,590,032	8,388,287
Contract liabilities	4	2,306,502	1,388,640	1,042,773
Convertible notes	21	7,629,743	5,475,315	—
Amount due to related parties	20	1,885,132	1,337,772	450,000
Income tax payables		358,016	655,093	385,854
Bank overdrafts	14	6,459	221,481	317,391
Term loans	21	—	—	489,923
Lease liabilities	17	79,214	59,501	—
		26,674,873	22,727,834	11,074,228
Total liabilities		32,170,171	23,351,771	12,658,527

TOTAL DEFICIENCY OF ASSETS AND LIABILITIES		14,257,298	10,718,578	6,510,316

The attached notes 1 to 27 form part of these consolidated financial statements.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Share capital USD	Share premium USD	Share-based payment reserves USD	Other reserves USD	Accumulated losses USD	Deficiency of assets attributable to the equity holders of the Parent USD	Non- controlling interest USD	Total deficiency of assets USD

At January 1, 2019 – (Restated)	30,093	25,050,823	1,153,001	14,139	(31,896,847)	(5,648,791)	(499,420)	(6,148,211)
Increase in share-based payment reserve (note 16)	—	—	643,809	—	—	643,809	—	643,809
Movement in other reserves (note 21)	—	—	—	(182,398)	—	(182,398)	—	(182,398)
Total comprehensive loss for the year 2019	—	—	—	—	(6,745,735)	(6,745,735)	(200,658)	(6,946,393)
At December 31, 2019 (Restated)	30,093	25,050,823	1,796,810	(168,259)	(38,642,582)	(11,933,115)	(700,078)	(12,633,193)

Increase in share-based payment reserve (note 16)	—	—	564,284	—	—	564,284	—	564,284
Movement in other reserves (note 21)	—	—	—	(100,774)	—	(100,774)	—	(100,774)
Total comprehensive loss for the year 2020	—	—	—	—	(5,585,948)	(5,585,948)	(157,242)	(5,743,190)
At December 31, 2020	30,093	25,050,823	2,361,094	(269,033)	(44,228,530)	(17,055,553)	(857,320)	(17,912,873)

The attached notes 1 to 27 form part of these consolidated financial statements.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
CONSOLIDATED STATEMENT OF CASH FLOWS
	Notes	2020 USD	2019 USD

			(Restated)
OPERATING ACTIVITIES
Loss for the year		(5,743,190)	(6,946,393)
Adjustments for:
Depreciation of property and equipment	11	150,736	146,712
Depreciation right to use assets	17	85,117	84,651
Amortization of intangible assets	12	623,276	437,256
Finance costs	8	1,764,682	978,332
Finance income		(137,397)	(3,305)
Provision for employees’ end of service benefits	18	33,717	54,891
Provision for share based payments	16	564,284	643,809
Allowance for net foreign currency losses		422,022	—
Income taxes	10	501,238	638,965
Reversal of accrual no longer required	9	(60,497)	(83,735)
		(1,796,012)	(4,048,817)
Working capital changes:
Trade and other receivables		(269,123)	(2,435,035)
Due from related parties		10,269	(199,973)
Contract Assets		120,579	(403,917)
Trade and other payables		1,428,206	5,285,481
Contract liabilities		917,862	345,867
Due to related parties		547,360	887,772
Cash from/(used in) operations		959,141	(568,622)
Income tax paid		(778,807)	(371,336)
End of service benefits paid	18	(9,177)	—
Net cash from/(used in) operating activities		171,157	(939,958)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	11	(80,488)	(42,179)
Purchase of intangible assets	12	(816,818)	(953,744)
Net cash used in investing activities		(897,306)	(995,923)

FINANCING ACTIVITIES
Payments of lease liabilities	17	(133,650)	(132,000)
Repayment of term loans	21	—	(489,923)
Finance costs		(210,844)	(101,486)
Finance income		137,397	3,305
Convertible notes	21	5,500,000	3,150,000
Net cash from financing activities		5,292,903	2,429,896

INCREASE IN CASH AND CASH EQUIVALENTS		4,566,754	494,015
Cash and cash equivalents at January 1		1,041,557	547,542
CASH AND CASH EQUIVALENTS AT DECEMBER 31		5,608,311	1,041,557

The attached notes 1 to 27 form part of these consolidated financial statements.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1       CORPORATE INFORMATION

Anghami (the “Company” or the “Parent”) is a limited liability Company incorporated in the Cayman Islands on 14 February 2012. Anghami owns and controls multiple of music streaming and technology companies in Middle East and North Africa region “MENA”. Anghami’s registered head office is in Ugland House, Grand Cayman, Cayman Islands, P.O. Box 309.

The principal activity of the Company is digital entertainment and online streaming including music, podcasts, music videos, and live events. The Company has a freemium business model whereby premium (paying) users get unlimited access to online streaming content, ads free streaming experience, and unlimited downloads. The ad-supported users do not pay subscription fees and are provided with limited access to on-demand online streaming content without the ability to download content. The Company secures its content via licenses with labels and independent artists to provide its service.

The consolidated financial statements of Anghami and its subsidiaries (the “Group”) for the year ended December 31, 2020 and December 31, 2019 include the financial statements of Anghami and all its subsidiaries. Details of the major operating subsidiaries are provided in note 3.2 to the consolidated financial statements. Information on other related party relationships of the Group are provided in note 20.

2.1    FUNDAMENTAL ACCOUNTING CONCEPT

For the year ended December 31, 2020, the Group has incurred a loss of USD 5,743,190 (2019: USD 6,946,393) and as at December 31, 2020, the Group has accumulated losses of USD 44,228,530 (2019: USD 38,642,582) and negative working capital (i.e. excess of current liabilities over current assets) of USD 14,516,283 (2019: USD 14,089,295). The Group acknowledges that there is a risk that the quantum and timing of cash flows sufficient to sustain operations may not be achievable and that management forecasts regarding cash flow from operations may prove inaccurate. The continuation of the Group’s activities is dependent on the availability of adequate financial support. All of the above represents a material uncertainty that casts substantial doubt upon the Group’s ability to continue as a going concern absent subsequent additional funding.

Since its last capital raise in December 2016, the Group raised USD 10.15 million in notes to fund operations. The funding of this debt was provided in four convertible notes. Existing shareholders (Middle East Venture Fund II L.P. (“MEVP”) provided the convertible note 1 for USD 1.5 million and convertible note 3 for USD 650 thousands while Samena Beats Holdings (“SAMENA”) provided convertible note 2 for USD 3 million. Convertible note 4 was provided by Alkonost Investment Ltd. for USD 5 million. The Group’s cash raised during 2019 and 2020 and cost cutting initiatives enabled the Group to sustain operations and grow revenues and subscribers. The Group intends to utilize funds from Convertible note 4 in growth and funding day-to-day operations until the next capital raise. On the longer run, a major capital raise targeted in 2021 from capital markets is expected to fund growth operations over the next 24-30 months. See the discussion regarding the contemplated business combination transaction with Vistas Media Acquisition Company Inc. (“VMAC”) (the “Transaction). in “Subsequent Events” (note 27). Regardless of the closing of such transaction, the Group anticipates raising capital during the current or following fiscal year to fund growth operations.

The Group is currently in the final stages of securing a USD 4.5 million interest free loan (the “Loan”) from Shuaa Capital PSC. and MEVP (collectively the “Lenders”) which is critical for its short-term working capital requirements. The Group has received USD 600 thousand out of the planned funding on July 1, 2021 on the basis of the agreed terms between all parties. The Loan is repayable within 10 business days following the closing of the Transaction. If the Transaction is not completed within a period of three months following the effective date of the Loan, or if within this three month period the Transaction is cancelled for any reason whatsoever, the Loan will accrue interest at 12% per annum and mature after 12 months from the Loan effective date. The Lenders will have the option to either (i) demand the repayment of the principal and the accrued interest at maturity or (ii) convert the Loan at a discount to the fair market value. The parties will mutually agree to the conversion terms at a later stage.

Based on management’s forecasts, the day-to-day operations and expenditure requirements as described above are anticipated to be funded by cash generated through the ongoing operations, new loan funding and existing funds received from convertible notes.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.1 FUNDAMENTAL ACCOUNTING CONCEPT (cont.)

The financial statements have been prepared assuming that the Group will continue as a going concern which is contingent upon the Group receiving the proceeds from the Loan and the Transaction. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

Capital management

For the purpose of the Group’s capital management, capital includes issued capital, convertible notes, share premium and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximise shareholder value.

The Group manages its capital structure and make adjustments in light of changes in economic conditions and the requirements of the financial covenants. The Group monitors capital using a gearing ratio, which is ‘net debt’ divided by total capital plus net debt. The Group includes within net debt, interest bearing loans and borrowings, trade and other payables, less cash and cash equivalents.

	2020 USD	2019 USD

		(Restated)
Trade and other payables (Note 19)	14,409,807	13,590,032
Less: Cash and cash equivalents (Note 14)	(5,608,311)	(1,041,557)
Net debt	8,801,496	12,548,475

Convertible notes (Note 21)	12,735,835	5,655,372
Equity	(17,055,553)	(11,933,115)
Total capital	(4,319,718)	(6,277,743)
Capital and net debt	4,481,778	6,270,732
Gearing ratio	196%	200%

The Gearing ratio does not incorporate trade receivables, which are dues from Google, Apple Store, and prime telcos of the MENA region. Trade receivables amounted to USD 3.7 million at December 31, 2020 (2019: USD 4.3 millions) which further improves the cash position of the Group. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020 and December 31, 2019.

2.2    MAJOR DEVELOPMENTS IN THE PERIOD

COVID-19 was first identified in Wuhan, Hubei Province, China in late 2019. Since then it has spread rapidly, infecting people around the world and causing a substantial number of deaths across the globe. Almost all countries that have been significantly affected have introduced measures to try to contain the spread of the virus, including border closures and restricting movement of their citizens. The measures have resulted in the closure of numerous businesses in those countries and widespread job losses. To address these factors, many governments have introduced significant support programmes for qualifying citizens and businesses. It is currently unclear how long these restrictions will be in place and what their ultimate impact will be on global and local economies.

The COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption. The full extent to which the COVID-19 pandemic will continue to impact the Group’s business and financial condition, and results of operations will depend on numerous evolving factors that the Group may not be able to accurately predict and that will vary by market, including the duration and scope of the pandemic, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response. The economic disruption caused by the COVID-19 pandemic has adversely affected, and could continue to adversely affect, the levels of advertising spending and consumer spending on discretionary items, which in turn adversely affect the Group’s ad

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.2 MAJOR DEVELOPMENTS IN THE PERIOD (cont.)

sales and subscriber revenue. Limitations on travel, “stay at home” orders, social distancing requirements, and other governmental actions implemented in response to COVID-19 led to changes as to how the users consume content. Although there have been some return to pre-COVID-19 levels in the Group’s users’ engagement with the service of the Group, any failure to predict or address changes in the customers’ engagement with the Group’s service arising from the COVID-19 pandemic could adversely affect the business. As a result of the COVID-19 pandemic, artists and other content creators have experienced delays or interruptions in their ability to create and release new content on the platform. The decrease in the amount or quality of content available on Group’s platform could adversely affect user engagement and harm the Group’s business. An extended period of remote working by the employees could introduce new operational challenges, including the ability to launch products and services or expand the Group’s service to additional geographic markets. Any such effect could cause or contribute to the risks and uncertainties enumerated in this report and could affect the Group’s business.

LEBANON OPERATING ENVIRONMENT

Operating environment of the Group

The Group has limited operations in Lebanon that has been witnessing, since the last quarter of 2019, severe events that have set off an interconnected fiscal, monetary and economic crisis as well as deep recession that have reached unprecedent levels.

Particular situation of the Group

The unofficial capital controls, economic recession and hyperinflation, resulted in a multitude of exchange rates whereby the official rate still stands at 1,507.5 LBP / U.S Dollar while parallel unofficial exchange rates significantly depreciated the Lebanese pounds (“LBP”) against U.S. Dollar. Assets and liabilities in Lebanese pounds and transactions in Lebanese pounds and the related foreign exchange losses, were reflected in these financial statements at a conservative market rate where the Group has recognised a net foreign currency loss of USD 422,022 during the year ended December 31, 2020 against trade and other receivables, contract assets, trade and other payables and cash and bank balances. Translation of all assets and liabilities and foreign currency transactions at the official exchange rate does not always represent a reasonable estimate of expected cash flows in Lebanese pounds that would have to be generated/used from the realization of such assets or the payment of such liabilities at the date of the transaction or at the date of the financial statements.

3       BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

3.1    Basis of preparation

The consolidated financial statements of the Group comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared on a historical cost basis, except for certain convertible notes, employees’ share based payment and warrants which have been measured at fair value, and lease liabilities, which have been measured at present value.

The preparation of the consolidated financial statements in conformity with IFRS requires the application of certain critical accounting estimates and assumptions. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a greater degree of judgment or complexity, or areas in which assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.5.

The consolidated financial statements provide comparative information in respect of the previous periods. On January 1, 2019, the Group adopted IFRS 16, Leases, using the modified retrospective approach. See Note 3.3 for further information on comparability following the adoption.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

The consolidated financial statements are presented in United States dollar (USD) which is also the functional and presentational currency of the Group. The consolidated financial statements have been rounded off to the nearest USD, except when otherwise indicated. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the consolidated statement of comprehensive income within foreign exchange loss, net.

3.2    Basis of consolidation

The Group financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, each year. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that control ceases. The financial statements of subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. Intra-group balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Non-controlling interests represent the equity in subsidiaries that is not attributable, directly or indirectly, to the Parent shareholders.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•        Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

•        Exposure, or rights, to variable returns from its involvement with the investee, and

•        The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•        The contractual arrangement with the other vote holders of the investee

•        Rights arising from other contractual arrangements

•        The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Non-controlling interest represent the portion of profit or loss and net assets of subsidiaries not owned directly or indirectly by the Parent Group. Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Details of subsidiaries as at December 31, 2020 and December 31, 2019 were as follows:

Subsidiaries	% of shareholding	Country of Incorporation	Principal activities
Foreign subsidiaries
Anghami Technologies Ltd	100%	UAE	Music streaming
Anghami FZ LLC	100%	UAE	Music streaming
Digimusic SAL Offshore	94%	Lebanon	Music streaming
Anghami UK	100%	United Kingdom	Music streaming
Anghami KSA*	—%	Saudi Arabia	Music streaming
Anghami for Digital Content*	—%	Egypt	Music streaming

The financial statements of the subsidiaries are prepared for the same reporting year as the Group. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

The carrying amount of the Company’s investment in the subsidiary and the equity of the subsidiary is eliminated on consolidation.

*Consolidation of entities under Parent control

The shares of Anghami KSA and Anghami for Digital Content are held by employees as nominees on behalf of the Group. The Group exercises its power to direct the operations and receive all the rights, obligations and returns of these companies through binding and non-revocable undertaking signed with the nominees in favour of the Group. The key financial information of these entities is provided below:

	Anghami KSA		Anghami for Digital Content
	2020	2019	2020	2019
	USD	USD	USD	USD
		(Restated)		(Restated)
Total Assets	2,996,802	660,797	997,343	1,175,066
Total Liabilities	2,288,148	658,212	728,280	2,243,527
Revenue	4,149,503	2,420,677	4,062,672	460,256
Net profit/(loss)	702,868	92,126	266,479	(1,082,350)

3.3    Changes in accounting policies

New and amended standards and interpretations

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those used in the previous year, except for the adoption of the amendment and improvements to standards effective as of January 1, 2020:

—     Amendments to IFRS 3 – Definition of Business

—     Amendments to IFRS 7 and IFRS 9 – Interest Rate Benchmark Reform

—     Amendments to IAS 1 and IAS 8 – Definition of Material

—     Conceptual Framework for Financial Reporting

—     Amendments to IFRS 16 – Covid-19 Related Rent Concessions (effective as of 1 June 2020)

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

The adoption of the above new amendment and improvements to standards did not impact the financial position or performance of the Group, except for IFRS 16 explained below:

New and revised IFRS	Effective for annual periods beginning on or after
Amendments to IAS 41 – Taxation in fair value measurements	January 1, 2022
Amendments to IFRS 9 – Fees in the ’10 per cent’ test for derecognition of financial liabilities	January 1, 2022
Amendments to IFRS 1 – Subsidiary as a first-time adopter	January 1, 2022
Amendments to IAS 37 – Onerous Contracts: Costs of Fulfilling a Contract	January 1, 2022
Amendments to IAS 16 – Proceeds before Intended Use	January 1, 2022
Amendments to IFRS 3 – Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 1 – Classification of Liabilities as Current or Non-current	January 1, 2023
IFRS 17 – Insurance Contracts	January 1, 2023

IFRS 16 Leases

As permitted by the transitional provisions of IFRS 16, the Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019 and has not restated comparative figures. Overall, the adoption of IFRS 16 resulted in an increase in the total assets by an amount of USD 424,421 and increase in total liabilities by the same amount.

Set out below are the accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application:

Applicable from January 1, 2019

The Group assess at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group Operations as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.

Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognised as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. or as of January 1, 2019 for our lease agreements that existed prior to the adoption of IFRS 16. Our incremental borrowing rate is determined based on estimates and judgments, including our credit rating and a credit spread.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value (i.e., below USD 5,000, when new). Lease payments on short- term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

Right-of-use assets (ROU)

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

• Office spaces	5 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

Applicable before 1 January 2019

Group as a lessee (leases previously accounted for)

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to the Group is classified as a finance lease.

An operating lease is a lease other than a finance lease. Operating lease payments are recognised as an operating expense in the consolidated statement of comprehensive income on a straight-line basis over the lease term.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

3.4    Summary of significant accounting policies

Revenue recognition

Subscription revenue

The Group generates subscription revenue from the sale of the premium service in which customers can listen on-demand and offline. Premium services are sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. The Group satisfies its performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. Premium services are paid in advance.

Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. Under these arrangements, a premium partner may bundle the premium service with its existing product offerings or offer the premium service as an add-on. Payment is remitted to the Group through the premium partner. The Group assesses the facts and circumstances, including whether the partner is acting as a principal or agent, of all partner revenue arrangements and then recognizes revenues either gross or net. Premium partner services, whether recognized gross or net, have one material performance obligation, that being the delivery of the premium service.

Additionally, the Group sells premium subscriptions to third party service providers who bundle the purchased premium subscriptions with other services and products they deliver, which also has one material performance obligation and transaction price, with revenue recognized at point of sale.

Ad-Supported revenue

The Group’s advertising revenue is primarily generated through display, audio, and video advertising delivered through advertising impressions. The Group entered into an arrangement with an advertising agency that sells ads campaigns to global and regional brands. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order (“IO”) that specifies the terms of the arrangement such as the type of ad product, pricing, insertion dates, and number of impressions in a stated period. Additionally, the Group generates Ad-Supported revenue through arrangements with certain advertising exchange platforms to distribute advertising inventory for purchase on a cost-per-thousand basis through their automated exchange. Revenue is recognized over time based on the number of impressions delivered.

In all such arrangements, the agency acts on behalf of the Group to sell ads to brands for a commission, while the Group has the obligation to deliver the ads to its platform.

Cost of revenue

Cost of revenue consists predominantly of label and publishing costs related to content streaming, payment processing and agency fees. The Group incurs label and publishing costs paid to certain music record labels, music publishers, and other rights holders for the right to stream music to the Group’s users. Label and publishing costs are typically calculated using negotiated rates in accordance with license agreements and are based on either subscription and advertising revenue earned, user/usage measures, or a combination of these. The determination of the amount of the rights holders’ liability is complex and subject to a number of variables, including the revenue recognized, the type of content streamed and the country in which it is streamed, the product tier such content is streamed on, identification of the appropriate license holder, size of user base, ratio of Ad-Supported users to premium subscribers, and any applicable advertising fees and discounts, among other variables. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions are ongoing. In such situations, label and publishing costs are calculated using estimated rates. In certain jurisdictions, rights holders have several years to claim royalties for musical compositions and therefore estimates of the label and publishing

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

payables are made until payments are made. The Group has certain arrangements whereby label and publishing costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is established when actual label and publishing costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amounts. An accrual and expense are recognized when it is probable that the Group will make additional label and publishing payments under these terms. The expense related to these accruals is recognized in cost of revenue. Cost of revenue also includes payment processing fees for subscription revenue, server’s rental and other infrastructure costs, amortization of intangible assets, and expenses incurred to produce music content sold to brands and ads clients.

Selling and marketing expenses

Sales and marketing expenses are primarily comprised of marketing campaigns on digital platforms, outdoor campaigns, advertising agency cost and cost of working with record labels and artists to promote the availability of new releases on the Group’s platform.

General and administrative expenses

General and administrative expenses are comprised primarily of employee compensation and benefits for functions such as accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs, director fees, depreciation of property and equipment and the provision for employee share based compensations.

Income tax expense

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of comprehensive income except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognised on all temporary differences at the reporting date between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, with the following exceptions:

Where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;

In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and

Deferred tax assets are recognised only to the extent that it is probable that a taxable profit will be available against which the deductible temporary differences and carried forward tax credits or tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the asset is realised or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the reporting date.

Current and deferred tax is charged or credited directly to other comprehensive income or equity if it relates to items that are credited or charged to, respectively, other comprehensive income or equity. Otherwise, income tax is recognised in the consolidated statement of comprehensive income.

Share-based compensation

Employee share-based compensation

Employees of the Group receive remuneration in the form of share-based compensation transactions, whereby employees render services in consideration for equity instruments. The cost of equity-settled transactions with employees is determined by the fair value at the date of grant using an appropriate valuation model. The cost is recognized in the consolidated statement of comprehensive income, together with a corresponding credit to other reserves in equity, over the period in which the service conditions are fulfilled.

The cumulative expense recognized for equity-settled transactions with employees at each reporting date until the vesting date reflects the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense for a period represents the movement in cumulative expense recognized at the beginning and end of that period, and is recognized in employee share-based compensation. When the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for modifications that increase the total fair value of the share-based compensation transaction or are otherwise beneficial to the grantee as measured at the date of modification. There were no modifications to any share-based compensation transactions during 2020, 2019, and 2018.

Share-based payment to service provider

The cost of other equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 16.

That cost is recognised in general and administrative expense (Note 7), together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statement of comprehensive income for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

The assumptions and models used for estimating fair value for share-based compensation transactions are disclosed in Note 16.

Trade and other receivables

A trade receivable represents the Group’s right to an amount of consideration that is unconditional (i.e. only the passage of time is required before payment of the consideration is due). Trade receivables are stated at original invoice amount less a provision for any uncollectible amount.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract assets and contract liabilities

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognised for the earned consideration that is conditional.

Contract liabilities

A contract liability is recognised if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related subscription services. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the services to the customer).

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and any impairment in value.

Depreciation is calculated on a straight line basis over the estimated useful lives of the assets at the following rates:

Furniture and fixtures	3 – 5 years
Office and computer equipment	5 years
General installations	5 years

The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount.

Expenditure incurred to replace a component of an item of equipment that is accounted for separately is capitalized and the carrying amount of the component that is replaced is written off. Other subsequent expenditure is capitalized only when it increases future economic benefits of the related item of property and equipment. All other expenditure is recognized in the consolidated statement of comprehensive income as the expense is incurred.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost, subsequently intangible assets are carried at cost less any accumulated amortisation and accumulated impairment losses.

The Group recognizes internal application and content development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development.

Intangible assets with finite lives are typically amortized on a straight-line basis over their estimated useful lives, typically 5 years. Internally developed musical content is amortized on a double declining basis over the three-year estimated useful lives with a 5% salvage value. Intangibles are assessed for impairment whenever there is an impairment indication like change in technology, consumer behavior and adverse economic conditions. The amortization period and the amortization method for an intangible asset are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization of intangible assets is recognized in the consolidated statement of comprehensive income in the cost of revenue category consistent with the function of the intangible assets.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

An intangible asset is derecognised upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of comprehensive income.

Financial instruments

i).      Financial assets

Initial recognition and measurement

The Group’s financial assets are comprised of cash and cash equivalents, trade and other receivables, due from related parties and contract assets. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

Trade receivables that do not contain a significant financing component are measured at the transaction price determined under IFRS 15 ‘Revenue from Contracts with Customers’.

In order for a financial asset to be classified and measured at amortised cost, it needs to give rise to cash flows that are ‘solely payments of principal and interest’ (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

For more information on receivables, refer to Note 13.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in two categories:

a)      Amortised cost

b)      Financial assets at fair value through profit or loss

Amortized cost

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as FVTPL:

—     The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

—     The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest rate (‘EIR’) method and are subject to impairment. Gains and losses are recognised in the consolidated statement of comprehensive income when the asset is derecognised, modified or impaired.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognised in the consolidated statement of comprehensive income.

Impairment of financial assets

The Group recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables, the Group applies a simplified approach in calculating ECLs whereby it recognises a loss allowance based on lifetime ECLs for each ageing bracket. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 365 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire; or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset.

Cash and cash equivalents

For the purpose of consolidated statement of cash flows, cash and cash equivalents comprise cash on hand, deposits with financial institutions, and balances with original maturity of less than three months, which are subject to insignificant risk of changes in fair value, bank overdrafts are included in cash and cash equivalent for the consolidated statement of cash flows.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

ii).     Financial liabilities

Initial recognition and measurement

The Group’s financial liabilities are comprised of trade and other payables and accruals, due to related parties and other liabilities, including bank overdraft, lease liabilities and convertible notes. Financial liabilities are recognised initially at fair value and in the case of loans and borrowings fair value of the consideration received less directly attributable transaction costs.

Subsequent measurements

After initial recognition, financial liabilities are subsequently measured at amortized cost using the effective interest method or fair value through profit or loss. The effective interest method amortization is included in finance costs and fair value changes are included in the finance costs or finance income in the consolidated statement of comprehensive income. Certain convertible notes include embedded derivatives designated at fair value through profit or loss are subsequently remeasured at fair value.

Financial liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Derecognition

The Group derecognized a financial liability when its contractual obligations are discharged, cancelled, or expire.

Gains and losses are recognized in the consolidated statement of comprehensive income when the financial liabilities are derecognized

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term.

Gains or losses on liabilities held for trading are recognised in the consolidated statement of comprehensive income.

Convertible notes that include an embedded derivative designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. After initial recognition, financial liabilities at fair value through the profit or loss are subsequently re-measured at fair value at the end of each reporting period with changes in fair value recognized in finance costs or finance income in the consolidated statement of comprehensive income. The Group has designated the convertible notes 1 and 2 at fair value through profit or loss.

Financial liabilities at amortised cost (loans and borrowings)

This category generally applies to interest-bearing loans and borrowings, lease liabilities and certain convertible notes. After initial recognition, interest-bearing loans and borrowings, lease liabilities and certain convertible notes are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the finance costs/income line item in the consolidated statement of comprehensive income when the liabilities are derecognised as well as through the EIR amortisation process. Amortised cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

The EIR amortization s included as finance cost in the consolidated statement of comprehensive income.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

Employees’ end of service benefits

The Group makes contributions to the Lebanese National Social Security Fund and provides end of service benefits to its employees in accordance with the Lebanese labour law. The entitlement to these benefits is based upon the employees’ length of service, the employees’ salaries, the Group’s contributions to the National Social Security Fund and other requirements outlined in the Lebanese labour law. The expected costs of these benefits are accrued over the period of employment. Other subsidiaries account for these benefits in accordance with their local labour laws.

Accounts payable and accruals

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether billed by the supplier or not.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the consolidated statement of comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Interest income and expense

Interest income and expense are recognised in the consolidated statement of comprehensive income using the effective interest method. The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•        the gross carrying amount of the financial asset; or

•        the amortised cost of the financial liability.

When calculating the effective interest rate for financial instruments other than purchased or originated credit-impaired assets, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not ECL.

The calculation of the effective interest rate includes transaction costs and fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or financial liability.

Share capital

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is:

—     Expected to be realised or intended to be sold or consumed in the normal operating cycle

—     Held primarily for the purpose of trading

—     Expected to be realised within twelve months after the reporting period

Or

—     Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:

—     It is expected to be settled in the normal operating cycle

—     It is held primarily for the purpose of trading

—     It is due to be settled within twelve months after the reporting period

Or

—     There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The Group classifies all other liabilities as non-current.

3.5    Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and equity in the consolidated financial statements and the accompanying disclosures. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events.

Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The areas where judgements, assumptions and estimates are significant to the consolidated financial statements are:

Judgements

Determining the lease term of contracts with renewal and termination options — Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

Uncertain tax positions

In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Estimates and assumptions

Leases — Estimating the incremental borrowing rate

As most of the Group’s lease agreements do not provide an implicit rate of return, the Group uses its incremental borrowing rate based on the information available at the lease commencement date to determine the present value of lease payments. For the Group’s lease agreements that existed prior to the adoption date, the Group determined its incremental borrowing rate as of January 1, 2019. The Group’s incremental borrowing rate is determined based on estimates and judgments, including the credit rating of the Group’s leasing entities and a credit spread. See Note 17.

Share-based payments

The Group measures the cost of equity-settled transactions with employees and non-employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using an appropriate model or by reference to a market transaction which required the determination of the appropriate inputs, specifically the probability of vesting. These assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 16.

Agreements and arrangements

The Group’s agreements and arrangements with rights holders for the content used on its platform are complex. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions are ongoing. In certain jurisdictions, rights holders have several years to claim royalties for musical composition and therefore estimates of the royalty accruals are based on available information and historical trends. The determination of label and publishing cost accruals requires complex IT systems and a significant volume of data as well as involves significant judgements and estimates of the amounts to be paid.

Useful lives of intangible assets

The Group’s management determines the estimated useful lives of its intangible assets for calculating amortization. This estimate is determined after considering the expected economic life of the asset. Management reviews the residual value and useful lives annually and future amortization charges would be adjusted where the management believes the useful lives differ from previous estimates.

Convertible notes

The fair value of the Group’s convertible notes are estimated using valuation techniques using inputs based on management’s judgment and conditions that existed at each reporting date for determination of the market rate used to calculate the fair value of liability.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

3.6    Restatement of financial statements

Subsequent to the issuance of the Group’s 2019 financial statements, the Group’s management identified errors in the financial statements for the year ended December 31, 2019 and determined that the 2019 financial statements should be restated. The errors comprised the following:

Use of incorrect discount rate for leases

At the adaption of IFRS 16, the Group determined its incremental borrowing rate at 10% in respect of its office lease liability based on an imprecise bank quote and the corresponding right of use asset instead of using its incremental borrowing rate of 25.4%. The correction of this error resulted in a decrease in the lease liability and the right-of-use asset. There correction also resulted in a decrease in depreciation expense and finance costs for the year ended December 31, 2019.

Incorrect classification of convertible notes

As of December 31, 2019, and January 1, 2019, the Group had incorrectly accounted for convertible notes, as financial liability at amortized cost with no assessment made for day 1 fair value using market rates. Further, certain notes have embedded derivates due to caps on market value upon conversion to equity which should have been recognized at fair value through profit and loss with changes in fair value reported in the consolidated statement of comprehensive income at each reporting date in accordance with the requirements of IFRS 9. The correction of these errors resulted an increase in convertible notes liability and corresponding amounts for interest expense and fair value changes recognized in the consolidated statement of comprehensive income.

Incorrect provision for share based payments

The Group has vested shares program which represent two schemes with different maturities. In IFRS 2, such share-based payments that vest in instalments are sometimes referred to as ‘graded’ vesting. IFRS 2 requires such an award to be treated as separate awards or plans, on the grounds that the different vesting periods will mean that the different tranches of the award have different fair values. The Group incorrectly calculated reserves in respect of these schemes from inception which resulted in understatement of the other capital reserves. These corrections resulted in an increase in the share based payment reserves as of January 1, 2019 and for the year ended December 31, 2019.

Contract liabilities (deferred revenue)

The Group did not account for deferred revenue on its subscription revenues. The correction of these errors resulted in increase in accumulated losses as of January 1, 2019 and decrease in revenue for the year ended December 31, 2019.

Incorrect capitalization of application development costs

The Group incorrectly capitalised costs in respect of new features and enhancements which did not meet the recognition criteria per the requirements of IAS 38. The correction of these errors resulted increase in accumulated losses as of January 1, 2019 and increase in general and administrative expenses for the year ended December 31, 2019.

Incorrect determination of useful lives of property and equipment

The Group incorrectly estimated useful lives of its property and equipment for calculating depreciation on general installations and furniture and fixtures over a useful life of 15 years and 12 years respectively which was considered significantly longer than normal useful life of such assets. The useful lives were reassessed and concluded to be 5 years for both general installations and furniture and fixtures. These corrections resulted in an increase in accumulated losses as of January 1, 2019 and for the year ended December 31, 2019.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

Marketing advance

The Group did not correctly amortize marketing advance of USD 291,569 over an appropriate period which was paid to an advertising agency in 2016. The correction of this error resulted in increase to accumulated losses as of January 1, 2019.

Accrual of label costs

In certain agreements with labels, the group had paid minimum guarantee advance amounts which can be recouped over the terms of agreement. If the advance is not fully recouped and no extension is granted by the labels, the remaining amount left on those minimum guarantee needs to be recorded as expenses. On the completion of the terms of certain agreements, the group did not correctly assess the net settlement position of minimum guaranteed amounts and used the advances against recoupment from subsequent agreement term instead of expensing them. The correction of this error resulted in increase in cost of revenue for the year ended December 31, 2019.

Accrual of publishing rights

In certain jurisdictions, rights holders have several years to claim royalties for musical composition and therefore estimates of the royalty accruals are based on available information and historical trends. The Group did not accrue for all such royalty accruals for which negotiations had been initiated in 2018 which was required to be estimated based on the stage of the negotiation with each right holder and available information. The correction of this error resulted in increase to accumulated losses as of January 1, 2019 and increase in cost of revenue for the year ended December 31, 2019.

Incorrect recognition of selling and marketing expenses

The Group incorrectly accrued for the cost of TV promotion shows in 2020 which occurred in 2019 per the contract with vendor. The correction of this error resulted in increase in selling and marketing expenses for the year ended December 31, 2019.

Withholding taxes

The Group incorrectly accrued for withholding taxes payable on distributions made from Egypt to the Company. The correction of this error resulted in increase to accumulated losses as of January 1, 2019 and increase in income tax expenses for the year ended December 31, 2019.

Reclassification of amortization expense

The Group included amortization expense in general and administrative expenses which should have been presented as part of cost of revenue due to its nature and function. The correction of this presentation error resulted in an increase to cost of revenue and corresponding decrease in general and administrative expenses for the year ended December 31, 2019.

Reclassification of publishing rights royalties

The Group included publishing rights royalties in general and administrative expenses which should have been presented as part of cost of revenue due to its nature and function. The correction of this presentation error resulted in an increase to cost of revenue and corresponding decrease in general and administrative expenses for the year ended December 31, 2019.

Reclassification of advertising agency fees

The Group included advertising agency fees in cost of revenue which should have been presented as part of selling and marketing expense due to its nature and function. The correction of this presentation error resulted in a decrease of cost of revenue and corresponding increase in selling and marketing expense for the year ended December 31, 2019.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

The aforementioned changes were accounted for retrospectively in accordance with IAS 8 and, accordingly the prior years’ consolidated financial statements have been restated as follows:

	As previously reported		Restatement adjustments		Restated
	December 31 2019 USD	January 1 2019 USD	December 31 2019 USD	January 1 2019 USD	December 31 2019 USD	January 1 2019 USD
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Revenue from contracts with customers	31,704,788	—	(477,139)	—	31,227,649	—
Cost of revenue	(23,582,779)	—	2,261,163	—	(21,321,616)	—
Gross profit	8,122,009	—	1,784,024	—	9,906,033	—
Selling and marketing expense	(6,467,714)	—	(1,764,691)	—	(8,232,405)	—
General and administrative expenses	(5,398,690)	—	(1,525,259)	—	(6,923,949)	—
Finance costs	(394,031)	—	(584,301)	—	(978,332)	—
Finance income	—	—	3,305	—	3,305	—
Other income	115,481	—	(31,746)	—	83,735	—
Foreign exchange loss, net	(171,297)	—	5,482	—	(165,815)	—
Income tax expense	—	—	(638,965)	—	(638,965)	—

Loss and total comprehensive loss for the year	(4,194,242)	—	(2,752,151)	—	(6,946,393)	—

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Property and equipment	1,007,804	584,913	(669,503)	(142,079)	338,301	442,834
Intangible assets	2,841,230	1,863,622	(1,458,770)	(997,650)	1,382,460	865,972
Right of use – assets	—	—	339,770	—	339,770	—
Deferred tax assets	—	—	19,508	—	19,508	—
Total non-current assets	3,849,034	2,448,535	(1,768,995)	(1,139,729)	2,080,039	1,308,806

Trade and other receivables	4,271,114	4,561,226	1,109,945	(1,615,202)	5,381,059	2,946,024
Amount due from related parties	457,510	—	—	257,537	457,510	257,537
Contract assets	—	—	1,536,932	1,133,015	1,536,932	1,133,015
Cash and bank balances	1,268,038	864,934	(5,000)	—	1,263,038	864,934
Total current assets	5,996,662	5,426,160	2,641,877	(224,650)	8,638,539	5,201,510

Total assets	9,845,696	7,874,695	872,882	(1,364,379)	10,718,578	6,510,316

Share capital	8,204	8,204	21,889	21,889	30,093	30,093
Share premium	24,550,824	24,550,824	499,999	499,999	25,050,823	25,050,823
Share-based payment reserves	681,727	681,727	1,115,083	471,274	1,796,810	1,153,001
Other reserves	—	—	(168,259)	14,139	(168,259)	14,139
Accumulated losses	(31,240,942)	(27,151,360)	(7,401,640)	(4,745,487)	(38,642,582)	(31,896,847)
Non-controlling interest	(412,466)	(307,806)	(287,612)	(191,614)	(700,078)	(499,420)
Total deficiency of assets	(6,412,653)	(2,218,411)	(6,220,540)	(3,929,800)	(12,633,193)	(6,148,211)

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)
	As previously reported		Restatement adjustments		Restated
	December 31 2019 USD	January 1 2019 USD	December 31 2019 USD	January 1 2019 USD	December 31 2019 USD	January 1 2019 USD
Provision for employees’ end-of-service benefits	106,569	51,678	—	—	106,569	51,678
Convertible notes	4,500,000	1,500,000	(4,319,943)	32,621	180,057	1,532,621
Lease liabilities	373,404	—	(53,991)	—	319,413	—
Deferred tax	—	—	17,898	—	17,898	—
Total Non-current liabilities	4,979,973	1,551,678	(4,356,036)	32,621	623,937	1,584,299

Trade and other payables	10,598,331	7,629,324	2,991,702	758,963	13,590,033	8,388,287
Contract liabilities	—	—	1,388,640	1,042,773	1,388,640	1,042,773
Convertible notes	—	—	5,475,314	—	5,475,314	—
Amount due to related parties	101,941	100,000	1,235,831	350,000	1,337,772	450,000
Income tax payable	254,659	—	400,434	385,854	655,093	385,854
Bank overdrafts	227,865	322,180	(6,384)	(4,789)	221,481	317,391
Term loans	—	489,924	—	(1)	—	489,923
Lease liabilities	95,580	—	(36,079)	—	59,501	—
Total current liabilities	11,278,376	8,541,428	11,449,458	2,532,800	22,727,834	11,074,228

Total liabilities	16,258,349	10,093,106	7,093,422	2,565,421	23,351,771	12,658,527

Total deficiency of assets and liabilities	9,845,696	7,874,695	872,882	(1,364,379)	10,718,578	6,510,316

CONSOLIDATED STATEMENT OF CASHFLOWS

Net cash used in operating activities	(60,918)	—	(879,040)	—	(939,958)	—

Net cash used in investing activities	(1,821,680)	—	825,757	—	(995,923)	—

Net cash from financing activities	2,380,017	—	49,879	—	2,429,896	—

4       REVENUE FROM CONTRACTS WITH CUSTOMERS

	2020 USD	2019 USD
		(Restated)
Revenue from contracts with customers
Revenue from subscriptions	24,715,271	23,211,281
Revenue from advertisement	5,803,085	8,016,368
	30,518,356	31,227,649
Timing of revenue recognition
Goods and services transferred at a point in time	1,960,600	1,908,123
Goods and services transferred over time	28,557,756	29,319,526
	30,518,356	31,227,649

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4 REVENUE FROM CONTRACTS WITH CUSTOMERS (cont.)

Contract liabilities

The Group’s contract liabilities from contracts with customers consist only of deferred revenue. Deferred revenue is mainly comprised of subscription fees collected for services not yet performed and therefore the revenue has not been recognized. Revenue is recognized over time as the services are performed. As of December 31, 2020, and 2019, the Group had deferred revenue of USD 2,306,502 and USD 1,388,640 respectively. This balance will be recognized as revenue as the services are performed, which is generally expected to occur over a period up to a year.

Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2020, and 2019 is USD 1,388,640, and USD 1,042,773 respectively.

Contract assets

The Group’s contract assets from contracts with customers consist only of accrued income. Accrued income is mainly comprised of subscription fees due from customers not yet billed. Revenue is recognized over time as the services are performed. As of December 31, 2020, and 2019, the Group had accrued income of USD 1,272,390, and USD 1,536,932 respectively.

Due to significant devaluation of Lebanese pounds against U.S. Dollar, the value of contract assets denominated in Lebanese pounds dropped resulting in USD 143,964 in foreign exchange loss during the year ended December 31, 2020.

5       COST OF REVENUE

	2020 USD	2019 USD
		(Restated)
Content acquisition and royalty costs	10,925,371	10,587,476
Payment processing and agency fees	6,819,022	6,724,381
Publishing rights	1,675,002	1,188,985
Technology infrastructure costs	2,152,996	2,237,593
Amortization of intangible assets (note 12)	623,276	437,256
Online and other costs	150,854	145,925
	22,346,521	21,321,616

6       SELLING AND MARKETING EXPENSES

	2020 USD	2019 USD
		(Restated)
Advertising expenses	2,359,656	4,000,032
Marketing and branding expenses	2,924,496	4,232,373
	5,284,152	8,232,405

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7       GENERAL AND ADMINISTRATIVE EXPENSES

	2020 USD	2019 USD
		(Restated)
Salaries and other related benefits	3,507,055	4,540,502
Employees’ share-based compensation (Note 16)	564,284	643,809
Rent and related charges (note 17)	89,362	90,557
Travel expenses	84,114	204,309
Utilities	73,465	65,745
Consultancy and professional fees	231,369	252,286
Insurance expense	65,997	56,426
Write-off of accounts receivable	8,501	54,163
Depreciation of property and equipment (note 11)	150,736	146,712
Depreciation of rights-of-use assets (note 17)	85,117	84,651
Provision for employee’s end of service benefit (note 18)	33,717	54,891
License fees	290,148	385,206
Taxes	25,142	11,799
Other expenses	226,989	332,893
	5,435,996	6,923,949

8       FINANCE COST

	2020 USD	2019 USD
		(Restated)
Transaction and other costs	150,000	21,719
Interest on lease liabilities (note 17)	74,149	86,493
Fair value movements on convertible notes (note 21)	1,291,551	790,216
Interest on convertible notes (note 21)	188,138	137
Bank interest and other charges	60,844	79,767
	1,764,682	978,332

9       OTHER INCOME

	2020 USD	2019 USD
		(Restated)
Reversal of accruals no longer required	60,497	83,735
	60,497	83,735

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10     INCOME TAX

The major components of income tax expense for the years ended December 31, 2020 and 2019 are:

	2020 USD	2019 USD
		(Restated)
Consolidated statement of comprehensive income
Current income tax:
Current income tax charge	481,730	640,575
Deferred income tax
Relating to origination and reversal of temporary differences	19,508	(1,610)
Income tax expense reported in the consolidated statement of comprehensive income	501,238	638,965

Reconciliation of tax expense and the accounting profit multiplied by the Group’s tax rate for 2020 and 2019:

	2020 USD	2019 USD
		(Restated)
Accounting loss before tax	(5,241,952)	(6,307,428)
At Parent income tax rate of 0% (2019: 0%)	—	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	103,299	118,855
Effect of expenses that are not deductible in determining taxable profit	21,144	10,221
Tax effect of previous year’s tax losses that is utilized on which deferred tax asset was not recognized earlier	—	(11,946)
Deferred tax asset relating to prior years recognized in current period	—	(7,562)
Withholding tax expenses incurred on revenue from foreign jurisdictions	372,226	526,001
Others	4,569	3,396
At the effective income tax rate of -9.56% (2019: -10.13%)	501,238	638,965

Deferred tax asset relates to the following:

	Consolidated statement of financial position		Consolidated statement of comprehensive income
	2020	2019	2020	2019
	USD	USD	USD	USD
		(Restated)		(Restated)
Provisions	—	7,564	7,564	(7,564)
Accelerated depreciation for tax purposes	(17,898)	(17,898)	—	17,898
Losses available for offsetting against Future taxable income	—	11,944	11,944	(11,944)
Deferred tax expense/(benefit)
Deferred tax (liabilities)/assets	(17,898)	1,610	19,508	(1,610)
Reflected in the consolidated statement of financial position
Deferred tax assets	—	19,508
Deferred tax liabilities	(17,898)	(17,898)
Deferred tax (liabilities)/assets, net	(17,898)	1,610

Based on the latest available forecast of future profits, the Group has determined USD nil of tax losses (2019: nil) are unlikely to be utilised in the foreseeable future.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11     PROPERTY AND EQUIPMENT

The movement of property and equipment during the year is as follows:

	General installations	Office and Computer equipment	Furniture & fixtures	Total
	USD	USD	USD	USD
2019
Cost
At January 1, 2019 – Restated	566,829	123,523	34,796	725,148
Additions	1,883	37,048	3,248	42,179
At December 31, 2019 – Restated	568,712	160,571	38,044	767,327
Depreciation
At January 1, 2019 – Restated	186,484	74,378	21,452	282,314
Charge for the year (note 7)	113,644	25,674	7,394	146,712
At December 31, 2019 – Restated	300,128	100,052	28,846	429,026
Net carrying amount
At December 31, 2019 – Restated	268,584	60,519	9,198	338,301

2020
Cost
At January 1, 2020	568,712	160,571	38,044	767,327
Additions	48,235	20,027	12,226	80,488
At December 31, 2020	616,947	180,598	50,270	847,815
Depreciation
At January 1, 2020	300,128	100,052	28,846	429,026
Charge for the year (note 7)	117,868	24,054	8,814	150,736
At December 31, 2020	417,996	124,106	37,660	579,762
Net carrying amount
At December 31, 2020	198,951	56,492	12,610	268,053

12     INTANGIBLE ASSETS

The movement of intangible assets during the year is as follows:

	Application development	Originals and Sessions	Other intangibles	Work in progress	Total
	USD	USD	USD	USD	USD
2019
Cost:
At January 1, 2019 – Restated	1,294,761	49,000	25,000	—	1,368,761
Additions	598,449	196,757	17,850	140,688	953,744
At December 31, 2019 – Restated	1,893,210	245,757	42,850	140,688	2,322,505

Amortization:
At January 1, 2019 – Restated	499,289	3,000	500	—	502,789
Charge for the year (note 5)	330,162	101,235	5,859	—	437,256
At December 31, 2019 – Restated	829,451	104,235	6,359	—	940,045

Net carrying amount:
At December 31, 2019 – Restated	1,063,759	141,522	36,491	140,688	1,382,460

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12 INTANGIBLE ASSETS (cont.)
	Application development	Originals and Sessions	Other intangibles	Work in progress	Total
	USD	USD	USD	USD	USD
2020
Cost:
At January 1, 2020	1,893,210	245,757	42,850	140,688	2,322,505
Additions	775,890	7,627	16,600	16,701	816,618
Transferred	—	89,261	—	(89,261)	—
At December 31, 2020	2,669,100	342,645	59,450	68,128	3,139,323

Amortization:
At January 1, 2020	829,451	104,235	6,359	—	940,045
Charge for the year (note 5)	466,192	146,092	10,992	—	623,276
At December 31, 2020	1,295,643	250,327	17,351	—	1,563,321

Net carrying amount:
At December 31, 2020	1,373,457	92,318	42,099	68,128	1,576,002

Work in progress represent costs incurred in relation to internally produced originals and sessions which are not yet released.

13     TRADE AND OTHER RECEIVABLES

	2020 USD	2019 USD
		(Restated)
Trade receivables	3,711,752	4,264,796
Prepayments	169,963	266,814
Advances paid for content and service providers	1,155,978	594,741
Other receivables	450,964	254,708
Other financial assets	161,525	—
	5,650,182	5,381,059
Allowance for foreign currency losses	(825,993)	—
	4,824,189	5,381,059

As at December 31, 2020, the Group reclassed its bank balances in Lebanese Pounds equivalent of USD 161,525 to other financial assets due to significant devaluation of Lebanese Pounds against US Dollar caused by the ongoing political and economic situation in Lebanon.

Allowances for foreign currency losses represent translated differences between official and prevailing market rates on trade receivables and bank balances in Lebanese Pounds for the reasons disclosed above.

Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days.

At December 31, 2020 and 2019, the ageing analysis of trade receivables is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			30 – 60 days	60 – 90 days	90 – 120 days	>120 days
	USD	USD	USD	USD	USD	USD
2020	3,711,752	2,576,209	321,097	331,115	230,823	252,508
2019	4,264,796	2,180,926	1,237,981	261,968	522,414	61,507

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13 TRADE AND OTHER RECEIVABLES (cont.)

Amounts due from customers are expected, on the basis of past experience, to be fully recoverable. Management has determined that the expected credit losses relating to the above receivables are insignificant considering that these are from reputable entities and sovereign entities, with low probability of default and loss given default.

14     CASH AND CASH EQUIVALENTS

Cash and cash equivalents reflected in the consolidated statement of cash flows comprise the following statement of financial position amounts:

	2020 USD	2019 USD
		(Restated)
Cash on hand	137,509	7,123
Bank balances	5,477,261	1,255,915
	5,614,770	1,263,038
Less: bank overdraft	(6,459)	(221,481)
Cash and cash equivalents	5,608,311	1,041,557

Bank overdraft carry an interest rate between 7% – 10%.

15     ISSUED CAPITAL AND RESERVES

The Group capital structure for the years ended December 31, 2020 and 2019 consists of three classes of shareholding as follows:

	2020	2019
		(Restated)
	number of shares
Authorised shares
Ordinary shares of USD each
A	200,000	200,000
B	200,000	200,000
C	100,000	100,000
	500,000	500,000
Ordinary shares issued and fully paid
A	25,697	25,697
B	52,587	52,587
C	4,458	3,944
	82,742	82,228

Class A Shares are voting shares and the holder thereof has the right to participate in the surplus assets of the Company and the right to receive dividends.

Class B Preferred Shares are Preferred Shares with the right to vote and the right in a winding up to the Liquidation Preference; and receive dividends.

Class C Shares are non-voting shares, with the right in a winding up to participate in the surplus assets of the Company and receive dividends.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15 ISSUED CAPITAL AND RESERVES (cont.)

Share based payment reserves

Amount
USD
As at January 1, 2019 – Restated	1,153,001
Share-based payments expense during the year (note 16)	643,809
At December 31, 2019 – Restated	1,796,810
Share-based payments expense during the year (note 16)	564,284
As at December 31, 2020	2,361,094

Share-based payments

The share-based payments reserve is used to recognise the value of equity-settled share-based payments provided to employees (including key management personnel, as part of their remuneration) and service provider. Refer to Note 16 for further details of these plans.

16     SHARE-BASED PAYMENTS

16.1 General employee share based payment plan (“GESP”)

The establishment of the plan was approved by shareholders. General employee share based payment plan (“GESP”) is designed to provide long-term incentives for key employees in the Group.

Under the GESP, the Group, at its discretion, may grant shares of the parent to employees, once the employee has completed two years or four years of service, depending upon the plan. Vesting of the share options is dependent on the completion of the service period of the employee. The fair value of shares granted is estimated at the date of grant using a revenue multiple approach or by reference to a market transaction and taking into account the terms and conditions on which the shares were granted. The model simulates the revenue multiple and compares it against the group of principal competitors or comparable companies, whilst applying an appropriate liquidity discount. It takes into account historical and expected probability of vesting. The current GESP program is a graded vesting shares ownership program with the following maturities:

1.      4.5 years maturity – 25% Vesting Rule: Whereby the employee gets 25% of the distributed shares for the first 18 months since the date of grant, and 25% are vested equally over the next three years.

2.      2 years maturity – 50% Vesting Rule: Whereby the employee gets 50% of the distributed evenly over two years.

GESPs are Class C non-voting preferred shares and are vested only when the employee completes the vesting period. Employee can only sell the vested shares to the Company or existing shareholders. The latter’s buying of GESP shares requires a board approval.

The shares are distributed evenly through tranches over the vesting period, where the first tranche is distributed upon the completion of service period of 18 months. The remaining three tranches are distributed at the end of each service year starting the end of the second year of service. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or receive any guaranteed benefits.

	2020 USD	2019 USD
		(Restated)
Expense arising from equity-settled share-based payments (note 7)	373,077	560,118

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16 SHARE-BASED PAYMENTS (cont.)

There were no cancellations or modifications to the awards in 2020 or 2019.

	2020	2019
		(Restated)
Outstanding shares at January 1	1,144	887
Shares granted during the year	—	900
Shares vested during the year	(514)	(643)
Outstanding shares at December 31	630	1,144

16.2 Share based payment to service provider

The Head of International Partnerships has been granted time vested and performance vested warrants, settled in class C shares of the Company. The Group granted 1,000-time vested warrants of which 250 were vested immediately and 250 vested each year over the next three years. Time vested warrants were granted in February 2018 and the beneficiary has the right to exercise the warrants anytime up to the maturity date on February 15, 2030. The underlying strike price to the time vested options is USD 2,000 per share. The Head of International Partnerships has allocated 200 of his time vested warrants to an international artist in May 2019. Additional 600 performance-based warrants are granted with same maturity date and can be exercised either when the Group achieves a USD 600 million valuation, USD 50 million in revenue, or completes a direct or an indirect initial public offering. The Group calculated provisions for warrants using American Options Model.

	2020 USD	2019 USD
		(Restated)
Expense arising from equity-settled warrants (note 7)	191,207	83,691

There were no cancellations or modifications to the awards in 2020 or 2019.

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	2020	2019
		(Restated)
Outstanding at January 1	500	250
Granted during the year	250	250
Vested during the year	—	—
Lapsed during the year	—	—
Outstanding at December 31	750	500
Exercisable at December 31	750	500

The weighted average remaining contractual life for the share options outstanding as at December 31, 2020 was 10 years (2019: 11 years). The weighted average fair value of options granted during the year was USD 764.80 (2019: USD 334.80) with an exercise of USD 2,000.

The impact on the fair value of the warrants with an increase or decrease in the Company’s ordinary share price of 10% results in a range of USD 164,051 to USD 219,151 at December 31, 2019 and USD 70,033 to USD 98,015 at December 31, 2020.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16 SHARE-BASED PAYMENTS (cont.)

The following tables list the inputs to the binomial model used for the plan for the years ended December 31, 2020 and 2019, respectively:

	2020	2019
		(Restated)
Weighted average fair values at the measurement date	1,481	917
Dividend yield (%)	—%	—%
Expected volatility (%)	47.79%	39.95%
Risk – free interest rate (%)	1.56%	2.55%
Expected life of share options (Years)	10	11
Strike Price (USD)	2,000	2,000
Vested during the period	250	250
Value per warrant	764.80	334.80
Total value	191,207	83,691

17     LEASES

The Group has lease contracts for various office spaces used in its operations. Leases of such office spaces generally have lease terms between 1 and 5 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.

There are several lease contracts that include extension and termination options and variable lease payments.

The Group also has certain leases of machinery with lease terms of 12 months or less and leases of office equipment with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

Set out below are the carrying amounts of right-of-use assets recognised and the movements during the period:

ROU USD
At January 1, 2019	—
Additions – Restated	424,421
Depreciation expense – Restated (note 7)	(84,651)
At December 31, 2019 – Restated	339,770

Additions	—
Depreciation expense (note 7)	(85,117)
At December 31, 2020	254,653

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2020 USD	2019 USD
		(Restated)
As at January 1	378,914	—
Additions	—	424,421
Accretion of interest (note 8)	74,149	86,493
Payments	(133,650)	(132,000)
	319,413	378,914

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17 LEASES (cont.)
	2020 USD	2019 USD
As at December 31
Current	79,214	59,501
Non-current	240,199	319,413
	319,413	378,914

The maturity analysis of lease liabilities is disclosed in Notes 23

	2020 USD	2019 USD
		(Restated)
Depreciation expense of right-of-use assets (note 7)	85,117	84,651
Interest expense on lease liabilities (note 8)	74,149	86,493
Expenses relating to short-term lease (note 7)	89,362	90,557
Total amount recognized in profit or loss	248,628	261,701

There are no potential future rental payments, on account of extension options expected not to be exercised and termination option expected to be exercised, relating to periods following the exercise date of extension and termination options that are not included in the lease term.

18     PROVISION FOR EMPLOYEES’ END OF SERVICE BENEFITS

	2020 USD	2019 USD
Provision as at January 1	106,569	51,678
Provided during the year (note 7)	33,717	54,891
Paid during the year	(9,177)	—
	131,109	106,569

19     TRADE AND OTHER PAYABLES

	2020 USD	2019 USD
		(Restated)
Trade payables (content and service providers)	5,374,423	4,398,929
Accrued content acquisition and royalty costs	7,944,971	7,463,834
Social security and taxes payable	761,227	439,971
Withholding taxes payables	223,098	116,523
Other accrued expenses	451,537	1,149,454
Other payables	202,486	21,321
	14,957,742	13,590,032
Foreign exchange gains	(547,935)	—
	14,409,807	13,590,032

Due to significant devaluation of Lebanese pounds against US Dollar, the value of liabilities denominated in Lebanese pounds dropped resulting in foreign exchange gains.

20     AMOUNT DUE TO/FROM RELATED PARTIES

Related parties represent associated companies, major shareholders, directors and key management personnel of the Group, and entities controlled, jointly controlled or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Group’s management.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20 AMOUNT DUE TO/FROM RELATED PARTIES (cont.)

20.1  Related party balances

Due from related parties:

	2020 USD	2019 USD
Affiliated companies:
Du – UAE	318,702	184,274
Mobily – KSA	128,539	273,236
	447,241	457,510

Due to shareholders and related parties:

	2020 USD	2019 USD
(a) Due to shareholders
Edgard Maroun	111,046	137,772
MEVP Holding SAL	250,000	450,000
	361,046	587,772
(b) Due to related parties
MBC	1,524,086	750,000
	1,885,132	1,337,772

The above balances are interest free and has no fixed repayment terms.

(c) Convertible notes:    Convertible notes from MEVP and SAMENA disclosed in note 21 to the consolidated financial statements.

20.2  Related party transactions

Significant transactions with related parties included in the statement of comprehensive income are as follows:

	2020 USD	2019 USD
Marketing expense paid to MBC	250,000	1,000,000
Fair value movement on convertible notes (note 21)	1,291,551	790,216
Foreign exchange loss	53,917	—
Fees paid to Du and Mobily (cost of revenue)	577,741	782,031

MBC entered into agreement to provide the Group advertising services such as air time on music and entertainment shows like ‘The Voice’ and other similar shows. Du and Mobily utilize their network to facilitate subscription payments for the Group’s users.

20.3  Compensation of key management personnel of the Group

	2020 USD	2019 USD
Short term employee benefits	1,028,329	866,948
Post-employment pension and medical benefits	19,680	19,613
Termination benefits	13,780	16,643
Share-based payment transactions	185,126	57,290
Total compensation of key management personnel of the Group	1,246,915	960,494

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21     CONVERTIBLE NOTES AND BORROWINGS

Term loans

Term loan 1

In October 2012, the Group obtained a subsidized loan from a Lebanese bank amounting to USD 200,710 in order to finance the infrastructure and start-up costs. The loan is to be repaid in 72 equal monthly instalments of USD 2,884 until June 2019 with a grace period of 9 months subject to an annual interest rate of 5.14%. The balance of the loan amounted to USD 20,186 as of December 31, 2018. The loan was fully paid in 2019.

Term loan 2

In April 2013, the Group obtained a subsidized loan from a Lebanese bank amounting to USD 202,130 in order to finance the infrastructure and start-up costs. The loan is to be repaid in 72 equal monthly instalments of USD 2,820 until June 2019 with a grace period of 3 months subject to an annual interest rate of 5.14%. The balance of the loan amounted to USD 19,737 as of December 31, 2018. The loan was fully paid in 2019.

Term loan 3

In May 2018, the Group obtained a subsidized loan from a Lebanese bank amounting to USD 1,500,000 in order to finance its operations. The loan was repaid in 10 equal monthly instalments of USD 150,000 until April 2019. The loan is subject to an annual interest rate of 7.75%. The balance of the loan amounted to USD 450,000 as of December 31, 2018. The loan was fully paid in 2019.

Convertible notes

Convertible note 1

During the year 2018, the Group signed a convertible note agreement with MEVP for funds amounting to USD 1,500,000 maturing on April 2, 2020 and is subject to an interest rate of 8% per annum. Pursuant to an amended and restated convertible note agreement dated September 24, 2020, the note was extended further until April 2, 2021, subject to an interest rate of 9% per annum. The convertible note is currently in the process of conversion, and MEVP will be entitled to receive 1,160 Class B shares of the Group upon completion of the legal formalities. note is convertible in the event of an equity injection of USD 10 million or more and/or sale of at least 25% of the share capital of the Company. In the absence such equity injection before the maturity, the principal and the accrued interest are converted at a discount of 20%of the lower of the pre-money valuation cap of USD 165 million or fair market value. The convertible notes rank ahead of the ordinary shares in the event of a liquidation.

Convertible note 2

During the year 2018, the Group signed a convertible note agreement with SAMENA amounting to USD 3,000,000 maturing on April 2, 2020 and is subject to an interest rate of 8% per annum. Pursuant to an amended and restated convertible note agreement dated September 24, 2020, the note was extended until April 2, 2021, subject to an interest rate of 9% per annum. The convertible note is currently in the process of conversion, and SAMENA will be entitled to receive 2,204 Class B shares of the Group upon completion of the legal formalities. The note is convertible in the event of an equity injection of USD 10 million or more. In the absence of such equity injection before the maturity, the principal and the accrued interest are converted at a discount of 20% of the lower of the pre-money valuation cap of USD 165 million or fair market value. The convertible notes rank ahead of the ordinary shares in the event of a liquidation.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21 CONVERTIBLE NOTES AND BORROWINGS (cont.)

Convertible note 3

During the year 2020, the Group signed a convertible note agreement with MEVP for funds amounting to USD 650,000 maturing on May 31, 2021 and is subject to an interest rate of 9% per annum, which has been extended at the discretion of MEVP. The note is convertible in the event of an equity injection of USD 10 million or more and/or a cumulative sale of least 25% of the share capital of the Company. In the absence of such equity injection before the maturity the principal and the accrued interest are converted at a discount of 20% to the fair market value. The convertible notes rank ahead of the ordinary shares in the event of a liquidation. MEVP provided an advance of USD 150,000 in 2019 which has been account for against the convertible note.

Convertible note 4

During the year 2020, the Group signed a convertible note agreement and an ancillary conversion undertaking agreement with Alkonost Investment Ltd. for funds amounting to USD 5,000,000 maturing May 2022 is subject to a profit rate of 12% per annum. The note is convertible at the option of the creditor, in the event of an equity injection of USD 15 million or more. In the absence of an equity injection the principal and the accrued profit are converted at a discount of 25% to an agreed upon fair market value. The convertible notes rank ahead of the ordinary shares in the event of a liquidation.

The Convertible notes agreements included certain affirmative covenants, including the delivery of audited consolidated financial statements to the holders.

The table below presents the changes in the convertible notes:

	2020 USD	2019 USD
		(Restated)
At January 1	5,655,372	1,532,621
Additions – convertible notes	5,500,000	3,150,000
Non-cash changes recognized in consolidated Statement of comprehensive income
Changes in fair value (note 8)	1,291,551	790,216
Interest (note 8)	188,138	137
Effect of day one fair value (other reserves)*	100,774	182,398
At December 31	12,735,835	5,655,372

____________

*        The amount represents day one fair value losses on loans from shareholders (MEVP and SAMENA) transferred to other reserves in equity.

The table below presents the classification and maturity of the convertible notes:

	2020 USD	2019 USD
		(Restated)
Fair value through profit or loss	6,766,866	5,475,315
Amortized cost	5,968,969	180,057
	12,735,835	5,655,372

Current	7,629,743	5,475,315
Non-current	5,106,092	180,057
	12,735,835	5,655,372

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21 CONVERTIBLE NOTES AND BORROWINGS (cont.)

Liabilities measured at fair value:

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:      quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:      other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:      techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	December 31, 2020 USD	Level 1 USD	Level 2 USD	Level 3 USD
Financial liabilities at fair value
Convertible notes	6,766,866	—	—	6,766,866
	December 31, 2019 USD	Level 1 USD	Level 2 USD	Level 3 USD
Financial liabilities at fair value
Convertible notes	5,475,315	—	—	5,475,315

During the year, there were no transfers between Level 1, 2 and 3 fair value measurements (2019: nil).

At December 31, 2019 and December 31, 2020, the convertible notes were valued at the assumed exchange to shares based on the fair value of the Company’s share price.

The key assumptions used to estimate the fair value of the shares were as follows:

	2020 USD	2019 USD
Revenue multiple used to estimate enterprise value	5.8	3.6
Liquidity discount rate	—	31.0%
Market interest rate	13.9%	26.0%

The fair value was based on the following drivers:

1.      Revenue multiple: as set by market multiple at the prevailing dates.

2.      Liquidity discount: estimated at 31% for emerging markets companies with similar valuation. No liquidity discounted was assumed in 2020 as the Company’s shares are expected to be listed in 2021.

3.      Market rates: estimated as risk free plus credit default spread for a company with similar risk profile. In 2019, the Group was highly exposed to Lebanese market condition which resulted in high risk-free rate (calculated as the yield to maturity on Eurobonds). In 2020, the Group relocated to Abu Dhabi which decreased its risk profile thus resulting in lower risk-free rate and lower market interest rate. The credit spread is set for a highly speculative loan.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22     CONTINGENCIES AND COMMITEMNETS

22.1  Contingencies

There exist a few pending legal actions, proceedings, and claims or may be instituted or asserted against the Group. These may include but are not limited to matters arising out of alleged infringement of intellectual property; alleged violations of consumer regulations; employment-related matters; and disputes arising out of supplier and other contractual relationships. As a general matter, the music and other content made available on the Group’s service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group’s royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity, or results of operations. Based on management assessment, currently there are no material cases, claims or proceedings of such quantum which require provision or disclosure as contingent liabilities.

22.2  Commitments

The Group is subject to the following minimum guarantee amounts relating to the content on its service and publishing rights, the majority of which relate to minimum royalty payments associated with its license agreements for the use of licensed content and publishing royalties, as at December 31:

	2020 USD	2019 USD
		(Restated)
Less than one year	8,075,000	5,205,739
Later than one year but not more than 5 years	—	—

In addition to the minimum guarantees listed above, the Group is subject to various service agreements including a service agreement with Amazon for the use of Amazon servers and cloud as at December 31.

23     FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES

The Group’s principal financial liabilities comprise loans and borrowings, lease liabilities, due to related parties, and trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group’s principal financial assets include trade and other receivables, contract assets, due from related parties and cash and cash equivalents that derive directly from its operations.

The main risks arising from the Group’s financial instruments are market risk, liquidity risk and credit risk. The Board of Directors reviews and agrees policies for managing each of these risks which are summarised below:

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. The sensitivity analyses in the following sections relate to the position as at December 31, 2020 and 2019.

Interest rate risk

The Group is not exposed to any significant interest rate risk, all convertible notes have fixed interest rates.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23 FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES (cont.)

Credit risk

The Group seeks to limit its credit risk with respect of customers by setting credit limits and monitoring outstanding receivables and maintaining positive cash flows.

With respect to credit risk arising from other financial assets of the Group, which comprise of bank balances and trade receivables, the Group’s exposure to credit risk arises from default of the counterparty, with the maximum exposure equal to the carrying amount of these instruments. The Group seeks to limit its credit risk to banks by only dealing with reputable banks and financial institutions.

Foreign currency risk

Foreign currency risk comprises of transaction and statement of financial position risk. Transaction risk relates to the Group’s cash flow being adversely affected by a change in the exchange rates of foreign currencies against U.S. Dollars. Statement of financial position risk relates to the risk of the Group’s monetary assets and liabilities in foreign currencies acquiring a lower or higher value, when translated into US Dollars, as a result of currency movements.

The Group is exposed to foreign currency fluctuations on its transactions in foreign currencies, mainly in Egyptian and Lebanese Pounds. As the UAE Dirham and Saudi Riyal are pegged to the US Dollar, balances in these currencies are not considered to represent significant currency risk. The Group’s principle foreign currency risk arises from Egyptian and Lebanese Pounds denominated transaction of which the balance was USD 1,749,641 (2019: USD 1,382,126). The net position in Lebanese Pounds at December 31, 2020 is LBP 777,678,316, LBP 223,650,258 at December 31, 2019 or USD 515,873 and USD 148,358, respectively, at the official exchange rate. The net position in Egyptian Pounds at December 31, 2020 is EGP 21,936,397, and EGP 17,263,874 at December 31, 2019 or USD 61,688 and USD 47,955, respectively.

The table below indicates the Group’s foreign currency exposure at December 31 as a result of its monetary assets and liabilities. The analysis calculates the effect of a reasonable possible movement of the U.S Dollars rate against Egyptian and Lebanese pounds with all other variable held constant on the consolidated statement of comprehensive income.

	Increase/decrease in USD rate to the Egyptian and Lebanese Pounds	Effect on loss before tax USD
2020	+/- 5%	87,482
2019	+/- 5%	69,106

Liquidity risk

The Group limits its liquidity risk primarily from the funds generated from operations to settle supplier dues and provide the Group with sufficient funds to enable it to meet its financial obligations as they fall due.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23 FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES (cont.)

The table below summarises the maturities of the Group’s undiscounted financial liabilities, based on contractual payment dates.

	On demand USD	Less than 3 months USD	3 months to 1 year USD	1 to 5 years USD	Total USD
December 31, 2020
Bank overdraft	6,459	—	—	—	6,459
Lease liability	—	—	79,214	240,199	319,413
Trade and other payables	—	5,374,423	8,598,994	—	13,973,417
Total	6,459	5,374,423	8,678,208	240,199	14,299,289

December 31, 2019
Bank overdraft	221,481	—	—	—	221,481
Lease liability	—	—	59,501	319,413	378,914
Trade and other payables	—	4,548,929	8,484,609	—	13,033,538
Total (restated)	221,481	4,548,929	8,544,110	319,413	13,633,933

24     SEGMENT INFORMATION

The Group has two reportable segments: Premium and Ad-Supported. The Premium service is a paid service in which customers can listen on demand and offline. Revenue for the Premium segment is generated through subscription fees. The Ad-Supported service is free to the user. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group’s content. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. The remaining cost of revenue items that are not specifically associated to either of the segments are allocated based on user activity in each segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	2020 USD	2019 USD
		(Restated)
Premium segment
Revenue	24,715,271	23,211,281
Cost of revenue	(18,772,861)	(16,811,459)
Gross profit	5,942,410	6,399,822

Ad-Supported segment
Revenue	5,803,085	8,016,368
Cost of revenue	(3,573,660)	(4,510,157)
Gross profit	2,229,425	3,506,211

Consolidated
Revenue	30,518,356	31,227,649
Cost of revenue	(22,346,521)	(21,321,616)
Gross profit	8,171,835	9,906,033

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24 SEGMENT INFORMATION (cont.)

Reconciliation of gross profits

Selling and marketing, operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to the Group’s loss before tax is as follows:

	2020 USD	2019 USD
		(Restated)
Segment gross profit	8,171,835	9,906,033

Selling and marketing expenses	(5,284,152)	(8,232,405)
General and administrative expenses	(5,435,996)	(6,923,949)
Finance costs	(1,764,682)	(978,332)
Finance income	137,397	3,305
Other income	60,497	83,735
Foreign exchange loss, net	(1,126,851)	(165,815)
Loss before tax	(5,241,952)	(6,307,428)

Revenue by market

	2020 USD	2019 USD
		(Restated)
Saudi Arabia	10,027,692	9,480,057
Egypt	6,119,713	6,098,877
Lebanon	4,519,232	4,598,613
United Arab Emirates	4,100,221	4,884,073
Others*	5,751,498	6,166,029
	30,518,356	31,227,649

Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is viewed.

*There are no individual geographical market other than those disclosed above constitute more than 5% of the total revenue.

25     EARNINGS PER SHARE (EPS)

Basic loss per share is computed using the weighted-average number of outstanding shares during the period. Diluted loss per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding shares and potential shares during the period. The Group’s potential shares consist of incremental shares issuable upon (1) the assumed exercise of warrants, (2) the assumed vesting of unvested shares under GESP program, and (3) conversion of the outstanding convertible notes, excluding all anti-dilutive shares outstanding during the period. The Group used the if-converted method to calculate the dilutive impact for the above convertible instruments and adjusted the numerator for changes in profit or loss.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25 EARNINGS PER SHARE (EPS) (cont.)

The following table reflects the loss and share data used in the basic and diluted loss per share calculations:

	2020 USD	2019 USD
Basic loss per share
Net loss attributable to the equity holders of the parent	(5,585,948)	(6,745,735)
Shares used in computation:
Weighted-average shares outstanding	81,823	81,222
Basic net loss per share attributable to equity holders of the parent	(68.27)	(83.05)

Diluted loss per share
Net loss attributable to the equity holders of the parent	(5,585,948)	(6,745,735)
Shares used in computation:
Weighted-average shares outstanding	81,823	81,222
Diluted net loss per share attributable to equity holders of the parent	(68.27)	(83.05)

Potential dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	2020 USD	2019 USD
		(Restated)
Share options plans	1,050	2,083
Warrants	1,232	— *
Convertible notes	5,525	3,723
	7,807	5,806

____________

*        Warrants were out of the money during the year ended December 31, 2019.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these consolidated financial statements.

26     FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments comprise financial assets and financial liabilities.

Financial assets consist of cash and cash equivalents, trade receivables, contract assets and amount due from related party. Financial liabilities consist of trade payables, lease liability, overdrafts convertibles notes and amount due to related party.

The fair values of financial instruments are not materially different from their carrying values, other than financial liabilities at fair value through profit or loss which is disclosed in note 21 to the consolidated financial statements.

27     SUBSEQUENT EVENTS

On 3 March 2021, the Company and Vistas Media Acquisition Company (VMAC, a Special Purpose Acquisition Company (or SPAC) listed on the Nasdaq stock exchange under the ticker VMAC) jointly announced that they had entered into a business combination agreement. The transaction is a reverse merger between VMAC and a subsidiary of the Company whereby the shareholders of the Company will become the majority shareholders of a newly established entity, Anghami Inc. VMAC will become a subsidiary of Anghami Inc., and the Company will become a subsidiary of Anghami Inc. The shareholders of VMAC will become shareholders of Anghami Inc. Upon the completion of the merger, which is slated for the third quarter of 2021, Anghami Inc. intends to list its shares on Nasdaq while the Company and VMAC will remain subsidiaries of Anghami Inc., the entity that is intended to be

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANGHAMI
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27 SUBSEQUENT EVENTS (cont.)

publicly listed. As part of the business combination agreement and upon the completion of the merger, Anghami Inc. will receive a minimum cash amount of USD 40,000,000 through a fully underwritten PIPE (Private Investment in Public Equity) investment/private placement.

In March 2021, Anghami KSA’s ownership was transferred to the Anghami FZ LLC which was previously directly held by the Shareholders under common control.

Management is currently in the process of completing the transfer of ownership of Anghami for Digital Content (Anghami’s entity in Egypt) ownership to become fully owned subsidiary of Anghami FZ LLC.

The Group is currently in the final stages of securing a USD 4.5 million interest free loan from Shuaa Capital PSC. and MEVP (collectively the “Lenders”) which is critical for its short-term working capital requirements. The Group has received USD 600 thousand out of the planned funding on July 1, 2021 on the basis of the agreed terms between all parties. The Loan is repayable within 10 business days following the closing of the Transaction. If the Transaction is not completed within a period of three months following the effective date of the Loan, or if within this three month period the Transaction is cancelled for any reason whatsoever, the Loan will accrue interest at 12% per annum and mature after 12 months from the Loan effective date. The Lenders will have the option to either (i) demand the repayment of the principal and the accrued interest at maturity or (ii) convert the Loan at a discount to the fair market value. The parties will mutually agree to the conversion terms at a later stage.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANNEXES

Annex A:	Business Combination Agreement
Annex B:	Proxy Card for Special Meeting of Stockholders
Annex C:	Amended and Restated Memorandum and Articles of Association of Pubco

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANNEX A

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

VISTAS MEDIA ACQUISITION COMPANY INC.,

ANGHAMI,

ANGHAMI INC.,

ANGHAMI VISTA 1 and

ANGHAMI VISTA 2

DATED AS OF MARCH 3, 2021

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Annex A-i

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Annex A-ii

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Annex A-iii

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

SCHEDULES

Company Shareholder Schedule Permitted Liens Schedule Terminated Contracts Schedule

Schedule 3.2(a)	Noncontravention
Schedule 3.2(b)	Noncontravention — Material Contracts
Schedule 3.3(a)	Capitalization
Schedule 3.3(b)	Capitalization Exceptions
Schedule 3.3(c)	Rights to Debt or Equity
Schedule 3.4(c)	Liabilities
Schedule 3.4(d)	Indebtedness
Schedule 3.5	Material Adverse Effect
Schedule 3.6	Certain Developments
Schedule 3.7(b)	Leased Real Property
Schedule 3.8	Personal Property
Schedule 3.9(a)	Tax Returns
Schedule 3.10(a)	Material Contracts
Schedule 3.10(b)	Material Contracts Exceptions
Schedule 3.11(a)	Misappropriation
Schedule 3.11(b)	Intellectual Property
Schedule 3.11(f)	Data Protection
Schedule 3.12	Litigation
Schedule 3.13	Brokerage
Schedule 3.14(a)	Employees
Schedule 3.14(k)	Employee Nondisclosure Agreements
Schedule 3.14(l)	Independent Contractor Nondisclosure Agreements
Schedule 3.15(a)	Employee Benefit Plans
Schedule 3.15(d)	Benefit Plans Administration
Schedule 3.16	Insurance
Schedule 3.17(a)	Compliance with Laws
Schedule 3.17(b)	Permit Matters
Schedule 3.18	Environmental Matters
Schedule 3.21	Affiliate Transactions
Schedule 3.22	Top Suppliers
Schedule 3.23	Title to Assets
Schedule 5.3	Brokerage
Schedule 5.8(a)	Vistas Material Contracts
Schedule 5.9	Title to Property
Schedule 5.11	Vistas Affiliate Agreements
Schedule 6.3(a)	Interim Covenants
Schedule 6.3(b)	Affirmative/Negative Covenants

ExhibitS

Exhibit A	Form of Restrictive Covenant Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Registration Rights Agreement
Exhibit D	Sponsor Letter Agreement

Annex A-iv

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of March 3, 2021, by and among (i) Vistas Media Acquisition Company Inc., a Delaware corporation (together with its successors, “Vistas”), (ii) Anghami, a Cayman Islands exempted company (the “Company” or “Anghami”), (iii) Anghami Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Pubco”), (iv) Anghami Vista 1, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“Vistas Merger Sub”), and (v) Anghami Vista 2, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“Anghami Merger Sub”). Each of Vistas, the Company, Pubco, Vistas Merger Sub and Anghami Merger Sub is also referred to herein as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, the Company, directly and indirectly through its subsidiaries, engages in the business of music streaming and digital distribution in the Middle East and North Africa region;

WHEREAS, Vistas is a special purpose acquisition company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with a business;

WHEREAS, Pubco is a newly formed, wholly-owned, direct subsidiary of the Company formed for the purpose of consummating the Transactions;

WHEREAS, Vistas Merger Sub and Anghami Merger Sub are newly formed, wholly-owned, direct subsidiaries of Pubco formed for the purpose of consummating the Transactions;

WHEREAS, the Parties intend to undertake a business combination transaction involving Vistas, Pubco, Vistas Merger Sub, Anghami Merger Sub and the Company;

WHEREAS, simultaneously with the execution and delivery of this Agreement certain Company Shareholders identified on the Company Shareholder Schedule have executed and delivered to Vistas a Restrictive Covenant Agreement effective as of Closing in the form attached hereto as Exhibit A (each, a “Restrictive Covenant Agreement”);

WHEREAS, the Parties intend that, at Closing: (a) Vistas will merge with and into Vistas Merger Sub, with Vistas continuing as the surviving company (the “Vistas Merger”) and (b) Anghami will merge with and into Anghami Merger Sub, with Anghami continuing as the surviving company (the “Anghami Merger” and, together with the Vistas Merger and the other transactions contemplated by this Agreement and the Transaction Agreements, the “Transactions”), as a result of which (i) Vistas Merger Sub and Anghami Merger Sub will cease to exist and (ii) the Company Shareholders and the Vistas Shareholders will be shareholders of Pubco and (iii) Vistas and Anghami will each be a wholly owned subsidiary of Pubco;

WHEREAS, the boards of directors of each of Vistas, the Company, Vista Merger Sub, Anghami Merger Sub and Pubco have unanimously (a) determined that the Transactions are fair, advisable and in the best interests of their respective companies and shareholders, and (b) approved this Agreement and the Transactions, upon the terms and subject to the conditions set forth herein;

WHEREAS, pursuant to the Governing Documents of the Company and the applicable provisions of the Companies Act, the approval of the adoption of this Agreement and the transactions contemplated hereby, including the Anghami Merger, requires the affirmative vote of the holders of at least two-thirds of the outstanding Company Shares who, being entitled to vote, attend the general meeting and vote thereon or by way of unanimous written consent (“Required Company Shareholder Approval”);

WHEREAS, for U.S. federal and applicable state income Tax purposes, (i) the Vistas Merger, taken together with the Anghami Merger, and the Equity Financing (as defined below), is intended to be a contribution of property qualifying under Section 351 of the Code and that Pubco shall be treated as a corporation under Section 367(a) of the Code and the Treasury Regulations promulgated thereunder and (ii) it is intended that Pubco shall not be treated as a domestic corporation under Section 7874(b) of the Code (the “Intended Tax Treatment”).

Annex A-1

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, agreements and understandings contained herein and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

Section 1.1 CERTAIN DEFINITIONS. For purposes of this Agreement, capitalized terms used in this Agreement but not otherwise defined herein shall have the meanings set forth below.

“ABC Laws” means (a) the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1997; (b) the Bribery Act 2010; and (c) any other applicable anti-corruption Laws of any jurisdiction in which the Company and its Subsidiaries is conducting business.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise.

“Amended and Restated Pubco Governing Documents” means amended and restated Governing Documents of Pubco in form and substance to be agreed upon by Vistas and Anghami, each acting reasonably and in good faith.

“AML Laws” means (a) the Proceeds of Crime Act 2002; (b) the Money Laundering Regulations 2007; (c) the Terrorism Act 2000; and (d) any other applicable anti-money laundering Laws of any jurisdiction in which the Company and its Subsidiaries is conducting business.

“Anghami Companies” means, collectively, the Company and the direct and indirect Subsidiaries of the Company.

“Available Cash Amount” means (i) the cash available to be released from the Trust Account (for avoidance of doubt, after taking into account the Vistas Shareholder Redemptions) plus (ii) any other cash or cash equivalents of Vistas plus (iii) the net proceeds from the Equity Financings minus (iv) Vistas Transaction Expenses minus (v) Company Transaction Expenses.

“Business Combination” means Vistas’ initial business combination as described in the Vistas Governing Documents and the IPO Prospectus.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in New York, New York or Dubai, United Arab Emirates are authorized or required by Law to close; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in New York, New York generally are open for use by customers on such day.

“Cash Consideration” means (a) if the Available Cash Amount is less than or equal to $50,000,000, $0, (b) if the Available Cash Amount is greater than $50,000,000, an amount in U.S. Dollars equal to the lesser of (i)(A) the Available Cash Amount minus the outstanding indebtedness of Pubco for borrowed money with a maturity date of more than one year as of the Closing, (B) multiplied by 0.3, or (ii) the Available Cash Amount minus the outstanding indebtedness of Pubco for borrowed money with a maturity date of more than one year as of the Closing minus $50,000,000.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Company Convertible Notes” means those convertible promissory notes owed by the Anghami Companies set forth on Schedule 3.3(b).

Annex A-2

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

“Company Convertible Securities” means, collectively, the Company Convertible Notes and any other options, warrants or rights to subscribe for or purchase any Equity Interests of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any Equity Interests of the Company.

“Company Disclosure Schedules” means the Disclosure Schedules delivered by the Company to Vistas concurrently with the execution and delivery of this Agreement.

“Company Employee” means any Person employed by any Anghami Company.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization; Authority; Enforceability), Section 3.3 (Capitalization) Section 3.2(a) (Non-Contravention) and Section 3.13 (Brokerage) and Section 3.21 (Affiliate Transactions).

“Company Shareholders” means the holders of Company Shares and Company Convertible Securities.

“Company Shares” means the Company Class A Shares, the Company Class C Shares, the Company Seed Preferred Shares, the Company Series A Preferred Shares, the Company Series A+ Preferred Shares and the Company Series B Preferred Shares.

“Company Transaction Expenses” means, to the extent not paid prior to Closing, without duplication: (a) all fees, costs and expenses (including fees, costs and expenses of third-party advisors, legal counsel (including Norton Rose Fulbright), investment bankers (including i-Bankers), or other Representatives) incurred by the Company through the Closing in connection with the preparation of the Financial Statements, the negotiation of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby, (b) any fees payable by the Company pursuant to any management, monitoring or similar agreements with any of the Company’s direct or indirect Affiliates (including any accelerated costs or expenses and any termination costs, expenses or similar charges), (c) any payments of the Company triggered solely by the consummation of the transactions contemplated by this Agreement under the terms of any Contract, (d) 50% of any transfer, documentary, sales, use, value added, goods and services, stamp, registration, notarial fees and other similar Taxes and fees in connection with the consummation of the transactions contemplated hereby, and (e) all sale, change in control or similar bonuses or payments of the Company triggered by the consummation of the transactions contemplated hereby that are payable to employees, service providers, former employees and former service providers of the Anghami Companies contingent upon the Closing together with the employer portion of any payroll or other employment Taxes related thereto.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of September 30, 2020, by and between Vistas and the Company.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Entity or any other Person.

“Contract” means any written or oral contract, agreement, license, lease, binding arrangement, bond, note, indenture, mortgage, debt instrument, purchase order, franchise or other instrument or obligation of any kind (including any amendments and other modifications thereto).

“Data Protection and Security Requirements” means (a) all Data Protection Laws, (b) provisions relating to Processing of Personal Information in all applicable Data Protection Contracts, and (c) all applicable Data Protection Policies.

“Data Protection Contracts” means all Contracts between any Anghami Company and any Person that are applicable to the Processing of Personal Information.

“Data Protection Laws” means any Laws or Orders of any jurisdiction applicable to the Company and its Subsidiaries, as relevant, applicable to the Processing of Personal Information, including: (a) the Data Protection Act 1998 and all other applicable national laws, regulations and secondary legislation implementing European Directive 95/46/EC; (b) the GDPR and all related national laws, regulations and secondary legislation, including the Data Protection Act 2018; (c) the Privacy and Electronic Communications (EC Directive) Regulations 2003 (SI 2003/2426); (d) any Laws or Orders applicable to wiretapping, eavesdropping or the like; (e) any Laws or Orders

Annex A-3

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

applicable to the Processing of biometric data; and (f) all other applicable national laws, regulations and secondary legislation implementing European Directive 2002/58/EC, in each case as amended, replaced or updated from time to time and together with any subordinate or related legislation made under any of the foregoing.

“Data Protection Policies” means all written, external-facing policies of any Anghami Company relating to the Processing of Personal Information, including all website and mobile application privacy policies.

“Disclosure Schedules” means either the Vistas Disclosure Schedules or the Company Disclosure Schedules, as applicable.

“Disinterested Director” means an independent director disinterested in this Agreement (i.e., such independent director is not a Company Shareholder, an Affiliate of a Company Shareholder, or an officer, director, manager, employee, trustee or beneficiary of a Company Shareholder, nor an immediate family member of any of the foregoing) then serving on Pubco’s board of directors.

“Disinterested Director Majority” means the vote or consent of a majority of the Disinterested Directors.

“Enterprise Value” means $180 million.

“Environmental Laws” means all Laws concerning (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials.

“Equity Interests” means, with respect to any Person, all of the shares or quotas of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, trust rights, options or other rights for the purchase or acquisition from such Person of shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“Equity Investor” means any Person that has executed a Subscription Agreement.

“Executives” means Eddie Maroun, Elie Habib and Omar Sukarieh.

“Foreign Plan” means any plan, fund (including any superannuation fund) or other similar program or arrangement established or maintained outside the United States by any Anghami Company primarily for the benefit of Company Employees residing outside the United States, which plan, fund or other similar program or arrangement provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.

“GAAP” means generally accepted accounting principles as in effect in the United States of America, consistently applied.

“GDPR” means the General Data Protection Regulation (Regulation (EU) 2016/679) of the EU (together with Laws implementing or supplementing such regulation).

“Governing Documents” means (a) in the case of a corporation, its certificate of incorporation, memorandum and articles of association (or analogous document) and bylaws; (b) in the case of a limited liability company, its certificate of formation (or analogous document) and limited liability company operating agreement; (c) in the case of an exempted company, its memorandum and articles of association or (d) in the case of a Person other than a corporation or limited liability company, the documents by which such Person (other than an individual) establishes its legal existence or which govern its internal affairs.

Annex A-4

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

“Governmental Entity” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.

“Hazardous Materials” means all hazardous or toxic substances or materials, pollutants, chemicals or wastes, including any petroleum products or byproducts, asbestos, polychlorinated biphenyls, radioactive materials and per- and polyfluoroalkyl substances.

“IFRS” means the International Financial Reporting Standards as adopted by the International Accounting Standards Board, consistently applied.

“Indebtedness” means, with respect to any Person, without duplication: all (a) indebtedness for borrowed money (including deposits or advances of any kind to such Person), (b) obligations for capitalized leases or to pay the deferred purchase price of property or services, including “earnout” payments (other than trade accounts payable in the ordinary course of business consistent with past practice) that would be required to appear as a liability on financial statements prepared in accordance with GAAP, (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments, (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement, (e) any unpaid settlement, judgment or award amount in connection with any Proceeding, (f) all costs and expenses of the Company to fulfill any obligation for which deferred subscription revenue (including, but not limited to gift cards), pre-paid subscription income, any unclaimed property and advanced deposits was recognized, (g) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions, (h) amounts owed to any employee or former employee in connection with any severance obligations or unpaid bonuses, (i) any obligations for unfunded liabilities relating to any pension plan or similar arrangement, including retirement indemnities, termination indemnities and seniority premiums, (j) guarantees made by any Anghami Entity on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (i), and (j) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (j).

“Insider Letter Agreement” means that certain letter agreement, dated as of August 6, 2020, by and among the Company and the Sponsors that was entered into in connection with the IPO.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures, all improvements thereto, and all patents, utility models and industrial designs and all applications for any of the foregoing, together with all reissuances, provisionals, continuations, continuations-in-part, divisions, extensions, renewals and reexaminations thereof, (b) all registered or unregistered trademarks, service marks, certification marks, trade dress, logos, slogans, trade names, corporate and business names, Internet domain names, social media accounts and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith (collectively, “Trademarks”), (c) all works of authorship, copyrightable works, all registered or unregistered copyrights, and all applications, registrations, and renewals in connection therewith and all moral rights associated with any of the foregoing, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, algorithms, source code, data analytics, manufacturing and production processes and techniques, technical data and information, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all Software, (g) Internet Assets and (h) all other proprietary rights.

“Internet Assets” means all internet domain name registrations, web sites and web addresses and social media accounts.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” means the initial public offering of Vistas Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of Vistas, dated as of August 6, 2020, and filed with the SEC on August 10, 2020 (File No. 333-239819).

Annex A-5

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used or held for use in the operation of the Anghami Companies.

“Knowledge” means (a) as used in the phrases “to the Knowledge of the Company” or phrases of similar import means the actual knowledge of any of the Executives, after reasonable inquiry, (b) as used in the phrases “to the Knowledge of Vistas” or phrases of similar import means the actual knowledge of F. Jacob Cherian, Saurabh Gupta and Abhayan and Singh, after reasonable inquiry, and (c) with respect to any other Party, (i) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (ii) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Laws” means all federal, state, local, municipal, foreign or other laws, statutes, legislation, proclamations, treaties, conventions, directives, ordinances, codes, rules, regulations, injunctions, judgments, edicts, decrees and Orders that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Entity, including common law. All references to “Laws” shall be deemed to include any amendments thereto, and any successor Law, unless the context otherwise requires.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Anghami Companies.

“Leases” means all leases, subleases, licenses, concessions and other agreements pursuant to which any Anghami Company holds any Leased Real Property, including any related guarantees (along with all amendments, modifications and supplements thereto).

“Liabilities” means any and all debts, liabilities and obligations of any nature, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” means, with respect to any specified asset, property or security, any and all liens, mortgages, hypothecations, claims, charges, attachment, encumbrances, options, pledges, preferences (including subordination arrangements), proxies, voting trusts, rights of first refusal, priorities, licenses, easements, covenants, restrictions and security interests thereon.

“Losses” means any and all losses, Liabilities, damages, Orders, Proceedings, penalties, settlements and reasonable costs and expenses (including reasonable attorneys’ fees).

“Material Adverse Effect” means, with respect to any specified Person, any event, change, development, circumstance, condition, effect, state of facts or occurrence that, individually or in the aggregate, has, causes or results in, or would reasonably be expected to have, cause or result in, a material adverse effect upon (i) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (ii) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the other Transaction Agreements to which it is or is required to be a party or bound or to perform its obligations hereunder or thereunder; but in each case shall exclude any event, change, development, circumstance, condition, state of facts or occurrence to the extent resulting or arising from: (a) any change in any applicable Law or IFRS, GAAP or other applicable accounting principles, or interpretation thereof; (b) any change in the financial or securities markets or general economic conditions in the industries or markets in which such Persons or its Subsidiaries principally operate or the U.S. securities markets; (c) any change made by any Governmental Entity that is generally applicable to the industries or markets in which such Person or its Subsidiaries principally operate; (d) any national or international political or social conditions, including the engagement by any government in hostilities, whether or not pursuant to the declaration of a national emergency or war; (e) any acts of God, including any earthquakes, hurricanes, tornados, floods, tsunamis or other natural disasters, pandemic, epidemic or disease outbreak (including COVID-19), or any other damage to or destruction of assets caused by such event; (f) the announcement of the execution of this Agreement and the transactions contemplated by this Agreement, including Losses or threatened Losses of, or any adverse change in the relationship with employees, customers, suppliers, distributors, financing sources, licensors, licensees or others having relationships with any such Person; (g) any consequences arising from any action required to be taken by any Party to this Agreement; (g) any failure in and of itself by such Person and its Subsidiaries to meet internal or published projections, estimates or forecasts of revenues, earnings or other measures of financial or operating performance for any period, except that

Annex A-6

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

the underlying causes of such failure (subject to the other provisions of this definition of “Material Adverse Effect”) shall not be excluded; (h) any fluctuations in the exchange rates between currencies, and (i) with respect to Vistas, the consummation and effects of any Vistas Shareholder Redemption; provided, however, that in the case of each of clauses (a), (b), (c), (d) and (e) of the foregoing, any such event, change, circumstance or occurrence shall not be excluded to the extent that it has or would reasonably be expected to have a materially disproportionate adverse effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to Vistas, the amount of any Vistas Shareholder Redemption or the failure to obtain the Required Vistas Shareholder Vote shall not be deemed to be a Material Adverse Effect on or with respect to Vistas.

“Nasdaq” means the Nasdaq Capital Market.

“Order” means any order, writ, judgment, injunction, temporary restraining order, stipulation, determination, ruling, verdict, decree or award that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Entity, including any arbitral institution.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the Anghami Companies.

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Entities or any other Person.

“Permitted Liens” means (a) landlords’ liens and Encumbrances on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising therefrom or benefiting or created by any superior estate, right or interest, (b) any zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities, (c) statutory liens for Taxes, assessments or governmental charges or levies which are not yet due and payable or which are being contested in good faith where reserves have been established with respect thereto in accordance with GAAP or IFRS, as applicable, (d) statutory Liens in favor of suppliers of goods for which payment is not yet due or delinquent, (e) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar Liens arising or incurred in the Ordinary Course of Business which are not yet due and payable or which are being contested in good faith, (f) Liens in respect of pledges or deposits under workers’ compensation Laws or similar legislation, unemployment insurance or other types of social security, (g) non-exclusive licenses of Intellectual Property in the Ordinary Course of Business, (h) Securities Liens, and (i) those Liens set forth on the Permitted Liens Schedule.

“Per Shareholder Consideration” means, with respect to any Company Shareholder (a) an amount of cash and (b) a number of Pubco Shares set forth opposite such Shareholder’s name on the Company Shareholder Schedule as determined in accordance with the Company Governing Documents and based on the Cash Consideration and Stock Consideration. Notwithstanding the foregoing, the sum of the cash amounts payable to all Company Shareholders and the total number of all Pubco Shares issuable to all Company Shareholders, in each case as set forth on the Company Shareholder Schedule shall not exceed the Cash Consideration and Stock Consideration, respectively.

“Person” means any natural person, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.

“Personal Information” means information that, alone or in combination with other information, allows the identification of an individual or can be used to contact an individual, including name, address, retina or iris scan, fingerprint, voiceprint, scan of hand or face geometry and all other biometric data, geolocation information, Internet Protocol (IP) addresses or any other personally identifiable information.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

Annex A-7

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

“Personal Property Leases” means all leases, subleases, licenses, concessions and other agreements pursuant to which any Anghami Company holds any leased or licensed Personal Property, including any related guarantees (along with all amendments, modifications and supplements thereto).

“Proceeding” means any action, claim, demand, charge, suit, litigation, examination, investigation, audit, notice of violation, complaint, stipulation, assessment, citation, arbitration or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.

“Process” or “Processing” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), access, disposal or disclosure or other activity regarding Personal Information (whether electronically or in any other form or medium).

“Pro Rata Portion” means, with respect to a Company Shareholder or holder of Company Convertible Securities, a fraction equal to (i) the number of Company Shares (including Company Convertible Securities on an as-converted or net-exercised basis) held by such holder at the Closing, divided by (ii) the number of issued and outstanding Company Shares (including Company Convertible Securities on an as-converted or net-exercised basis) at the Closing.

“Pubco Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement), Section 4.5 (Capitalization), Section 4.6 (Ownership of Pubco Shares) and Section 4.8 (Brokerage).

“Pubco Share” means an ordinary share of Pubco.

“Pubco Warrant” means one whole warrant entitling the holder thereof to purchase Pubco Shares.

“Reference Time” means the close of business of the Company on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Vistas or Pubco hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness, Company Transaction Expenses or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Related Party” means any Affiliate of an Anghami Company, any officer, director, manager, trustee or beneficiary of a Anghami Company or any of its Affiliates, and any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person).

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Required Vistas Shareholder Vote” means the vote of the Vistas Shareholders as set forth in the Registration Statement /Prospectus to the extent required to approve the Vistas Shareholder Voting Matters.

“Sanctioned Country” means any country or region that is, or has been in the last five (5) years, the subject or target of a comprehensive embargo under Sanctions (including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).

“Sanctioned Person” means any Person that is: (a) listed on the EU Consolidated List and HM Treasury’s Consolidated List of Persons Subject to Financial Sanctions; (b) in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a); or (c) organized, resident or located in a Sanctioned Country.

“Sanctions” means all Laws and Orders relating to economic or trade sanctions administered or enforced by the United Nations Security Council, the European Union, any other EU Guarantor State or any other relevant Governmental Entity.

“SEC” means the United States Securities and Exchange Commission (or any successor Governmental Entity).

Annex A-8

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Securities Liens” means Liens arising out of, under or in connection with (a) applicable securities Laws and (b) restrictions on transfer, hypothecation or similar actions contained in any Governing Documents.

“Security Breach” means a data security breach or breach of Personal Information under applicable Laws.

“Security Incident” means any successful unauthorized access, use, disclosure, modification or destruction of information or interference with system operations of IT Assets.

“Software” means all computer software programs and databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades and updates thereto), including software compilations, development tools, compilers, comments, user interfaces, menus, buttons and icons, application programming interfaces, files, data scripts, architecture, algorithms, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other items and documentation related to or associated with any of the foregoing and all media and other tangible property necessary for the delivery or transfer thereof.

“Solvent” means, that, as of any date of determination, (a) the fair value of the assets of Vistas on a consolidated basis, as of such date, exceeds the sum of all Liabilities of Vistas, including contingent and other Liabilities, as of such date, (b) the fair saleable value of the assets of Vistas on a consolidated basis, as of such date, exceeds the amount that will be required to pay the probable Liabilities of Vistas on its existing debts (including contingent Liabilities) as such debts become absolute and matured and (c) Vistas on a consolidated basis will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which they are engaged or will be engaged following such date, excluding in each case of clauses (a) through (c), any Liability for, and any effects on Vistas’ assets as a result of, any Vistas Shareholder Redemptions.

“Sponsor Registration Rights Agreement” means the registration rights agreement, dated as of August 6, 2020, by and among Vistas and the holders of Vistas Founder Shares named therein.

“Sponsors” means Vistas Media Sponsor, LLC and each transferee of Vistas Founder Shares at or prior to the IPO.

“Stock Consideration” means a number of Pubco Shares equal to (a) (i) the Enterprise Value minus (ii) the Cash Consideration, divided by (b) divided by $10.00.

“Subscription Agreement” means an agreement executed by an Equity Investor participating in an Equity Financing pursuant to which such Equity Investor has committed to invest cash in Vistas in order to acquire common stock of Vistas prior to or in connection with the Closing (which will become Pubco Shares at the Vistas Merger Effective Time).

“Subsidiaries” means, of any Person, any corporation, association, partnership, limited liability company, joint venture or other business entity of which more than fifty percent (50%) of the voting power or equity is owned or controlled directly or indirectly by such Person, or one or more of the Subsidiaries of such Person, or a combination thereof. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Tax” or “Taxes” means any and all taxes, including any direct or indirect federal, state, local, foreign and other net or gross income, net or gross receipts, net or gross proceeds, payroll, employment, excise, severance, stamp, occupation, windfall or excess profits, profits, customs, capital stock, withholding, social security, unemployment, disability, real property, personal property (tangible and intangible), sales, use, transfer, value added, alternative or add-on minimum, capital gains, user, leasing, lease, natural resources, ad valorem, franchise, license, capital, estimated, goods and services, fuel, registration, recording, premium, turnover, environmental or other tax, and any interest or penalties with respect to the foregoing, in each case, whether disputed or not.

Annex A-9

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

“Tax Returns” means returns, declarations, reports, forms, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information, and including any amendments thereof) filed or required to be filed in connection with the determination, assessment or collection of Taxes or the administration of any Laws, regulations or administrative requirements relating to any Taxes.

“Tax Sharing Agreement” means any agreement (including any Contract or provision of a Contract) pursuant to which any Anghami Company or Vistas, as applicable, is obligated to indemnify any Person for, or otherwise pay, any Tax of another Person, or share any Tax benefit with another Person (other than any commercial agreement or Contract for which the principal subject matter is not Tax).

“Taxing Authority” means any Governmental Entity competent to impose, administer, levy, assess or collect any Tax.

“Top Vendor” the ten (10) largest suppliers of goods and services to the Anghami Companies by dollar value during calendar year 2020.

“Trading Day” means any day on which Pubco Shares are actually traded on the principal securities exchange or securities market on which the Pubco Shares are then traded.

“Transaction Agreements” means this Agreement, the Restrictive Covenant Agreements, the Lock-Up Agreement, the Registration Rights Agreement, the Sponsor Letter Agreement and all other documents, instruments and agreements attached hereto as an Exhibit or to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“Trust Account” means the trust account established by Vistas with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated of August 6, 2020, by and between Vistas and Continental Stock Transfer & Trust Company, a New York corporation.

“Trustee” means Continental Stock Transfer & Trust Company, acting as trustee of the Trust Account.

“Vistas Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of Vistas having the rights and privileges set forth in the second amended and restated certificate of incorporation and bylaws of Vistas.

“Vistas Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of Vistas having the rights and privileges set forth in the second amended and restated certificate of incorporation and bylaws of Vistas.

“Vistas Common Stock” means the Vistas Class A Common Stock and the Vistas Class B Common Stock.

“Vistas Disclosure Schedules” means the Disclosure Schedules delivered by Vistas to the Company concurrently with the execution and delivery of this Agreement.

“Vistas Founder Shares” means an aggregate of 2,500,000 shares of Vistas Class B Common Stock which were originally issued to the Sponsors as “insider shares” (as described in the IPO Prospectus) prior to the IPO.

“Vistas Fundamental Representations” means the representations and warranties set forth in Section 5.1 (Organization; Authority; Enforceability and Standing), Section 5.2 (Capitalization), Section 5.3 (Brokerage) and Section 5.4 (Trust Account).

“Vistas Private Units” means the units issued in a private placement to the Sponsors by Vistas at the time of the consummation of the IPO consisting of one (1) share of Vistas Class A Common Stock and one (1) Vistas Private Warrant.

“Vistas Private Warrants” means the warrants issued in a private placement to the Sponsors by Vistas at the time of the consummation of the IPO, entitling the holder thereof to purchase one (1) share of Vistas Class A Common Stock per warrant at a purchase price of $11.50 per share.

Annex A-10

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

“Vistas Public Units” means the units issued in the IPO (including overallotment units acquired by Vistas’ underwriter) consisting of one (1) share of Vistas Class A Common Stock and one (1) Vistas Public Warrant.

“Vistas Public Warrants” means one (1) whole warrant that was included as part of each Vistas Public Unit, entitling the holder thereof to purchase one (1) share of Vistas Class A Common Stock at a purchase price of $11.50 per share.

“Vistas Securities” means the Vistas Units, the Vistas Common Stock, the Vistas Preferred Shares and the Vistas Warrants, collectively.

“Vistas Shareholder Redemptions” means redemptions by Vistas Shareholders or shareholders of Pubco of their Vistas Public Units or Pubco Shares for cash in connection with the transactions contemplated hereby as contemplated by the organizational documents of Vistas.

“Vistas Shareholders” means the holders of Vistas Common Stock.

“Vistas Shareholder Meeting” means a general meeting of Vistas to vote on the Vistas Shareholder Voting Matters.

“Vistas Shareholder Voting Matters” means, collectively, proposals to approve (a) the adoption of this Agreement and the approval of the Transactions, including, to the extent required, the issuance of any shares of Vistas Class A Common Stock contemplated by any Subscription Agreement; (b) to the extent such shareholder approval is required by the Securities Act or the Securities Exchange Act or any other Applicable Law, the adoption of Amended and Restated Governing Documents of Pubco; (c) the appointment of the members of the Post-Closing Pubco Board, in each case in accordance with Section 2.1(d); and (d) any other proposals that are required for the consummation of the transactions contemplated by this Agreement that are submitted to and require the vote of Vistas Shareholders in the Registration Statement.

“Vistas Shares Redemption” means the election of an eligible holder of shares of Vistas Class A Common Stock (as determined in accordance with Vistas Governing Documents and the Trust Agreement) to redeem all or a portion of such holder’s shares of Vistas Class A Common Stock, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with Vistas Governing Documents and the Trust Agreement) as of the Closing in connection with the Vistas Shareholder Meeting.

“Vistas Transaction Expenses” means, to the extent not paid prior to Closing, without duplication: (a) all fees, costs and expenses (including fees, costs and expenses of third-party advisors, legal counsel (including Winston & Strawn LLP, Maples Group and Baitulhikma Lawyers), investment bankers (including I-Bankers Securities Inc.), or other representatives) incurred by Vistas and its Affiliates through the Closing in connection with Vistas’ initial public offering (including any deferred underwriter fees), the negotiation of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby, (b) any fees payable properly by Vistas pursuant to any management, monitoring or similar agreements with any of Vistas’ direct or indirect Affiliates (including any accelerated costs or expenses and any termination costs, expenses or similar charges) listed on Schedule 2.4(a)(iii), (c) 50% of any transfer, documentary, sales, use, value added, goods and services, stamp, registration, notarial fees and other similar Taxes and fees in connection with the consummation of the transactions contemplated hereby, (d) any payments of Vistas triggered solely by the consummation of the transactions contemplated by this Agreement under the terms of any Contract listed on Schedule 2.4(a)(iii), and (d) any loans or promissory notes from any Sponsor, officer or directors of Vistas or any of their Affiliates to the extent not repaid prior to Closing listed on Schedule 2.4(a)(iii).

“Vistas Units” means the Vistas Private Units and the Vistas Public Units, collectively.

“Vistas Warrants” means the Vistas Private Warrants and the Vistas Public Warrants, collectively.

“Warrant Agreement” means that certain Warrant Agreement dated as of August 6, 2020, between Vistas and Continental Stock Transfer & Trust Company, a New York corporation, which governs the terms of the Vistas Warrants.

Annex A-11

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Section 1.2 TERMS DEFINED ELSEWHERE. Each of the following terms has the meaning ascribed to such term in the Article or Section set forth opposite such term:

Defined Term	Reference
Accounts Receivable	Section 3.4(e)
Adverse Recommendation	Section 6.2
Agreement	Preamble
Alternative Company Acquisition	Section 6.3(g)(ii)
Alternative Financing	Section 6.11(c)
Alternative Vistas Acquisition	Section 6.3(f)(i)
Anghami Merger Sub	Preamble
Anghami Merger Surviving Company	Section 2.1(b)
Cayman Plan of Merger for the Anghami Merger	Section 2.1(b)
Cayman Plan of Merger for the Vistas Merger	Section 2.1(a)
CFO	Section 2.2(b)(i)
Closing	Section 2.2
Closing Date	Section 2.2
Closing Form 8-K	Section 6.4(c)
Closing Press Release	Section 6.4(c)
Communication Policy	Section 6.3(h)
Company	Preamble
Company Acquisition Proposal	Section 6.3(g)(ii)
Company Class A Shares	Section 3.3
Company Class C Shares	Section 3.3
Company Closing Statement	Section 2.4(a)(i)
Company Employee Benefit Plan	Section 3.15(a)
Company Permits	Section 3.17(b)
Company Seed Preferred Shares	Section 3.3
Company Series A Preferred Shares	Section 3.3
Company Series A+ Preferred Shares	Section 3.3
Company Shareholders	Section 3.3
D&O Claim	Section 6.9(a)
D&O Entity	Section 6.9(a)
D&O Indemnification Obligation	Section 6.9(d)
D&O Indemnified Person	Section 6.9(a)
Data Room	Section 10.5
Dispute	Section 10.9
Dispute Notice	Section 10.9
Dispute Resolution Period	Section 10.9
Equity Financing	Section 6.11
Financial Statements	Section 3.4(a)
ICDR	Section 10.9
ICDR Rules	Section 10.9
Latest Balance Sheet	Section 3.4(a)
Material Contract	Section 3.10(a)
Non-Party Affiliate	Section 10.7
Other Indemnitors	Section 6.9(d)
Outside Date	Section 9.1(c)
Party, Parties	Preamble
Post-Closing Pubco Board	Section 2.1(d)
Pre-Closing Period	Section 6.3
Registration Statement	Section 6.1(a)

Annex A-12

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Defined Term	Reference
Pubco	Preamble
Pubco Assumed Option	Section 2.3(b)(ii)
Public Stockholders	Section 10.11
Relevant Period	Section 3.22
Restrictive Covenant Agreement	Recitals
Signing Form 8-K	Section 6.4(b)
Signing Press Release	Section 6.4(b)
Sponsor Letter Agreement	Recitals
Registration Rights Agreement	Section 8.2(d)(iv)
Tail Policy	Section 6.9(c)
Transactions	Recitals
Vistas	Preamble
Vistas Acquisition Proposal	Section 6.3(f)(i)
Vistas Benefit Plans	Section 5.14
Vistas Material Contract	Section 5.8
Vistas Merger	Recitals
Vistas Merger Sub	Preamble
Vistas Merger Surviving Company	Section 2.1(a)
Vistas Preferred Shares	Section 5.2
Vistas Public Securities	Section 5.15
Vistas Record Date	Section 6.1(a)
Vistas SEC Documents	Section 5.5

ARTICLE II
TRANSACTIONS

Section 2.1 CLOSING PROVISIONS.

(a) Vistas Merger. At the Closing, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the Companies Act, Vistas and Vistas Merger Sub shall consummate the Vistas Merger, pursuant to which Vistas shall be merged with and into Vistas Merger Sub, with Vistas being the surviving company, following which the separate corporate existence of Vistas Merger Sub shall cease and Vistas shall continue as the surviving company. Vistas, as the surviving company after the Merger, is hereinafter sometimes referred to as the “Vistas Merger Surviving Company” (provided, that references to Vistas or Vistas Merger Sub for periods after the Vistas Merger Effective Time (as defined below) shall include the Vistas Merger Surviving Company). The Vistas Merger shall be consummated by executing and filing a plan of merger and other related documents in form and substance reasonably acceptable to Vistas, Company and Pubco (the “Cayman Plan of Merger for the Vistas Merger”) with the Registrar of the Companies of the Cayman Islands under the Companies Act (the time of acceptance of the filing of the Cayman Plan of Merger for the Vistas Merger by the Registrar of the Companies or such later time as may be specified in such filings, being the “Vistas Merger Effective Time”). At the Vistas Merger Effective Time, the effect of the Vistas Merger shall be as provided in this Agreement, the Cayman Plan of Merger for the Vistas Merger and the applicable provisions of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Vistas Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Vistas Merger Sub and Vistas shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Vistas Merger Surviving Company (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the Vistas Merger Surviving Company of any and all agreements, covenants, duties and obligations of Vistas Merger Sub and Vistas set forth in this Agreement to be performed after the Vistas Merger Effective Time.

(b) Anghami Merger. Immediately following the Vistas Merger, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the Companies Act, the Company and Anghami Merger Sub shall consummate the Anghami Merger, pursuant to which the Company shall be merged with and into Anghami Merger Sub, with the Company being the surviving company, following which the separate

Annex A-13

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

corporate existence of Anghami Merger Sub shall cease and the Company shall continue as the surviving company. The Company, as the surviving company after the Anghami Merger, is hereinafter sometimes referred to as the “Anghami Merger Surviving Company” (provided, that references to the Company for periods after the Anghami Merger Effective Time (as defined below) shall include the Anghami Merger Surviving Company). The Anghami Merger shall be consummated by executing and filing a plan of merger and other related documents in form and substance reasonably acceptable to Vistas and the Company (the “Cayman Plan of Merger for the Anghami Merger”) with the Registrar of the Companies of the Cayman Islands under the Companies Act (the time of acceptance of the filing of the Cayman Plan of Merger for the Anghami Merger by the Registrar of the Companies or such later time as may be specified in such filings, being the “Anghami Merger Effective Time”). At the Anghami Merger Effective Time, the effect of the Anghami Merger shall be as provided in this Agreement, the Cayman Plan of Merger for the Anghami Merger and the applicable provisions of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Anghami Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Anghami Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Anghami Merger Surviving Company, which shall include the assumption by the Anghami Merger Surviving Company of any and all agreements, covenants, duties and obligations of Anghami Merger Sub and the Company set forth in this Agreement to be performed after the Anghami Merger Effective Time, and the Anghami Merger Surviving Company shall continue its existence as a wholly-owned subsidiary of Pubco.

(c) Organizational Documents of the Surviving Companies.

(i) At the Vistas Merger Effective Time, the Vistas Governing Documents, as in effect immediately prior to the Vistas Merger Effective Time, shall cease and the Governing Documents of Vistas Merger Sub, as in effect immediately prior to the Vistas Merger Effective Time, shall become the Governing Documents of the Vistas Merger Surviving Company.

(ii) At the Anghami Merger Effective Time, the Anghami Governing Documents, as in effect immediately prior to the Anghami Merger Effective Time, shall cease and the Governing Documents of Anghami Merger Sub, as in effect immediately prior to the Anghami Merger Effective Time, shall become the Governing Documents of the Anghami Merger Surviving Company.

(d) Directors and Officers.

(i) The Parties shall take all necessary action, including causing the directors of the Pubco to resign, so that, effective as of the Closing, Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of eleven individuals allocated among three classes and a majority of whom shall qualify as independent directors under Nasdaq rules as applicable. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Pubco Board (i) the three (3) persons that are designated by Vistas prior to the Closing, none to be appointed to the first class, two to be appointed to the second class and one to be appointed to the third class and at least two of whom shall qualify as an independent director under Nasdaq rules, (ii) the six persons that are designated by the Company prior to the Closing, one to be appointed to the first class, two to be appointed to the second class and three to be appointed to the third class and at least three of whom shall qualify as an independent director under Nasdaq rules, and (iii) two (2) persons that are designated by the sponsor of the Equity Financing, two to be appointed to the first class, none to be appointed to the second class and none to be appointed to the third class and at least one of whom shall qualify as an independent director under Nasdaq rules; provided, however, that if the number of directors is changed for any reason pre-Closing, the number of persons to be appointed by the Company shall remain a majority of that total number. The Post-Closing Pubco Board Schedule lists the names of the individuals to be appointed and the class to which they will be appointed. On the Closing Date, Pubco shall enter into customary indemnification agreements reasonably satisfactory to the Company and Vistas with such individuals elected as members of the Post-Closing Pubco Board as of the Closing, which indemnification agreements shall be effective immediately following the Closing. If any person that pursuant to this provision would be a member of the Post-Closing Pubco Board is unavailable to serve in such capacity, the parties shall use reasonable best efforts to appoint an alternative individual designated by the applicable party that had designated the unavailable individual.

Annex A-14

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(ii) The Parties shall take all action necessary to establish at the Closing, an executive committee of the Post-Closing Pubco Board and to identify the directors to be appointed to such executive committee, a majority of whom will be appointed by the Company.

(iii) The Parties shall take all action necessary, including causing the executive officers of Pubco to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Pubco immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).

(iv) Conditioned upon the occurrence of the Closing, subject to any limitation with respect to any specific individual imposed under applicable Laws and the listing requirements of Nasdaq, Pubco shall take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause, effective as of the Vistas Merger Effective Time, the Post-Closing Board to be constituted. On the Closing Date, Pubco shall enter into customary indemnification agreements with such individuals elected as members of the Pubco Board as of the Closing, which indemnification agreements shall continue to be effective immediately following the Closing.

(v) The Persons constituting the directors and officers of the Company prior to the Vistas Merger Effective Time shall continue to be the officers of the Anghami Merger Surviving Company (and holding the same titles as held at the Company) until the earlier of their resignation or removal or until their respective successors are duly appointed.

(vi) The Persons constituting the directors and officers of Vistas Merger Sub prior to the Vistas Merger Effective Time shall become the officers of the Vistas Merger Surviving Company (and holding the same titles as held at the Vistas Merger Sub) until the earlier of their resignation or removal or until their respective successors are duly appointed. The Parties shall take all action necessary, including causing the directors and officers of Vistas to resign, so that the individuals serving as the officers and directors of Vistas Merger Surviving Company after the Closing will be the same individuals (in the same office) as that of Vistas Merger Sub immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to any such role, in which case, such other person identified by the Company shall serve in such role).

Section 2.2 THE CLOSING.

Subject to the terms and conditions of this Agreement, the closing of the Vistas Merger and the Anghami Merger (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three Business Days after the date on which all conditions set forth in Article VIII shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Vistas and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 2.3 EFFECTS OF THE MERGERS.

(a) Effect of Vistas Merger on Issued Securities of Vistas. At the Vistas Merger Effective Time, by virtue of the Vistas Merger and without any action on the part of any Party or the holders of securities of Vistas, Pubco, Vistas Merger Sub, Anghami Merger Sub or the Company:

(i) Vistas Units. Immediately prior to the Vistas Merger Effective Time, every issued and outstanding Vistas Unit shall be automatically detached and the holder thereof shall be deemed to hold one share of Vistas Class A common stock and one Vistas Warrant in accordance with the terms of the applicable Vistas Unit, which underlying Vistas Securities shall be converted in accordance with the applicable terms of Section 2.3(c) below.

Annex A-15

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(ii) Vistas Class A Common Stock. Each share of Vistas Class A Common Stock outstanding immediately prior to the Vistas Merger Effective Time shall be automatically be converted into the right to receive one Pubco Share, following which all such shares of Vistas Class A Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist.

(iii) Vistas Class B Common Stock. Each share of Vistas Class B Common Stock outstanding immediately prior to the Vistas Merger Effective Time shall be automatically be converted into the right to receive one Pubco Share, following which all such shares of Vistas Class B Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist.

(iv) Cancellation of Vistas Capital Stock Owned by Vistas. Each share of capital stock of Vistas owned by Vistas as treasury shares immediately prior to the Vistas Merger Effective Time shall be cancelled and extinguished without any conversion thereof or payment therefor.

(v) Vistas Warrants. Each Vistas Warrant outstanding immediately prior to the Vistas Merger Effective Time shall be converted into one Pubco Warrant. Each Pubco Warrant shall have, and be subject to, the same terms and conditions set forth in the Vistas Warrant, except that they shall represent the right to acquire a Pubco Share in lieu of a share of Vistas Class B Common Stock. At or prior to the Vistas Merger Effective Time, Pubco shall take all corporate action necessary to reserve for future issuance and shall maintain such reservation for so long as any of the Pubco Warrants remain outstanding, a sufficient number of Pubco Shares for delivery upon the exercise of such Pubco Warrants.

(b) Effect of Anghami Merger on Issued Securities of Anghami. At the Anghami Merger Effective Time, by virtue of the Anghami Merger and without any action on the part of any Party or the holders of securities of Vistas, Pubco, Vistas Merger Sub, Anghami Merger Sub or the Company:

(i) Company Shares. All Company Shares held by a Company Shareholder (after taking into account the exercise and conversion of the Anghami Convertible Notes) issued and outstanding immediately prior to the Anghami Merger Effective Time shall be automatically converted into the right to receive the Per Shareholder Consideration of such Company Shareholder as set forth in the Company Closing Statement and each holder of certificates or book-entry shares which immediately prior to the Anghami Merger Effective Time represented such Company Shares shall thereafter cease to have any rights with respect thereto except the right to receive the Per Shareholder Consideration, in each case to be issued or paid, without interest, in consideration therefor as provided by this Agreement. Prior to the payment of the Per Shareholder Consideration to any holder of Company Shares, such holder shall deliver to Vistas a duly completed and executed letter of transmittal in such form as is typical for transactions of this type together with certificates (if Company Shares are certificated) representing the Company Shares owned by such holder. Such letter of transmittal will include: a release in favor of Pubco, Vistas and the Anghami Entities in such holders’ his, her or its capacity as a Company Shareholder, from any claims, rights, Liabilities and causes of action whatsoever based upon, relating to or arising out of such holder’s ownership of share capital of the Company and/or the Transactions.

(ii) Other Company Convertible Securities. Each other Company Convertible Security that is issued and outstanding as of such time shall be cancelled by the Company without any consideration, payment or Liability therefor.

(c) Effect of Vistas Merger on Vistas Merger Sub Share Capital and Anghami Merger on Anghami Merger Sub Share Capital.

(i) At the Vistas Merger Effective Time, by virtue of the Vistas Merger and without any action on the part of any Party or the holders of securities of Vistas, Pubco, Vistas Merger Sub, Anghami Merger Sub or the Company all of the share capital of Vistas Merger Sub issued and outstanding immediately prior to the Vistas Merger Effective Time shall be converted into an equal number of ordinary shares of the Vistas Merger Surviving Company, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding share capital of the Vistas Merger Surviving Company

Annex A-16

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(ii) At the Anghami Merger Effective Time, by virtue of the Anghami Merger and without any action on the part of any Party or the holders of securities of Vistas, Pubco, Vistas Merger Sub, Anghami Merger Sub or the Company all of the share capital of Anghami Merger Sub issued and outstanding immediately prior to the Anghami Merger Effective Time shall be converted into an equal number of ordinary shares of the Anghami Merger Surviving Company, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding share capital of the Anghami Merger Surviving Company.

(d) Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding Company Shares or Vistas Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Shares or Vistas Shares, as applicable, will be appropriately adjusted to provide to the holders of Company Shares or the holders of Vistas Shares, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 2.3(d) shall not be construed to permit Vistas, the Company, Pubco, Vistas Merger Sub or Anghami Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

(e) No Liability. None of Pubco, Vistas Merger Sub, Anghami Merger Sub, Vistas, the Company or any other Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) Lost, Stolen or Destroyed Anghami Certificates. In the event any certificates shall have been lost, stolen or destroyed, Pubco shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities, as may be required pursuant to this Section 2.3; provided, however, that the Pubco may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to agree to indemnify Pubco, or deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Pubco with respect to the certificates alleged to have been lost, stolen or destroyed.

(g) Further Assurances. If, at any time after the Anghami Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Vistas Merger Surviving Company or the Anghami Merger Surviving Company, as applicable, with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Vistas, Company, Vistas Merger Sub and Anghami Merger Sub, the officers and directors of Vistas, the Company Vistas Merger Sub and Anghami Merger Sub are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.4 CONSIDERATION ADJUSTMENT

(a) Closing Statements.

(i) Company Closing Statement. At least five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to Vistas a statement (the “Company Closing Statement”) setting forth (y) the Per Shareholder Consideration and (z) (A) the names of all of the Company Shareholders and their respective addresses, e-mail addresses (where available) and, where available, taxpayer identification numbers, (B) the number and type of Company Shares held by, or subject to the Company Convertible Notes or other Company Convertible Securities held by, such Person and, in the case of outstanding shares, the respective certificate numbers, (C) the number of Company Shares for which the Convertible Note will be converted into, (D) the calculation of the Per Shareholder Consideration payable to each Company Shareholder at the Closing, and (E) a funds flow memorandum setting forth applicable wire transfer instructions and other information reasonably requested by Vistas. The Company Closing Statement and the determinations contained therein shall be prepared in accordance with IFRS as then in effect, otherwise using and applying the same accounting principles, practices, procedures, policies and methods used and applied by the Anghami Companies in the preparation of the latest audited Financial Statements and otherwise in accordance with this Agreement.

Annex A-17

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(ii) Adjustments to Closing Statements. Promptly after the Company delivers its Closing Statement to Vistas, it will meet with Vistas to review and discuss the Closing Statement and will incorporate all comments from Vistas made in good faith and make any appropriate adjustments to such Closing Statement prior to the Closing, which adjusted Closing Statement shall thereafter become the applicable Closing Statement for all purposes of this Agreement.

(iii) Vistas Closing Statement. On the Business Day prior to the Closing Date, Vistas shall prepare and deliver to the Company a statement (the “Parent Closing Certificate”) setting forth: (i) the aggregate amount of cash proceeds that will be required to satisfy the Vistas Shares Redemption; (ii) an estimate of the number of Pubco Shares to be outstanding as of the Closing after giving effect to the Vistas Shares Redemption (which shall be based in part on the Company Closing Statement); (iii) the amount of Available Cash, including the amount of Vistas Transaction Expenses; (iv) a list of the Vistas Transaction Expenses; and (v) the outstanding indebtedness of Pubco for borrowed money with a maturity date of more than one year as of the Closing. A good faith estimate of the Vistas Transaction Expenses is set forth on Schedule 2.4(a)(iii).

(b) Notwithstanding anything in this Agreement to the contrary, the Cash Consideration shall be reduced (and the Stock Consideration will be proportionately increased based on a price of $10.00 per Pubco Share) by the minimum amount necessary for Pubco to satisfy the “substantiality” test of Treasury Regulation 1.367(a)-3(c)(3)(iii) as mutually agreed by the Company and Vistas; provided, that if “substantiality” test of Treasury Regulation 1.367(a)-3(c)(3)(iii) as so agreed cannot be met if the Cash Consideration is reduced to zero (and the Stock Consideration is proportionately increased), then no such reduction to the Cash Consideration shall be made pursuant to this Section 2.4(b).

ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

As an inducement to Vistas to enter into this Agreement and consummate the transactions contemplated hereby, the Company hereby represents and warrants to Vistas that, except as set forth in the Company Disclosure Schedules, the following representations and warranties are true and correct as of the date of this Agreement and as of the Closing Date (except, as to any representations and warranties that specifically relate to an earlier date, in which case such representations and warranties were true and correct as of such earlier date):

Section 3.1 ORGANIZATION; AUTHORITY; ENFORCEABILITY. Except as set forth in Schedule 3.1, each Anghami Company is duly incorporated, validly existing and in good standing (or the equivalent) under the Laws of its jurisdiction of formation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Anghami Company is qualified to do business and is in good standing (or the equivalent) in the jurisdictions in which the conduct of its business or locations of its assets and/or properties makes such qualification necessary, except where the failure to be so qualified to be in good standing (or the equivalent) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Anghami Companies. The Company has provided to Vistas accurate and complete copies of the Governing Documents of each Anghami Company, each as amended and as in effect as of the date hereof. No Anghami Company is in material violation of any provision of its Governing Documents. The Company has all requisite power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is or is required to be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and each other Transaction Agreement to which it is or is required to be a party, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Company in accordance with the Company’s Governing Documents and the Laws of the jurisdiction of organization. The Required Company Shareholder Approval is the only vote or consent of the holders of any class or series of share capital of Anghami required to approve and adopt this Agreement and approve the transactions contemplated hereby. No other proceedings on the part of the Company are necessary to approve and authorize the execution and delivery of this Agreement or the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and each other Transaction Agreement to which the Company is or is required

Annex A-18

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

to be a party shall be when delivered, duly executed and delivered by the Company and constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. Certain Company Shareholders have delivered, and has not subsequently rescinded, revoked or modified in any way, the Written Consent approving the adoption of this Agreement and the transactions contemplated hereby, including the Merger, which Written Consent constitutes Required Company Shareholder Approval.

Section 3.2 NONCONTRAVENTION.

(a) Except as set forth in Schedule 3.2(a), the execution and delivery by the Company (or any other Anghami Company, as applicable) of this Agreement and each other Transaction Agreement to which any Anghami Company is or is required to be a party or otherwise bound, and the consummation by any Anghami Company of the transactions contemplated hereby and thereby and compliance by any Anghami Company with any of the provisions hereof and thereof, will not (i) conflict with or result in any breach of any of the material terms, conditions or provisions of, (ii) constitute a default under (whether with or without the giving of notice, the passage of time or both), (iii) result in a violation of, (iv) give any third party the right to terminate or accelerate, or cause any termination or acceleration of, any material right or material obligation under, (v) result in the creation of any Lien upon the Company Shares under, or (vi) require any approval from, or filing with, any Governmental Entity under or pursuant to, in each case of clause (i) through (vi), the Governing Documents of any Anghami Company or any Law or Order to which any Company Shareholder or any Anghami Company is bound or subject, except for any deviations from any of the foregoing that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Anghami Companies (taken as a whole), Pubco or Vistas Merger Sub or Anghami Merger Sub.

(b) Except as set forth in Schedule 3.2(b) or as would not be materially adverse to the Anghami Companies, taken as a whole, the execution and delivery by the Company (or any other Anghami Company, as applicable) of this Agreement and each other Transaction Agreement to which any Anghami Company is or is required to be a party or otherwise bound, and the consummation by any Anghami Company of the transactions contemplated hereby and thereby and compliance by any Anghami Company with any of the provisions hereof and thereof, will not (i) conflict with or result in any breach of any of the material terms, conditions or provisions of, (ii) constitute a default under (whether with or without the giving of notice, the passage of time or both), (iii) result in a violation of, (iv) give any third party the right to terminate or accelerate, or cause any termination or acceleration of, any material right or material obligation under, (v) result in the creation of any Lien upon the Company Shares under, or (vi) other than public disclosure thereof pursuant to the filings required pursuant to Section 6.1, require any approval under or pursuant to, in each case of clause (i) through (vi), any Material Contract.

Section 3.3 CAPITALIZATION. As of the date hereof, the Company is authorized to issue Class A shares, par value $0.10 each (the “Company Class A Shares”), of which 25,697 Company Class A Shares are issued and outstanding, Class C shares, par value $0.10 each (the “Company Class C Shares”), of which 5,578 Company Class C Shares are issued and outstanding, and Series B preferred shares (the “Company Series B Preferred Shares”), of which 52,587 Company Series B Preferred Shares are issued and outstanding.

(a) Schedule 3.3(a) sets forth as of the date hereof, with respect to each Anghami Company, (i) its name and jurisdiction of organization, (ii) its form of organization, (iii) the amount of authorized Equity Interests of such Anghami Company if such concept is applicable, and (iv) the Equity Interests issued by such Anghami Company and the holder(s) thereof. To the Knowledge of the Company, as of the date hereof, all of the Company Shares listed on Schedule 3.3(a) are owned by the Company Shareholders free and clear of any Liens other than Securities Liens. All of the outstanding Equity Interests of each Anghami Company have been duly authorized, are fully paid and non-assessable and were not issued in material violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, an Anghami Company’s Governing Documents or any Contract to which an Anghami Company is a party or by which an Anghami Company or its securities are bound. The Company does not, directly or indirectly, hold any of its Equity Interests in treasury.

Annex A-19

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(b) Schedule 3.3(b) sets forth as of the date hereof, the beneficial and record owners of all outstanding Company Convertible Notes (including in each case the principal amount and date of issuance). The Company has furnished to Vistas complete and accurate copies of the Anghami Equity Plans and forms of agreements used thereunder, and the form of Anghami Convertible Notes. Except as set forth on Schedule 3.3(b) or in the case of clauses (iv) and (v), except as otherwise furnished to Vistas:

(i) there are no outstanding options, warrants, Contracts, calls, puts, rights to subscribe, conversion rights or other similar rights (including any other Company Convertible Security) to which any Anghami Company is a party or which are binding upon any Anghami Company providing for the issuance, disposition or acquisition of any of its Equity Interests (other than this Agreement);

(ii) there are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to any Anghami Company;

(iii) none of the Anghami Companies is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any Equity Interests, either of itself or of another Person;

(iv) none of the Anghami Companies is a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of its Equity Interests that has or would reasonably be expected to materially and adversely affect ability of the Company to consummate the Transactions or that would survive the Closing, and to the Knowledge of the Company, none of the Company Shareholders are party to any such agreements;

(v) there are no contractual equityholder preemptive or similar rights, rights of first refusal, rights of first offer or registration rights in respect of Equity Interests held by the Anghami Companies;

(vi) none of the Anghami Companies has violated in any material respect any applicable securities Laws or any preemptive or similar rights created by statute, Governing Document or agreement in connection with the offer, sale, issuance or allotment of any of its Equity Interests;

(vii) none of the Anghami Companies has any material Liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests, whether or not declared or accumulated, and there are no contractual restrictions of any kind which prevent the payment of the foregoing by any of the Anghami Companies; and

(viii) as a result of the consummation of the transactions contemplated by this Agreement, no Equity Interests of an Anghami Company are issuable and no rights in connection with any Equity Interests of any Anghami Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) No Anghami Company currently owns or have any rights to acquire, directly or indirectly, any debt or equity ownership or voting interest in any Person (other than an Anghami Company). No Anghami Company is a participant in any joint venture, partnership or similar arrangement. There are no material outstanding contractual obligations of an Anghami Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

Section 3.4 FINANCIAL STATEMENTS.

(a) The Company has made available to Vistas true and correct copies of the following financial statements (collectively, the “Financial Statements”): the unaudited consolidated statements of financial position of the Anghami Companies as of December 31, 2020 (the “Latest Balance Sheet”) and the audited consolidated statements of financial position of the Anghami Companies as of December 31, 2019, and the related audited or unaudited consolidated statements of income, total comprehensive income, changes in equity and cash flows for each of the fiscal years then ended, together with all related notes and schedules thereto, accompanied by the reports thereon of the Anghami Companies’ independent auditors with respect to the 2019 financials, each of the 2019 financials were audited in accordance with the standards, principles and practices specified therein and, subject thereto, in accordance with applicable Law and IFRS, except as otherwise noted therein, and (iii) the financial statements for any “business” within the meaning of Rule 11-01(d) of Regulation S-X under the Securities Act acquired by any Anghami Company that is required pursuant to Rule 3-05 of Regulation S-X under the Securities

Annex A-20

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Act for the applicable periods required thereunder. The Financial Statements were derived from and reflect the books and records of the Anghami Companies as of the times and for the periods referred to therein in all material respects. Each of the Financial Statements (a) has been prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated except in the case of unaudited financials for the lack of footnotes and related disclosures and (b) fairly presents in all material respects the consolidated assets, liabilities, equity, cash flows and financial condition as of the respective dates thereof and/or the operating results of the Anghami Companies for the periods covered thereby, subject in the case of the 2020 financials to year-end audit adjustments. Each of the independent auditors for the Anghami Companies, is an independent public accounting firm within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC and the American Institute of Certified Public Accountants. No Anghami Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Securities Exchange Act.

(b) Each Anghami Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Anghami Company does not maintain any off-the-book accounts and that such Anghami Company’s assets are used only in accordance with such Anghami Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Anghami Company and to maintain accountability for such Anghami Company’s assets, (iv) access to such Anghami Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of such Anghami Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Anghami Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Anghami Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Anghami Company. In the past three (3) years, no Anghami Company or, to the Knowledge of the Company, its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Anghami Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Anghami Company has engaged in questionable accounting or auditing practices.

(c) The Anghami Companies have no Liabilities, except: (i) Liabilities reflected in, reserved against or otherwise described in the Financial Statements or the notes thereto; (ii) Liabilities which have arisen after the date of the Latest Balance Sheet in the Ordinary Course of Business; (iii) Liabilities not required to be disclosed or reflected on financial statements prepared in accordance with IFRS; (iv) Liabilities arising under this Agreement and/or the performance by the Company of its obligations hereunder; or (v) Liabilities other than those described in clauses (i) through (iv) that do not exceed $350,000.

(d) Except as set forth on Schedule 3.4(d), the Anghami Companies do not have any Indebtedness of the type described in clauses (a), (b), (c), (d) and (e) of the definition of “Indebtedness” other than the Anghami Convertible Notes or the Indebtedness set forth on Schedule 3.4(d), and in such amounts (including principal and any accrued but unpaid interest or other obligations with respect to such Indebtedness), as set forth on Schedule 3.4(d).

(e) All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Anghami Companies (the “Accounts Receivable”) arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to an Anghami Company arising from its business. To the Knowledge of the Company, none of the Accounts Receivable are subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefor on the Financial Statements.

Section 3.5 NO MATERIAL ADVERSE EFFECT. Since December 31, 2020, there has been no Material Adverse Effect on the Anghami Companies.

Annex A-21

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Section 3.6 ABSENCE OF CERTAIN DEVELOPMENTS. Except as described in the audited Financial Statements, since the date of the Latest Balance Sheet, each Anghami Company has conducted its business only in the Ordinary Course of Business and, other than in the Ordinary Course of Business, no Anghami Company has taken any action or committed or agreed to take any action that would be prohibited under Section 6.3 if such action were taken on or after the date hereof without the consent of Vistas.

Section 3.7 REAL PROPERTY.

(a) No Anghami Company owns real property and no Anghami Company is a party to any agreement or option to purchase any real property or material interest therein.

(b) Schedule 3.7(b) sets forth the address of each Leased Real Property and a complete list of all Leases for such Leased Real Property. Except as set forth on Schedule 3.7(b), with respect to each of the Leases: (i) no Anghami Company has subleased, licensed or otherwise granted any right to use or occupy the Leased Real Property or any portion thereof, or otherwise granted or incurred any Lien (other than a Permitted Lien) with respect to its leasehold interest therein; (ii) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to proper authorization and execution of such Lease by the other party thereto and except as may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles; (iii) the applicable Anghami Company’s possession and quiet enjoyment of the Leased Real Property under such Lease, to the extent applicable, has not been disturbed; (iv) no Anghami Company, nor, to the Knowledge of the Company, any other party to such Lease is in breach or default under such Lease, to the Knowledge of the Company, no event has occurred or circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, and no Anghami Company has received or given any notice of any such breach or default; and (v) no party to any Lease has exercised any termination rights with respect thereto. The Company has made available to Vistas true, correct and complete copies of all Leases for the Leased Real Properties.

(c) The Leased Real Property identified in Schedule 3.7(b) comprises all of the real property used, occupied or currently held for use in the business of the Anghami Companies.

(d) The Anghami Companies have not received any written notice that remains outstanding that the current use and occupancy of the Leased Real Property and the improvements thereon (i) are prohibited by any Lien or Law or Order other than Permitted Liens or (ii) are in violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property, in each case where such prohibitions or violations, individually or in the aggregate have resulted or would reasonably be expected to result in a Material Adverse Effect to the Anghami Companies.

Section 3.8 PERSONAL PROPERTY. All material Personal Property which is currently owned, used or leased by an Anghami Company is in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and is suitable for its intended use in the business of the Anghami Companies. The operation of each Anghami Company’s business as it is now conducted is not dependent upon the right to use the Personal Property of Persons other than an Anghami Company, except for such Personal Property that is owned, leased or licensed by, or otherwise contracted to, an Anghami Company. The Company has provided to Vistas a true and complete copy of each of material Personal Property Lease. The Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of an Anghami Company or any other party under any of the Personal Property Leases, and no Anghami Company has received notice of any such condition.

Section 3.9 TAX MATTERS.

(a) Each Anghami Company has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, and such Tax Returns were materially accurate and complete when submitted.

Annex A-22

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(b) All material Taxes for which each Anghami Company has been liable to account, have been duly paid (insofar as such Taxes ought to have been paid) or are being contested in good faith and for which reserves have been established in the Financial Statements in accordance with IFRS. There are no Liens with respect to any material Taxes upon any Anghami Company’s assets, other than Permitted Liens.

(c) No Anghami Company has entered into any concessions or similar arrangements with a Taxing Authority.

(d) No Anghami Company has received a written notice from a Taxing Authority in a jurisdiction where the Anghami Company does not file Tax Returns that indicates that such Anghami Company is or may be subject to taxation by that jurisdiction. Within the past 12 months, no Anghami Company has received any written notice of, and, so far as aware, is not involved in any dispute with any relevant Taxing Authority.

(e) Each Anghami Company has obtained all clearances or consents that it was required to obtain from any relevant Taxing Authority.

(f) No Anghami Company has been a party to any transaction, scheme or arrangement designed wholly or mainly and with the principal purpose of unlawfully evading a material known Tax liability of such Anghami Company.

(g) To the extent required by applicable Law, each Anghami Company (i) is duly registered for the purposes of Value Added Tax (“VAT”); (ii) has complied in all material respects with all Laws in respect of VAT, and (iii) has collected or withheld all material Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Taxing Authority or set aside in appropriate accounts for future payment when due.

Section 3.10 CONTRACTS.

(a) Except as set forth on Schedule 3.10(a), no Anghami Company is a party to, or bound by, any Contract pursuant to which any obligations remain that is (each Contract required to be set forth on Schedule 3.10(a), a “Material Contract”):

(i) a collective bargaining agreement applicable to employees of the Anghami Companies;

(ii) (x) an employment Contract providing for an annual base salary in excess of $200,000 (other than “at-will” Contracts that may be terminated upon thirty (30) days or less notice without the payment of severance, other than severance or termination payments required by law), (y) a Contract providing for severance payments or garden leave in excess of $100,000 in the aggregate; or (z) a Contract (other than an employment or restrictive covenant Contract, severance or garden leave Contract or Company Employee Benefit Plan) between any Anghami Company and any directors, officers or employees of an Anghami Company or any Related Party;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) license or royalty Contract with respect to any Intellectual Property to which the Anghami Companies are a party as licensee or licensor that is material to the business of the Anghami Companies (other than Contracts relating to commercially available off-the-shelf Software licensed for less than $100,000 in annual fees);

(v) provides for aggregate future payments to or from any Anghami Company in excess of $350,000 in any calendar year or $500,000 in the aggregate over the life of the Contract, other than those that can be terminated without material penalty by such Anghami Company upon ninety (90) days’ notice or less and can be replaced with a similar Contract on materially equivalent terms in the Ordinary Course of Business;

Annex A-23

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(vi) obligates any Anghami Company to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $500,000 (other than indemnification obligations in the Ordinary Course of Business or otherwise provided to the Anghami Companies’ directors, officers or employees);

(vii) joint venture, profit-sharing, partnership, limited liability company or other similar Contract or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture, or similar Contract;

(viii) with any Top Vendor;

(ix) power of attorney;

(x) other than this Agreement, for the sale, transfer or acquisition of any material assets, Equity Interest or business of any Anghami Company (other than those providing for sales, transfers or acquisitions of assets in the Ordinary Course of Business) or for the grant to any Person of any preferential rights to purchase any of the assets, Equity Interests or business of any Anghami Company, in each case, under which there are material outstanding obligations of the applicable Anghami Company;

(xi) for the acquisition, directly or indirectly (by merger, consolidation or otherwise), of assets or a business with an aggregate value in excess of $500,000 (other than in the Ordinary Course of Business consistent) or Equity Interests of another Person (other than another wholly-owned Anghami Company);

(xii) Contract which contains a provision prohibiting or materially restricting any Anghami Company from (A) competing or providing (or soliciting with respect thereto) any service or product in any jurisdiction other than in respect of confidentiality agreements entered into in the Ordinary Course of Business (none of which contain any non-compete provisions) or (B) purchasing or acquiring an interest in any other Person;

(xiii) Contract involving the settlement of any Proceeding or threatened Proceeding; or

(xiv) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.

(b) With respect to each Material Contract: (i) such Material Contract is legal, valid and binding and enforceable against the applicable Anghami Company party thereto and, to the Knowledge of the Company, against each other party thereto, and is in full force and effect, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles; (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Material Contract; (iii) no Anghami Company is in breach or default in any material respect, and, to the Knowledge of the Company, no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Anghami Company, or permit termination or acceleration by the other party thereto, under such Material Contract; (iv) to the Knowledge of the Company, no other party to such Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Anghami Company, under such Material Contract; (v) no Anghami Company has received written notice of an intention by any party to any such Material Contract to terminate such Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Anghami Company in any material respect; and (vi) no Anghami Company has waived any rights under any such Material Contract.

Section 3.11 INTELLECTUAL PROPERTY; DATA PROTECTION.

(a) The products, services and operation of the business of the Anghami Companies have not in the past three (3) years infringed, misappropriated or otherwise violated, and do not currently infringe, misappropriate or otherwise violate, any Intellectual Property rights of any Person except as would not reasonably be expected to have

Annex A-24

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

a Material Adverse Effect on the Anghami Companies, and except as set forth on Schedule 3.11(a), no Anghami Company has in the past three (3) years received any written charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation or other violation (including any claim that such Anghami Company must license or refrain from using any Intellectual Property rights of any Person) or challenging the ownership, registration, validity or enforcement of any Owned Intellectual Property, including any governmental Proceedings, such as reexaminations, reissues, inter partes reviews, and oppositions. To the Knowledge of the Company, no Person is infringing upon, misappropriating or otherwise violating any Owned Intellectual Property.

(b) Each Anghami Company owns or has the right to use all Intellectual Property that are used in and material to the business of such Anghami Company as currently conducted. Schedule 3.11(b) identifies all registered Intellectual Property (or Intellectual Property subject to a filed registration application) owned by any Anghami Company. Except as set forth on Schedule 3.11(b), to the Knowledge of the Company, all the Intellectual Property required to be disclosed in Schedule 3.11(b) is valid and enforceable. Each Anghami Company is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of any Liens other than Permitted Liens, and no Anghami Company is subject to any outstanding Order restricting the use or licensing of any Owned Intellectual Property by such Anghami Company or the business of the Anghami Companies. All the Owned Intellectual Property required to be disclosed in Schedule 3.11(b) that is an issued patent, patent application, registration or application for registration has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees.

(c) Each Anghami Company has taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other confidential information owned by such Anghami Company (and any confidential information owned by any Person to whom any of the Anghami Companies has a confidentiality obligation). Except as required or requested by Law or as part of any audit or examination by a regulatory authority or self-regulatory authority, no such trade secret or confidential information has been disclosed by any Anghami Company to any Person other than to Persons subject to a duty of confidentiality or pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other confidential information by such Person. No current or former founder, employee, contractor or consultant of any Anghami Company has any right, title or interest, directly or indirectly, in whole or in part, in any Owned Intellectual Property (other than non-exclusive licenses granted to contractors and consultants in the ordinary course for use in connection with the performance of services for an Anghami Company).

(d) Subject to obtaining any consent identified in Schedule 3.2(b), each item of Intellectual Property owned or used by the Anghami Companies immediately prior to the Closing will be owned or available for use by the Anghami Companies immediately subsequent to the Closing on identical terms and conditions as owned or used by the Anghami Companies immediately prior to the Closing.

(e) To the Knowledge of the Company, the Anghami Companies have not experienced any Security Breaches or material Security Incidents in the past three (3) years, and none of the Anghami Companies has received any written or, to the Knowledge of the Company, oral notices or complaints from any Person regarding such a Security Breach or material Security Incident. None of the Anghami Companies has received any written or oral complaints, claims, demands, inquiries or other notices, including a notice of investigation, from any Person (including any Governmental Entity or self-regulatory authority or entity) regarding any of the Anghami Companies’ Processing of Personal Information or compliance with applicable Data Protection and Security Requirements.

(f) The Anghami Companies are and have been in the past three (3) years in compliance in all material respects with all applicable Data Protection and Security Requirements. The Anghami Companies have a valid and legal right (whether contractually, by Law or otherwise) to access or use all Personal Information that is Processed by or on behalf of the Anghami Companies in connection with the use and/or operation of its products, services and business, in the manner such Personal Information is accessed and used by the Anghami Companies.

Section 3.12 LITIGATION. Except as set forth on Schedule 3.12, there are no material pending or, to the Knowledge of the Company, threatened, Proceedings by or against (and, to the Knowledge of the Company, there are no pending or threatened investigations against) or otherwise affecting any Anghami Company or its assets, including any condemnation or similar proceedings, and no such and no such Proceeding has been brought or, to the Company’s Knowledge, threatened in the past three (3) years. No Anghami Company, nor any property, asset or business of any Anghami Company, is subject to any material pending or outstanding Orders. There is no unsatisfied judgment or any open injunction binding upon any Anghami Company which, individually or in the aggregate,

Annex A-25

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

has or would reasonably be expected to materially and adversely affect ability of the Company to consummate the Transactions. In the past five (5) years, none of the current or former officers, senior management or directors of any Anghami Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

Section 3.13 BROKERAGE. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Anghami Companies.

Section 3.14 LABOR MATTERS.

(a) [Reserved]

(b) The Company has made available to Vistas the terms of the Contracts (including any post-employment restrictions) of each director, other officer and Company Employee entitled to remuneration at an annual rate, or an average annual rate over the three (3) financial years ending on the date of this Agreement, of more than $200,000.

(c) There is no contract between any Anghami Company and any Company Employees which cannot be terminated on not more than three (3) months’ notice without giving rise to a claim for damages or compensation (other than a statutory redundancy payment or statutory compensation for unfair dismissal).

(d) Since the date of the Latest Balance Sheet:

(i)     the basis of the remuneration payable to the Company Employees has not materially increased, individually or in the aggregate, and no Anghami Company is obliged to increase the total annual remuneration payable to any Company Employees; and

(ii)    no material alterations have been made in the terms of employment or engagement or conditions of service of any of the Company Employees or in the pension or other benefits of any of the Company Employees.

(e) No Anghami Company owes any material amount to a present or former director, other officer or Company Employee (or his or her dependents) other than for accrued remuneration or reimbursement of business expenses.

(f) Each Anghami Company has maintained up-to-date, full and accurate records regarding the employment of each of the Company Employees (including details of terms of employment or engagement, payments of statutory sick pay and statutory maternity pay, income tax and social security contributions, disciplinary, health and safety matters, time and pay records, records pertaining to leaves of absence or requests for time off/leaves of absence and agreements entered into between the Company Employees and an Anghami Company) and termination of employment.

(g) Except as disclosed in the Financial Statements, no Anghami Company:

(i)     has incurred a material liability for breach or termination of a consultancy agreement or of an employment contract including a redundancy payment, alleged unpaid compensation, protective award or compensation for wrongful dismissal, unfair dismissal or failure to comply with an order for the reinstatement or re-engagement of an employee;

(ii)    has made or agreed to make a material payment or provided or agreed to provide a benefit to a present or former director, other officer or employee of any Anghami Company (or to any of his or her dependants) or made any other agreement or arrangement in connection with the actual or proposed termination or retirement or suspension of employment or variation of an employment contract; or

(iii)   is liable for any material payment to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Employees, independent contractors or consultants (other than routine payments to be made in the Ordinary Course of Business).

Annex A-26

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(h) There are no enquiries or investigations existing, pending or, to the Knowledge of the Company, threatened affecting any Anghami Company in relation to any directors, officers, Company Employees or former officers or employees or workers by the Equal Opportunities Commission, the Commission for Racial Equality or the Health and Safety Executive or any other bodies with similar functions or powers in relation to employees or workers. There is no Proceeding pending or, to the Knowledge of the Company, threatened, between any Anghami Company, on the one hand, and any director, officer or Company Employee of, or consultant to, any Anghami Company (or any former director, officer, Company Employee or consultant) on the other hand.

(i) Reserved.

(j) No Anghami Company has any collective bargaining agreement or other agreement or arrangement with and does not recognise a trade union, works council, staff association or other body representing any of its Company Employees, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent Company Employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any Company Employees.

(k) Each Company Employee who has any role in creating Intellectual Property for the Anghami Companies has entered into the Anghami Companies’ standard form of employee non-disclosure, inventions and restrictive covenants agreement with an Anghami Company (whether pursuant to a separate agreement or incorporated as part of such Company Employee’s overall employment agreement), a copy of which form has been made available to Vistas by the Company.

(l) Each independent contractor of an Anghami Company who has any role in creating Intellectual Property for the Anghami Companies has entered into customary covenants regarding confidentiality and assignment of inventions and copyrights in such Person’s agreement with an Anghami Company, a copy of which form has been provided to Vistas by the Company.

Section 3.15 EMPLOYEE BENEFIT PLANS.

(a) Schedule 3.15(a), sets forth a list of each (i) material employee benefit plan, and (ii) each equity-based, retirement, profit sharing, bonus, incentive, severance, separation, change in control, retention, deferred compensation, vacation, paid time off, medical, dental, life, or disability plan, program, policy or Contract, and (iii) each other material employee compensation or benefit plan, program, policy or Contract that is maintained, sponsored or contributed to (or required to be contributed to) by any of the Anghami Companies (each a “Company Employee Benefit Plan”). Except as set forth on Schedule 3.15(a), there is not and has not, at any time, been in operation (and no proposal has been announced to enter into or establish) any plan, scheme, agreement, arrangement, custom or practice for the payment of (or for the payment of any contribution towards), any pensions, ex gratia benefits, gratuities, superannuation allowances, life assurance benefits or other like benefits payable on retirement, death, termination of employment or during periods of sickness or disablement for the benefit of any of the Company Employees (or former employees) or directors (or former directors) of an Anghami Company or for the benefit of the dependents of any such employees or directors of an Anghami Company.

(b) [Reserved]

(c) There is no Proceeding (other than routine and uncontested claims for benefits) pending or, to the Knowledge of the Company, threatened, with respect to any Company Employee Benefit Plan or against the assets of any Company Employee Benefit Plan. With respect to each Company Employee Benefit Plan, except as has not and would not reasonably be expected to have, individually or the aggregate, a Material Adverse Effect on the Company: (i) such Company Employee Benefit Plan has been administered and enforced in all material respects in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing with applicable Governmental Entities; (ii) no breach of fiduciary duty has occurred; (iii) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to a Company Employee Benefit Plan have been timely made; and (iv) all benefits accrued under any unfunded Company Employee Benefit Plan has been paid, accrued, or otherwise adequately reserved in accordance with IFRS and are reflected on the Financial Statements. No Anghami Company has incurred any material obligation in connection with the termination of, or withdrawal from, any Company Employee Benefit Plan that remains unsatisfied as of the date hereof.

Annex A-27

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(d) The consummation of the transactions contemplated by this Agreement will not increase the amount of or result in the acceleration of time of payment, funding or vesting of compensation or benefits under any Company Employee Benefit Plan.

Section 3.16 INSURANCE. As of the date hereof, the Anghami Companies have in place policies of insurance as set forth in Schedule 3.16, copies of which have been made available to Vistas. Each such insurance policy is in full force and effect, all premiums are currently paid in accordance with the terms of such policy and the Anghami Companies are otherwise in material compliance with the terms of such insurance policies. During the twelve (12) months immediately prior to the date hereof, no Anghami Company has received any written notice that any such policy will be cancelled or will not be renewed. Each Anghami Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Anghami Companies. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Anghami Company has made any material claim against an insurance policy as to which the insurer is denying coverage.

Section 3.17 COMPLIANCE WITH LAWS; PERMITS.

(a) Each Anghami Company is, and for the past five (5) years has been, in compliance in all material respects with all applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected, and no Anghami Company has received any written or, to the Knowledge of the Company, oral notice of any alleged or actual material conflict or non-compliance with, or material default or violation of, any such applicable Laws.

(b) The Anghami Companies collectively hold all material permits required for the ownership and use of their respective assets and properties and the conduct of their businesses (including for the occupation and use of the Leased Real Properties) as currently conducted and have been in compliance with all material terms and conditions of such permits (the “Company Permits”). The Company has made available to Vistas true, correct and complete copies of all material Company Permits. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened. No Proceeding is pending or, to the Knowledge of the Company, threatened, to suspend, revoke, withdraw, modify or limit any Company Permit in a manner that has had or would reasonably be expected to have a material impact on the ability of the applicable Anghami Company to use such Company Permit.

Section 3.18 ENVIRONMENTAL MATTERS.

(a) The Anghami Companies are and, during the last five (5) years, have been in compliance with all Environmental Laws in all material respects;

(b) There has been no release of any Hazardous Materials at, in, on or under any Leased Real Property or in connection with any Anghami Company’s operations off-site of the Leased Real Property or, to the Knowledge of the Company, at, in, on or under any formerly owned or leased real property during the time that an Anghami Company owned or leased such property;

(c) No Anghami Company is subject to or has received any Order relating to any non-compliance with Environmental Laws by an Anghami Company or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials; and

(d) No Action is pending or, to the Knowledge of the Company, threatened and no investigation is pending or, to the Knowledge of the Company, threatened with respect to any Anghami Company’s compliance with or Liability under Environmental Law.

Section 3.19 [RESERVED]

Section 3.20 TRADE & ANTI-CORRUPTION COMPLIANCE.

(a) Neither any Anghami Company nor any of its directors, officers, managers or employees, or, to the Knowledge of the Company, its agents or third-party Representatives, is or has in the last five (5) years been: (i) a Sanctioned Person; (ii) operating in, organized in, conducting business with, or otherwise engaging in dealings

Annex A-28

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

with or for the benefit of any Sanctioned Person or in any Sanctioned Country in either case in material violation of applicable Sanctions; or (iii) otherwise in material violation of any applicable Sanctions or applicable Export Control Laws or anti-boycott requirements.

(b) In the last five (5) years, in connection with or relating to the business of the Anghami Companies, neither any Anghami Company nor any of its directors, officers, managers or employees, or, to the Knowledge of the Company, agents or other third-party Representatives (i) has made, authorized, solicited or received any bribe, unlawful rebate, payoff, influence payment or kickback, (ii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or properties, (iii) has used or is using any corporate funds for any illegal contributions, gifts, entertainment, hospitality, travel or other unlawful expenses or (iv) has, directly or indirectly, made, offered, authorized, facilitated, received or promised to make or receive, any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to or from any Governmental Entity or any other Person, in each case of clause (i) through (iv) in material violation of applicable ABC Laws or AML Laws. The operations of each Anghami Company are and have been conducted at all times in compliance with the AML Laws in all applicable jurisdictions, and no Proceeding involving an Anghami Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

Section 3.21 AFFILIATE TRANSACTIONS. Schedule 3.21 sets forth a list of all services provided within the last twelve (12) months to the Anghami Companies by Related Parties and by the Anghami Companies to Related Parties other than in the ordinary course of business, and the charges assessed for all services provided during such time, other than pursuant to employment Contracts. Except for employment agreements, the Governing Documents of the Company, or as disclosed in Schedule 3.21, there are no loans, leases, commitments, guarantees, agreements or other transactions or Contracts (oral or written) between the Anghami Companies, on the one hand, and any Related Party, on the other hand, and no Related Party owns any real property or material Personal Property, or material right, tangible or intangible (including Intellectual Property) which is used in the business of any Anghami Company.

Section 3.22 TOP VENDOR. Schedule 3.22 lists, by dollar volume paid for the twelve (12) months ended on December 31, 2020, the Top Vendors of the Anghami Companies. The relationships of each Anghami Company with such vendors are good commercial working relationships and (i) no Top Vendor within the last twelve (12) months (the “Relevant Period”) has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with an Anghami Company, (ii) no Top Vendor has during the Relevant Period decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with an Anghami Company or intends to stop, decrease or limit materially its products or services to any Anghami Company, (iii) no Anghami Company has within the past two (2) years been engaged in any material dispute with any Top Vendor, and (iv) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the other Transaction Agreements will not adversely affect the relationship of any Anghami Company with any Top Vendor.

Section 3.23 TITLE TO ASSETS. Except as has not or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Anghami Companies, each Anghami Company has good and marketable title to, or, in the case of leased or subleased assets, a valid and binding leasehold interest in, or, in the case of licensed assets, a valid license in, all of its assets (whether real, personal, tangible or intangible) that are used by it, free and clear of all Liens other than Permitted Liens. Except as has not or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect to the Anghami Companies, the assets (including Intellectual Property rights and contractual rights) of the Anghami Companies constitute all of the assets, rights and properties that are used in the operation of the businesses of the Anghami Companies as it is now conducted or that are used or held by the Anghami Companies for use in the operation of the businesses of the Anghami Companies, and taken together, are adequate and sufficient for the operation of the businesses of the Anghami Companies as currently conducted.

Section 3.24 INVESTMENT COMPANY ACT. No Anghami Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act.

Annex A-29

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Section 3.25 INFORMATION SUPPLIED. The information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement or any other Vistas SEC Document after the date hereof shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (i) the time such information is filed, submitted or made publicly available, (ii) the time the Registration Statement is declared effective by the SEC, (iii) the time the proxy statement contained in the Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the Vistas Shareholders, (iv) the time of the Vistas Shareholder Meeting or (v) the Closing (subject to the qualifications and limitations set forth in the materials provided by the Company or that are included in such filings and/or mailings). Notwithstanding the foregoing, the Company makes no representations, warranties or covenants as to the information supplied (x) by or on behalf of, Pubco, Vistas Merger Sub or Anghami Merger Sub or Vistas or any of Vistas’ Affiliates or (y) in any disclosures under the headings “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements” or “Qualitative and Quantitative Disclosures about Market Risk” and other disclosures that are predictive, cautionary, or forward looking in nature.

Section 3.26 NO OTHER REPRESENTATIONS OR WARRANTIES. The representations and warranties made by the Company in this Article III are the exclusive representations and warranties made by the Company. Except for the representations and warranties contained in this Article III, neither the Company nor any of its Subsidiaries nor any other Person on behalf of the Company or any of its Subsidiaries has made or makes any other express or implied representation or warranty, either written or oral, as to the accuracy or completeness of any information regarding the Company and its Subsidiaries to the other Parties or their respective Affiliates and expressly disclaims any such other representations or warranties. In particular, without limiting the foregoing, neither the Company nor any of its Subsidiaries nor any other Person makes or has made any representation or warranty to the other Parties hereto with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or (b) any oral or, except for the representations and warranties made by the Company in this Article III, written information made available to the other Parties hereto in the course of their evaluation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, this Section 3.26 shall not affect any representations or warranties made by the Company in any other Transaction Agreement, which shall be governed by such Transaction Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PUBCO, VISTAS MERGER SUB,
AND ANGHAMI MERGER SUB

As an inducement to Vistas to enter into this Agreement and consummate the transactions contemplated hereby, the Company, Pubco, Vistas Merger Sub and Anghami Merger Sub hereby represent and warrant to Vistas that the following representations and warranties are true and correct as of the date of this Agreement and as of the Closing Date (except, as to any representations and warranties that specifically relate to an earlier date, in which case such representations and warranties were true and correct as of such earlier date):

Section 4.1 ORGANIZATION AND STANDING. Each of Pubco, Vistas Merger Sub and Anghami Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each of Pubco, Vistas Merger Sub and Anghami Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Pubco, Vistas Merger Sub and Anghami Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Pubco has heretofore made available to Vistas accurate and complete copies of the Governing Documents of Pubco Vistas Merger Sub and Anghami Merger Sub, as currently in effect. Neither Pubco, Vistas Merger Sub nor Anghami Merger Sub is in violation of any provision of its Governing Documents in any material respect.

Section 4.2 AUTHORIZATION; BINDING AGREEMENT. Subject to filing the Amended and Restated Pubco Governing Documents, each of Pubco, Vistas Merger Sub and Anghami Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is or is required to be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each other Transaction Agreement to which it is or is required to be a party and the consummation of the transactions contemplated

Annex A-30

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

hereby and thereby have been duly and validly authorized by the board of directors and shareholders of Pubco, Vistas Merger Sub and Anghami Merger Sub and no other corporate proceedings, other than as expressly set forth elsewhere in this Agreement (including the filing of the Amended and Restated Pubco Governing Documents), on the part of Pubco, Vistas Merger Sub or Anghami Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Transaction Agreement to which it is or is required to be a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each other Transaction Agreement to which Pubco, Vistas Merger Sub or Anghami Merger Sub is or is required to be a party has been or shall be when delivered, duly and validly executed and delivered by Pubco, Vistas Merger Sub and Anghami Merger Sub and, assuming the due authorization, execution and delivery of this Agreement and such other Transaction Agreements by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.

Section 4.3 NONCONTRAVENTION. The execution and delivery by Pubco, Vistas Merger Sub and Anghami Merger Sub of this Agreement and each other Transaction Agreement to which it is or is required to be a party, the consummation by such Party of the transactions contemplated hereby and thereby, and compliance by such Party with any of the provisions hereof and thereof, will not (a) subject to the filing of the Amended and Restated Pubco Governing Documents, conflict with or violate any provision of such Party’s Governing Documents, (b) subject to obtaining the consents listed on the Consents Schedule hereto, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of such Party, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on Pubco, Vistas Merger Sub or Anghami Merger Sub.

Section 4.4 GOVERNMENTAL APPROVALS. No Consent of or with any Governmental Entity, on the part of Pubco, Vistas Merger Sub or Anghami Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by such Party of this Agreement and each other Transaction Agreement to which it is or is required to be a party or the consummation by such Party of the transactions contemplated hereby and thereby, other than (a) such filings as are expressly contemplated by this Agreement, including the Amended and Restated Pubco Governing Documents, (b) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (c) applicable requirements, if any, of the Securities Act, the Securities Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (d) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Pubco , Vistas Merger Sub or Anghami Merger Sub.

Section 4.5 CAPITALIZATION. Pubco is authorized to issue Pubco Shares, all of which that are issued and outstanding are owned by the Company. Vistas Merger and Anghami Merger Sub are each authorized to issue ordinary shares, all of which that are issued and outstanding are owned by Pubco. Prior to giving effect to the transactions contemplated by this Agreement, other than Vistas Merger Sub and Anghami Merger Sub, Pubco does not have any Subsidiaries or own any equity interests in any other Person. Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Securities Exchange Act.

Section 4.6 OWNERSHIP OF PUBCO SHARES. (i) All Pubco Shares to be issued and delivered in accordance with Article II to the Vistas Shareholders and the Company Shareholders shall be, upon issuance and delivery of such Pubco Shares, duly authorized and validly issued and fully paid and non-assessable, free and clear of all Liens, and (ii) upon issuance and delivery of the Pubco Shares, the Vistas Shareholders and the Company Shareholders shall have good and valid title to its portion of such Pubco Shares, in each case of clauses (i) and (ii), other than restrictions arising from applicable securities Laws, Pubco’s Governing Documents (as amended), the Lock-Up Agreement, the Registration Rights Agreement or the Insider Letter Agreement, as applicable, the

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Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

provisions of this Agreement and any Liens incurred by the Vistas Shareholders or the Company Shareholders (as applicable), and (iii) the issuance and sale of such Pubco Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

Section 4.7 PUBCO, VISTAS MERGER SUB AND ANGHAMI MERGER SUB ACTIVITIES. Since their formation, Pubco and Merger Sub have not engaged in any business activities other than as contemplated by this Agreement, do not own directly or indirectly any ownership, equity, profits or voting interest in any Person (other than Pubco’s 100% ownership of Vistas Merger Sub and Anghami Merger Sub) and have no assets or Liabilities except those incurred in connection with this Agreement and the other Transaction Agreements to which they are or required to be a party and the Transactions, and, other than their respective Governing Documents, this Agreement and the other Transaction Agreements to which they are a party, Pubco, Vistas Merger Sub and Anghami Merger Sub are not party to or bound by any Contract.

Section 4.8 BROKERAGE. Neither Pubco, Vistas Merger Sub nor Anghami Merger Sub (i) has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transactions or (ii) has entered into any Contract which could give rise to any liability or obligation of Vistas, Pubco, the Anghami Companies or any of their respective Affiliates to pay any fees or commissions to any broker, finder, or agent with respect to or in connection with the Transactions.

Section 4.9 INVESTMENT COMPANY ACT. Neither Pubco, Vistas Merger Sub nor Anghami Merger Sub is an “investment company” or, a Person directly or indirectly controlled by or acting on behalf of an “investment company”, in each case within the meanings of the Investment Company Act.

Section 4.10 INFORMATION SUPPLIED. The information supplied or to be supplied by Pubco, Vistas Merger Sub or Anghami Merger Sub for inclusion or incorporation by reference in the Registration Statement or any other Vistas SEC Document after the date hereof shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (i) the time such information is filed, submitted or made publicly available, (ii) the time the Registration Statement is declared effective by the SEC, (iii) the time the proxy statement contained in the Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the Vistas Shareholders, (iv) the time of the Vistas Shareholder Meeting or (v) the Closing (subject to the qualifications and limitations set forth in the materials provided by the Company or that are included in such filings and/or mailings). Notwithstanding the foregoing, the Company makes no representations, warranties or covenants as to the information supplied (x) by or on behalf of, Vistas, the other Anghami Companies or any of their respective Affiliates (for the avoidance of doubt, excluding Pubco, Vistas Merger Sub or Anghami Merger Sub) or (y) in any disclosures under the headings “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements” or “Qualitative and Quantitative Disclosures about Market Risk” and other disclosures that are predictive, cautionary, or forward looking in nature.

Section 4.11 NO OTHER REPRESENTATIONS OR WARRANTIES. The representations and warranties made by Pubco, Vistas Merger Sub and Anghami Merger Sub in this Article IV are the exclusive representations and warranties made by Pubco, Vistas Merger Sub and Anghami Merger Sub. Except for the representations and warranties contained in this Article IV, neither Pubco, Vistas Merger Sub, Anghami Merger Sub nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, as to the accuracy or completeness of any information regarding Pubco, Vistas Merger Sub or Anghami Merger Sub to the other Parties or their respective Affiliates and expressly disclaims any such other representations or warranties. For the avoidance of doubt, neither Pubco, Vistas Merger Sub nor Anghami Merger Sub has made or makes any express or implied representation or warranty, either written or oral, with respect to the Company or any of its Subsidiaries (other than Pubco, Vistas Merger Sub or Anghami Merger Sub). In particular, without limiting the foregoing, neither Pubco, Vistas Merger Sub, Anghami Merger Sub nor any other Person makes or has made any representation or warranty to the other Parties hereto, and shall have no liability in respect of, with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Pubco, Vistas Merger Sub or Anghami Merger Sub or (b) any oral or, except for the representations and warranties made by Pubco, Vistas Merger Sub and Anghami Merger Sub in this Article IV, written information made available to the other Parties hereto in the course of their evaluation of Pubco, Vistas Merger Sub or Anghami Merger Sub, the negotiation of this Agreement or in the course of the

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Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Transactions. Notwithstanding the foregoing, this Section 4.11 shall not affect any representations or warranties made by Pubco, Vistas Merger Sub or Anghami Merger Sub in any other Transaction Agreement, which shall be governed by such Transaction Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF VISTAS

As an inducement to Pubco, Vistas Merger Sub, Anghami Merger Sub and the Company to enter into this Agreement and consummate the transactions contemplated hereby, Vistas hereby represents and warrants to Pubco, Vistas Merger Sub, Anghami Merger Sub and the Company that, except as set forth in (a) the Vistas Disclosure Schedules or (b) the SEC Reports that are available on the SEC’s website through EDGAR (excluding any disclosures in such SEC Reports under the headings “Risk Factors,” “Cautionary Note Regarding Forward Looking Statements” or “Qualitative and Quantitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature) the following representations and warranties are true and correct as of the date of this Agreement and as of the Closing Date (except, as to any representations and warranties that specifically relate to an earlier date, in which case such representations and warranties were true and correct as of such earlier date):

Section 5.1 ORGANIZATION; AUTHORITY; ENFORCEABILITY. Vistas is a corporation duly incorporated under the Laws of Delaware with the requisite power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement and the other Transaction Agreements contemplated hereby to be executed and delivered by Vistas and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Vistas and no other corporation proceedings on the part of Vistas are necessary to authorize the execution, delivery or performance of this Agreement or the other Transaction Agreements contemplated hereby, subject in each case to obtaining the Required Vistas Shareholder Vote. This Agreement and the other agreements contemplated hereby to be executed and delivered by Vistas constitute valid and binding obligations of Vistas, enforceable against Vistas in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles.

Section 5.2 CAPITALIZATION. As of the date of this Agreement, the authorized capital stock of Vistas consists of (a) 1,000,000 Vistas Preferred Shares, par value $0.0001 per share (the “Vistas Preferred Shares”), (b) 380,000,000 shares of Vistas Class A Common Stock and (c) 20,000,000 shares of Vistas Class B Common Stock. As of the date of this Agreement, the issued and outstanding Vistas Securities consists of, (A) no preferred shares, (B) 12,830,000 shares of Vistas Class A Common Stock, (C) 2,500,000 shares of Vistas Class B Common Stock (D) 10,000,000 Vistas Public Warrants and (E) 500,000 Vistas Private Warrants. All outstanding Vistas Securities are and were (1) validly issued, fully paid and non-assessable, (2) issued in compliance in all material respects with applicable Law and (3) not issued in breach or violation of any preemptive rights. Other than the Vistas Warrants, the Vistas Shares Redemption rights, and any Vistas Securities that may be issued after the date of this Agreement in an Equity Financing, there are no outstanding (v) obligations of Vistas to issue securities to Vistas Shareholders to avoid the effects of dilution from an Equity Financing, the Transaction or any other issuance of securities of Vistas or any other Person, (w) securities of Vistas convertible into or exchangeable for shares of capital stock or other Equity Interest or voting securities of Vistas, (x) options, warrants or other rights (including preemptive rights) or agreements, arrangement or commitments of any character, whether or not contingent, of Vistas to acquire from any Person, and no obligation of Vistas to issue, any shares of capital stock or other Equity Interest or voting securities of Vistas or any securities convertible into or exchangeable for such shares of capital stock or other Equity Interest or voting securities, (y) equity equivalents or other similar rights of or with respect to Vistas or (z) obligations of Vistas to repurchase, redeem, or otherwise acquire any of the foregoing securities, shares of capital stock, options, equity equivalents, interests or rights. Vistas has no direct or indirect Equity Interests, participation or voting right or other investment (whether debt, equity or otherwise) in any Person (including any Contract in the nature of a voting trust or similar agreement or understanding) or any other equity equivalents in or issued by any other Person.

Section 5.3 BROKERAGE. Except as set forth on Schedule 5.3, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Vistas.

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Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Section 5.4 TRUST ACCOUNT. As of the date of this Agreement, Vistas has at least $100,000,000 in the Trust Account, with such funds invested in United States government securities meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Vistas and the Trustee, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and (except for the Trust Agreement) no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Vistas SEC Documents to be inaccurate in any material respect or (ii) entitle any Person (other than (x) holders of shares of Vistas Class A Common Stock who shall have exercised their rights to participate in a Vistas Shares Redemption, (y) the underwriters of Vistas’ IPO, which are entitled to the Deferred Discount (as such term is defined in the Trust Agreement), and (z) Vistas with respect to income earned on the proceeds in the Trust Account to cover any of its Tax obligations) to any portion of the proceeds in the Trust Account. There are no Proceedings pending or, to the Knowledge of Vistas, threatened with respect to the Trust Account.

Section 5.5 VISTAS SEC DOCUMENTS; CONTROLS.

(a) Vistas has timely filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Securities Exchange Act (such forms, reports, schedules and statements, the “Vistas SEC Documents”). As of their respective dates, each of the Vistas SEC Documents, as amended (including, without limitation, all financial statements included therein, exhibits and schedules thereto and documents incorporated by reference therein), complied in all material respects with the applicable requirements of the Securities Act or the Securities Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Vistas SEC Documents, and none of the Vistas SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of Vistas, as of the date hereof, (i) none of the Vistas SEC Documents are the subject of ongoing SEC review or outstanding SEC comment and (ii) neither the SEC nor any other Governmental Entity is conducting any investigation or review of any Vistas SEC Document. As of the date hereof, no notice of any SEC review or investigation of Vistas or the Vistas SEC Documents has been received by Vistas.

(b) The financial statements of Vistas included in the Vistas SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Securities Act) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Vistas and its consolidated Subsidiaries, as of their respective dates and the results of operations and the cash flows of Vistas and its consolidated Subsidiaries, for the periods presented therein.

(c) Except as not required in reliance on exemptions from various reporting requirements by virtue of Vistas’ status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, Vistas has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Securities Exchange Act) as required by Rule 13a-15 under the Securities Exchange Act and the listing standards of Nasdaq. Vistas’ disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Vistas in the reports that it files under the Securities Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Vistas’ management as appropriate to allow timely decisions.

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(d) There are no outstanding loans or other extensions of credit made by Vistas to any executive officer (as defined in Rule 3b-7 under the Securities Exchange Act) or director of Vistas. Vistas has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act of 2002.

(e) Neither Vistas (including any employee thereof) nor Vistas’ independent auditors have identified or been made aware of: (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Vistas; (ii) any fraud, whether or not material, that involves Vistas’ management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Vistas; or (iii) any claim or allegation regarding any of the foregoing.

(f) To the knowledge of Vistas, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Vistas SEC Reports. To the knowledge of Vistas, none of the Vistas SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(g) As of the date hereof, to the knowledge of Vistas, each director and executive officer of Vistas has filed with the SEC on a timely basis all statements required with respect to Vistas by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(h) Vistas has no off-balance sheet arrangements that are not disclosed in the Vistas SEC Reports. No financial statements other than those of Vistas are required to be included in the consolidated financial statements of Vistas.

(i) As used in this Section 5.5, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq.

Section 5.6 INFORMATION SUPPLIED. The information supplied or to be supplied by Vistas for inclusion or incorporation by reference in the Registration Statement or any other Vistas SEC Document after the date hereof shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (i) the time such information is filed, submitted or made publicly available, (ii) the time the Registration Statement is declared effective by the SEC, (iii) the time the proxy statement contained in the Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the Vistas Shareholders, (iv) the time of the Vistas Shareholder Meeting or (v) the Closing (subject to the qualifications and limitations set forth in the materials provided by the Company or that are included in such filings and/or mailings). Notwithstanding the foregoing, the Company makes no representations, warranties or covenants as to the information supplied (x) by or on behalf of, any of the Anghami Companies, Pubco, Vistas Merger Sub or Anghami Merger Sub or any of their respective Affiliates or (y) in any disclosures under the headings “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements” or “Qualitative and Quantitative Disclosures about Market Risk” and other disclosures that are predictive, cautionary, or forward looking in nature.

Section 5.7 LITIGATION. There is no Proceeding pending before any Governmental Entity, against or affecting Vistas or any of its properties or rights with respect to the transactions contemplated hereby which individually or in the aggregate, reasonably would be expected to have a material adverse effect on the ability of Vistas to enter into and perform its obligations under this Agreement.

Section 5.8 CONTRACTS; NO DEFAULTS.

(a) Except as set forth on Schedule 5.8(a), the Vistas SEC Documents include all Contracts to which, as of the date of this Agreement, Vistas is a party or by which any of its assets are bound that (i) are “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) create or impose a Liability greater than $25,000 (other than contracts for Vistas Transaction Expenses set forth on Schedule 2.4(a)(iii)); (iii) may not be cancelled by Vistas on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee; or (iv) prohibit, prevent, restrict or impair in any material respect any business practice of Vistas as its business is currently conducted, any acquisition of material property by Vistas, or restricts in any material respect the ability of Vistas to engage in business as currently conducted by it or compete with any other Person (excluding, in each case, of clauses (i) through (iv) confidentiality and non-disclosure agreements, this Agreement and the Subscription Agreements) (each, an “Vistas Material Contract”). All Vistas Material Contracts have been delivered to or made available to the Company or its Representatives other than those that are exhibits to the Vistas SEC Documents.

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Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(b) Each Vistas Material Contract was entered into at arm’s length and in the ordinary course of business. Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to the Vistas Material Contracts (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of Vistas and, to the Knowledge of Vistas, represent the legal, valid and binding obligations of the other parties thereto, and, to the Knowledge of Vistas, are enforceable by Vistas to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) neither Vistas nor, to the Knowledge of Vistas, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) Vistas has not received any written or, to the Knowledge of Vistas, oral claim or notice of material breach of or material default under any such Contract, (iv) to the Knowledge of Vistas, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by Vistas or, to the Knowledge of Vistas, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) Vistas has not received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

Section 5.9 TITLE TO PROPERTY. Except as set forth on Schedule 5.9, Vistas (a) does not own or leases any real or personal property and (b) is not a party to any agreement or option to purchase any real property, personal property or other material interest therein.

Section 5.10 INVESTMENT COMPANY ACT. Vistas is not an “investment company” within the meaning of the Investment Company Act.

Section 5.11 AFFILIATE AGREEMENTS. Except as set forth on Schedule 5.11, Vistas is not a party to any transaction, agreement, arrangement or understanding with any (i) present or former officer, employee or director of any of Vistas, (ii) beneficial owner (within the meaning of Section 13(d) of the Securities Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company, Vistas or any of their respective Subsidiaries or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Securities Exchange Act) of any of the foregoing.

Section 5.12 SOLVENCY. Assuming the accuracy of the representations and warranties of the Company in Article III and Pubco, Vistas Merger Sub and Anghami Merger Sub in Article IV, after giving effect to the transactions contemplated by this Agreement, including the receipt of any financing, and any repayment or refinancing of debt, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby and payment of all related fees and expenses, Vistas will be Solvent immediately after consummation of the transactions contemplated hereby.

Section 5.13 COMPLIANCE.

(a) Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Vistas to enter into, perform its obligations under this Agreement and consummate the Transactions, or result in material Liabilities of any kind, Vistas is, and has at all times been, in compliance in all material respects with all applicable Laws. Vistas has not received any written notice from any Governmental Entity of a violation of any applicable Law by Vistas.

(b) (i) there has been no action taken by Vistas or, to the Knowledge of Vistas, any officer, director, manager, employee, agent or Representative of Vistas, in each case, acting on behalf of Vistas, in violation of any applicable ABC Law or AML Law, (ii) Vistas has not been convicted of violating any ABC Laws or AML Laws or subjected to any investigation by a Governmental Entity for violation of any applicable ABC Laws or AML Laws, (iii) Vistas has not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Entity regarding any alleged act or omission arising under or relating to any noncompliance with any ABC Law or AML Law and (iv) Vistas has not received any written notice or citation from a Governmental Entity for any actual or potential noncompliance with any applicable ABC Law or AML Law.

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Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Section 5.14 EMPLOYEE BENEFIT PLANS. Vistas does not maintain, contribute to or have any obligation or liability, or could reasonably be expected to have any obligation or liability, under, any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”) or any other material, written plan, policy, program, arrangement or agreement (other than standard employment agreements that can be terminated at any time without severance or termination pay and upon notice of not more than one (1) month or such longer period as may be required by applicable Law) providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements, but not including any plan, policy, program, arrangement or agreement that covers only former directors, officers, employees, independent contractors and service providers and with respect to which Vistas has no remaining obligations or liabilities (collectively, the “Vistas Benefit Plans”) and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, director, officer or employee of Vistas, or (ii) result in the acceleration, vesting or creation of any rights of any shareholder, director, officer or employee of Vistas to payments or benefits or increases in any existing payments or benefits or any loan forgiveness.

Section 5.15 NASDAQ LISTING. The issued and outstanding Vistas Public Units, shares of Vistas Class A Common Stock and Vistas Public Warrants (the foregoing, collectively, the “Vistas Public Securities”) are registered pursuant to Section 12(b) of the Securities Exchange Act and as of the date of this Agreement are listed for trading on Nasdaq under the symbols “VMACU”, “VMAC” and “VMACW”, respectively. Vistas is in compliance in all material respects with the corporate governance rules of Nasdaq. As of the date of this Agreement, there is no Proceeding or investigation pending or, to the Knowledge of Vistas, threatened against Vistas by Nasdaq, the Financial Industry Regulatory Authority, Inc. or the SEC with respect to any intention by such entity to deregister any Vistas Public Securities or prohibit or terminate the listing of any Vistas Public Securities on Nasdaq. Vistas has taken no action that is designed to terminate the registration of Vistas Public Securities under the Securities Exchange Act. As of the date of this Agreement, Vistas has not received any written or, to Vistas’ Knowledge, oral deficiency notice from Nasdaq relating to the continued listing requirements of the Vistas Public Securities.

Section 5.16 TAX MATTERS.

(a) All Tax Returns required by Law to be filed by Vistas have been timely filed, and all such Tax Returns are true, correct and complete in all material respects.

(b) All Taxes due and owing by Vistas have been timely paid.

(c) Vistas has collected or withheld all Taxes required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Taxing Authority in accordance with applicable Law.

(d) There are no written Tax deficiencies outstanding, proposed or assessed against Vistas, nor has Vistas executed any Contracts or other agreements waiving or extending the statute of limitations on or extending the period for the assessment or collection of any Tax, in each case, which have not since expired.

(e) No Proceeding related any Taxes or Tax Return of Vistas by any Taxing Authority is presently in progress, nor has Vistas been notified in writing of any pending or threatened Tax Proceeding.

(f) Vistas has obtained all clearances or consents that it was required to obtain from any relevant Taxing Authority.

(g) There are no Liens with respect to any Taxes upon any Vistas’ assets, other than Permitted Liens.

Section 5.17 NONCONTRAVENTION. The consummation of the transactions contemplated hereby by Vistas do not (i) conflict with or result in any breach of any of the material terms, conditions or provisions of, (ii) constitute a default under (whether with or without the giving of notice, the passage of time or both), (iii) result in a violation of, (iv) give any third party the right to terminate or accelerate, or cause any termination or acceleration of, any material right or material obligation under, (v) result in the creation of any Lien upon the Vistas Securities under, or (vi) require any approval from, or filing with, any Governmental Entity under or pursuant to,

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Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

the Vistas Governing Documents or any Law, or Order to which Vistas is bound or subject, except for any deviations from any of the foregoing clauses (i) through (vi) that individual and in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect on Vistas.

Section 5.18 BUSINESS ACTIVITIES.

(a) Since its organization, Vistas has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Vistas Governing Documents, there is no agreement, commitment, or Order binding upon Vistas or to which Vistas is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Vistas or any acquisition of property by Vistas or the conduct of business by Vistas as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Vistas to enter into and perform its obligations under this Agreement.

(b) Except for this Agreement and the transactions contemplated hereby, Vistas has no interests, rights, obligations or Liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination.

(c) There is no Liability, debt or obligation against Vistas that would be required to be set forth or reserved for on a consolidated balance sheet of Vistas (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for Liabilities, debts or obligations (i) reflected or reserved for on Vistas’ condensed balance sheet for the three-month period ended September 30, 2020 as reported on Form 10-Q or disclosed in the notes thereto (other than any such Liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Vistas), (ii) less than Twenty Five Thousand U.S. Dollars ($25,000) in the aggregate with respect to any individual or series of related Liabilities, debts or obligations that have arisen since the date of Vistas’ consolidated balance sheet for the three-month period ended September 30, 2020 as reported on Form 10-Q in the Ordinary Course of Business of Vistas, (iii) disclosed in the Vistas Disclosure Schedules or (iv) for professional fees, including with respect to legal, financial and accounting advisors incurred by Vistas in connection with the transactions contemplated by this Agreement.

Section 5.19 FINANCING; SUBSCRIPTION AGREEMENTS. Vistas has received and executed a letter agreement with SHUAA Capital psc (“SHUAA”), dated January 20, 2021 (the “SHUAA Engagement Letter”) pursuant to which Shuaa has committed to use its best endeavors to raise at least $50,000,000 in Equity Financing from Equity Investors or exercise its utmost best endeavors to procure that its director or indirect parent or subsidiaries will commit to fully fund any portion of the $50,000,000 that it does not raise. The SHUAA Engagement Letter is (as to Vistas and to the Knowledge of Vistas, SHUAA) valid, binding and in full force and effect (except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles), and, to the Knowledge of Vistas, no event has occurred that, with or without notice, lapse of time, or both, which would reasonably be expected to constitute a material default or material breach or a failure to satisfy a condition precedent on the part of Vistas under the terms and conditions of the SHUAA Engagement Letter, other than any such default, breach or failure that has been cured in a timely manner by Vistas. Vistas has delivered to the Company true, correct and complete copies of each of the Subscription Agreements that have been executed as of the date hereof pursuant to which the Equity Investors party thereto have committed, subject to the terms and conditions therein, to purchase shares of Vistas Class A Common Stock for an aggregate amount equal to $40,000,000 (such amount together with amounts committed pursuant to Subscription Agreements executed after the date hereof, the “PIPE Investment Amount”). Each of the Subscription Agreements executed as of the date hereof are in full force and effect and are legal, valid and binding upon Vistas and the Equity Investors party thereto, enforceable in accordance with their terms. None of the Subscription Agreements executed as of the date hereof have been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and, to the knowledge of Vistas, as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the commitments contained in the Subscription Agreements executed as of the date hereof have not been withdrawn, terminated or rescinded by the Equity Investors party thereto in any respect. As of the date hereof, there are no side letters or Contracts to which Vistas, Pubco, Vistas Merger Sub or Anghami Merger Sub is a party related to the provision or funding, as applicable, of the purchases contemplated by the Subscription Agreements executed

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Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

as of the date hereof or the transactions contemplated hereby other than as expressly set forth in this Agreement, the Subscription Agreements executed as of the date hereof or any other agreement entered into (or to be entered into) in connection with the Transactions and delivered to the Company by Vistas. Vistas has fully paid any and all commitment fees or other fees required in connection with the Subscription Agreements executed as of the date hereof that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to the Subscription Agreements executed as of the date hereof. Vistas has, and to the Knowledge of Vistas, the Equity Investors that have executed Subscription Agreements as of the date hereof have, complied with all of its obligations under the Subscription Agreements executed as of the date hereof. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in the Subscription Agreements executed as of the date hereof, other than as expressly set forth in the Subscription Agreements executed as of the date hereof. To the Knowledge of Vistas, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Vistas or the Equity Investors party to Subscription Agreements executed as of the date hereof, (ii) assuming the conditions set forth in Section 8.1 and Section 8.2 will be satisfied, constitute a failure to satisfy a condition on the part of Vistas or the Equity Investor party to a Subscription Agreement executed as of the date or (iii) assuming the conditions set forth in Section 8.1 and Section 8.2 will be satisfied result in any portion of the amounts to be paid by the Equity Investors in accordance with the Subscription Agreements executed as of the date hereof being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Section 8.1 and Section 8.2 will be satisfied, Vistas has no reason to believe that any of the conditions to the consummation of the purchases under the Subscription Agreements executed as of the date hereof will not be satisfied, and, as of the date hereof, Vistas is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.

Section 5.20 INDEBTEDNESS. As of the date of this Agreement, Vistas does not have any Indebtedness. As of the Closing Date, other than advances from the Sponsors for expenses of Vistas incurred in the ordinary course of business, Vistas has no Indebtedness.

Section 5.21 NO OTHER REPRESENTATIONS OR WARRANTIES. The representations and warranties made by Vistas in this Article V are the exclusive representations and warranties made by Vistas. Except for the representations and warranties contained in this Article V, neither Vistas nor any other Person on behalf of Vistas has made or makes any other express or implied representation or warranty, either written or oral, as to the accuracy or completeness of any information regarding Vistas to the other Parties or their respective Affiliates and expressly disclaims any such other representations or warranties. In particular, without limiting the foregoing, neither Vistas nor any other Person makes or has made any representation or warranty to the other Parties hereto with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Vistas or (b) any oral or, except for the representations and warranties made by Vistas in this Article V, written information made available to the other Parties hereto in the course of their evaluation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, this Section 5.21 shall not affect any representations or warranties made by Vistas in any other Transaction Agreement, which shall be governed by such Transaction Agreement.

ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.1 REGISTRATION STATEMENT; REGISTRATION STATEMENT/ PROSPECTUS.

(a) As promptly as practicable after the date of this Agreement, Vistas, Pubco and the Company shall jointly prepare, and each of Vistas, Pubco and the Company shall promptly furnish all information concerning itself and its Affiliates and their respective shareholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement or as may otherwise be reasonably requested by the other Parties, and shall otherwise reasonably assist and cooperate with the other Parties in connection with the preparation, filing and distribution of, a registration statement on Form F-4 (together with any amendments or supplements thereto, and the proxy statement/prospectus to be filed with the SEC as part of the Registration Statement and sent to the Vistas Shareholders relating to the Vistas Shareholder Meeting (such registration statement and the proxy statement/prospectus, together with any amendments or supplements thereto, the “Registration Statement”). As promptly as practicable after the date of this Agreement, (i) Vistas shall file with the SEC the Registration Statement, and (ii) Pubco shall file with the SEC

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Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

the Registration Statement in connection with the registration under the Securities Act of the Pubco Securities to be issued under this Agreement to the holders of Vistas Securities prior to the Vistas Merger Effective Time. Each of Vistas, Pubco and the Company shall reasonably cooperate and use their respective reasonable best efforts to (i) cause the Registration Statement, when filed, to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning the Registration Statement (or the Registration Statement), (iii) have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and (iv) keep the Registration Statement effective for so long as necessary to complete the Transactions. Vistas shall set a record date (the “Vistas Record Date”) for determining the Vistas Shareholders entitled to attend the Vistas Shareholder Meeting. Vistas shall cause the proxy statement contained in the Registration Statement to be mailed to each Vistas Shareholder as of the Vistas Record Date as promptly as practicable, and in any event within three (3) Business Days, after the Registration Statement is declared effective under the Securities Act. Each of Vistas, Pubco and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Pubco, Vistas and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and respond in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws.

(b) No filing of, or amendment or supplement to, the Registration Statement, or response to SEC comments with respect thereto, will be made by Vistas or Pubco without the prior written consent of the Company and Vistas (which shall not be unreasonably withheld, conditioned or delayed).

(c) Vistas and Pubco will promptly notify the Company and Vistas upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Statement, and shall, as promptly as practicable after receipt thereof, provide the other Parties with copies of all material correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Registration Statement received from the SEC and advise the other Parties with respect to any oral comments with respect to the Registration Statement received from the SEC. Pubco shall advise the other Parties, promptly after it receives notice thereof, of the time of effectiveness of the Registration Statement and the issuance of any stop order relating thereto or the suspension of the qualification of the Pubco Shares issuable in connection with the Transactions, and Vistas, Pubco and the Company shall use their respective reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) Vistas, Pubco and the Company shall use their respective reasonable best efforts to take any other action required to be taken under the Securities Act, the Securities Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the Transactions. Each of Vistas, Pubco and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Registration Statement will, at the date it is first mailed to Vistas Shareholders and at the time of the Vistas Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Closing any information relating to Vistas, Pubco, Vistas Merger Sub, Anghami Merger Sub, the Company, or any of their respective Affiliates, shareholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business or operations, is discovered by Vistas, Pubco or the Company which should be set forth in an amendment or supplement to the Registration Statement or Registration Statement, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto and each of Vistas, Pubco and the Company shall use its reasonable best efforts to cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by law, disseminated to Vistas Shareholders.

Annex A-40

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Section 6.2 VISTAS SHAREHOLDER APPROVALS. Vistas shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, give notice of and convene and hold the Vistas Shareholder Meeting in accordance with the Vistas Governing Documents, for the purposes of obtaining the Required Vistas Shareholder Vote, and, if applicable, any approvals related thereto and providing Vistas Shareholders with the opportunity to elect to effect a Vistas Shares Redemption. Vistas shall, through its board of directors, recommend to Vistas Shareholders each of the Vistas Shareholder Approval Matters, and the adjournment of the Vistas Shareholder Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the Vistas Shareholder Approval Matters. Vistas shall promptly notify the Company in writing of any determination to make any withdrawal of such recommendation or amendment, qualification or modification of such recommendation in a manner adverse to the Company (an “Adverse Recommendation”); provided however, that Vistas shall not make any Adverse Recommendation unless the Vistas board of directors determines in good faith, based on the advice of its outside legal counsel, that the failure to make such Adverse Recommendation would reasonably be expected to result in a breach of its fiduciary duties under applicable Law. Vistas may only postpone or adjourn the Vistas Shareholder Meeting (w) to seek withdrawals of redemption requests from Vistas’ stockholders, (x) to solicit additional proxies for the purpose of obtaining the Required Vistas Shareholder Vote, (y) for the absence of a quorum and (z) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Vistas has reasonably determined after consultation with the Company and outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Vistas Shareholders prior to the Vistas Shareholder Meeting.

Section 6.3 INTERIM COVENANTS.

(a) Affirmative and Negative Covenants of the Company. From the date hereof until the earlier of (i) the date this Agreement is terminated pursuant to Article IX and (ii) the Closing Date (such period, the “Pre-Closing Period”), unless Vistas shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned) and except as otherwise contemplated by this Agreement or the other Transaction Documents or as set forth on Schedule 6.3(a), the Company will, and will cause each other Anghami Company, Pubco, Vistas Merger Sub and Anghami Merger Sub and their respective Affiliates to, (A) conduct their respective businesses, in all material respects, in the Ordinary Course of Business, (B) comply in all material respects with all Laws applicable to the Anghami Companies, Pubco, Vistas Merger Sub and Anghami Merger Sub and their respective businesses, assets and employees, and (C) take commercially reasonable measures to preserve intact, in all material respects, their respective business organizations,; in each case other than as set forth in clauses (i) – (xxiii) below. Without limiting the generality of the foregoing, and except as contemplated by the terms of this Agreement or the other Transaction Agreements or as set forth on Schedule 6.3(a), during the Pre-Closing Period, without the prior written consent of Vistas (such consent not to be unreasonably withheld, conditioned or delayed), none of the Company, Pubco, Vistas Merger Sub or Anghami Merger Sub shall, and each shall cause its Subsidiaries to not, except as otherwise contemplated by this Agreement:

(i) amend, waive or otherwise change, in any respect, its Governing Documents, except as required by applicable Law;

(ii) other than grants of stock options or other equity awards to employees in the Ordinary Course of Business, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan

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Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

or advance to or investment in any third party (other than advancement of expenses to employees in the Ordinary Course of Business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $200,000 individually or $500,000 in the aggregate in the aggregate;

(v) increase the wages, salaries or compensation of its employees other than in the Ordinary Course of Business, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Employee Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Company Employee Benefit Plans or in the Ordinary Course of Business;

(vi) change or rescind any material election relating to Taxes, settle, in a manner that requires a material amount of Taxes to be owed by an Anghami Company, any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any material amended Tax Return or material claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with IFRS;

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any Anghami Company (excluding non-exclusive licenses to Anghami Company customers in the Ordinary Course of Business), or disclose to any Person who has not entered into a confidentiality agreement any trade secrets;

(viii) amend, terminate, or waive or assign any material right under, any Material Contract or enter into any Contract that would be a Material Contract, in any case outside of the Ordinary Course of Business;

(ix) fail to maintain its books, accounts and records in all material respects in the Ordinary Course of Business;

(x) establish any Subsidiary or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with IFRS and after consulting with such Party’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such Party or its Affiliates) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Proceedings, Liabilities or obligations, unless such amount has been reserved in the Financial Statements or the consolidated financial statements of Pubco, as applicable;

(xiv) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the Ordinary Course of Business;

(xvi) make capital expenditures in excess of the budget provided to Vistas to the extent such excess exceeds $500,000 in the aggregate;

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Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xix) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company, Pubco, Vistas Merger Sub or Anghami Merger Sub;

(xx) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Entity required to be obtained in connection with this Agreement;

(xxi) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the Ordinary Course of Business;

(xxii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Party (other than compensation and benefits and advancement of expenses, in each case, provided in the Ordinary Course of Business consistent with past practice); or

(xxiii) authorize or agree to do any of the foregoing actions.

(b) Affirmative and Negative Covenants of Vistas. During the Pre-Closing Period, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned) and except as otherwise contemplated by this Agreement or the other Transaction Documents or set forth on Schedule 6.3(b), Vistas shall operate its business in the Ordinary Course of Business and shall comply with, and continue performing under, the Vistas Governing Documents, the Trust Agreement and all other agreements or Contracts to which Vistas is a party and shall comply in all material respects with all Laws applicable to Vistas and its businesses, assets and employees. Without limiting the generality of the foregoing, and except as contemplated by the terms of this Agreement or the other Transaction Agreements or as set forth on Schedule 6.3(b), during the Pre-Closing Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), Vistas shall not, and each shall cause its Subsidiaries to not:

(i) conduct any activities or enter into any Contracts directed toward or in contemplation of an alternative (whether by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination) to the Transactions contemplated by this Agreement;

(ii) change, modify or amend the Trust Agreement (or any other agreement relating to the Trust Account) or the Vistas Governing Documents;

(iii) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Vistas; (B) split, combine or reclassify any capital stock of, or other equity interests in, Vistas; or (C) other than in connection with the Required Vistas Shareholder Vote or as otherwise required by the Vistas Governing Documents in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other Equity Interests in, Vistas;

(iv) make, rescind or change any material Tax election, adopt or change any material Tax accounting method, amend any Tax Return, enter into any agreement with a Governmental Entity with respect to Taxes, settle or compromise any claim or assessment in respect of Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes or the collection of any Tax, or enter into any Tax Sharing Agreement or similar Contract,;

(v) enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Vistas (including, for the avoidance of doubt, (x) the Sponsors or anyone related by blood, marriage or adoption to any Sponsor and (y) any Person in which any Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

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Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(vi) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Proceeding) or compromise or settle any liability;

(vii) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(viii) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any material Liabilities, debts or obligations, other than any Vistas Transaction Expenses specifically listed in Schedule 2.4(a)(iii) and such other material Liabilities, debts or obligations as are expressly contemplated by this Agreement;

(ix) amend, alter or change in any way the Sponsor Agreement, the Insider Letter Agreement or Sponsor Registration Rights Agreement; or

(x) (A) other than in connection with respect to the issuance of Vistas Securities in connection with the consummation of any Equity Financing, offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other Equity Interests in, Vistas or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or Equity Interests, (B) enter into any guaranty on price or investment return with respect to the acquisition or sale of shares of Vistas Common Stock by a third party for which Vistas or Pubco would have any Liability after the Closing or (C) amend, modify or waive any of the terms or rights set forth in, any Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein.

(c) Reasonable Best Efforts.

(i) Subject to the terms and conditions set forth herein, and to applicable legal requirements, during the Pre-Closing Period, the Parties shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all appropriate action (including executing and delivering any documents, certificates, instruments and other papers that are necessary for the consummation of the transaction contemplated hereby), and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including the receipt of all applicable required Consents of Governmental Entities.

(ii) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Entities requests for required approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Entities approve, if required, the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Entities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Entity notice. If any Governmental Entity requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Proceeding is instituted (or threatened to be instituted) by any applicable Governmental Entity or any private Person challenging any of the transactions contemplated by this Agreement or any other Transaction Agreement as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Proceedings so as to timely permit consummation of the transactions contemplated by this Agreement and the other Transaction Agreements, including in order to resolve such objections or Proceedings which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Proceeding is instituted (or threatened to be instituted) by a

Annex A-44

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Governmental Entity or private Person challenging the transactions contemplated by this Agreement, or any other Transaction Agreements, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or any other Transaction Agreements.

(iii) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Entities as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts. With respect to Pubco, during the Pre-Closing Period, the Company, Pubco, Vistas Merger Sub and Anghami Merger Sub shall take all reasonable actions necessary to cause Pubco to qualify as “foreign private issuer” as such term is defined under Securities Exchange Act Rule 3b-4 and to maintain such status through the Closing.

(d) Trust & Closing Funding. Subject to the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice Vistas shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with, subject to and pursuant to the Trust Agreement and the Vistas Governing Documents, at the Closing, Vistas (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) shall use its reasonable best efforts to (A) cause the Trustee to pay as and when due all amounts payable to Public Stockholders who shall have previously validly elected to redeem their Shares of Vistas Class A Common Stock pursuant to Vistas’ Governing Documents and the IPO Prospectus, and (B) immediately thereafter, subject to this Agreement and the Trust Agreement, disburse all remaining amounts then available in the Trust Account (in addition to the proceeds of any Equity Financing) for the following (in the following order of priority): (A) the payment of (x) the Vistas Transaction Expenses incurred by or on behalf of Vistas (including in each case any Indebtedness owed to the Sponsors), and (y) the Company Transaction Expenses; (B) to the Company Shareholders, an amount equal to the Cash Consideration; and (C) to the Company, for immediate use for working capital and general corporate purposes, the balance of the assets in the Trust Account and any Equity Financing proceeds, if any, after payment of the amounts required under the foregoing.

(e) Vistas Redemptions. During the Pre-Closing Period and subject to the ability of Vistas to make an Adverse Recommendation in compliance with Section 6.2, Vistas shall not take any action with the specific intent to encourage any Vistas Shareholder to participate in the Vistas Shareholder Redemption and redeem their Vistas Shares.

(f) Vistas Nasdaq Listing.

(i) During the Pre-Closing Period, Vistas shall use its reasonable best efforts to ensure Vistas remains listed as a public company on, and for shares of Vistas Class A Common Stock to be listed on, Nasdaq.

(ii) The Parties shall use their reasonable best efforts to (a) cause any Pubco Shares to be issued in connection with the Transactions to be approved for listing on Nasdaq at and following the Closing and (b) make all necessary and appropriate filings with Nasdaq and undertake all other steps reasonably required prior to the Closing to effect such listing. Vistas shall provide the Company with prompt written notice to the extent Vistas becomes aware, on or prior to the Vistas Merger Effective Time, of any fact, circumstance or event that would reasonably be expected to lead to a deficiency notice from Nasdaq relating to the continued listing requirements of the Vistas Shares at any time during the Pre-Closing Period. The Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Pubco Shares and the Pubco Warrants issued in respect of the Vistas Public Warrants.

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Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(iii) Notwithstanding the foregoing, if reasonably acceptable to Vistas and the Company, the Parties may instead use their reasonable best efforts to have such listings instead be on the New York Stock Exchange or such other national securities exchange as reasonably acceptable to Vistas and the Company.

(g) Exclusivity.

(i) During the Pre-Closing Period, Vistas shall not, and shall not permit its Representatives on its behalf to, directly or indirectly (A) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Vistas Acquisition (an “Vistas Acquisition Proposal”), (B) furnish any non-public information regarding Vistas or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to a Vistas Acquisition Proposal, (C) engage, participate or enter into discussions or negotiations with any Person or group with respect to, or that would reasonably be expected to lead to, a Vistas Acquisition Proposal, (D) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Vistas Acquisition Proposal, or (E) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement regarding the terms of, or otherwise consummate, an alternative (whether by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination) to the Transactions contemplated by this Agreement with any Person other than the Company or its Affiliates (an “Alternative Vistas Acquisition”). Vistas shall, and shall cause its Representatives to, immediately cease and cause to be terminated all existing solicitations, discussions or negotiations with any Person conducted heretofore with respect to any Alternative Vistas Acquisition. During the Pre-Closing Period, Vistas will promptly notify the Company if it or any of its Representatives receives any bona fide inquiry, proposal, offer or submission or request for discussions or negotiations that would reasonably be expected to result in a Vistas Acquisition Proposal, along with the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information.

(ii) During the Pre-Closing Period and except as otherwise expressly permitted by Section 6.3(a), none of the Anghami Companies, Pubco, Vistas Merger Sub, nor Anghami Merger Sub shall, or shall permit an of their respective Representatives on their behalf to, directly or indirectly (A) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Company Acquisition (a “Company Acquisition Proposal”), (B) furnish any non-public information regarding any Anghami Company or their respective Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to a Company Acquisition Proposal, (C) engage, participate or enter into discussions or negotiations with any Person or group with respect to, or that would reasonably be expected to lead to, a Company Acquisition Proposal, (D) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Company Acquisition Proposal, or (E) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement regarding the terms of, or otherwise consummate, any sale of all or any material part of the Equity Interests or assets of any Anghami Company (except for dispositions of inventory and assets in the Ordinary Course of Business), whether such transaction takes the form of a sale of Company Shares, merger, reorganization, recapitalization, joint venture, sale of assets or otherwise, with any Person other than Vistas (“Alternative Company Acquisition”). Each Anghami Company, Pubco, Vistas Merger Sub and Anghami Merger Sub shall, and shall cause its Representatives to, immediately cease and cause to be terminated all existing solicitations, discussions or negotiations with any Person conducted heretofore with respect to any Alternative Company Acquisition. During the Pre-Closing Period, the Company will promptly notify Vistas if any Anghami Company, Pubco, Vistas Merger Sub, Anghami Merger Sub or any of their respective Representatives receives any bona fide inquiry, proposal, offer or submission or request for discussions or negotiations that would reasonably be expected to result in a Company Acquisition Proposal to the extent the Company is not otherwise expressly permitted pursuant

Annex A-46

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

to Section 6.3(a) to consummate the transactions contemplated by such proposal, along with the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information.

(h) Access to Information.

(i) During the Pre-Closing Period, upon reasonable prior notice, the Company shall afford Vistas and its Representatives reasonable access, during normal business hours, to the properties, books and records, Contracts and personnel of the Anghami Companies, Pubco, Vistas Merger Sub and Anghami Merger Sub, and furnish to Vistas and its Representatives such additional financial and operating data and other information regarding the business of the Anghami Companies, Pubco, Vistas Merger Sub and Anghami Merger Sub as Vistas or its Representatives may from time to time reasonably request for purposes of consummating the transactions contemplated by this Agreement and preparing to operate the business of the Anghami Companies following the Closing, and cause each of the Representatives of the Anghami Companies, Pubco, Vistas Merger Sub and Anghami Merger Sub to reasonably cooperate with Vistas and its Representatives in their investigation.

(ii) Notwithstanding anything in this Agreement to the contrary:

(A) in no event shall the Company or its Affiliates be obligated to provide any (1) access or information in violation of any applicable Law or Contract, or (2) information the disclosure of which could reasonably be expected to jeopardize any applicable privilege (including the attorney-client privilege) available to any Anghami Company or any of their respective Affiliates relating to such information; provided, that to the extent such access or information is denied pursuant to the foregoing clauses (1), or (2), the Parties shall work together in good faith (at no cost to the Anghami Companies) to develop substitute arrangements that do not result in a violation of Law or Contract, the loss of an applicable privilege or breach of a confidentiality obligation, as applicable;

(B) the investigation contemplated by Section 6.3(h)(i) shall not unreasonably interfere with any of the businesses, personnel or operations of any of the Anghami Companies or any of their respective Affiliates; and

(C) if so requested by the Company, Vistas shall enter into a customary joint defense agreement or common interest agreement with the Company or any of their respective Affiliates with respect to any information provided to Vistas, or to which Vistas gains access, pursuant to this Section 6.3(h) or otherwise.

(i) Vistas Public Filings. From the date hereof through the Closing, Vistas will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable securities laws.

(j) Communications. Promptly following the date of this Agreement, the Company and Vistas shall cooperate in good faith to develop and mutually agree upon a communication strategy and policy for Vistas and its Affiliates and their respective Representatives to communicate with the employees, customers and suppliers of the Anghami Companies during the Pre-Closing Period (the “Communication Policy”). Except with the express prior written authorization of the Company, during the Pre-Closing Period, all communications of Vistas and its Affiliates and their respective Representatives with the employees, customers and suppliers of the Anghami Companies shall be consistent and in accordance with such Communication Policy.

(k) Notification of Certain Matters. During the Pre-Closing Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) receives any notice or other communication in writing from any third party (including any Governmental Entity) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (b) receives any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; (c) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VIII not being satisfied or the satisfaction of those conditions being materially delayed; or (d) becomes aware of the

Annex A-47

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

commencement or threat, in writing, of any Proceeding against such Party or any of its Affiliates, or any of their respective material properties or material assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

Section 6.4 PRESS RELEASE; SEC FILINGS.

(a) Any press or other public release or announcement concerning the transactions contemplated hereby shall not be issued without the consent of each of Vistas and the Company, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that each Party may make any such announcement which it in good faith believes is necessary or advisable in connection with any applicable Law or legal process (including pursuant to the rules of any national securities exchange), in which case Vistas or the Company, as applicable, shall use their commercially reasonable efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by Vistas or the Company, as applicable, in good faith); provided further that each Party and its Affiliates may make non-public announcements regarding this Agreement and the transactions contemplated hereby to their and their Affiliates’ respective investors without the consent of Vistas or the Company, subject to the Confidentiality Agreement.

(b) As promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), Vistas shall prepare and file a Current Report on Form 8-K pursuant to the Securities Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”), the form and substance of which shall be reasonably approved in advance in writing by the Company, and Vistas and the Company shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).

(c) At least three (3) days prior to Closing, Vistas, Pubco and the Company shall begin preparing a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the transactions contemplated by this Agreement pursuant to Form 8-K (the “Closing Form 8-K”). Prior to the Closing, Vistas, Pubco and the Company shall prepare a mutually agreeable press release announcing the consummation of the transactions contemplated by this Agreement (“Closing Press Release”). Concurrently with the Closing, Pubco and Vistas shall distribute the Closing Press Release, and as soon as practicable (but in any event, within four (4) Business Days) thereafter, file the Closing Form 8-K with the SEC.

(d) The Company shall provide to Pubco as promptly as practicable after the date of this Agreement all other audited and unaudited financial statements of the Anghami Companies required under the applicable rules and regulations and guidance of the SEC to be included in the Registration Statement and/or the Closing Form 8-K.

Section 6.5 EXPENSES. Except as otherwise expressly provided in this Agreement, each Party shall be liable for and pay all of its own costs and expenses (including attorneys’, accountants’ and investment bankers’ fees and other out-of-pocket expenses) in connection with the negotiation and execution of this Agreement, the performance of such Party’s obligations hereunder and the consummation of the transactions contemplated hereby; provided, that upon and subject to the occurrence of the Closing, the Company Transaction Expenses and the Vistas Transaction Expenses (including in each case any Indebtedness owed to the Sponsors) shall be paid or reimbursed in accordance with the requirements of Section 6.3(d).

Section 6.6 SPONSOR LETTER AGREEMENT. Subject to the Closing, Vistas shall enforce the terms of the Sponsor Letter Agreement.

Section 6.7 NO TRADING. The Company, Pubco, Vistas Merger Sub and Anghami Merger Sub each acknowledge and agree that it is aware, and that their respective Affiliates may be aware (and each of their respective Representatives may be aware or, upon receipt of any material nonpublic information of Vistas, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company, Pubco, Vistas Merger Sub and

Annex A-48

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Anghami Merger Sub each hereby agree that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of Vistas, communicate such information to any third party, take any other action with respect to Vistas in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

Section 6.8 FURTHER ASSURANCE. Each Party shall execute and deliver such further instruments of conveyance and transfer and reasonably cooperate with each other and take such additional action as reasonably requested by any other Party to effect, consummate, confirm or evidence the transactions contemplated hereby and carry out the purposes of this Agreement including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

Section 6.9 DIRECTORS AND OFFICERS.

(a) Without limiting any additional rights that any Person may have under any other agreement, after the Closing Date, Pubco shall indemnify and hold harmless each present (as of immediately prior to the Vistas Merger Effective Time) and former officer or director of Vistas or Anghami Company (as applicable, the “D&O Entity”) who is entitled to indemnification under the applicable Governing Documents of such D&O Entity effective as of immediately prior to the Vistas Merger Effective Time (each, an “D&O Indemnified Person”) against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the D&O Indemnified Person is or was an officer or director of such D&O Entity prior to the Closing Date or (ii) matters existing or occurring at or prior to the Closing Date (including this Agreement and the transactions and actions contemplated hereby) solely to the extent they relate to the operation of the business of such D&O Entity (each, a “D&O Claim”), and to the extent such D&O Claim arises out of the fact that the D&O Indemnified Person is or was an officer or director of a D&O Entity prior to the Closing Date, whether such D&O Claim asserted or claimed prior to, at or after the Closing Date, to the fullest extent permitted under applicable Law. In the event of any such D&O Claim, after the Closing Date, each D&O Indemnified Person will be entitled to advancement of expenses as provided for in applicable Governing Documents as of the immediately prior to the Vistas Merger Effective Time; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law or by the Governing Documents of the applicable D&O Entity.

(b) For a period of six (6) years after the Closing Date, Pubco shall not and shall not permit any D&O Entity to amend, repeal or otherwise modify (in a manner adverse to the beneficiary thereof) any provision in its Governing Documents relating to the exculpation or indemnification (including fee advancement) of any officers and/or directors in respect of claims arising from matters existing or occurring at or prior to the Closing Date (unless required by Law), it being the intent of the parties that the D&O Indemnified Persons shall continue to be entitled to such exculpation and indemnification (including fee advancement) existing as of immediately prior to the Vistas Merger Effective Time to the full extent of the Law. Pubco shall cause the D&O Entities to honor and perform under all D&O Indemnification Obligations owed to any of the D&O Indemnified Persons as provided in the Governing Documents of the applicable D&O Entity in effect as of immediately prior to the Vistas Merger Effective Time for a period of six (6) years after the Closing Date.

(c) Upon the Closing, Pubco shall purchase all necessary insurance policies to operate the business of Vistas and the Anghami Companies including one or more prepaid insurance policies (i.e., “tail coverage”) (collectively, the “Tail Policy”), which Tail Policy provides liability insurance coverage for the D&O Indemnified Persons who are covered by the directors’ and officers’ liability insurance policy maintained by the applicable D&O Entities as of immediately prior to the Vistas Merger Effective Time on no less favorable terms (including in amount and scope) as such policy for the benefit of such individuals for a period of at least six (6) years after the Closing Date with respect to claims arising from acts, events or omissions that occurred at or prior to the Closing solely to the extent they relate to the business of the D&O Entities, including with respect to the transactions contemplated by this Agreement.

(d) The rights of indemnification and to receive advancement of expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which any D&O Indemnified Person may at any time be entitled to from any Other Indemnitors. No right or remedy herein conferred by this Agreement is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise. Pubco hereby

Annex A-49

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

acknowledges that the D&O Indemnified Persons have or may in the future have certain rights to indemnification, advancement of expenses or insurance provided by Persons other than the D&O Entities (collectively, “Other Indemnitors”). Pubco hereby agrees that, with respect to any advancement or indemnification obligation owed with respect to a D&O Claim at any time to an D&O Indemnified Person by the D&O Entities or any Other Indemnitors, whether pursuant to any Governing Documents, indemnification agreement or other document or agreement or pursuant to this Section 6.9 (any of the foregoing, a “D&O Indemnification Obligation”), Pubco shall be, (i) at all times the indemnitor of first resort (i.e., Pubco’s obligations with respect to any D&O Claim to an D&O Indemnified Person shall be primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by an D&O Indemnified Person shall be secondary) and (ii) at all times required to advance and liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Section 6.9, without regard to any rights that an D&O Indemnified Person may have against the Other Indemnitors; provided that the first recourse of each D&O Indemnified Person shall be against the Tail Policy to the extent recovery under the Tail Policy is available until it is exhausted before recovery against Pubco shall take place. Furthermore, Pubco irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims (x) against the Other Indemnitors for contribution, subrogation, indemnification or any other recovery of any kind in respect thereof and (y) that the D&O Indemnified Person must seek expense advancement, reimbursement or indemnification from any Other Indemnitors before Pubco must perform its expense advancement, reimbursement and indemnification obligations pursuant to this Section 6.9.

(e) If Pubco, its Subsidiaries or any of their successors or assigns (i) is to consolidate with or merge into any other Person and will not be the continuing or surviving company or entity of such consolidation or merger or (ii) is to transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company shall assume all of the obligations set forth in this Section 6.9. The provisions of this Section 6.9 are intended for the benefit of, and will be enforceable by, each D&O Indemnified Person and their respective heirs and legal representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have had by contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance or other similar insurance claims under any policy that is or has been in existence as of immediately prior to the Vistas Merger Effective Time with respect to any D&O Entity or any of its directors or officers.

(f) The obligations of Pubco, Vistas and the Anghami Companies under this Section 6.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any D&O Indemnified Person hereunder unless (A) such termination or modification is required by applicable Law or (B) the Person so adversely affected consents in writing to such termination or modification. Notwithstanding anything herein to the contrary, if any D&O Claim (whether arising before, at or after the Closing Date) is made against any D&O Indemnified Person, on or prior to the sixth (6th) anniversary of the Closing Date, the provisions of this Section 6.9 shall continue in effect until the final disposition of such D&O Claim.

Section 6.10 SECTION 16 OF THE SECURITIES EXCHANGE ACT. Prior to the Closing, the board of directors of Pubco, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Securities Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Pubco Shares pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Securities Exchange Act) of Pubco following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Securities Exchange Act pursuant to Rule 16b-3 thereunder.

Section 6.11 EQUITY FINANCING.

(a) During the Pre-Closing Period, Vistas may enter into and consummate Subscription Agreements with Equity Investors and Pubco in form and substance and on terms and conditions reasonable acceptable to the Company and Vistas, acting reasonably (the equity issuance by Vistas contemplated by such Subscription Agreements, an “Equity Financing”).

(b) Subject to the terms and conditions of this Agreement, during the Pre-Closing Period, Vistas shall use, and shall cause its Affiliates to use, its reasonable best efforts to obtain the proceeds of the Equity Financing on the terms and conditions described in the Subscription Agreements, including using reasonable best efforts to

Annex A-50

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(i) satisfy (or, if deemed advisable by Vistas, obtain the waiver of) on a timely basis all conditions in the Subscription Agreements that are within its control (including payment of all fees and expenses) and comply with its obligations thereunder, (ii) maintain in effect any such Subscription Agreements in accordance with their terms and (iii) enforce all of its rights under any Subscription Agreements. Vistas shall not and shall cause its Affiliates not to take or refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a default under or failure of any of the conditions contained in, or materially impair, delay or prevent consummation of the Equity Financing contemplated by any such Subscription Agreements.

(c) In the event that any portion of the Equity Financing becomes unavailable on the terms and conditions contemplated in each Subscription Agreement, regardless of the reason therefor, (i) Vistas may, as promptly as practicable following the occurrence of such event, use its commercially reasonable efforts to obtain alternative financing reasonably acceptable to the Company (the “Alternative Financing”) (in an amount sufficient, when taken together with any then-available Equity Financing and available cash of Vistas, to consummate the transactions contemplated by this Agreement and to pay related fees and expenses earned, due and payable as of the Closing Date) on terms not materially less favorable in the aggregate to Vistas, Pubco and the Company than those contained in the Subscription Agreements that the Alternative Financing would replace from the same or other sources and which do not include any incremental conditionality to the consummation of such Alternative Financing that are materially more onerous to Vistas and Pubco (in each case, in the aggregate) than the conditions set forth in the Subscription Agreement that the Alternative Financing would replace, and (ii) Vistas or Pubco will promptly notify the Company of such unavailability and the reason therefor.

(d) Notwithstanding anything to contrary contained in this Agreement, nothing contained in this Section 6.11 or elsewhere in this Agreement shall require, and in no event shall the “reasonable best efforts” of Vistas be deemed to construe or require, Vistas or any of their respective Affiliates to (i) bring any enforcement action against SHUAA, any Equity Investor to enforce its rights under the SHUAA Engagement Letter or the applicable Subscription Agreement, (ii) seek or accept Equity Financing on terms adverse to or less favorable than those set forth in the Subscription Agreements, or (iii) agree to waive any term or condition of this Agreement or amend or waive any term of the SHUAA Engagement Letter or the Subscription Agreements.

(e) During the Pre-Closing Period, the Company shall cause the appropriate officers, employees and other Representatives of the Anghami Companies to use reasonable best efforts to cooperate in connection with the arrangement of the Equity Financing as may be reasonably requested by Vistas, including by (i) participating in a reasonable number of virtual meetings, presentations, due diligence sessions, drafting sessions and sessions with investors at mutually agreeable times and locations and upon reasonable advance notice, (ii) reasonably assisting with the preparation of customary materials for actual and potential participants in the Equity Financing, offering documents, private placement memoranda, prospectuses and similar documents required in connection with the Equity Financing, (iii) providing financial statements and such other financial information regarding the Anghami Companies that is reasonably available or within its possession and as is reasonably requested in connection with the Equity Financing, (iv) reasonably assisting Vistas to satisfy the conditions set forth in any document executed in connection with the Equity Financing and (v) otherwise reasonably cooperating in Vistas’ efforts to consummate the Equity Financing. The Company shall be given a reasonable opportunity to review and comment on any financing documents and any materials that are to be presented during any meetings conducted in connection with the Equity Financing, and Vistas shall give due consideration to all reasonably comments provided thereto. Unless otherwise agreed to by Anghami in writing, the material terms of any Equity Financing entered into during the Pre-Closing Period shall be consistent with the terms set forth in the Subscription Agreements.

Section 6.12 EMPLOYMENT AGREEMENTS. The Company and Vistas shall cooperate in good faith to identify those employees of the Company who shall enter into new employment agreements in a form to be reasonably agreed upon between the Company and Vistas to be effective on the Closing Date.

Section 6.13 COMPANY SHAREHOLDER CONSENT; COMPANY CONVERTIBLE NOTEHOLDER CONSENT. The Company shall promptly after the execution of this Agreement, and in any event no later than ten Business Days following the execution of this Agreement, deliver the Required Company Shareholder Approval by way of a unanimous written consent (“Written Consent”) executed by all Company Shareholders and acknowledgements (the “Acknowledgements”), in a form reasonably acceptable to Vistas, from the holders

Annex A-51

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

of Company Convertible Securities that the Company Convertible Securities held by each such holder will, at the Anghami Effective Time, convert into Per Share Consideration set forth opposite such holder’s name on the Company Shareholder Schedule.

Section 6.14 COMPANY SHAREHOLDER SCHEDULE. Notwithstanding anything in this Agreement to the contrary, the Company Shareholders may unanimously (and only unanimously) agree to alter the allocation of Cash Consideration and Stock Consideration amongst themselves within thirty days of the date of this Agreement and adjust the Company Shareholder Schedule to reflect that agreed allocation. Notwithstanding the foregoing, the sum of the cash amounts payable to all Company Shareholders and the total number of all Pubco Shares issuable to all Company Shareholders, in each case as set forth on the Company Shareholder Schedule as so adjusted shall not exceed the Cash Consideration and Stock Consideration, respectively. In addition, notwithstanding anything in this Agreement to the contrary, prior to Closing, any Company Shareholder that is an entity may transfer any Company Shares it owns to its equity owners or Affiliates so long as they sign and deliver to the Company a joinder to this Agreement and any other Transaction Agreements to which such Company Shareholder is a party.

Section 6.15 SPONSOR LETTER AGREEMENT. Vistas shall promptly after the execution of this Agreement, and in any event no later than three Business Days following the execution of this Agreement, deliver the Sponsor Letter Agreement executed by the Sponsors and Vistas.

ARTICLE VII
NO SURVIVAL

Section 7.1 NO SURVIVAL. The representations and warranties of Anghami, Vistas, Pubco, Vistas Merger Sub and Anghami Merger Sub contained in this Agreement or in any certificate or instrument delivered by or on behalf of any of them pursuant to this Agreement shall not survive the Closing, and from and after the Closing, Pubco, the Company, Vistas Merger Sub, Anghami Merger Sub, Vistas and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Company, Pubco, Vistas Merger Sub, Anghami Merger Sub, Vistas or their respective Representatives with respect thereto. The covenants and agreements made by the Company, Pubco, Vistas Merger Sub, Anghami Merger Sub and/or Vistas in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

ARTICLE VIII
CONDITIONS TO THE OBLIGATIONS OF THE PARTIES

Section 8.1 CONDITIONS TO THE OBLIGATIONS OF EACH PARTY. The obligation of each Party to consummate the transactions to be performed by it in connection with the Closing is subject to the satisfaction or written waiver (where permissible), at or prior to the Closing Date, of each of the following conditions:

(a) No Orders or Illegality. There shall not be any applicable Law in effect that makes the consummation of the transactions contemplated hereby illegal or any Order in effect preventing the consummation of the transactions contemplated hereby.

(b) Government Consents and Approvals. All material Consents required to be obtained from or made with any Governmental Entity in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(c) Required Vistas Shareholder Vote. The Required Vistas Shareholder Vote shall have been obtained.

(d) SEC Filings. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no Proceedings for that purpose shall be pending before or threatened by the SEC.

(e) Appointment to the Board. The members of the Post-Closing Pubco Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 2.1(d).

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Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(f) Amended and Restated Pubco Governing Documents. Pubco shall have amended and restated its Governing Documents in the form of the Amended and Restated Pubco Governing Documents.

(g) Foreign Private Issuer Status. Each of the Company and Vistas shall have received reasonably satisfactory evidence that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Securities Exchange Act as of the Closing.

(h) Exchange Listing. The Pubco Shares (including the Pubco Shares to be issued in connection with the Transactions) shall have been approved for listing on Nasdaq following Closing, subject only to official notice of issuance.

Section 8.2 CONDITIONS TO OBLIGATIONS OF VISTAS. In addition to the conditions specified in Section 8.1, the obligations of Vistas to consummate the transactions to be performed by Vistas in connection with the Closing is subject to the satisfaction or written waiver (by Vistas), at or prior to the Closing Date, of each of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of the Company set forth in Article III of this Agreement (other than the Company Fundamental Representations) and the representations and warranties of Pubco set forth in Article IV of this Agreement (other than the Pubco Fundamental Representations), in each case, without giving effect to any materiality or Material Adverse Effect qualifiers contained therein (other than the representations and warranties contained in Section 3.5 and in respect of the defined term “Material Contract”), shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (or if such representations and warranties expressly relate to a specific date, such representations and warranties shall be true and correct as of such date), except in each case, to the extent such failure of the representations and warranties to be so true and correct, when taken as a whole, would not have a Material Adverse Effect on, or with respect to the Anghami Companies (taken as a whole) or Pubco; and

(ii) the Company Fundamental Representations and the Pubco Fundamental Representations, in each case, without giving effect to any materiality or Material Adverse Effect qualifiers contained therein, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (or if such representations and warranties expressly relate to a specific date, such representations and warranties shall be true and correct in all material respects as of such date) other than immaterial inaccuracies.

(b) Performance and Obligations of Pubco, Vistas Merger Sub, Anghami Merger Sub and the Company. Pubco, Vistas Merger Sub, Anghami Merger Sub and the Company shall have performed or complied in all material respects with all covenants required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Company or Pubco since the date of this Agreement which is continuing and uncured.

(d) Deliveries and Closing Actions. At or prior to the Closing:

(i) the Company shall deliver to Vistas a duly executed certificate from an authorized executive officer of the Company, dated as of the Closing Date, certifying (1) that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied, (2) that the Governing Documents of the Company, Pubco, Vistas Merger Sub and Anghami Merger Sub attached thereto are in full force and effect, and (3) that the resolutions of the Company, Pubco, Vistas Merger Sub and Anghami Merger Sub approving this Agreement and the other transactions contemplated hereby were duly adopted;

(ii) the Company shall have delivered to Vistas the Written Consent and the Acknowledgements;

(iii) Vistas shall have received a Restrictive Covenant Agreement for each applicable Company Shareholder identified on the Company Shareholder Schedule, duly executed by such Company Shareholder and Pubco;

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(iv) Vistas shall have received a duly executed signature page or joinder (in the form attached thereto) to the Lock-Up Agreement in the form attached hereto as Exhibit B (the “Lock-Up Agreement”) for each applicable Company Shareholder identified on the Company Shareholder Schedule, duly executed by such Company Shareholder and Pubco;

(v) Vistas shall have received a counterpart to a registration rights agreement in the form attached hereto as Exhibit C (the “Registration Rights Agreement”) duly executed by Pubco and the Company Shareholders identified on the Company Shareholder Schedule;

(vi) Vistas shall have received a counterpart to a letter agreement in the form attached hereto as Exhibit D (the “Sponsor Letter Agreement”) duly executed by Pubco; and

(vii) Vistas shall have received evidence reasonably acceptable to Vistas that the Contracts set forth on the Terminated Contracts Schedule involving any of the Anghami Companies and/or Company Shareholders or other Related Parties shall have been terminated with no further obligation or Liability of the Anghami Companies thereunder.

Section 8.3 CONDITIONS TO OBLIGATIONS OF PUBCO, VISTAS MERGER SUB, ANGHAMI MERGER SUB AND THE COMPANY. The obligation of Pubco, Vistas Merger Sub, Anghami Merger Sub and the Company to consummate the transactions to be performed by Pubco, Vistas Merger Sub, Anghami Merger Sub and the Company in connection with the Closing is subject to the satisfaction or written waiver, at or prior to the Closing Date, of each of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of Vistas set forth in Article V of this Agreement (other than the Vistas Fundamental Representations), in each case, without giving effect to any materiality or Material Adverse Effect qualifiers contained therein (other than in respect of the defined term “Vistas Material Contract”), shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (or if such representations and warranties expressly relate to a specific date, such representations and warranties shall be true and correct as of such date), except in each case, to the extent such failure of the representations and warranties to be so true and correct, when taken as a whole, would not have a Material Adverse Effect on, or with respect to Vistas or Pubco; and

(ii) the Vistas Fundamental Representations, in each case, without giving effect to any materiality or Material Adverse Effect qualifiers contained therein, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (or if such representations and warranties expressly relate to a specific date, such representations and warranties shall be true and correct in all material respects as of such date) other than immaterial inaccuracies.

(b) Performance and Obligations of Vistas. Vistas shall have performed or complied in all material respects with all covenants required by this Agreement to be performed or complied with by Vistas on or prior to the Closing Date.

(c) Minimum Cash. The sum of (i) the cash available to be released from the Trust Account (for avoidance of doubt, after taking into account the Vistas Shareholder Redemptions) plus (ii) any other cash or cash equivalents of Vistas plus (iii) the net proceeds from the Equity Financings shall equal or exceed $40,000,000 at Closing.

(d) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to Vistas since the date of this Agreement which is continuing and uncured.

(e) Deliveries and Closing Actions. At or prior to the Closing:

(i) Vistas shall deliver to the Company a duly executed certificate from an authorized executive officer of Vistas, dated as of the Closing Date, certifying that the conditions set forth in Section 8.3(a), Section 8.3(b), Section 8.3(c), and Section 8.3(d) have been satisfied;

(ii) Anghami shall have received a counterpart to the Registration Rights Agreement, duly executed by the Sponsors;

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(iii) Anghami shall have received a counterpart to the Sponsor Letter Agreement, duly executed by the Sponsors and Vistas; and

(iv) Vistas shall have given irrevocable instructions to make the payments from the Trust Account and Equity Financing in accordance with Section 6.3(d).

Section 8.4 FRUSTRATION OF CLOSING CONDITIONS. None of Pubco, Vistas Merger Sub, Anghami Merger Sub, the Company or Vistas may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use reasonable best efforts to cause the closing conditions of each such other Party to be satisfied, including as required by this Article VIII.

Section 8.5 WAIVER OF CLOSING CONDITIONS. Upon the occurrence of the Closing, any condition set forth in this Article VIII that was not satisfied as of the Closing shall be deemed to have been waived as of and from the Closing.

ARTICLE IX
TERMINATION

Section 9.1 TERMINATION. This Agreement may be terminated at any time prior to the Closing only as follows:

(a) by the mutual written consent of the Company and Vistas at any time;

(b) by either the Company or Vistas by written notice to the other if any applicable Law is in effect making the consummation of the transactions contemplated hereby illegal or any final, non-appealable Order is in effect permanently preventing the consummation of the transactions contemplated hereby; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to a Party if such Party’s or its Affiliates’ (including with respect to the Company, Pubco, Vistas Merger Sub or Anghami Merger Sub) breach of any representation, warranty, covenant or agreement of this Agreement results in or causes such final, non-appealable Order;

(c) by either the Company or Vistas by written notice to the other if the consummation of the transactions contemplated hereby shall not have occurred on or before December 31, 2021 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to a Party if the breach or violation by such Party or its Affiliates (including with respect to the Company, Pubco, Vistas Merger Sub or Anghami Merger Sub) of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(d) by written notice by the Company to Vistas, if Vistas breaches any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of Vistas contained in this Agreement shall have become untrue or inaccurate, in any case, which (i) would render the conditions precedent to the Company’s, Pubco’s, Vistas Merger Sub’s and Anghami Merger Sub’s obligations to consummate the transactions contemplated hereby set forth in Section 8.3(a) or Section 8.3(b) to not be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) after the giving of written notice of such breach or inaccuracy to Vistas by the Company, cannot be cured or has not been cured by the earlier of the Outside Date and ten (10) Business Days after the delivery of such notice; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to the Company if the Company or its Affiliate (including Pubco or Merger Sub) is then in material uncured breach of any representation, warranty, covenant or agreement contained in this Agreement;

(e) by written notice by Vistas to the Company, if the Company, Pubco, Vistas Merger Sub or Anghami Merger Sub breaches any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Company, Pubco, Vistas Merger Sub or Anghami Merger Sub contained in this Agreement shall have become untrue or inaccurate, in any case, which (i) would render the conditions precedent to Vistas’ obligations to consummate the transactions contemplated hereby set forth in Section 8.2(a) or Section 8.2(b) to not be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) after the giving of written notice of such breach or inaccuracy to the Company by Vistas, cannot be cured or has not been cured by the earlier of the Outside Date

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and ten (10) Business Days after the delivery of such notice; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Vistas if Vistas or its Affiliate is then in material uncured breach of any representation, warranty, covenant or agreement contained in this Agreement;

(f) by written notice by Vistas to the Company, if after ten Business Days from the execution of this Agreement, the Written Consent and the Acknowledgements shall not have been obtained; provided, however, that once the Written Consent and the Acknowledgements have been obtained, Vistas may not terminate this Agreement pursuant to this Section 9.1(f);

(g) by written notice by the Company to Vistas, if after three Business Days from the date hereof, the Sponsor Letter Agreement shall not have been executed by the Sponsors and Vistas and delivered to the Company; provided, however, that once the Sponsor Letter Agreement has been executed and delivered to the Company, the Company may not terminate this Agreement pursuant to this Section 9.1(g);

(h) by written notice by Vistas to the Company, if there shall have been a Material Adverse Effect on the Company or Pubco following the date of this Agreement which is uncured and continuing;

(i) by written notice from either the Vistas or the Company to the other if the Required Vistas Shareholder Vote is not obtained at the Special Meeting (subject to any adjournment or recess of the meeting);

(j) by written notice by the Company to Vistas, if there shall have been a Material Adverse Effect on Vistas following the date of this Agreement which is uncured and continuing; or

(k) by written notice by the Company to Vistas, if, prior to the time the Required Vistas Shareholder Vote is obtained, Vistas shall have made an Adverse Recommendation.

Section 9.2 EFFECT OF TERMINATION. This Agreement may only be terminated in the circumstances described in Section 9.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 9.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 9.1, this Agreement shall immediately become null and void, without any Liability on the part of any Party or any other Person, and all rights and obligations of each Party shall cease; provided, that (a) the Confidentiality Agreement and Section 6.4(a), Section 6.5, Section 9.1, this Section 9.2 and Article X (including Section 10.11) of this Agreement survive any termination of this Agreement and remain in full force and effect and (b) no such termination shall relieve any Party from any Liability arising out of or incurred as a result of its breach of the terms of this Agreement prior to such termination (subject to Section 10.11). Without limiting the foregoing, and except as provided in this Section 9.2 (but subject to Section 10.11, and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 10.12), the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 9.1.

ARTICLE X
MISCELLANEOUS

Section 10.1 AMENDMENT AND WAIVER. No amendment or modification of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Vistas, the Company, Vistas Merger Sub, Anghami Merger Sub and Pubco. No waiver of any provision or condition of this Agreement shall be valid unless the same shall be in writing and signed by the Party against which such waiver is to be enforced. No waiver by any Party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.

Section 10.2 NOTICES. All notices, demands, requests, instructions, claims, consents, waivers and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment), (b) when delivered by fax or email (with affirmative confirmation of receipt), (c) one Business Day after delivery

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by reputable internationally recognized overnight express courier (charges prepaid) or (d) three (3) Business Days following mailing by certified or registered mail, postage prepaid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

IF TO PUBCO, VISTAS MERGER SUB, ANGHAMI MERGER SUB OR THE COMPANY AT OR PRIOR TO THE CLOSING:

Anghami
Dubai Internet City, Building 17, 2nd Floor, Office 254
Attn: Edgard Maroun
Tel. No.: +961 3 241 435 / +971 55 646 0575 /
+ 961 3 810 690 / + 971 55 927 32
Email: xxxx@anghami.com / xxxx@anghami.com

WITH COPIES TO (WHICH SHALL NOT CONSTITUTE NOTICE):

Norton Rose Fulbright
1301 McKinney, Suite 5100
Houston, Texas 77010
Attn: Brian Fenske and Ayse Yuksel Mahfoud
Tel. No.:    713-651-5557 and +90 212 386 1310
Email: brian.fenske@nortonrosefulbright.com and ayse.yuksel@nortonrosefulbright.com

IF TO VISTAS AT OR PRIOR TO THE CLOSING: Vistas Media Acquisition Company Inc. 30 Wall Street, 8th Floor New York, NY 10005		WITH A COPY TO (WHICH SHALL NOT CONSTITUTE NOTICE): Winston & Strawn LLP 35 W. Wacker
Attn:	F. Jacob Cherian	Chicago, Illinois 60601
Tel. No:	(212) 859-3525	Attn:	Jason Osborn
Email:	fjc@vmac.media		David Sakowitz
		Fax No.:	312-558-5700
		Tel. No.:	312-558-5600
		Email:	josborn@winston.com
dsakowitz@winston.com

IF TO PUBCO, VISTAS OR THE COMPANY AFTER THE CLOSING:

Anghami Inc.
Dubai Internet City, Building 17, 2nd Floor, Office 254
Attn: Edgard Maroun
Tel. No.: +961 3 241 435 / +971 55 646 0575 /
+ 961 3 810 690 / + 971 55 927 32
Email: edy@anghami.com / legal@anghami.com

WITH COPIES TO (WHICH SHALL NOT CONSTITUTE NOTICE):

Norton Rose Fulbright
1301 McKinney, Suite 5100
Houston, Texas 77010
Attn: Brian Fenske and Ayse Yuksel Mahfoud
Tel. No.:   713-651-5557 and +90 212 386 1310
Email: brian.fenske@nortonrosefulbright.com and
ayse.yuksel@nortonrosefulbright.com AND

Winston & Strawn LLP
35 W. Wacker
Chicago, Illinois 60601

		Attn:	Jason Osborn
David Sakowitz
		Fax No.:	312-558-5700
		Tel. No.:	312-558-5600
		Email:	josborn@winston.com
dsakowitz@winston.com

Section 10.3 ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided, that, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any Party (including by operation of Law) without the prior written consent of the other Parties, and any assignment without such consent shall null and void ab initio; and provided, further that no such assignment shall relieve the assigning Party of its obligations hereunder. Without limiting the foregoing, in the event the Company, Vistas or Pubco or any of their respective successors or permitted assigns, (a) consolidates with or merges into any other Person or (b) transfers all or substantially all of the assets of such Party and its Subsidiaries, taken as a whole, to any Person, then, and in each case, the successors and assigns of such Party shall be deemed to have assumed the obligations set forth in Section 6.9.

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Section 10.4 SEVERABILITY. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held to be prohibited by or invalid, illegal or unenforceable under applicable Law in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible.

Section 10.5 INTERPRETATION. The headings and captions used in this Agreement and the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement. The use of the word “including” (and with correlative meaning “include”) herein shall mean “including without limitation.” The use of the word “Ordinary Course of Business” shall mean, with respect to any Person, any action taken by such Person in the ordinary course of business consistent with past practice. The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa. References herein to any gender shall include each other gender. The word “or” shall not be exclusive unless the context clearly requires the selection of one (but not more than one) of a number of items. References to “written” or “in writing” include in electronic form. References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 10.5 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity. Any reference to “days” shall mean calendar days unless Business Days or Trading Days are expressly specified; provided, that if any action is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. References herein to any Contract or agreement (including this Agreement) mean such Contract or agreement as amended, restated, supplemented or modified from time to time in accordance with the terms thereof; provided, that with respect to any Contract listed (or required to be listed) on the Disclosure Schedules, all amendments, modifications, supplements, extensions and renewals thereto (but excluding any purchase orders, work orders or statements of work) must also be listed on the appropriate schedule and disclosed. Any Law or Order defined or referred to herein or in any other Transaction Agreement means such Law or Order as from time to time amended, modified or supplemented, including, in the case of statutes, by regulations, rules or orders, and by succession of comparable successor statutes, regulations, rules or orders. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding.” References herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder. The word “extent” in the phrase “to the extent” (or similar phrases) shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. An accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with IFRS or GAAP, as applicable, based on the accounting principles used by the applicable Person. Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in United States currency. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any other Transaction Agreement to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties and their respective counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. Any information or materials shall be deemed provided, made available or delivered to Vistas if such information or materials have been uploaded to the electronic data room maintained by the Company and NRF on the Lightserve online-platform for purposes of the transactions contemplated by this Agreement (the “Data Room”) at least one (1) Business Day prior to the date hereof and Vistas and its Representatives have been given access to the electronic folders contained such information.

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Section 10.6 ENTIRE AGREEMENT. This Agreement and the agreements and documents referred to herein, including any exhibits and schedules attached hereto, together with the other Transaction Agreements, contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way. Furthermore, this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations and no Person has any special relationship with another Person that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.

Section 10.7 NO RECOURSE. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that any Party may be a partnership or limited liability company, each Party hereto, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the Parties shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Party (or any of their successors or permitted assignees), against any former, current, or future general or limited partner, manager, stockholder or member of any Party (or any of their successors or permitted assignees) or any Affiliate thereof or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, stockholder, manager or member of any of the foregoing, but in each case not including the Parties (each, but excluding for the avoidance of doubt, the Parties, a “Non-Party Affiliate”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, Contract or otherwise) by or on behalf of such party against the Non-Party Affiliates, by the enforcement of any assessment or by any Proceeding, or by virtue of any statute, regulation or other applicable Law, or otherwise; it being expressly agreed and acknowledged that no personal Liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Non-Party Affiliate, as such, for any obligations of the applicable party under this Agreement or the transactions contemplated hereby, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, Contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation. Except to the extent otherwise expressly set forth in, and subject in all cases to the terms and conditions of and limitations herein, this Agreement may only be enforced against, and any claim or cause of action of any kind based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. Each Non-Party Affiliate is expressly intended as a third-party beneficiary of this Section 10.7.

Section 10.8 COUNTERPARTS; ELECTRONIC DELIVERY. This Agreement and agreements, certificates, instruments and documents entered into in connection herewith may be executed and delivered in one or more counterparts and by fax, pdf, email or other electronic document transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of a fax machine, pdf, email or other electronic document transmission to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine, pdf, email or other electronic document transmission as a defense to the formation or enforceability of a Contract and each Party forever waives any such defense.

Section 10.9 ARBITRATION.

(a) Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 10.9), arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 10.9. A Party must, in the first instance, provide written notice of any Disputes to the other Parties subject to such Dispute (a “Dispute Notice”), which Dispute Notice must provide a reasonably detailed description of the matters subject to the Dispute. The Parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the Dispute Notice being received by such other Parties subject to such Dispute (the “Dispute Resolution Period”).

(b) Any Dispute that is not amicably resolved during the Dispute Resolution Period may be referred to and finally resolved by arbitration before the International Chamber of Commerce (“ICC”), and governed by the Arbitration Rules of the International Chamber of Commerce (“ICC Rules”).. Any Party involved in such

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Dispute may initiate the arbitration after the Dispute Resolution Period. The decision of the ICC arbitration panel with respect to such Dispute shall be final and binding on the Parties, and it will not be subject to any appeal or proceedings to vacate. The arbitration award may be enforced in any court of competent jurisdiction.

(c) The seat of the arbitration and any witness hearings or other evidentiary proceedings shall be London and all proceedings and submissions shall be in the English language. The arbitrators shall decide the Dispute in accordance with the substantive law of the state of New York. The panel may conduct proceedings in other locations if necessary for the taking of evidence or as otherwise agreed by the Parties involved in such arbitration.

(d) The arbitration panel shall consist of three members to be appointed in accordance with the ICC Rules, except that the third arbitrator, who shall preside over the arbitration panel, shall be chosen by mutual agreement of the two Party-appointed arbitrators.

(e) Except as required by applicable Law, none of the Parties or the arbitration panel may disclose the existence, content or results of the arbitration unless and to the extent that disclosure is required by applicable Law or is necessary for permitted court proceedings.

(f) The arbitration panel shall be authorized to award monetary damages and to grant temporary injunctive relief, including interim relief pending the final award. Any interim or provisional measure in the form of conservatory or injunctive relief ordered by the arbitration panel shall, to the extent permitted by applicable Law, be deemed a final arbitration award for purposes of enforceability. For the avoidance of doubt, nothing in this Section 10.9 should be interpreted to preclude any Party from seeking interim relief from a court of competent jurisdiction prior to the formation of the arbitration panel. Any monetary award may include interest and shall be stated and payable in U.S. Dollars. The arbitration panel is not authorized to award punitive or exemplary damages.

Section 10.10 GOVERNING LAW; WAIVER OF JURY TRIAL; JURISDICTION. The Law of the State of New York shall govern (i) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (ii) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice-of-law or conflict-of-law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of New York. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES HEREUNDER. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Subject to Section 10.9, each of the Parties submits to the exclusive jurisdiction of first, the Supreme Court of New York, County of New York, or if such court declines jurisdiction, then to the federal court sitting in the State of New York, Borough of Manhattan in the City of New York (and in each case, any appellate courts of the foregoing courts), in any action or Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the action or Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 10.10, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity. Each Party agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity.

Section 10.11 TRUST ACCOUNT WAIVER. Each of the Company, Pubco, Vistas Merger Sub and Anghami Merger Sub acknowledges that, as described in the IPO Prospectus, Vistas has established the Trust Account for the benefit of its public stockholders (including overallotment shares acquired by Vistas’ underwriters) (the “Public Stockholders”), which holds proceeds of its IPO and the overallotment shares acquired by Vistas’ underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon), and that Vistas may disburse monies from the Trust Account only in the circumstances described in the IPO Prospectus and Vistas’ Governing Documents. For and in consideration of Vistas entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company, Pubco, Vistas Merger Sub and Anghami Merger Sub, for itself and the Affiliates it has the authority to

Annex A-60

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

bind, hereby agrees it and such Affiliates do not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to Public Stockholders), or make any claim against the Trust Account (including any distributions therefrom to Public Stockholders), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability, and hereby irrevocably waives any claims it or such Affiliates has or may have at any time against or with respect to the Trust Account (or distributions therefrom to Public Stockholders) as a result of, or arising out of, any discussions, contracts or agreements (including this Agreement) involving Vistas and will not seek recourse against the Trust Account (or distributions therefrom to Public Stockholders) for any reason whatsoever. Each of the Company, Pubco, Vistas Merger Sub and Anghami Merger Sub agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Vistas and its Affiliates to induce Vistas to enter in this Agreement, and each of the Company, Pubco, Vistas Merger Sub and Anghami Merger Sub further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. Notwithstanding the foregoing, nothing in this Section 10.11 shall affect any rights of the Company, Pubco, Vistas Merger Sub or Anghami Merger Sub or their respective Affiliates in the capacity as a Public Stockholder to redeem their shares of Vistas in the Vistas Shareholder Redemption. This Section 10.11 shall survive termination of this Agreement for any reason and continue indefinitely.

Section 10.12 SPECIFIC PERFORMANCE. The Parties agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the Parties hereto fail to take any action required of them hereunder to consummate the transactions contemplated by this Agreement. It is accordingly agreed that (a) each Party shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.10 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right to specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right, neither Vistas, the Company, Pubco, Vistas Merger Sub or Anghami Merger Sub would have entered into this Agreement. The Parties agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law. The Parties acknowledge and agree that if a Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.12, such Party shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 10.13 NO THIRD-PARTY BENEFICIARIES. This Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder (other than any D&O Indemnified Persons with respect to Section 6.9, the Non-Party Affiliates with respect to Section 10.7, each of whom is an express third-party beneficiary hereunder and entitled to enforce their rights and obligations owed to them under such Sections).

Section 10.14 SCHEDULES. All Schedules and Exhibits attached hereto or referred to herein and the recitals to this Agreement are (a) each hereby incorporated in and made a part of this Agreement as if set forth in full herein and (b) qualified in their entirety by reference to specific provisions of this Agreement. Any fact or item disclosed in any Section of the Disclosure Schedules shall be deemed disclosed in each other Section of such Disclosure Schedules to which such fact or item may apply so long as (x) such other Section is referenced by applicable cross-reference or (y) it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other Section. The headings contained in the Schedules are for convenience of reference only and shall not be deemed to modify or influence the interpretation of the information contained in these Schedules or the Agreement. The Disclosure Schedules are not intended to constitute, and shall not be construed as, an admission or indication that any such fact or item is required to be disclosed. The Disclosure Schedules shall not be deemed to expand in any way the scope or effect of any representations, warranties or covenants described in this Agreement. Any fact or item, including the specification of any dollar amount, disclosed in the Disclosure Schedules shall not by reason only of such inclusion be deemed to be material, to establish any standard of materiality or to define further the meaning of such terms for purposes of the Agreement and matters reflected in the Disclosure Schedules are not necessarily

Annex A-61

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

limited to matters required by the Agreement to be reflected herein and may be included solely for information purposes; and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in the Disclosure Schedules in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in the Disclosure Schedules is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the Ordinary Course of Business. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The information contained in the Disclosure Schedules shall not be publicly filed by the Parties and shall be kept confidential by the Parties. Moreover, in disclosing the information in the Disclosure Schedules, the applicable disclosing Party expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein.

Annex A-62

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the undersigned has caused this Business Combination Agreement to be duly executed as of the date first above written.

Vistas:

VISTAS MEDIA ACQUISITION COMPANY INC.

By:	/s/ F. Jacob Cherian
Name:	F. Jacob Cherian
Title:	Chief Executive Officer

Pubco:

Anghami Inc.

By:	/s/ Edgard Maroun
Name:	Edgard Maroun
Title:	Director

The Company:

Anghami

By:	/s/ Edgard Maroun
Name:	Edgard Maroun
Title:	Director/CEO

Vistas Merger Sub:

Anghami Vista 1

By:	/s/ Edgard Maroun
Name:	Edgard Maroun
Title:	Director

Anghami Merger Sub:

Anghami Vista 2

By:	/s/ Edgard Maroun
Name:	Edgard Maroun
Title:	Director

Annex A-63

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANNEX B: PROXY CARD FOR SPECIAL MEETING OF STOCKHOLDERS

Annex B-1

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

ANNEX C: Amended and RestateD Memorandum and Articles of Association of Pubco

Annex C-1

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by a Cayman Islands court to be contrary to public policy, such as to provide indemnification against fraud or willful default or the consequences of committing a crime. The Pubco Charter provides for indemnification of its officers and directors to the fullest extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. Pubco has or will maintain insurance on behalf of its directors and executive officers. Pubco intends to enter into contracts with its directors and executive officers providing indemnification of such directors and executive officers by Pubco to the fullest extent permitted by law, subject to certain limited exceptions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Pubco pursuant to the foregoing provisions, Pubco has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 21.    Exhibits and Financial Statement Schedules

Exhibit no	Description
2.1†	Business Combination Agreement, dated as of March 3, 2021, by and among VMAC, Anghami, Anghami Inc., Anghami Vista 1 and Anghami Vista 2 (included as Annex A to the proxy statement/prospectus).
3.1*	Amended and Restated Memorandum and Articles of Association of VMAC.
3.2	Form of Amended and Restated Memorandum and Articles of Association of Pubco (as they will be in effect at the Merger Effective Time) (included as Annex B to the proxy statement/prospectus).
4.1*	Specimen Unit Certificate of VMAC.
4.2*	Specimen Common Stock Certificate of VMAC.
4.3*	Specimen Warrant Certificate of VMAC.
4.4*	Warrant Agreement, dated August 6, 2020, by and between VMAC and Continental Stock Transfer & Trust Company, as warrant agent.
4.5*	Specimen Pubco Ordinary Share Certificate.
4.6*	Specimen Pubco Warrant Certificate.
5.1*	Opinion of Maples and Calder (Dubai) LLP.
5.2*	Opinion of Winston & Strawn LLP.
10.1*	Letter Agreement, dated August 6, 2020, by and among VMAC, the Sponsor and each of the initial stockholders of VMAC.
10.2*	Investment Management Trust Agreement, dated August 6, 2020, by and between VMAC and Continental Stock Transfer & Trust Company, as trustee.
10.3*	Administrative Services Agreement, dated August 6, 2020, by and between VMAC and the Sponsor.
10.4*	Private Placement Warrants Purchase Agreement, August 6, 2020, by and between VMAC and the Sponsor.
10.5*	Private Placement Units Purchase Agreement, dated August 6, 2020, by and between VMAC and the Sponsor.
10.6*	Private Placement Units Purchase Agreement, dated August 6, 2020, by and between VMAC and the Representative.
10.7*	Registration Rights Agreement, dated August 6, 2020, by and among VMAC, the Sponsor and the other holders party thereto.
10.8*	Form of Subscription Agreement, by and among VMAC and the subscribers party thereto.
10.9*	Form of Restrictive Covenant Agreement, by and between Pubco and the shareholders party thereto.
10.10*	Form of Sponsor Letter Agreement, by and among VMAC, the Sponsor, Anghami and the parties named thereto.
10.11*	Form of Lock-Up Agreement, by and among Pubco and the shareholders party thereto.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

Exhibit no	Description
10.12	Acknowledgement and Undertaking dated April 16, 2018 by Hossam Mohamed El Gamal.
10.13	Acknowledgement and Undertaking dated April 16, 2018 by Samira Azab.
10.14	Acknowledgement and Undertaking dated April 15, 2018 by Emad Mohe Mohamed Tayel.
22.1*	List of subsidiaries of Pubco.
23.1*	Consent of Ernst & Young–Middle East (Abu Dhabi).
23.2*	Consent of Prager Metis CPAs LLC.
23.4*	Consent of Maples and Calder (Dubai) LLP. (included in Exhibit 5.1).
23.4*	Consent of Winston & Strawn LLP (included in Exhibit 5.2).
24.1*	Power of Attorney (included on signature page to the proxy statement/prospectus which forms part of this registration statement).
99.1*	Form of Proxy for Vistas Media Acquisition Company Inc. Extraordinary General Meeting (included as Annex E to the proxy statement/prospectus).
99.2*	Consent of Director Nominees.

____________

*        To be filed by amendment.

#        Certain information has been redacted from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and competitive harm analyses to the Commission upon request.

†        Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

Item 22.    Undertakings

A.     Pubco hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statementor any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

(5)    For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.      Pubco hereby undertakes:

(1)    that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)    That every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D.     The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

E.      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Cayman Islands on [            ], 2021.

Anghami Inc.
By:	/s/
Name:	Edgard Maroun
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints [Edgard Maroun] and [Omar Sukarieh], with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration statement, including post-effective amendments, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
	Chief Executive Officer, Director	[ ], 2021
Edgard Maroun	(Principal Executive Officer)
	Vice President, Finance	[ ], 2021
Omar Sukarieh	(Principal Financial Officer and Principal Accounting Officer)

Confidential Treatment Requested by Anghami Inc. Pursuant to 17 C.F.R. Section 200.83

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, this registration statement on Form F-4 has been signed on behalf of the registrant by the undersigned, solely in his capacity as the duly authorized representative of the registrant in the United States, on [            ], 2021.

By:	/s/
Name: